Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-148271

PROSPECTUS

PAETEC Holding Corp.

EXCHANGE OFFER OF

$300,000,000 OF OUR 9.5% SENIOR NOTES DUE 2015

THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

5:00 P.M., NEW YORK CITY TIME, FEBRUARY 1, 2008, UNLESS EXTENDED.

Terms of the exchange offer:

•

The exchange notes have been registered under the Securities Act of 1933, as amended, and are being offered in exchange for the original notes that were previously issued in an offering exempt from the registration requirements of the Securities Act. The terms of the exchange offer are summarized below and are more fully described in this prospectus.

•	We will exchange all original notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tenders of original notes at any time prior to the expiration of the exchange offer.

•

We believe that the exchange of original notes will not be a taxable event for U.S. federal income tax purposes, but you should see “The Exchange Offer—Tax Consequences of the Exchange Offer” on page 182 of this prospectus for more information.

•	We will not receive any proceeds from the exchange offer.

•

The terms of the exchange notes are substantially identical to the original notes, except that the exchange notes are registered under the Securities Act, and the transfer restrictions and registration rights applicable to the original notes do not apply to the exchange notes.

•	The guarantors will guarantee the exchange notes.

•

We do not intend to list the exchange notes on any securities exchange or to have them approved for any automated quotation system. Our common stock is traded on the NASDAQ Global Select Market under the symbol “PAET.”

Investments in these securities involve risks. See Risk Factors beginning on page 16.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus, the letter of transmittal and the notice of guaranteed delivery are first being mailed to all holders of the original notes on January 2, 2008.

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY PAETEC HOLDING CORP. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE UNDER ANY CIRCUMSTANCES AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF PAETEC HOLDING CORP. AND ITS SUBSIDIARIES SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY OR AN OFFER TO SELL ANY SECURITIES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. THE INFORMATION CONTAINED IN THIS PROSPECTUS SPEAKS ONLY AS OF THE DATE OF THIS PROSPECTUS UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES.

The date of this prospectus is December 31, 2007

i

SUMMARY

This summary highlights selected information in this prospectus, but it does not contain all of the information that you should consider before making an investment decision. You should read this entire prospectus carefully, including the “Risk Factors” section and the financial statements of PAETEC, US LEC Corp. and McLeodUSA Incorporated and related notes that appear elsewhere in this document. See “Where You Can Find More Information” on page 200.

PAETEC Corp. and US LEC Corp. completed a combination by merger on February 28, 2007. Unless we indicate otherwise, references in this prospectus to “the company,” “we,” “us,” “our,” “PAETEC Holding” and “PAETEC” mean, (1) for all periods before the completion of the merger on February 28, 2007, PAETEC Corp., as the predecessor of PAETEC Holding Corp., and PAETEC Corp.’s subsidiaries and (2) for all periods after completion of the merger, PAETEC Holding Corp. and its subsidiaries, including PAETEC Corp. and US LEC Corp. and their respective subsidiaries.

Our Company

We are a competitive communications services provider guided by the principle that delivering superior customer service is the key to competing successfully with other communications services providers. Our primary business is providing medium-sized and large business end-user customers in large metropolitan areas, such as New York City, Boston, Philadelphia, Washington, D.C., Chicago, Miami, Atlanta and Los Angeles/Orange County, with a package of integrated communications services that includes local and long distance voice services, data services and Internet services. We supplement the revenue generated by these network services with sales of software applications, network integration services and managed services to our end-user customers and with sales of carrier services to other communications companies. We offer our services in 53 of the country’s top 100 metropolitan statistical areas.

On February 28, 2007, we completed our combination by merger with US LEC Corp., a competitive communications carrier that offered a full range of communications services to businesses and enterprise organizations throughout 16 Eastern states. This combination has enabled our company to broaden its product offerings and enhance its customer service capabilities with increased network diversity, multiple network operating centers and additional data centers. As of September 30, 2007, we had in service 114,964 digital T1 transmission lines, which represented the equivalent of 2,759,136 telephone lines. For 2006, on a pro forma basis after giving effect to our acquisition of US LEC, we generated revenue of $1.0 billion.

We focus our network services marketing efforts on medium-sized and large businesses and institutions, which in 2006 represented 79% of our total revenue and generated average monthly revenue per customer of over $2,000. By focusing our marketing efforts on these larger businesses and institutions that have significant communications needs, we believe that we achieve a competitive advantage over larger carriers that target a broad cross-section of residential, business and institutional customers. Our commitment to customer service has led to high customer retention, with an average monthly customer attrition rate in 2006 of less than 0.7%.

Our focus on providing superior customer service begins with the sales process. Our management emphasizes the importance of attracting, training, motivating, and retaining skilled sales professionals. When meeting with a potential customer, members of our sales force rely on our internally-developed proprietary software to tailor services packages and pricing to meet the particular needs of each customer. Our sales force is supported by sales engineers and account development representatives who facilitate the initial provisioning of services and develop customer relationships that we seek to strengthen over time. We believe that our tailored pricing and service offerings and our dedicated account development programs are significant factors in customer retention.

We emphasize network technology as an element of our business strategy to the extent that this element supports our delivery of high-quality and reliable service. We have deployed a flexible and reliable “open technology” network that allows us to support newer technologies, including Internet Protocol-based service offerings. In addition, this network design allows us to offer our customers flexible technological solutions, reduce our total capital investments and apply increased capital to our sales and customer service support systems.

Our Strengths

We believe that the following strengths will help us to execute our strategy:

•

Our focus on medium-sized and large businesses and institutions that have significant communications needs, require complex integrated services and value superior customer support. We believe that our target customers most frequently make their communications purchase decisions based on a combination of factors in which the quality of customer service is as important as service offerings and price. By focusing on these customers, we believe that we are able to use our focus on customer service and our bundled service offerings to win new business, to minimize customer turnover and to sell an increasing number of products and services to each account as the customer relationship matures. We believe that recent consolidation in the industry has resulted in these customers being underserved by many of the larger carriers. Our customer base is characterized by low turnover and high monthly recurring revenue.

•

Our experienced direct sales force and effective distribution channels. We market our services through our direct sales force and through independent sales agents located throughout our markets. Our direct sales force and agents work closely with potential and existing customers to design tailored services bundles that meet unique and evolving customer needs. Our technology enables our sales force to identify and acquire targeted customers rapidly and to tailor and price a variety of service choices to match a customer’s specific requirements. We seek to hire experienced sales professionals and we supplement the experience of our employees and sales agents by providing them with intensive training in our service offerings and in marketing our services in selected industry sectors. We seek to motivate and retain our sales employees, sales agents and agent support personnel with commissions and, with respect to our sales employees, long-term equity incentives. Our employee-oriented focus helps to foster a motivated sales force that we believe is essential to providing superior customer service.

•

Our scalable, capital-efficient facilities-based network and service platform. We believe that the flexibility and reliability of our existing network allows us to provide a superior customer experience at a reasonable price. In addition, we believe that our network deployment strategy has allowed us to enter new markets rapidly and with relatively low capital cost. We have followed a network deployment strategy in which we lease the majority of our telephone and data transmission lines, but retain control over critical network functions by owning our switches and other network electronics. As part of our network strategy, we connect our customers to our network primarily by leasing “special access” digital T1 transmission lines that we believe facilitate very fast installation times and decreased customer outages. We lease a significant portion of these special access lines through competitively-priced bulk purchase agreements with other communications companies and internally manage the service quality on those lines through our network operations center. We believe that this flexible network deployment strategy also allows us to adapt readily to emerging technological innovations and to meet the evolving needs of our customers.

•

Our proven management team. Our management team has an established track record of accomplishments in the communications industry. Seven members of our senior management team and a significant number of additional individuals whom we have employed since we commenced operations in 1998 previously worked together for several years at ACC Corp., which was the first competitive carrier to use a similar network deployment strategy to ours of leasing, rather than building, telephone and data transmission lines. Our executive officers have an average of over 16 years of experience in the telecommunications industry and are experienced in the integration of acquired businesses.

Our Strategy

Our objective is to be the most customer- and employee-oriented communications services provider to medium-sized and large businesses and institutions in our markets. To accomplish this objective, we seek to:

•

Provide superior service and customer care through a highly motivated and committed workforce. We believe that our target customer base, which is composed primarily of medium-sized and large businesses and institutions, is often underserved by traditional telephone companies. Based on our experience, we also believe that many communications providers continue to focus primarily on the technology associated with delivering access, transport and basic voice and Internet access services, rather than on the customer service and consultative sales relationships that attract and retain customers and support the delivery of those services. We seek to gain a competitive advantage and differentiate ourselves from other carriers by building long-term customer relationships based on providing consistent and superior customer service. We believe that our dedicated employee base, employee training programs, billing and back office systems, customer service response teams and reliable network connections provide us with this competitive advantage. We seek to provide incentives to our dedicated workforce, which totaled approximately 2,300 employees at September 30, 2007, through an attractive combination of cash compensation, equity ownership, other benefits, employee recognition awards and a flexible work environment. We believe that this blend of incentives attracts committed, motivated and loyal employees who strive to deliver high levels of service to promote customer satisfaction.

•

Offer a broad range of advanced and traditional communications services. We offer a flexible variety of network services, including our local and long distance voice services and our integrated data services, as an integrated package that is delivered over the same digital transmission lines. In addition, our flexible network enables us to provide advanced offerings, based on the Internet Protocol, or “IP,” such as Voice Over Internet Protocol, or “VoIP,” services and MultiProtocol Label Switching Virtual Private Network, or “MPLS VPN,” services. We attempt to augment our network services bundle with value-added integrated solutions, such as our proprietary telecommunications management software applications and our network integration offerings, that help to differentiate our services bundle from the services of our competitors and often to attract new customers. As a result, our customers frequently are able to fulfill their communications services requirements through one point of contact and receive a monthly statement of charges for a full range of communications services on one integrated bill.

•

Work closely with customers to develop end-to-end communications solutions tailored to their particular needs. We believe that our sales and service approach, in which we consult with our customers to design services customized to meet their particular needs, is an effective strategy for attracting and retaining customers with complex communications needs. We have established local sales offices and hired sales personnel in each of our markets to provide an experienced, local account management team that offers face-to-face sales and personalized client care for our entire service offering. We believe that our service-driven customer relationship strategy results in high levels of customer satisfaction and will lead to an increase in demand for our services. By serving the specific needs of customers in several industries, we believe we are well-equipped to attract new customers in those industries and to sell additional services to existing customers.

•

Use existing customer base and industry expertise to introduce new products and services and to expand selectively into new markets. We use relationships with our customers in existing markets to introduce new products and services. We believe that our close relationships with our customers and our dedication to customer service fosters an environment for the introduction of new products and services that we believe may benefit the customer. We also seek to penetrate markets further and expand our network services business into new markets through our integrated solutions offerings. We frequently use these offerings to establish new customer relationships. Once a customer has purchased one of our offerings, our goal is to become the provider of choice for all of that customer’s communications needs by providing superior customer support. As we offer and sell our integrated solutions on a stand-alone basis to customers outside of our markets when we believe it is economically or strategically advantageous, we seek to use these customers as reference accounts to increase penetration of existing geographic markets and industries with our network services and to expand into new geographic markets and industries.

•

Selectively supplement internal growth through targeted acquisitions. To supplement our internal growth, we have pursued a targeted acquisition strategy that has allowed us to increase penetration of our current markets, to expand into new markets and to increase our service offerings. We continue to seek acquisition candidates that will add customers and cash flow to our existing network services business or that will enhance our ability to sell and deliver value-added services. In accordance with this strategy, we focus our acquisition efforts on local and long distance providers, on enhanced service providers and on interconnect companies that sell, install and maintain data and voice networks for customers. From time to time, we may consider selective acquisitions of those types of businesses that we believe will enhance our package of service offerings, increase our customer base and bring experienced back office, technical and customer service personnel to our company.

Recent Developments

On September 17, 2007, PAETEC entered into a merger agreement to acquire McLeodUSA Incorporated, or “McLeodUSA,” in an all-stock transaction. If the proposed acquisition is completed, McLeodUSA will become a wholly-owned subsidiary of PAETEC and McLeodUSA stockholders will become stockholders of PAETEC. McLeodUSA provides managed IP-based communications services to small and medium-sized enterprises, and traditional circuit-switched telephony services to commercial and residential customers. As part of McLeodUSA’s competitive communications solutions, it provides a wide variety of broadband IP-based voice and data solutions, including local and long distance voice, dedicated broadband Internet access, e-mail, virtual private networking, managed network security, conference calling, high capacity private line services and other integrated voice and data services. McLeodUSA delivers integrated IP-based communications solutions to customers over a single high-speed broadband connection on its private managed secure network. McLeodUSA also provides wholesale communications services to other communications services providers through its extensive network facilities. For additional information about McLeodUSA and the merger transaction, see “Risk Factors,” “Proposed Acquisition of McLeodUSA,” “Unaudited Pro Forma Condensed Combined Financial Information of PAETEC” and McLeodUSA’s consolidated financial statements and the related notes appearing elsewhere in this prospectus.

On October 31, 2007, PAETEC completed its acquisition of Allworx Corp., a privately held company, for $25 million in an all-cash transaction. Allworx Corp. develops, designs, markets and sells a complete phone and network system. The Allworx Corp. business provides manufacturing, distribution, and software and digital hardware engineering services that are designed to benefit small and medium-sized businesses, which will represent a more substantial portion of PAETEC’s customer base following the closing of the merger with McLeodUSA.

Our Corporate Information

PAETEC Holding Corp. was organized under the laws of the State of Delaware. On February 28, 2007, PAETEC Corp. completed its combination by merger with US LEC Corp. The combination was effected by two concurrent mergers involving PAETEC Corp. and US LEC and two wholly-owned subsidiaries of PAETEC Holding formed for purposes of the transaction. We sometimes refer collectively to the two mergers as the “US LEC merger” in this prospectus. Before the combination, PAETEC Holding was a wholly-owned subsidiary of PAETEC Corp. formed by PAETEC Corp. to complete the US LEC merger. PAETEC Holding had no operations or material assets before the US LEC merger. As a result of the US LEC merger, PAETEC Corp. and US LEC became wholly-owned subsidiaries of PAETEC Holding.

Our principal executive offices are located at One PAETEC Plaza, 600 Willowbrook Office Park, Fairport, New York 14450, and our main telephone number at that address is (585) 340-2500. We maintain our general corporate web site at www.paetec.com. The contents of our web site are not a part of this prospectus.

The Exchange Offer

On July 10, 2007, we completed the offering of $300,000,000 aggregate principal amount of 9.5% Senior Notes due 2015. The offering was made in reliance upon an exemption from the registration requirements of the Securities Act. As part of the offering, we entered into a registration rights agreement with the initial purchasers of the original notes in which we agreed, among other things, to deliver this prospectus and to complete an exchange offer for the original notes. Below is a summary of the exchange offer.

The Exchange Offer

We are offering to exchange $1,000 principal amount of our 9.5% Senior Notes due 2015 which have been registered under the Securities Act, and which we refer to as the “exchange notes,” for each $1,000 principal amount of our outstanding unregistered 9.5% Senior Notes due 2015, which were issued by us on July 10, 2007 in a private offering, and which we refer to as the “original notes.” We refer to the exchange notes and the original notes together as the “notes.”

To be exchanged, an original note must be properly tendered and accepted. All original notes that are validly tendered and not withdrawn will be exchanged. As of the date of this prospectus, there are $300,000,000 principal amount of original notes outstanding. We will issue exchange notes promptly after the expiration of the exchange offer.

Resales

Based on interpretations by the staff of the Securities and Exchange Commission, or “SEC,” as detailed in a series of no-action letters issued to third parties, we believe that the exchange notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act as long as:

•	you are acquiring the exchange notes in the ordinary course of your business;

•	you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in a distribution of the exchange notes; and

•	you are not our affiliate.

Rule 405 under the Securities Act defines “affiliate” as a person that, directly or indirectly, controls or is controlled by, or is under common control with, a specified person. In the absence of an exemption, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the exchange notes. If you fail to comply with these requirements you may incur liabilities under the Securities Act, and we will not indemnify you for such liabilities.

Each broker or dealer that receives exchange notes for its own account in exchange for original notes that were acquired as a result of market-making or other trading activities must acknowledge that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any offer to resell, resale, or other transfer of the exchange notes issued in the exchange offer.

Expiration Date	5:00 p.m., New York City time, on February 1, 2008, unless we extend the expiration date.

Withdrawal Rights

You may withdraw tenders of the original notes at any time prior to 5:00 p.m., New York City time, on the expiration date. For more information, see the section entitled “The Exchange Offer” under the heading “Terms of the Exchange Offer.”

Conditions to the Exchange Offer

The exchange offer is subject to certain customary conditions, which we may waive in our sole discretion. For more information, see “The Exchange Offer—Conditions to the Exchange Offer.” The exchange offer is not conditioned upon the exchange of any minimum principal amount of original notes.

Procedures for Tendering Original Notes

If you wish to accept the exchange offer, you must (1) complete, sign and date the accompanying letter of transmittal, or a facsimile copy of such letter, in accordance with its instructions and the instructions in this prospectus, and (2) mail or otherwise deliver the executed letter of transmittal, together with the original notes and any other required documentation to the exchange agent at the address set forth in the letter of transmittal. If you are a broker, dealer, commercial bank, trust company or other nominee and you hold original notes through The Depository Trust Company, or “DTC,” and wish to accept the exchange offer, you must do so pursuant to DTC’s automated tender offer program. By executing or agreeing to be bound by the letter of transmittal, you will represent to us, among other things, (1) that you are, or the person or entity receiving the exchange notes is, acquiring the exchange notes in the ordinary course of business, (2) that neither you nor any such other person or entity has any arrangement or understanding with any person to participate in the distribution of the exchange notes within the meaning of the Securities Act and (3) that neither you nor any such other person or entity is our affiliate within the meaning of Rule 405 under the Securities Act.

If you are a beneficial owner whose original notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender original notes in the exchange offer, we urge you to contact promptly the person or entity in whose name your original notes are registered and instruct that person or entity to tender original notes on your behalf. If you wish to tender original notes in the exchange offer on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your original notes, either make appropriate arrangements to register ownership of your original notes in your name or obtain a properly completed bond power from the person or entity in whose name your original notes are registered. The transfer of registered ownership may take considerable time.

Guaranteed Delivery Procedures

If you wish to tender your original notes and your original notes are not immediately available or you cannot deliver your original notes, the letter of transmittal or any other documents required to the exchange agent (or comply with the procedures for book-entry transfer) prior to the expiration date, you must tender your original notes according to the guaranteed delivery procedures set forth in “The Exchange Offer—Guaranteed Delivery Procedures.”

Taxation

The exchange pursuant to the exchange offer will generally not be a taxable event for U.S. federal income tax purposes. For more details, see “The Exchange Offer—Tax Consequences of the Exchange Offer.”

Consequences of Failure to Exchange

If you do not exchange the original notes, they will remain entitled to all the rights and preferences and will continue to be subject to the limitations contained in the indenture. However, following the exchange offer, all outstanding original notes will still be subject to the same restrictions on transfer, and we will have no obligation to register outstanding original notes under the Securities Act.

Use of Proceeds	We will not receive any proceeds from the exchange offer. For more details, see the “Use of Proceeds” section.

Exchange Agent

The Bank of New York is serving as the exchange agent in connection with the exchange offer. The address, telephone number and facsimile number of the exchange agent are listed in “The Exchange Offer—Exchange Agent.”

The Exchange Notes

The exchange offer relates to the exchange of up to $300,000,000 principal amount of original notes for an equal principal amount of exchange notes. The form and terms of the exchange notes are substantially identical to the form and terms of the original notes, except the exchange notes are registered under the Securities Act and the transfer restrictions, registration rights and related additional interest terms applicable to the original notes do not apply to the exchange notes. The exchange notes will evidence the same debt as the original notes, which they replace. Both the original notes and the exchange notes are governed by the same indenture.

Issuer	PAETEC Holding Corp.

Notes Offered	$300,000,000 aggregate principal amount of 9.5% Senior Notes due 2015.

Maturity Date	July 15, 2015.

Interest Payment Dates	January 15 and July 15 of each year, commencing on January 15, 2008.

Guarantees	Each of our existing and future domestic restricted subsidiaries that is eligible to do so will guarantee the notes on a senior unsecured basis, subject to receipt of required governmental approvals.

Ranking

The notes will be general unsecured and unsubordinated obligations and will rank in right of payment equally with our other existing and future unsubordinated indebtedness. Each guarantee will be general unsecured and unsubordinated obligations and will rank equally in right of payment with other existing and future unsubordinated indebtedness of the guarantor. The notes and the guarantees will be effectively subordinated in right of payment to all of our and the guarantors’ existing and future secured obligations, to the extent of the value of the assets securing such obligations.

As of September 30, 2007, after giving effect to the offering of the original notes and our use of the net proceeds to repay loans under our existing senior secured term loan credit facility, we had outstanding $796.8 million of senior indebtedness, $496.8 million of which was senior secured indebtedness.

Optional Redemption

We may redeem some or all of the notes, at any time before July 15, 2011, at a redemption price equal to 100% of their principal amount plus a “make-whole” premium, together with accrued and unpaid interest. We may redeem some or all of the notes, at any time on or after July 15, 2011, at the redemption prices described in this prospectus, together with accrued and unpaid interest.

Before July 15, 2010, we may redeem up to 35% of the aggregate principal amount of the notes at a redemption price equal to 109.500% of the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date, with the net cash proceeds of one or more equity offerings, except that at least 65% of the principal amount of the notes initially issued must remain outstanding immediately after giving effect to such redemption. See “Description of the Exchange Notes—Optional Redemption.”

Mandatory Offers to Purchase

If we experience certain kinds of changes of control, we must offer to purchase the notes at 101% of their principal amount, plus accrued and unpaid interest. See “Description of the Exchange Notes—Certain Covenants—Repurchase of Notes Upon a Change of Control.”

If we sell certain of our assets and do not apply the net proceeds to repay indebtedness under our credit facilities or reinvest the net proceeds in our business, we must offer to purchase the notes at 100% of their principal amount, plus accrued and unpaid interest. See “Description of the Exchange Notes—Certain Covenants—Limitation on Asset Sales.”

Certain Covenants	The indenture governing the notes contains certain covenants that, among other things, will limit our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness;

•	pay dividends on, redeem or repurchase our capital stock;

•	make investments or repay subordinated indebtedness;

•	engage in sale-leaseback transactions;

•	enter into transactions with affiliates;

•	sell assets;

•	create liens;

•	create restrictions on dividend and other payments to us from our subsidiaries;

•	issue or sell stock of subsidiaries; and

•	engage in a merger, sale or consolidation.

All of the covenants are subject to a number of important qualifications and exceptions that are described under “Description of the Exchange Notes.”

Selected Historical Financial Data

Selected Historical Consolidated Financial and Operating Data of PAETEC

The selected historical consolidated financial statements for all periods presented prior to March 1, 2007 reflect only the financial results of PAETEC Corp., as predecessor to PAETEC Holding Corp., and PAETEC Corp.’s wholly-owned subsidiaries. After February 28, 2007, the date of completion of the merger transaction with US LEC Corp., the accompanying historical financial statements and notes include the accounts of PAETEC Holding Corp. and its wholly-owned subsidiaries, including PAETEC Corp. and PAETEC Corp.’s wholly-owned subsidiaries and US LEC and US LEC’s wholly-owned subsidiaries.

The following tables show the selected historical consolidated statements of operations data, balance sheet data, other financial data and operating data of PAETEC Corp. as of and for each of the years ended December 31, 2002, 2003, 2004, 2005 and 2006 and as of and for the nine months ended September 30, 2006, and of PAETEC Holding as of and for the nine months ended September 30, 2007. The selected consolidated statements of operations data and other financial data for the years ended December 31, 2004, 2005 and 2006 and the balance sheet data as of December 31, 2005 and 2006 are derived from PAETEC Corp.’s audited consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States, or “GAAP,” which are included elsewhere in this prospectus. The selected consolidated statements of operations data and other financial data for the years ended December 31, 2002 and 2003 and the selected balance sheet data as of December 31, 2002, 2003 and 2004 are derived from PAETEC Corp.’s audited consolidated financial statements prepared in accordance with GAAP, which are not included in this prospectus. The summary financial data as of September 30, 2007 and for the nine-month periods ended September

30, 2006 and 2007 are unaudited, but include, in the opinion of PAETEC’s management, all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentation of such data. PAETEC’s historical results are not necessarily indicative of its results for any future period.

You should read the historical selected financial data set forth below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and PAETEC’s consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	Year Ended December 31,							Nine Months Ended September 30,
	2002		2003	2004		2005	2006	2006	2007 (1)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Network services revenue	$203,304		$263,929	$316,731		$400,717	$460,347	$341,406	$620,038
Carrier services revenue	58,510		72,066	70,767		76,685	88,284	65,408	104,929
Integrated solutions revenue	27,388		27,675	26,173		32,022	37,671	28,000	27,403

Total revenue	289,202		363,670	413,671		509,424	586,302	434,814	752,370
Cost of sales (exclusive of depreciation and amortization shown separately below)	122,795		143,132	168,115		237,809	282,169	209,389	353,585
Retroactive network cost discount	—		—	—		(1,750)	—	—	—
Litigation settlement	—		—	—		(860)	1,500	1,500	—
Selling, general and administrative expenses (exclusive of depreciation and amortization shown separately below and inclusive of stock-based compensation)	141,068		155,177	172,075		193,846	219,516	163,292	271,952
Withdrawn initial public offering and related terminated new senior secured credit facility expenses	—		—	—		4,553	—	—	—
Integration/restructuring costs	—		—	—		—	—	—	2,741
Leveraged recapitalization-related costs	—		—	—		—	15,153	15,086	—
Depreciation and amortization	20,566		19,871	22,808		29,076	34,618	25,296	69,290

Income from operations	4,773		45,490	50,673		46,750	33,346	20,251	54,802
Change in fair value of Series A convertible redeemable preferred stock conversion right	—		—	—		10,778	(10,778)	(10,777)	—
Loss on extinguishment of debt	—		—	—		—	5,081	5,081	14,111
Other income, net	(510)		(407)	(715)		(3,098)	(4,509)	(3,343)	(3,464)
Interest expense	14,745		10,737	10,911		10,472	27,319	17,144	51,001

(Loss) income before income taxes and cumulative effect of a change in accounting principle	(9,462)		35,160	40,477		28,598	16,233	12,146	(6,846)
Provision for (benefit from) income taxes	—		685	(37,158	)(2)	14,124	8,430	6,968	(1,875)

(Loss) income before cumulative effect of a change in accounting principle	(9,462)		34,475	77,635	(2)	14,474	7,803	5,178	(4,971)
Cumulative effect of a change in accounting principle	(12,976	)(3)	—	—		—	—	—	—

Net (loss) income	$(22,438)		$34,475	$77,635		$14,474	$7,803	$5,178	$(4,971)

(Loss) income allocated to common stockholders	$(34,457)		$13,298	$39,495		$(623)	$(33,155)	$(35,781)	$(4,971)

(Loss) income per common share—basic (4)	$(1.20)		$0.46	$1.35		$(0.02)	$(1.05)	$(1.15)	$(0.06)

(Loss) income per common share—diluted (4)(5)	$(1.20)		$0.44	$1.25		$(0.02)	$(1.05)	$(1.15)	$(0.06)

	As of December 31,						As of September 30,
	2002	2003	2004		2005	2006	2007 (1)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$24,288	$51,824	$45,882		$49,394	$46,885	$105,481
Property and equipment, net	111,810	120,707	132,776		151,994	167,566	289,763
Total assets	231,321	263,467	334,573	(2)	355,230	379,740	1,113,160
Long-term debt (including current portion)	156,114	145,173	132,126		111,886	373,786	796,825
Series A convertible redeemable preferred stock	151,017	164,043	178,067		193,164	—	—

	Year Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007 (1)
	(in thousands)
Other Financial Data:
Capital expenditures	$26,443	$28,729	$33,545	$38,156	$49,295	$37,845	$52,196
Net cash (used in) provided by financing activities	4,978	(15,608)	(25,236)	(29,131)	(8,202)	(7,280)	290,142
Net cash provided by (used in) operating activities	13,263	67,100	57,894	64,451	53,555	31,781	50,514
Net cash used in investing activities	(30,832)	(23,956)	(38,600)	(31,808)	(47,862)	(34,939)	(282,060)
Ratio of earnings to fixed charges (6)	—	4.11	4.46	3.51	1.58	1.68	—
Adjusted EBITDA (7)	$25,421	$65,415	$73,650	$82,072	$91,798	$66,239	$140,460

	As of December 31,					As of September 30,
	2002	2003	2004	2005	2006	2007(1)
Operating Data:
Geographic markets served (8)	27	27	27	29	29	53
Number of switches deployed (9)	9	10	11	12	13	40
Total digital T1 transmission lines installed (10)	16,236	22,454	30,346	40,621	52,371	114,964
Total access line equivalents installed (10)	389,664	538,896	728,304	974,904	1,256,904	2,759,136
Total employees	978	1,062	1,124	1,231	1,312	2,296

(1)	Includes results of US LEC subsequent to PAETEC Corp.’s business combination with US LEC.
(2)	Includes the recognition of a non-cash net deferred income tax benefit of $38.2 million. For additional information about this benefit, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—2005 Compared With 2004—Income Taxes.”
(3)	Represents a non-cash charge of $13.0 million relating to an impairment of goodwill as a result of PAETEC’s adoption of Statement of Financial Accounting Standards, or “SFAS,” No. 142, Goodwill and Other Intangible Assets.
(4)	Basic and diluted net income per common share for the years ended December 31, 2003, 2004 and 2005 were calculated using the “two-class” method in accordance with Emerging Issues Task Force, or “EITF,” Bulletin No. 03-06, Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings Per Share, by dividing undistributed income allocated to common stockholders by the weighted average number of common shares and potential common shares outstanding during the period, after giving effect to the participating security, which was PAETEC’s convertible redeemable preferred stock that was outstanding in those periods. During the second quarter of 2006, as part of a leveraged recapitalization, PAETEC converted or repurchased all of its outstanding preferred stock.
(5)	Potential common shares, which under the treasury stock method consist of stock options, warrants, and restricted stock units, and preferred stock assuming the full conversion of such preferred stock, are excluded from the diluted net loss per common share calculations for the years ended December 31, 2002, 2005 and 2006 and for the nine months ended September 30, 2006 and 2007, because the effect of their inclusion would have been anti-dilutive. As of December 31, 2006, there were no shares of convertible redeemable preferred stock outstanding.
(6)	For purposes of calculating the ratio of earnings to fixed charges, earnings consists of the sum of pre-tax income from continuing operations, fixed charges, and amortization of capitalized interest, all less capitalized interest. Fixed charges consist of the sum of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, the estimated portion of rental expense deemed by us to be representative of the interest factor of rental payments under operating leases, which we estimate to be one-third of such payments, preference security dividends, and accretion to redemption value of preferred stock. Preference security dividend requirements are computed by dividing (x) the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities by (y) one minus the effective income tax rate applicable to continuing operations. Earnings for the year ended December 31, 2002 were insufficient by $9.5 million to cover fixed charges. Earnings for the nine months ended September 30, 2007 were insufficient by $6.8 million to cover fixed charges.
(7)	Adjusted EBITDA is not a financial measurement prepared in accordance with GAAP. Adjusted EBITDA, as defined by PAETEC, represents net (loss) income before interest, provision for (benefit from) income taxes, depreciation and amortization, change in fair value of Series A convertible redeemable preferred stock conversion right, stock-based compensation, withdrawn initial public offering and related terminated new senior secured credit facility expenses, leveraged recapitalization-related costs, loss on extinguishment of debt and integration/restructuring costs. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Overview of PAETEC Operations—Adjusted EBITDA Presentation” for PAETEC’s reasons for including adjusted EBITDA data and for material limitations with respect to the usefulness of this measurement. The following table sets forth, for the periods indicated, a reconciliation of adjusted EBITDA to net (loss) income, as net (loss) income is calculated in accordance with GAAP:

	Year Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands)
Net (loss) income	$(22,438)	$34,475	$77,635	$14,474	$7,803	$5,178	$(4,971)
Add back non-EBITDA items included in net (loss) income:
Depreciation and amortization	20,566	19,871	22,808	29,076	34,618	25,296	69,290
Interest expense, net of interest income	14,317	10,384	10,365	9,067	24,995	15,387	47,502
Provision for (benefit from) income taxes	—	685	(37,158)	14,124	8,430	6,968	(1,875)

EBITDA	$12,445	$65,415	$73,650	$66,741	$75,846	$52,829	$109,946
Change in fair value of Series A convertible redeemable preferred stock conversion right	—	—	—	10,778	(10,778)	(10,777)	—
Stock-based compensation	—	—	—	—	6,496	4,020	13,662
Withdrawn initial public offering and related terminated new senior secured credit facility expenses	—	—	—	4,553	—	—	—
Leveraged recapitalization costs	—	—	—	—	15,153	15,086	—
Loss on extinguishment of debt	—	—	—	—	5,081	5,081	14,111
Cumulative effect of a change in accounting principle	12,976	—	—	—	—	—	—
Integration/restructuring costs	—	—	—	—	—	—	2,741

Adjusted EBITDA	$25,421	$65,415	$73,650	$82,072	$91,798	$66,239	$140,460

(8)	Each market represents a geographic area in which PAETEC offers its network services.
(9)	Switches are computers that connect customers to PAETEC’s network and transmit voice and data communications over the network.
(10)	An access line is a telephone line that extends from one of PAETEC’s central offices to a customer’s premises. PAETEC connects customers to its network by leasing digital T1 telephone and data transmission lines linking its customers to the central office. Each digital T1 transmission line provides the customer with 24 channels for telephone or data service, although some customers do not use or pay for all 24 channels. PAETEC calculates the number of access line equivalents it has installed by multiplying the number of digital T1 transmission lines it has installed by 24.

Selected Historical Consolidated Financial and Operating Data of McLeodUSA

The selected historical consolidated financial data for the years ended December 31, 2004, 2005 and 2006 and as of December 31, 2005 and 2006 have been derived from McLeodUSA’s audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated historical financial data for the years ended December 31, 2002 and 2003 and as of December 31, 2002, 2003 and 2004 have been derived from McLeodUSA’s audited consolidated financial statements which are not included in this prospectus. The selected consolidated financial data as of September 30, 2007 and for the nine months ended September 30, 2006 and 2007 have been derived from McLeodUSA’s unaudited consolidated financial statements and related notes included elsewhere in this prospectus. In the opinion of McLeodUSA’s management, the unaudited consolidated financial statements have been prepared on the same basis as McLeodUSA’s audited financial statements and include all adjustments, consisting of normal recurring adjustments and accruals, necessary for the fair statement of the financial information set forth in those statements. McLeodUSA’s historical results for any prior period are not necessarily indicative of results to be expected for any future period.

The selected historical financial information set forth below should be read in conjunction with, and is qualified in its entirety by McLeodUSA’s financial statements and notes thereto included elsewhere in this prospectus.

	(January 1- April 16) (1) 2002	(April 17- December 31) (1) 2002	Year Ended December 31,			One Day January 1, 2006 (2)	Year Ended December 31 2006 (2)	Nine Months Ended September 30,
			2003	2004	2005			2006	2007
	Predecessor McLeodUSA						Reorganized McLeodUSA
	(in millions)
Statement of Operations Data:
Revenue	$311.4	$680.7	$869.0	$716.2	$635.0	$—	$544.7	$417.9	$375.4
Operating expenses:
Cost of service (3)	211.2	410.3	498.9	393.8	362.1	—	315.8	245.3	198.3
Selling, general and administrative (3)	108.9	240.4	312.2	268.4	217.4	—	181.7	135.4	151.0
Depreciation and amortization	126.3	217.9	340.5	356.8	212.9	—	60.1	44.2	54.0
Reorganization charges, net	1,596.8	—	—	—	20.2	(18.5)	—	—	—
Restructuring, asset impairment and other charges (adjustments)	(6.8)	(0.1)	(0.2)	262.9	301.7	—	2.4	2.5	(0.1)

Total operating expenses	2,036.4	868.5	1,151.4	1,281.9	1,114.3	(18.5)	560.0	427.4	403.2

Operating (loss) income	(1,725.0)	(187.8)	(282.4)	(565.7)	(479.3)	18.5	(15.3)	(9.5)	(27.8)
Interest expense, net	(33.2)	(30.8)	(35.8)	(48.2)	(65.3)	—	(12.7)	(9.2)	(9.6)
Other (expense) income	2.0	(0.5)	22.5	(10.6)	9.8	—	(0.3)	(0.5)	(0.2)
Gain on cancellation of debt	2,372.8	—	—	—	—	728.1	—	—	—

(Loss) income from continuing operations	616.6	(219.1)	(295.7)	(624.5)	(534.8)	746.6	(28.3)	(19.2)	(37.6)
Income from discontinued operations	167.1	17.7	—	—	—	—	—	—	—

Net (loss) income	783.7	(201.4)	(295.7)	(624.5)	(534.8)	746.6	(28.3)	(19.2)	(37.6)
Preferred stock dividend	(4.8)	(3.5)	(4.6)	(2.9)	(1.3)	—	—	—	—

(Loss) income applicable to common shares	$778.9	$(204.9)	$(300.3)	$(627.4)	$(536.1)	$746.6	$(28.3)	$(19.2)	$(37.6)

Basic and diluted net income (loss) per common share:
(Loss) income from continuing operations	$0.97	$(0.80)	$(1.07)	$(2.12)	$(1.71)	$2.36	$(0.94)	$(0.64)	$(1.25)
Discontinued operations	0.27	0.06	—	—	—	—	—	—	—

(Loss) income per common share	$1.24	$(0.74)	$(1.07)	$(2.12)	$(1.71)	$2.36	$(0.94)	$(0.64)	$(1.25)
Weighted average common shares outstanding:
Basic	627.7	276.3	280.4	296.2	313.2	315.7	30.0	30.0	30.0
Diluted	627.7	276.3	280.4	296.2	313.2	315.7	30.0	30.0	30.0

Investing Activities:
Capital expenditures	$37.2	$88.0	$78.4	$49.4	$35.9	$—	$31.9	$22.1	$24.2
Deferred line installation costs	$16.5	$39.2	$41.4	$28.8	$26.3	$—	$17.0	$12.7	$11.4

	As of December 31,				As of
	2002	2003	2004	2005	December 31, 2006	September 30, 2007

	Predecessor McLeodUSA				Reorganized McLeodUSA
Balance Sheet Data:	(in millions)
Cash and cash equivalents	$170.6	$56.5	$50.0	$20.0	$64.8	$26.7
Property and equipment, net	1,203.1	1,007.7	728.7	346.4	306.3	290.4
Working capital (deficiency) (excluding assets held for sale)	11.3	(42.6)	(62.5)	(824.6)	10.4	(12.4)
Total assets	2,000.3	1,630.6	1,025.8	486.2	479.0	428.0
Total debt	719.9	744.4	777.3	777.3	120.0	106.0
Stockholders’ equity (deficiency)	775.8	521.7	(46.8)	(548.6)	217.1	186.5

(1)	On January 31, 2002, McLeodUSA filed a voluntary petition for bankruptcy relief under Chapter 11 of the U.S. bankruptcy code. On April 16, 2002, McLeodUSA emerged from bankruptcy pursuant to the terms of an amended plan of reorganization, which became effective on that date. Upon emergence, McLeodUSA adopted the fresh start accounting provisions of the American Institute of Certified Public Accountants Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code, or “SOP 90-7.” The adoption of fresh start accounting had a material effect on McLeodUSA’s financial statements. As a result, McLeodUSA’s financial statements for periods after April 16, 2002 are not comparable to its financial statements for earlier periods. Specifically, interest expense, due to the substantial cancellation of debt, and depreciation and amortization expense, due to the adjustment of the carrying values of property, equipment and intangibles to their estimated fair market values, have significantly changed after the application of SOP 90-7.
(2)	On October 28, 2005, McLeodUSA filed a voluntary petition for bankruptcy relief under Chapter 11 of the U.S. bankruptcy code. On January 6, 2006 McLeodUSA emerged from those bankruptcy proceedings pursuant to the terms of a plan of reorganization. Upon emergence, McLeodUSA adopted the fresh start accounting provisions of SOP 90-7. The adoption of fresh start accounting had a material effect on McLeodUSA’s financial statements. As a result, McLeodUSA’s financial statements for periods after January 1, 2006 are not comparable to its financial statements for earlier periods. Specifically, interest expense, due to the substantial cancellation of debt, and depreciation and amortization expense, due to the adjustment of the carrying values of property, equipment and intangibles to their estimated fair market values, have significantly changed after the application of SOP 90-7.
(3)	Exclusive of depreciation and amortization.

RISK FACTORS

Before you participate in the exchange offer, you should carefully consider the various risks of the investment, including the risks described below, together with all of the other information included in this prospectus. If any of these risks actually occurs, our business, financial condition or operating results could be adversely affected. These risks also could materially affect our ability to meet our obligations under the exchange notes. You could lose all or part of your investment in, and the expected return on, the exchange notes.

Risks Related to Investing in the Exchange Notes

PAETEC’s significant level of debt and interest payment obligations may limit its ability to compete, expose it to interest rate risk to the extent of its variable-rate debt and prevent it from meeting its obligations under the exchange notes.

As of September 30, 2007, after giving effect to the offering of the original notes and its use of the net proceeds, PAETEC had $796.8 million of senior indebtedness outstanding, of which $300 million consisted of the original notes and $496.8 million consisted of debt under its senior secured credit facilities. In addition, PAETEC has a revolving credit facility under which it may borrow up to an additional $50 million from time to time. This substantial level of indebtedness may have important consequences. For example, it may:

•	make it more difficult for PAETEC to satisfy its financial obligations, including those relating to the exchange notes;

•

increase PAETEC’s vulnerability to general adverse economic and industry conditions, including interest rate fluctuations, because a significant portion of its borrowings are at variable rates of interest;

•

require PAETEC to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of its cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit PAETEC’s ability to borrow additional funds to expand its business or alleviate liquidity constraints, as a result of financial and other restrictive covenants in its indebtedness;

•	limit PAETEC’s ability to refinance all or a portion of its indebtedness on or before maturity;

•	limit PAETEC’s ability to pursue its acquisition strategy;

•	limit PAETEC’s flexibility in planning for, or reacting to, changes in its business and the industry in which it operates; and

•	place PAETEC at a competitive disadvantage relative to companies that have less indebtedness.

Furthermore, PAETEC’s interest expense could increase if interest rates increase, because a substantial portion of the borrowings under its senior secured credit facilities accrues interest at variable rates.

Covenants under the exchange notes and PAETEC’s other debt agreements may restrict its future operations.

PAETEC’s senior secured credit facilities impose, and the indenture under which the original notes were issued and the exchange notes will be issued will impose, operating and financial restrictions that limit PAETEC’s discretion on some business matters, which could make it more difficult for PAETEC to expand, finance its operations and engage in other business activities that may be in its interest. These restrictions include compliance with or maintenance of certain financial tests and ratios, including a maximum leverage ratio under PAETEC’s credit facilities, and will limit its ability and that of its subsidiaries to:

•	incur additional indebtedness;

•	pay dividends on, redeem or repurchase PAETEC’s capital stock;

•	make investments or repay subordinated indebtedness;

•	engage in sale-leaseback transactions;

•	enter into transactions with affiliates;

•	sell assets;

•	create liens;

•	create restrictions on dividend and other payments to PAETEC from its subsidiaries;

•	issue or sell stock of subsidiaries; and

•	engage in a merger, sale or consolidation.

PAETEC may incur indebtedness in addition to the foregoing indebtedness. Any additional indebtedness it may incur in the future may subject PAETEC to similar or even more restrictive conditions.

PAETEC may not be able to repay the exchange notes and its other indebtedness if it does not generate sufficient cash from operations or financings.

PAETEC’s ability to make payments on or to refinance its indebtedness, including the exchange notes, will depend on its ability in the future to generate cash flows from operations, which is subject to all the risks of its business, and to raise additional funds, including through the offering of equity or debt securities. PAETEC may not be able to generate sufficient cash flows from operations for it to repay its indebtedness when such indebtedness becomes due and to meet its other cash needs. If PAETEC is unable to generate such cash flows, it may be required to adopt one or more alternatives, such as selling assets, restructuring indebtedness or obtaining additional capital on terms that may be burdensome to PAETEC. PAETEC’s ability to refinance its indebtedness will depend on the capital markets and its financial condition at such time and could be limited by the restrictive covenants in its existing debt agreements. PAETEC may not be able to engage in any of these activities or engage in these activities on advantageous terms, which could cause it to default on its debt obligations.

Despite PAETEC’s significant level of debt, it may still be able to incur more debt, which could intensify the risks described above.

PAETEC may be able to incur significant amounts of debt in the future, subject to compliance with its existing financing arrangements. Although PAETEC’s senior secured credit facilities and the indenture governing the notes contain restrictions on its incurrence of additional debt, PAETEC could still incur substantial debt in compliance with these restrictions. For example, the indenture governing the notes will allow PAETEC to incur additional debt if its consolidated leverage ratio, after giving effect to the incurrence, is less than 5.5 to 1.0. If PAETEC incurs additional debt in the future, the related risks that it faces would be increased.

The exchange notes and the subsidiary guarantees will be effectively subordinated in right of payment to PAETEC’s secured debt.

The exchange notes and the subsidiary guarantees will be general, unsecured obligations and will be effectively subordinated in right of payment to all of PAETEC’s secured debt to the extent of the value of the assets securing such debt. In the event of a bankruptcy or similar proceeding, PAETEC’s assets that serve as collateral under such secured debt would be made available to satisfy the obligations under the secured debt before any payments are made on the exchange notes. As of September 30, 2007, after giving effect to the offering of the original notes and its use of the net proceeds, PAETEC had $496.8 million of debt outstanding under its senior secured credit facilities. PAETEC also has the ability to draw up to $50 million in principal amount under its senior secured revolving credit facility, and the indenture governing the exchange notes will permit it to incur additional secured debt. Substantially all of PAETEC’s assets have been pledged as collateral to secure repayment of its obligations under its senior secured credit facilities. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding with respect to PAETEC, such assets would be available to satisfy obligations of the secured debt before any payment could be made on the exchange notes. In addition, to the extent such assets did not satisfy in full the secured debt, the holders of such indebtedness would have a claim for any shortfall that would rank equal in right of payment with the exchange notes. Accordingly, there may only be a limited amount of assets available to satisfy any claims of the holders of the exchange notes upon an acceleration of payment of the exchange notes.

The indenture permits PAETEC to form a holding company that would be permitted to take actions that may not be consistent with the best interests of the holders of the exchange notes.

The indenture governing the exchange notes permits PAETEC to form a separate holding company that would be the parent company of PAETEC Holding Corp. and its subsidiaries. If such a holding company were formed, some of the restrictive covenants contained in the indenture would apply only to PAETEC and its subsidiaries and not to the new holding company. As a result, the new holding company could take actions, such as using cash for purposes unrelated to debt service, which may not be consistent with your best interests.

PAETEC may be unable to repurchase the exchange notes in the event of a change of control of the company.

Upon the occurrence of certain kinds of change of control events, you will have the right, as a holder of the exchange notes, to require PAETEC to repurchase all of your exchange notes at a repurchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. PAETEC may not be able to pay you the required price for your exchange notes at that time, because it may not have available funds to pay the repurchase price. Under PAETEC’s senior secured credit facilities, a change of control is an event of default that would require PAETEC to repay all amounts outstanding under the facilities. In addition, the terms of its senior secured credit facilities and of its future indebtedness may prevent PAETEC from paying you if there is a change of control of the company.

Federal and state fraudulent conveyance laws may permit a court to void the exchange notes and the subsidiary guarantees, and, if that occurs, you may not receive any payments on the exchange notes or the subsidiary guarantees.

The issuance of the exchange notes and the subsidiary guarantees may be subject to review under federal and state fraudulent conveyance statutes. While the relevant laws may vary from state to state, under such laws the payment of consideration generally will be a fraudulent conveyance if:

•	it was paid with the intent of hindering, delaying or defrauding creditors; or

•

PAETEC or any subsidiary guarantor received less than reasonably equivalent value or fair consideration in return for issuing either the exchange notes or a subsidiary guarantee, as applicable, and either:

•	PAETEC or the subsidiary guarantor was insolvent or rendered insolvent by reason of the incurrence of the debt;

•	payment of the consideration left PAETEC or the subsidiary guarantor with an unreasonably small amount of capital to carry on the business; or

•	PAETEC or the subsidiary guarantor intended to, or believed that PAETEC or it would, incur debts beyond its ability to pay the debt.

If a court were to find that the issuance of the exchange notes or a subsidiary guarantee was a fraudulent conveyance, the court could void the payment obligations under the exchange notes or such subsidiary guarantee or subordinate the exchange notes or such subsidiary guarantee in right of payment to presently existing and future debt, or require the holders of the exchange notes to repay any amounts received with respect to the exchange notes or such subsidiary guarantee. In the event of a finding that a fraudulent conveyance occurred, you may not receive any repayment on the exchange notes, may not have a claim against the subsidiary guarantor and may only be a general unsecured creditor of the company.

The subsidiary guarantees could also be subject to the claim that, because they were incurred for PAETEC’s benefit (and only indirectly for the benefit of the subsidiary guarantors), the obligations of the subsidiary guarantors were incurred for less than reasonably equivalent value or fair consideration. A court could then void a subsidiary guarantor’s obligation under its subsidiary guarantee, subordinate the subsidiary guarantee in right of payment to other debt of the subsidiary guarantor or take other action detrimental to your interests as a noteholder.

PAETEC is a holding company and conducts all of its operations exclusively through its subsidiaries. PAETEC’s only significant assets are the capital stock of its subsidiaries. If the subsidiary guarantees are unenforceable, your interests would be effectively subordinated in right of payment to all of PAETEC subsidiaries’ debt and other liabilities, including liabilities to trade creditors.

You may find it difficult to sell your exchange notes because no active trading market for the exchange notes exists. If an active trading market does not develop for the exchange notes, you may not be able to resell them.

The exchange notes are a new issue of securities with no established trading market and PAETEC does not intend to list them on any securities exchange. The initial purchasers of the original notes have informed PAETEC that they intend to make a market in the exchange notes after the completion of this offering. However, the initial purchasers are not obligated to do so and may cease their market-making at any time. In addition, the liquidity of the trading market in the exchange notes, and the market price quoted for the exchange notes, may be adversely affected by changes in the overall market for fixed income securities or in prevailing interest rates, changes in PAETEC’s financial performance or prospects or in the prospects for companies in PAETEC’s industry in general and other factors, including general economic conditions. As a result, PAETEC cannot assure you that an active trading market will develop for the exchange notes. If no active trading market develops, PAETEC may not be able to resell your exchange notes at their fair market value or at all.

In addition, the market for non-investment grade debt has been historically subject to disruptions that have caused substantial volatility in the prices of the securities similar to the exchange notes. The market for the exchange notes, if any, may be subject to similar disruptions. Any such disruption could adversely affect the value of the exchange notes.

Changes in the public debt ratings of the exchange notes may materially and adversely alter the availability, the cost and the terms and conditions of PAETEC’s debt.

The exchange notes will be, and any of our future debt instruments may be, publicly rated by Moody’s Investors Service Inc., or “Moody’s,” and Standard & Poor’s Rating Services, or “S&P,” which are independent rating agencies. These public debt ratings may affect PAETEC’s ability to incur debt in the future. Any future downgrading of the exchange notes or PAETEC’s other debt by Moody’s or S&P may affect the cost and terms and conditions of PAETEC’s financings and could adversely affect the value and trading of the exchange notes.

Risks Related to the Business

PAETEC’s business is currently subject to various risks, including the risks described below that it currently faces and will face if the proposed combination with McLeodUSA is completed.

If PAETEC does not compete effectively in the highly competitive market for network services, it could lose customers and revenue and may face more difficulties as it expands in existing markets and enters new markets.

The telecommunications industry is highly competitive, particularly with the advent of new technologies replacing traditional publicly switched telecommunications networks in favor of services transmitted over the

Internet. This increased level of competition could diminish PAETEC’s market share and affect PAETEC’s ability to expand PAETEC’s business. PAETEC will compete with current and potential market entrants, including:

•	AT&T Inc., Qwest Communications International Inc. and Verizon Communications Inc., which are the large, former monopoly local telephone companies and their successors;

•	other competitive carriers;

•	competitive access providers;

•	cable television companies;

•	electric utilities;

•	Internet service providers and stand-alone VoIP providers;

•	wireless and satellite service providers; and

•	private networks built by large end-users.

Many of these competitors have longer operating histories, greater name recognition, better strategic relationships and significantly greater financial, technical and marketing resources than PAETEC does. As a result, these competitors may be able to develop and adopt new or emerging technologies more quickly, devote greater resources to the development, promotion and sale of their products and services, undertake more extensive marketing campaigns and adopt more aggressive pricing policies, particularly with respect to network services.

PAETEC faces increased price competition in the market for network services and, as a result, may not be able to sustain operating profitability, maintain adequate market share or achieve significant revenue growth.

The demand for PAETEC’s services may not exist at prices that will enable it to maintain adequate market share or achieve significant revenue growth. In response to increased competition from incumbent carriers, and providers using new technologies, including VoIP, competitive carriers like PAETEC have reduced the prices they charge for their network services significantly in recent years. Moreover, in light of the mergers between AT&T and SBC Communications Inc., between MCI, Inc. and Verizon and between AT&T and BellSouth Corporation, PAETEC faces significant price and service competition with respect to its network services from these incumbents, which are the largest incumbent carriers in the United States, as well as from other large established telephone companies that are the dominant competitors in all of PAETEC’s service areas. PAETEC expects to experience an overall increase in pricing pressures, particularly with respect to its network services, due to competition, volume-based pricing and other factors. PAETEC’s ability to reduce its prices may be limited by its reliance on some of its principal competitors to provide it with the key network elements PAETEC needs to provide network services. In addition, if regulatory authorities were to prohibit PAETEC from including specified types of additional charges on bills for network services to offset expenses that PAETEC may incur, PAETEC could be required to increase its base prices for network services above competitive levels. PAETEC also expects a continuation of the trend toward decreasing prices for digital communications services. As a result, PAETEC’s customers may not continue to select its services over those of its competitors.

PAETEC’s business is subject to a variety of risks based on its dependence on regulations that continue to change.

Most of the network services and carrier services that PAETEC provides are subject to significant regulation and may be adversely affected by regulatory developments at the federal, state and local levels. The regulations, for example, can affect the types of services PAETEC may offer, the rates PAETEC is permitted to charge for its services and for the use of its network by other carriers, the manner in which PAETEC may bill its customers, and the rates PAETEC must pay others for their services and for the use of their networks. In addition, the regulations may impose specific operational or compliance requirements related to the protection of customer proprietary network information, capability to associate a physical address with a calling party’s telephone number (E-911) or cooperation with law enforcement officials engaged in lawful communication intercept or monitoring activities. All of these requirements may reduce the revenue PAETEC generates from its operating activities. Federal and state regulations also determine the level of contribution PAETEC must make to federal and state telecommunications subsidy programs, as well as the terms under which it may use any rights of way necessary for the operation of its business. If PAETEC fails to comply with applicable regulations, or if the regulations change in a manner adverse to PAETEC, including in any of the ways described in some of these risk factors, its business and operating results may suffer.

If PAETEC is required to reduce the prices it charges for some or all of its network services, PAETEC’s profitability may be negatively affected and its ability to continue to generate positive cash flows from operations may be diminished.

PAETEC may be required to reduce the prices it charges for some or all of its network services for the following reasons, which could adversely affect its profit margins and its ability to generate positive cash flows from operations:

•	the incumbent carriers in the markets PAETEC serves already offer a bundle of local, long distance and data services that is the same as or similar to the bundle of services that PAETEC offers;

•	PAETEC’s current and potential customers are increasingly using data communications, including VoIP;

•

the mergers between AT&T and SBC, between MCI and Verizon and between AT&T and BellSouth may provide these carriers with significant operating efficiencies and substantial financial and technical resources as they compete with PAETEC;

•

regulatory authorities generally have decreased their oversight of incumbent carriers and from time to time are asked to forbear from applying a range of regulations to incumbent carriers, which may increase the benefits these companies experience from their longstanding customer relationships and greater financial and technical resources, and may increase their ability to reduce prices for local and other network services by offsetting those reductions with revenue or profits generated by unrelated businesses, products or services; and

•

regulatory authorities recently have permitted incumbent carriers to exercise pricing flexibility in setting the rates they charge for some of the network services that PAETEC also provides, rather than requiring the carriers to charge set rates.

If PAETEC cannot continue to interconnect with and obtain key network elements and special access services from some of its primary competitors on acceptable terms, it may not be able to offer its local voice and data services on a profitable basis, if at all.

PAETEC will not be able to provide its local voice and data services on a profitable basis, if at all, unless it is able to continue to interconnect with and obtain key network elements and special access service from some of PAETEC’s primary competitors on acceptable terms. To offer local voice and data services in a market, PAETEC must connect its network with the networks of the incumbent carrier in that market. This relationship is governed by an interconnection agreement between the incumbent carrier and PAETEC. Interconnection agreements can be terminated or modified and from time to time may expire and require renegotiation and renewal. If PAETEC is not able to renegotiate or enter into agreements on terms that are favorable to it, PAETEC’s cost of doing business could increase and its ability to compete could be impeded.

PAETEC also must lease from other providers special access lines and an increasing number of unbundled network elements, or “UNEs,” to connect customers to its network. To provide its local voice and data services, PAETEC depends on existing regulations that require some of these special access lines, UNEs and other wholesale services to be provided to competitive carriers on specified terms. Because PAETEC relies on a limited number of suppliers for access to these services, PAETEC is vulnerable to the risk that it may not be able to renew its contracts with these suppliers on favorable terms or be able to obtain services promptly under these contracts.

Recent and pending regulatory developments may reduce the extent to which incumbent carriers are required to lease special access lines to competitive carriers such as PAETEC or may permit incumbent carriers to increase the prices they charge for such lines. These developments or similar future developments could limit or terminate PAETEC’s affordable access to the network components it needs to provide local voice and data services.

In February 2005, the FCC released an order limiting the number and types of UNEs and transport services that incumbent local exchange carriers must make available to competitive carriers such as PAETEC. As a result, incumbent carriers today make most UNEs and related transport services available to competitive carriers through commercial arrangements that are not subject to regulatory pricing and other constraints. The absence of regulation with respect to these UNEs means that PAETEC’s costs could increase where it relies on UNEs or where it must forego UNEs altogether and seek to rely instead on special access services. Although PAETEC historically has relied more on special access services than UNEs to connect end-user customers to its network, PAETEC’s acquisition of US LEC in February 2007 increased, and the proposed acquisition of McLeodUSA would further increase, PAETEC’s overall reliance on UNEs for such purposes. As a result, although the majority of PAETEC’s end-user connections continue to rely on special access services, PAETEC today is more susceptible to changes in the rates, terms and conditions of UNEs than it was in the past. If PAETEC cannot continue to secure access to these UNEs at competitive rates and on favorable terms and conditions, and if PAETEC cannot successfully convert end-user connections that rely on these UNEs to special access arrangements under such circumstances, PAETEC may not be able to provide its services at an acceptable profit.

Before their respective mergers, AT&T and MCI offered some network services and elements in competition with the incumbent carriers. However, the mergers between AT&T and SBC, between MCI and Verizon and between AT&T and BellSouth could significantly increase the cost of the high-speed circuits PAETEC must lease to connect its customers to PAETEC’s switching equipment by reducing the number of providers that offer those high-speed circuits. PAETEC after the merger also could incur increased circuit costs in portions of the Qwest region, where these other large incumbents may not have a significant presence. Such a development could decrease the competitive pressure on other carriers to maintain low rates for those circuits.

McLeodUSA’s particular dependence on UNEs of regional Bell operating companies could affect PAETEC’s ability to offer services in the McLeodUSA service regions at a profit after the merger.

McLeodUSA today provides services to the vast majority of its customers using its own network facilities in combination with the ‘‘last-mile’’ connections it leases from the regional Bell operating companies, or “RBOCs,” as UNEs and, in some instances, other network elements and services purchased from them. Without access to these UNEs and communications services provided by the RBOCs in these areas, McLeodUSA could not economically provide services to most of its customers. Because of this dependence, McLeodUSA’s communications services are highly susceptible to changes in the rates, terms and conditions for access to RBOC network facilities and to possible inadequate service quality. If the RBOCs or other companies are legally entitled to deny or limit further access to their network elements or communications services, or if regulatory decisions allow them to charge higher rates or impose unfavorable terms and conditions for accessing these elements or services, PAETEC may not be able to offer communications services in the McLeodUSA service regions at a profit after the merger.

In addition, existing regulations and future regulatory decisions by the FCC may eliminate McLeodUSA’s current access to elements of RBOC networks at cost-based prices and may enable the RBOCs to offer those elements on a commercial rather than a regulated basis that would make these elements uneconomical for McLeodUSA to use. McLeodUSA may not be able to obtain commercial agreements or special access services on terms that would continue to permit it to offer local services using the network facilities of RBOCs at profitable and competitive rates, which may lead PAETEC after the merger to exit such markets and decrease the combined Company’s customer base and revenues.

The FCC has undertaken a review of special access pricing which, if decided adversely to PAETEC, could increase the prices PAETEC pays for components of its network.

PAETEC pays charges for special access services offered by incumbent carriers, which involve dedicated connections or access lines between two points, such as between a customer location and PAETEC’s network.

Current FCC review of its rules governing the pricing of special access services could result in regulatory action permitting incumbent carriers to charge increased prices for these services, which could adversely affect PAETEC’s network cost structure.

Special access rates of the largest incumbent carriers currently are subject to price cap regulations, which, together with pricing flexibility rules, permit these incumbent carriers to offer volume and term discounts with respect to special access services. Current regulations also permit the exemption of special access services in a defined geographic area from price cap controls based on showings of competition. The FCC preliminarily has concluded that it should continue to permit pricing flexibility where competitive market forces are sufficient to constrain special access prices. The FCC, however, also has proposed that it undertake an examination to determine whether the current triggers for pricing flexibility, which are based on levels of colocation by competitors within the defined geographic area, provide an accurate assessment of competition.

The FCC also has sought comment on whether some aspects of incumbent carriers’ special access tariff offerings, such as basing discounts on previous volumes of service, tying nonrecurring charges and termination penalties to term commitments, and imposing use restrictions in connection with discounts, are reasonable. Some of these offerings under consideration are particularly important to PAETEC and, if found unreasonable by the FCC, could result in significant price increases for special access services.

In 2005, the FCC conditioned the mergers between AT&T and SBC and between Verizon and MCI on their preservation of pricing levels for some special access services for a period of 30 months. The FCC required preservation of pricing until May 2008, in the case of the merger between AT&T and SBC, or until July 2008, in the case of the merger between Verizon and MCI. In December 2006, the FCC imposed similar conditions, and in some cases required a reduction in special access pricing, in connection with the merger between AT&T and BellSouth until June 2010. Although these conditions are expected to preserve existing pricing levels for some special access services in the near term, the longer-term effect of these conditions and their impact, if any, on PAETEC’s ability to purchase special access at competitive rates is unclear, particularly if AT&T and Verizon are able to raise prices significantly for these special access services following the expiration of the conditions.

A continuing trend toward regulatory forbearance by the FCC could impede PAETEC’s ability to compete in certain markets after the merger.

In September 2005, the FCC granted UNE loop and transport forbearance relief to Qwest in Omaha, Nebraska, which is a metropolitan statistical area where McLeodUSA has a business presence. The FCC’s decision enabled Qwest to eliminate access to UNEs at regulated cost-based rates to competing carriers such as McLeodUSA in a number of central offices in Omaha. The resulting increase in costs has effectively precluded McLeodUSA from continuing to be able to provide competitive services in Omaha using Qwest’s network facilities. McLeodUSA has asked the FCC to reconsider its decision, but the outcome of this request is uncertain. Meanwhile, Qwest has sought similar forbearance relief in the metropolitan statistical areas of Denver, Colorado; Minneapolis-St. Paul, Minnesota; Phoenix, Arizona; and Seattle, Washington. Verizon filed a similar forbearance petition, which the FCC denied in December 2007, covering the metropolitan statistical areas of Boston, Massachusetts; New York, New York; Philadelphia and Pittsburgh, Pennsylvania; Providence, Rhode Island; and Virginia Beach, Virginia. It is not clear what effect, if any, the FCC’s decision on the Verizon forbearance petition will have on the pending Qwest forbearance petition or on McLeodUSA’s pending reorganization request of the Qwest Omaha forbearance petition. If these or other, future petitions are successful, competitive carriers such as PAETEC and McLeodUSA that rely on incumbent carrier UNEs in the affected markets likely will experience cost increases, which may impede their ability to compete.

Failure to obtain and maintain necessary permits and rights-of-way could interfere with PAETEC’s network infrastructure and operations.

To obtain and maintain rights-of-way and similar rights and easements needed to install, operate and maintain fiber optic cable and other network elements, PAETEC after the merger must negotiate and manage agreements with state highway authorities, local governments, transit authorities, local telephone companies and other utilities, railroads, long distance carriers and other parties. The failure to obtain or maintain any rights-of-way could interfere with PAETEC’s operations, interfere with its network infrastructure and its use of that infrastructure and adversely affect PAETEC’s business. For example, if PAETEC loses access to a right-of-way, it may need to spend significant sums to remove and relocate its facilities.

Liabilities may arise in connection with the federal Universal Service program.

The FCC has established a “Universal Service” program that is intended to ensure that affordable, high-quality basic telecommunications services are available to all residents of the United States. All providers of telecommunications are required to make contributions to support federal and state universal service goals, and contributions to the federal Universal Service program are assessed against interstate and international end-user telecommunications gross revenues.

On August 1, 2007, the Universal Service Administration Company, or “USAC,” which administers the federal Universal Service program on behalf of the FCC, notified McLeodUSA that the agency had completed an audit of McLeodUSA’s contributions to the federal Universal Service program based upon McLeodUSA’s 2005 revenues. McLeodUSA’s total contribution to the federal Universal Service program in 2005 was $6.6 million. The audit report concluded that McLeodUSA underreported or misclassified certain telecommunications service revenues, resulting in a contribution shortfall in 2005 of approximately $4 million. McLeodUSA disagrees with portions of the audit report and is continuing to negotiate with USAC in an attempt to revise or amend the agency’s findings. On October 1, 2007, McLeodUSA appealed the audit findings to the FCC. If the audit findings are upheld, McLeodUSA may be required to pay the contribution shortfall with respect to 2005 revenues, and McLeodUSA also may have similar additional liabilities with respect to its 2006 and 2007 contributions, which were calculated by McLeodUSA using the same methodology as in 2005. McLeodUSA’s business may be materially adversely affected by a negative outcome of this dispute.

The regulatory treatment of VoIP and other IP-based products could affect PAETEC’s ability to collect access charges, which could materially adversely affect PAETEC’s revenue.

The regulatory treatment of VoIP, especially as VoIP becomes a more significant service technology, could adversely affect PAETEC’s revenue by restricting or reducing its collection of access charges. These charges compensate PAETEC for the use of its network by other carriers. To the extent PAETEC’s customer base grows and VoIP traffic on its network to and from those customers increases, the revenue PAETEC derives from access charges for that traffic could be significant. It is unclear, however, whether various VoIP products and services are legally classified as information services, which historically have been exempted from access charges, or telecommunications services, which are subject to access charges. The FCC has determined that long distance telecommunications services that originate and terminate on the public switched telephone network, but that use IP conversion to transport the call from PAETEC’s point of origination to PAETEC’s point of termination, constitute telecommunications services. Accordingly, long distance telecommunications services that originate and terminate on the traditional telephone network are subject to access charges. Some carriers also assess access charges for terminating traffic on their networks regardless of whether it originated on the public switched telephone network, such as VoIP traffic that originated over a broadband connection to the Internet. The FCC is examining these and other issues in its intercarrier compensation proceeding and in other proceedings. The FCC, has yet to assign a more general regulatory classification to other, increasingly common forms of VoIP traffic carried by service providers, so it is not yet clear whether such traffic is or will be subject to access charges. In addition to its ongoing proceeding, the FCC has before it numerous petitions filed by incumbent carriers and others specifically concerned with the application of access charges to VoIP providers.

McLeodUSA’s Dynamic Integrated Access services will not be successful unless there is public acceptance of IP telephony and public policy that enables McLeodUSA to offer IP-based services using network elements and commercial services purchased from traditional telephony service providers.

The success of McLeodUSA’s Dynamic Integrated Access services is dependent upon future demand for IP-based telephony and data services. The growth of the Internet telephony market is dependent on several factors. McLeodUSA must continue to have access to the last-mile digital circuits at economical prices that enable McLeodUSA to offer IP-based services using these leased facilities. McLeodUSA also must continue to have the ability to terminate VoIP calls using existing local interconnection facilities. In addition, IP providers must continue to improve quality of service for real-time communications so that toll-quality service can be provided. IP telephony equipment and services must achieve a similar level of reliability that users of the public switched telephone network have come to expect from their telephone service, including emergency calling features and capabilities. IP telephony service providers must offer cost and feature benefits to their customers that are sufficient to cause the customers to switch away from traditional telephony service providers. If any or all of these factors fail to occur, the IP-based services business of PAETEC after the merger may not grow. In addition, IP telephony service is a relatively new technology and PAETEC may encounter difficulties, including regulatory hurdles and other problems that it may not anticipate, that may adversely affect the success of its IP-based services.

PAETEC’s operating performance will suffer if it is not offered competitive rates for the access services PAETEC needs to provide its long distance services.

PAETEC depends on other telecommunications companies to originate and terminate a significant portion of the long distance traffic initiated by its network services customers. To the extent that the volume of long distance traffic PAETEC carries remains substantial, its operating performance will suffer if it is not offered these access services at rates that are substantially equivalent to the rates charged to its competitors or that otherwise do not enable it to have profitable pricing of its long distance services. Access charges historically have made up a significant percentage of the overall cost associated with the provision of long distance service by PAETEC and McLeodUSA. PAETEC’s business and operating results will be adversely affected if PAETEC cannot obtain access rates on a parity with its competitors.

Regulatory initiatives may continue to reduce the maximum rates PAETEC is permitted to charge for some services that it provides to long distance service carriers.

The rates that PAETEC charges long distance service providers for originating or terminating interstate and intrastate calls initiated by their customers to customers served by its network, and for transferring calls by PAETEC’s customers onto the long distance carrier’s network, cannot exceed the rates established by federal and, in some cases, state regulatory authorities. There are several pending FCC and state regulatory proceedings addressing these rates. The outcome of these proceedings could result in a material reduction in the permissible rates PAETEC may charge some carriers for originating and terminating traffic. Similarly, the rates PAETEC may charge to local carriers to terminate local calls made by their customers to PAETEC’s customers are governed by state regulatory authorities and agreements between the local carriers and PAETEC. In the future, various state regulatory authorities may institute proceedings that could have the effect of reducing the rates PAETEC may charge local service providers for terminating local traffic. Such reductions in originating and terminating rates could have a material adverse effect on PAETEC’s business and cash flow.

The outcome of the pending FCC rulemaking proceeding that is reviewing the framework for intercarrier compensation could have a material adverse effect on PAETEC’s operating results.

Significant changes to the current rules governing intercarrier compensation could have a material adverse effect on PAETEC’s collection and payment of reciprocal compensation and access fees. Intercarrier compensation, including exchange access and reciprocal compensation, currently is the subject of an ongoing proceeding before the FCC designed to reform the way in which carriers and service providers pay other carriers and providers for the use of their respective networks. Although discussions among carriers and at the FCC are continuing, particularly with regard to certain issues such as “phantom traffic,” which refers to unidentifiable, and thus unbillable, network traffic, no clear consensus has emerged on how the rules governing intercarrier compensation can and should be reformed. Whether and how intercarrier compensation reform will affect PAETEC and other carriers therefore remains unclear.

Adverse rulings on McLeodUSA’s disputes with AT&T and Qwest and other litigation risks could materially adversely affect the business, financial condition and results of operations of PAETEC after the merger.

McLeodUSA is involved in certain disputes with AT&T and Qwest and is subject to other litigation risks which, if they result in adverse outcomes for McLeodUSA, could materially adversely affect the business, financial condition and results of operations of PAETEC after the merger.

As a result of a settlement McLeodUSA reached with Qwest prior to McLeodUSA’s emergence from Chapter 11 of the U.S. bankruptcy code, McLeodUSA filed complaints against Qwest with several state utility commissions related to a colocation billing dispute. McLeodUSA had withheld payments to Qwest because it believed that Qwest had not properly implemented McLeodUSA’s amended interconnection agreement with Qwest. Also as a result of the settlement with Qwest, McLeodUSA filed a civil complaint against Qwest in the U.S. District Court for the Northern District of Iowa seeking recovery of damages related to numerous other billing disputes.

McLeodUSA uses a variety of wholesale providers to route its long haul and interoffice traffic primarily to and from locations where it does not have its own fiber. These wholesale providers are known in the telecommunications industry as least cost router entities, or “LCRs.” McLeodUSA is subject to a litigation risk as a provider of local termination services to LCRs because its LCR customers may misrepresent the nature of traffic that they contract with McLeodUSA to terminate on their behalf. Identifying the originating nature of traffic that has been converted to a digital signal is challenging, and thus it is difficult for McLeodUSA to know the nature of all traffic passed to it by an LCR with absolute certainty. McLeodUSA currently is one of several defendants in a lawsuit brought by AT&T and its affiliates alleging that McLeodUSA conspired with other carriers to avoid payment of AT&T’s federal or state access charges. If an LCR improperly terminates long distance traffic through McLeodUSA, PAETEC after the merger could be subject to litigation that would be costly to defend and could distract its management from the operation of its business. The FCC currently is examining this issue as part of its broader rulemaking proceeding on intercarrier compensation. PAETEC is unable to predict whether and how the FCC may act in connection with this issue.

Recent and future regulatory decisions exempting incumbent carriers from specified portions of the Communications Act of 1934 with regard to the provision of certain broadband services and other regulatory requirements could have an adverse effect on the cost of operating PAETEC’s network.

PAETEC’s business could suffer if, as a result of FCC action, incumbent carriers negotiate the rates, terms and conditions associated with broadband services PAETEC purchases from them in a manner adverse to PAETEC. On December 20, 2004, Verizon filed a petition with the FCC seeking to forbear the application of specified regulations under the Communications Act to some stand-alone broadband services, such as asynchronous transfer mode, or “ATM,” Frame Relay and similar packet-switched or IP-based services. The regulations, among other things, require Verizon to price retail and wholesale services under tariff, provide those services as a carrier of last resort, and maintain those services, including pricing, under the control of regulatory authorities. In March 2006, the FCC announced that Verizon’s forbearance petition was deemed granted, and in December 2007 the FCC decision was upheld on appeal. Because the FCC issued no formal order, the scope of the forbearance grant is not clear. PAETEC purchases some of the affected services from Verizon and is engaged in discussions with Verizon as to the effect of the FCC’s action on the current rates, terms and conditions of these services. On October 12, 2007, the FCC issued an order granting similar but more limited broadband forbearance relief to AT&T. The FCC agreed to treat AT&T’s existing packet-switched broadband telecommunications services and existing optical transmission services as non-dominant and no longer subject to some regulatory requirements. On October 25, 2007, the FCC issued orders granting similar broadband forbearance relief to Embarq Corporation and Citizens Communication Company. Each of the FCC’s AT&T, Embarq and Citizens broadband forbearance orders has been appealed. Because the FCC issued its order only recently, and because the orders are subject to judicial review, the scope of its impact on PAETEC and the telecommunications industry is not yet clear. It is possible that the FCC may now scale back the broadband forbearance relief previously granted to Verizon in the interest of regulatory parity. The FCC also is considering deregulating the broadband services of Qwest, which could increase PAETEC’s cost services. Qwest, Embarq Corporation and

Citizens Communications Company have filed similar petitions for forbearance. Although it is possible that the FCC will grant Qwest’s petition only to the same extent that it granted the AT&T, Embarq and Citizens petitions, PAETEC cannot predict the outcome of this proceeding or the impact it will have on the company and the industry. The FCC also recently agreed to forbear from enforcing certain structural separation requirements and dominant carrier regulations relating to incumbent Bell operating company in-region long distance services. This continued trend toward deregulation of incumbent carriers is expected to improve the ability of these carriers to compete and may increase PAETEC’s costs to the extent PAETEC relies on these carriers for products and services that no longer are subject to regulation.

An inability to market and develop additional services may adversely affect PAETEC’s ability to retain existing customers or attract new customers.

PAETEC offers local, long distance, data, Internet, VoIP and other telecommunications services. To address the future needs of PAETEC’s customers, PAETEC is required to market and develop additional services. PAETEC may not be able to continue to provide the range of telecommunications services that PAETEC’s customers need or seek. PAETEC may lose some of its customers or be unable to attract new customers if it cannot offer these services.

PAETEC and other industry participants are frequently involved in disputes over issues that, if decided adversely to PAETEC, could harm PAETEC’s financial and operational prospects.

PAETEC anticipates that it will continue to be subject to risks associated with the resolution of various disputes, lawsuits, arbitrations and proceedings affecting PAETEC’s business. The deregulation of the telecommunications industry, the implementation of the Telecommunications Act and the distress of many carriers in the telecommunications industry as a result of continued competitive factors and financial pressure have resulted in the involvement by numerous industry participants, including PAETEC and McLeodUSA, in disputes, lawsuits, proceedings and arbitrations before state and federal regulatory commissions, private arbitration organizations such as the American Arbitration Association, and courts over many issues that will be important to PAETEC’s financial and operational success. These issues include the interpretation and enforcement of existing interconnection agreements and tariffs, the terms of new interconnection agreements, operating performance obligations, intercarrier compensation, access charges applicable to different categories of traffic, including traffic originating from or terminating on wireless networks, the jurisdiction of traffic for intercarrier compensation purposes, the wholesale services and facilities available to PAETEC and McLeodUSA, the price PAETEC and McLeodUSA will pay for those services and facilities, and the regulatory treatment of new technologies and services.

If PAETEC does not successfully implement its acquisition strategy, any businesses that PAETEC may acquire could harm PAETEC’s results of operations and financial condition.

As part of PAETEC’s growth strategy, PAETEC seeks to supplement internal expansion through targeted acquisitions. In its largest such transaction, PAETEC Corp. completed its combination with US LEC Corp. on February 28, 2007. PAETEC is subject to various risks in connection with any acquisitions or series of acquisitions, including the following:

•	PAETEC may be unable to realize anticipated cost savings or operating efficiencies;

•	PAETEC may be unable to retain skilled management, technical, sales and back office personnel of acquired companies;

•	customers of acquired companies may resist PAETEC’s marketing programs, pricing levels or services;

•	PAETEC may experience difficulties in evaluating the historical or future financial performance of the acquired companies;

•

PAETEC may not successfully incorporate the services of acquired businesses into PAETEC’s package of service offerings or successfully integrate the network equipment and operating support systems of acquired businesses;

•	the attention PAETEC can devote to any one acquired company may be restricted by PAETEC’s allocation of limited management resources among various integration efforts;

•	PAETEC’s acquisition and integration activities may disrupt its ongoing business activities;

•	PAETEC may be unable to maintain uniform standards, controls, procedures and policies throughout all of its acquired companies;

•	PAETEC may be unable to manage successfully the risks associated with entering new geographical, customer or product markets in which it has little or no experience;

•	PAETEC’s relationships with vendors may be adversely affected;

•	PAETEC may face brand awareness issues related to the acquired assets or customers; and

•	PAETEC may have to prepay assumed liabilities of acquired companies.

Even if acquired companies eventually contribute to an improvement in PAETEC’s operating results or financial condition, the acquisitions may adversely affect PAETEC’s operating results and financial condition in the short term. PAETEC’s operating results may decrease as a result of transaction-related expenses PAETEC records for the period in which it completes an acquisition. PAETEC’s operating results may be further reduced by the higher operating and administrative expenses PAETEC may incur in the periods immediately following an acquisition as PAETEC seeks to integrate the acquired business into its operations.

If PAETEC is unable to raise additional capital, its ability to expand its business and to meet its obligations will be limited.

The development and expansion of PAETEC’s network will require substantial capital investment. If PAETEC chooses to accelerate the expansion of PAETEC’s business, PAETEC will require additional capital. PAETEC also may require additional capital to fund payments of PAETEC’s indebtedness as an increasing amount of PAETEC’s indebtedness becomes due and payable. If PAETEC cannot successfully obtain additional equity or debt financing for necessary purposes on acceptable terms, PAETEC could be at a competitive disadvantage relative to competitors with significant capital or the ability to raise significant capital for expansion. The terms of any financing PAETEC does obtain may be burdensome to PAETEC.

If PAETEC is unable to manage its business effectively, PAETEC’s prospects for profitable operations will be harmed.

To achieve and sustain operating profitability, PAETEC is required to maintain its revenue, control expenses and otherwise manage its business efficiently. This places significant demands on PAETEC’s management and other employees, its operational and financial systems, and its internal controls and procedures. If PAETEC fails to manage PAETEC’s operations effectively, PAETEC may experience higher costs of operations, a decline in service quality, the loss of customers, and other limitations that would adversely affect PAETEC’s prospects for profitable operations.

If PAETEC is unable to maintain or enhance its back office information systems, PAETEC may not be able to increase its revenue as planned or to compete effectively.

Sophisticated back office information systems are vital to PAETEC’s revenue growth and PAETEC’s ability to monitor costs, bill customers, initiate, implement and track customer orders, and achieve operating efficiencies. To increase revenue, PAETEC must select products and services offered by third-party vendors and efficiently integrate those products and services into PAETEC’s existing back office operations. PAETEC may not successfully implement these products, services and systems on a timely basis, and PAETEC’s systems may fail to perform as the company expects. A failure or delay in the expected performance of PAETEC’s back office systems, or a failure or delay in effectively integrating the back office systems of acquired companies with

PAETEC’s back office systems, could slow the pace of PAETEC’s expected revenue growth or harm PAETEC’s competitiveness by adversely affecting PAETEC’s service quality, which could lead to a loss of existing customers or a failure to attract and retain new customers.

Changes in technology, service offerings and customer preferences could affect PAETEC’s ability to compete in the marketplace for telecommunications and information services.

PAETEC faces rapid and significant changes in technology. PAETEC’s ability to retain existing customers and attract new customers will be impaired if PAETEC is unable to deliver new technologies and services that have significant customer acceptance, to adopt those new technologies and offer those new services in a timely and effective manner, and to compete successfully against other service providers that introduce the same or similar new technologies and offer substantially similar new services. The telecommunications industry has changed significantly over the past several years and is continuing to evolve rapidly. Emerging technologies and services, such as VoIP applications, broadband services and advanced wireless offerings, could alter the economic conditions under which the telecommunications and information services industry operates. New technologies also could lead to the development of new, more convenient and cost-effective services. In addition, the preferences and requirements of customers are rapidly changing. For example, telecommunications customers are increasingly using wireless forms of communication, such as handheld Internet-access devices and mobile phones. The use of wireless communications has resulted in a decline in the volume of voice traffic carried by traditional wireline telecommunications networks and likely has resulted in a decrease in the average minutes of use generated by customers of wireline communications services providers, including PAETEC. PAETEC expects this trend to continue. The development and offering of new services in response to new technologies or consumer demands may require PAETEC to increase its capital expenditures significantly. In addition, new technologies may be protected by patents or other intellectual property laws and therefore may only be available to PAETEC’s competitors and not to PAETEC.

PAETEC may not be able to compete effectively if PAETEC is unable to install additional network equipment or to convert its network to more advanced technology.

PAETEC’s long-term business strategy may require it to convert its existing network to a network using more advanced technology. PAETEC may not have or be able to raise the significant capital that a conversion may require, or be able to complete the installation of additional network equipment and the conversion to more advanced technology in a timely manner, at a commercially reasonable cost or at all. PAETEC also may face technological problems that cannot be resolved. If PAETEC is unable successfully to install or operate new network equipment or to convert its network to a network using more advanced technology, PAETEC may not be able to compete effectively, and PAETEC’s results of operations could be adversely affected.

Network failures or system breaches could cause delays or adversely affect PAETEC’s service quality, which may cause it to lose customers and revenue.

In operating its network, PAETEC must maintain connections for, and manage, a large number of customers and a large quantity of traffic at high speeds. Any failure or perceived failure to achieve or maintain high-speed data transmission could significantly reduce demand for PAETEC’s services and adversely affect PAETEC’s operating results. PAETEC has experienced outages, such as temporary switch outages, that have prevented PAETEC from providing uninterrupted services to some of its customers. Outages such as these have resulted in lost revenue and could cause PAETEC to lose customers. In the future, PAETEC may experience similar or more severe outages or other network failures or breaches.

Computer viruses, break-ins, human error, natural disasters and other problems also may disrupt PAETEC’s network. The network security and stability measures PAETEC implements may be circumvented in the future or otherwise fail to prevent the disruption of PAETEC’s services. The costs and resources required to eliminate computer viruses and other security problems may result in interruptions, delays or cessation of services to PAETEC’s customers, which could result in a decrease in demand, decrease PAETEC’s revenue and slow PAETEC’s planned expansion.

If PAETEC’s network or other ground facilities are damaged by natural catastrophes or terrorism, PAETEC’s ability to provide services may be interrupted and the quality of PAETEC’s services may be adversely affected.

A major earthquake, hurricane, tornado, fire, terrorist attack on the United States, or other catastrophic event could damage PAETEC’s network, network operations center, central offices or corporate headquarters. Such an event could interrupt PAETEC’s service, adversely affect service quality and harm PAETEC’s business. PAETEC does not have replacement or redundant facilities that it can use to provide alternative means of service to all customers or under every circumstance in the event of a catastrophic event. Any damage to PAETEC’s network could result in degradation of PAETEC’s service for some customers and could result in complete loss of service in affected areas.

If PAETEC does not retain its senior management and continue to attract and retain qualified personnel and independent sales agents, PAETEC may not be able to execute its business plan.

PAETEC’s senior management team has extensive experience in the telecommunications industry. As a result, the loss of the services of one or more members of PAETEC’s senior management could impair PAETEC’s ability to implement its integration plan and execute its business strategy, which could hinder PAETEC’s ability to sustain profitability. PAETEC also could be less prepared to respond to technological or marketing developments, which could reduce PAETEC’s ability to serve its customers and could lower the quality of its services. PAETEC has not entered into employment agreements with, and does not maintain key-man life insurance covering, any members of PAETEC’s senior management team.

PAETEC faces competition for qualified personnel, including management, technical and sales personnel. PAETEC also relies on a large number of independent sales agents to market and sell PAETEC’s services. If PAETEC is unable to attract and retain experienced and motivated personnel, including a large and effective direct sales force and a substantial number of sales agents, PAETEC may not be able to obtain new customers or sell sufficient amounts of service to execute PAETEC’s business plan.

If PAETEC fails to maintain proper and effective internal control over financial reporting or fails to implement any required changes, PAETEC’s ability to produce accurate financial statements could be impaired, which could increase its operating costs and adversely affect its ability to operate its business.

PAETEC expects that it will be required to provide annual management assessments of the effectiveness of its internal control over financial reporting beginning with its fiscal year ending December 31, 2007, and to provide reports by PAETEC’s independent registered public accounting firm addressing these assessments beginning with PAETEC’s fiscal year ending December 31, 2008. Ensuring that PAETEC has adequate internal control over financial reporting so that PAETEC can produce accurate financial statements on a timely basis is a costly and time-consuming effort that must be re-evaluated frequently. PAETEC is in the process of documenting, reviewing and improving PAETEC’s internal controls and procedures in anticipation of becoming subject to the foregoing requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or “Sarbanes-Oxley.” Any failure to maintain adequate internal controls, or the inability to produce accurate financial statements on a timely basis, could increase PAETEC’s operating costs and impair PAETEC’s ability to operate its business. Implementing any required changes to PAETEC’s internal controls may require modifications to PAETEC’s existing accounting systems or additional accounting personnel. The internal control assessment process could be costly.

Risks Related to Proposed Merger with McLeodUSA

The proposed merger between PAETEC and McLeodUSA entails a number of risks in addition to those discussed under “Risk Factors—Risks Related to the Business.” Such additional risks include the following:

PAETEC may fail to realize the anticipated benefits of the merger.

PAETEC’s future success will depend in significant part on its ability to realize the cost savings, operating efficiencies and new revenue opportunities that it expects to result from the integration of the PAETEC and

McLeodUSA businesses. PAETEC’s operating results and financial condition will be adversely affected if PAETEC is unable to integrate successfully the operations of PAETEC and McLeodUSA, fails to achieve or achieve on a timely basis such cost savings, operating efficiencies and new revenue opportunities, or incurs unforeseen costs and expenses or experiences unexpected operating difficulties that offset anticipated cost savings. In particular, the integration of PAETEC and McLeodUSA may involve, among other matters, integration of sales, marketing, billing, accounting, quality control, management, personnel, payroll, regulatory compliance, network infrastructure and other systems and operating hardware and software, some of which may be incompatible and therefore may need to be replaced.

The cost savings estimates expected to result from the merger as set forth in this prospectus do not include one-time adjustments that the combined company will record in connection with the merger. In addition, the estimates are based upon assumptions by the managements of PAETEC and McLeodUSA concerning a number of factors, including operating efficiencies, the consolidation of functions, and the integration of operations, systems, marketing methods and procedures. These assumptions are uncertain and are subject to significant business, economic and competitive conditions that are difficult to predict and often beyond the control of management.

Integrating the PAETEC and McLeodUSA businesses may divert management’s attention away from operations.

Successful integration of the operations, products and personnel of PAETEC and McLeodUSA may place a significant burden on PAETEC’s management and internal resources. The diversion of management’s attention and any difficulties encountered in the transition and integration process could otherwise harm PAETEC’s business, financial condition and operating results. The integration will require efforts from each company, including the coordination of their general and administrative functions. For example, integration of administrative functions includes coordinating employee benefits, payroll, financial reporting, purchasing and disclosure functions. Delays in successfully integrating and managing employee benefits could lead to dissatisfaction and employee turnover. Problems in integrating purchasing and financial reporting could result in control issues, including unplanned costs. In addition, the combination of the PAETEC and McLeodUSA organizations may result in greater competition for resources and elimination of product development programs that might otherwise be successfully completed.

PAETEC and McLeodUSA will incur significant transaction and merger-related integration costs in connection with the merger.

PAETEC and McLeodUSA will incur costs to complete the merger and integrate the operations of the two companies, as well as approximately $12.9 million in transaction costs. The estimated $6.7 million of transaction costs to be incurred by PAETEC will be included as a component of the purchase price for purposes of purchase accounting. The amount of transaction costs expected to be incurred by PAETEC and McLeodUSA are preliminary estimates and are subject to change. PAETEC currently estimates that integration costs associated with the merger will be approximately $10.9 million over a period of two years, of which approximately $7.7 million is expected to be incurred in the first year after completion of the merger and approximately $3.2 million is expected to be incurred in the second year after completion of the merger. PAETEC is continuing to assess the magnitude of these costs, and, therefore, these estimates may change substantially as additional unanticipated costs may be incurred in the integration of the businesses of the two companies. Although PAETEC believes that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, will offset incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

PAETEC and McLeodUSA will be subject to business uncertainties and contractual restrictions while the merger is pending that could adversely affect their businesses.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on PAETEC and McLeodUSA and, consequently, on the combined company. Although PAETEC and McLeodUSA intend to take actions to reduce any adverse effects, these uncertainties may impair their ability to attract, retain and motivate key personnel until the merger is completed and for a period of time thereafter, and could cause customers, suppliers and others that deal with PAETEC and McLeodUSA to seek to change existing business relationships with the two companies. Employee retention may be particularly challenging during the pendency of the merger, as employees may experience uncertainty about their future roles with the combined company. If, despite PAETEC’s and McLeodUSA’s retention efforts, key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company, the combined company’s business could be seriously harmed.

The merger agreement restricts McLeodUSA, without PAETEC’s consent, from making acquisitions and taking other specified actions until the merger occurs or the merger agreement terminates. These restrictions may prevent McLeodUSA from pursuing otherwise attractive business opportunities and making other changes to its business that may arise before completion of the merger or, if the merger is abandoned, termination of the merger agreement.

The merger is subject to the receipt of consent or approval from governmental entities that could delay the completion of the merger or impose conditions that could have a material adverse effect on the combined company or that could cause abandonment of the merger.

Completion of the merger is conditioned upon the receipt of consents, orders, approvals or clearances from the FCC and various state public utility commissions or similar entities. PAETEC and McLeodUSA may not be able to obtain the necessary consents and approvals before March 15, 2008, which is the last date under the merger agreement by which the companies may obtain them. In deciding whether to grant some of these consents and approvals, the governmental entities will consider the effect of the merger on competition in various jurisdictions as well as other public interest considerations, and as a result may impose terms and conditions upon the combined company as a condition of consent or approval. The imposition of terms and conditions could have a material adverse effect on the combined company’s business, financial condition or operating results or could cause PAETEC or McLeodUSA to abandon the merger.

Failure to complete the merger could negatively affect PAETEC.

If the merger is not completed for any reason, PAETEC may be subject to a number of material risks, including the following:

•	PAETEC will not realize the benefits expected from becoming part of a combined company, including a potentially enhanced competitive and financial position;

•	the trading price of PAETEC’s common stock may decline to the extent that the current market price of the common stock reflects a market assumption that the merger will be completed;

•

PAETEC’s current and prospective employees may experience uncertainty about their future roles with the company, which may adversely affect PAETEC’s ability to attract and retain key management, marketing and technical personnel; and

•	some costs related to the merger, such as legal, accounting and some financial advisory fees, must be paid by PAETEC even if the merger is not completed.

If the merger agreement is terminated in specified circumstances, PAETEC will be obligated to make termination payments to the other company at the time of termination. In such circumstances, PAETEC will be obligated to pay McLeodUSA a termination fee equal to $14 million plus up to $500,000 for McLeodUSA’s reimbursable transaction-related expenses.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offer. In consideration for issuing the exchange notes, we will receive in exchange the original notes of like principal amount. The form and terms of the exchange notes are identical in all material respects to the form and terms of the original notes, except that the transfer restrictions, registration rights and related additional interest terms applicable to the original notes do not apply to the exchange notes. The original notes surrendered in exchange for the exchange notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the exchange notes will not result in any increase in our outstanding debt or in the obligations of the guarantors.

On July 10, 2007, we issued and sold the original notes. The net proceeds from the sale of the original notes were used, together with cash on hand, to repay $300.0 million principal amount of loans under our existing senior secured term loan credit facility and to pay related fees and expenses. The term loan facility will mature on February 28, 2013. Borrowings under the facility accrue interest at variable rates. The interest rate was 8.07% at September 30, 2007. After giving effect to our interest rate swap agreements, the average interest rate at September 30, 2007 was approximately 7.90%. We used borrowings under the term loan facility on February 28, 2007 to refinance substantially all of our prior senior secured indebtedness and to repurchase all outstanding shares of the US LEC preferred stock in connection with the closing of the business combination of PAETEC Corp. and US LEC. Some of the terms of our senior secured credit facilities were amended as of the closing of the original notes offering. For additional information about these facilities as they have been amended, see “Description of Certain Indebtedness—Senior Secured Credit Facilities.”

Sources		Uses
(in millions)		(in millions)
Notes	$300.0	Repayment of loans	$300.0
Cash	1.8	Fees and expenses	1.8	(1)

Total sources	$301.8	Total uses	$301.8

(1)	Includes fees and expenses payable by us in connection with the amendment to our existing senior secured credit facilities.

FORWARD-LOOKING STATEMENTS

Some of the statements under “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and other sections in this prospectus constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, financial position, levels of activity, performance or achievements to be materially different from any future results, financial position, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and “would” or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or financial position, or state other forward-looking information. We believe that it is important to communicate this information to our investors. There may be events in the future, however, that we are not able to control or predict accurately. The risks described under “Risk Factors,” as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. We caution you that these risks may not be exhaustive. Before making an investment decision, you should be aware that the occurrence of any of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial position.

We cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Except as required by applicable law, we disclaim any duty to update forward-looking statements, whether as a result of new information, future developments or otherwise.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2007:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the proposed merger between PAETEC and McLeodUSA.

You should read this table together with the sections of this prospectus entitled “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the consolidated financial statements and related notes and the other financial information included elsewhere in this prospectus.

	As of September 30, 2007
	Actual	As Adjusted
	(in thousands, except share data)
Cash and cash equivalents(1)	$105.5	$32.2

Current portion of long-term debt	5.1	5.9
Long-term debt:
Senior secured term loan facility	491.8	491.8
Revolving credit facility(2)	—	25.0
Other indebtedness	—	1.2
Original notes	300.0	300.0

Total long-term debt, excluding current portion	791.8	818.0

Total long-term debt, including current portion	796.9	823.9

Stockholders’ equity:
Common stock, $0.01 par value per share, 300,000,000 shares authorized, 102,617,076 shares issued and 102,515,529 outstanding	1.0	1.4
Treasury stock, 101,547 shares at cost	(1.0)	(1.0)
Additional paid-in capital	204.7	711.4
Accumulated other comprehensive loss	(3.4)	(3.3)
Accumulated deficit	(72.7)	(72.7)

Total stockholders’ equity	$128.6	$635.8

Total cash and cash equivalents and capitalization	$1,031.0	$1,491.9

(1)	Reflects existing cash and cash equivalents of McLeodUSA, estimated proceeds from PAETEC’s revolving credit facility and the effect of repayment of existing indebtedness of McLeodUSA and payment of transaction costs by PAETEC related to the proposed McLeodUSA merger. See “Unaudited Pro Forma Condensed Combined Financial Information of PAETEC.”
(2)	We have available borrowings of up to $50 million under our revolving credit facility. As of September 30, 2007, no amounts were outstanding under the facility. See “Description of Certain Indebtedness—Senior Secured Credit Facilities” for more information about this facility.

PROPOSED ACQUISITION OF McLEODUSA

Merger Agreement

Effective as of September 17, 2007, PAETEC, McLeodUSA Incorporated and PS Acquisition Corp., a direct wholly-owned subsidiary of PAETEC, entered into an agreement and plan of merger, dated as of September 17, 2007, pursuant to which the PAETEC subsidiary will merge with and into McLeodUSA, with McLeodUSA surviving the merger as a direct wholly-owned subsidiary of PAETEC.

Subject to the terms and conditions of the merger agreement, upon the completion of the merger, each outstanding share of McLeodUSA common stock will be automatically converted into and become the right to receive 1.30 shares of PAETEC common stock. The exchange ratio is fixed and will not be subject to any increase or decrease based on changes in the trading price of the PAETEC common stock or in the fair market value of the McLeodUSA common stock between execution of the merger agreement and the merger closing. McLeodUSA stock options will be assumed by PAETEC upon completion of the merger and converted into options to purchase shares of PAETEC common stock.

Based on the numbers of shares of PAETEC common stock and McLeodUSA common stock outstanding on December 18, 2007, it is expected that approximately 39,975,000 shares of PAETEC common stock will be issued to McLeodUSA stockholders in connection with the merger. Based on the number of shares of PAETEC and McLeodUSA common stock outstanding on December 18, 2007, if the merger were completed on that date, former McLeodUSA stockholders would own approximately 28% of PAETEC’s common stock outstanding immediately after the merger. The merger agreement provides that the exercise of options to purchase McLeodUSA common stock may result in the issuance of additional shares of PAETEC common stock. As of December 18, 2007, approximately 3,506,000 of these additional PAETEC shares would be issuable to former McLeodUSA option holders, assuming satisfaction as of that date of the applicable vesting, exercise price payment and other conditions to which the exercises of such options are subject. If all of these additional PAETEC shares were issued, former McLeodUSA securityholders would own approximately 29.7% of PAETEC’s common stock outstanding immediately after the merger.

PAETEC and McLeodUSA have structured the merger with the intent that the merger qualify as a tax-free reorganization for federal income tax purposes.

PAETEC will account for the merger as a purchase of McLeodUSA by PAETEC, using the purchase method of accounting under GAAP. As a result, the assets, including identifiable intangible assets, and liabilities of McLeodUSA as of the effective time of the merger will be recorded at their respective fair values and added to those of PAETEC. Any excess of purchase price over the net fair value of McLeodUSA’s assets and liabilities will be recorded as goodwill. Consolidated financial statements of PAETEC after the effective time of the merger will reflect those fair values and will not be restated retroactively to reflect the historical financial position or results of operations of McLeodUSA. The results of operations of McLeodUSA will be combined with the results of operations of PAETEC beginning on the effective date of the merger. Following the merger, the earnings of PAETEC will reflect the effect of any additional indebtedness and purchase accounting adjustments, including any increased interest expense and depreciation and amortization of acquired assets. For additional information, see “Unaudited Pro Forma Condensed Combined Financial Information of PAETEC.”

The merger agreement contains customary representations, warranties and covenants of PAETEC and McLeodUSA. Covenants in the merger agreement require each company to conduct its business in the ordinary course during the period between the execution of the merger agreement and the completion of the merger and restrict each company from engaging in specified kinds of transactions during the pre-closing period.

Pursuant to the merger agreement and a board membership agreement which PAETEC is obligated to enter into as of the merger closing date, PAETEC will grant board membership and board observer rights to

McLeodUSA stockholders consisting of investment funds managed by Wayzata Investment Partners LLC, or the “Wayzata funds,” and investment funds advised by Fidelity Management & Research Company and its affiliates, or the “Fidelity funds.” At the effective time of the merger, PAETEC will take such action as may be necessary to cause an individual designated by the Wayzata funds to be elected or appointed as a PAETEC director with a term expiring at PAETEC’s annual meeting of stockholders in 2009. In addition, the Fidelity funds will be permitted to designate an individual to participate in meetings of PAETEC’s board of directors as an observer. These rights will terminate on the second anniversary of the merger closing date or, if earlier, on the date on which the applicable funds cease to own at least 50% of the PAETEC shares they will acquire in the merger.

Under the merger agreement, PAETEC is obligated to use commercially reasonable best efforts to enter into a registration rights agreement on or after the merger closing date with the Fidelity funds and the Wayzata funds, pursuant to which PAETEC will grant the funds demand, shelf and piggyback registration rights with respect to the PAETEC shares the funds will acquire in the merger. The exercise of the registration rights will be subject to limitations, qualifications and conditions.

McLeodUSA’s board of directors has unanimously adopted resolutions recommending adoption of the merger agreement and submission of this matter to McLeodUSA’s stockholders for approval at a special meeting. Under voting agreements with PAETEC, some McLeodUSA stockholders have agreed to vote all of their shares of McLeodUSA common stock in favor of the McLeodUSA merger agreement proposal and have granted to specified PAETEC officers a proxy to vote their shares in favor of the proposal. As of the record date for the McLeodUSA special meeting, the McLeodUSA stockholders who are parties to the McLeodUSA voting agreements collectively owned approximately 67.6% of the McLeodUSA common stock outstanding and entitled to vote at the special meeting. Accordingly, if the shares of such McLeodUSA stockholders are voted in accordance with the McLeodUSA voting agreements, approval of the McLeodUSA merger agreement proposal is assured. PAETEC’s board of directors has unanimously adopted resolutions approving the issuance of PAETEC common stock in the merger pursuant to the merger agreement and the submission of this matter to PAETEC’s stockholders for approval at a stockholder meeting in accordance with the NASDAQ Marketplace Rules.

Each company has agreed not to solicit proposals relating to alternative business combination transactions or, subject to specified exceptions and for a specified period, to enter into discussions or an agreement concerning, or provide confidential information in connection with, any unsolicited proposals for alternative business combination transactions.

Completion of the merger is subject to customary conditions, including required approvals of PAETEC and McLeodUSA stockholders, receipt of regulatory approvals, and the absence of any law or order prohibiting the closing. Consummation of the merger also is subject to the repayment, concurrently with the closing, of McLeodUSA’s outstanding 10½% Senior Second Secured Notes due 2011, of which approximately $104 million in principal amount was outstanding as of the merger agreement date. Each party’s obligation to complete the merger is subject to additional conditions, including the accuracy of the representations and warranties of the other party (subject to an overall material adverse effect qualification), material compliance of the other party with its covenants, and the absence of any continuing material adverse change affecting the other party.

The merger agreement contains certain termination rights for both PAETEC and McLeodUSA and further provides that, upon termination of the merger agreement under specified circumstances, each company may be required to pay the other company a termination fee of $14 million plus reasonable out-of-pocket expenses incurred by the other company in an amount not to exceed $500,000.

The merger agreement provides that the merger must be completed on or before February 14, 2008, subject to a 30-day extension for specified reasons.

The merger agreement is filed as an exhibit to the registration statement of which this prospectus is a part.

Information About McLeodUSA

McLeodUSA provides IP-based communications services to small and medium-sized enterprises, and traditional telephone services to commercial and residential customers. McLeodUSA has one of the largest facilities-based networks maintained by a competitive carrier in the United States, which allows McLeodUSA to offer integrated communications services across 20 states in the Midwest, Rocky Mountain, Southwest and Northwest regions, representing 40% of the U.S. population. McLeodUSA serves 67 metropolitan statistical areas with its network facilities, including 19 of the top 50 metropolitan statistical areas. McLeodUSA provides its customers with a comprehensive suite of networking and telecommunications services, including IP-based integrated data and voice services, Internet services, private data networking, virtual private networks, or “VPNs,” hosting services and local and long distance voice services.

McLeodUSA was founded in 1993 with a strategy to serve residential and small business customers in the Midwest by reselling the local and long distance voice services of other carriers. Through August 2001, McLeodUSA grew rapidly, acquired numerous businesses, and focused on the construction of local and long distance voice networks and a national data network. As a result of the subsequent slowdown in the telecommunications industry and the national economy and the burden of approximately $4.0 billion in debt McLeodUSA had incurred to finance its growth, McLeodUSA filed for Chapter 11 bankruptcy in January 2002. As part of McLeodUSA’s first plan of reorganization, pre-Chapter 11 noteholders received $670 million in cash and new preferred stock, and all other outstanding equity securities were exchanged for new common stock. McLeodUSA emerged from Chapter 11 proceedings in April 2002 with approximately $950 million in debt and a revised strategic plan that attempted to focus on profitable revenue growth but still within the residential and small business markets.

Following its first bankruptcy, McLeodUSA’s revenues continued to decline because of continuing weakness in the telecommunications industry; the fact that McLeodUSA’s target residential and small business customers generally sought commoditized services from the lowest cost provider and exhibited high turnover; reduction in demand for long distance services among McLeodUSA’s retail customer base; and increased competition from the RBOCs and reductions in access rates and intercarrier compensation due to regulatory changes. In light of McLeodUSA’s inability to achieve new revenue growth in excess of existing customer turnover and ultimately to generate enough operating cash flow to service its remaining debt, McLeodUSA filed for Chapter 11 bankruptcy again in October 2005. McLeodUSA emerged from Chapter 11 proceedings on January 6, 2006. All equity securities outstanding at the time of McLeodUSA’s second bankruptcy were canceled without consideration, and McLeodUSA’s creditors received all of McLeodUSA’s new common stock in exchange for the cancellation of approximately $728.1 million in debt and accrued interest. Since that time, McLeodUSA’s common stock has not been publicly traded.

McLeodUSA emerged from Chapter 11 proceedings on January 6, 2006 with a new chief executive officer, board of directors and equity ownership. At the same time, McLeodUSA shifted its business strategy to focus on providing services based on high-speed digital transmission connections, known as T1 circuits, which McLeodUSA believes offer greater value to customers, increase customer retention and provide revenue growth opportunities. McLeodUSA’s goal is to provide services that improve its customer’s daily productivity, simplify their networks and provide them with control of their network. McLeodUSA’s new strategy focuses on sales to small and medium-sized enterprise customers who seek high-capacity services. These enterprises generate greater revenue and profit margins than the services sought by residential and very small business customers, which were McLeodUSA’s historic focus. To serve this market, McLeodUSA has shifted its sales resources from telemarketing to direct field and agent channel sales, which McLeodUSA believes are more effective in selling higher value services to its larger target customers. McLeodUSA has revised its sales commission plans and revamped the field sales organization to mandate and provide incentives for the targeting and capture of small and medium-sized enterprise customers. New sales of T1 based services represented approximately 45% of total new sales during the first quarter of 2006 and have grown to 70% for the quarter ended September 30, 2007.

As of September 30, 2007, McLeodUSA’s broadband network and facilities, in which McLeodUSA has invested over $2.5 billion since its inception, spanned approximately 13,000 intercity and 4,000 metropolitan local route miles and encompassed approximately one million intercity backbone fiber miles and 500,000 fiber miles of metropolitan local fiber optic cable. McLeodUSA operates and maintains an intercity multiprotocol label switching Internet backbone with a nationally distributed IP voice switching architecture to provide a broad set of managed voice and data services cost-effectively. McLeodUSA also operates a circuit-switched based telephony network to provide voice services to its commercial, wholesale and residential customers. McLeodUSA believes owning its own facilities-based network allows it to ensure its network’s service quality and reliability, have greater control over customer care and reduce its exposure to regulatory uncertainty associated with leasing network connectivity and facilities from the RBOCs. As of September 30, 2007, McLeodUSA’s average network utilization was approximately 50%, as measured by unused capacity in its switches and network backbone.

As of September 30, 2007, McLeodUSA had approximately 1,595 employees serving approximately 74,400 residential traditional telephone service lines, 229,000 business traditional telephone service lines and 18,200 T1 units in service. For the nine months ended September 30, 2007, McLeodUSA generated revenue of $375.4 million and a net loss of $37.6 million. During the nine months ended September 30, 2007, McLeodUSA generated approximately 8% of its revenue from retail residential traditional telephone service, approximately 27% from retail business traditional telephone service, approximately 23% from retail T1s, approximately 14% from other retail products and approximately 28% from wholesale services.

Potential Effects of Proposed Merger

PAETEC believes that its proposed acquisition of McLeodUSA will create a competitive communications provider with nationwide operations better able to compete with incumbent carriers and other providers, because the combination would, among other anticipated benefits:

•	expand PAETEC’s service area to add 18 states and a significant portion of the Midwestern and Western United States;

•

provide the combined company with a presence in 47 of the top 50 and 82 of the top 100 metropolitan statistical areas in the United States, including such key markets as Dallas, Houston, Denver, Detroit, Phoenix, Seattle and Cleveland;

•

significantly enhance PAETEC’s network assets by adding an extensive fiber optic network with “last-mile” capabilities that includes 17,000 fiber-route miles and that required an investment of more than $2.5 billion to develop;

•	increase the number of access line equivalents in service from approximately 2,760,000 at September 30, 2007 to approximately 3,576,000;

•	broaden the company’s product offerings by combining PAETEC’s “Equipment for Services,” software applications and resale products with McLeodUSA’s broadband IP-based voice and data solutions;

•	enhance customer service capabilities by providing the combined company with 116 switches, additional network diversity, multiple network operating centers and multiple data centers; and

•	expand and diversify PAETEC’s customer base by adding McLeodUSA’s small enterprise customers to PAETEC’s existing base of medium-sized and large businesses and institutions.

PAETEC also believes that the merger would create opportunities for the following cost savings:

•	annualized cost savings of approximately $20 million in the first 12 months after the merger; and

•	annualized cost savings of approximately $30 million beginning with the first 12 months thereafter.

PAETEC’s management expects that the combined company should be able to achieve approximately two-thirds of the cost savings described above primarily by eliminating duplicative network routes and overlapping switching infrastructures and by focusing purchases of equipment, network capacity and network facilities that were previously purchased under duplicative agreements under an agreement that has more favorable pricing terms or bulk purchase discounts. Management anticipates that approximately one-third of the overall cost savings could be generated by reductions in selling, general and administrative expenses, including compensation and benefits costs. The foregoing cost savings estimates by management do not include non-recurring adjustments that the combined company will record in connection with the merger, and are based upon management’s assumptions concerning a number of factors, including operating efficiencies, the consolidation of functions, and the integration of operations, systems, marketing methods and procedures.

Risks Related to Proposed Merger

For a discussion of the risks related to the proposed merger between PAETEC and McLeodUSA, see the section of this prospectus entitled “Risk Factors—Risks Related to Proposed Merger with McLeodUSA.”

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION OF PAETEC

The following unaudited pro forma condensed combined financial statements have been prepared to reflect:

•	the combination of PAETEC Corp. with US LEC Corp., which was completed on February 28, 2007;

•	the effect of PAETEC’s offering of the original notes and related debt refinancing, which were completed on July 10, 2007; and

•	the merger of PAETEC and McLeodUSA described in this prospectus.

Before entering into the merger agreement with US LEC, PAETEC Corp. formed PAETEC Holding Corp. At the closing, PAETEC Holding’s two newly-formed wholly-owned subsidiaries, WC Acquisition Sub P Corp. and WC Acquisition Sub U Corp., merged with and into PAETEC Corp. and US LEC, respectively, as a result of which PAETEC Corp. and US LEC became wholly-owned subsidiaries of PAETEC. After these mergers, the former stockholders of PAETEC Corp. and US LEC became the stockholders of PAETEC. Effective as of September 17, 2007, PAETEC, McLeodUSA and PS Acquisition Corp., a direct wholly-owned subsidiary of PAETEC, entered into the merger agreement described in this prospectus, pursuant to which PS Acquisition Corp. will merge with and into McLeodUSA, with McLeodUSA surviving the merger as a direct wholly-owned subsidiary of PAETEC.

You should read these unaudited pro forma condensed combined financial statements in conjunction with the:

•	accompanying notes to the unaudited pro forma condensed combined financial statements;

•	separate audited historical financial statements of PAETEC Corp. as of and for the year ended December 31, 2006 and related notes, included elsewhere in this prospectus;

•	separate audited historical financial statements of US LEC as of and for the year ended December 31, 2006 and related notes, included elsewhere in this prospectus;

•	separate audited historical financial statements of McLeodUSA as of and for the year ended December 31, 2006 and related notes, included elsewhere in this prospectus;

•	separate unaudited historical financial statements of PAETEC as of and for the nine months ended September 30, 2007 and related notes, included elsewhere in this prospectus; and

•	separate unaudited historical financial statements of McLeodUSA as of and for the nine-month period ended September 30, 2007 and related notes, included elsewhere in this prospectus.

The historical financial information of PAETEC Corp., US LEC and McLeodUSA for the year ended December 31, 2006 presented in the unaudited pro forma condensed combined financial information is derived from the audited financial statements of PAETEC Corp., US LEC and McLeodUSA, respectively, but does not include all disclosures required by GAAP. The unaudited pro forma condensed combined financial information is provided for informational purposes only. The pro forma information is not necessarily indicative of what the combined companies’ results of operations actually would have been if the US LEC merger and the McLeodUSA merger had been completed at the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of PAETEC after such mergers.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2006 and for the nine months ended September 30, 2007 combine the historical consolidated statements of operations for PAETEC, US LEC and McLeodUSA to give effect to the business combination between PAETEC and US LEC, the business combination between PAETEC and McLeodUSA, and PAETEC’s 2007 senior notes offering and related debt refinancing as if they had occurred on January 1, 2006. The unaudited pro forma condensed balance sheet adjusts the historical consolidated balance sheets of PAETEC and McLeodUSA to give effect to the merger between PAETEC and McLeodUSA as if it had been completed on September 30, 2007.

The unaudited pro forma condensed combined financial information was prepared using the purchase method of accounting, with PAETEC treated as the acquirer. Accordingly, PAETEC, US LEC and McLeodUSA have adjusted the historical consolidated financial information to give effect to the impact of the consideration issued in connection with the US LEC merger and the McLeodUSA merger. PAETEC’s unaudited pro forma condensed combined balance sheet as of September 30, 2007 reflects PAETEC’s cost to acquire both US LEC and McLeodUSA, which has been allocated to the assets acquired and liabilities assumed based upon PAETEC’s preliminary estimate of their respective fair values. Any differences between the fair value of the consideration issued and the fair value of the assets and liabilities acquired in the US LEC merger and the McLeodUSA merger have been recorded as goodwill. The amounts allocated to the assets acquired and liabilities assumed are based on management’s initial internal valuation estimates.

The preliminary purchase price allocation for the combination with US LEC was recorded on February 28, 2007, and is reflected in the historical consolidated balance sheet of PAETEC as of September 30, 2007, including preliminary purchase price allocations of acquired intangible assets related to customer relationships and deferred income tax assets related to net operating loss carryforwards acquired from US LEC, which are based on preliminary estimates of the value of these assets. Based on preliminary valuation estimates, management has concluded that the carrying value of property and equipment acquired from US LEC approximated fair value at the date of acquisition. Definitive allocations will be finalized based upon valuations and other studies that are being performed. Final determinations of fair value may differ materially from those presented. In addition, the unaudited pro forma condensed combined statements of operations have been adjusted for the increased amortization expense resulting from the acquired intangible assets related to customer relationships.

The estimated consideration for the McLeodUSA merger consists of the value of PAETEC common stock and options exchanged for the McLeodUSA common stock and options, plus the long-term debt which PAETEC plans to retire at the date of acquisition, less the cash acquired. The long-term debt being retired is subject to a prepayment penalty of approximately $14.3 million. The penalty has been included in the determination of the estimated consideration, and the total estimated consideration is being used to allocate the value of assets and liabilities acquired from McLeodUSA. Based on preliminary valuation estimates, management has assumed that the carrying value of property and equipment acquired from McLeodUSA is significantly less than its fair value at the date of acquisition. The write-up to fair value is substantially the result of a previous write-down of these assets, as a result of McLeodUSA’s fresh start accounting adjustments at January 1, 2006. Additionally, management’s preliminary estimates include an allocation of the purchase price to the acquired net operating losses of McLeodUSA. Management has considered limitations under Section 382 of the Internal Revenue Code and its estimate of future taxable income, and has concluded that it is more likely than not that the asset related to the acquired net operating losses will be realized. The unaudited pro forma condensed combined statements of operations include the increased depreciation expense resulting from the preliminary estimate of the increase in property and equipment.

The management of PAETEC has prepared the prospective financial information set forth below to present the expected cost savings and incremental direct cost resulting from the merger with McLeodUSA. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of PAETEC’s management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of PAETEC. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

Neither PAETEC’s independent registered public accounting firm, nor any other independent registered public accounting firm, has compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor has any such firm expressed any opinion or any other form of assurance on such information or its achievability, and assumes no responsibility for, and disclaims any association with, the prospective financial information.

The assumptions and estimates underlying the prospective financial information are inherently uncertain and, although considered reasonable by the management of PAETEC as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, including, among others, those risks and uncertainties discussed in “Risk Factors” and elsewhere in this prospectus. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of PAETEC or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this prospectus should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

The unaudited pro forma condensed combined statements of operations do not include the effects of any revenue, cost or other operating efficiencies that may result from the US LEC merger and the McLeodUSA merger. Not including implementation costs, the US LEC merger is expected to generate approximately $40 million in annual net cost savings when fully realized in the second year following the completion of that transaction. The McLeodUSA merger is expected to produce cost synergies of approximately $20 million in the first year following the completion of the transaction, and run-rate synergies of approximately $30 million during the second year following the completion of the transaction. These cost savings are expected to result from increased scale and the elimination of redundant network and corporate infrastructure and personnel. The expected cost savings are net of certain costs, some of which are described below.

The unaudited pro forma condensed combined financial statements do not reflect the impact of financing, liquidity or other balance sheet repositioning that may be undertaken in connection with or subsequent to the US LEC merger and the McLeodUSA merger, nor do they reflect any other changes that might occur regarding the PAETEC, US LEC and McLeodUSA combined portfolios of businesses.

The unaudited pro forma condensed combined financial statements do not reflect any nonrecurring charges expected to result from the US LEC merger and the McLeodUSA merger. The majority of nonrecurring charges resulting from the mergers are anticipated to include executive separation, employee termination, stock-based compensation and other exit costs related to the US LEC and McLeodUSA businesses that will be recognized in the opening balance sheet in accordance with EITF Issue No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination. Other merger-related charges may be incurred that do not meet the criteria in EITF Issue No. 95-3, including employee termination and exit costs related to the PAETEC business and other integration-related costs. The amount of transaction costs expected to be incurred by PAETEC, US LEC and McLeodUSA are estimates and are subject to change. PAETEC and US LEC currently estimate that integration costs associated with the US LEC merger will be approximately $33 million over a period of two years, of which approximately $26 million is expected to be incurred in the first year after completion of the merger and approximately $7 million is expected to be incurred in the second year after completion of the merger. PAETEC currently estimates that integration costs associated with the McLeodUSA merger will be approximately $10.9 million over a period of two years.

As of the date of this prospectus, the nature and amount of any adjustments to the historical financial statements of US LEC to conform its accounting policies to those of PAETEC have not been significant. Further review of US LEC’s accounting policies and financial statements may result in required revisions to US LEC’s policies and classifications to conform to those of PAETEC. Based on PAETEC’s review of McLeodUSA’s summary of significant accounting policies disclosed in McLeodUSA’s financial statements, the nature and amount of any adjustments to the historical financial statements of McLeodUSA to conform its accounting policies to those of PAETEC are not expected to be significant. Upon completion of the merger between PAETEC and McLeodUSA, further review of McLeodUSA’s accounting policies and financial statements may result in required revisions to McLeodUSA’s policies and classifications to conform to those of PAETEC.

On July 10, 2007, PAETEC completed the offering of the original notes and related debt refinancing. In this transaction, PAETEC issued $300 million principal amount of the original notes, and used the proceeds from this offering to pay down its long-term debt. As a result, the current portion of long-term debt was reduced to reflect the refinancing of the long-term debt outstanding prior to this transaction. The historical consolidated balance sheet of PAETEC as of September 30, 2007 reflects the impact of this senior notes offering and related debt refinancing as it relates to classification of debt between current and non-current portion. As a result, no pro forma adjustments to the historical consolidated balance sheet as of September 30, 2007 are necessary. However, the unaudited pro forma condensed combined statements of operations have been adjusted for the reduction in interest expense for the year ended December 31, 2006 and nine months ended September 30, 2007 as a result of this transaction.

The offering of PAETEC’s senior notes and the use of its proceeds was accounted for under the guidance in EITF Issue No. 96-19, Debtors Accounting for a Modification or Exchange of Debt Instruments. The unaudited pro forma condensed combined financial information presents the accounting for the senior notes offering and the use of proceeds from the offering as an extinguishment.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2007

(In millions, except share and per share data)

	Actual PAETEC Holding	McLeodUSA Historical	McLeodUSA Merger Pro Forma Adjustments		Pro Forma As Adjusted
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$105.5	$26.7	$(100.0)	(a)	$32.2
Restricted cash	—	4.6	—		4.6
Accounts receivable, net of allowance for doubtful accounts	149.5	41.1	—		190.6
Deferred income taxes	24.2	—	(8.3)	(b)	15.9
Prepaid expenses and other current assets	8.9	14.7	—		23.6

Total current assets	288.1	87.1	(108.3)		266.9
PROPERTY AND EQUIPMENT, net	289.8	290.4	230.0	(c)	810.2
GOODWILL	333.3	5.1	111.3	(c)	449.7
INTANGIBLE ASSETS, net of accumulated amortization	116.4	35.7	(23.5)	(c)	128.6
DEFERRED INCOME TAXES	70.6	—	33.2	(d)	103.8
OTHER ASSETS, net	15.0	9.7	(4.0)	(e)	20.7

TOTAL ASSETS	$1,113.2	$428.0	$238.7		$1,779.9

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$54.2	$33.1	$—		$87.3
Accrued expenses and other current liabilities	25.9	45.3	—		71.2
Accrued payroll and related liabilities	13.2	12.9	—		26.1
Accrued taxes	19.8	—	—		19.8
Accrued commissions	14.2	—	—		14.2
Accrued capital expenditures	7.7	—	—		7.7
Deferred revenue	39.8	7.4	(1.9)	(f)	45.3
Current portion of long-term debt	5.1	0.8	—		5.9

Total current liabilities	179.9	99.5	(1.9)		277.5
LONG-TERM DEBT	791.8	105.2	(104.0)	(a)	793.0
REVOLVING LINE OF CREDIT	—	—	25.0	(a)	25.0
OTHER LONG-TERM LIABILITIES	12.9	36.8	(1.1)	(g)	48.6

TOTAL LIABILITIES	984.6	241.5	(82.0)		1,144.1

STOCKHOLDERS’ EQUITY:
Common stock	1.0	0.3	0.1	(h)	1.4
Treasury stock	(1.0)	—	—		(1.0)
Additional paid-in capital	204.7	252.0	254.7	(i)	711.4
Accumulated other comprehensive loss	(3.4)	0.1	—		(3.3)
Accumulated deficit	(72.7)	(65.9)	65.9	(j)	(72.7)

Total stockholders’ equity	128.6	186.5	320.7		635.8

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,113.2	$428.0	$238.7		$1,779.9

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2007

(a) The net decrease in cash and cash equivalents of $100.0 million includes the effect of the following:

•	the repayment of McLeodUSA’s existing senior secured notes, with a total balance at September 30, 2007 of $104.0 million;

•	the estimated $14.3 million premium related to the repayment of McLeodUSA’s existing senior secured notes;

•	estimated proceeds of $25.0 million from PAETEC’s revolving credit facility; and

•	estimated transaction costs of $6.7 million incurred by PAETEC related to the McLeodUSA merger.

The pro forma cash balance does not include the effect of estimated transaction costs of $6.2 million incurred by McLeodUSA related to the merger.

(b) The decrease in current deferred income taxes of $8.3 million represents the adjustment to current assets for the recognition of deferred income tax liability related to the annual limitation on the acquired net operating losses.

(c) Under the purchase method of accounting, the total estimated consideration paid for the McLeodUSA common stock and options as shown in the table below is allocated to the McLeodUSA tangible and intangible assets and liabilities based on their estimated fair values as of the date of the McLeodUSA merger. This unaudited pro forma information is based on PAETEC’s management’s estimates of fair values. The preliminary estimated consideration, and the allocation of McLeodUSA’s tangible and intangible assets, are as set forth in the following table:

Purchase Price Calculation: Date	(in thousands, except per share amounts) Closing Stock Price
September 19, 2007	$12.75
September 18, 2007	$12.70
September 17, 2007	$12.38
September 14, 2007	$12.13
September 13, 2007	$11.80

Average closing PAETEC stock price	$12.35

Total shares of McLeodUSA common stock as of September 30, 2007	30,750
Exchange ratio	1.30
Common shares to be issued	39,975

Equity consideration, common stock	$493,771
Equity consideration, vested options	13,299	(1)

Total equity consideration	$507,070
Long-term debt acquired	118,300
Estimated direct merger transaction costs	6,725

Total estimated consideration	$632,095

Less: cash acquired	(31,300)

Net estimated consideration	$600,795

(1)	Equity consideration related to vested options was calculated based on vested options outstanding as of September 30, 2007. The fair value of these awards was calculated using the Black-Scholes model based on assumptions determined as of September 17, 2007, in accordance with EITF Issue No. 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination.

The estimated allocation of purchase price for the McLeodUSA merger is as follows:

(in thousands)
Current assets	$47,500
Property and equipment	520,400
Goodwill	116,295
Other intangible assets	12,200
Deferred income tax asset	33,200
Other assets	5,700
Current liabilities	(97,600)
Long-term debt	(1,200)
Other long-term liabilities	(35,700)

$600,795

The pro forma adjustment to property and equipment reflects the write-up to fair value of the property and equipment acquired from McLeodUSA. Based on preliminary valuation estimates, management has assumed that the carrying value of property and equipment acquired from McLeodUSA is significantly less than its fair value at the date of acquisition. The write-up to fair value is substantially the result of a previous write-down of these assets as a result of McLeodUSA’s fresh start accounting adjustments at January 1, 2006.

(d) The increase in non-current deferred income taxes of $33.2 million represents the adjustment in non-current assets for the recognition of a deferred income tax asset related to acquired net operating losses of $121.8 million, which was partially offset by the recognition of a deferred tax liability of $88.6 million related to the write-up in fair value of the acquired property and equipment.

(e) The decrease in other assets of $4.0 million represents the elimination of debt issuance costs related to McLeodUSA’s existing senior secured notes.

(f) The decrease in deferred revenue of $1.9 million represents the elimination of McLeodUSA’s current deferred revenues related to non-recurring customer set-up fees.

(g) The decrease in other long-term liabilities of $1.1 million represents the elimination of McLeodUSA’s long-term deferred revenues related to non-recurring customer set-up fees.

(h) The net increase in common stock of $0.1 million reflects the exchange of 30.8 million shares of McLeodUSA common stock for 40.0 million shares of PAETEC common stock.

(i) The net increase of $254.7 million in additional paid-in-capital reflects the following transactions:

•	a decrease of $252.0 million for the elimination of McLeodUSA’s historical additional paid-in-capital;

•	an increase of $493.4 million for the issuance of shares of PAETEC common stock to McLeodUSA’s stockholders; and

•	an increase of $13.3 million for the vested McLeodUSA options to be exchanged as part of the merger.

(j) The decrease in accumulated deficit of $65.9 million reflects the elimination of McLeodUSA’s accumulated deficit.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2006

(In millions, except share and per share amounts)

	PAETEC Historical	US LEC Historical	US LEC Merger Pro Forma Adjustments			Offering Pro Forma Adjustments			Subtotal	McLeodUSA Historical	McLeodUSA Merger Pro Forma Adjustments		Pro Forma As Adjusted
REVENUE	$586.3	$424.2	—			—			$1,010.5	$544.7	—		$1,555.2
COST OF SALES (exclusive of depreciation and amortization shown separately below)	282.2	212.1	—			—			494.3	315.8	—		810.1
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (exclusive of depreciation and amortization shown separately below and inclusive of stock-based compensation)	221.0	161.1	—			—			382.1	181.7	—		563.8
LEVERAGED RECAPITALIZATION RELATED COSTS	15.2	—	—			—			15.2	—	—		15.2
RESTRUCTURING COSTS	—	—	—			—			—	2.4	—		2.4
DEPRECIATION AND AMORTIZATION	34.6	48.7	21.5	(a	)	—			104.8	60.1	35.8	(f)	200.7

INCOME (LOSS) FROM OPERATIONS	33.3	2.3	(21.5)			—			14.1	(15.3)	(35.8)		(37.0)
CHANGE IN FAIR VALUE OF SERIES A CONVERTIBLE REDEEMABLE PREFERRED STOCK CONVERSION RIGHT	(10.8)	—	—			—			(10.8)	—	—		(10.8)
LOSS ON EXTINGUISHMENT OF DEBT	5.1	—	—			—			5.1	—	—		5.1
OTHER (INCOME) LOSS, net	(4.5)	(1.5)	—			—			(6.0)	0.3	—		(5.7)
INTEREST EXPENSE	27.3	20.5	21.4	(b	)	(1.5)	(c	)	67.7	12.7	(12.7)	(g)	67.7

INCOME (LOSS) BEFORE INCOME TAXES	16.2	(16.7)	(42.9)			1.5			(41.9)	(28.3)	(23.1)		(93.3)
PROVISION FOR (BENEFIT FROM) INCOME TAXES	8.4	—	(23.0)	(d	)	0.6	(e	)	(14.0)	—	(19.8)	(h)	(33.8)

NET INCOME (LOSS)	$7.8	$(16.7)	$(19.9)			$0.9			$(27.9)	$(28.3)	$(3.3)		$(59.5)

LOSS ALLOCATED TO COMMON STOCKHOLDERS	$(33.2)	$(34.6)								$(28.3)		(i)	$(100.5)

LOSS PER COMMON SHARE—BASIC AND DILUTED	$(1.05)	$(1.10)								$(0.94)			$(0.82)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	31,686,214	31,337,000								30,000,000		(j)	122,738,725

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING INCLUDING DILUTIVE EFFECT OF POTENTIAL COMMON SHARES	31,686,214	31,337,000								30,000,000			122,738,725

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2006

(a) The increase in depreciation and amortization expense of $21.5 million primarily represents the adjustment to amortization expense of $22.7 million for the 12 months ended December 31, 2006 based on the adjustment of $120.3 million to the acquired fair value of US LEC’s customer relationships intangible asset with an expected useful life of five years. As the fair values assigned to the intangible assets acquired from US LEC are preliminary in nature, actual amortization expense in future periods may differ materially from the amortization expense presented. A change of $10.0 million in the fair value of the intangible assets acquired from US LEC depicted would result in a fluctuation of approximately $2.5 million in amortization expense during the 12 months ended December 31, 2006.

(b) The increase in interest expense of $21.4 million represents the following:

•	an increase of $68.9 million (of which $2.2 million represents amortization of debt issue costs) related to the PAETEC Holding senior secured credit facilities entered into on February 28, 2007;

•

a decrease of $27.1 million (of which $1.5 million represents amortization of debt issue costs) related to the elimination of historical PAETEC interest expense related to PAETEC’s pre-US LEC merger indebtedness; and

•	a decrease of $20.4 million related to the elimination of historical US LEC interest related to US LEC’s pre-merger indebtedness.

Interest expense related to the PAETEC Holding senior secured credit facilities entered into on February 28, 2007 was calculated based on the terms of the facilities using an interest rate of LIBOR plus 3.50%. An assumed LIBOR rate of 4.75% was used in the pro forma interest expense calculation. Actual interest expense in future periods may differ materially from the interest expense presented. A change of  1/8th of a percentage point in the interest rates depicted would result in a fluctuation of approximately $1.0 million in interest expense during the 12 months ended December 31, 2006.

(c) The decrease in interest expense of $1.5 million represents a $1.2 million reduction of interest expense related to the senior secured credit facility amendment entered into in connection with the offering of PAETEC’s original notes and related debt refinancing, and a $0.3 million reduction of amortization of debt issuance costs related to these transactions.

Interest expense related to the senior secured credit facility amendment and offering of PAETEC’s senior notes was calculated based on the terms of the facilities and the senior notes using an interest rate of LIBOR plus 2.50% for the facilities and 9.50% for the senior notes. An assumed LIBOR rate of 4.75% was used in the pro forma interest expense calculation. Actual interest expense in future periods may differ materially from those presented. A change of  1/8th of a percentage point in the interest rates depicted would result in a fluctuation of approximately $1.0 million in interest expense during the 12 months ended December 31, 2006.

(d) The income tax benefit of $23.0 million represents an income tax benefit of $16.5 million from the adjustments to expenses in notes (a) and (b), and an income tax benefit of $6.5 million resulting from combining PAETEC’s and US LEC’s historical net income (loss) for the period. The difference between the statutory income tax rate and the effective tax rate is principally due to state income tax provisions and permanent differences related to the tax treatment of stock-based compensation.

(e) The income tax provision of $0.6 million represents the tax effect of the adjustments to interest expense related to the offering of PAETEC’s original notes and related debt refinancing described in note (c).

(f) The increase in depreciation and amortization expense of $35.8 million represents the following:

•

an increase in depreciation expense of $32.8 million for the 12 months ended December 31, 2006, based on a write-up of $230.0 million to the carrying value of McLeodUSA’s property and equipment. This write-up to fair value is substantially the result of a previous write-down of these assets in connection with McLeodUSA’s fresh start accounting adjustments at January 1, 2006. A weighted average expected useful life of 7 years was assumed; and

•

an increase in amortization expense of $3.0 million, which represents the adjustment to amortization expense for the 12 months ended December 31, 2006 based on an acquired fair value of McLeodUSA’s intangible assets of $12.2 million with expected useful lives of 2-5 years.

As the fair values assigned to the property and equipment and intangible assets acquired from McLeodUSA are preliminary in nature, actual depreciation and amortization expense in future periods may differ materially from the depreciation and amortization expense presented.

A change of $10.0 million in the fair value of the intangible assets acquired from McLeodUSA depicted would result in a fluctuation of approximately $2.0 million in amortization expense during the 12 months ended December 31, 2006.

A change of $10.0 million in the fair value of the property and equipment acquired from McLeodUSA depicted would result in a fluctuation of approximately $1.4 million in depreciation expense during the 12 months ended December 31, 2006.

(g) The decrease in interest expense of $12.7 million represents the following:

•

a decrease of $14.5 million (of which $0.5 million represents amortization of debt issue costs) related to the elimination of historical McLeodUSA interest expense related to McLeodUSA’s pre-merger indebtedness; and

•

an increase of $1.8 million related to the interest expense on the estimated proceeds from PAETEC Holding’s revolving credit facility of $25.0 million as discussed in note (a) to the Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2007.

(h) The benefit from income taxes of $19.8 million represents the income tax benefit of $8.9 million related to the adjustments to expenses in notes (f) and (g) above, and an income tax benefit of $10.9 million resulting from combining PAETEC’s and McLeodUSA’s historical net loss for the period.

(i) Loss allocated to common stockholders was calculated as follows:

Year Ended December 31, 2006
(in millions)
Net loss	$(59.5)
Less: accretion on PAETEC preferred stock through June 12, 2006	0.3
Less: cumulative PAETEC preferred stock dividends through June 12, 2006	6.9
Less: inducement charge related to the repurchase of PAETEC preferred stock on June 12, 2006	33.8

Loss allocated to PAETEC Holding common stockholders	$(100.5)

The accretion on preferred stock, cumulative preferred stock dividends, and inducement charge treated as a dividend are PAETEC historical amounts relating to PAETEC’s formerly outstanding Series A convertible redeemable preferred stock. As a result of PAETEC’s leveraged recapitalization transaction on June 12, 2006, PAETEC converted or repurchased all of the then outstanding shares of its Series A convertible redeemable preferred stock. As of December 31, 2006, there were no shares of Series A convertible redeemable preferred stock outstanding.

(j) Pro forma basic and diluted loss per share was calculated as follows:

Year Ended December 31, 2006
PAETEC’s weighted average common shares, as converted	51,426,725
US LEC’s weighted average common shares, as converted	31,337,000
McLeodUSA’s weighted average common shares, as converted	39,975,000

PAETEC Holding pro forma weighted average common shares	122,738,725

Pro forma per share data were based on weighted average number of shares of PAETEC common stock that would have been outstanding if the US LEC and McLeodUSA mergers had occurred on January 1, 2006. To compute the average number of shares of PAETEC Holding used in the calculation of PAETEC Holding pro forma basic and diluted loss per share, the number of shares of PAETEC Holding common stock to be issued to former holders of shares of PAETEC common stock as part of the US LEC merger (based on the weighted average number of shares of PAETEC common stock outstanding during the year ended December 31, 2006 and the assumed exchange ratio of 1.623) was added to the number of shares of PAETEC Holding common stock to be issued to former holders of shares of US LEC common stock (based on the weighted average number of shares of US LEC common stock outstanding during the year ended December 31, 2006 and the assumed exchange ratio of 1.000), and the number of shares of PAETEC Holding common stock to be issued to former holders of shares of McLeodUSA stock (based on the weighted averaged number of shares of McLeodUSA common stock outstanding during the year ended December 31, 2006 and the assumed exchange ratio of 1.30).

The number of shares used in computing pro forma diluted earnings per share was equal to that used in computing pro forma basic loss per common share, since the effect of common stock issuable upon the assumed conversion of stock options and warrants computed based on the treasury method was not included in the calculation of diluted loss per common share, as the effect of including these shares would have been anti-dilutive.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Nine Months Ended September 30, 2007

(In millions, except share and per share amounts)

	PAETEC Holding Historical (a)	US LEC Historical (b)	US LEC Merger Pro Forma Adjustments		Offering Pro Forma Adjustments			Subtotal	McLeod- USA Historical	McLeodUSA Merger Pro Forma Adjustments			Pro Forma As Adjusted
REVENUE	$752.4	$73.6	—		—			$826.0	$375.4	—			$1,201.4
COST OF SALES (exclusive of depreciation and amortization shown separately below)	353.6	34.6	—		—			388.2	198.3	—			586.5
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (exclusive of depreciation and amortization shown separately below and inclusive of stock-based compensation)	272.0	25.1	—		—			297.1	151.0	—			448.1
RESTRUCTURING COSTS	2.7	1.8	—		—			4.5	(0.1)	—			4.4
DEPRECIATION AND AMORTIZATION	69.3	9.2	(0.2)	(c)	—			78.3	54.0	26.9	(h)		159.2

INCOME (LOSS) FROM OPERATIONS	54.8	2.9	0.2		—			57.9	(27.8)	(26.9)			3.2
CHANGE IN FAIR VALUE OF SERIES A CONVERTIBLE REDEEMABLE PREFERRED STOCK CONVERSION RIGHT	—	—	—		—			—	—	—			—
LOSS ON EXTINGUISHMENT OF DEBT	14.1	—	—		—			14.1	—	—			14.1
OTHER (INCOME) LOSS, net	(3.4)	(0.4)	—		—			(3.8)	0.2	—			(3.6)
INTEREST EXPENSE	51.0	3.5	(3.1)	(d)	(0.9)	(e	)	50.5	9.6	(10.2)	(i)		49.9

(LOSS) INCOME BEFORE INCOME TAXES	(6.9)	(0.2)	3.3		0.9			(2.9)	(37.6)	(16.7)			(57.2)
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(1.9)	—	1.2	(f)	0.3	(g	)	(0.4)	—	(20.9)	(j)		(21.3)

NET (LOSS) INCOME	$(5.0)	$(0.2)	$2.1		$0.6			$(2.5)	$(37.6)	$4.2			$(35.9)

LOSS ALLOCATED TO COMMON STOCKHOLDERS	$(5.0)								$(37.6)				$(35.9)

LOSS PER COMMON SHARE—BASIC AND DILUTED	$(0.06)								$(1.25)				$(0.26)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	84,792,643								30,000,000		(k	)	136,303,338

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING INCLUDING DILUTIVE EFFECT OF POTENTIAL COMMON SHARES	84,792,643								30,000,000				136,303,338

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations for the Nine Months Ended September 30, 2007

(a) Includes results of PAETEC Corp. prior to the closing of the merger with US LEC on February 28, 2007.

(b) Represents results from January 1, 2007 through the closing of the merger with PAETEC Corp. on February 28, 2007.

(c) The decrease in depreciation and amortization expense of $0.2 million represents the elimination of historical US LEC amortization of debt issue costs recorded from January 1, 2007 through the closing of the merger with PAETEC Corp. on February 28, 2007.

(d) The decrease in interest expense of $3.1 million represents the following:

•	an increase of $51.1 million (of which $1.6 million represents amortization of debt issue costs) related to the PAETEC Holding senior secured credit facilities entered into on February 28, 2007;

•

a decrease of $50.7 million (of which $1.5 million represents amortization of debt issue costs) related to the elimination of historical PAETEC interest expense related to PAETEC’s pre-US LEC merger indebtedness; and

•	a decrease of $3.5 million related to the elimination of historical US LEC interest related to US LEC’s pre-merger indebtedness.

Interest expense related to the PAETEC Holding senior secured credit facilities entered into on February 28, 2007 was calculated based on the terms of the facilities using an interest rate of LIBOR plus 3.50%. An assumed LIBOR rate of 4.75% was used in the pro forma interest expense calculation. Actual interest expense in future periods may differ materially from the interest expense presented. A change of 1/8th of a percentage point in the interest rates depicted would result in a fluctuation of approximately $0.7 million in interest expense during the nine months ended September 30, 2007.

(e) The decrease in interest expense of $0.9 million represents a $0.7 million reduction of interest expense related to the senior secured credit facility amendment entered into in connection with the offering of PAETEC’s 9.5% Senior Notes due 2015 and related debt refinancing and a $0.2 million reduction of amortization of debt issuance costs related to these transactions.

Interest expense related to the senior secured credit facility amendment and offering of PAETEC’s senior notes was calculated based on the terms of the facilities and the senior notes using an interest rate of LIBOR plus 2.50% for the facilities and 9.50% for the senior notes. An assumed LIBOR rate of 4.75% was used in the pro forma interest expense calculation. It is not anticipated that interest rates under the facility amendment will differ significantly from currently prevailing rates. Actual interest expense in future periods may differ materially from those presented. A change of 1/8th of a percentage point in the interest rates depicted would result in a fluctuation of approximately $0.7 million in interest expense during the nine months ended September 30, 2007.

(f) The provision for income taxes of $1.2 million represents the income tax benefit from the adjustments to expenses in notes (c) and (d).

(g) The income tax provision of $0.3 million represents the tax effect of the adjustments to interest expense described in note (e).

(h) The increase in depreciation and amortization expense of $26.9 million represents the following:

•

an increase in depreciation expense of $24.7 million for the nine months ended September 30, 2007, based on a write-up of $230.0 million to the carrying value of McLeodUSA’s property and equipment. This write-up to fair value is substantially the result of a previous write-down of these assets in connection with McLeodUSA’s fresh start accounting adjustments at January 1, 2006. A weighted average expected useful life of 7 years was assumed; and

•

an increase in amortization expense of $2.2 million, which represents the adjustment to amortization expense for the nine months ended September 30, 2007, based on acquired fair value of McLeodUSA’s intangible assets of $12.2 million with expected useful lives of 2-5 years.

As the fair values assigned to the property and equipment and intangible assets acquired from McLeodUSA are preliminary in nature, actual depreciation and amortization expense in future periods may differ materially from the depreciation and amortization expense presented. A change of $10.0 million in the fair value of the intangible assets acquired from McLeodUSA depicted would result in a fluctuation of approximately $1.5 million in amortization expense during the nine months ended September 30, 2007.

A change of $10.0 million in the fair value of the property and equipment acquired from McLeodUSA depicted would result in a fluctuation of approximately $1.1 million in depreciation expense during the nine months ended September 30, 2007.

(i) The decrease in interest expense of $10.2 million represents the following:

•

a decrease of $11.6 million (of which $0.8 million represents amortization of debt issue costs) related to the elimination of historical McLeodUSA interest expense related to McLeodUSA’s pre-merger indebtedness; and

•

an increase of $1.4 million related to the interest expense on the estimated proceeds from PAETEC Holding’s revolving credit facility of $25.0 million as discussed in note (a) to the Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2007.

(j) The benefit from income taxes of $20.9 million represents the income tax benefit of $6.4 million related to the adjustments to expenses in notes (h) and (i) above, and an income tax benefit of $14.5 million resulting from combining PAETEC’s and McLeodUSA’s historical net loss for the period.

(k) Pro forma basic and diluted loss per share was calculated as follows:

Nine Months Ended September 30, 2007
PAETEC Holding’s adjusted weighted average common shares	96,328,338
McLeodUSA’s weighted average common shares, as converted	39,975,000

PAETEC Holding pro forma weighted average common shares	136,303,338

Pro forma per share data were based on weighted average number of shares of PAETEC Holding common stock that would have been outstanding if the McLeodUSA merger had occurred on January 1, 2006. To compute the average number of shares of PAETEC Holding used in the calculation of PAETEC Holding pro forma basic and diluted loss per share, the adjusted weighted average number of shares of PAETEC Holding common stock outstanding during the nine months ended September 30, 2007 were added to the number of shares of PAETEC Holding common stock to be issued to former holders of shares of McLeodUSA stock (based on the weighted averaged number of shares of McLeodUSA common stock outstanding during the nine months ended September 30, 2007 and the assumed exchange ratio of 1.30).

The adjusted weighted average number of shares of PAETEC Holding common stock outstanding during the nine months ended September 30, 2007 was derived by taking the historical weighted average number of shares of PAETEC Holding common stock outstanding during the nine months ended September 30, 2007 of 84,792,643 shares and giving effect to shares issued to former holders of shares of PAETEC Corp. and USLEC as part of the US LEC merger based on the applicable exchange ratios, as if those shares had been outstanding for the entire period.

The number of shares used in computing pro forma diluted earnings per share was equal to that used in computing pro forma basic loss per common share, since the effect of common stock issuable upon the assumed conversion of stock options and warrants computed based on the treasury method was not included in the calculation of diluted loss per common share, as the effect of including these shares would have been anti-dilutive.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with the consolidated financial statements of PAETEC and related notes and the other financial information that appear elsewhere in this prospectus. This discussion contains forward-looking statements that are subject to risks, uncertainties and assumptions, including those described under “Risk Factors.” Actual results may differ materially from those expressed in or implied by these forward-looking statements.

Overview

Combination of PAETEC Corp. and US LEC Corp.

On February 28, 2007, PAETEC Corp. completed its combination by merger with US LEC Corp., creating one of the largest competitive carriers in the United States. The combination was effected by two concurrent mergers involving PAETEC Corp. and US LEC and two wholly-owned subsidiaries of PAETEC Holding formed for purposes of the transaction. PAETEC sometimes refers collectively to the two mergers as the “US LEC merger” in this prospectus. Before the combination, PAETEC Holding Corp. was a wholly-owned subsidiary of PAETEC Corp. formed by PAETEC Corp. to complete the US LEC merger. PAETEC Holding had no operations or material assets before the US LEC merger. As a result of the US LEC merger, PAETEC Corp. and US LEC became wholly-owned subsidiaries of PAETEC Holding.

Of PAETEC Holding’s common stock outstanding immediately after completion of the US LEC merger, former PAETEC Corp. stockholders owned approximately 62% and former US LEC stockholders owned approximately 38%. Pursuant to the US LEC merger, each outstanding share of Class A common stock of PAETEC Corp. was converted into the right to receive 1.623 shares of the common stock of PAETEC Holding and each outstanding share of US LEC Class A common stock was converted into the right to receive 1.000 share of the common stock of PAETEC Holding. At the effective time of the US LEC merger, each then outstanding option, warrant or other right to acquire common stock of PAETEC Corp. or US LEC, whether or not vested or exercisable at that time, was assumed by PAETEC Holding and converted into an option, warrant or other right, as applicable, to purchase PAETEC Holding common stock on the same terms and conditions applicable to such option, warrant or right in effect before the US LEC merger, including existing vesting and exercisability provisions without any acceleration, except that the number of shares subject to, and (to the extent applicable) the per share exercise price of, the option, warrant or other right was adjusted based on the applicable exchange ratio.

As part of the transaction, PAETEC Holding obtained $850 million of new senior secured credit facilities from a syndicate of lenders. Of the proceeds, $800 million, together with a portion of cash on hand, were used to refinance substantially all of the senior secured indebtedness of PAETEC and US LEC and to repurchase all outstanding shares of US LEC’s preferred stock.

PAETEC Holding has accounted for the US LEC merger as a purchase of US LEC, using the purchase method of accounting. As a result of the US LEC merger, PAETEC Holding’s business, financial condition and results of operations for periods after February 28, 2007 include the business, financial condition and results of operations of PAETEC Corp., US LEC Corp. and their respective subsidiaries. The business, financial condition, results of operations and changes in cash flows of PAETEC Holding for periods before March 1, 2007 represent the historical activities of PAETEC Corp. and its subsidiaries only.

In accordance with SFAS No. 141, Business Combinations, the purchase price was preliminarily allocated to the assets acquired and liabilities assumed based on their fair values as of the closing of the US LEC merger, with the amounts exceeding the fair value being recorded as goodwill. To the extent fair values as of the closing date were not yet available at the time of the preliminary allocation, amounts including property and equipment and certain intangibles were recorded at their historical carrying value.

The assets acquired and liabilities assumed from US LEC were recorded at their respective preliminary fair values as of the closing of the US LEC merger and did not reflect the preliminary purchase price allocations of acquired intangible assets related to customer relationships and deferred income tax assets related to net operating loss carryforwards acquired from US LEC, net of deferred income tax liabilities associated with acquired intangible assets and other acquired deferred tax liabilities. Adjustments have been made for these assets and liabilities in the unaudited condensed consolidated balance sheet as of September 30, 2007 based on preliminary estimates of the value of these assets. See Note 5 to PAETEC’s consolidated financial statements as of and for the period ended September 30, 2007 appearing elsewhere in this prospectus for a summary of adjustments made to the estimated fair values of the assets acquired and liabilities assumed as of February 28, 2007. Based on preliminary valuation estimates, PAETEC has concluded that the historical carrying value of property and equipment acquired from US LEC approximated fair value at the date of acquisition.

Definitive allocations will be finalized based upon valuations and other studies that are being performed. Final determinations of fair value may differ materially from those presented. PAETEC expects to finalize the valuation within 12 months of the closing of the US LEC merger. When the valuations are finalized, any changes to the preliminary valuation of assets acquired or liabilities assumed may result in material adjustments to the fair value of property and equipment, identifiable intangible assets acquired, deferred net income tax assets and goodwill. As a result, depreciation and amortization expense may differ significantly from amounts historically reported or from those reported in the nine months ended September 30, 2007.

July 2007 Senior Notes Offering and Senior Credit Facilities Amendment

On July 10, 2007, PAETEC completed its issuance of $300 million in aggregate principal amount of its 9.5% Senior Notes due 2015, which we refer to as the original notes, and entered into a related amendment to the credit agreement governing its $850 million senior secured credit facilities. PAETEC applied the net proceeds of the notes offering, together with cash on hand, to repay $300 million principal amount of loans under the existing senior secured term loan portion of the credit facilities and to pay related fees and expenses. Additional information regarding these transactions is set forth under “—Liquidity and Capital Resources.”

Recent Developments

On October 31, 2007, PAETEC completed its acquisition of Allworx Corp., a privately held company, for $25 million in an all-cash transaction. Allworx Corp. develops, designs, markets and sells a complete phone and network system. The Allworx Corp. business provides manufacturing, distribution, and software and digital hardware engineering services that are designed to benefit small and medium-sized businesses, which will represent a more substantial portion of PAETEC’s customer base following the closing of the merger with McLeodUSA.

Overview of PAETEC Operations

Revenue

PAETEC derives revenue from sales of its network services, carrier services and integrated solutions services. PAETEC derives most of its revenue from monthly recurring fees and usage-based fees that are generated principally by sales of its network services.

Monthly recurring fees include the fees paid by PAETEC’s customers for lines in service and additional features on those lines. Monthly recurring fees are paid by PAETEC’s end-user customers and are billed in advance.

Usage-based fees consist of fees paid by PAETEC’s network services customers for each call made, fees paid by the incumbent carriers in PAETEC’s markets as “reciprocal compensation” when PAETEC terminates local calls made by their customers, and access fees paid by carriers for long distance calls PAETEC originates or terminates. Access revenue represents revenue generated by access fees and reciprocal compensation.

With respect to any customer, the monthly recurring fees and usage-based fees generated by sales of PAETEC’s network services and carrier services tend to be relatively consistent from month to month, subject to changes in the calling patterns of the customer’s business. These fees generally are based on the number of digital T1 transmission lines used by the customer. Because PAETEC believes that the cumulative number of digital T1 transmission lines in service provides accurate information with respect to its future revenue, the company uses data with respect to the cumulative number of digital T1 transmission lines PAETEC has in service from period to period to assist it in evaluating revenue trends related to its network services and carrier services businesses.

Network Services. PAETEC delivers integrated communications services, including local services, long distance services and data and Internet services, to end-users on a retail basis, which PAETEC refers to as its network services. PAETEC recognizes revenue during the period in which the revenue is earned. PAETEC’s network services also generate non-recurring service activation and installation fee revenues, which it receives upon initiation of service. PAETEC defers recognition of these revenues and amortizes them over the average customer life, primarily three years.

Carrier Services. PAETEC generates revenue from wholesale sales of communications services to other communications businesses, which PAETEC refers to as its carrier services. PAETEC’s carrier services revenue consists primarily of monthly recurring fees and usage-based fees. Usage-based fees for PAETEC’s carrier services consist primarily of the interstate and intrastate access fees the company receives from other communications providers when it originates or terminates long-distance calls made by their customers and the reciprocal compensation fees PAETEC receives from incumbent carriers when it terminates local calls made by their customers.

Access Fee and Reciprocal Compensation Revenue Generated by Network Services and Carrier Services. PAETEC generates access fees when PAETEC’s switching facilities provide a connection between a long distance carrier and the PAETEC end user. The FCC historically has regulated the access rates imposed by incumbent carriers, while providing less regulation of the access rates of competitive carriers. In April 2001 and again in May 2004, the FCC issued two orders regulating the interstate access rates of competitive carriers. Under the rules imparted by the 2001 order, PAETEC’s interstate rates were reduced in tiered increments to eventual parity with the rates of the incumbent carriers in each of the company’s service areas. Beginning in June 2004, in accordance with the 2001 order, PAETEC has designed its rates for interstate services provided to its own end users to equal the rates charged by the competing incumbent carrier for functionally equivalent access services, including all applicable fixed and traffic-sensitive charges. In the May 2004 order, the FCC announced a new rule that limits the access fees competitive carriers like PAETEC are able to collect from a long distance carrier in situations where the competitive carriers do not provide service directly to the end user. This new rule specifically targeted traffic that competitive carriers handle for wireless carriers and provided that competitive carriers could charge no more than incumbent carriers for these services.

State regulatory commissions historically have regulated the intrastate access rates imposed by incumbent carriers but have regulated the intrastate access rates of competitive carriers less significantly. Several state regulatory commissions have begun to analyze intrastate access rates of competitive carriers and those ongoing proceedings may result in a change to the rates PAETEC assesses to long distance carriers for use of the company’s in-state networks.

Both the FCC and state regulatory commissions continue to review rules regarding the compensation local carriers pay to other local carriers for termination of local telephone calls, known as reciprocal compensation. Rates and terms for reciprocal compensation are based on agreements between PAETEC and other local carriers and supported by federal and state regulatory and judicial rulings. The company is engaged in continuing discussions with large incumbent carriers, among others, to perpetuate its contractual arrangements for reciprocal compensation in relevant service territories.

All forms of intercarrier compensation, both exchange access and reciprocal compensation, are now the subject of a generic proceeding at the FCC designed to reform the way carriers and providers pay other carriers and providers for use of their respective networks. A recent filing at the FCC, known commonly as the “Missoula Plan,” is widely anticipated to be the blueprint for nationwide intercarrier compensation reform. If implemented, such a plan could have a substantial effect on PAETEC’s access revenues, network capital expenditures and cost of sales. PAETEC is currently evaluating the plan to assess its potential effect on the company. Any future mandated rate decreases could further adversely affect PAETEC’s carrier services revenue and could adversely affect its gross margins and operating cash flow.

Integrated Solutions. PAETEC derives revenue from sales to retail end-user customers of telecommunications equipment and software and related services. A portion of PAETEC’s integrated solutions revenue consists of fees its customers pay for equipment and for PAETEC’s system design and installation services. PAETEC derives an additional component of its integrated solutions revenue through selling and supporting its proprietary telecommunications software. PAETEC recognizes revenue related to software sales upon delivery of the software. Support fees include fees for maintenance of PAETEC’s telecommunications software and fees for training the end user in the proper use of PAETEC’s telecommunications software. PAETEC recognizes maintenance fees on a pro rata basis over the length of the underlying maintenance contract. PAETEC recognizes training fees after it fulfills the training obligation.

Cost of Sales

PAETEC provides its network services and carrier services by using electronic network components that it owns and telephone and data transmission lines that it leases from other telecommunication carriers. PAETEC’s cost of sales for these services consists primarily of leased transport charges and usage costs for local and long distance calls. PAETEC’s leased transport charges are the payments it makes to lease the telephone and data transmission lines which the company uses to connect its customers to its network and to connect its network to the networks of other carriers. Usage costs for local and long distance are the costs that PAETEC incurs for calls made by its customers. Cost of sales for PAETEC’s integrated solutions also include the costs it incurs in designing systems and purchasing and installing equipment.

Selling, General and Administrative Expenses

PAETEC’s selling, general and administrative expenses include selling and marketing, customer service, billing, corporate administration, engineering personnel and other personnel costs. As PAETEC continues to expand its business, PAETEC expects that it will incur increased selling and marketing costs, which primarily reflect salaries of the company’s direct sales force and commissions paid to its direct sales force and sales agents.

Withdrawn Initial Public Offering and Related Terminated New Senior Secured Credit Facility Expenses

On September 16, 2005, PAETEC withdrew its registration statement filed with the SEC in April 2005 related to a proposed initial public offering of common stock. As a result, PAETEC wrote off approximately $4.6 million of costs related to the withdrawn initial public offering and associated withdrawn new senior secured credit facility during 2005.

Recapitalization-Related Costs

On June 12, 2006, PAETEC completed a leveraged recapitalization to eliminate all outstanding shares of its Series A convertible redeemable preferred stock before the optional redemption rights of the holders of those shares became effective in February 2007, as well as the associated approval rights of the holders of those shares and the additional approval rights of the former stockholders of Campuslink Communications Systems. Among other recapitalization transactions, PAETEC repurchased all outstanding shares of its Series A convertible redeemable preferred stock and specified outstanding shares of its Class A common stock, for a purchase price payable in cash. PAETEC funded the purchase price in part with proceeds of borrowings under new senior secured credit facilities. Immediately before the Series A preferred stock repurchase, specified shares of the Series A preferred stock were converted into Class A common stock in accordance with the existing terms of the Series A preferred stock. In addition, as part of the leveraged recapitalization, holders of PAETEC’s Class B common stock agreed to convert all of the outstanding shares of Class B common stock into an equal number of shares of Class A common stock and a right to receive a total of 3,400,000 additional shares of Class A common stock in connection with the conversion. The leveraged recapitalization also included PAETEC’s cash repurchase of specified options to purchase Class A common stock issued in connection with PAETEC’s acquisition by merger of Campuslink Communications Systems. To induce specified initial stockholders of PAETEC to provide the consents, approvals, waivers, releases and other agreements necessary to complete the other leveraged recapitalization transactions, PAETEC issued and sold 690,065 shares of Class A common stock for no additional consideration to these initial stockholders. PAETEC used the proceeds from the new senior secured credit facilities, in part, to pay some or all of the total cash required to complete the leveraged recapitalization transactions and to pay off or refinance substantially all of the company’s then existing debt, including its then existing senior secured credit facility and capital leases.

PAETEC’s board of directors approved the grant of equity-based and cash incentive awards to some of the company’s senior executives for services in connection with the leveraged recapitalization and to promote the retention of the executives following the completion of the leveraged recapitalization. These awards included total cash bonuses of $5.0 million and grants of restricted stock units for 4,000,000 shares of Class A common stock, which vest on the third anniversary of the date of grant. The cash bonuses were paid upon completion of the leveraged recapitalization and were subject to specified repayment provisions that could have resulted in an executive’s repayment of some or all of the bonus upon the occurrence of specified events during the 36 full calendar months following the month in which the bonuses were paid. In August 2006, PAETEC and each executive who had received one of these cash bonuses entered into agreements under which PAETEC agreed to terminate the repayment provisions to which the bonuses were originally subject. These termination agreements were entered into to induce the executives to take actions or enter into or consent to agreements related to the execution of the US LEC merger agreement with US LEC, including amendments to severance agreements and consents to incentive plan amendments that would preclude the completion of the merger transaction with US LEC from triggering potential accelerated payments or accelerated vesting of equity awards held by the executives. As a result of these cash bonus transactions, PAETEC recorded a charge of $5.0 million, which is included in income from operations for 2006.

Series A Repurchase

As part of the leveraged recapitalization, the Series A preferred stockholders converted 50,045 outstanding shares of Series A preferred stock into 6,672,638 shares of Class A common stock immediately before PAETEC’s repurchase of the remaining 83,955 outstanding shares of Series A preferred stock, including accrued dividends, for cash. The total cash paid by PAETEC in connection with the conversion and repurchase was $205.0 million, of which $68.5 million represented the payment of accrued dividends on the converted and repurchased shares of Series A preferred stock.

In accordance with EITF, Issue No. D-42, The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock, the repurchase of the Series A preferred stock was accounted for as a redemption. As a result, the excess of the fair value of the consideration transferred to the holders of the preferred stock over the carrying value of the Series A preferred stock on PAETEC’s balance sheet on the date of the repurchase of $33.8 million was subtracted from net income (loss) for the purpose of computing the net loss allocated to common stockholders and charged against paid-in-capital during 2006.

Class A Repurchase

As part of the leveraged recapitalization, PAETEC purchased from some of the former stockholders of Campuslink Communications and some of their affiliates a total of 6,546,526 shares of Class A common stock for $56.9 million in cash, which represented a weighted average purchase price of $8.06 per share. In accordance with Financial Accounting Standards Board Technical Bulletin No. 85-6, Accounting for a Purchase of Treasury Shares at a Price Significantly in Excess of the Current Market Price of Shares and the Income Statement Classification of Costs Incurred in Defending Against a Takeover Attempt, the total fair value of the repurchased shares on June 12, 2006 of $45.7 million, or $6.98 per share, was accounted for as the cost of the shares and was included in treasury stock within PAETEC’s total stockholders’ deficit at December 31, 2006. The cash paid in excess of the fair market value of those shares on the repurchase date of $11.3 million was charged against income as inducement expense and included in leveraged recapitalization-related costs during the year ended December 31, 2006.

Class B Conversion and Additional Shares

As part of the leveraged recapitalization, specified Class B common stockholders entered into an agreement with PAETEC to cause the conversion of all 2,635,000 outstanding shares of Class B common stock into an equal number of shares of Class A common stock in accordance with the terms of the PAETEC restated certificate of incorporation and to provide the specified Class B common stockholders with the right to receive at a specified future date 3,400,000 additional shares of Class A common stock in connection with the conversion. In accordance with the agreement, as modified in January 2007, these additional shares were issued in January 2007. PAETEC determined that the fair value of the shares of Class B common stock on June 12, 2006 was equal to the fair value of the 6,000,000 shares of Class A common stock received by the Class B stockholders. See Note 16 to PAETEC’s consolidated financial statements appearing elsewhere in this prospectus for additional information regarding the conversion of the Class B common stock.

Campuslink Options

As part of the leveraged recapitalization, PAETEC purchased from some of the former stockholders or employees of Campuslink Communications options to purchase 40,568 shares of Class A common stock at a cash purchase price of $6.38 per share of Class A common stock subject to each repurchased option. In accordance with SFAS No. 123(R), Share-Based Payment, the excess of the repurchase price over the fair value of the options immediately before the repurchase of $0.2 million was recognized as additional compensation expense and included in leveraged recapitalization-related costs in PAETEC’s consolidated statements of operations and comprehensive income for 2006. PAETEC determined the fair value of the options immediately before the repurchase using the Black-Scholes option-pricing model using the following assumptions: a fair market value of Class A common stock immediately before the repurchase of $6.98 per share; an exercise price of $2.50 per share; an expected life of 0.25 years; an annualized volatility of 71%; and a risk free interest rate of 4.93%.

Initial Stockholder Sale

To induce specified initial stockholders to provide the consents, approvals, waivers, releases and other agreements required to complete the leveraged recapitalization, PAETEC issued to these initial stockholders for no additional consideration 690,065 shares of Class A common stock. The fair value of these shares of Class A common stock at June 12, 2006 of $2.6 million was recorded as an inducement expense and included in leveraged recapitalization-related costs in PAETEC’s consolidated statements of operations and comprehensive income for 2006.

Fair Value of Common Stock

PAETEC determined the illiquid, non-marketable fair value of its Class A common stock as of June 12, 2006 based upon its capitalization structure after the leveraged recapitalization using the Class A common stock price negotiated as part of the leveraged recapitalization. PAETEC assessed the reasonableness of this price by performing an internal valuation analysis similar to the periodic analysis applied to determine the fair value of the Class A common stock from time to time in connection with granting stock options to employees. This analysis used PAETEC’s projected future cash flows, discounted at a rate that reflects both PAETEC’s weighted average cost of capital and the lack of liquidity of the Class A common stock, and an implied market value analysis based on the stock price performance of comparable public peers within the competitive carrier industry. Based on this analysis, PAETEC determined that the illiquid, non-marketable fair value of the Class A common stock was equal to $3.80 per share on June 12, 2006.

PAETEC determined the liquid, marketable fair value of the Class A common stock at June 12, 2006 based upon its capitalization structure immediately before the leveraged recapitalization, using the Class A common stock price negotiated as part of the leveraged recapitalization. PAETEC assessed the reasonableness of this price by performing an internal valuation analysis similar to the periodic analysis applied to determine the fair value of the Class A common stock from time to time in connection with granting stock options to employees. This analysis used PAETEC’s projected future cash flows, discounted at a rate that reflects PAETEC’s weighted average cost of capital, and did not include a discount for the lack of liquidity of the Class A common stock, and an implied market value analysis based on the stock price performance of comparable public peers within the competitive carrier industry. Based on this analysis, PAETEC determined that the liquid, marketable fair value of the Class A common stock based upon its capitalization structure immediately before the leveraged recapitalization was $6.98 per share. This price was used to determine the accounting impact of the Class B common stock conversion transaction and the repurchase of the shares and options from the former stockholders of Campuslink Communications, as these transactions were negotiated based on the undiscounted, fully liquid value of the Class A common stock.

Debt and Capital Leases

As part of the leveraged recapitalization, PAETEC incurred borrowings under new senior secured credit facilities that consisted of a first lien term loan of $275.0 million, which included a revolving credit facility of $25.0 million, and a second lien term loan of $100.0 million. PAETEC applied the proceeds from these facilities, in part, to make some or all of the total cash payments pursuant to the leveraged recapitalization and to repay or refinance all $100.0 million of outstanding principal and interest under its then existing $100.0 million senior secured credit facility and $18.6 million of capital leases. In addition, PAETEC extinguished its interest rate swaps related to the foregoing indebtedness.

The following table shows PAETEC’s cash and cash equivalents and capitalization as of March 31, 2006 and as of June 30, 2006 reflecting the effects of the leveraged recapitalization:

	March 31, 2006	June 30, 2006
	(in thousands, except share data)
Cash and cash equivalents	$52,092	$33,333

Current portion of long-term debt	$16,084	$2,873
Long-term debt	99,786	372,308

Total long-term debt, including current portion	$115,870	$375,181

Fair value of Series A convertible redeemable preferred stock conversion right	$5,282	$—

Series A convertible, redeemable preferred stock, $.01 par value, 134,000 and 0 shares authorized, issued and outstanding at March 31, 2006 and June 30, 2006, respectively ($199,515 liquidation value at March 31, 2006, inclusive of accrued dividends of $65,515)	$197,155	$—

Stockholders’ deficit:
Class A common stock, $.01 par value; 75,000,000 shares authorized, and 26,686,758 shares issued and outstanding at March 31, 2006; 100,000,000 shares authorized, 36,715,523 shares issued, and 30,168,997 shares outstanding at June 30, 2006;	267	367
Class B common stock, $.01 par value; 7,500,000 shares authorized and 2,635,000 shares issued and outstanding at March 31, 2006; and 0 shares authorized, issued and outstanding at June 30, 2006	26	—
Treasury stock, 6,546,526 shares at cost, at June 30, 2006	—	(45,694)
Additional paid-in capital	21,518	17,162
Deferred stock-based compensation	(149)	(135)
Accumulated other comprehensive loss	—	(556)
Accumulated deficit	(62,763)	(68,577)

Total stockholders’ deficit	(41,101)	(97,433)

Total capitalization	$277,206	$277,748

Transaction Fees

PAETEC incurred $10.0 million in external legal, accounting, consulting and bank fees related to the leveraged recapitalization. Of these fees, $8.9 million represented direct costs incurred to acquire borrowings under PAETEC’s new senior secured credit facilities and were recorded as an asset as of December 31, 2006. These fees will be amortized and charged to interest expense using the effective interest method over the life of the facilities. Direct costs incurred as a result of the leveraged recapitalization that were not direct costs of acquiring the senior credit facilities represented $1.1 million of these fees. These costs were included in income from operations as part of leveraged recapitalization-related costs for 2006.

Depreciation and Amortization

Depreciation and amortization include depreciation of PAETEC’s telecommunications network and equipment, computer hardware and purchased software, office equipment, furniture and fixtures, and leasehold improvements, and amortization of intangible assets.

Change in Fair Value of Series A Convertible Redeemable Preferred Stock Conversion Right

The conversion right of the Series A convertible redeemable preferred stockholders combined with the cash repurchase right of the Series A convertible redeemable preferred stockholders represents an embedded derivative. The change in fair value of Series A convertible redeemable preferred stock conversion right represents the change in fair value of this embedded derivative during the applicable period. All outstanding shares of the Series A convertible redeemable preferred stock were repurchased or converted into PAETEC common stock pursuant to the June 2006 recapitalization.

Interest Expense

Interest expense includes interest due on borrowings under PAETEC’s senior secured credit facilities, amortization of debt issuance costs, interest due on PAETEC’s note payable and capital leases, the change in fair value of interest rate swaps that were not accounted for using hedge accounting, and the ineffective portion of the gain or loss associated with the company’s interest rate swap derivatives that are accounted for as hedges.

Other Income, Net

Other income, net includes investment and other financing income.

Accounting for Income Taxes

PAETEC recognizes deferred income tax assets and liabilities for the expected future tax consequences of transactions and events. Under this method, PAETEC determines deferred income tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which it expects the differences to reverse. If necessary, PAETEC reduces deferred income tax assets by a valuation allowance to an amount that it determines is more likely than not to be recoverable. PAETEC makes significant estimates and assumptions about future taxable income and future tax consequences to determine the amount of the valuation allowance.

Stock-Based Compensation

PAETEC’s employees participate in a variety of stock incentive plans. Effective January 1, 2006, PAETEC adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment, using the modified prospective method and, therefore, the company has not restated prior periods’ results. Under this transition method, stock-based compensation expense is recorded for the unvested portion of previously issued awards that remain outstanding at January 1, 2006 using the same estimate of grant date fair value and the same attribution method used to determine the pro forma disclosure under SFAS No. 123, Accounting for Stock-Based Compensation. Stock-based compensation expense for all stock-based compensation awards granted on or after January 1, 2006 is based on the grant date fair value estimated in accordance with SFAS No. 123(R). PAETEC recognizes these compensation costs, net of an estimated forfeiture rate, ratably over the requisite service period of the award.

Seasonality

PAETEC’s historical operating results experienced some seasonality primarily relating to the portion of revenue which the company derives from sales to customers in the higher education and hospitality industries. PAETEC expects that the revenue it derives from customers in these industries generally will be lower in the summer months as a result of reduced student enrollments and business-related travel during these months. In addition, the amount of revenue PAETEC generates from most of its business customers is based, in part, on the amount of services used by the customer, which is subject to seasonal variations based on the number of work days and employee vacation days in each quarter. Many of PAETEC’s customers generate less usage-based revenue for it during the summer months and the month of December.

Adjusted EBITDA Presentation

Adjusted EBITDA, as defined by PAETEC, represents net income (loss) before interest, provision for (benefit from) income taxes, depreciation and amortization, change in fair value of Series A convertible redeemable preferred stock conversion right, stock-based compensation, withdrawn initial public offering and related terminated new senior secured credit facility expenses, leveraged recapitalization-related costs, loss on extinguishment of debt and integration/restructuring costs. PAETEC’s adjusted EBITDA is a non-GAAP financial measure used by its management, together with GAAP measures such as revenue and cash flows from operations, to assess its historical and prospective operating performance.

PAETEC’s management uses adjusted EBITDA to enhance its understanding of its core operating performance, which represents management’s views concerning its performance in the ordinary, ongoing and customary course of its operations. PAETEC’s calculation of adjusted EBITDA excludes the following costs, none of which management views as expenses relevant to its assessment of PAETEC’s core operating performance:

•	costs PAETEC incurred in connection with the initial public offering it withdrew in 2005 and related terminated new senior secured credit facility;

•

costs PAETEC incurred in connection with the leveraged recapitalization it completed in June 2006, including change in fair market value of Series A convertible redeemable preferred stock conversion rights, leveraged recapitalization-related costs and loss on extinguishment of debt;

•	costs incurred in connection with the integration of PAETEC and US LEC and related restructuring costs; and

•	stock-based compensation expense.

PAETEC’s management also uses adjusted EBITDA to evaluate PAETEC’s performance relative to that of its competitors. This financial measure permits a comparative assessment of PAETEC’s operating performance, relative to the company’s performance based on its GAAP results, while isolating the effects of depreciation and amortization, which may vary from period to period without any correlation to core operating performance, and of stock-based compensation, which is a non-cash expense that varies widely among similar companies. Management believes that adjusted EBITDA is a particularly useful comparative measure within PAETEC’s industry. The communications industry has experienced recent trends of increased merger and acquisition activity and financial restructurings. These activities have led to significant non-operating charges to earnings, such as those resulting from debt restructurings, and to significant variations among companies with respect to capital structures and cost of capital (which affect interest expense) and differences in taxation and book depreciation of facilities and equipment (which affect relative depreciation expense), including significant differences in the depreciable lives of similar assets among various companies. Adjusted EBITDA facilitates company-to-company comparisons in the communications industry by eliminating some of the foregoing variations.

PAETEC provides information relating to its adjusted EBITDA so that analysts, investors and other interested persons have the same data that management uses to assess PAETEC’s core operating performance. Management believes that providing this information permits the foregoing persons to obtain a better understanding of PAETEC’s core operating performance and to evaluate the efficacy of the methodology and information used by management to evaluate and measure such performance on a standalone and a comparative basis.

PAETEC’s adjusted EBITDA may not be directly comparable to similarly titled measures reported by other companies due to differences in accounting policies and items excluded or included in the adjustments, which limits its usefulness as a comparative measure. In addition, adjusted EBITDA has other limitations as an analytical financial measure. These limitations include the following:

•	adjusted EBITDA does not reflect PAETEC’s capital expenditures, future requirements for capital expenditures or contractual commitments to purchase capital equipment;

•	adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, associated with PAETEC’s indebtedness;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will likely have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements; and

•	adjusted EBITDA does not reflect the effect of earnings or charges resulting from matters that PAETEC’s management considers as not indicative of PAETEC’s ongoing operations.

PAETEC’s management compensates for these limitations by relying primarily on PAETEC’s GAAP results to evaluate its operating performance and by considering independently the economic effects of the foregoing items that are not reflected in adjusted EBITDA. As a result of these limitations, adjusted EBITDA should not be considered as an alternative to net income (loss), as calculated in accordance with GAAP, as a measure of operating performance, nor should it be considered as an alternative to cash flows as a measure of liquidity.

Results of Operations

The following table presents selected financial and operational data for the first three fiscal quarters of 2007 and each fiscal quarter of 2006 and 2005:

	2005				2006				2007
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter (1)	Second Quarter (1)	Third Quarter (1)
	(dollars in thousands, except share data and operating data)
Financial Data:
Revenue:
Network services	$92,798	$100,160	$102,360	$105,399	$111,335	$114,030	$116,041	$118,941	$158,438	$228,010	$233,590
Carrier services	17,311	19,089	20,404	19,881	21,260	21,453	22,695	22,876	27,312	37,479	40,138
Integrated solutions	8,340	7,596	7,188	8,898	8,180	10,130	9,690	9,671	8,267	8,980	10,156

Total	$118,449	$126,845	$129,952	$134,178	$140,775	$145,613	$148,426	$151,488	$194,017	$274,469	$283,884

Net income (loss)	$6,658	$(3,274)	$5,208	$5,882	$12,526	$(5,814)	$(1,533)	$2,625	$(5,849)	$5,970	$(5,092)
Income (loss) per common share (2)(3):
Basic	$0.06	$(0.24)	$0.03	$0.04	$0.18	$(1.42)	$(0.05)	$0.08	$(0.11)	$0.06	$(0.05)
Diluted	$0.06	$(0.24)	$0.03	$0.04	$0.18	$(1.42)	$(0.05)	$0.06	$(0.11)	$0.05	$(0.05)
Adjusted EBITDA (4)	$20,174	$20,934	$21,327	$19,637	$22,426	$25,129	$18,685	$25,560	$34,193	$52,450	$53,817
Adjusted EBITDA, as a percentage of total revenue (4)	17.0%	16.5%	16.4%	14.6%	15.9%	17.3%	12.6%	16.9%	17.6%	19.1%	19.0%
Operating data (as of period end):
Total digital T1 transmission lines installed (net) (5):
By quarter	2,451	2,803	2,482	2,539	2,630	2,600	3,015	3,505	3,329	4,329	4,491
Cumulative	32,797	35,600	38,082	40,621	43,251	45,851	48,866	52,371	106,144	110,473	114,964
Total access line equivalents installed (5):
By quarter	58,824	67,272	59,568	60,936	63,120	62,400	72,360	84,120	79,896	103,896	107,784
Cumulative	787,128	854,400	913,968	974,904	1,038,024	1,100,424	1,172,784	1,256,904	2,547,456	2,651,352	2,759,136

(1)	Includes results of US LEC subsequent to the US LEC merger closing date of February 28, 2007.
(2)	Information is calculated for each quarter as a stand-alone period, and the sum of the four quarters in any year may not equal PAETEC’s reported results for that year.
(3)

For the four quarters of 2005 and the first quarter of 2006, basic and diluted income per share is calculated using the “two-class” method, in accordance with EITF Issue No. 03-06, Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings Per Share, by dividing undistributed income allocated to common stockholders by the weighted average number of common shares and potential common shares outstanding during the period, after giving effect to the participating security, which was the convertible redeemable preferred stock that was outstanding in those periods. During the second quarter of 2006, as part of a leveraged recapitalization, PAETEC converted or repurchased all of the outstanding convertible redeemable preferred stock. At June 30, 2006,

September 30, 2006, December 31, 2006, March 31, 2007, June 30, 2007 and September 30, 2007, there were no participating securities outstanding and, therefore, the “two-class” method of calculating basic and diluted income per share does not apply to those periods.

(4)	Adjusted EBITDA, as defined by PAETEC, represents net income (loss) before interest, provision for (benefit from) income taxes, depreciation and amortization, change in fair value of Series A convertible redeemable preferred stock conversion right, stock-based compensation, withdrawn initial public offering and related terminated new senior secured credit facility expenses, leveraged recapitalization-related costs, loss on extinguishment of debt and integration/restructuring costs. Adjusted EBITDA is not a financial measurement prepared in accordance with GAAP. See “—Overview—Overview of PAETEC Operations—Adjusted EBITDA Presentation” for PAETEC’s reasons for including adjusted EBITDA data in this prospectus and for material limitations with respect to the usefulness of this measurement. The following table sets forth, for the periods indicated, a reconciliation of adjusted EBITDA to net income (loss), as net income (loss) is calculated in accordance with GAAP:
(5)	An access line is a telephone line that extends from one of PAETEC’s central offices to a customer’s premises. PAETEC connects customers to its network by leasing digital T1 telephone and data transmission lines linking its customers to the central office. Each digital T1 transmission line provides the customer with 24 channels for telephone or data service, although some customers do not use or pay for all 24 channels. PAETEC calculates the number of access line equivalents it has installed by multiplying the number of digital T1 transmission lines it has installed by 24. Installed amounts by quarter do not include 50,444 digital T1 transmission lines or 1,210,656 access line equivalents acquired through the company’s merger with US LEC as of February 28, 2007.

	2005				2006				2007
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter (1)	Second Quarter (1)	Third Quarter (1)
Net income (loss)	$6,658	$(3,274)	$5,208	$5,882	$12,526	$(5,814)	$(1,533)	$2,625	$(5,849)	$5,970	$(5,092)
Add back non-EBITDA items included in net income (loss):
Depreciation and amortization	6,870	7,202	7,159	7,845	7,593	8,586	9,117	9,322	13,153	20,932	35,205
Interest expense, net of interest income	2,503	2,010	2,168	2,386	2,199	3,778	9,410	9,608	13,264	17,648	16,590
Provision for (benefit from) income taxes	4,143	4,399	2,899	2,683	4,672	2,826	(530)	1,462	(2,898)	2,869	(1,846)

EBITDA	20,174	10,337	17,434	18,796	26,990	9,376	16,464	23,017	17,670	47,419	44,857
Change in fair value of Series A convertible redeemable preferred stock conversion right	—	10,597	(772)	953	(5,496)	(5,281)	—	—	—	—	—
Stock-based compensation	—	—	—	—	932	960	2,128	2,476	6,584	3,301	3,777
Withdrawn initial public offering and related terminated new senior secured credit facility expenses	—	—	4,665	(112)	—	—	—	—	—	—	—
Leveraged recapitalization-related costs	—	—	—	—	—	14,993	93	67	—	—	—
Integration/restructuring costs	—	—	—	—	—	—	—	—	105	1,730	906
Loss on extinguishment of debt	—	—	—	—	—	5,081	—	—	9,834	—	4,277

Adjusted EBITDA	$20,174	$20,934	$21,327	$19,637	$22,426	$25,129	$18,685	$25,560	$34,193	$52,450	$53,817

Nine Months Ended September 30, 2007 Compared With Nine Months Ended September 30, 2006

The following comparison of PAETEC’s operating results for the nine months ended September 30, 2007 (the “2007 nine-month period”) to PAETEC’s operating results for the nine months ended September 30, 2006 (the “2006 nine-month period”) is materially affected by the combination of PAETEC Corp. and US LEC on February 28, 2007. As a result of the US LEC merger transaction, US LEC’s operating results are included in PAETEC’s results for the 2007 nine-month period beginning on March 1, 2007. Because of the significance of the US LEC merger transaction, PAETEC’s operating results for the 2007 and 2006 periods are not directly comparable.

Revenue. Total revenue for the 2007 nine-month period increased $317.6 million, or 73.0%, to $752.4 million from $434.8 million for the 2006 nine-month period. The increase was substantially attributable to the inclusion of US LEC’s results for the 2007 period. Excluding US LEC’s results, total revenue increased $49.1 million, or 11.3%, over the 2006 nine-month period. Revenue from network services increased $278.6 million, or 81.6%, to $620.0 million for the 2007 nine-month period from $341.4 million for the 2006 nine-month period. Revenue from carrier services increased $39.5 million, or 60.4%, to $104.9 million for the 2007 nine-month period from $65.4 million for the 2006 nine-month period. Revenue from integrated solutions decreased $0.6 million, or 2.1%, to $27.4 million for the 2007 nine-month period from $28.0 million for the 2006 nine-month period.

Excluding US LEC’s results for the 2007 nine-month period, revenue from network services increased $38.5 million, or 11.3%, over the 2006 nine-month period, revenue from carrier services increased $11.2 million, or 17.2%, over the 2006 nine-month period, and revenue from integrated solutions decreased $0.6 million, or 2.1%, from the 2006 nine-month period. Of total revenue for the 2007 nine-month period, revenue from network services, carrier services and integrated solutions accounted for 82.4%, 13.9%, and 3.6%, respectively, compared to 78.5%, 15.0% and 6.4%, respectively, for the 2006 nine-month period. Excluding US LEC’s results, network services, carrier services and integrated solutions contributed 78.5%, 15.8%, and 5.7%, respectively, to total revenue for the 2007 nine-month period.

The increases in total revenue and revenue generated by network services and carrier services primarily resulted from an increase in the number of digital T1 transmission lines in service from 48,866 lines as of September 30, 2006 to 114,964 lines as of September 30, 2007, of which US LEC accounted for 55,310 lines. These increases were partially offset by a decrease in revenue generated by integrated solutions of $0.6 million for the 2007 nine-month period. PAETEC’s integrated solutions business has a longer revenue cycle and may produce irregular trends on a quarterly basis.

Access revenue represented 9.7% of total revenue for the 2007 nine-month period, or 10.8% excluding US LEC’s results, and 11.1% of total revenue for the 2006 nine-month period. Reciprocal compensation constituted 2.0% of total revenue for the 2007 nine-month period, or 2.3% excluding US LEC’s results, and 2.8% for the 2006 nine-month period. Most of PAETEC’s access fees and reciprocal compensation for these periods were generated by its carrier services. Access revenue, as a percentage of carrier services revenue, decreased to 42.8% in the 2007 nine-month period, or 45.1% excluding US LEC’s results, from 47.8% in the 2006 nine-month period. Access revenue, as a percentage of network services revenue, was 4.5% in the 2007 nine-month period, or 4.6% excluding US LEC’s results, and 4.9% for the 2006 nine-month period. The decrease in access fees and reciprocal compensation was principally attributable to a shift in product mix.

Cost of Sales. Cost of sales increased to $353.6 million for the 2007 nine-month period from $209.4 million for the 2006 nine-month period. Excluding US LEC’s results, cost of sales increased to $229.7 million. In the 2007 nine-month period, cost of sales consisted primarily of leased transport charges and usage costs for local and long distance calls. The higher cost of sales principally reflected the increase in the number of digital T1 transmission lines in service discussed above.

Leased transport charges increased to $260.4 million, or 73.7% of cost of sales, for the 2007 nine-month period from $139.6 million, or 66.7% of cost of sales for the 2006 nine-month period. The increase in leased transport charges for the 2007 nine-month period was primarily attributable to inclusion of US LEC’s results of $101.5 million, or 81.9% of US LEC’s portion of cost of sales. The increase in leased transport charges for the 2007 nine-month period was also partially attributable to increases in the amount of network services sold. For the 2007 nine-month period, the increase in leased transport charges as a percentage of cost of sales was primarily attributable to the shift in product mix referred to above.

Usage costs for local and long distance calls increased to $76.1 million, or 21.5% of cost of sales, for the 2007 nine-month period from $51.6 million, or 24.7% of cost of sales, for the 2006 nine-month period. The increase in usage costs was primarily attributable to the inclusion of US LEC’s results of $21.6 million, or 17.4% of US LEC’s portion of cost of sales, in the 2007 nine-month period. The increase in usage costs for local and long distance calls for the 2007 nine-month period was also partially attributable to increases in the amount of network services and carrier services sold. The increase was partially offset by a decrease in the average usage rates PAETEC is charged by network providers. For the 2007 nine-month period, the decrease in usage costs as a percentage of cost of sales was primarily attributable to fluctuations in the mix of products sold during those periods.

Cost of sales as a percentage of total revenue decreased from 48.2% for the 2006 nine-month period to 47.0% for the 2007 nine-month period. This decrease was primarily attributable to inclusion of US LEC’s results in the 2007 nine-month period and to the amount of voice and data services that PAETEC provided using its own network and facilities, as well as to network efficiencies PAETEC achieved by aggregating network traffic using points of presence located near clusters of its customers. PAETEC anticipates that the integration activities related to consolidation and integration of the PAETEC and US LEC networks will continue to generate reductions for cost of services as a percentage of total revenue. PAETEC expects to achieve such savings in cost of sales by increasing the use of switches and network assets and eliminating duplicative network costs.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $272.0 million for the 2007 nine-month period from $163.3 million for the 2006 nine-month period. The total increase was primarily attributable to PAETEC’s acquisition of US LEC in the 2007 nine-month period, which contributed to an increase in salaries, wages, and benefits of $46.2 million, principally due to an increase in PAETEC’s total number of employees from approximately 1,300 at September 30, 2006 to approximately 2,300 at September 30, 2007, to an increase of $25.8 million in sales commissions related to increased total revenue, and to an increase in stock-based compensation of approximately $9.6 million from $4.0 million for the 2006 nine-month period, related to stock-based equity grants made during the 2007 nine-month period. Selling, general and administrative expenses as a percentage of total revenue decreased to 36.1% for the 2007 nine-month period from 37.6% for the 2006 nine-month period.

As of September 30, 2007 there was $9.8 million of total unrecognized compensation expense related to unvested stock options granted under PAETEC’s stock incentive plans. PAETEC expects to recognize the expense over a weighted-average period of 1.4 years. As of September 30, 2007 there was unrecognized stock-based compensation expense related to unvested stock unit awards of approximately $14.6 million. PAETEC expects to recognize the expense over a weighted-average period of 1.2 years.

For full-year 2007, PAETEC expects a decline from full-year 2006 in selling, general and administrative expenses as a percentage of total revenue, primarily because it anticipates that its revenue will increase more rapidly than these expenses. In addition, PAETEC expects to achieve savings in these expenses from its integration activities related to its merger with US LEC by reducing employee levels, eliminating duplicative facilities, consolidating back office and information technology systems, and eliminating redundant professional services and other corporate overhead costs.

Litigation Settlement. PAETEC’s results for the 2006 nine-month period included a $1.5 million litigation settlement charge for a ruling in favor of MCI-WorldCom Network Services, Inc., which had brought suit against PAETEC to recover previously disputed access charges. The $1.5 million litigation settlement charge reflected the incremental amount of the ruling not previously recorded.

Integration and Restructuring Costs. In connection with the US LEC merger, PAETEC has incurred integration and restructuring costs. PAETEC recognized approximately $2.7 million of such costs for the 2007 nine-month period, primarily related to costs associated with separated employees and from lease termination agreements for duplicative facilities. Substantially all of the recognized amounts are expected to be paid by December 31, 2007.

Depreciation and Amortization. Depreciation and amortization expense increased to $69.3 million for the 2007 nine-month period from $25.3 million for the 2006 nine-month period. The increase was primarily attributable to higher depreciation expense resulting from an increase of $483.5 million in gross property and equipment since September 30, 2006, principally as a result of property and equipment PAETEC acquired in the US LEC merger and as part of PAETEC’s network deployment and maintenance. Further, for the 2007 nine-month period, $14.4 million of amortization expense was recognized related to the acquired fair value of US LEC’s customer relationships intangible asset with an expected useful life of five years. PAETEC expects that depreciation and amortization expense for full-year 2007 will increase from depreciation and amortization expense for full-year 2006 due to its addition of gross property and equipment and customer relationships intangibles acquired from US LEC and to a planned increase in capital expenditures in 2007. PAETEC anticipates that future depreciation and amortization expense may change significantly once the Company completes its fair value assessment of acquired intangibles related to the US LEC merger and if PAETEC completes its merger with McLeodUSA.

Loss on Extinguishment of Debt. For the 2007 nine-month period, PAETEC recognized a $14.1 million loss on debt extinguishment, which represents the elimination of $9.8 million of debt issuance costs related to the senior secured indebtedness refinanced in connection with the US LEC merger and $4.3 million of debt issuance costs as a result of the senior secured credit facility amendment entered into in connection with PAETEC’s July 2007 offering of senior notes. For the 2006 nine-month period, the leveraged recapitalization PAETEC completed in June 2006 resulted in a loss on debt extinguishment of approximately $5.1 million, which was attributable to the write-off of $4.3 million of unamortized debt issuance costs related to the extinguishment of PAETEC’s existing senior secured credit facility and to lease termination fees of $0.8 million related to the termination of PAETEC’s capital leases.

Change in Fair Value of Series A Convertible Redeemable Preferred Stock Conversion Right. The Series A convertible redeemable preferred stock conversion right was eliminated as a result of PAETEC’s leveraged recapitalization in June 2006.

Interest Expense. Interest expense increased to $51.0 million for the 2007 nine-month period from $17.1 million for the 2006 nine-month period, primarily as a result of higher average outstanding debt balances during the 2007 period resulting from the leveraged recapitalization and US LEC merger-related borrowings under PAETEC’s senior secured credit facilities and senior notes. The average outstanding debt balance was $707.2 million for the 2007 nine-month period compared to $211.7 million for the 2006 nine-month period. As of September 30, 2007, borrowing rates under the senior credit facility agreement and senior notes averaged 8.5%. At September 30, 2006, borrowing rates were 8.9% and 12.9% under its first and second lien credit agreements, respectively.

Income Taxes. The provision for income taxes for the periods ended September 30, 2007 and 2006 include a provision for federal and state taxes based on the annual effective tax rate applicable to PAETEC and its subsidiaries for these periods. The difference between the statutory rate and PAETEC’s effective tax rate for the period ended September 30, 2007 was primarily attributable to the effect of non-deductible stock-based compensation.

As of September 30, 2007, PAETEC had approximately $112 million in net operating loss carryforwards, or “NOLs,” relating specifically to the financial activity of PAETEC, as predecessor to PAETEC Holding, and PAETEC’s wholly-owned subsidiaries through February 28, 2007, and the financial activity of PAETEC Holding and its wholly-owned subsidiaries, including PAETEC and PAETEC’s wholly-owned subsidiaries and US LEC and US LEC’s wholly-owned subsidiaries, from March 1, 2007 through September 30, 2007. In general, Section 382 of the Internal Revenue Code, or “IRC Section 382,” places annual limitations on the use of certain tax attributes such as net operating losses and tax credit carryovers in existence at the time of an ownership change. The entire balance of PAETEC’s NOLs is subject to annual limitations under IRC Section 382, although PAETEC expects that it will be able to use the pre-change deferred tax assets related to the NOLs prior to their expiration.

PAETEC acquired approximately $334 million of NOLs pursuant to the US LEC merger. PAETEC performed a comprehensive analysis to determine its ability to use the acquired NOLs. Based on this analysis, PAETEC concluded that US LEC incurred a change in ownership within the meaning of IRC Section 382 as a result of the merger, and that as of March 1, 2007, the $334 million pre-change NOLs would be subject to an annual limitation under IRC Section 382. PAETEC further concluded that an annual limitation of approximately $14.3 million would be imposed on these NOLs. To the extent that US LEC has a net unrealized built in gain, or “NUBIG,” at the date of the ownership change, the limitation could be increased during the first five years following the ownership change pursuant to IRC Section 382 and published notices. PAETEC’s analysis supports the conclusion that a NUBIG existed at the date of the ownership change providing for the increase in the annual limitation by approximately $21 million during the five-year period immediately following the ownership change. Based on this conclusion, a combined NOL limitation of $35.3 million will exist on the acquired NOLs during the five years immediately following the ownership change and an annual limitation of $14.3 million will exist thereafter. The overall analysis supports PAETEC’s ability to use the deferred tax assets related to the acquired NOLs prior to their expiration. As a result, PAETEC has allocated approximately $117.0 million to deferred income tax assets for the acquired NOLs as part of the allocation of purchase price related to the US LEC merger, as described in Note 2 to PAETEC’s consolidated financial statements as of and for the period ended September 30, 2007 appearing elsewhere in this prospectus.

In July 2006, the Financial Accounting Standards Board, or “FASB,” issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109, or “FIN 48.” Among other things, FIN 48 provides guidance to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing a minimum recognition threshold which income tax positions must achieve before being recognized in the financial statements. In addition, FIN 48 requires expanded annual disclosures, including a rollforward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within 12 months. PAETEC adopted FIN 48 on January 1, 2007, and recorded a reduction of retained earnings of $0.2 million effective January 1, 2007. The amount of unrecognized tax benefits from uncertain tax positions as of January 1, 2007 was, and at September 30, 2007 remains, $0.6 million, the majority of which, if recognized, would affect the effective tax rate.

PAETEC is currently under audit by certain state tax jurisdictions for the 2001 to 2004 tax years. It is reasonably possible that the examination phase of the audit for these years may conclude in the next 12 months, and that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns may change from those recorded as liabilities for uncertain tax positions in the financial statements as of January 1, 2007. However, based on the status of the examination, it is not possible to estimate the effect of any amount of such change to previously recorded uncertain tax positions.

PAETEC recognizes interest accrued related to unrecognized tax benefits in tax expense. Penalties, if incurred, would also be recognized as a component of tax expense. As of January 1, 2007, PAETEC had approximately $0.1 million of interest accrued related to unrecognized tax benefits.

2006 Compared With 2005

Revenue. Total revenue increased $76.9 million, or 15%, to $586.3 million for 2006 from $509.4 million for 2005. Revenue from network services increased $59.6 million, or 15%, to $460.3 for 2006 from $400.7 million for 2005. Revenue from carrier services increased $11.6 million, or 15%, to $88.3 million for 2006 from $76.7 million for 2005. Revenue from integrated solutions increased $5.7 million, or 18%, to $37.7 million for 2006 from $32.0 million for 2005.

The increases in total revenue and revenue generated by network services and carrier services primarily resulted from an increase in the number of digital T1 transmission lines in service, from 40,621 lines as of December 31, 2005 to 52,371 lines as of December 31, 2006. Of the lines in service as of December 31, 2006, approximately 80% were attributable to PAETEC’s network services business and approximately 20% were attributable to its carrier services business. In addition, PAETEC’s acquisition of American Long Lines, Inc. in February 2005 accounted for approximately $2.5 million of the increase in total revenue for 2006. The increase in revenue from integrated solutions was primarily due to new customer contracts signed during 2006.

Cost of Sales. Cost of sales increased to $282.2 million for 2006 from $235.2 million for 2005. In each period, cost of sales consisted primarily of leased transport charges and usage costs for local and long distance calls. In 2005, cost of sales also included a credit of approximately $2.5 million from one of PAETEC’s largest vendors for a network services discount based on cumulative purchases from June 1, 2004 through March 31, 2005, of which approximately $0.7 million was based on purchases during 2005 and was included in cost of sales for 2005. PAETEC did not recognize approximately $1.8 million of the credit over the discount period, because, before the recognition of the credit, the company did not believe that it would achieve the level of cumulative purchases required to earn the credit. During 2005, PAETEC entered into a new agreement with the vendor related to discounts on purchases of network services. At that time, PAETEC reached an agreement with the vendor that it had satisfied the criteria to earn a credit under the prior agreement and that the amount of the credit was $2.5 million. Cost of sales in 2005 also included the effects of a credit of $0.9 million that PAETEC recognized from a litigation settlement.

Leased transport charges increased to $188.8 million, or 67% of cost of sales, for 2006 from $157.2 million, or 67% of cost of sales, for 2005. The increase in leased transport charges was primarily attributable to increases in the amount of network services PAETEC sold in 2006.

Usage costs for local and long distance calls increased to $68.7 million, or 24% of cost of sales, for 2006 from $57.8 million, or 25% of cost of sales, for 2005. The increase in usage costs was primarily attributable to increases in the amount of network and carrier services PAETEC sold in 2006, and was partially offset by a decrease in the average usage rates the company is charged by network providers.

Cost of sales as a percentage of total revenue increased from 46% for 2005 to 48% for 2006. This increase was primarily attributable to investments in PAETEC’s network on new products and a credit the company received from one of its largest suppliers during 2005, as discussed above. The increases were partially offset by the amount of voice and data services that PAETEC provided using its own network and facilities, as well as network efficiencies the company achieved by aggregating network traffic using points of presence located near clusters of its customers.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $221.0 million for 2006 from $193.8 million for 2005. The increase was primarily attributable to an increase in salaries, wages and benefits of $11.0 million mainly due to a charge of $5.0 million related to cash bonuses awarded to senior executives in connection with the June 2006 leveraged recapitalization and an increase in PAETEC’s total number of employees from approximately 1,200 at December 31, 2005 to approximately 1,300 at December 31, 2006. The increase was also attributable to an increase of $3.5 million in sales commissions related to increased total revenue, an increase in stock-based compensation of approximately $6.5 million due to the adoption of SFAS No. 123(R) and the grant of restricted stock units to certain executives in connection with the leveraged recapitalization in 2006, an increase of approximately $1.2 million in computer hardware maintenance costs related primarily to additional computer equipment in service and an increase of $1.5 million related to a judgment against PAETEC regarding disputed access charges. As a result of the 2006 grant of restricted stock units to some executives in connection with the leveraged recapitalization and in connection with the US LEC merger agreement, PAETEC anticipates recognizing compensation expense related to these stock unit awards of approximately $16.0 million over a weighted average period of 1.5 years. Selling, general and administrative expenses for 2005 include $4.6 million of costs related to PAETEC’s withdrawn public offering and the related terminated new senior secured credit facility. Selling, general and administrative expenses as a percentage of total revenue decreased to 38% for 2006 from 39% for 2005 primarily because the rate at which PAETEC has increased its total revenue has exceeded the rate at which it has hired new employees.

Recapitalization-Related Costs. In 2006, PAETEC’s operating expenses include charges of approximately $15.2 million for costs related to the leveraged recapitalization, including transaction costs of approximately $1.1 million.

Depreciation and Amortization. Depreciation and amortization expense increased to $34.6 million for 2006 from $29.1 million for 2005. The increase was primarily attributable to increased depreciation expense resulting from an increase of $45.1 million in gross property and equipment since December 31, 2005 as part of PAETEC’s network deployment and maintenance.

Change in Fair Value of Series A Convertible Redeemable Preferred Stock Conversion Right. Change in fair value of Series A convertible redeemable preferred stock conversion right resulted in income of $10.8 million for 2006 compared to an expense of $10.8 million in 2005.

After the end of the second quarter of 2005, but before the issuance of its second quarter 2005 financial statements, PAETEC withdrew its registration statement that it filed with the SEC in April 2005 and ceased its effort to complete an initial public offering of common stock. Before the second quarter of 2005, PAETEC did not ascribe any value to the conversion right of the Series A convertible redeemable preferred stock, as the company believed it would be able to convert the preferred stock into common stock before the holders of the Series A preferred stock would be able to require PAETEC to repurchase the Series A preferred stock at fair value. From the second quarter of 2005 through March 31, 2006, the embedded derivative was recorded at fair value, with any change in fair value recognized in current operations. The fair value of the embedded derivative was determined based on a number of assumptions including the liquidity and volatility of PAETEC’s stock.

As a result of PAETEC’s repurchase of all outstanding Series A preferred stock pursuant to the leveraged recapitalization, the Series A preferred stock conversion right no longer exists. The fair value of the Series A preferred stock conversion right was $0 as of June 12, 2006, as a result of the completion of the leveraged recapitalization. The change in fair value from March 31, 2006 to June 12, 2006 was recorded as income in 2006.

Loss on Extinguishment of Debt. As a result of the leveraged recapitalization, PAETEC incurred a loss on debt extinguishment of approximately $5.1 million for 2006, which was attributable to the write-off of $4.3 million of unamortized debt issuance costs related to the extinguishment of the company’s existing senior secured credit facility and lease termination fees of $0.8 million related to the termination of its capital leases.

Other Income, Net. Other income, net increased to $4.5 million for 2006 from $3.1 million for 2005, primarily as a result of an increase in interest income and an increase in other financing income.

Interest Expense. Interest expense increased to $27.3 million for 2006 from $10.5 million for 2005, primarily as a result of higher average outstanding debt balances during 2006, higher average interest rates, and the discontinuance of hedge accounting on PAETEC’s interest rate swap agreements during 2005, which decreased interest expense for that period by $1.3 million.

The average outstanding balances on PAETEC’s senior secured credit facilities were $252.7 million for 2006 and $112.3 million for 2005. As of December 31, 2006, borrowing rates were 8.9% and 12.9% under PAETEC’s first and second lien credit facilities, respectively. As of December 31, 2005, borrowing rates under the senior credit facility averaged 8.6%.

Income Taxes. PAETEC’s effective income tax rate was 52% for 2006 and 49% for 2005. Excluding the $10.8 million charge in 2005 that resulted from the change in fair value of the Series A preferred stock conversion right, PAETEC’s effective tax rate would have been 36% for that period. Of the $20.2 million in charges related to the leveraged recapitalization, $15.1 million related to the repurchase of PAETEC stock. These costs are non-deductible for tax purposes. Excluding the $15.1 million of charges relating to the repurchase of stock, as well as the $10.8 million in income that resulted from the fair value of the Series A preferred stock conversion right, PAETEC’s effective income tax rate would have been 41% for 2006. The increase in the company’s effective rate from December 31, 2005 to December 31, 2006 was primarily due to the adoption of SFAS No. 123(R), and the corresponding $2.4 million in stock-based compensation expense related to grants of stock options.

As of December 31, 2006, PAETEC had approximately $129.0 million in NOLs. As a result, PAETEC only has been required to pay accrued alternative minimum taxes and state income taxes. PAETEC conducted an analysis of the impact that the leveraged recapitalization had on its ability to utilize its NOLs. PAETEC concluded that it had incurred a change in ownership within the meaning of IRC Section 382 as a result of the leveraged recapitalization on June 12, 2006. In general, IRC Section 382 places annual limitations on the use of certain tax attributes such as net operating losses and tax credit carryovers in existence at the ownership change date. As such, as of December 31, 2006, the $129.0 million pre-change net operating losses will be subject to an annual limitation under IRC Section 382. PAETEC’s analysis supports the conclusion that an annual limitation of approximately $7.1 million will be imposed on these NOLs. To the extent that the company has a net unrealized built in gain at the date of the ownership change, the limitation may be increased during the first five years following the ownership change pursuant to IRC Section 382 and published notices. PAETEC believes that the analysis supports the conclusion that a net unrealized built in gain existed at the date of the ownership change providing for the increase in the annual limitation by approximately $9.3 million during the five-year period immediately following the ownership change that occurred on June 12, 2006. Based on this conclusion, a combined NOL limitation of $16.4 million will exist on PAETEC’s NOLs during the five years immediately following the ownership change, and an annual limitation of $7.1 million will exist thereafter. PAETEC believes that the overall analysis supports its ability to use its pre-change deferred tax assets related to the NOLs prior to their expiration.

Net Income. Net income decreased by $6.7 million, from net income of $14.5 million for 2006 to net income of $7.8 million in 2006. The decrease was primarily attributable to the completion of the leveraged recapitalization in June 2006.

2005 Compared With 2004

Revenue. Total revenue increased $95.7 million, or 23%, to $509.4 million for 2005 from $413.7 million for 2004. Revenue from network services increased $84.0 million, or 27%, to $400.7 million for 2005 from $316.7 million for 2004. Revenue from carrier services increased $5.9 million, or 8%, to $76.7 million for 2005 from $70.8 million for 2004. Revenue from integrated solutions increased $5.8 million, or 22%, to $32.0 million for 2005 from $26.2 million for 2004.

The increases in total revenue and revenue generated by network services and carrier services primarily resulted from an increase in the number of digital T1 transmission lines in service from 30,346 lines as of December 31, 2004 to 40,621 lines as of December 31, 2005. Of the lines in service as of December 31, 2005, 79% were attributable to PAETEC’s network services business and 21% were attributable to PAETEC’s carrier services business. PAETEC’s acquisition of assets from Covista Communications in August 2004 and PAETEC’s acquisition of American Long Lines in February 2005 together accounted for approximately $44.2 million of the increase in total revenue for 2005.

The 22% increase in revenue from integrated solutions during 2005 primarily resulted from an increase in revenue of approximately $4.0 million during 2005 from phone system sales, additional sales to existing integrated solutions customers, and increased sales of equipment to network services customers, as well as to an increase in revenue from the sale of software products of approximately $3.3 million, which was primarily due to new customer contracts signed during the period. The increases were partially offset by a decrease in managed services revenue, which included billing and customer care services for the telecommunications resale programs of universities of approximately $1.4 million during 2005. PAETEC believes the decrease was primarily attributable to wireless substitution by some of its college and university customers.

Cost of Sales. Cost of sales increased to $235.2 million for 2005 from $168.1 million for 2004. In each period, cost of sales consisted primarily of leased transport charges and usage costs for local and long distance calls. In 2005, cost of sales included the effects of a credit of approximately $0.9 million PAETEC recognized from a litigation settlement and a credit of approximately $2.5 million from one of PAETEC’s largest vendors for a network services discount based on cumulative purchases from June 1, 2004 through March 31, 2005, of which approximately $0.7 million was based on purchases during 2005 and included in cost of sales for 2005. PAETEC did not recognize approximately $1.8 million of the credit over the discount period, because, before the recognition of the credit, PAETEC did not believe that it would achieve the level of cumulative purchases required to earn the credit. During the first quarter of 2005, PAETEC entered into a new agreement with the vendor related to discounts on purchases of network services. At that time, PAETEC reached an agreement with the vendor that the company had satisfied the criteria to earn a credit under the prior agreement and that the amount of the credit was $2.5 million.

Leased transport charges increased to $157.2 million, or 67% of cost of sales, for 2005 from $112.8 million, or 67% of cost of sales, for 2004. The increase in leased transport charges was primarily attributable to increases in the amount of network services PAETEC sold in 2005. Usage costs for local and long distance calls increased to $57.8 million, or 25% of cost of sales, for 2005 from $39.0 million, or 23% of cost of sales, for 2004. The increase in usage costs was primarily attributable to increases in the amount of network and carrier services PAETEC sold in 2005, and was partially offset by a decrease in the average usage rates PAETEC is charged by network providers. The increase in usage costs as a percentage of cost of sales was primarily attributable to fluctuations in the mix of products sold during those periods.

Cost of sales as a percentage of total revenue increased from 41% for 2004 to 46% for 2005. This increase was primarily attributable to reductions in the rates PAETEC charges interexchange carriers, or IXCs, for interstate switched access services that were required by regulations, investments in PAETEC’s network on new products and the transition to PAETEC’s network of customers of acquired businesses. These increases were partially offset by an increase in the amount of voice and data services that PAETEC provides using its own network and facilities, network efficiencies the company achieved by aggregating network traffic using points of presence located near clusters of its customers, and PAETEC’s receipt of the vendor credit described above.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $193.8 million for 2005 from $172.1 million for 2004. The total increase was attributable to an increase in salaries, wages and benefits of $9.6 million primarily related to an increase in PAETEC’s total number of employees from approximately 1,100 at December 31, 2004 to approximately 1,200 at December 31, 2005, an increase of $7.3 million in sales commissions related to increased total revenue, and an increase of $2.1 million in facility costs primarily related to additional sales offices in Washington, D.C. and Pennsylvania and a new switch site in New Jersey. Selling, general and administrative expenses as a percentage of total revenue decreased to 39% for 2005 from 42% for 2004, primarily because the rate at which PAETEC has increased its total revenue has exceeded the rate at which the company has hired new employees. The decrease also was due in part to PAETEC’s acquisition of assets from Covista Communications in August 2004 and its acquisition of American Long Lines in February 2005, which together increased revenue for 2005 by approximately $44.2 million, but also increased selling, general and administrative expenses for the same period by approximately $10.7 million, or 24% of the increased revenue.

Withdrawn Initial Public Offering and Related Terminated New Senior Secured Credit Facility Expenses. In September 2005, PAETEC withdrew its registration statement filed with the SEC in April 2005 for an initial public offering of its common stock. As a result, PAETEC wrote off during 2005 approximately $4.6 million of costs related to the withdrawn initial public offering and the related terminated new senior secured credit facility.

Depreciation and Amortization. Depreciation and amortization expense increased to $29.1 million for 2005 from $22.8 million for 2004. The increase was largely attributable to increased depreciation expense resulting from an increase of $44.5 million in gross property and equipment since December 31, 2004 as part of PAETEC’s network deployment and maintenance. Amortization expense also increased as a result of an increase in gross intangible assets of $13.8 million from PAETEC’s acquisition in August 2004 of assets from Covista Communications and PAETEC’s acquisition in February 2005 of American Long Lines.

Change in Fair Value of Series A Convertible Redeemable Preferred Stock Conversion Right. Change in fair value of Series A convertible redeemable preferred stock conversion right increased to $10.8 million in 2005 from $0 in 2004. After the end of the second quarter of 2005, but before the issuance of PAETEC’s second quarter 2005 financial statements, PAETEC withdrew the registration statement that it filed with the SEC in April 2005 and ceased its effort to complete an initial public offering of common stock. Before the second quarter of 2005, PAETEC did not ascribe any value to the conversion right, as the company believed it would be able to convert the Series A convertible redeemable preferred stock into common stock before the holders of the preferred stock would be able to require PAETEC to repurchase the preferred stock at fair value. Before its repurchase of all outstanding shares of the Series A convertible redeemable preferred stock in June 2006, PAETEC believed that it was reasonably possible that it would not be able to convert the Series A convertible redeemable preferred stock to common stock before the mandatory redemption date. As a result, PAETEC adjusted its probability-weighted average calculation of fair value of the conversion right to reflect this change in assumption. PAETEC valued this embedded derivative at December 31, 2005 based on a Black-Scholes probability weighted calculation using a 78% volatility factor assumption, a 4.4% risk-free interest rate and an estimate of $2.22 ascribed to the fair value of a share of PAETEC common stock as of December 31, 2005. PAETEC determined that the fair market value of the embedded derivative was $10.8 million and recorded the amount as a liability as of December 31, 2005.

Interest Expense. Interest expense decreased to $10.5 million for 2005 from $10.9 million for 2004, primarily as a result of lower average outstanding debt balances during 2005 and the discontinuance of hedge accounting on PAETEC’s interest rate swap agreements, which decreased interest expense by $1.3 million during 2005. The hedge accounting on PAETEC’s interest rate swap agreements was discontinued as of June 30, 2005, when the company concluded that the projected cash flows of its existing variable rate debt were no longer probable due to PAETEC’s planned refinancing of its senior secured credit facility. Because the interest rate swaps outstanding as of June 30, 2005 accordingly no longer qualified for hedge accounting, PAETEC reclassified $1.3 million associated with its hedge accounting from accumulated other comprehensive income to interest expense during the second quarter of 2005. The 2005 decrease in interest expense was partially offset by an increase in average interest rates applicable to PAETEC’s variable rate debt. As of December 31, 2005 and 2004, borrowing rates under the senior credit facility agreement averaged 8.6% and 6.6%, respectively.

Other Income, Net. Other income, net increased to $3.1 million for 2005 from $0.7 million for 2004, primarily as a result of an increase in interest income and an increase in other financing income.

Income Taxes. PAETEC recorded income tax provisions of $14.1 million, which represented an effective income tax rate of 49.4%, for 2005, and an income tax benefit of $37.2 million, which represented an effective income tax rate of (92%), for 2004. Excluding the $10.8 million charge that resulted from the change in the fair value of the Series A convertible redeemable preferred stock conversion right, PAETEC’s effective income tax rate would have been 35.9% for 2005.

The income tax benefit in 2004 included the effects of a non-cash net deferred income tax benefit for 2004 of approximately $38.2 million, which was partially offset by current income tax expense of $1.1 million for 2004. The non-cash net deferred income tax benefit for 2004 was the result of a reversal of substantially all of PAETEC’s previously existing valuation allowance. During the third quarter of 2004, PAETEC performed its regular assessment of its deferred income tax valuation allowance and determined that portions of the allowance should be reversed. The evaluation considered profitability of the business, the ability to use these deferred income tax assets against future profitable amounts, and possible restrictions on use due to limits as to the number of years over which the deferred income tax assets can be carried forward and to annual use limits associated with Section 382 of the Internal Revenue Code. This reversal of substantially all of the valuation allowance resulted in a non-cash deferred income tax benefit for 2004 of approximately $38.2 million and a reduction of goodwill by $7.4 million.

As of December 31, 2005, PAETEC had approximately $154.7 million in net operating loss carryforwards. As a result, PAETEC currently only pays alternative minimum taxes and state income taxes.

Net Income. Net income decreased by $63.1 million, from $77.6 million for 2004 to $14.5 million for 2005.

Critical Accounting Policies

PAETEC’s consolidated financial statements included elsewhere in this prospectus are prepared in accordance with GAAP, which require the company to make estimates and assumptions. Of PAETEC’s significant accounting policies described in Note 2 to the consolidated financial statements of PAETEC appearing elsewhere in this prospectus, PAETEC believes that the following policies may involve a higher degree of judgment and complexity.

Revenue Recognition. PAETEC generates recurring operating revenue pursuant to contracts with PAETEC’s customers and non-recurring revenue pursuant to non-recurring agreements. PAETEC recognizes revenue in accordance with GAAP, which require satisfaction of the following four basic criteria before revenue can be recognized:

•	there is persuasive evidence that an arrangement exists;

•	delivery has occurred or services have been rendered;

•	the fee is fixed and determinable; and

•	collectibility is reasonably assured.

PAETEC bases its determination of the third and fourth criteria above on the company’s judgment regarding the fixed nature of the fee it has charged for the services rendered and products delivered, and the prospects that those fees will be collected. If changes in conditions should cause it to determine that these criteria likely will not be met for some future transactions, revenue recognized for any reporting period could be materially adversely affected.

Management makes estimates of future customer credits through the analysis of historical trends and known events. The provisions for revenue adjustments are recorded as a reduction of revenue when incurred. Since any revenue allowances are recorded as an offset to revenue, any future increases or decreases in the allowances will positively or negatively affect revenue by the same amount.

During 2003, PAETEC adopted the provisions of EITF Bulletin No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF Bulletin No. 00-21 provides additional guidance on revenue recognition for transactions that may involve the delivery or performance of multiple products, services or rights to use assets, and performance that may occur at different points in time or over different periods of time. The adoption of EITF Bulletin No. 00-21 did not have an effect on PAETEC’s results of operations, financial position or cash flow.

Network Services and Carrier Services Revenue. PAETEC derives revenue primarily from its sale of communications services. PAETEC’s service revenue consists principally of usage fees and monthly recurring fees.

Usage fees consist of fees paid by PAETEC’s customers for each call made, fees paid by the incumbent carriers in PAETEC’s markets as reciprocal compensation when the company terminates local calls made by their customers, and access fees paid by carriers for long distance calls that PAETEC originates and terminates. PAETEC recognizes revenue related to usage fees when the service is provided. PAETEC bills usage fees in arrears and uses estimates to recognize revenue for unbilled usage fees. PAETEC’s ability to generate reciprocal compensation revenue and access revenue is subject to numerous regulatory and legal proceedings. Until these proceedings are ultimately resolved, PAETEC’s policy is to recognize reciprocal compensation and access revenue only when the company concludes that its realization of that revenue is reasonably assured.

Monthly recurring fees include the fees paid by PAETEC’s customers for lines in service and additional features on those lines. Monthly recurring fees are paid by PAETEC’s end-user customers and are billed in advance. PAETEC recognizes this revenue during the period in which it is earned.

PAETEC has arrangements where it recognizes revenue in accordance with SEC Staff Accounting Bulletin, or “SAB,” No. 104, Revenue Recognition, which requires some non-recurring service activation and installation fee revenues that are payable in advance of the provision of services to be deferred over the average customer life. In accordance with those guidelines, PAETEC defers service activation and installation fee revenues and related costs and amortizes them over the average customer life, which is primarily three years.

Integrated Solutions Revenue. PAETEC also derives revenue from sales of telecommunications equipment and software. Equipment revenue consists of fees PAETEC’s customers pay for equipment and for PAETEC’s system design and installation services. PAETEC recognizes equipment revenue upon delivery and acceptance of the equipment. PAETEC derives software revenue through selling and supporting its proprietary telecommunications software. PAETEC recognizes revenue related to software sales upon delivery and acceptance of the software in accordance with Statement of Position No. 97-2, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants and related interpretations. Support fees include fees for maintenance of PAETEC’s telecommunications software and fees for training the end user in the proper use of PAETEC’s telecommunications software. PAETEC recognizes maintenance fees pro rata over the length of the underlying maintenance contract. PAETEC recognizes training fees after the training obligation has been fulfilled.

Allowance for Doubtful Accounts. To determine its allowance for bad debts, PAETEC uses estimates based on the company’s historical collection experience, its assessment of current industry and economic trends, customer concentrations and its credit policies. As of December 31, 2006, PAETEC had reserved for $5.3 million of bad debts.

PAETEC has reserved for expected bad debt losses based on the factors referred to above and believes that its reserves are adequate. It is possible, however, that the sufficiency of PAETEC’s estimates could become materially inadequate as the composition of PAETEC’s receivables changes over time. PAETEC continually reviews and refines the estimation process to take account of these changes, but from time to time may need to adjust its estimate to reflect actual experience.

Cost of Sales. Costs of sales are composed primarily of network costs, which are costs incurred for leased transport charges and for transmission of voice and data services over other carriers’ networks. These costs consist of both fixed payments and variable amounts based on actual usage and negotiated or regulated contract rates. PAETEC expenses network costs as incurred. These costs include PAETEC’s estimate of charges for which it has not yet received bills and are based upon the estimated number of transmission lines and facilities PAETEC has in service and its estimated minutes of use based on internal reports. Once PAETEC receives an invoice from a carrier, it begins a process of reconciling that carrier’s invoice to PAETEC’s internal reports. Once the reconciliation is complete, PAETEC follows contractual terms to dispute any erroneous billing and, ultimately, agree with the carrier on the final amount due. In some cases, this reconciliation process can take several months to complete. PAETEC may make subsequent adjustments to its estimates after the company receives bills for the actual costs it incurs, but it generally does not expect that these adjustments will be material to its operating results. Accordingly, PAETEC’s accrual for network costs includes estimates for which the reconciliation of the carriers’ invoices to the company’s internal reports has not been completed. Because of the significance of access costs, the complexity of the systems that capture accrual information and the quantity of negotiated and regulated rates, PAETEC believes that the estimation of network cost accruals is a critical accounting policy.

Impairment of Long-Lived Assets. It is PAETEC’s policy to review its long-lived assets for possible impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Factors the company considers important, and which could trigger an impairment review, include the following:

•	significant under-performance of PAETEC’s assets relative to expected historical or projected future operating results;

•	significant changes in the manner in which PAETEC uses its assets or in its overall business strategy;

•	significant negative industry or economic trends; and

•	a significant decline in fair market value of PAETEC’s common stock for a sustained period.

PAETEC determines whether the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of the foregoing or other indicators of impairment. PAETEC determines if impairment exists relating to long-lived assets by comparing future undiscounted cash flows to the asset’s carrying value. If the carrying value is greater than the undiscounted cash flows, PAETEC measures the impairment based on a projected discounted cash flow method using a discount rate commensurate with the risk inherent in PAETEC’s current business model or another appropriate valuation methodology for comparison to the carrying value.

In accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, PAETEC does not amortize goodwill or other acquired intangible assets with indefinite useful lives. PAETEC has identified two reporting units as defined in SFAS No. 142. Goodwill is assessed for impairment at least annually, based upon PAETEC’s estimate of the fair value of each reporting unit. Currently, PAETEC does not have any intangible assets with indefinite useful lives.

PAETEC assesses the carrying value of its goodwill during the third quarter of each fiscal year. In accordance with SFAS No. 142, goodwill of a reporting unit also will be tested for impairment between annual tests if a triggering event occurs, as defined by SFAS No. 142, that could potentially reduce the fair value of the reporting unit below its carrying value. The 2006, 2005 and 2004 annual assessments of the carrying value of PAETEC’s goodwill indicated that the value of the remaining goodwill was not impaired as of July 1, 2006, 2005, and 2004, respectively.

The changes in the carrying value of goodwill from January 1, 2003 through December 31, 2006 were as follows (in thousands):

Balance as of January 1 and December 31, 2003	$39,765
Goodwill related to acquisition of assets from Covista Communications, Inc.	4,349
Recognition of acquired net operating losses	(7,419)

Balance as of December 31, 2004	$36,695
Goodwill related to acquisition of American Long Lines, Inc.	1,471
Purchase accounting adjustment	(3,084)

Balance as of December 31, 2005 and December 31, 2006	$35,082

PAETEC reduced goodwill by $3.1 million during 2005 primarily as a result of a purchase accounting adjustment related to the acquisition of assets from Covista Communications. This decrease was partially offset by an increase in goodwill of $1.5 million attributable to the company’s acquisition of American Long Lines, Inc.

Because of the significance of long-lived assets and the judgments and estimates that go into the impairment analysis, PAETEC believes that its policies regarding impairment of long-lived assets are critical.

Share-Based Payment. Employees of PAETEC participate in the PAETEC Corp. 2001 Stock Option and Incentive Plan and the PAETEC Corp. 1998 Incentive Compensation Plan. Officers of PAETEC also participate in the PAETEC Corp. Executive Incentive Plan. On January 1, 2006, PAETEC adopted SFAS No. 123(R), Share-Based Payment, which revises SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123(R) requires the measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render service.

PAETEC adopted SFAS No. 123(R) using the modified prospective transition method and, therefore, the company has not restated results for prior periods. Under this transition method, stock-based compensation expense is recorded for the unvested portion of previously issued awards that remain outstanding at January 1,

2006 using the same estimate of grant date fair value and the same attribution method used to determine the pro forma disclosure under SFAS No. 123. Stock-based compensation expense for all stock-based compensation awards granted on or after January 1, 2006 is based on the grant date fair value estimated in accordance with SFAS No. 123(R). PAETEC recognizes these compensation costs ratably over the requisite service period of the award. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model that uses the following assumptions: expected volatilities are based on a volatility factor computed with the assistance of an independent third party, based upon an external peer group analysis of publicly traded companies based in the United States within a predetermined market capitalization range, which are referred to as “public comparables.” The analysis provides historical and implied volatilities of the public comparables and develops an estimate of constant expected volatility for PAETEC. The expected term of options granted is derived from the vesting period of the award, as well as exercisability of the award, and represents the period of time that options granted are expected to be outstanding. The risk-free rate is calculated using the U.S. Treasury yield curve and is based on the expected term of the option. PAETEC uses historical data to estimate forfeitures.

The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and PAETEC uses different assumptions, its stock-based compensation expense could be materially different in the future. In addition, PAETEC is required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If the company’s actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from the expense PAETEC has recorded in the current period.

Before the adoption of SFAS No. 123(R), PAETEC accounted for compensation cost under its option plans using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and had adopted the disclosure-only provisions of SFAS No. 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. When appropriate, compensation expense was recorded for awards of options over the period earned. However, in most cases PAETEC had not recognized any compensation expense in connection with option awards to employees, since the exercise price of the option on the date of grant generally approximated the fair market value of underlying Class A common stock on that date.

Income Taxes. PAETEC accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. The asset and liability approach underlying SFAS No. 109 requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Management provides valuation allowances against the net deferred income tax asset for amounts that are not considered more likely than not to be realized. PAETEC must make significant estimates and assumptions about future taxable income and future tax consequences when determining the amount of the valuation allowance.

PAETEC considers all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance is needed for some portion or all of a net deferred income tax asset. PAETEC uses judgment in considering the relative impact of negative and positive evidence. In arriving at these judgments, the weight given to the potential effect of negative and positive evidence is commensurate with the extent to which such evidence can be objectively verified.

In the third quarter of 2004, PAETEC evaluated the deferred income tax asset valuation allowance and determined that portions of the allowance should be reversed. The evaluation considered profitability of the business, the ability to utilize these deferred income tax assets against future profitable amounts, and possible restrictions on use due to limits as to the number of years over which they can be carried forward and annual use limits associated with Section 382 of the Internal Revenue Code. PAETEC determined that it was more likely than not that the company would be able to make use of approximately $48.8 million of the remaining net deferred income tax assets. The reversal of substantially all of the valuation allowance resulted in a non-cash net deferred income tax benefit for the year ended December 31, 2004 of approximately $38.2 million and a reduction of goodwill by $7.4 million in connection with acquired net operating losses. As of December 31, 2006, PAETEC maintained a valuation allowance of approximately $2.7 million, which primarily relates to state net operating loss carryforwards that the company does not believe it is more likely than not to realize. In accordance with SFAS No. 5, Accounting for Contingencies, PAETEC records tax contingencies when the exposure item becomes probable and reasonably estimable. Because of the significance of income taxes and the judgments and estimates that go into the calculation of income taxes, PAETEC believes that its income tax accounting policies are critical.

Purchase Accounting. PAETEC accounts for the purchase of a business by allocating the purchase price to the assets acquired and the liabilities assumed in the transaction at their respective estimated fair values. The most difficult estimations of individual fair values are those involving long-lived assets, such as property and equipment and intangible assets. PAETEC uses available information to make these fair value determinations and, when necessary, engages an independent valuation specialist to assist in the fair value determination of the acquired long-lived assets. Because of the inherent subjectivity associated with estimating the fair value of long-lived assets, PAETEC believes that the recording of assets and liabilities acquired in conjunction with the acquisition of a business is a critical accounting policy.

On February 28, 2005, PAETEC announced that it had purchased American Long Lines, Inc., a privately owned telecommunications company serving primarily small and medium-sized business customers in the mid-Atlantic region, for approximately $4.3 million in cash, of which approximately $2.0 million was paid at closing and approximately $2.3 million was paid during the first half of 2006. During the second quarter of 2006, the American Long Lines purchase agreement was amended to alter the original payment schedule and payment methodology, resulting in the final purchase payment being made during the second quarter of 2006.

On February 28, 2007, PAETEC and US LEC completed their combination pursuant to the merger agreement, dated as of August 11, 2006, as amended, among PAETEC, US LEC, PAETEC Holding Corp., WC Acquisition Sub U Corp., and WC Acquisition Sub P Corp. In accordance with the US LEC merger agreement, WC Acquisition Sub P Corp. merged with and into PAETEC and WC Acquisition Sub U Corp. merged with and into US LEC. PAETEC and US LEC were the surviving corporations of the mergers and, as a result of the mergers, became wholly-owned subsidiaries of PAETEC Holding Corp.

PAETEC is accounting for the mergers as a purchase of US LEC by PAETEC using the purchase method of accounting under GAAP. For federal income tax purposes, the two mergers are intended to be treated as an integrated series of transfers under Section 351 of the Internal Revenue Code.

Derivatives. SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, allows the gains and losses of a derivative to offset related results on the hedged item in the consolidated statement of operations and comprehensive income and requires PAETEC to formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

Derivatives are recognized on the balance sheet at fair value. PAETEC’s freestanding derivative instruments are designated as hedges at inception and evaluated for effectiveness at least quarterly throughout the hedge period. These derivatives are designated as hedges of the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). The effective portion of the derivative’s gain or loss is initially reported as a component of comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

PAETEC formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to specific assets and liabilities on the balance sheet. PAETEC discontinues hedge accounting prospectively when it determines that the derivative is no longer effective in offsetting changes in cash flows of a hedged item, the derivative or hedged item expires or is sold, terminated, or exercised, or management determines that it is no longer appropriate to designate the derivative as a hedge instrument. As part of the leveraged recapitalization it completed in June 2006, PAETEC obtained borrowings under new senior secured credit facilities. In connection with these new facilities, PAETEC had interest rate swaps at December 31, 2006 that qualified as cash flow hedges.

Before their repurchase pursuant to the leveraged recapitalization in June 2006, the outstanding shares of Series A preferred stock were convertible at any time at the holder’s option into shares of the Class A common stock at a price of $7.50 per share of Class A common stock. At any time after February 4, 2007, but not after the completion of a qualified public offering or a specified sale of the company, any holder of the Series A preferred stock would have had the right to require PAETEC to repurchase for cash any or all of the outstanding shares of the Series A preferred stock at fair market value, as defined in the Series A preferred stock purchase agreement. PAETEC determined that the conversion right of the Series A preferred stockholders combined with the cash repurchase right of the Series A preferred stockholders represented an embedded derivative as defined in SFAS No. 133. PAETEC accordingly has valued and bifurcated the embedded derivative from the host contract. At each balance sheet date, the embedded derivative was recorded at fair value, with any change in fair value recognized in current operations. The fair value of the embedded derivative was determined based on a number of assumptions, including the liquidity and volatility of PAETEC’s common stock. As a result of the leveraged recapitalization, the fair value of the embedded derivative was reduced to $0 as of June 30, 2006.

Self-Insurance Reserves. PAETEC is self-insured for certain losses related to insurance, although the company maintains stop-loss coverage with third party insurers to limit exposures. The estimate of PAETEC’s self-insurance liability contains uncertainty since the company must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and claims for incidents incurred but not reported as of the balance sheet date. When estimating PAETEC’s self-insurance liability, the company considers a number of factors, which include, but are not limited to, historical claim experience, and known claims not yet paid. PAETEC has not made any material changes in the accounting methodology used to establish its self-insurance liabilities during the past three fiscal years.

Legal and Contingency Reserves. PAETEC accounts for legal and other contingencies in accordance with SFAS No. 5, Accounting for Contingencies. Loss contingencies are accrued by a charge to income if both of the following conditions are met: information before issuance of the financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements; and the amount of the loss can be reasonably estimated.

The foregoing list of critical accounting policies is not intended to be a comprehensive list of all of PAETEC’s accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP, with no need for PAETEC to judge their application. There are also areas in which PAETEC’s judgment in selecting any available alternative would not produce a materially different result. In addition to reviewing the foregoing list, PAETEC encourages you to review carefully the notes to its consolidated financial statements included elsewhere in this prospectus, where you will find a more comprehensive description of the company’s accounting policies and additional disclosures that are required by GAAP.

Liquidity and Capital Resources

As described below, during the 2007 nine-month period in connection with the combination of PAETEC Corp. and US LEC, PAETEC obtained $850 million of new senior secured credit facilities and refinanced substantially all of its senior secured indebtedness, including borrowings outstanding under the credit facilities PAETEC had obtained in connection with the leveraged recapitalization PAETEC completed in June 2006. The expansion of the company as a result of the US LEC merger has resulted in an increase in PAETEC’s capital expenditures program and in other cash requirements to support future growth. In July 2007, as described below, PAETEC amended its senior secured credit facilities and prepaid $300 million principal amount of borrowings under those facilities with the proceeds of the offering of the original notes and cash on hand.

Source and Uses of Cash. PAETEC’s net cash provided by operating activities was $50.5 million for the 2007 nine-month period and $31.8 million for the 2006 nine-month period.

PAETEC’s investing activities during the 2007 nine-month period consisted primarily of activities related to the US LEC merger and the purchase and installation of property and equipment. Investing activities during the 2006 nine-month period consisted primarily of the purchase and installation of property and equipment.

Net cash provided by financing activities was $290.1 million in the 2007 nine-month period, primarily due to US LEC merger-related items. Net cash used by financing activities was $7.3 million in the 2006 nine-month period. As part of PAETEC’s June 2006 leveraged recapitalization, PAETEC obtained $375.0 million in proceeds from two new senior secured credit facilities, which PAETEC used to pay some or all of the cash required for the leveraged recapitalization and to repay its existing debt, including its existing senior secured credit facility and capital leases. As part of the leveraged recapitalization, PAETEC paid $205.0 million to the holders of PAETEC’s Series A convertible redeemable preferred stock for the redemption of the Series A convertible redeemable preferred stock and accumulated dividends, and purchased from some of PAETEC’s stockholders, a total of 6,546,526 shares of Class A common stock for approximately $56.9 million in cash. In the 2006 nine-month period, PAETEC paid $10.9 million in debt issuance costs, consisting of approximately $2.3 million related to the February 2006 amendment and restatement of its previously existing senior secured credit facility, and approximately $8.6 million related to the new senior secured credit facilities entered into as part of the leveraged recapitalization.

Cash Requirements. PAETEC has various contractual obligations and commercial commitments. PAETEC does not have off-balance sheet financing arrangements other than its operating leases.

The following table sets forth PAETEC’s future contractual obligations and commercial commitments as of December 31, 2006:

Contractual Obligations

	Total	2007	2008	2009	2010	2011	2012+
	(in thousands)
Long-term debt	$373,786	$2,856	$2,788	$2,767	$2,750	$2,750	$359,875
Operating leases	57,673	9,012	8,310	6,303	5,731	4,964	23,353
Purchase obligations	11,993	10,678	948	367	—	—	—
Other long-term liabilities	5,646	—	2,403	3,010	83	77	73

Total	$449,098	$22,546	$14,449	$12,447	$8,564	$7,791	$383,301

The following table sets forth PAETEC’s future contractual obligations and commercial commitments as of September 30, 2007:

Contractual Obligations

	Total	2007	2008	2009	2010	2011	2012+
	(in thousands)
Long-term debt	$796,825	$1,269	$5,039	$5,017	$5,000	$5,000	$775,500
Operating leases	104,170	4,482	17,586	15,386	12,746	9,881	44,089
Purchase obligations	17,452	14,917	1,118	1,076	341	—	—
Other long-term liabilities	10,590	—	2,425	5,818	787	262	1,298

Total	$920,937	$20,668	$26,168	$27,297	$18,874	$15,143	$820,887

Long-Term Debt. On February 28, 2007, in connection with the completion of the US LEC merger, PAETEC Holding obtained $850 million of new senior secured credit facilities pursuant to a credit agreement, dated as of February 28, 2007, among PAETEC Holding, as Borrower, the Lenders party thereto from time to time, Deutsche Bank Trust Company Americas, as Administrative Agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Syndication Agent, and CIT Lending Services Corporation, as Documentation Agent. PAETEC and US LEC used the proceeds of the $800 million term loan facility together with a portion of their cash on hand to refinance substantially all of their senior secured indebtedness and to repurchase all outstanding shares of the US LEC preferred stock. No amount of the $50 million revolving credit facility has been drawn as of the date of this prospectus.

PAETEC Holding is the borrower under the facilities. All obligations under the facilities are guaranteed by all subsidiaries of PAETEC Holding, including PAETEC, US LEC and their respective subsidiaries.

On June 27, 2007, PAETEC Holding and the other parties to the credit agreement entered into a First Amendment to Credit Agreement, which PAETEC refers to as the “Amendment,” which amended the credit agreement. The Amendment became effective on July 10, 2007, as of the closing of PAETEC’s offering of the original notes described in this prospectus, and upon its application of the net proceeds of the senior notes offering, together with cash on hand, to repay $300 million principal amount of loans outstanding under the term loan facility. Except as amended by the Amendment, the provisions of the credit agreement as executed on February 28, 2007 remain in effect.

Under the credit agreement, as amended by the Amendment, the credit facilities consist of a term loan facility in a total principal amount of $498 million, all of which is drawn, and a revolving credit facility in a total available principal amount of $50 million, none of which was drawn as of the Amendment closing date. PAETEC may elect, subject to pro forma compliance with a total leverage ratio covenant and other conditions, to solicit the lenders under the credit agreement or other prospective lenders to increase by up to $225 million the total principal amount of borrowings available under the term loan facility. Any such increased borrowings may be used for capital expenditures and general corporate and working capital purposes.

PAETEC is required to make scheduled principal payments under the term loan facility, in equal quarterly installments, in an annual amount of $5.0 million during the first 5 1/2 years after the Amendment closing date.

Borrowings under the amended credit facilities bear interest, at its option, at an annual rate equal to either a specified “base rate” plus a margin of 1.50% or LIBOR plus a margin of 2.50%. The margin applicable to LIBOR loans under the revolving credit facility is subject to specified reductions based on certain reductions in the total leverage ratio described below.

The Amendment modified some of the restrictive covenants in the credit agreement to provide PAETEC with enhanced operating flexibility, including the ability to incur additional indebtedness. The Amendment eliminated a financial covenant that had required PAETEC to maintain compliance with specified ratios of consolidated adjusted EBITDA to fixed charges (as defined for purposes of the credit agreement). The Amendment also modified the terms of the total leverage ratio covenant previously applicable to PAETEC. Under the amended covenant, PAETEC’s ratio of consolidated debt to consolidated adjusted EBITDA (as defined for purposes of the credit agreement) for any measurement period will not be permitted to be greater than 5.00:1.00.

For additional information about the terms of the amended credit facilities, see “Description of Certain Indebtedness—Senior Secured Credit Facilities.”

On July 10, 2007, PAETEC closed the offering of $300 million in aggregate principal amount of the original notes, which were issued pursuant to an Indenture, dated as of July 10, 2007, among PAETEC Holding, the subsidiary guarantors of PAETEC Holding named therein, and The Bank of New York, as trustee. See “Description of the Exchange Notes.”

The notes accrue interest at a rate of 9.5% per year from July 10, 2007. Interest is payable semi-annually in arrears on January 15 and July 15 of each year, commencing on January 15, 2008. The notes will mature on July 15, 2015.

PAETEC may redeem some or all of the notes, at any time before July 15, 2011, at a redemption price equal to 100% of their principal amount plus a “make-whole” premium. PAETEC may redeem some or all of the notes, at any time on or after July 15, 2011, at specified redemption prices declining to 100% of their principal amount. In addition, before July 15, 2010, PAETEC may redeem up to 35% of the notes at a redemption price of 109.500% of their principal amount with the net cash proceeds of certain equity offerings. If PAETEC undergoes certain kinds of changes of control, or sells certain of its assets and does not apply the net proceeds to repay indebtedness under its credit facilities or reinvest such net proceeds in its business, PAETEC may be required to offer to purchase senior notes from holders.

The notes are PAETEC Holding’s senior unsecured obligations and rank equally in right of payment with all of PAETEC Holding’s existing and future senior indebtedness. Each of PAETEC Holding’s restricted subsidiaries either has guaranteed or, subject to receipt of required government approvals, will guarantee the notes on a senior unsecured basis. The Subsidiary Guarantors include all subsidiaries of PAETEC Holding, including PAETEC, US LEC and their respective subsidiaries. Each guarantee ranks or will rank equally in right of payment with all existing and future senior indebtedness of the guarantor. The notes and the guarantees are effectively subordinated in right of payment to all of PAETEC Holding’s and the guarantors’ existing and future secured obligations, to the extent of the value of the assets securing that indebtedness.

PAETEC Holding has no independent assets or operations, the guarantees are full and unconditional and joint and several, and any subsidiaries of PAETEC Holding other than the subsidiary guarantors are immaterial. There are no material restrictions on the ability of consolidated subsidiaries to transfer funds to PAETEC Holding in the form of cash dividends, loans or advances. PAETEC Holding’s assets are comprised solely of investments it has made in its consolidated subsidiaries and its operations are comprised solely of changes in its investment in subsidiaries and interest associated with the senior indebtedness. As of and for the nine month period ended September 30, 2007, PAETEC Holding recorded $786.7 million net carrying value of senior indebtedness and recognized $44.3 million of interest expense associated with the senior indebtedness.

The notes indenture contains customary restrictive covenants, all of which are subject to a number of important qualifications and exceptions.

PAETEC applied the net proceeds of the offering, together with cash on hand, to repay $300 million principal amount of loans under its senior secured term loan credit facility and to pay related fees and expenses.

PAETEC has entered into a registration rights agreement, dated as of July 10, 2007, pursuant to which PAETEC has agreed to use commercially reasonable efforts to file a registration statement with the SEC to exchange the notes for a new issue of substantially identical debt securities in an exchange registered under the Securities Act or, if required, to file a shelf registration statement to cover resales of the notes under specified circumstances. If PAETEC fails either to cause the exchange offer registration statement to be declared effective or to complete the exchange offer within the period specified in the indenture or, if required, to cause any shelf registration statement with respect to resales of the notes to be declared effective within the period specified in the indenture, or if the exchange offer registration statement or any shelf registration statement is declared effective but thereafter ceases to be effective or usable, subject to specified exceptions, in connection with exchanges or resales of the senior notes, PAETEC will be required to pay additional interest to the holders of the notes under some circumstances. The additional interest in the case of a registration default will accrue at an annual rate of 0.25% with respect to the first 90-day period immediately following the occurrence of any such default and will increase by the 0.25% annual rate with respect to any subsequent 90-day period during which such a registration default continues, up to a maximum increase of 1.00% in the annual interest rate.

For additional information about the terms of the senior notes, see “Description of the Exchange Notes.”

Other Debt Obligations. Other debt as of September 30, 2007 includes PAETEC’s vehicle note obligations of approximately $0.1 million.

See Note 5 to PAETEC’s consolidated financial statements as of and for the period ended September 30, 2007 appearing elsewhere in this prospectus for additional information regarding the company’s debt.

Operating Lease Obligations. PAETEC has entered into various non-cancelable operating lease agreements, with expiration dates through 2021, for office space and equipment. Some of these leases have free or escalating rent payment provisions. PAETEC recognizes rent expense under these leases on a straight-line basis. PAETEC occupies its corporate headquarters under a 20-year lease agreement. The company expects that its annual rental payments under the lease will increase to approximately $2.0 million for the last ten years of the lease term. PAETEC’s rental payments under the lease were $1.4 million for the 2007 nine-month period.

Purchase Obligations. PAETEC’s purchase obligations represent non-cancelable contractual obligations for equipment and services.

Other Long-Term Liabilities. Included in PAETEC’s long term-liabilities as of September 30, 2007, for which it anticipates no payments to be required during the periods presented or thereafter, are deferred revenues, the fair value of the company’s interest rate swap agreements, and deferred rent credits.

Capital Requirements Before Giving Effect to Merger. PAETEC expects that, to maintain and enhance its network and services and to generate planned revenue growth, PAETEC will continue to require significant capital expenditures. PAETEC currently estimates that its capital expenditures, including assets PAETEC anticipates acquiring under capital leases, will total approximately $85.0 million for 2007, including the approximately $52.2 million of capital expenditures PAETEC applied in the 2007 nine-month period. PAETEC expects to fund all of its 2007 capital expenditures from cash flows from operations and cash on hand. The actual amount and timing of PAETEC’s capital requirements may differ materially from its estimates as a result of regulatory, technological and competitive developments in its industry. As of September 30, 2007, PAETEC had entered into agreements with vendors to purchase approximately $17.4 million of equipment and services, of which PAETEC expects $14.9 million to be delivered and payable in 2007, $1.1 million to be delivered and payable in 2008, $1.1 million to be delivered and payable in 2009, and $0.3 million to be delivered and payable in 2010.

As of September 30, 2007, PAETEC had a total of approximately $105.5 million of cash and cash equivalents. PAETEC believes that its cash on hand, cash flow from operations and the proceeds it expects to be available under its revolving credit facility will provide sufficient cash to enable PAETEC to pay the costs in connection with its proposed acquisition of McLeodUSA, fund its planned capital expenditures, make scheduled principal and interest payments, meet its other cash requirements and maintain compliance with the terms of its financing agreements for at least the next 12 months. After the foregoing period, PAETEC may require additional capital for network enhancements to provide increased capacity to meet expected increased demand for its services. The amount and timing of these additional network enhancements, if any, will depend on the anticipated demand for services, the availability of funds and other factors. The actual amount and timing of PAETEC’s future capital requirements may differ materially from its estimates depending on the demand for its services and new market developments and opportunities. If PAETEC’s plans or assumptions change or prove to be inaccurate, or if PAETEC seeks to complete additional acquisitions of other businesses or to accelerate the expansion of its business, the foregoing sources of funds may prove to be insufficient and PAETEC may accordingly seek additional capital. Additional sources of capital may include equity financing, additional borrowings and other financing arrangements, such as vendor financing. In addition, if PAETEC believes it can obtain additional debt financing on advantageous terms, PAETEC plans to seek such financing at any time, including before completion of the merger, to the extent that advantageous market conditions and other factors permit it to do so. The debt financing PAETEC plans to seek may be in the form of additional term loans under its senior secured credit facility or additional senior notes having substantially the same terms as, or different terms from, PAETEC’s existing senior notes. Any inability by PAETEC to generate or obtain the sufficient funds that it may require could limit PAETEC’s ability to increase revenue or operate profitably.

Recently Issued Accounting Standards

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109. Among other things, FIN 48 provides guidance to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing a minimum recognition threshold which income tax positions must achieve before being recognized in the financial statements. In addition, FIN 48 requires expanded annual disclosures, including a rollforward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within 12 months. PAETEC adopted FIN 48 on January 1, 2007, and recorded a reduction of retained earnings of $0.2 million effective January 1, 2007. The amount of unrecognized tax benefits from uncertain tax positions as of January 1, 2007 was, and as of September 30, 2007 remains, $0.6 million, the majority of which, if recognized, would affect the effective tax rate.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors’ requests for more information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect that fair-value measurements have on earnings. SFAS No. 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. PAETEC is currently evaluating the potential impact of adopting SFAS No. 157.

In September 2006, the SEC issued SAB No. 108, codified as SAB Topic 1.N, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 was issued to address diversity in practice in quantifying financial statement misstatements. SAB No. 108 requires that misstatements are quantified based on their impact on each of an entity’s financial statements and related disclosures. SAB No. 108 is effective for financial statements covering the first fiscal year ending after November 15, 2006 and allows a one-time transitional cumulative effect adjustment to the carrying amounts of assets and liabilities as of the beginning of the fiscal year, with the offsetting adjustment to the opening balance of retained earnings. This one-time adjustment is allowed only for errors that were not previously deemed material but are material under the guidance in SAB No. 108. The adoption of SAB No. 108 did not have an impact on PAETEC’s consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of SFAS 115, which allows for the option to measure financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. PAETEC is currently evaluating the impact of SFAS No. 159 on its consolidated financial statements.

In June 2006, the EITF reached a consensus on EITF No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement. EITF No. 06-3 permits taxes within the scope of EITF No. 06-3 to be presented on either a gross basis or a net basis as long as the presentation is used consistently. The adoption of EITF No. 06-3 on January 1, 2007 did not affect PAETEC’s condensed consolidated financial statements. PAETEC presents the taxes within the scope of EITF No. 06-3 on a net basis.

Quantitative and Qualitative Disclosures About Market Risk

PAETEC is exposed to market risks in the normal course of business. PAETEC manages the sensitivity of its results of operations to these risks by maintaining an investment portfolio consisting primarily of short-term, interest-bearing securities and by entering into long-term debt obligations with appropriate pricing and terms. PAETEC does not hold or issue derivative, derivative commodity or other financial instruments for trading purposes, although it holds some derivative financial instruments to manage its exposure to fluctuations in interest rates. PAETEC does not have any material foreign currency exposure.

PAETEC’s major market risk exposure is to changing interest rates associated with borrowings it uses to fund the expansion of its business and its historical operating losses. The interest rates that PAETEC are able to obtain on this debt financing depend on market conditions.

PAETEC’s policy is to manage interest rates through a combination of fixed-rate and variable-rate debt and through use of interest rate swap contracts to manage its exposure to fluctuations in interest rates on its variable-rate debt. As of September 30, 2007, $400.0 million of PAETEC’s long-term debt consisted of variable-rate instruments that accrue interest at floating rates. As of the same date, through three interest rate swap contracts, PAETEC capped its interest rate exposure through June 30, 2009 at a rate of 5.64% on $125.0 million of floating-rate debt, through June 30, 2009 at a rate of 5.63% on $100.0 million of floating-rate debt, and through April 30, 2009 at a rate of 5.00% on $175.0 million of floating-rate debt. A change of one percentage point in the interest rates applicable to PAETEC’s $400.0 million of variable-rate debt not subject to an interest rate swap contract as of September 30, 2007 would result in a fluctuation of approximately $4.0 million in its annual interest expense.

US LEC’S SELECTED HISTORICAL CONSOLIDATED

FINANCIAL AND OPERATING DATA AND DISCUSSION AND ANALYSIS

The following selected historical consolidated financial and operating data of US LEC and discussion and analysis of US LEC’s results of operations for 2004, 2005 and 2006 are included in this prospectus because this information may be useful for holders of original notes in assessing US LEC’s historical performance and PAETEC’s prospects following PAETEC Corp.’s combination with US LEC on February 28, 2007.

Selected Historical Consolidated Financial and Operating Data of US LEC

The following tables show US LEC’s selected consolidated statements of operations data, balance sheet data, other financial data and operating data as of and for each of the years ended December 31, 2004, 2005 and 2006. The selected consolidated statements of operations data and other financial data for the years ended December 31, 2004, 2005 and 2006 and the selected balance sheet data as of December 31, 2005 and 2006 are derived from US LEC’s audited consolidated financial statements prepared in accordance with GAAP, which are included elsewhere in this prospectus. The selected balance sheet data as of December 31, 2004 are derived from US LEC’s audited consolidated financial statements prepared in accordance with GAAP, which are not included in this prospectus.

You should read the selected financial data set forth below together with “—Discussion and Analysis of Results of Operations of US LEC” and US LEC’s consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	Year Ended December 31,
	2004	2005	2006
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue	$356,181	$387,738	$424,201
Network expenses	171,292	186,924	212,140
Depreciation and amortization	49,851	50,668	48,656
Selling, general and administrative(1)	139,231	148,902	161,107
Charge related to carrier access disputes(1)	—	23,292	—

Income (loss) from operations	(4,193)	(22,048)	2,298
Charges related to early extinguishment of debt(2)	(4,416)	—	—
Other income	—	202	—
Net interest expense	(11,153)	(16,802)	(18,965)

Net loss	(19,762)	(38,648)	(16,667)
Less: dividends on preferred stock	15,316	16,256	17,253
Accretion of preferred stock issuance cost	587	623	662

Net loss attributable to common stockholders	$(35,665)	$(55,527)	$(34,582)

Net loss attributable to common stockholders per share—basic	(1.19)	(1.83)	(1.10)
Net loss attributable to common stockholders per share—diluted	(1.19)	(1.83)	(1.10)

	As of December 31,
	2004	2005	2006
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$48,232	$30,704	$42,562
Property and equipment, net	158,617	144,350	127,043
Total assets	298,311	252,352	237,472
Long-term debt (including current portion)	149,288	149,438	149,587
Series A redeemable convertible preferred stock	261,158	278,037	295,952

	Year Ended December 31,
	2004	2005	2006
	(in thousands)
Other Financial Data:
Cash capital expenditures	$33,395	$34,954	$29,443
Net cash flow provided by (used in) operating activities	25,219	17,736	36,234
Net cash flow used in investing activities	(35,724)	(34,638)	(29,441)
Net cash flow provided by (used in) financing activities	15,611	(626)	5,065

	As of December 31,
	2004	2005	2006
Operating Data:
Number of states served with all services (including the District of Columbia)	16	17	17
Number of local switch locations	27	27	27
Number of business class customers	22,324	26,225	28,843
Number of employees	1,065	1,128	1,035
Number of sales and sales support employees	460	485	435

(1)	See Note 7 to US LEC’s consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 included elsewhere in this prospectus. Normal and recurring provisions for doubtful accounts are included in selling, general and administrative expenses for all periods presented.
(2)	See Note 5 to US LEC’s consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 included elsewhere in this prospectus.

Discussion and Analysis of Results of Operations of US LEC

Overview

US LEC is a provider of IP, data and voice solutions to medium-sized and large businesses and enterprise organizations throughout 16 Eastern states and the District of Columbia. US LEC offers advanced, IP-based, data and voice services such as MPLS VPN and Ethernet, as well as comprehensive VoIP-enabled services and features. US LEC also offers local and long distance services and data services such as frame relay, Multi-Link Frame Relay and ATM. US LEC provides a broad array of complementary services, including conferencing, data backup and recovery, data center services and Web hosting, as well as managed firewall and router services for advanced data networking. At December 31, 2006, US LEC also offered selected voice services in 27 additional states and provided enhanced data services, selected Internet services and local dial-up Internet access for Internet service providers nationwide.

Revenue

In recent years, US LEC has derived approximately 96% of its revenue from end users and carrier services. It has generated the balance of its revenue from other sources, including wholesale, installation and other miscellaneous services. End-customer revenue consists of recurring, usage-sensitive charges, primarily for long distance services, and installation charges paid by businesses and other end-customers for voice, data and Internet services. The components of end-customer revenue include monthly recurring charges, usage-based charges and initial non-recurring charges. Monthly recurring charges consist of fees paid for calls made, primarily long distance, by customers. Initial non-recurring charges consist primarily of the amortization of deferred installation charges billed to customers. Carrier charges are derived from billings to other carriers, which are principally for network access charges and reciprocal compensation. Access charges consist of fees paid primarily by interexchange carriers for the origination and termination of interexchange toll and toll-free calls. Reciprocal compensation arises when a local exchange carrier completes a call that originated on another local exchange carrier’s network.

Of US LEC’s total revenue in the past three years, end-customer revenue represented 88% for 2006, 85% for 2005 and 80% for 2004. Intercarrier compensation, which represents revenue generated by carrier access fees and reciprocal compensation, represented 8% of US LEC’s total revenue for 2006, 11% for 2005 and 17% for 2004.

The following table shows the components of US LEC’s revenue in 2004, 2005 and 2006:

	Year Ended December 31,
	2004	2005	2006
	(in millions)
End-Customer Revenue
Voice monthly recurring charges	$143.4	$159.2	$180.5
Data monthly recurring charges	92.2	120.8	140.2
Long distance	48.4	50.8	54.5

	$284.0	$330.8	$375.2
Percent of total revenue	80%	85%	88%

Inter-Carrier Compensation
Carrier access	$50.3	$35.0	$26.1
Reciprocal compensation	10.6	8.7	7.7

	$60.9	$43.7	$33.8
Percent of total revenue	17%	11%	8%
Other revenue	$11.3	$13.2	$15.2
Percent of total revenue	3%	3%	4%

Total revenue	$356.2	$387.7	$424.2

The increase in total revenue over the past three years has resulted primarily from growth in end-customer revenue, which was primarily attributable to an increase in the number of customers. US LEC expanded its customer base through geographic expansion, increased penetration of established markets, continued development and acceptance of new services, and acquisitions of other businesses. US LEC’s operating results for 2005 and 2006 include full years of revenue resulting from its acquisition of StarNet in December 2004. In addition, high rates of customer retention facilitate end-customer revenue growth and increased opportunity for additional services. During 2006, US LEC’s base of business customers increased from 26,225 to 28,843 and its average monthly business customer turnover remained at approximately 1.08%.

The increase in data services also has contributed to an increase in end-customer revenue. During 2006, the number of customers purchasing data products increased by 2,100 and end-customer revenue from data services increased from 31% of total revenue in 2005 to 33% of total revenue in 2006.

Customer Retention

US LEC emphasizes customer retention as a measure of operating performance, as the cost of obtaining a new customer is greater than the costs associated with keeping an existing one. US LEC includes every category of customer loss when it calculates its customer retention rate, including customers that are deactivated due to non-payment of their bills. In 2006, US LEC retained 91.3% of its customer base, which represented an average monthly retention rate of 98.9%.

Network Expense

US LEC’s network expenses consist primarily of leased transport charges and usage-sensitive charges. US LEC’s leased transport charges are the lease payments incurred by it for the transmission facilities used to connect US LEC’s customers to the US LEC-owned switch that services those customers, to connect US LEC’s network and to connect to the networks of the local incumbent carrier and other carriers. US LEC does not currently own any fiber or copper transport facilities. It leases its facilities from various providers, including, in many cases, the local incumbent carrier. Usage-sensitive charges are primarily composed of charges associated with US LEC’s long distance, access charges and reciprocal compensation owed to other carriers.

During 2006, US LEC pursued a controlled growth strategy that included a re-configuring and streamlining of its network, strict purchasing controls, network design changes, improved purchasing terms and the addition of lower cost circuits to its network. These efforts contributed to a reduction in the cost of US LEC’s local network and customer loops, which decreased 9% from the fourth quarter of 2004 to the fourth quarter of 2005. Network expense as a percentage of total revenue increased from 48% in 2005 to 50% in 2006. The increase in network expense was primarily attributable to the change in revenue mix from carrier charges toward end-customer revenue, which is associated with higher network costs.

Selling, General and Administrative Expenses

US LEC’s selling, general and administrative expenses include salary and related costs, which in recent periods have accounted for approximately two-thirds of US LEC’s total selling, general and administrative expenses, as well as the costs associated with developing and expanding US LEC’s infrastructure to support expansion into new markets and the addition of new products. Such expenses are associated with marketing, occupancy, bad debt, administration and billing. Other expenses include legal fees incurred in connection with litigation and loss on disposal of fixed assets.

Working Capital Management

During 2006, US LEC’s focus on working capital management included management of end-customer receivables and days sales outstanding, accounts payable and vendor relationships, and strict purchasing controls applied to selling, general and administrative expenses. Although increased revenue and management of working capital were partially offset by increased accounts receivable and days of sales outstanding related to carrier disputes, US LEC continued to generate positive cash flow from operations. Through the fourth quarter of 2006, US LEC had generated positive cash flow from operations in 16 of its last 17 fiscal quarters. Cash flow from operations for 2006 was $36.2 million compared to $17.8 million for 2005.

Depreciation and Amortization

Depreciation and amortization include depreciation of US LEC’s telecommunications switching and other equipment, office equipment, furniture and other leasehold improvements, and amortization of intangible assets.

Results of Operations of US LEC

2006 Compared With 2005

Revenue. Total revenue increased $36.5 million, or 9%, to $424.2 million for 2006 from $387.7 million for 2005. Revenue from business class end-customers increased $44.4 million, or 13%, to $375.2 million for 2006 from $330.8 million for 2005. Revenue from carrier charges decreased $9.9 million, or 23%, to $33.8 million for 2006 from $43.7 million for 2005.

The increases in total revenue in 2006 resulted from an increase in end-customer revenue, as carrier charges decreased significantly from 2005. The growth in business class end-customer revenue was attributable to an increase in the number of business class customers and in the services utilized by each customer. During 2006, US LEC’s business class customer base increased 10%, from 26,225 to 28,843. The increase in customers and in end-customer revenue resulted primarily from increased penetration of established markets, continued development and acceptance of new services, and geographic expansion. The majority of the increase in end-customer revenue was attributable to an increase of approximately 2,100 customers that purchased at least one data product, resulting in a $19.4 million increase in data revenue from 2005.

The decrease in revenue from carrier charges reflected the impact of rate decreases in 2005 and reductions in the number of carrier access revenue sharing arrangements, as well as the effect of various settlements and adjustments in 2005 to amounts owed to customers that shared access revenue.

Reciprocal compensation and wholesale revenue continued to represent a minor portion of US LEC’s total revenue. Other revenue, including wholesale services revenue, accounted for 4% of total revenue in 2006.

Network Expenses. Network expenses increased to $212.1 million for 2006 from $186.9 million for 2005. In each period, network expenses consisted primarily of leased transport charges, facility installation charges and usage-sensitive charges.

Leased transport charges represented 78% of network expenses for 2006, as compared to 77% of network expenses for 2005. Usage-sensitive charges, primarily for long distance services, represented 22% of network expenses for 2006 as compared to 23% of network expenses for 2005.

Network expenses as a percentage of total revenue increased from 48% for 2005 to 50% for 2006. This increase was primarily attributable to the shift in US LEC’s revenue mix toward end-customer revenue, which involves higher network costs than carrier services. The increase in network expenses also reflected the effects of the increase in the size of US LEC’s network and an increase in customers and services utilized by each customer.

Selling, General and Administrative Expenses (excluding stock-based compensation expense and merger related expenses). Selling, general and administrative expenses, excluding stock-based compensation expense and merger related expenses, increased to $151.4 million for 2006 from $148.9 million for 2005, primarily as a result of infrastructure expansion to support revenue growth. These amounts exclude a $23.3 million charge recorded in 2005 related to carrier access disputes. Normal and recurring provisions for doubtful accounts are included in selling, general and administrative expenses for all periods presented. Salary and related costs continue to account for approximately two-thirds of US LEC’s total selling, general and administrative expenses. The total number of employees decreased 8% from 1,128 at December 31, 2005 to 1,035 at December 31, 2006. Selling, general and administrative expenses as a percentage of total revenue decreased to 36% for 2006 from 38% for 2005 primarily due to the effects of expense control initiatives, an improvement in back office efficiencies and growth in revenue. Employee productivity improvements were reflected in a higher customer-to-employee ratio and higher quarterly end-customer revenue per employee, which increased from $76,600 in the fourth quarter of 2005 to $94,100 in the fourth quarter of 2006.

Stock-Based Compensation Expense. As of January 1, 2006, US LEC adopted SFAS No. 123(R), Share-Based Payment, using the modified prospective transition method. Under this method, compensation expense is recognized for new grants beginning in 2006 and any unvested grants prior to the adoption of SFAS No. 123(R). Stock-based compensation expense for 2006 was $2.3 million.

Merger Related Expenses. On August 14, 2006, US LEC announced the signing of a definitive agreement to effect its combination with PAETEC Corp. Expenses related to the merger were $7.4 million in 2006 and are included in selling, general and administrative expenses.

Charge Related to Carrier Access Disputes. As a result of interexchange access disputes and settlements, US LEC recorded a one-time non-cash charge of approximately $23.3 million in the fourth quarter of 2005.

Depreciation and Amortization. Depreciation and amortization expense decreased to $48.7 million for 2006 from $50.7 million for 2005, primarily as a result of decreased depreciation expense.

Interest Income and Expense. Interest income increased to $1.5 million for 2006 from $1.0 million for 2005. Interest expense increased to $20.5 million for 2006 from $17.8 million for 2005, primarily as a result of higher market interest rates.

Income Taxes. For 2006 and 2005, US LEC did not record an income tax benefit. US LEC has provided a full valuation allowance against deferred assets resulting from net operating losses, as US LEC’s management could not predict, based on the weight of available evidence, that it is more likely than not that such assets would be ultimately realized.

2005 Compared With 2004

Revenue. Total revenue increased $31.5 million, or 9%, to $387.7 million for 2005 from $356.2 million for 2004. Revenue from business class end-customers increased $46.8 million, or 16%, to $330.8 million for 2005 from $284.0 million for 2004. Revenue from carrier services decreased $17.2 million, or 28%, to $43.7 million for 2005 from $60.9 million for 2004.

The increases in total revenue in 2005 resulted from an increase in end-customer revenue, as carrier charges decreased significantly in 2005. The growth in revenue from sales to business class end customers was attributable to an increase in the number of business class customers and in the services utilized by each customer. During 2005, US LEC’s business class customer base increased 17%, from 22,324 to 26,225. This increase in customers and in end-customer revenue was primarily achieved through increased penetration of established markets, continued development and acceptance of new services, and geographic expansion. The majority of the increase in end-customer revenue was attributable to an increase of approximately 6,900 customers that purchased at least one data product, resulting in a $28.6 million increase in data revenue from 2004 to 2005. The number of services utilized by each customer not acquired through acquisition increased from 4.7 products per customer in 2004 to 4.8 products in 2005.

The decrease in revenue from carrier services resulted from the impact of rate decreases in 2005, the resolution of intercarrier compensation issues with BellSouth, which resulted in the recognition of $1.8 million in additional revenue in 2004, reductions in the number of carrier access revenue sharing arrangements, and the impact of various settlements and adjustments to amounts owed to customers that share access revenue.

Network Expenses. Network expenses increased to $186.9 million for 2005 from $171.3 million for 2004. In each period, network expenses consisted primarily of leased transport charges, facility installation charges and usage-sensitive charges.

Leased transport charges represented 77% of network expenses for 2005, as compared to 78% of network expenses for 2004. Usage-sensitive charges represented 23% of network expenses for 2005 as compared to 22% of network expenses for 2004.

Network expenses as a percentage of total revenue remained constant at 48% for 2005 despite the shift in revenue mix toward end-customer revenue, which involves higher network costs, and away from intercarrier compensation. The increases in network expenses as a percentage of revenue that resulted from reductions in carrier access revenue were offset by decreases in network expenses as a percentage of revenue due to network re-configuring and streamlining activities, as well as positive adjustments of previous amounts estimated as accrued network costs. The increase in network expenses also reflected the increase in the size of US LEC’s network and an increase in customers and usage by customers.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $148.9 million from $139.2 million for 2004, primarily as a result of infrastructure expansion to support growth. Selling, general and administrative expenses exclude a $23.3 million charge recorded in 2005 related to carrier access disputes. Normal and recurring provisions for doubtful accounts are included in selling, general and administrative expenses for all periods presented. Salary and related costs continue to account for approximately two-thirds of US LEC’s total selling, general and administrative expenses. The total number of employees increased 6% from 1,065 at December 31, 2004 to 1,128 at December 31, 2005. Selling, general and administrative expenses as a percentage of total revenue decreased to 38% for 2005 from 39% for 2004 primarily due to the effects of expense control initiatives, an improvement in back office efficiencies and growth in revenue. Employee productivity improvements were reflected in a higher customer-to-employee ratio and higher quarterly end-customer revenue per employee, which increased from $70,200 in the fourth quarter of 2004 to $76,600 in the fourth quarter of 2005.

Charge Related to Carrier Access Disputes. As a result of interexchange access disputes and settlements, US LEC recorded a one-time non-cash charge of approximately $23.3 million in the fourth quarter of 2005.

Charges Related to the Early Extinguishment of Debt. US LEC incurred a loss on debt extinguishment of approximately $4.4 million in 2004. The loss was attributable to the early retirement of US LEC’s subordinated debt and the related acceleration of the $2.0 million discount associated with this subordinated debt, as well as to $2.4 million of unamortized debt issuance fees related to its senior credit facility and subordinated notes. There were no charges related to the early extinguishment of debt in 2005.

Depreciation and Amortization. Depreciation and amortization expense increased to $50.7 million for 2005 from $49.9 million for 2004. The increase was primarily attributable to the increase in depreciable assets in service related to US LEC’s network.

Interest Income and Expense. Interest income increased to $1.0 million for 2005 from $0.6 million for 2004. Interest expense increased to $17.8 million for 2005 from $11.7 million for 2004, primarily as a result of US LEC’s refinancing of its senior credit facility at higher effective interest rates, a full year of interest on the increase in debt incurred in 2004, an increase in interest expense related to the deferred principal payments on US LEC’s bank debt term loan, and higher market interest rates.

Income Taxes. For 2005 and 2004, US LEC did not record an income tax benefit. US LEC provided a full valuation allowance against deferred assets resulting from net operating losses, as its management could not predict, based on the weight of available evidence, that it was more likely than not that such assets would be ultimately realized.

Net Loss. Net loss for 2005 amounted to $38.6 million, compared to a net loss of $19.8 million for 2004. The increase in net loss was primarily due to the charge related to carrier access disputes as well as an increase in interest expense and charges related to the extinguishment of debt. Preferred stock dividends paid in kind for the year ended December 31, 2005 and 2004 amounted to $16.3 million and $15.3 million, respectively. The accretion of Preferred Stock issuance cost was $0.6 million for each of the years ended December 31, 2005 and 2004, respectively. As a result of the foregoing, net loss attributable to common stockholders for the year ended December 31, 2005 amounted to $55.5 million or $1.83 per diluted share, as compared to $35.7 million, or $1.19 per diluted share for 2004.

BUSINESS

PAETEC is a competitive communications services provider guided by the principle that delivering superior customer service is the key to competing successfully with other communications services providers. PAETEC’s primary business is providing medium-sized and large businesses and enterprise organizations in large metropolitan areas with a package of integrated communications services that includes local and long distance voice services, data services and Internet services. At September 30, 2007, PAETEC provided telecommunications services in 48 states and the District of Columbia.

On February 28, 2007, PAETEC Corp. completed its combination by merger with US LEC Corp., creating one of the largest competitive carriers in the United States. The combination was effected by two concurrent mergers involving PAETEC Corp. and US LEC and two wholly-owned subsidiaries of PAETEC Holding formed for purposes of the transaction. Before the combination, PAETEC Holding Corp. was a wholly-owned subsidiary of PAETEC Corp. formed by PAETEC Corp. to complete the merger. PAETEC Holding had no operations or material assets before the merger. As a result of the merger, PAETEC Corp. and US LEC became wholly-owned subsidiaries of PAETEC Holding.

Market Opportunity

PAETEC has deployed its network capital and sales professionals in the central business and suburban commercial districts of metropolitan markets that have high concentrations of medium-sized and large businesses and institutions. PAETEC believes the communications-intensive users within these markets are more likely to seek and value the high level of customer service and reliability PAETEC provides. PAETEC’s marketing and sales efforts are targeted to customers that are at least medium-sized, which means that PAETEC believes they will require at least one digital T1 transmission line, or the equivalent of at least 24 telephone lines. PAETEC offered its services in 53 metropolitan statistical areas as of September 30, 2007.

Services and Solutions

PAETEC provides a range of voice and high-speed data network services on a retail basis to its end-user business and institutional customers. In addition, PAETEC offers a range of voice and high-speed data carrier services to other telecommunications companies. Its service offerings include core voice and data services, application services, network integration services and managed services. Its sales and marketing initiatives focus on bundling its products and services for sale to its core medium-sized and large business and institutional customers. PAETEC believes this bundling adds value for its customers and increases its share of its customers’ expenditures on communications services.

PAETEC has built its network, developed its back office systems and trained its employees and sales agents to support a significant line of services. PAETEC believes its ability to bundle a package of value-added communications services enables it to build customer loyalty, increase the penetration of its existing markets and facilitate its entry into additional markets.

Network Services

PAETEC offers a range of network services to its retail end-user customers. Its current network services include voice services, such as local dial tone services, domestic and international long distance services and calling card services; access to long distance networks; and data services, such as Internet access services and outsourced private networking services. PAETEC’s strategy has been to expand these service offerings over time.

Local Telephone Services. PAETEC’s local telephone services include basic local dial tone service, call waiting, call forwarding, call return, caller ID, voicemail, universal messaging, directory assistance, hunting, call pick-up, repeat dialing and speed dialing services. PAETEC also receives revenue from local traffic of other communications companies terminating to customers on its network. PAETEC has entered into interconnection agreements with the traditional regional Bell operating companies that historically provided local telephone service and other large local telephone companies operating in its markets. These agreements currently allow the company to interconnect its network with the networks of those companies to offer local telephone services in 24 states and the District of Columbia as of September 30, 2007.

Long Distance Services. PAETEC offers a range of switched and dedicated long distance services to customers connected to its network. These include services that originate and terminate within the same local transport area and in different local transport areas, international services, 1+ outbound services and inbound toll- free services. PAETEC also offers ancillary long distance services such as operator assistance, calling cards and pre-paid long distance. In those instances where PAETEC is not able to connect a customer to its network, the company resells the long distance services of other communications carriers through agreements it has entered into with those carriers. PAETEC generally sells its long distance services as part of a bundle that includes one or more of its local services offerings, its other network services offerings or its managed billing and customer care services.

Internet Connectivity and Other Networking Services. PAETEC offers its customers the following Internet connectivity and other networking services:

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High-speed dedicated Internet access services. PAETEC offers integrated voice and Internet access over a single digital transmission line. With this service, PAETEC’s customers are able to obtain voice and Internet access services at competitive prices from a single source. PAETEC also offers its high-volume Internet access customers a specialized Internet access service that provides very high speed Internet access.

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Virtual private network services. Virtual private networks are secure, outsourced networks that link multiple customer locations by using computer software to dedicate circuits solely for the customer’s use, instead of building a physical circuit to the customer. PAETEC offers virtual private network services to businesses seeking a cost-effective means of creating their own secure networks for communicating and conducting business with their employees, customers and suppliers.

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Internet security services. To supplement its Internet access services, PAETEC offers data encryption services and electronic message screening services on a resale basis to customers that seek to minimize security issues associated with direct Internet access.

Carrier Services

PAETEC supplements the services it provides to end users with its offering of voice and data services to other communications providers and large-scale purchasers of network capacity. PAETEC’s carrier services customers include communications companies that resell PAETEC’s local and long distance services, interactive voice response providers, providers of voice services over data networks, other competitive local exchange carriers, or “competitive carriers,” which are the competitive local telephone service providers such as PAETEC that have been formed as a result of the Telecommunications Act of 1996, web services providers and Internet service providers. PAETEC currently offers the following carrier services:

•	long distance termination;

•	long distance network services;

•	origination for competitive local providers and other carriers;

•	network security services for local resale service providers and other competitive carriers;

•	local access to Internet service providers;

•	high-speed Internet connectivity for Internet service providers and web services applications;

•	network optimization management software for competitive local providers and long distance carriers; and

•	colocation services in which the customer’s equipment is installed in its network equipment centers.

The majority of PAETEC’s carrier services revenue historically has been generated by long distance termination and origination for competitive local providers and other carriers. PAETEC provides its regional customers with the flexibility to extend their coverage areas without extending their operational centers or investing in additional personnel through the use of its centralized network equipment centers.

Integrated Solutions

As part of its package of solutions offerings, PAETEC offers a variety of customized services that help customers build and operate their own voice and data networks. Sales of these offerings often result in subsequent sales of one or more of PAETEC’s network services. These services, which PAETEC also offers in conjunction with the sale of network services, enhance customer retention and PAETEC believes frequently represent a critical factor for customers that choose PAETEC over its competitors for the provision of network services.

Applications Services. PAETEC’s Pinnacle software product provides customers with many of the network management and cost allocation capabilities of a telecommunications carrier. Customers using PAETEC’s software are able to perform rate inquiries, initiate trouble ticketing, track work orders and perform other tasks associated with maintaining a large scale internal telecommunications network. In addition, Pinnacle software customers can track and allocate the costs of voice, data and other communications charges at the individual, departmental and general ledger levels. PAETEC’s target market segment for this product includes institutions with large internal telecommunications networks such as Fortune 1,000 companies, universities and government agencies. Although PAETEC focuses on providing its Pinnacle software product as a value-added component of its bundled sales offerings to this market segment, PAETEC also offers this software on a stand-alone basis.

Network Design and Implementation. PAETEC offers design, installation and maintenance services for networks, including local and wide area networks, located on the customers’ premises.

Customer Premise Equipment Sales, Installation and Leasing. PAETEC sells and installs equipment located on its customers’ premises. This equipment includes private branch exchanges, local area networks and servers and routers. To complement its own work force, PAETEC establishes relationships with local equipment installation companies to sell and install equipment that PAETEC does not sell directly. PAETEC also facilitates the network integration efforts of select customers through its “Equipment for Services” leasing program. This program helps customers secure financing to lease the telecommunications equipment they require. PAETEC bundles the associated lease payments on the customer’s regular invoices for the telecommunication services they purchase from the company.

Network Management. Some customers outsource the operations and management of their private network to PAETEC. From its networks operations center in Fairport, New York, PAETEC can use its advanced network, service management and impact analysis tools to monitor the networks of its customers 24 hours each day, for all seven days of the week, with a high degree of network reliability. The company’s field network technicians and maintenance partners provide corresponding network management services at the customers’ premises.

Network and Security Consulting. PAETEC helps organizations develop and implement a comprehensive network security plan to protect their systems against unauthorized access. The key components of these plans are software or combinations of software and hardware that enforce a security boundary between two or more networks. In addition, PAETEC provides the installation, configuration and support of encryption and other security devices.

Managed Services. PAETEC provides billing and customer care services for the telecommunications resale programs of universities. As part of this service, PAETEC manages the provision of high-speed communications services, including high-speed Internet access and enhanced voice and video services, at universities and private student housing complexes.

PAETEC’s Network Architecture and Deployment

PAETEC’s Network Strategy

PAETEC has developed, installed and continues to invest in a flexible voice and data network that facilitates delivery of its services. To deploy its network, PAETEC has employed a cost-effective strategy in which it combines telephone and data transmission lines that it leases with other electronic network components that it owns and operates. PAETEC believes that this network deployment strategy has allowed it to enter new markets rapidly and to offer its customers flexible technological solutions tailored to their specific needs. PAETEC also believes that this flexible network deployment strategy would allow it to adapt readily to emerging technological innovations.

PAETEC connects its customers to its network primarily by leasing “special access” digital T1 transmission lines that enable faster installation times and decreased customer outages. PAETEC currently obtains most of these digital telephone and data transmission lines, which provide a dedicated connection between its customers and its switches, from the major communications providers such as AT&T, Embarq, Verizon Communications (formerly MCI), and Time Warner Telecom Inc. These connections provide PAETEC’s customers with a minimum of 24 available channels over which PAETEC can provide network services. PAETEC’s strategy is to form relationships with multiple providers of communications lines to improve service reliability through alternative network paths and to lower its costs through competitive procurement. PAETEC believes that its use of special access lines, which generally have generated higher profit margins, has allowed it to foster stronger relationships with its providers and increased their desire to provide the company and its customers with improved service.

Network Architecture

PAETEC’s network infrastructure and operations support systems enable it to control the types of services that it offers, how these services are packaged and how they are integrated to serve customers. Based on its network technology, PAETEC offers basic and enhanced local and long distance services characteristic of a full-service provider of wireline telecommunications services. PAETEC also employs a variety of network technologies and resale facilities to transmit voice, data and video signals to its customers. PAETEC customizes the mix and delivery of these services to fit the market, customer and regulatory requirements.

PAETEC’s Lucent 5ESS AnyMedia switches have a variety of custom features, which PAETEC believes reduce connect-time delays and efficiently direct calls throughout the network. Where feasible, PAETEC’s network uses a technology that automatically routes traffic to an alternative path in the event of a network outage, and is designed to reduce the frequency and duration of service interruptions.

PAETEC’s customers are connected to its network by telephone and data transmission lines which PAETEC leases from a variety of telecommunications carriers. PAETEC reaches some other customers by connecting its network to the networks of other carriers and leasing the telephone and data transmission lines that connect their networks to their customers’ premises.

Through its installation of at least two Cisco data routers at each of 13 switch sites, PAETEC has completed the deployment of packet-switching technology to augment its current circuit-switching technology. Circuit switch-based systems, which historically have dominated the public telephone network, establish a dedicated channel for each communication, such as a telephone call for voice or fax, maintain the channel for the duration of the call, and disconnect the channel at the conclusion of the call. Packet-switched systems format the information to be transmitted into a series of shorter digital messages called “packets.” Each packet consists of a portion of the complete message plus the addressing information to identify the destination and return address. Unlike circuit-switching, packet-switching does not require a single dedicated channel between communication points. This type of communication between sender and receiver is known as connectionless, rather than dedicated. Most traffic over the Internet, which is a connectionless network, uses packet-switching technology.

In selected markets, the digital switching centers related to this portion of the network include Juniper Networks and Cisco Internet routers. The network also includes two data centers. The digital switching centers are connected to each other across the network on SONET OC-12, SONET OC-3 and DS-3 lines leased from various other carriers. PAETEC connects its customers over this portion of the network to its digital switching centers through leased lines, including SONET OC-48, SONET OC-12, SONET OC-3, DS-3 and T1. The SONET lines are generally deployed in a ring configuration.

The following table presents information about the geographic markets served by PAETEC’s switches as of September 30, 2007:

Switch Site	Metropolitan Statistical Areas (MSAs) Served
Albany, New York	Albany-Schenectady-Troy, NY Bridgeport-Stamford-Norwalk, CT Hartford-West Hartford-East Hartford, CT New Haven-Milford, CT Poughkeepsie-Newburgh-Middletown, NY

Atlanta, Georgia (2 switch sites)	Atlanta-Sandy Springs-Marietta, GA Augusta-Richmond County, GA

Baltimore, Maryland	Baltimore-Towson, MD

Birmingham, Alabama	Birmingham-Hoover, AL

Boston, Massachusetts	Boston-Cambridge-Quincy, MA-NH Providence-New Bedford-Fall River, RI-MA Springfield, MA Worcester, MA

Charlotte, North Carolina	Charlotte-Gastonia-Concord, NC-SC

Charleston, South Carolina	Charleston-North Charleston, SC Columbia, SC Greenville-Mauldin-Easely, SC

Chattanooga, Tennessee	Chattanooga, TN-GA

Chicago, Illinois	Chicago-Napier-Joliet, IL-IN-WI

Fort Meyers, Florida	Cape Coral-Fort Meyers, FL

Greensboro, North Carolina	Greensboro-High Point, NC

Jacksonville, Florida	Jacksonville, FL

Knoxville, Tennessee	Knoxville, TN

Los Angeles, California (2 switch sites)	Los Angeles-Long Beach-Santa Ana, CA Oxnard-Thousand Oaks-Ventura, CA Riverside-San Bernardino-Ontario, CA San Diego-Carlsbad-San Marcos, CA

Louisville, Kentucky	Louisville-Jefferson County, KY-IN

Switch Site	Metropolitan Statistical Areas (MSAs) Served

McLean, Virginia	Washington-Arlington-Alexandria, DC-VA-MD-WV

Memphis, Tennessee	Memphis, TN-MS-AR

Miami, Florida (2 switch sites)	Miami-Fort Lauderdale-Pompano Beach, FL

Mobile, Alabama	Jackson, MS

Nashville, Tennessee	Nashville-Davidson-Murfreesboro-Franklin, TN

New Orleans, Louisiana	Baton Rouge, LA New Orleans-Metairie-Kenner, LA

New York, New York (3 switch sites)	New York-Northern New Jersey-Long Island, NY-NJ-PA
Newark, New Jersey	New York-Northern New Jersey-Long Island, NY-NJ-PA

Norfolk, Virginia	Virginia Beach-Norfolk-Newport News, VA-NC

Orlando, Florida	Deltona-Daytona Beach-Ormond Beach, FL Orlando-Kissimmee, FL Palm Bay-Melbourne-Titusville, FL

Philadelphia, Pennsylvania (2 switch sites)	Allentown-Bethlehem-Easton, PA-NJ Harrisburg-Carlisle, PA Philadelphia-Camden-Wilmington, PA-NJ-DE-MD Scranton-Wilkes-Barre, PA

Pittsburgh, Pennsylvania	Pittsburgh, PA

Raleigh, North Carolina	Raleigh-Cary, NC

Richmond, Virginia	Richmond, VA

Rochester, New York	Buffalo-Niagara Falls, NY Rochester, NY Syracuse, NY

Sterling, Virginia	Washington-Arlington-Alexandria, DC-VA-MD-WV

Tampa, Florida (2 switches)	Lakeland, FL Sarasota-Bradenton-Venice, FL Tampa-St. Petersburg-Clearwater, FL

West Palm Beach, Florida	Miami-Fort Lauderdale-Pompano Beach, FL

Network Infrastructure and Backbone Network. PAETEC’s network backbone enables it to offer high-quality Internet access and virtual private networking services. This backbone consists of high-capacity fiber optic telephone and data transmission lines that PAETEC leases and that allows it to transport traffic between points on its network.

The packet-switching portion of PAETEC’s backbone is based on Internet Protocol, which is an open protocol that allows unrelated computer networks to exchange data and is the technological basis of the Internet. Internet Protocol technology has enabled PAETEC to accelerate network traffic flow and made it easier and less costly for PAETEC to manage its network. This technology generally makes more of the network capacity available for revenue-generating customer traffic.

PAETEC’s backbone network is intended to provide a network switching presence close to the customer to reduce access and switching costs, and to allow the company to expand its network rapidly to meet customer demand. This regional design also is intended to enhance service reliability and allow PAETEC to improve quality and speed, because traffic generally does not have to be routed outside specific regions.

Sales and Marketing

Sales Strategy. PAETEC’s goal is to be the most customer- and employee-oriented network-based provider of communications services in its markets. PAETEC targets medium-sized and large businesses and institutions that it believes can benefit from the company’s value-added services. PAETEC pursues a decentralized sales strategy, which grants its sales representatives substantial flexibility to negotiate the pricing and other terms of its customer agreements, subject to meeting specified revenue and profitability requirements. For this strategy to succeed, PAETEC must be able to attract, train, motivate and retain skilled sales professionals. PAETEC seeks to recruit sales representatives with experience working for other communications providers, telecommunications equipment manufacturers and network systems integrators in the company’s existing and target markets. PAETEC then augments that experience with an internal training program and with software tools that provide its sales representatives with the information they need to negotiate profitable customer contracts.

The sales team in each of the markets in which PAETEC provides network services is led by its executive vice president of sales, who is responsible for the acquisition and retention of all accounts in the applicable market and reports directly to the company’s chief operating officer. Each team generally includes branch sales managers, account managers, sales representatives, sales engineers and field technicians. PAETEC’s sales teams use a variety of methods to qualify leads and schedule initial appointments, including developing relationships with local industry associations and obtaining customer referrals.

PAETEC’s sales representatives generally make the initial customer contacts and sales, and serve as the principal customer liaison. At the time of the first sale, PAETEC assigns the customer to an account manager who has responsibility for account follow-up and the sale of additional services. As PAETEC develops new services, the account managers work with existing customers that could benefit from the new service. PAETEC also staffs each local sales office with support specialists who assist the sales force and with a sales engineer who coordinates switching the customer to PAETEC service. PAETEC’s service agreements with new customers generally have initial terms of three years that may be terminated by the customer at any time following a specified notice period and upon payment of a termination fee. Following expiration of the initial term, PAETEC seeks to enter into a new fixed-term agreement with the customer. If a new agreement is not reached, the initial agreement will continue on a monthly basis until terminated by the customer or the company. Some of PAETEC’s integrated solutions agreements have initial terms of up to five years.

Pricing Strategy. For each prospective customer, PAETEC’s sales force uses proprietary software tools that it developed to conduct profitability and pricing analysis for use in preparing proposals. This procedure serves to ensure that PAETEC maintains its focus on obtaining customers that meet internal profitability standards, while illustrating the potential benefits that a customer may realize by using a broader bundle of services. The focus of the pricing strategy is to allow PAETEC’s sales representatives maximum flexibility in pricing individual services so long as each bundled sale is profitable. In this way, PAETEC’s sales representatives can customize their sales approach, using its proprietary software, to the unique requirements and price sensitivities of each individual customer. PAETEC believes that this pricing flexibility provides its sales force with a competitive advantage over the sales efforts of many other telecommunications carriers. In addition, PAETEC believes this tailored approach to service pricing allows the company to position itself as a flexible and responsive service provider at the initial point of contact with customers.

Sales Force. As of September 30, 2007, PAETEC conducted its direct sales and marketing activities through approximately 830 employees. As of the same date, PAETEC maintained a total of 54 sales offices in 19 states and the District of Columbia. Each sales office is generally staffed with at least one sales manager, who has primary responsibility for the results of that office. PAETEC uses its sales offices not only to target businesses and other customers operating within its markets, but also to solicit and service national accounts. To increase operating efficiency, some of its sales offices support the sales teams for multiple markets. PAETEC requires each new member of its direct sales force to participate in an initial in-house training program, which includes seminars, on-the-job training and direct one-on-one supervision by experienced sales personnel. PAETEC also requires members of its direct sales force to participate in an ongoing training program designed to enhance their knowledge of the communications industry, the company’s services and the needs of its targeted customers. PAETEC seeks to motivate its direct sales force with a compensation program that emphasizes commissions and eligibility for options to purchase PAETEC common stock. Its sales commission program is designed to reward account retention and the addition of new customers.

The efforts of PAETEC’s direct sales force are complemented by marketing activities conducted by independent sales agents. As of September 30, 2007, PAETEC marketed its services through approximately 850 independent sales agencies. PAETEC seeks to select sales agencies that are well known to medium-sized and large businesses and institutions in their markets, and PAETEC trains its sales agents on how to retain and develop the customer accounts they introduce to the company. For 2006, customers referred to PAETEC by its sales agents generated 41% of the company’s network services revenue.

Customer Service. PAETEC believes that customer service has become a critical element in attracting and retaining customers in the communications industry. PAETEC has designed its customer service strategy to allow it to meet its customer needs rapidly and efficiently. The principal sales representative for each customer provides the first line of customer service by identifying and resolving any customer concerns before the delivery of service. Once PAETEC has begun to deliver service, PAETEC assigns an account manager to each customer to supervise all aspects of customer relations, including account collections and complaint resolution, and to provide a single point of contact for all customer service issues. Both the principal sales representative and the account manager work with the company’s network operations center when technical assistance is needed. The operations center staff evaluates any out-of-service condition and directs remedial action to be implemented by PAETEC’s technical personnel or, where appropriate, its equipment vendors or external service providers. In addition, the operations center staff maintains contact with the customer and prepares reports documenting the service issue and any corrective action taken. The account development representative or sales representative also may assist in communications with the customer until the out-of-service condition has been corrected.

Marketing. In its markets, PAETEC seeks to position the company as the high-quality alternative for communications services by offering network reliability, increased customer support and a broad spectrum of communications services at competitive prices. PAETEC intends to continue to build its reputation and brand identity by working closely with its customers to develop services tailored to the customer’s particular needs. PAETEC implements targeted promotional efforts that emphasize the breadth of its communications solutions and its ability to deliver a cost-effective integrated services package to its target customer base.

To support direct marketing programs, PAETEC’s marketing staff builds and maintains a prospect database for each primary market based on the number of access lines, usage of long distance service, demographic data and concentration of potential customers. Before entering a market, PAETEC develops a profile of prospective customers using its own databases, as well as those of third parties. PAETEC initially targets high-volume communications users with name recognition in the local business community. Securing these “anchor tenants” as customers facilitates sales efforts in the local market and provides customer references for potential new accounts.

Customers. No single customer or group of related customers accounted for 10% or more of PAETEC’s total revenue for the years ended December 31, 2004, 2005 or 2006.

Back Office Systems

PAETEC’s information systems and procedures for operations support and other back office systems enable it to price its services competitively, to meet the needs of its customers and to interface with other carriers. PAETEC believes its information systems also provide it with a long-term competitive advantage by enabling the company to implement services in its markets rapidly and to shorten the time between receipt of a customer order and generation of revenue.

PAETEC believes that its ability to provide customers with a single integrated bill for all services is a key factor in satisfying and retaining customers. The company’s bills are available in a variety of formats that can be tailored to a customer’s specific needs. For example, PAETEC provides account codes that enable a customer to track expenses by employee, department or division. To help manage its costs, a customer also is able to use codes to restrict calling by individuals. Viziqor Solutions serves as PAETEC’s billing system provider. The Viziqor billing system provides PAETEC with data regarding payments and credit history, creates reports that track accounts receivable aging and churn, and tracks agent commissions and margin reports. PAETEC has implemented additional billing enhancements and has evaluated additional software for traffic analysis, line cost audit and operational financial reporting. PAETEC also has implemented WebFront, an advanced delivery system that currently provides customers with web-based access to their accounts.

PAETEC believes that advanced back office systems are necessary to enable its employees to provide customers with consistent, high-quality service. PAETEC has therefore developed its back office systems and procedures according to an internal management system that works to document best practices and duplicate them throughout the organization. As a result of its efforts, PAETEC has received ISO 9001:2000 registration, which refers to a series of documents that provide international guidelines on management systems and procedures. PAETEC obtained this third-party verification by documenting the processes it uses to respond to, monitor and fulfill customer requests and implement best practices throughout the company. PAETEC believes that maintaining the documentation and processes required to support this ISO 9001:2000 registration helps it to ensure that customer related processes are consistent throughout the company, which in turn helps PAETEC maintain a consistent customer experience regardless of service location.

PAETEC has developed the information systems and procedures for operating system support and other back office systems necessary to enter, schedule, fill and track a customer’s order from the point of sale to the installation and testing of service. These information systems also link its trouble management, inventory, billing, collection, facility management and customer service systems. MetaSolv Software, Inc. has developed PAETEC’s operations support systems for managing customer, network and equipment orders. MetaSolv’s software manages PAETEC’s ordering, service provisioning, network inventory management and design, trouble resolution, gateway interconnections and work-flow management business functions. PAETEC has implemented an equipment management system and circuit inventory to track its network facilities. In addition, PAETEC has implemented service order management and tracking systems that are linked to the billing system, and electronic gateways to the incumbent local exchange carriers to allow for automated and rapid provisioning, local number portability and new service offerings. Incumbent local exchange carriers are the large, former monopoly local telephone companies and their successors that PAETEC refers to as the “incumbent carriers.”

Acquisitions

To supplement its internal growth, PAETEC has pursued a targeted acquisition strategy that has sought acquisition candidates that fulfill one or more of the following objectives:

•	increase its penetration of existing markets;

•	expand into new markets;

•	increase its service offerings;

•	add customers and cash flow to its existing network services business; and

•	enhance its ability to sell and deliver value-added services.

PAETEC focuses its acquisition efforts on local and long distance providers, on enhanced service providers and on interconnect companies that sell, install and maintain data and voice networks for customers.

Since its formation in 1998, before its combination with US LEC, PAETEC Corp. had completed the following eight acquisitions as of December 31, 2006 for a total consideration of $88.6 million, including shares of common stock valued for purposes of the acquisitions at $45.2 million:

•	Standard Communications, Inc. (November 1998). Acquired the customer base of this long distance reseller headquartered in Tarpon Springs, Florida and doing business as SCI Long Distance Telephone.

•	Telperion Development Corporation (June 1999). Acquired the professional staff and specified assets of this Internet consulting company headquartered in Newark, New York.

•	East Florida Communications (August 1999). A local and long distance reseller and equipment provider headquartered in Daytona Beach, Florida.

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Campuslink Communications Systems, Inc. (September 1999). A provider of integrated telephone, video, data and other communications services primarily to colleges and universities and the privatized student housing market.

•	Pinnacle Software Corporation (April 2000). A professional services and software company headquartered in Pittsford, New York.

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Data Voice Networks, Inc. (May 2000). Acquired the assets of a company headquartered in Eddystone, Pennsylvania, which designs and implements data networks for small to medium-sized businesses and distributes data products for Cisco Systems and other vendors.

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Covista Communications, Inc. (August 2004). Acquired the assets of this facilities-based provider of telecommunications services headquartered in Chattanooga, Tennessee, including a base of small and medium-sized business customers located primarily in the mid-Atlantic region.

•	American Long Lines, Inc. (February 2005). A telecommunications company serving primarily small and medium-sized businesses in the mid-Atlantic region.

On October 31, 2007, PAETEC acquired Allworx Corp., a privately held company, in a $25 million all-cash transaction. Allworx Corp. develops, designs, markets and sells a complete phone and network system. With the closing of this acquisition, PAETEC has added a subsidiary with manufacturing, distribution, and software and digital hardware engineering services that are designed to benefit small and medium-sized businesses, which will represent a more substantial portion of PAETEC’s customer base following the closing of the merger with McLeodUSA.

Competition

The telecommunications industry is highly competitive. PAETEC competes primarily on the basis of the price, availability, reliability, variety and quality of its service offerings and on the quality of its customer service. Price competition in the markets for various telecommunications products and services has been intense and is expected to increase. PAETEC’s competitors in the provision of local and long-distance telecommunications include:

•	incumbent carriers such as Verizon and AT&T;

•	established long-distance operators such as AT&T, Verizon (which acquired MCI), Sprint, and other competitive carriers like PAETEC; and

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other types of companies, including wireless carriers, resellers, cable companies, Internet service providers, satellite carriers, equipment vendors, network integration outsourcing vendors, electric utilities, and businesses offering long distance data and voice services using VoIP.

Incumbent Carriers. PAETEC believes that its primary competition in each of its markets will continue to be the incumbent carriers, which are the large telephone companies, such as AT&T and Verizon, that today include the RBOCs that historically provided local telephone service. These companies offer a comprehensive package of local, long distance and Internet services to their customers in direct competition with PAETEC. Some of these companies, such as AT&T and Verizon, also are investing heavily to upgrade their networks, which will enhance their ability to offer a range of services and compete with PAETEC.

Incumbent carriers generally have long-standing relationships with their customers, have financial, technical and marketing resources substantially greater than PAETEC’s and have the potential to subsidize competitive services with revenue from a variety of other businesses. Additionally, as demonstrated by the recent mergers between AT&T and SBC, between Verizon and MCI and between AT&T and BellSouth, some incumbent carriers are growing in size, which is expected to improve their ability to compete. While the Telecommunications Act of 1996, which PAETEC refers to as the “Telecommunications Act,” and past FCC and state regulatory commission decisions establish extensive obligations on the incumbent carriers to allow non-incumbent carriers such as PAETEC to interconnect with the facilities of the incumbent carriers, the scope of those obligations have been narrowed pursuant to recent court decisions and regulatory changes described under “Regulation.” These developments, which have resulted in increased pricing flexibility and relaxed regulatory oversight for incumbent carriers, may have a negative impact on PAETEC’s business opportunities.

Recent FCC decisions and policy initiatives provide incumbent carriers with increased pricing flexibility for their private line, special access and switched access services. These recent FCC decisions and initiatives provide that, when an incumbent carrier demonstrates that competitors have made specified competitive inroads in providing a specified federally-regulated service in a geographic area, the incumbent carrier in that area may offer discounts to large customers through contract tariffs, engage in aggressive volume and term discount pricing practices for its customers, or otherwise free itself of regulatory constraints. Regulators in some states have adopted or are considering similar forms of deregulation. In addition, incumbent carriers are today subject to fewer regulatory constraints with respect to their unbundled network element, or “UNE,” service offerings. These actions could have a material adverse effect on competitive carriers, including PAETEC, that compete with the incumbent carriers.

The ability of AT&T and Verizon to increase their rates for some special access services may be constrained in the near term as a result of conditions that were imposed by the FCC when AT&T merged with SBC and subsequently BellSouth, and when Verizon merged with MCI. The longer term effect of these conditions and their impact, if any, on PAETEC Holding’s ability to purchase special access at competitive rates is unclear, particularly if AT&T and Verizon are able to raise prices for these special access services once the conditions expire.

Consolidation of Established Long-Distance Operators and Other Competitive Carriers. PAETEC also faces, and expects to continue to face, competition from other current and potential market entrants. Consolidation of telecommunications companies and the formation of strategic alliances within the telecommunications industry, as well as the development of new technologies, could give rise to a number of new competitors that may put PAETEC at a competitive disadvantage. Established long-distance carriers such as AT&T, MCI and Sprint made significant inroads into the marketplace for local and other services, and the recent mergers between AT&T and SBC, between MCI and Verizon and between AT&T and BellSouth increased the strength of those combined companies in both the local and long distance markets, significantly altering the national telecommunications landscape. These mergers also decreased the competitive alternatives available to PAETEC for various network elements and services. In addition, the FCC has decided to forbear from applying certain structural separation and dominant carrier regulations to incumbent Bell operating companies such as AT&T, Qwest and Verizon in connection with their in-region long distance services that are intended to protect competitors such as PAETEC. Many other incumbent and non-incumbent carriers also are expanding and integrating their facilities-based and non-facilities-based offerings in the long-distance market. Other new entrants, or “competitive carriers,” already have established local operations in some of PAETEC’s current and target markets. Many competitive carriers and long-distance service providers have been struggling financially, but PAETEC cannot accurately predict which of these carriers will be able to continue to compete effectively against it over time. PAETEC also cannot accurately predict all of the changes that the marketplace for telecommunications services may continue to experience. For instance, prices in the long distance market have declined significantly in recent years and are expected to continue to decline, but PAETEC cannot predict the ultimate effect this may have on its competitors or on its business.

Other Types of Companies. Other current and prospective competitors in the local and long-distance voice and data markets include:

•	wireless carriers;

•	Internet service providers;

•	VoIP providers;

•	cable television companies;

•	electric utilities; and

•	others, such as resellers of local and long-distance telephone services, microwave carriers, service providers offering alternative access methods, and private networks built by large end-users.

Wireless Carriers. Technological advances and the entry of new competitors in wireless communications will provide increased competition for PAETEC. National carriers such as Sprint Nextel, Verizon Wireless, Cingular Wireless (now AT&T) and T-Mobile USA, as well as smaller regional companies, provide local and long-distance services that increasingly are viewed by consumers as competitive with the offerings of wireline telecommunications carriers such as PAETEC. Established providers in other industries, such as cable television companies, as well as companies that specifically target markets with defined demographics, also have entered into arrangements to resell or re-brand wireless services. Some of these providers have long-standing relationships with customers and financial, technical and marketing resources substantially greater than PAETEC’s. In addition, the availability of new wireless spectrum is expected to increase the number of wireless providers and improve their service offerings.

Separately, industry consolidation also has resulted in the significant growth of more traditional wireless competitors. Sprint, for example, completed its merger with Nextel in 2005; Cingular completed its merger with AT&T wireless in 2004 and more recently had its ownership consolidated through the merger of its co-owners, AT&T and BellSouth; and other wireless carriers have followed suit, creating economies of scope and scale that could increase these companies’ ability to compete in the marketplace. Cingular, for instance, is expected to improve its ability to compete as a consequence of AT&T’s acquisition of BellSouth. Recent advances in technologies allow wireless carriers to provide not only voice but also data transmission, Internet access services and next generation services such as mobile multimedia products. In addition, the introduction of fixed wireless applications has facilitated the creation of companies that are in the process of installing equipment and building networks that may offer the same types of services that PAETEC offers or intends to offer. The planned deployment of WiMax technology, for example, will facilitate the development of similar broadband access services on a fixed and mobile basis. Various proposals sponsored by potential new entrants also are being considered in Congress and the FCC for the development of managed broadband wireless networks that could be used free of charge by the public. Proposals also are in development for using newly available spectrum to expand the service offerings of existing wireless providers and also to facilitate the entry of new providers. It is not clear whether these proposals will be realized or the impact they will have, if realized, on the communications industry.

Internet Service Providers. Advances in digital transmission technologies have created opportunities for voice services to be transmitted over the Internet. Internet service providers such as AOL, Earthlink, Inc., and others are exploring ways to become telecommunications service providers or to exploit their market position through new initiatives and strategic partnerships with large, well-funded incumbent carriers and other providers. If successful, these plans will increase the number of competitive providers of broadband service, which could place additional downward pressure on prices for such service.

VoIP Providers. PAETEC expects to face increasing competition from companies offering long distance data and voice services using VoIP. The emergence of these companies could present a competitive threat, principally because, although the FCC has deemed the jurisdictional nature of VoIP to be interstate, the regulatory classification of VoIP remains unclear. Providers of VoIP services may be able to avoid costly regulatory requirements, including the payment of intercarrier compensation fees, if these regulatory classification issues are resolved in favor of VoIP providers. This could impede PAETEC’s ability to compete on the basis of price.

Cable Television Companies. Cable television companies such as Cablevision Systems Corp., Comcast Corporation, Cox Communications and Time Warner Cable have continued aggressively to deploy telecommunications and broadband Internet access services to customers on a broad scale. These companies initially deployed telecommunications services using circuit-switched facilities, but, increasingly, these companies are using VoIP applications and other technologies to provide voice services in a less costly, more efficient manner. In addition, some of these companies, including Time Warner, Cox and Comcast, have announced plans to resell wireless services, which potentially could lead to the creation of new bundled competitive service offerings that incorporate multimedia components of cable television and wireless broadband Internet access services at competitive rates. Some of these companies recently have acquired a financial interest in spectrum capable of accommodating advanced mobile wireless services. This also could result in additional competitive offerings.

Electric Utilities. The electric utility industry has begun to develop technologies to permit broadband communications to be deployed over existing power lines and related infrastructure. These services, commonly referred to as broadband power line communications, or PLC, could eventually enable electric utilities to provide voice and data services. Although broadband PLC still is in its infancy, the FCC already has begun to develop a regulatory framework for its deployment, and a number of electric utilities are conducting field trials or have commenced limited commercial deployment of broadband services. PAETEC cannot predict whether or when broadband PLC will become commercially viable or the extent to which it may threaten the competitive standing of carriers such as PAETEC in the telecommunications marketplace.

Most of the competitors identified above have significantly greater market presence, engineering and marketing capabilities, and financial, technological and personnel resources than PAETEC. As a result, compared to PAETEC, the company’s competitors may be able to develop and expand their network infrastructures and services offerings more efficiently or more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisitions and other opportunities more readily, and devote greater resources to the marketing and sale of their products and services. Further, they may succeed in developing and expanding their communications and network infrastructures more quickly than PAETEC.

PAETEC believes that new competitors, including large computer hardware, software, media and other technology and telecommunications companies, will enter the tailored, value-added network services market, resulting in even greater competition. Some telecommunications companies and online services providers are currently offering or have announced plans to offer broadband access services, or to expand their network services. Other companies, including Time Warner, also have obtained or expanded their broadband Internet access products and services as a result of acquisitions. Still others, such as Google Inc., are developing new technologies and applications, the effect of which cannot at this time be determined. These developments may permit PAETEC’s competitors to devote greater resources to the marketing of existing competitive products and services and the creation of new competitive products and services. In addition, the ability of some of PAETEC’s competitors to bundle other services and products with outsourced corporate networking services or Internet access services could place it at a competitive disadvantage.

Regulation

The following summary of regulatory developments and legislation does not purport to describe all current and proposed federal, state and local regulations, administrative rulemakings and legislation affecting PAETEC. Other federal and state legislation and regulations currently are the subject of judicial proceedings, rulemakings and legislative hearings and there are administrative proposals which could change, to varying degrees, the manner in which the communications industry operates.

PAETEC’s services are subject to varying degrees of federal, state and local regulation. Under the Communications Act of 1934, as amended, which PAETEC refers to as the “Communications Act,” the FCC’s rules and comparable state laws and regulations, PAETEC and other competitive carriers are required to provide service upon reasonable request and to interconnect their networks with the networks of other carriers, and are subject to other regulatory obligations, some of which are described below.

The FCC exercises jurisdiction over PAETEC’s facilities and services to the extent they are used to provide, originate or terminate interstate or international communication services offered to the public. State regulatory commissions regulate the same facilities and services to the extent they are used to originate or terminate intrastate communication services offered to the public. In addition, as a result of the passage of the Telecommunications Act, state and federal regulators share responsibility for implementing and enforcing rules to allow new companies to compete with the historically monopoly local phone companies, which PAETEC refers to as “incumbent carriers.”

Existing federal and state regulations are subject to frequent amendment by federal and state administrative agencies, judicial proceedings, and legislative action that could affect, in varying degrees, the manner in which PAETEC operates. Bills intended to amend the Communications Act are introduced in Congress from time to time, and several currently are under consideration. Proposed legislation, if enacted, could have a significant effect on the company’s business and on the business of the company’s competitors. PAETEC cannot predict the outcome of any ongoing legislative initiatives, administrative or judicial proceedings or their potential impact upon the communications and information technology industries generally or upon the company specifically. PAETEC is also subject to a variety of local regulations in each of the geographic markets in which it operates.

Federal Regulation

PAETEC is regulated by the FCC as a non-dominant carrier subject to minimal regulation under the Communications Act. Both the Communications Act and the FCC’s rules and policies implementing the Act generally favor entry into local and other telecommunications markets by new competitors, such as PAETEC, and seek to prevent anti-competitive practices by incumbent carriers.

Under the Communications Act, PAETEC is subject to the general requirement that its charges, practices and classifications for communications services must be “just and reasonable,” and that it refrain from engaging in any “unjust or unreasonable discrimination” with respect to its charges, practices or classifications. The FCC must grant its approval before any change in control of any carrier providing interstate or international services, or of any entity controlling such a carrier, or the assignment of any authorizations held by such a carrier. Telecommunications carriers such as PAETEC also are subject to a variety of miscellaneous regulations that, for instance, require the filing of periodic revenue and service quality reports.

Federal Regulations Affecting Network Services. The FCC requires all telecommunications service providers, including non-dominant carriers such as PAETEC, to maintain authorizations to provide or resell domestic long distance and international services. The FCC generally has the power to modify or terminate a carrier’s authority to provide domestic long distance or international services for failure to comply with federal laws or FCC regulations and may impose fines or other penalties for violations. In addition, the FCC maintains jurisdiction to act upon complaints filed against any telecommunications service provider for failure to comply with statutory or regulatory obligations. The FCC no longer requires non-dominant carriers to file tariffs with respect to long distance access and does not permit tariffing of domestic long distance or international services. Instead, the FCC requires carriers to post their interstate end user and international long distance rates and terms and conditions of service on the Internet and otherwise make the rates, terms and conditions for these services available to their customers. As a result, PAETEC’s non-tariffed interstate service offerings may no longer be subject to the “filed rate doctrine,” which provides that the terms of the filed tariff control all contractual disputes between a carrier and its customers. The current regulatory scheme could expose PAETEC to legal liabilities and costs, because the company may no longer be able to rely on this doctrine to settle disputes with customers. PAETEC currently enters into contracts with customers and notifies its customers when rates are adjusted or services are added or removed. PAETEC also no longer may rely on the tariff filings of its competitors to determine the extent to which their products and services are offered and are competitively priced compared to its own products and services. These changes could result in substantial administrative expenses over time.

Measures Designed to Speed Competitive Entry. The Communications Act imposes a variety of duties on local telephone service providers, including PAETEC, to promote competition in the provision of local telephone services. These duties include requirements to:

•	interconnect directly or indirectly with other carriers;

•	permit resale of services;

•	permit users to retain their telephone numbers when changing carriers;

•	provide competing carriers access to poles, ducts, conduits and rights-of-way at regulated prices; and

•	establish reciprocal compensation arrangements for the transport and termination of telecommunications.

Incumbent carriers also are subject to additional duties that facilitate entry by competitive carriers such as PAETEC. For example, incumbent carriers must:

•	permit competitors to colocate their equipment on the premises of the incumbent carriers;

•	allow competitors to make use of some elements of incumbent carrier networks on an unbundled basis, and on non-discriminatory, cost-based terms; and

•	offer wholesale versions of their retail telecommunications services for resale at discounted rates.

Incumbent carriers are required to negotiate in good faith with competitive carriers, such as PAETEC, that may request any or all of the foregoing arrangements. If the negotiating carriers cannot reach agreement within a prescribed time, either carrier may request binding arbitration of the disputed issues by a state regulatory commission. In addition, carriers are permitted to “adopt” in their entirety agreements reached between the incumbent carrier and another carrier. The FCC previously permitted carriers to “pick and choose” provisions from the agreements of other carriers for their own agreements with incumbent carriers, but that rule is no longer in effect.

Pending FCC Proceedings. PAETEC faces substantial uncertainties stemming from ongoing FCC proceedings related to the implementation of the statutory requirements listed above, as well as ongoing judicial review of various FCC’s decisions, both of which could result in significant changes to these regulatory obligations. PAETEC cannot predict the outcome of ongoing administrative or judicial proceedings or their potential impact upon the company. The following examples illustrate the types of ongoing rule changes that could affect PAETEC’s business:

•

Triennial Review Remand Order. In February 2005, the FCC issued an order, commonly known as the Triennial Review Remand Order, revising the rules implementing the unbundled network element provisions of the Telecommunications Act. The order substantially narrowed the scope of unbundled network elements, as well as combinations of those elements, that incumbent carriers must make available to competitive carriers such as PAETEC under federal and state price regulations. Specifically, the FCC’s revised rules reduced the number of situations in which incumbent carriers must make available to competitive carriers high-capacity loops and dedicated transport facilities, such as DS-1s, DS-3s, as well as dark fiber facilities and unbundled local circuit switching. As a result, incumbent carriers are permitted to charge commercial rates for these network elements and make them available on a commercial basis at their discretion.

•

UNE Regulations. Because PAETEC’s primary method of reaching its end-users is via leased “special access” facilities, such as digital T1 transmission lines, its business has not been significantly affected by the FCC’s revised unbundled network element, or UNE, regulations. However, to the extent PAETEC in the future may increase its reliance on UNEs to reach its end-user customers, the changes to the FCC’s UNE regulations will affect the company. Under the regulations, incumbent carriers are free to charge commercially available rates, instead of regulated rates, for such services and under some circumstances may decline to provide such services altogether. The absence of regulated rates has resulted in an increase in costs to competitive carriers that rely on UNEs to reach end-user customers and could materially impact PAETEC’s costs to the extent the company continues or increases its reliance on UNEs.

•

Special Access Regulatory Regime. Special access lines are not subject to the unbundling requirements of the Communications Act and, therefore, have not been affected by the FCC’s recent UNE regulations. However, to the extent that the availability of UNEs may have served as a price restraint on the prices charged for special access lines, PAETEC could face increased prices for special access lines given the limited alternative means of access as a result of the UNE regulations. The FCC currently is considering whether and how to reform its special access rules, which could enable incumbent carriers to increase the rates they charge for special access in the future. PAETEC relies to a considerable extent on special access lines to connect to its customers. As a result, the underlying wholesale price of special access services must be maintained at a level that allows PAETEC to price its retail offerings to meet its gross margin expectations. Incremental increases in wholesale prices of special access services will exert pressure on PAETEC’s gross margins. At this time, PAETEC cannot predict when the FCC will issue a decision regarding special access prices or how any such decision will affect its business. As a result of the recent mergers of AT&T with SBC, Verizon with MCI and AT&T with BellSouth, the number of providers of competitive access services has diminished. The FCC and the Department of Justice placed conditions on AT&T’s merger with SBC and Verizon’s merger with MCI to constrain the ability of AT&T and Verizon to raise prices on their wholesale special access and equivalent retail services. These regulatory pricing constraints will remain in place for 30 months following the closing of each respective merger, or until May 2008 with respect to the ATT/SBC merger or July 2008 with respect to the Verizon/MCI merger. The FCC also placed conditions on AT&T’s merger with BellSouth to constrain similarly the ability of AT&T to raise prices on its wholesale special access and equivalent retail services for existing customers and, in some regions, to reduce its prices for these services under specified circumstances. These additional constraints apply only to AT&T in the former SBC and BellSouth regions and will remain effective for 48 months following the closing of the merger of AT&T and BellSouth, or until December 2010. After the expiration of these conditions, both AT&T and Verizon are expected to be free to realign charges for special access services in line with current commercial rates. Because a substantial portion of PAETEC’s services are generated through the use of special access lines purchased from AT&T and Verizon, a significant increase in the price for special access could materially increase PAETEC’s cost of services.

•

TELRIC Proceeding. An ongoing proceeding before the FCC continues to examine the methodology by which state regulatory authorities set wholesale prices for incumbent carrier network elements. The FCC has sought comment on whether a change from the current pricing methodology, known as TELRIC, or “total element long run incremental cost,” which sets prices based on models of the forward-looking costs of hypothetical networks, to a pricing methodology which bases the forward-looking cost analysis on the actual networks deployed by incumbent carriers is warranted. If the FCC adopts significant changes to the pricing methodology, incumbent carriers could be able to propose that state regulatory commissions permit them to raise their rates for UNEs in line with the new FCC mandated pricing methodology. Such an event could raise the cost of doing business for competitive carriers such as PAETEC.

•

Operations Service Support Proceeding. The FCC opened proceedings that highlight the operational service support provided by the incumbent carriers for both UNE products as well as other types of circuits, specifically special access, that PAETEC may purchase from time to time from incumbent carriers. Service quality standards, or the absence of those standards, for either of these categories of service could substantially increase the provisioning intervals for such services, as well as maintenance and repair standards and intervals. An increase in intervals for provisioning of a circuit will result in a delay in realization of customer revenue, because the billing of the customer depends on the service establishment date. Similarly, any delay in repairing a circuit may result in crediting a customer a portion of the potential billed revenue under customer service level agreements. This proceeding remains pending and the timetable for FCC action is uncertain.

•

RBOC InterLATA Separate Affiliate Proceedings. In November 2005, Qwest filed a petition seeking forbearance of certain dominant carrier regulations applicable to its long distance services as a former RBOC. In that petition, Qwest requested, among other matters, that the FCC exempt it from tariff requirements, price cap regulations, accounting separation requirements and requirements to provide comparably efficient interconnection and open network architecture with respect to in-region long distance services. PAETEC relies on these regulations and requirements as protection against predatory pricing and other anti-competitive market behavior by incumbent carriers. On March 9, 2007, the Qwest petition for forbearance was granted in part and denied in part, removing some of the important competitive safeguards currently applicable to incumbent carriers with regard to their wholesale and retail long distance services provided in PAETEC’s markets. Verizon and AT&T filed petitions for forbearance similar to the petition filed by Qwest, but Verizon eventually withdrew its petition and noted in a statement that it expected the FCC to address its concerns in a broader, ongoing rulemaking. On August 31, 2007, the FCC issued an order in its broader, ongoing rulemaking proceeding which provided Verizon and AT&T with the same regulatory relief that it previously had granted to Qwest. On the same date, AT&T’s petition was dismissed as moot. Because these orders are very recent, their precedential value and implications on competing carriers such as PAETEC are not clear. As a general matter, the removal of RBOC regulatory restraints, particularly with respect to price cap regulations, could make it more difficult for PAETEC to compete in some markets with AT&T, Qwest and Verizon and may raise PAETEC’s operating costs.

•

Qwest and Verizon Dominant Carrier Forbearance Proceedings. In December 2005, the FCC granted a petition for forbearance filed by Qwest seeking relief from certain dominant carrier regulations, including certain unbundling and dedicated transport obligations, in those portions of the Omaha metropolitan statistical area where facilities-based competition has increased significantly. On September 6, 2006, Verizon filed six separate petitions requesting similar treatment in the metropolitan statistical areas of Boston, New York, Philadelphia, Pittsburgh, Providence and Virginia Beach. Qwest

also subsequently filed additional petitions for relief from dominant carrier regulation in the metropolitan statistical areas of Denver, Minneapolis-St. Paul, Phoenix and Seattle. PAETEC relies on these regulations as a means to purchase UNEs, and they also serve as a price check on pricing for other wholesale services, such as special access, that PAETEC seeks to purchase at commercially acceptable prices. In December 2007, the FCC denied the forbearance petition filed by Verizon, but the petition filed by Qwest remains pending and its outcome cannot be predicted at this time. If the FCC should grant the Qwest petitions in any of the identified markets, or if the FCC should grant similar petitions by incumbent carriers in the future affecting markets in which PAETEC operates, PAETEC’s ability to purchase wholesale network services from these carriers at prices that would allow PAETEC to achieve its target profit margins in those markets could be materially adversely affected. The FCC’s grant of these petitions also would enable incumbent carriers to compete with their competitors, including PAETEC, more aggressively on price in the affected markets.

•

Interstate Switched Access Regulatory Regime. On October 2, 2007, the FCC released a Notice of Proposed Rulemaking soliciting comments on issues relating to existing federal rules regarding the tariffing practices of local exchange carriers for traffic-sensitive switched access charges. The FCC seeks comment on whether those practices ensure that interstate switched access rates remain just and reasonable under some provisions of the Telecommunications Act. In response to allegations made by interexchange carriers against some local exchange carriers, the FCC also is soliciting comments on whether services those local exchange carriers provide to chat lines, conference bridges or other high volume traffic termination customers result in an overcollection of access charges or violate the Telecommunications Act. Although this FCC proceeding was initiated as a result of certain tariffing practices engaged in by small, rural local exchange carriers that are subject to more stringent regulation than PAETEC, a decision by the FCC that limits the ability of carriers to use some federal practices to file tariffs for their interstate exchange access services, to set rates for those services and to engage in revenue sharing arrangements with their end-user customers may have a significant financial impact on PAETEC’s access revenues.

Interconnection Agreements. In connection with offering local telephone services, PAETEC, through an operating subsidiary, is a party to interconnection agreements with the following incumbent carriers:

•	Citizens, for a portion of PAETEC’s New York and Tennessee markets;

•	ALLTEL, Inc. for a portion of PAETEC’s New York, North Carolina, Pennsylvania and Georgia markets;

•	Embarq for portions of PAETEC’s Florida, North Carolina, Tennessee, Pennsylvania and New Jersey markets;

•	AT&T, for PAETEC’s Connecticut, Illinois, Indiana, Texas and a portion of its California markets;

•

Verizon, for PAETEC’s markets in Virginia, Maryland, the District of Columbia, Delaware, Pennsylvania, New Jersey, Rhode Island, Massachusetts, New Hampshire, North Carolina, South Carolina and Vermont, and for portions of PAETEC’s California, Florida and New York markets; and

•	BellSouth (which has merged with AT&T) for PAETEC’s Florida, Louisiana, Mississippi, Kentucky, Tennessee, Alabama, Georgia, South Carolina and North Carolina markets.

Each interconnection agreement allows PAETEC to enter new markets and to offer telephone service to its current customer base. Each agreement currently permits PAETEC to provide local service on a resale basis or by purchasing all unbundled network elements required to provide local service on a facilities basis, without using its own telecommunications facilities. The terms of each interconnection agreement, including pricing terms agreed to by PAETEC and the incumbent carrier, have been approved by state regulatory authorities, although they remain subject to review and modification by those authorities. The changes generated by the

FCC’s February 2005 Triennial Review Remand Order could trigger “change of law” provisions in these interconnection agreements that would enable the incumbent carriers to seek state regulatory approval for unfavorable changes to the arrangements before their expiration dates. The interconnection agreements do not resolve all operational issues, and PAETEC and the incumbent carriers continue to seek resolution of those issues through arbitration or commercial negotiations.

Other Provisions. Providers of long distance services and other telecommunications services, including PAETEC, also are subject to miscellaneous regulations that, for instance, govern the documentation and verifications necessary to change a customer’s long distance or other service provider or govern protection of customer proprietary network information. Noncompliance with these and other provisions can result in significant administrative fines and penalties.

Federal Regulations Affecting Carrier Services. The FCC currently is reviewing the compensation arrangements that exist between carriers for the use of their respective networks. This pending proceeding could significantly alter the manner in which and the rates that local carriers charge long-distance carriers for the origination and termination of long distance traffic. These charges are known as switched access charges. The proceeding also could significantly alter the manner in which and the rates that facilities-based telecommunications providers, including wireless carriers, charge other facilities-based telecommunications providers to terminate local traffic on the terminating provider’s network. These charges are known as reciprocal compensation. The FCC’s review of these matters will not only re-examine the rules governing the way carriers charge one another, which is referred to as intercarrier compensation, but also the potential effect that changes to the intercarrier compensation regime could have on various federal subsidy programs, such as the Universal Service Fund, the financial impact on the nation’s legacy carrier network infrastructure, and the overall effect changes to intercarrier compensation may have on consumers’ retail rates.

Multiple proposals to reform intercarrier compensation have been submitted to the FCC by various industry groups. The most recent proposal, known commonly as the “Missoula Plan,” was widely anticipated to be the blueprint for nationwide intercarrier compensation reform but its fate remains uncertain. The Missoula Plan creates three classes of carriers and sets forth a timetable for the unification of rates within each respective class. Class 1 consists of the RBOCs and their competitors, including competitive carriers such as PAETEC, wireless, cable and VoIP operators; Class 2 consists of mid-size wireline incumbents; and Class 3 consists of rural telephone companies. If adopted by the FCC, the plan could have a substantial effect on PAETEC’s access revenues, network capital expenditures and costs of sales. The FCC separately has initiated a rulemaking to examine allegations that some carriers are collaborating to increase artificially levels of access traffic they report in order to increase the payments they are eligible to receive from other carriers. PAETEC cannot predict the effect, if any, resulting from the implementation of the Missoula Plan or other pending intercarrier compensation reform proposals. Significant changes to the current rules governing the intercarrier compensation regime could, however, have a material adverse effect on PAETEC’s ability to bill and collect reciprocal compensation and access fees.

As a non-dominant carrier, PAETEC generally is not subject to price or rate of return regulation at the federal level, nor is it required to obtain express FCC authorization for the installation or operation of its domestic network facilities. In 2001, however, the FCC established a benchmark rate policy that, under most circumstances, precludes competitive carriers, such as PAETEC, from charging interexchange carriers for interstate switched access services at rates that are higher than the rates that incumbent carriers may charge for comparable services. Although the FCC’s rules regarding competitive carriers’ access charges are subject to further regulatory revision and judicial review, the benchmark rate policy has decreased PAETEC’s access rates since 2001. The FCC has also imposed restrictions on the rates that competitive carriers may charge incumbent carriers for traffic terminated to Internet service providers.

In general, the FCC benchmark rate policy may prevent PAETEC from raising its access charges with respect to the provision of some carrier services and its reciprocal compensation rates substantially above specified levels. Current FCC policies and regulations also have helped to maintain or reduce the rates that PAETEC’s competitors may charge PAETEC for similar wholesale carrier services. As a result, PAETEC currently is able substantially to pass through cost savings to its network services customers. Nevertheless, the outcome of FCC’s decisions on intercarrier compensation reform and its effect on PAETEC’s business and the businesses of its competitors cannot be predicted.

Federal Regulations Affecting Both Network Services and Carrier Services. The FCC has established a universal service subsidy regime which provides subsidies for the provision of telecommunications and information services to rural and other high-cost areas. Providers of interstate telecommunications services such as PAETEC must pay assessments that fund these subsidies. PAETEC also may be eligible to obtain subsidies for some services that it provides. At this time, PAETEC cannot determine with certainty its net financial responsibility for the Universal Service Fund. The FCC currently is assessing Universal Service Fund contribution payments based on a percentage of each telecommunications provider’s projected interstate and international telecommunications revenue. Carriers are permitted to pass through a specified percentage of their universal service fund contribution assessment to their customers in a manner consistent with FCC billing regulations.

In conjunction with intercarrier compensation reform, the FCC also is addressing ways to revise the manner in which carriers are required to make contributions to the Universal Service Fund. The FCC currently is considering proposals that would base the universal service fund assessment on the number of lines or telephone numbers that a telecommunications carrier actively provides, rather than on a percentage of collected revenue. The objective behind the proposed change is to capture universal service fund revenues from the dynamic and expanding universe of new service providers. In addition, various states maintain, or are in the process of implementing, their own universal service programs. Rising universal service obligations may increase PAETEC’s overall costs. However, the company could benefit from Universal Service Fund program subsidies if it chooses to deploy network infrastructure and services in areas and to customers eligible to receive universal service support. The FCC and state regulatory commissions are continuing to make changes to their universal service rules and policies, and it is difficult to predict how those changes might affect the company.

PAETEC also is subject to a broad array of regulatory requirements that can have cost or operational implications, including protection of customer proprietary information, provision of services to customers with hearing or speech disabilities and associated funding of telecommunications relay services, E-911 capabilities and cooperation with law enforcement officials engaged in lawful communication intercept or monitoring activities.

IP-Enabled Services Proceeding. The FCC has held that cable modem services offered by cable television companies and broadband Internet services offered by digital subscriber line, or DSL, by incumbent carriers should be classified as “information services” and not telecommunications subject to regulation under Title II of the Communications Act. Moreover, the pending regulatory classification of various other IP-based services is currently unclear. In March 2004, the FCC issued a notice of proposed rulemaking seeking comment on how it might categorize various types of IP-based services, for example, by distinguishing IP services that interconnect to the public switched telephone network, or PSTN, or classifying those that are utilized as a true substitute for traditional telephone service. The FCC has yet to reach a conclusion on the issues presented in the IP-Enabled docket, however, numerous ancillary proceedings portend a growing deregulatory trend with regard to IP-based services specifically and broadband service offerings in general. For instance, in March 2006, the FCC granted the forbearance petition of Verizon by operation of law, exempting Verizon’s stand-alone broadband services, such as ATM and Frame Relay services, as well as other packet-switched services, from regulation under Title II of the Communications Act. More recently, on October 12, 2007, the FCC issued an order granting similar but more limited broadband forbearance relief to AT&T, and, on October 24, 2007, issued an order granting similar relief to Citizens Communications Company and Embarq Corporation. The FCC agreed to treat the existing packet-switched broadband telecommunications services and existing optical transmission services of these carriers as non-dominant and no longer subject to some regulatory requirements. Because the FCC issued these orders only recently, the scope of their impact on PAETEC and the telecommunications industry is not yet clear.

It is possible that the FCC may now scale back the broadband forbearance relief previously granted to Verizon in the interest of regulatory parity. A petition similar to those filed by Verizon, AT&T, Citizens and Embarq has been filed by Qwest and is pending. The FCC separately has held that certain IP-based offerings, specifically those that (1) use ordinary customer premises equipment with no enhanced functionality; (2) originate and terminate on the public switched telephone network; and (3) undergo no net protocol conversion and provide no enhanced functionality to end users due to the provider’s use of IP technology, are to be classified at telecommunications services and remain subject to the regulatory framework established under Title II, including the payment of access charges. These and other recent decisions by the FCC together demonstrate that the regulatory classification of many IP-based services remains unclear.

State Regulation

PAETEC provides local telephone service and other intrastate telecommunications services that are subject to the jurisdiction of state regulatory commissions. Regulations by the state public utility commissions in the jurisdictions in which PAETEC operates can affect the provision of its network services and its carrier services.

To provide local and intrastate telecommunications services, PAETEC generally is required to obtain a certificate of public convenience and necessity from the state public utility commission and to comply with applicable state regulations, including, in most states, the requirement to file tariffs setting forth the company’s terms and conditions for providing services. As of September 30, 2007, PAETEC held certificates to provide competitive local telecommunications services in 35 states and the District of Columbia, and held certificates to provide intrastate long distance services in 48 states and the District of Columbia.

Some state public utility commissions also require PAETEC to file periodic reports, pay various regulatory fees and assessments, and comply with state regulations governing quality of service, consumer protection and other similar issues. State public utility commissions also regulate intercarrier compensation rates between local services providers. PAETEC is not currently subject to price cap or rate of return regulation in any of its current or planned markets. The imposition of new regulatory burdens in a particular state may adversely affect the profitability of PAETEC’s services in that state.

Several of the states in which PAETEC operates require public utility commission approval before the transfer of a carrier’s authority to operate within the state, the transfer of its assets to a new entity, or a change in the control of an entity that controls a carrier operating within the state. Some states also regulate a carrier’s issuance of securities or incurrence of debt. PAETEC believes that, as the degree of intrastate competition increases, states will offer the incumbent carriers increasing pricing flexibility. This flexibility may make it easier for the incumbent carriers to price their services aggressively and otherwise compete with PAETEC, which could have a material adverse effect on the company and its revenue.

Local Regulation

PAETEC’s network is subject to numerous local regulations such as building codes, municipal franchise requirements and licensing. Such regulations vary on a city-by-city and county-by-county basis and can affect the company’s provision of both network services and carrier services. In some of the areas where PAETEC provides service, it may be subject to municipal franchise requirements and may be required to pay license or franchise fees based on a percentage of gross revenue or other formula. It is possible that some municipalities that do not currently impose fees could seek to impose fees in the future, and that, following the expiration of existing franchises they could increase fee levels.

Intellectual Property

PAETEC’s ability to compete depends in part upon its proprietary rights in its technology and business procedures and systems. PAETEC relies on a combination of contractual restrictions and copyright, trademark and trade secret laws to establish and protect these proprietary rights. It is the company’s policy to require employees, consultants and, if warranted based on the service to be provided, vendors to execute confidentiality agreements upon the commencement of their relationships with PAETEC. These agreements provide that confidential information developed or made known during the course of a relationship with PAETEC must be kept confidential and not disclosed to third parties except in specific circumstances.

PAETEC considers its trademarks to be of material importance to its business plans. PAETEC has been granted federal trademark or service mark registration for the following marks: PAETEC COMMUNICATIONS, INC. (with logo design), PASSIONATE ABOUT QUALITY, WHERE PHONE SERVICE HAS BECOME AN ART, WHERE COMMUNICATIONS HAS BECOME AN ART, TECPATH, CAMPUSLINK, US LEC and a logo that includes US LEC and VOICE/DATA/INTERNET. Federal registration of trademarks and service marks is effective for an initial period of ten years and is renewable for as long as PAETEC continues to use the marks.

Employees

As of September 30, 2007, PAETEC had approximately 2,300 full-time employees. Of these employees, approximately 1,350 were employed in corporate management and administration and approximately 710 were non-salaried employees. None of its employees is covered by collective bargaining contracts. PAETEC considers its relationships with its employees to be good.

Facilities

PAETEC’s corporate headquarters and one of its network operations centers are located in Fairport, New York. The facility consists of approximately 100,000 square feet of office space, under a 20-year lease expiring in April 2021.

In addition to its corporate headquarters, as of September 30, 2007, PAETEC maintained 78 sales offices, switches, and other operating locations in various locations under leases expiring between January 2008 and December 2015. These facilities contain a total of approximately 730,000 square feet of space and range in area from approximately 600 square feet to approximately 92,000 square feet. The following table lists the locations of PAETEC’s sales offices, switches, and other operating locations as of September 30, 2007:

Alabama Birmingham Mobile California Anaheim Culver City Irvine Los Angeles San Diego Connecticut Hartford Metropolitan Washington, D.C. Washington, D.C. Reston, VA	Florida Daytona Beach Fort Lauderdale Fort Myers Jacksonville Miami Orlando Tampa West Palm Beach Georgia Atlanta Illinois Chicago Kentucky Louisville	Louisiana New Orleans Massachusetts Boston Waltham Maryland Baltimore New Hampshire Manchester New Jersey Cranford Newark Mt. Laurel	New York Albany Buffalo Newburgh Long Island New York City Purchase Rochester Syracuse North Carolina Charlotte Greensboro Raleigh Pennsylvania Bethlehem Conshohocken Philadelphia Pittsburgh	Rhode Island Providence South Carolina Charleston Tennessee Chattanooga Knoxville Memphis Nashville Virginia Norfolk Richmond Sterling

PAETEC intends to lease additional sales offices and network equipment sites as it expands. PAETEC believes that necessary space will be available on a commercially reasonable basis to accommodate its anticipated growth.

Legal Proceedings

From time to time, PAETEC is subject to legal proceedings within the normal course of operations. PAETEC is not a party to any pending legal proceedings that it believes would, individually or in the aggregate, have a material adverse effect on its business, financial condition or results of operations.

MANAGEMENT

Directors and Executive Officers

The table below shows information about our directors and executive officers as of September 30, 2007:

Name	Age	Positions
Arunas A. Chesonis	45	Chairman of the Board, President and Chief Executive Officer
Richard T. Aab	58	Vice Chairman of the Board of Directors
Keith M. Wilson	40	Executive Vice President, Chief Financial Officer and Director
Edward J. Butler, Jr.	47	Executive Vice President and Chief Operating Officer
Charles E. Sieving	35	Executive Vice President, General Counsel and Secretary
Algimantas K. Chesonis	41	Senior Vice President, Chief Accounting Officer and Controller
Robert D. Moore, Jr.	39	Senior Vice President and Chief Information Officer
H. Russell Frisby	56	Director
Tansukh V. Ganatra	64	Director
James A. Kofalt	65	Director
Michael C. Mac Donald	54	Director
William R. McDermott	46	Director
Mark Zupan	48	Director

Arunas A. Chesonis has served as Chairman of the Board, President and Chief Executive Officer of PAETEC Holding since August 2006. Mr. Chesonis has served as Chairman of the Board, President and Chief Executive Officer of PAETEC Corp., of which he was the founder, since its formation in May 1998 and as Chairman of the Board, President and Chief Executive Officer of its principal operating subsidiary, PaeTec Communications, Inc., since July 1998. Mr. Chesonis was appointed as President of ACC Corp. in February 1994 and was elected to its board of directors in October 1994. Mr. Chesonis joined ACC in May 1987 as Vice President of Operations for the U.S. business unit and was named President of ACC Long Distance Corp., or ACC Telecom, in January 1989. Mr. Chesonis also served as President of ACC’s Canadian operations and Managing Director of ACC’s U.K. enterprise. Before he joined ACC, Mr. Chesonis held several positions within Rochester Telephone Corporation, now known as Frontier Communications Corporation, a subsidiary of Citizens Communications Company. Mr. Chesonis holds a B.S. degree in Civil Engineering from the Massachusetts Institute of Technology and an M.B.A. degree from the Simon School of the University of Rochester.

Richard T. Aab has served as Vice Chairman of the Board of Directors of PAETEC Holding since February 2007. Mr. Aab co-founded US LEC in June 1996 and served as its Chairman of the Board of Directors from June 1996 to February 2007. He served as Chief Executive Officer of US LEC from June 1996 until July 1999. In 1982, Mr. Aab co-founded ACC Corp., an international telecommunications company in Rochester, New York. Between 1982 and 1997, he held various positions with ACC, including Chairman of the Board, Chief Executive Officer, President and director. Also during that period, he served as Chairman and director of ACC’s international subsidiaries in Canada, ACC TelEnterprises, Ltd., and the United Kingdom, ACC Long Distance UK Ltd. Mr. Aab is a member of the Board of Trustees of the University of Rochester, the University of Rochester Medical Center, Rochester Institute of Technology and several private corporate entities. Mr. Aab holds a B.S. degree in Economics from Clarkson University.

Keith M. Wilson has served as a director and as Executive Vice President and Chief Financial Officer of PAETEC Holding since August 2006. Mr. Wilson has served as Executive Vice President and Chief Financial Officer of PAETEC Corp. and PaeTec Communications, Inc. since January 2001, and as a director of PAETEC since March 2006. From June 1999 until January 2001, Mr. Wilson served as Vice President and head of the Telecommunications Finance Group at Union Bank of California, where he focused on sourcing and providing capital for telecommunications services companies in the wireline, wireless and data services markets. From March 1998 until May 1999, Mr. Wilson was a Vice President of Merchant Banking and head of Syndicated Finance for First Dominion Capital, based in New York. Mr. Wilson also has held positions with NationsBank from September 1996 until March 1998, Bank of Boston and Fleet Bank. Mr. Wilson serves on the Board of Directors of the Rochester Philharmonic Orchestra. He received a B.A. degree in Political Science from Dickinson College, where he was a Nisbet Scholar, and a M.A. degree in Asian Studies from the University of Michigan.

Edward J. Butler, Jr. has served as Executive Vice President and Chief Operating Officer of PAETEC Holding since February 2007. Mr. Butler has served as the Chief Operating Officer of PaeTec Communications, Inc. since January 2006, and before that he served as Co-Chief Operating Officer beginning in September 2003. Mr. Butler joined PaeTec Communications as a member of the founding officer team in 1998 in the role of President-Wholesale Markets and, in May 2002, his role was expanded to President-Wholesale Markets/Network Services. He possesses more than 20 years of experience in the telecommunications industry. Before joining PAETEC, Mr. Butler served ACC Communications for more than a decade in a number of executive and managerial positions. Mr. Butler serves on the Comptel Alliance CEO Council and is Chairman for Compeer West, a not-for-profit United Way mentoring agency in Western New York.

Charles E. Sieving has served as Executive Vice President, General Counsel and Secretary of PAETEC Holding since February 2007. Mr. Sieving was associated with Hogan & Hartson L.L.P., an international law firm, from October 1998 to February 2007 and served as a partner of that firm from January 2005 to February 2007.

Algimantas K. Chesonis has served as Senior Vice President, Chief Accounting Officer and Controller of PAETEC Holding since March 2007. Mr. Chesonis has served as Senior Vice President and Controller of PAETEC Corp. and PaeTec Communications, Inc. since August 2004 and as Vice President of Finance and Controller of PaeTec Communications from July 1998 to August 2004. In his capacity as Senior Vice President and Controller, Mr. Chesonis has been responsible for all aspects of accounting and financial reporting. Mr. Chesonis previously served as Director of Public Reporting for US Foodservice, Inc. and Audit Manager for PriceWaterhouse, LLP.

Robert D. Moore, Jr. has served as the Senior Vice President and Chief Information Officer of PAETEC Holding since February 2007. Mr. Moore has served in those positions with PaeTec Communications, Inc. since December 2005. Before assuming his current position with PAETEC Holding, Mr. Moore served as Senior Vice President-Information Technology from August 2004 and, beginning in 1998, in various other roles with PaeTec Communications. In his capacity as Senior Vice President and Chief Information Officer, Mr. Moore has been responsible for overseeing operating support systems, systems operations and engineering, and applications development and deployment. Mr. Moore possesses more than 14 years of experience in the telecommunications industry and was employed by ACC Communications before joining PaeTec Communications.

H. Russell Frisby, Jr. has served as a director of PAETEC Holding since February 2007 and as a director of PAETEC Corp. since January 2007. Mr. Frisby has been the partner-in-charge of the Telecom Group of Fleischman and Walsh, L.L.P., a law firm, since March 2006, when he joined the firm. Mr. Frisby’s legal practice focuses on regulatory and corporate matters affecting entities in the communications, energy and technology areas, and for over 20 years he has represented clients in a wide variety of proceedings before the FCC, state utility commissions and federal courts. Before joining Fleischman and Walsh, Mr. Frisby was a partner with Kirkpatrick & Lockhart Nicholson Graham LLP, a law firm, beginning in April 2005. From February 1998 to March 2005, Mr. Frisby was the President, Chief Executive Officer and Acting Chief Legal Officer of the Competitive Telecommunications Association (CompTel) and, before his service in that position, served as Chairman of the Maryland Public Service Commission. Mr. Frisby holds a B.A. degree from Swarthmore College and a J.D. degree from Yale Law School.

Tansukh V. Ganatra has served as a director of PAETEC Holding since February 2007. Mr. Ganatra co-founded US LEC in June 1996, served as a director of US LEC from June 1996 to February 2007 and served as interim Chief Executive Officer of US LEC from November 2006 to February 2007. He served as Chief Executive Officer and Vice Chairman of the board of directors of US LEC from July 1999 until his retirement in December 2001. Mr. Ganatra also served as President and Chief Operating Officer of US LEC from June 1996 until July 1999. From 1987 to 1997, Mr. Ganatra held various positions with ACC Corp., an international telecommunications company in Rochester, New York, including service as its President and Chief Operating Officer. Before joining ACC Corp., Mr. Ganatra held various positions during a 19-year career with Rochester Telephone Corporation, now known as Frontier Communications Corporation, a subsidiary of Citizens Communications Company, culminating with the position of Director of Network Engineering.

James A. Kofalt has served as a director of PAETEC Holding since February 2007 and as a director of PAETEC Corp. since September 1999. From 1995 until he joined the PAETEC board of directors, Mr. Kofalt served as the chairman of the board of directors of Campuslink Communications Systems, Inc., a company that developed and operated telecommunications systems on college and university campuses and that was acquired by PAETEC Corp. in September 1999. In 1995, Mr. Kofalt founded and currently serves as President of KOCOM Communications, Inc., a telecommunications investment company. He also served as chairman of the board of directors of Classic Communications, Inc., a cable operator, before that company filed for protection from creditors under Chapter 11 of the United States bankruptcy code in November 2001. Classic Communications emerged from bankruptcy in January 2003 and currently does business as Cebridge Connections. From 1976 to 1994, Mr. Kofalt held various management positions with Cablevision Systems Corporation, a provider of cable television services, including President, Chief Operating Officer and director. Mr. Kofalt received his B.S. degree from The United States Military Academy at West Point.

Michael C. Mac Donald has served as a director of PAETEC Holding since February 2007. Mr. Mac Donald served as a director of US LEC from April 2003 to February 2007. Mr. Mac Donald held various sales and marketing positions with Xerox Corporation, a provider of document management technology and services, since joining that company in 1977. Since October 2004, he has served as president of Global Accounts and Marketing Operations for Xerox, where he is responsible for directing that company’s largest global accounts, improving the customer experience, corporate marketing, Xerox.com, advertising, worldwide public relations and marketing communications. Mr. Mac Donald is a director of Medifast, Inc., which is engaged in the production, distribution, and sale of weight management and health management consumable products. He also serves on the boards of directors of the Rochester Institute of Technology, the U.S. Chamber of Commerce and the Jimmy V Foundation, and on the board of overseers of Rutgers University. Mr. Mac Donald also is a member of the CMO Council North American Advisory Board.

William R. McDermott has served as a director of PAETEC Holding since February 2007 and as a director of PAETEC Corp. since March 2004. Mr. McDermott is the President and Chief Executive Officer of SAP America, Inc., a subsidiary of SAP AG, a provider of business software solutions. Mr. McDermott serves on the board of directors of the Welfare to Work Partnership, a non-partisan, Washington-based organization. Before joining SAP, Mr. McDermott served as the Executive Vice President, Worldwide Sales Operations of Siebel Systems, as President of Gartner, Inc., a provider of research and analysis on the information technology industry, and on the boards of directors of two subsidiaries of Xerox Corporation. Mr. McDermott received an M.B.A. degree from the J.L. Kellogg Graduate School of Management at Northwestern University and completed the Executive Development Program at the University of Pennsylvania’s Wharton Graduate School of Management. In addition, Mr. McDermott received a B.S. degree in business administration from Dowling College.

Mark Zupan has served as a director of PAETEC Holding since February 2007 and as a director of PAETEC Corp. since May 2006. Mr. Zupan is dean of the William E. Simon Graduate School of Business Administration at the University of Rochester, a position which he has held on a full-time basis since January 1, 2004. Mr. Zupan previously served as dean and professor of economics at the University of Arizona’s Eller College of Management from 1997 to 2003. Before his appointment at the University of Arizona, Mr. Zupan taught at the University of Southern California’s Marshall School of Business, where he also served as associate dean of master degree programs. He was a teaching fellow in Harvard’s Department of Economics while pursuing his doctoral studies at the Massachusetts Institute of Technology, and has been a visiting faculty member at the Amos Tuck School of Business Administration at Dartmouth College. Mr. Zupan holds a B.A. degree in economics from Harvard University and a Ph.D. in economics from the Massachusetts Institute of Technology.

Board of Directors

Size and Composition

PAETEC Holding’s board of directors currently consists of nine directors. The size of the board of directors is determined by resolution of the board of directors, subject to requirements of the restated certificate of incorporation and bylaws.

Under the restated certificate of incorporation and amended and restated bylaws, the number of directors constituting the entire board of directors may not be less than four nor more than 15 directors, except that, under the amended and restated bylaws, until February 28, 2010, which is the third anniversary of the merger date for the combination of PAETEC Corp. and US LEC:

•

the number of “continuing PAETEC directors” serving on the PAETEC Holding board of directors will be maintained at six and the number of “continuing US LEC directors,” each as defined below, serving on the PAETEC Holding board of directors will be maintained at three;

•

the ratio of continuing PAETEC directors to continuing US LEC directors serving on each committee of the PAETEC Holding board of directors, other than the committee of the PAETEC Holding board of directors constituted solely of continuing PAETEC directors (referred to as the “continuing PAETEC directors committee”) and the committee of the PAETEC Holding board of directors constituted solely of continuing US LEC directors (referred to as the “continuing US LEC directors committee”), will be maintained at a two-to-one ratio;

•

all vacancies on the PAETEC Holding board of directors or board committee created by the cessation of service of a continuing PAETEC director for any reason will be filled by a nominee designated to the PAETEC Holding board of directors by the continuing PAETEC directors committee; and

•

all vacancies on the PAETEC Holding board of directors or board committee created by the cessation of service of a continuing US LEC director for any reason will be filled by a nominee designated to the PAETEC Holding board of directors by the continuing US LEC directors committee.

The terms “continuing PAETEC directors” and “continuing US LEC directors” for these purposes mean, respectively, the directors of PAETEC Corp. or US LEC who were appointed or designated to serve as directors of PAETEC Holding as set forth in the PAETEC Corp. and US LEC merger agreement and any other directors of PAETEC Holding who take office after the date of the US LEC merger agreement and before February 28, 2010 who are nominated or designated to the PAETEC Holding board of directors by the continuing PAETEC directors committee or the continuing US LEC directors committee, as applicable.

Until February 28, 2010, any amendments relating to the foregoing PAETEC Holding board and committee representation rights of the continuing PAETEC directors and continuing US LEC directors or any increase in the number of directors that constitute the full PAETEC Holding board of directors that are (1) made by the PAETEC Holding board of directors will require, in addition to any other requirements provided for in the PAETEC Holding restated certificate of incorporation, the approval of the continuing PAETEC directors committee and the continuing US LEC directors committee or (2) made by the PAETEC Holding stockholders will require, in addition to any other requirements provided for in the restated certificate of incorporation, the affirmative vote of the holders of at least 75% in voting power of PAETEC Holding’s outstanding capital stock entitled to vote at an election of directors, voting together as a single class.

The restated certificate of incorporation provides that the PAETEC board of directors is to be divided into three classes of directors, with the classes to be as nearly equal in number as possible.

The restated certificate of incorporation provides that during any period in which the holders of any series of preferred stock have the right to elect additional directors as provided by law or the restated certificate of incorporation, the then otherwise total authorized number of directors of PAETEC will automatically be increased by such specified number of directors, and the holders of such preferred stock will be entitled to elect the additional directors so provided for or fixed by the restated certificate of incorporation.

Classification

The restated certificate of incorporation provides that the PAETEC board of directors will be divided into three classes of directors, other than those with respect to directors who may be elected exclusively by holders of any outstanding series of preferred stock. The three classes, which are required to be as nearly equal in number as possible, are designated Class I, Class II and Class III. As a result, approximately one-third of the board of directors will be elected each year. At the annual meeting of stockholders held on December 18, 2007, the Class I directors were elected for a full term of three years. At the annual meeting of stockholders in 2008, the term of the Class II directors will expire and the Class II directors will be elected for a full term of three years. At the annual meeting of stockholders in 2009, the term of the Class III directors will expire and the Class III directors will be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

Board Committees

In addition to the standing continuing PAETEC directors and continuing US LEC directors committees described above, the board of directors has a standing audit committee and a standing compensation committee.

Audit Committee. The audit committee, which was first constituted immediately before the completion of the US LEC merger and, accordingly, held no meetings during 2006, has consisted since its initial constitution of Mr. Zupan, who serves as chairman, Mr. Ganatra and Mr. Kofalt. The board of directors has determined that each member of the audit committee is an “independent director” eligible for audit committee service under the NASDAQ Marketplace Rules, which are the rules applicable to companies with a class of securities listed on the NASDAQ Stock Market. The board of directors also has determined that Mr. Zupan is an “audit committee financial expert,” as that term is defined in Item 401(h)(2) of the SEC’s Regulation S-K, based on Mr. Zupan’s experience described above, and is “independent” of management within the meaning of the NASDAQ Marketplace Rules.

The audit committee is responsible, among its other duties and responsibilities, for engaging, overseeing, evaluating and replacing the company’s independent registered public accounting firm, pre-approving all audit and non-audit services by the independent registered public account firm, reviewing the scope of the audit plan and the results of each audit with management and the independent registered public accounting firm, reviewing the internal audit function, reviewing the adequacy of the company’s system of internal accounting controls and disclosure controls and procedures, reviewing the financial statements and other financial information included in the company’s annual and quarterly reports filed with the SEC, and exercising oversight with respect to the company’s code of conduct and other policies and procedures regarding adherence with legal requirements. The audit committee’s duties and responsibilities are set forth in its charter, which is available on the company’s web site at www.paetec.com.

Compensation Committee. The compensation committee, which was first constituted immediately before the completion of the US LEC merger and, accordingly, held no meetings during 2006, has consisted since its initial constitution of Mr. McDermott, who serves as chairman, Mr. Frisby and Mr. Mac Donald. The board of directors has determined that each member of the compensation committee is an “independent director” eligible for compensation committee service under the NASDAQ Marketplace Rules.

The compensation committee is responsible for establishing the compensation and benefits of the company’s chief executive office and the other executive officers, monitoring compensation arrangements for executives for consistency with corporate objectives and stockholders’ interests, reviewing and recommending compensation paid to the company’s directors and administering the company’s equity compensation plans. The compensation committee’s duties and responsibilities are set forth in its charter, which is available on the company’s web site at www.paetec.com. To date, the compensation committee has not delegated any of its responsibilities, although pursuant to its charter, the committee may delegate its authority to members of the committee.

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee was an officer or employee of PAETEC or any subsidiary of PAETEC during 2006. There are no interlock relationships as defined in the applicable SEC rules.

Director Independence

PAETEC has identified the following directors as independent directors within the meaning of Rule 10-A3(b)(1) under the Exchange Act and Rule 4200(a)(15) of the NASDAQ Marketplace Rules: Messrs. Frisby, Ganatra, Kofalt, Mac Donald, McDermott and Zupan.

In determining the independence of these individuals, PAETEC considered applicable NASDAQ Marketplace Rules and SEC rules and a variety of other factors, including the following: with respect to Mr. Kofalt, payments made before 2001 by PAETEC Corp. to affiliates of Mr. Kofalt for specified services; and with respect to Mr. Ganatra, his status as a co-founder of US LEC, his service before 2002 as an executive officer of US LEC, his prior consulting arrangements with US LEC, and his service from November 2006 to February 2007 as interim Chief Executive Officer of US LEC.

In accordance with the NASDAQ Marketplace Rules, because PAETEC does not have a nominating committee, director nominees must either be selected, or recommended for the board’s selection, by a majority of the independent directors, as defined under Rule 4200(a)(15) of the NASDAQ Marketplace Rules. Other than the directors identified above as such independent directors, the board of directors has not identified any additional directors serving on the PAETEC board of directors as independent directors for these purposes.

Compensation of Directors

Before completion of the US LEC merger on February 28, 2007, the sole director of PAETEC Holding did not receive any compensation. Following completion of the merger, and thus beginning February 28, 2007, the board of directors approved the following policies relating to the compensation of directors. Directors who are also PAETEC officers or employees would not receive any additional compensation for serving on PAETEC’s board of directors or any of its committees. Each non-employee director would be entitled for his board service to annual fees of $50,000, which would be payable in cash in four equal quarterly installments in arrears. In addition, Mr. Ganatra would be entitled to participate in PAETEC’s health insurance plan in which PAETEC covers a portion of the expenses. Directors would be reimbursed for their reasonable out-of-pocket expenses incurred in connection with their board service.

In October 2007, the compensation committee of the board of directors recommended, and the board of directors approved, the following revised policies relating to the compensation of directors for their service on the board of directors and its committees. Under the new policies, the audit committee chairman will receive annual cash fees of $80,000 and an annual grant of stock options for 10,000 shares of common stock and restricted stock units for 10,000 shares of common stock. The other audit committee members will receive annual cash fees of $60,000 and an annual grant of stock options for 7,000 shares of common stock and restricted stock units for 7,000 shares of common stock. The compensation committee chairman will receive annual cash fees of $70,000 and an annual grant of stock options for 8,000 shares of common stock and restricted stock units for 8,000 shares of common stock. The other compensation committee members will receive annual cash fees of $50,000 and an annual grant of stock options for 5,000 shares of common stock and restricted stock units for 5,000 shares of common stock. The Vice Chairman is entitled for his board service to annual cash fees of $70,000 and an annual grant of stock options for 8,000 shares of common stock and restricted stock units for 8,000 shares of common stock. Directors who are also PAETEC employees do not receive any additional compensation for serving on PAETEC’s board of directors of any of its committees. Each of the foregoing annual equity grants for 2007 was made on October 16, 2007.

All cash fees are payable in four equal quarterly installments in arrears. All equity grants will vest with respect to one-third of the underlying shares of common stock on each of the first, second and third anniversaries of the grant date.

The compensation committee also recommended making a one-time grant of restricted stock units for 40,000 shares of common stock to Mr. Mac Donald to put Mr. Mac Donald in a position comparable to that of the other non-employee directors with respect to receipt of equity-based compensation for service on the board of directors and its committees. Mr. Mac Donald received this one-time grant on October 16, 2007.

Executive Compensation

Compensation Committee Report

The compensation committee of the PAETEC board of directors has reviewed and discussed the compensation discussion and analysis included in this prospectus with PAETEC’s management and, based on that review and discussion, recommended to the board of directors that the compensation discussion and analysis be included in this prospectus.

By the Compensation Committee

William R. McDermott, Chair
H. Russell Frisby, Jr.
Michael C. Mac Donald

Compensation Discussion and Analysis

Overview. PAETEC Holding Corp. was formed in August 2006 for purposes of holding both PAETEC Corp. and US LEC Corp. as wholly-owned subsidiaries following completion of the business combination by merger of those two companies. Before completion of the US LEC merger on February 28, 2007, PAETEC Holding was a newly formed company with no operations. PAETEC Holding did not constitute its board of directors or establish a compensation committee as required under the NASDAQ Marketplace Rules until the completion of the US LEC merger, when it appointed Messrs. McDermott, Frisby and Mac Donald to the compensation committee. In accordance with the US LEC merger agreement and PAETEC’s amended and restated bylaws, Messrs. McDermott and Frisby are directors designated by PAETEC and Mr. Mac Donald is a director designated by US LEC. Although the board of directors of PAETEC approved the PAETEC Holding 2007 Omnibus Incentive Plan in connection with the US LEC merger, the philosophy and objectives of PAETEC’s compensation programs have not yet been determined. The formulation of PAETEC’s compensation philosophy and objectives and the adoption and implementation of PAETEC’s compensation programs will be undertaken by the compensation committee.

As of the date of this prospectus, the only action taken by the compensation committee with respect to executive compensation since the completion of the merger has been to approve the 2007 annual cash bonus plan structure and goals for PAETEC’s executive officers, including the named executive officers included in the tables below. Other than as a result of this action, PAETEC Holding has maintained PAETEC Corp.’s compensation structure and policies. The compensation amounts presented in the compensation tables below represent compensation amounts paid by PAETEC Corp. with respect to its executive officers. Such amounts may not be indicative of future compensation that PAETEC Holding will award to its executive officers.

Incentive Plans. PAETEC expects that the compensation committee will approve equity incentive awards to its executive officers pursuant to the 2007 Omnibus Incentive Plan. In negotiating the US LEC merger agreement, PAETEC Corp. and US LEC agreed that the adoption of an equity plan for PAETEC Holding at the closing of the US LEC merger would facilitate implementation of PAETEC’s future compensation programs. The 2007 Omnibus Incentive Plan was approved by the directors of PAETEC Corp. and US LEC with a view to providing PAETEC’s compensation committee, as administrator of the plan, with the maximum flexibility to structure compensation programs that are consistent with PAETEC’s overall goals and strategic direction and that provide a wide range of incentives to encourage and reward superior performance. The plan’s purpose is to provide incentives to PAETEC’s named executive officers and other employees to expend their maximum effort to improve the company’s operating results primarily by giving plan participants an opportunity to acquire or increase a direct proprietary interest in PAETEC’s future success through their ownership of common stock. A total of 10,000,000 shares of PAETEC common stock are available for issuance under the plan in connection with equity awards. The plan also provides for the grant of performance incentives in the form of cash-based awards.

In administering the plan, the compensation committee has the discretion to determine, for each award period, the portion of each named executive officer’s total compensation that will consist of awards under the plan, the mix of short-term and long-term incentives represented by the awards, the allocation of the awards between equity and cash-based incentives, the forms of the equity awards, and the service-based requirements and performance goals the officer will have to satisfy to receive payment under the awards. PAETEC expects that a portion of each named executive officer’s future total compensation will be delivered in the form of equity in order to align the officer’s interests with the interests of PAETEC’s stockholders. The compensation committee is authorized to make equity awards in the form of stock options, stock appreciation rights, restricted stock and restricted stock units, dividend equivalent rights, performance shares and performance units. The committee’s compensation philosophy will determine the manner in which it exercises its discretion to structure equity awards to achieve the plan’s purpose. All forms of equity awards other than performance shares and units will vest either on the basis of the named executive officer’s satisfaction of performance goals established by the compensation committee or on the basis of the passage of time and the officer’s continued employment. Awards of performance shares and performance units will pay out only if the named executive officer meets specific performance goals established by the committee.

PAETEC expects that a portion of the cash compensation of each PAETEC named executive officer will be performance-based and paid in the form of annual executive incentive bonuses under the company’s annual cash bonus plan. The annual cash bonus plan contemplates that any bonuses or other cash-based awards under the plan will reward the officer for contributions to the company’s achievement of financial success as measured by the attainment of one or more of the types of performance goals listed in the plan. Those performance goals may include, among others, net income, operating earnings, earnings per share, earnings before interest, taxes, depreciation or amortization, or “EBITDA,” sales or revenue growth, return on assets or other return measures, cash flow, market share and working capital targets. The compensation committee approved performance goals for the 2007 fiscal year for some of the named executive officers in May 2007 and for other named executive officers in August 2007. The performance goals set by the compensation committee for these individuals for fiscal year 2007 relate to the achievement of specified EBITDA and customer satisfaction targets. In general, in establishing the goals for any award, the compensation committee has the discretion to determine the achievement of the goals on a consolidated basis or with respect to specified subsidiaries or business units, as well as to compare the performance goals against the company’s business plan for the designated period, the performance of a group of comparative companies, a published index, or a special index approved by the committee.

Impact of Accounting and Tax Treatments on Executive Compensation. PAETEC is required to accrue awards paid to its executive officers as an expense when earned by the officer. SFAS 123R requires PAETEC to recognize compensation expense within its income statement for all share-based payment arrangements, which will include most of the equity awards under the 2007 Omnibus Incentive Plan. The expense will be based on the grant-date fair value of the equity awards granted and, in most cases, will be recognized ratably over the requisite service period.

Section 162(m) of the Internal Revenue Code limits public companies to an annual deduction for federal income tax purposes of $1,000,000 for compensation paid to their chief executive officer and, pursuant to recent interpretations by the Internal Revenue Service, the three most highly compensated executive officers determined at the end of each year. Performance-based compensation is excluded from this limitation. The new incentive plan is designed to permit the compensation committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m).

Retroactive Adjustment of Share Amounts and Exercise Prices

Pursuant to the combination by merger of PAETEC Corp. and US LEC Corp. on February 28, 2007, each outstanding share of Class A common stock of PAETEC Corp. was converted into the right to receive 1.623 shares of the common stock of PAETEC Holding and each outstanding share of US LEC Class A common stock was converted into the right to receive 1.000 share of PAETEC Holding common stock. At the effective time of the US LEC merger on February 28, 2007, each then outstanding option, warrant or other right to acquire common stock of PAETEC Corp. or US LEC, whether or not vested or exercisable at that time, was assumed by

PAETEC Holding and converted into an option, warrant or other right, as applicable, to purchase PAETEC Holding common stock on the same terms and conditions applicable to such option, warrant or right in effect before the merger, including existing vesting and exercisability provisions without any acceleration, except that the number of shares subject to, and (to the extent applicable) the per share exercise price of, the option, warrant or other right were adjusted based on the applicable exchange ratio. All share amounts and exercise prices set forth in this Executive Compensation section have been retroactively adjusted to give effect to these transactions as if they had occurred at the beginning of the periods presented.

Summary Compensation Table

The following summary compensation table shows the compensation paid for 2006 to PAETEC Corp.’s chief executive officer, chief financial officer and each of PAETEC Corp.’s other three most highly compensated executive officers for 2006. We refer to these five executive officers in this prospectus as the “named executive officers.”

Name and Principal Position	Year	Salary ($)	Bonus ($) (1)	Stock Awards ($)		Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (3)	All Other Compensation ($) (4)	Total ($)
Arunas A. Chesonis	2006	500,000	2,500,000	421,914		144,211	245,000	4,400	3,815,525
Chairman, President and Chief Executive Officer

Edward J. Butler	2006	330,000	500,000	421,914	(5)	115,371	168,168	4,400	1,539,853
Executive Vice President and Chief Operating Officer

Keith M. Wilson	2006	330,000	500,000	421,914	(5)	28,842	161,700	4,400	1,446,856
Executive Vice President and Chief Financial Officer

John P. Baron	2006	250,000	200,000	202,988	(5)	115,371	84,375	4,400	857,134
Chief Marketing and Training Officer

Jeffrey L. Burke	2006	250,000	100,000	140,638	(5)	211,332	81,150	4,400	787,520
Executive Vice President, Strategic Markets

(1)	Represents retention bonuses paid in connection with PAETEC’s June 2006 leveraged recapitalization.
(2)	Represents the compensation cost of option awards recognized by PAETEC in 2006, as computed in accordance with SFAS 123R, other than the exclusion of any estimates of forfeitures relating to service-based vesting. For a discussion of the assumptions used in this valuation, see Note 10 to PAETEC’s consolidated financial statements as of and for the year ended December 31, 2006 appearing elsewhere in this prospectus.
(3)	Represents total cash awards paid pursuant to the PAETEC Annual 2006 Bonus Plan, which were paid on August 18, 2006 and February 16, 2007.
(4)	The amounts shown consist of matching contributions by PAETEC pursuant to its 401(k) savings and retirement plan. The incremental cost of perquisites is less than the $10,000 minimum required for disclosure.
(5)	PAETEC Corp. did not recognize any compensation cost during 2006 for the restricted stock awards granted to Messrs. Butler, Wilson, Baron and Burke in August 2006 because the terms of these restricted stock units provided that, if the US LEC merger had not occurred before the outside date specified in the US LEC merger agreement, as amended from time to time, or if the US LEC merger agreement was otherwise terminated prior to such date, the restricted stock units would have expired without delivery of any of the shares subject to the stock units. Because the merger was completed on February 28, 2007, PAETEC has since begun to recognize compensation expense on these awards. The amounts shown represent the compensation cost of stock awards recognized by PAETEC in 2006, as computed in accordance with SFAS 123R, other than the exclusion of any estimate of forfeitures relating to service-based vesting. For a discussion of the assumptions used in this valuation, see Note 10 to PAETEC’s consolidated financial statements as of and for the year ended December 31, 2006 appearing elsewhere in this prospectus.

Grants of Plan-Based Awards Table

The following table presents information with respect to the grants of plan-based awards by PAETEC Corp. to the named executive officers during 2006:

Name	Grant Date	Date of Board of Directors Approval (1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (Target) ($) (2)	All Other Stock Awards: Number of Shares of Stock or Units (#)		Grant Date Fair Value of Stock and Option Awards ($)(5)
Arunas A. Chesonis	6/12/06	6/7/06	248,500	973,800	(3)	2,280,000

Edward J. Butler	6/12/06 8/11/06	6/7/06 8/10/06	164,010 —	973,800 210,990	(3) (4)	2,280,000 906,100

Keith M. Wilson	6/12/06 8/11/06	6/7/06 8/10/06	164,010 —	973,800 178,530	(3) (4)	2,280,000 766,700

John P. Baron	6/12/06 8/11/06	6/7/06 8/10/06	87,500 —	324,600 37,329	(3) (4)	760,000 160,310

Jeffrey L. Burke	6/12/06 8/11/06	6/7/06 8/10/06	87,500 —	324,600 64,920	(3) (4)	760,000 278,800

(1)	The restricted stock units granted pursuant to the PAETEC Corp. Executive Incentive Plan in connection with PAETEC Corp.’s June 2006 leveraged recapitalization were approved by the PAETEC Corp. board of directors on June 7, 2006 subject to consummation of the recapitalization, which occurred on June 12, 2006. The restricted stock units granted pursuant to the PAETEC Corp. 2001 Stock Option and Incentive Plan in connection with the proposed US LEC merger was approved by the PAETEC Corp. board of directors on August 10, 2006 subject to execution of the US LEC merger agreement, which occurred as of August 11, 2006.
(2)	Of this amount, $96,250 and $148,750 were paid to Mr. Chesonis, $69,933 and $98,175 were paid to Mr. Butler, $63,525 and $98,175 were paid to Mr. Wilson, $31,250 and $53,125 were paid to Mr. Baron, and $31,250 and $49,900 were paid to Mr. Burke on August 18, 2006 and February 16, 2007, respectively, in accordance with the PAETEC Annual 2006 Bonus Plan. These amounts are reflected in the Summary Compensation Table above. The PAETEC Annual 2006 Bonus Plan did not provide for a threshold amount and the target amount represents the maximum payable pursuant to the plan.
(3)	Represents restricted stock units granted pursuant to the PAETEC Corp. Executive Incentive Plan.
(4)	Represents restricted stock units granted pursuant to the PAETEC Corp. 2001 Stock Option and Incentive Plan.
(5)	Represents the grant date fair value of stock unit awards granted during 2006, computed in accordance with SFAS 123R.

Narrative Discussion to the Summary Compensation Table and Grants of Plan-Based Awards Table

Severance Agreements. For a discussion of PAETEC Corp.’s senior officer confidentiality, nonsolicitation, noncompetition and severance agreements that were entered into with each of the named executive officers in March 2003 and assumed by PAETEC Holding upon completion of the US LEC merger, see “Narrative Disclosure of Termination and Change in Control Payments” below.

June 2006 Restricted Stock Units. In June 2006, Messrs. Chesonis, Butler and Wilson each received restricted stock units for 973,800 shares of PAETEC Corp. Class A common stock and Messrs. Baron and Burke each received restricted stock units for 324,600 shares of PAETEC Corp. Class A common stock. The restricted stock units vest with respect to all shares subject to the units on the third anniversary of the date of grant, subject to acceleration based upon various termination events, as discussed below. The vesting of each executive’s restricted stock units will continue during the period of the non-competition covenant set forth in the executive’s senior officer confidentiality, nonsolicitation, noncompetition and severance agreements, provided that the executive continues to comply with the covenant. See “Narrative Disclosure of Termination and Change in Control Payments” below.

August 2006 Restricted Stock Units. Messrs. Butler, Wilson, Baron and Burke received restricted stock units for 210,990, 178,530, 37,329 and 64,920 shares, respectively, of PAETEC Corp. Class A common stock in connection with PAETEC Corp.’s execution of the merger agreement with US LEC in August 2006. The terms of these restricted stock units provided that, if the US LEC merger had not occurred before the outside date specified in the US LEC merger agreement, as amended from time to time, or if the US LEC merger agreement was otherwise terminated before such date, the restricted stock units would have expired without delivery of any of the shares subject to the stock units. The restricted stock units will vest with respect to all shares subject to the units on the fourth anniversary of the date of grant.

Annual 2006 Bonus Plan. PAETEC Corp. maintained an annual non-equity bonus plan for the benefit of its corporate officers, including the named executive officers, and all full-time and part-time non-commissioned employees of the company and its subsidiaries. Under the plan, annual financial and operating performance targets were established to determine a company bonus percentage and a maximum company bonus pool for the year. For 2006, these financial and operating performance targets included revenue, earnings before interest, taxes, depreciation and amortization, and other specified items, and capital budget targets.

A standard bonus percentage for each corporate officer, including the named executive officers, was calculated by multiplying the company bonus percentage by a multiple that was based on the executive’s employment classification level within the company. The executive’s standard bonus target was calculated by multiplying the executive’s annual base salary by his standard bonus percentage. The executive’s actual bonus payout, if any, was determined by reference to the standard bonus target, but was based on the individual’s performance toward achievement of individual, departmental and/or corporate goals as outlined by the executive’s supervisor.

On March 14, 2006, Messrs. Chesonis, Butler, Wilson, Baron and Burke were each granted a non-equity incentive plan award subject to the achievement of performance targets pursuant to the bonus plan. The target amounts of the award for Messrs. Chesonis, Butler, Wilson, Baron and Burke were $248,500, $164,010, $164,010, $87,500 and $87,500, respectively, and were based on achievement of targets for 2006 of $580 million of revenue, $90 million of earnings before interest, taxes, depreciation and amortization, and other specified items, and $50 million of capital budget. Progress payments were made by PAETEC Corp. to each named executive officer in accordance with the PAETEC Annual 2006 Bonus Plan on August 18, 2006, and the remaining payments were made on February 16, 2007. These amounts are reflected in the Summary Compensation Table above.

Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth information with respect to the outstanding equity awards at 2006 fiscal year-end for the named executive officers:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
Arunas A. Chesonis	—	—		—	—	973,800	(1)	8,150,706	(2)
	179,687	—		2.38	3/26/07	—		—
	226,062	—		2.16	3/26/12	—		—
	30,430	33,811	(3)	2.04	4/2/08	—		—
	273,883	67,625	(3)	1.85	4/2/13	—		—

Edward J. Butler	—	—		—	—	1,184,790	(1)	9,916,692	(2)
	486,899	—		2.16	3/26/12	—		—
	243,450	81,149	(3)	1.85	4/2/13	—		—

Keith M. Wilson	—	—		—	—	1,152,330	(1)	9,645,002	(2)
	730,349	—		4.01	6/15/11	—		—
	60,862	20,288	(3)	1.85	4/2/13	—		—

John P. Baron	—	—		—	—	361,929	(1)	3,029,346	(2)
	486,899	—		2.16	3/26/12	—		—
	243,450	81,149	(3)	1.85	4/2/13	—		—

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
Jeffrey L. Burke	—	—		—	—	389,520	(1)	3,260,282	(2)
	16,230	—		4.93	3/9/11	—		—
	16,230	—		1.85	11/4/12	—		—
	16,230	—		1.85	3/15/13	—		—
	365,173	121,726	(4)	1.85	3/31/13	—		—
	60,862	20,288	(5)	2.78	9/30/13	—		—

(1)	Represents restricted stock units granted on June 12, 2006 and, for Messrs. Butler, Wilson, Baron and Burke, August 10, 2006. All of the June 12, 2006 restricted stock units will vest on June 12, 2009. All of the August 10, 2006 restricted stock units will vest on August 12, 2010.
(2)	Amount shown is determined by multiplying the value of PAETEC Corp.’s common stock as of December 29, 2006 by the number of units of stock subject to the restricted stock awards.
(3)	The unexercisable, or unvested, portion of these awards vested on March 1, 2007.
(4)	The unexercisable, or unvested, portion of these awards vested on March 31, 2007.
(5)	The unexercisable, or unvested, portion of these awards vested on September 30, 2007.

Option Exercises and Stock Vested

None of the named executive officers exercised any stock options during the 2006 fiscal year or held any stock awards other than stock options that vested during the 2006 fiscal year.

Termination and Change in Control Payments

Each of the named executive officers is eligible to receive payments and other benefits, subject to the conditions described below, pursuant to each executive’s senior officer confidentiality, nonsolicitation, noncompetition and severance agreement with PAETEC Corp. entered into in March 2003 and assumed by PAETEC Holding upon completion of the merger. The terms are identical in each of the agreements. These agreements are referred to as the “severance agreements.” In addition, each of the named executive officers has received option grants that provide for the acceleration of vesting upon a change of control.

Payments and Benefits. For each termination event described below in which the executive is entitled to receive benefits from PAETEC Holding, the executives will also be entitled to continued eligibility for participation in PAETEC Holdings’ benefit and health programs for a period of two years following termination. In addition, the executive will be entitled to a payment during each of the two years after termination of an amount equal to the greater of 40% of the highest annualized base salary described under “Terms of Payments” below, or the maximum amount that the executive would have been eligible to receive under the bonus plan for that year if the bonus year had been completed and all applicable bonus targets had been exceeded at the highest levels. These benefits and payments are included in the estimates set forth below. For purposes of the estimates, PAETEC has assumed the named executive officer is eligible to receive the maximum amount under the Annual 2006 Bonus Plan for purposes of the “Bonus Due,” and an 18% benefits rate for purposes of “Benefits and Health Programs.”

The payments that may be payable to each of the executives under the severance agreements are as follows:

•

Death, Disability, for Cause or for Good Reason. No executive will be entitled to payments or other benefits if the termination results from death or disability, or is for cause or for good reason. As defined in the severance agreements, “cause” means the termination of the executive officer’s employment due to:

•

the executive officer’s material failure or refusal to perform the duties assigned to him, provided that the chief executive officer (or the board of directors, in the case of the chief executive officer)

gives the executive officer written notice of the executive officer’s refusal to perform his duties or to comply with such directives and 20 days to remedy such refusal, so long as the executive officer’s duties and directives are not inconsistent with those of other individuals reporting directly to the chief executive officer or the board of directors, as the case may be;

•

the executive officer’s refusal to follow the reasonable directives of the board of directors or the chief executive officer, provided that the chief executive officer (or the board of directors, in the case of the chief executive officer) gives the executive officer written notice of his refusal to perform such directives and 20 days to remedy such refusal, so long as the directives are not inconsistent with those of other individuals reporting directly to the chief executive officer or the board of directors, as the case may be; or

•	conviction of a felony.

•

Any Reason Other Than Death, Disability, for Cause or for Good Reason. If an executive officer’s employment is terminated for any reason other than death, disability, for cause or for good reason, PAETEC will make payments to the executive for each of the two years after termination of his employment in an amount equal to the highest annualized base salary paid to the executive officer at any time during the one-year period immediately preceding the employment termination date. Assuming a December 31, 2006 termination event, the aggregate payments over the two-year period are estimated to be as follows:

Name	Salary Due	Bonus Due	Benefits and Health Programs	Total Due
Arunas A. Chesonis	$1,000,000	$497,000	$180,000	$1,677,000
Edward J. Butler	$660,000	$328,020	$118,800	$1,106,820
Keith M. Wilson	$660,000	$328,020	$118,800	$1,106,820
John P. Baron	$500,000	$175,000	$90,000	$765,000
Jeffrey L. Burke	$500,000	$175,000	$90,000	$765,000

•

By the Executive for Good Reason or by PAETEC Within One Year of a Change in Control. If an executive officer terminates his employment for “good reason,” or if the employment is terminated by PAETEC at any time within one year following the closing of any specified change in control transaction, PAETEC will be obligated to make payments to the executive officer for each of the two years after termination of his employment in an amount equal to two times the highest annualized base salary paid to the executive at any time during the one-year period immediately preceding the employment termination date. As defined in the severance agreements, termination for “good reason” means termination due to specified assignments having reduced responsibilities, reduced base salary, specified relocation events or voluntary resignation within 90 days following a change in control transaction. Assuming a December 31, 2006 termination event, the aggregate payments over the two-year period are estimated to be as follows:

Name	Salary Due	Bonus Due	Benefits and Health Programs	Total Due
Arunas A. Chesonis	$2,000,000	$497,000	$180,000	$2,677,000
Edward J. Butler	$1,320,000	$328,020	$118,800	$1,766,820
Keith M. Wilson	$1,320,000	$328,020	$118,800	$1,766,820
John P. Baron	$1,000,000	$175,000	$90,000	$1,265,000
Jeffrey L. Burke	$1,000,000	$175,000	$90,000	$1,265,000

On August 11, 2006, PAETEC Corp. amended the senior officer confidentiality, nonsolicitation, noncompetition and severance agreements between it and each of the named executive officers, among other members of senior management, to provide that, if the executive voluntarily resigned from PAETEC within 90 days following the completion of the US LEC merger, the executive would not be entitled to receive a cash severance payment in an amount equal to two times the highest annualized base salary paid to the executive at any time during the one-year period immediately preceding the employment termination date. In consideration for entering into this amendment, PAETEC amended the cash bonus agreements between it and each of these executives described above. Under the amendments, PAETEC terminated the provisions of the June 2006 retention bonuses paid to these executives that required each of the executives to repay 1/36th of the total bonus amount for each calendar month less than 36 calendar months in which the executive remained employed by PAETEC following the bonus payment date.

Terms of Payments. In those years in which an executive is entitled to receive two times his annualized base salary, each regular payroll payment that is due to the executive will be doubled. Payment of the annual bonus amounts will be made in accordance with customary annual bonus payout practices. Accordingly, payment will be made to the executive at the same time and in the same manner as the annual bonus is paid out to employees generally. In any year in which there is no bonus payout to employees generally, the annual bonus amount due to the executive will be paid in full no later than February 1 of the next calendar year.

Equity Compensation. The severance agreements provide that the two-year non-competition period following termination will count as two years of service for purposes of calculating the vested portion of any stock options held by the executive and of the restricted stock units awarded to the executive in June 2006. In addition, the option agreements between PAETEC and each of the executives provide for the immediate acceleration of any unvested portion of the option award upon a change of control. For purposes of the option agreements, a change of control means (1) the sale of all or substantially all of PAETEC’s assets, or the sale of a majority of its outstanding shares, whether by way of merger, consolidation, business combination or otherwise or (2) a tender offer or exchange offer for the ownership of PAETEC’s securities representing more than 50% of the combined voting power of PAETEC’s then outstanding voting securities. The option agreements also provide that, following a change of control, the executive may exercise vested options within ten years of the effective date of the PAETEC Corp. 2001 Stock Option and Incentive Plan, as amended, on March 9, 2001. The US LEC merger did not constitute a change of control transaction for the purposes of these option agreements.

Assuming a December 31, 2006 termination event for purposes of the severance agreements, or a December 31, 2006 change of control for purposes of the executives’ option agreements, the number and value of options that would vest for each executive under the option agreements or be subject to the two-year period of continued vesting under the severance agreements would be as follows:

Name	Number of Options	Value of Options
Arunas A. Chesonis	101,436	$654,939	(1)
Edward J. Butler	81,149	$529,091	(1)
Keith M. Wilson	20,288	$132,278	(1)
John P. Baron	81,149	$529,091	(1)
Jeffrey L. Burke	121,726	$793,654	(2)
Jeffrey L. Burke	20,288	$113,410	(3)

(1)	The value of the options is calculated based upon the difference between an assumed value of PAETEC Corp. common stock on December 31, 2006 of $8.37 per share, and the exercise price of each of the options, or $1.85 for 67,625 of the options and $2.04 for 33,811 of the options. For purposes of triggering events covered by the severance agreements, the options will continue to vest in accordance with the original vesting schedule during the two-year period following the executive’s termination, if the executive continues to meet the conditions set forth below. However, the value of the unvested options on the date of vesting will depend upon the value of PAETEC’s common stock on the date of vesting.

(2)	The value of the options is calculated based upon the difference between an assumed value of PAETEC Corp. common stock on December 31, 2006 of $8.37 per share, and the exercise price of each of the options, or $1.85. For purposes of triggering events covered by the severance agreements, the options will continue to vest in accordance with the original vesting schedule during the two-year period following the executive’s termination, if the executive continues to meet the conditions set forth below. However, the value of the options on the date of vesting will depend upon the value of PAETEC’s common stock on the date of vesting.
(3)	The value of the options is calculated based upon the difference between an assumed value of PAETEC Corp. common stock on December 31, 2006 of $8.37 per share, and the exercise price of each of the options, or $2.78. For purposes of triggering events covered by the severance agreements, the options will continue to vest in accordance with the original vesting schedule during the two-year period following the executive’s termination, if the executive continues to meet the conditions set forth below. However, the value of the options on the date of vesting will depend upon the value of PAETEC Corp.’s common stock on the date of vesting.

Conditions to Receipt of Payments and Benefits. Each of the severance agreements conditions the payments and other benefits described above on continued compliance by the executive officers with a two-year noncompetition and nonsolicitation covenant. These covenants provide that, for a period of two years after the termination or resignation of the executive officer’s employment for any reason, the executive officer will not:

•	solicit or serve any of PAETEC’s clients, customers or employees;

•

direct any business from, or enter into competition with, PAETEC in any line of business in which the company is then conducting operations that generate more than 10% of its total business revenue; or

•

serve as an employee, partner, 10% or greater stockholder, officer, member, manager, director, consultant or other representative of any entity engaged in the activities restricted by the covenants above.

If an applicable final judgment that an executive officer violated the terms of these covenants is obtained, the company may, in addition to all other available remedies, discontinue its provision of the payments and benefits described above, including continued vesting of the applicable equity awards.

Certain Relationships and Related Transactions

Under its charter, which was adopted effective on February 28, 2007, the PAETEC audit committee has the responsibility to review and approve transactions between PAETEC and its subsidiaries, on the one hand, and PAETEC’s directors, director nominees, executive officers, 5% stockholders, and the immediate family members of the foregoing persons. Transactions involving director and executive compensation are subject to oversight, and in some cases approval by the compensation committee.

The following is a summary of certain transactions during 2006 among PAETEC Corp. and the directors, executive officers, beneficial owners of more than 5% of any class of PAETEC Corp.’s then outstanding capital stock who also are or have been directors, executive officers or beneficial owners of more than 5% of PAETEC Holding’s common stock or who are named in the Summary Compensation Table appearing elsewhere in this prospectus. The share amounts in the following summary have not been adjusted to give effect to the exchange ratio applied in connection with the closing of the US LEC merger as described above.

Recapitalization Transactions

In connection with PAETEC Corp.’s leveraged recapitalization completed in June 2006, PAETEC Corp. entered into transactions with the following individuals and entities:

•

PAETEC Corp.’s management stockholders, including Arunas A. Chesonis, Edward J. Butler, Jr., Keith M. Wilson, Algimantas K. Chesonis and Robert D. Moore, Jr., each of whom serves as an executive officer of PAETEC Holding, and John P. Baron and Jeffrey L. Burke, who are the other individuals named in the Summary Compensation Table appearing elsewhere in this prospectus.

•

A group of affiliated investment funds, which we refer to as the “Madison Dearborn Capital Partners group,” which beneficially owned over 10% of PAETEC Corp.’s Class A common stock and Series A convertible preferred stock during all or a portion of 2006 and which beneficially owned more than 5% of PAETEC’s common stock immediately following the completion of the US LEC merger.

•

A group of PAETEC Corp. stockholders that were former stockholders of Campuslink Communications Systems, Inc. before PAETEC Corp. acquired that company in September 1999. These Campuslink stockholders beneficially owned over 10% of PAETEC Corp.’s Class A common stock during a portion of 2006. Alliance Cabletel Holdings, L.P. was one of the Campuslink group stockholders. James A. Kofalt, a director of PAETEC Corp. who serves as a director of PAETEC Holding, is the sole stockholder and president of KOCOM Communications, Inc., the general partner of Alliance Cabletel Holdings.

Conversion of Class B Common Stock. PAETEC Corp. entered into a conversion and exchange agreement dated as of June 8, 2006 with some of the holders of its Class B common stock, including Messrs. Arunas A. Chesonis and Butler. These PAETEC Corp. Class B common stockholders owned as of the date of the agreement substantially all of the 2,635,000 shares of PAETEC Corp. Class B common stock which were then outstanding. Pursuant to PAETEC Corp.’s certificate of incorporation, the Class B common stockholders were entitled to cast 20 votes per share, to elect three members of PAETEC Corp.’s board of directors and to approve specified amendments to PAETEC Corp.’s certificate of incorporation and bylaws. These stockholders, whose votes were cast by Mr. Chesonis pursuant to proxies granted in his favor to vote all of the shares of PAETEC Corp. Class B common stock, collectively owned shares of PAETEC Corp. Class B common stock and Class A common stock representing as of the date of the agreement a majority of the voting power held by all of the outstanding PAETEC Corp. voting securities before the recapitalization.

The conversion and exchange agreement required the PAETEC Corp. Class B common stockholders who signed the agreement to convert or cause the conversion of each share of PAETEC Corp. Class B common stock into one share of PAETEC Corp. Class A common stock upon the completion of the recapitalization transactions. In order to induce the Class B common stockholders to undertake the conversion, and, as a result of the conversion, to surrender the voting control of PAETEC Corp. and the other rights and privileges of the PAETEC Corp. Class B common stock, PAETEC Corp. agreed pursuant to the conversion and exchange agreement to issue to the PAETEC Corp. Class B common stockholders that are parties to the agreement an aggregate of 3,400,000 shares of PAETEC Corp. Class A common stock, which are in addition to the shares of PAETEC Corp. Class A common stock that were to be issued pursuant to the conversion of the PAETEC Corp. Class B common stock. Pursuant to this agreement, as modified, Arunas A. Chesonis received 3,200,000 of the additional shares, Mr. Butler received 19,355 of the additional shares and Mr. Baron and affiliates received 38,710 of the additional shares in January 2007.

Management Compensation Agreements. In June 2006, PAETEC Corp. entered into management compensation agreements with members of its senior management, including each of the PAETEC Holding executive officers identified above, in consideration for their services in connection with the recapitalization transactions and to promote PAETEC Corp.’s continued retention of such management employees following the recapitalization. Under their management compensation agreements, these executive officers received the following upon completion of the recapitalization:

•

Restricted Stock Units for Class A Shares. Messrs. Arunas A. Chesonis, Butler and Wilson each received restricted stock units for 600,000 shares of PAETEC Corp. Class A common stock; Algimantas K. Chesonis received stock units for 100,000 shares of PAETEC Corp. Class A common stock; Mr. Moore received stock units for 200,000 shares of PAETEC Corp. Class A common stock; Mr. Baron received stock units for 200,000 shares of PAETEC Corp. Class A common stock; and Mr. Burke received stock units for 200,000 shares of PAETEC Corp. Class A common stock. The Class A units were issued pursuant to a newly-adopted plan, the PAETEC Corp. Executive Incentive Plan. The restricted stock units vest with respect to all shares subject to the units on the third anniversary of the date of grant, subject to specified conditions. The vesting of each executive’s restricted stock units generally will continue during the period of the non-competition covenant set forth in the executive’s confidentiality, nonsolicitation, noncompetition and severance agreement.

•

Cash Retention Bonuses. In June 2006, cash retention bonuses were paid by PAETEC Corp. in the amount of $2.5 million to Arunas A. Chesonis, $500,000 to Mr. Butler, $500,000 to Mr. Wilson, $100,000 to Algimantas K. Chesonis, $100,000 to Mr. Moore, $200,000 to Mr. Baron and $100,000 to Mr. Burke. The bonuses were paid pursuant to a cash bonus agreement between PAETEC Corp. and each executive. The bonus agreements included a “clawback” feature requiring repayment of 1/36th of the total bonus for each calendar month less than 36 calendar months in which the executive remains employed by PAETEC Corp. following the payment date of the bonus. The clawback feature was terminated in August 2006 to induce the executives to take actions or enter into or consent to agreements related to the execution of the US LEC merger agreement, including amendments to severance agreements and consents to incentive plan amendments that would preclude the completion of the US LEC mergers from triggering potential accelerated payments or accelerated vesting of equity awards held by the executives.

The other individuals serving as executives of PAETEC Corp. during 2006, most of whom continue to serve in executive positions with PAETEC Holding, also were participated in the foregoing transactions.

Agreement Terminations. The management compensation agreements with Messrs. Butler and Baron provide for the termination of their stock rights agreements with PAETEC Corp. and Arunas A. Chesonis. The management compensation agreement with Arunas A. Chesonis and Algimantas K. Chesonis provided for the termination of their stock purchase agreements with PAETEC Corp. These agreements, pursuant to which these executives made their initial investments in PAETEC Corp. before 2000, provided for piggyback registration rights, co-sale rights with respect to certain private transfers by Arunas A. Chesonis, and other stockholder matters. Arunas A. Chesonis also agreed to terminate voting and stockholders’ agreements which entitled him to board representation rights with respect to the PAETEC Corp. board of directors.

The leveraged recapitalization also provided for the termination of specified rights held by Jeffrey P. Sudikoff, who beneficially owned over 10% of PAETEC Corp.’s common stock during 2006, and Christopher E. Edgecomb, who beneficially owned over 5% of PAETEC Corp.’s common stock during 2006, in exchange for the issuance of 420,065 shares and 270,000 shares of PAETEC Corp.’s Class A common stock, respectively, for no additional consideration.

Common Share Repurchase. In June 2006, PAETEC Corp. purchased from some of the former stockholders of Campuslink Communications Systems and some of their affiliates a total of 6,546,526 shares of PAETEC Corp. Class A common stock for $56.9 million in cash, which represented a weighted average purchase price of $8.06 per share. As part of this transaction, PAETEC Corp. purchased 2,347,032 shares of PAETEC Corp. Class A common stock for a total purchase price of $18.3 million from Alliance Cabletel Holdings. In connection with the purchase, the Campuslink stockholders agreed to approve the recapitalization transactions and related transactions and to terminate substantially all of their existing approval rights with respect to the management and capital stock of PAETEC Corp.

Preferred Share Repurchase. As part of the leveraged recapitalization, the Series A preferred stockholders, including Madison Dearborn Capital Partners group, converted a total of 50,045 outstanding shares of Series A preferred stock into 6,672,638 shares of Class A common stock immediately before PAETEC Corp.’s repurchase of the remaining 83,955 outstanding shares of Series A preferred stock, including accrued dividends, for cash. The total cash paid by PAETEC Corp. in connection with the conversion and repurchase was $205.0 million, of which $68.5 million represented the payment of accrued dividends on the converted and repurchased shares of Series A preferred stock. Of the total amount paid, $107.1 million was paid to the Madison Dearborn Capital Partners group to repurchase a total of 44,252 shares of Series A preferred stock and to satisfy associated dividend obligations. A group of affiliated investment funds, which we refer to as “The Blackstone Group,” which beneficially owned more than 10% of PAETEC Corp.’s Class A common stock and Series A convertible preferred stock during all or a portion of 2006 but which beneficially owned less than 5% of PAETEC Holding’s common stock, received total cash payments of $76.5 million to repurchase a total of 31,608 shares of Series A preferred stock and to satisfy associated dividend obligations. CIT Lending Services Corporation, which beneficially owned more than 5% of PAETEC Corp.’s Class A common stock during all or a portion of 2006 but which beneficially owned less than 5% of PAETEC Holding’s common stock immediately following the completion of the US LEC merger, received total cash payments of $4.6 million to repurchase a total of 1,141 shares of Series A preferred stock and to satisfy associated dividend obligations.

Registration Rights. In connection with the recapitalization, PAETEC Corp. entered into a registration rights agreement on July 12, 2006 with a number of its stockholders, including Messrs. Arunas A. Chesonis, Butler, Algimantas K. Chesonis and Baron, Madison Dearborn Partners group, The Blackstone Group and CIT Lending Services. The registration rights agreement provides for the modified continuation of the piggyback and, in some cases, demand registration rights of these stockholders with respect to their PAETEC Corp. common stock, as set forth in agreements of these stockholders that were terminated in connection with the recapitalization as described above under “—Agreement Terminations.”

Stockholders’ Agreement. In connection with the recapitalization, PAETEC Corp. entered into a stockholders’ agreement on June 12, 2006 with a number of its stockholders, including Messrs. Arunas A. Chesonis, Butler, Wilson, Baron and Algimantas K. Chesonis. Under the stockholders’ agreement, which superseded all prior PAETEC Corp. voting and stockholders’ agreements, Arunas A. Chesonis was entitled to designate two individuals for appointment or for nomination for election to the PAETEC Corp. board of directors. The rights of Mr. Chesonis under this agreement, pursuant to which Messrs. Chesonis and Wilson served as PAETEC Corp. directors, terminated immediately before the completion of the US LEC merger. This agreement also provided a member of The Blackstone Group with an option to designate one individual for appointment or for nomination for election to the PAETEC Corp. board of directors before completion of the merger.

Other Transactions

PAETEC employs two siblings of Arunas A. Chesonis. Algimantas K. Chesonis served during 2006 as PAETEC Corp.’s Senior Vice President of Finance and Controller, and Jolanda J. Chesonis served during 2006 as PAETEC Corp.’s Vice President of Human Resources. These individuals have served in substantially identical positions with PAETEC Holding. PAETEC Corp. made total salary and bonus payments to them of $451,263 for 2006, $282,411 for 2005, and $277,668 for 2004. During these periods, PAETEC Corp. also issued to these individuals options to purchase a total of 46,200 shares of PAETEC Corp. common stock at exercise prices ranging from $2.00 to $6.25 per share and restricted stock units representing 114,000 shares of PAETEC Corp. common stock. In addition, from time to time, Pamela A. Chesonis, who is the spouse of Arunas A. Chesonis, performs consulting services relating to network services contracts for PAETEC. For these services, PAETEC Corp. has paid Ms. Chesonis $18,350 for 2006, $13,669 for 2005, and $14,020 for 2004.

On August 10, 2006, the PAETEC Corp. board of directors approved the issuance of restricted stock units for 130,000 shares of PAETEC Corp. common stock to Mr. Butler, 110,000 shares of PAETEC Corp. common stock to Mr. Wilson, 14,000 shares of PAETEC Corp. common stock to Mr. Moore, 14,000 shares of PAETEC Corp. common stock to Mr. Algimantas Chesonis, 23,000 shares of PAETEC Corp. common stock to Mr. Baron and 40,000 shares of PAETEC Corp. common stock to Mr. Burke. All of the shares subject to these restricted stock units will vest on the fourth anniversary of the date of grant.

CIT Lending Services or its affiliate provided commercial lending services to PAETEC Corp. and PAETEC Holding during 2006 and received direct payments of approximately $3.8 million in interest and fees for these services. In addition, PAETEC believes that CIT, as a member of the lending syndicate, has retained an indeterminate portion of the interest and fees paid by PAETEC Corp. under the terminated senior secured credit facilities obtained in June 2006. Interest and fees paid under that facility, including any fees retained by CIT, totaled approximately $28.6 million for 2006.

Independent Registered Public Accounting Firm

Deloitte & Touche LLP has served as PAETEC’s independent registered public accounting firm for fiscal 2006.

Fees

The following table sets forth the aggregate fees billed to PAETEC Corp. by Deloitte & Touche LLP and Deloitte Tax LLP for 2006 and 2005.

	2006	2005
Audit services	$969,000	$1,154,000
Audit-related services	205,000	—
Tax services	51,000	19,000
All other fees	—	7,000

Total	$1,225,000	$1,180,000

Audit Fees. Audit fees include fees for services performed by Deloitte & Touche LLP to comply with standards of the Public Company Accounting Oversight Board (United States) related to the audit and review of our financial statements. The aggregate audit fees billed by Deloitte & Touche LLP include fees related to the Form S-4 filing in connection with the US LEC merger in 2006 and fees related to PAETEC Corp.’s withdrawn initial public offering in 2005.

Audit-Related Fees. Audit-related fees include fees for assurance and related services that are traditionally performed by independent auditors. The audit-related fees shown above were incurred in connection with general non-audit accounting consultation concerning financial reporting, disclosure matters and new accounting pronouncements.

Tax Fees. Tax fees include fees for services performed by Deloitte Tax LLP, except those services related to audits. The tax fees shown above were incurred in connection with the preparation of our tax returns and corporate tax consultations.

All Other Fees. All other non-audit services rendered by Deloitte & Touche LLP related to audits of the company-sponsored 401(k) plan, reviews of our proposed audit committee charter, and consultation with regard to our compliance with Sarbanes-Oxley requirements.

The audit committee of the board of directors considered whether the provision by Deloitte & Touche LLP of services for the fees identified above was compatible with maintaining the independence of such independent accountants.

Pre-Approval Policy

Since February 28, 2007, when PAETEC became subject to SEC rules and NASDAQ Marketplace Rules following the US LEC merger, the audit committee pre-approves all audit and permissible non-audit services provided by PAETEC’s independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information based on PAETEC’s records and filings with the SEC regarding the beneficial ownership of PAETEC common stock outstanding as of November 30, 2007 by:

•	each of PAETEC’s directors;

•

PAETEC’s Chairman, President and Chief Executive Officer, our Executive Vice President and Chief Financial Officer and each of the other three other most highly compensated executive officers of PAETEC Corp. named in the Summary Compensation Table appearing elsewhere in this prospectus;

•	all of PAETEC’s directors and executive officers as a group; and

•	each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of PAETEC’s common stock.

The following information has been presented in accordance with SEC rules and is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, beneficial ownership of a class of capital stock as of any date includes any shares of such class as to which a person, directly or indirectly, has or shares voting power or investment power as of such date and also any shares as to which a person has the right to acquire such voting or investment power as of or within 60 days after such date through the exercise of any stock option, warrant or other right, without regard to whether such right expires before the end of such 60-day period or continues thereafter. If two or more persons share voting power or investment power with respect to specific securities, all of such persons may be deemed to be the beneficial owners of such securities. Information with respect to persons other than the holders listed in the table below that share beneficial ownership with respect to the securities shown is set forth in the notes to the table.

The percentage of shares beneficially owned is based on 102,876,995 shares of common stock outstanding as of November 30, 2007.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (%)(1)
Executive Officers and Directors:
Richard T. Aab(2)	9,125,429	8.8
John P. Baron(3)	371,706	*
Jeffrey L. Burke(4)	215,046	*
Edward J. Butler(5)	293,680	*
Arunas A. Chesonis(6)	8,283,072	8.0
H. Russell Frisby, Jr.	—	—
Tansukh V. Ganatra(7)	2,382,763	2.3
James A. Kofalt(8)	190,673	*
Michael C. Mac Donald(9)	20,000	*
William R. McDermott	—	—
Keith M. Wilson(10)	727,498	*
Mark Zupan(11)	30,431	*
All directors and executive officers as a group (15 persons)(12)	21,789,036	20.5

Principal Stockholders:
Gilder, Gagnon, Howe & Co. LLC(13)	7,029,999	6.8

*	Represents beneficial ownership of less than 1%.
(1)	The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days.

(2)	The information concerning Mr. Aab is based on PAETEC’s records and on information filed with the SEC on Schedule 13D/A on June 4, 2007. Mr. Aab reports that the shares of PAETEC common stock shown as beneficially owned by him include shares held by Melrich Associates, L.P., for which Mr. Aab and his wife are the sole general partners and share voting and dispositive power, and 789,473 shares issuable upon the exercise of warrants that are exercisable as of or within 60 days after November 30, 2007. Mr. Aab’s address is c/o PAETEC Holding Corp., One PAETEC Plaza, 600 Willowbrook Office Park, Fairport, New York 14450.
(3)	The shares of PAETEC common stock shown as beneficially owned by Mr. Baron include 118,818 shares of PAETEC common stock held by trusts for the benefit of Mr. Baron’s children, 19,192 shares of PAETEC common stock held by a trust for which Mr. Baron’s brother serves as trustee and exercises sole voting and investment power, 15 shares of PAETEC common stock held for the benefit of a family foundation for which Mr. Baron’s brother and sister-in-law share voting and investment power and 233,681 shares of PAETEC common stock issuable upon exercise of stock options that are exercisable as of or within 60 days after November 30, 2007.
(4)	The shares of PAETEC common stock shown as beneficially owned by Mr. Burke include 215,046 shares of PAETEC common stock issuable upon exercise of stock options that are exercisable as of or within 60 days after November 30, 2007.
(5)	The shares of PAETEC common stock shown as beneficially owned by Mr. Butler include 293,680 shares issuable upon exercise of stock options that are exercisable as of or within 60 days after November 30, 2007.
(6)	The information concerning Mr. Chesonis is based on PAETEC’s records and on information filed with the SEC on Schedule 13D/A on September 20, 2007. Mr. Chesonis reports that the shares of PAETEC common stock shown as beneficially owned by him include 631,811 shares issuable upon exercise of stock options that are exercisable as of or within 60 days after November 30, 2007. Mr. Chesonis’s address is c/o PAETEC Corp., One PAETEC Plaza, 600 Willowbrook Office Park, Fairport, New York 14450.
(7)	The shares of PAETEC common stock shown as beneficially owned by Mr. Ganatra include 2,382,763 shares as to which Mr. Ganatra has exclusive voting and dispositive power through a stock control agreement with his son.
(8)	The shares of PAETEC common stock shown as beneficially owned by Mr. Kofalt include 188,673 shares issuable upon the exercise of stock options that are exercisable as of or within 60 days after November 30, 2007.
(9)	The shares of PAETEC common stock shown as beneficially owned by Mr. Mac Donald include 20,000 shares issuable upon the exercise of stock options that are exercisable as of or within 60 days after November 30, 2007.
(10)	The shares of PAETEC common stock shown as beneficially owned by Mr. Wilson include 719,098 shares issuable upon exercise of stock options that are exercisable as of or within 60 days after November 30, 2007.
(11)	The shares of PAETEC common stock shown as beneficially owned by Mr. Zupan include 30,431 shares issuable upon exercise of stock options that are exercisable as of or within 60 days after November 30, 2007.
(12)	The shares of PAETEC common stock shown as beneficially owned by all directors and executive officers as a group include 3,262,517 shares which are issuable upon the exercise of stock options and warrants that are exercisable as of or within 60 days after November 30, 2007. Mr. Baron and Mr. Burke were included within the group because they were among the three most highly compensated executive officers of PAETEC Corp. serving on December 31, 2006. Neither Mr. Baron nor Mr. Burke was an executive officer of PAETEC Holding as of November 30, 2007.
(13)	The information concerning Gilder, Gagnon, Howe & Co. LLC, or “Gilder LLC,” is based on information filed with the SEC on Schedule 13G/A on April 10, 2007. Gilder LLC reports that the shares of PAETEC common stock shown as beneficially owned by it include 6,523,683 shares held in customer accounts over which partners and/or employees of Gilder LLC have discretionary authority to dispose of or direct the disposition of the shares, 405,996 shares held in accounts owned by the partners of Gilder LLC and their families, and 100,320 shares held in the account of the profit-sharing plan of Gilder LLC. Gilder LLC’s address is 1775 Broadway, 26th Floor, New York, New York 10019.

DESCRIPTION OF CERTAIN INDEBTEDNESS

We repaid a portion of our outstanding senior indebtedness from the proceeds of the offering of the original notes, as described under “Use of Proceeds” and “Capitalization.” The following summarizes the principal terms of the indebtedness that remain outstanding after our debt repayment.

Senior Secured Credit Facilities

In February 2007, in connection with the completion of the merger, we obtained $850 million of new senior secured credit facilities pursuant to a credit agreement, dated as of February 28, 2007. PAETEC and US LEC used the proceeds of the $800 million term loan facility together with a portion of their cash on hand to refinance substantially all of their senior secured indebtedness and to repurchase all outstanding shares of the US LEC preferred stock.

PAETEC Holding Corp. is the borrower under these facilities. All obligations under the facilities are guaranteed by all of our subsidiaries, including PAETEC Corp., US LEC and their respective subsidiaries.

Following amendment of our credit agreement upon the closing of the offering of the original notes, and the use of the proceeds therefrom and cash on hand to repay $300 million principal amount of term loans under the facilities, our facilities consist of:

•	a term loan facility in a total principal amount of $498 million, all of which is fully drawn; and

•	a revolving credit facility in a total available principal amount of $50 million, none of which is drawn.

The PAETEC loan parties may use the proceeds of loans under the revolving credit facility for working capital, capital expenditures and general corporate purposes. A portion of this facility is available for the issuance of letters of credit to support the operating requirements of the PAETEC loan parties.

We may elect, subject to pro forma compliance by the PAETEC loan parties with a total leverage ratio covenant and other conditions, to solicit the lenders under the credit agreement or other prospective lenders to increase by up to $225 million the total principal amount of borrowings available under the term loan facility. Any such increased borrowings may be used for capital expenditures and general corporate and working capital purposes of the PAETEC loan parties.

The obligations of the PAETEC loan parties under the credit facilities are secured by first-priority liens on, and first-priority security interests in, substantially all of their assets pursuant to a security agreement and a pledge agreement.

The maturity dates are February 28, 2012 for the revolving credit facility and February 28, 2013 for the term loan facility.

We will be required to make scheduled principal payments under the term loan facility, in equal quarterly installments, in an annual amount of $5.0 million during the first 5 1/2 years after the amendment closing date. In addition, we will be required to make principal repayments under the term loan facility from specified excess cash flows from operations and from the net proceeds of specified types of asset sales, debt issuances, and insurance recovery and condemnation events. We may voluntarily prepay the term loan facility without premium or penalty.

Interest accrued on borrowings outstanding under the new credit facilities generally is payable by us on a quarterly basis. Borrowings bear interest, at our option, at an annual rate equal to either a specified “base rate”

plus a margin of 1.50% or LIBOR plus a margin of 2.50%. The margin applicable to loans under the revolving credit facility is subject to specified reductions based on certain reductions in our total leverage ratio. The base rate is equal to a specified prime lending rate or, if higher, the overnight federal funds rate plus 0.50%. Subject to availability and other conditions, PAETEC Holding has the right to select interest periods of 1, 2, 3, 6 or, in the case of revolving credit facility borrowings (subject to the approval of revolving credit lenders), 9 or 12 months for LIBOR loans.

The credit agreement contains customary representations and warranties by the PAETEC loan parties, as well as customary events of default. The credit facilities require the PAETEC loan parties to comply with affirmative and negative covenants customarily applicable to senior secured credit facilities, including covenants restricting the ability of the PAETEC loan parties, subject to specified exceptions, to incur additional indebtedness and additional liens on their assets, engage in mergers or acquisitions or dispose of assets, pay dividends or make other distributions (including prepayments of the notes), voluntarily prepay other indebtedness, enter into transactions with affiliated persons, make investments, change the nature of their businesses and amend the terms of certain other indebtedness (including the notes). The credit agreement will permit the incurrence of $35.0 million of non-recourse debt to acquire PAETEC Holding Corp’s headquarters.

The PAETEC loan parties also are required to satisfy a total leverage ratio under which PAETEC Holding’s ratio of consolidated debt to adjusted consolidated EBITDA (as defined for purposes of the credit agreement) for any measurement period will not be permitted to be greater than 5.00:1.00.

Other Indebtedness

Our other indebtedness at September 30, 2007 totaled approximately $0.1 million and did not include any debt for borrowed money. See Note 5 to PAETEC’s consolidated financial statements appearing elsewhere in this prospectus for information regarding our other indebtedness.

DESCRIPTION OF THE EXCHANGE NOTES

The original notes were, and the exchange notes will be, issued under an indenture (the “Indenture”), dated as of July 10, 2007, among PAETEC Holding Corp., the Subsidiary Guarantors and The Bank of New York, as trustee. A copy of the Indenture is available upon request from the Company.

The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms in the Indenture, which provisions are made a part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. Whenever particular defined terms of the Indenture not otherwise defined herein are referred to, such defined terms are incorporated herein by reference. For definitions of certain capitalized terms used in the following summary, see “—Certain Definitions.” In this description, the “Company” refers only to PAETEC Holding Corp. and not to any of its Subsidiaries.

General—Principal, Maturity and Interest

The Company issued $300,000,000 aggregate principal amount of original notes in the offering. The exchange notes offered as part of the exchange offer are being issued under the Indenture and are substantially identical to the original notes. As a result, we refer to the exchange notes and the original notes collectively as “notes” for purposes of this section. The notes will be senior unsecured obligations of the Company. The notes will mature on July 15, 2015.

Interest on the notes will accrue at the rate shown on the front cover of this prospectus from the date of consummation of this offering or from the most recent interest payment date to which interest had been paid or provided for. Interest on the notes will be payable semi-annually (to holders of record at the close of business on the January 1 or July 1 immediately preceding the interest payment date) on January 15 and July 15 of each year, commencing on January 15, 2008. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months. As described under “—Events of Default,” the Company may be required to pay additional interest under certain circumstances. All references in the Indenture, in any context, to any interest payable on or with respect to the notes will be deemed to include any additional interest payable under such circumstances.

Principal of, premium, if any, and interest on the notes will be payable, and the notes may be exchanged or transferred, at the office or agency of the Company in the Borough of Manhattan, The City of New York, or at the corporate trust office of the trustee, provided, however, that, at the Company’s option, payment of interest may be made by check mailed to the holders at their addresses as they appear in the security register maintained for the notes.

The notes will be issued only in fully registered form, without coupons, in denominations of $1,000 of principal amount and any integral multiple of $1,000. See “—Book-Entry; Delivery and Form.” No service charge will be made for any registration of transfer or exchange of notes, but the Company may require payment of a fee to cover any transfer tax or other similar governmental charge payable in connection with a registration of transfer or exchange.

The Company may, subject to the covenants described below under “—Certain Covenants” and applicable law, issue additional notes (“Additional Notes”) under the Indenture. The notes offered under this prospectus and any Additional Notes subsequently issued would be treated as a single class for all purposes under the Indenture and would be considered “notes” for purposes of the provisions of the Indenture summarized in this prospectus.

Substantially all Subsidiaries of the Company have guaranteed the Company’s obligations under its existing senior secured credit facilities, after obtaining all material authorizations and consents of governmental authorities required for them to do so.

All obligations of the Company under the Indenture (including, without limitation, the Company’s obligations to make payments of principal, interest and premium, if any) with respect to the notes will be guaranteed by each Subsidiary Guarantor for the ratable benefit of each holder of any outstanding note from time to time. Under the Indenture, any amount received by the trustee through the enforcement of any Subsidiary Guarantee will be applied to all outstanding obligations in respect of principal, interest and premium, if any, then owing on the notes.

The Subsidiary Guarantees will be:

•	the joint and several obligations of each Subsidiary Guarantor;

•

effectively junior in right of payment to all existing and future secured debt of the Subsidiary Guarantor (including such Subsidiary Guarantor’s guarantee of all obligations under Credit Agreements), to the extent of the value of the assets securing these obligations;

•	senior in right of payment to all future subordinated Indebtedness, if any, of such Subsidiary Guarantor; and

•	equal in right of payment with all existing and future unsubordinated indebtedness of such Subsidiary Guarantor.

If

(1)    the Company and its Restricted Subsidiaries have sold their ownership interest in a Subsidiary Guarantor such that it ceases to be a Subsidiary of any such entity, or

(2)    a Subsidiary Guarantor has sold all or substantially all its assets,

in each case, in a transaction that complies with the Indenture, then such Subsidiary Guarantor will be released from all of its obligations under its Subsidiary Guarantee. In addition, if the Company designates a Subsidiary Guarantor as an Unrestricted Subsidiary, which the Company may do under certain circumstances, the designated Subsidiary Guarantor will be released from all of its obligations under its Subsidiary Guarantee. See “—Certain Covenants—Limitation on Issuance and Sale of Capital Stock of Restricted Subsidiaries” and “—Consolidation, Merger and Sale of Assets.” If, at any time following the Closing Date, the Subsidiary Guarantors have paid, pursuant to enforcement by the trustee of any Subsidiary Guarantees, the aggregate principal amount of, and accrued and unpaid interest and premium (if any) under, the notes then outstanding and any other amounts due under the Indenture, then, at such time, all of the Subsidiary Guarantors will be discharged from their Subsidiary Guarantees.

The Indenture provides that the obligations of a Subsidiary Guarantor under its Subsidiary Guarantee will be limited to the maximum amount that will result in the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee not to be deemed to constitute a fraudulent conveyance or fraudulent transfer under federal or state law. See “Risk Factors—Risks Related to Investing in the Exchange Notes—Federal and state fraudulent conveyance laws may permit a court to void the notes and the subsidiary guarantees, and, if that occurs, you may not receive any payments on the notes or the subsidiary guarantees.”

Optional Redemption

Prior to July 15, 2011, the Company may, at its option, in whole or in part, at any time or from time to time, redeem any of the notes upon not less than 30 nor more than 60 days’ prior notice mailed by first class mail to each holder’s last address as it appears in the security register, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, but excluding, the applicable date of redemption, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date.

On and after July 15, 2011 and prior to maturity, the Company may, at its option, in whole or in part, at any time or from time to time, redeem any of the notes upon not less than 30 nor more than 60 days’ prior notice mailed by first class mail to each holder’s last address as it appears in the security register. The notes will be redeemable at the following redemption prices (expressed in percentages of principal amount), plus accrued and unpaid interest, if any, to, but excluding, the redemption date (subject to the right of holders of record on the relevant regular record date that is on or prior to the redemption date to receive interest due on an interest payment date), if redeemed during the 12-month period commencing on July 15 of the following years:

Year	Redemption Price
2011	104.750%
2012	102.375%
2013 and thereafter	100.000%

In addition, prior to July 15, 2010, the Company may, at its option, at any time or from time to time, redeem up to 35% of the aggregate principal amount of the notes with the net proceeds from one or more equity offerings of the Company or, if there is a Parent Transaction, Parent at a redemption price of 109.500% of their principal amount, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption; provided, however, that:

•	notes representing at least 65% of the principal amount of the notes initially issued remain outstanding immediately after each such redemption; and

•	notice of each such redemption is mailed within 90 days after the closing of the related equity offering.

In the case of any partial redemption of the notes, the trustee will select the notes for redemption:

•	in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed; or

•

if the notes are not listed, by lot or by such other method as the trustee in its sole discretion deems to be fair and appropriate, except that no note of $1,000 or less, in original principal amount, will be redeemed in part.

If any note is to be redeemed in part, the notice of redemption relating to that note will state the portion of the principal amount of the note to be redeemed. A new note in principal amount equal to the unredeemed portion of the note will be issued in the name of the holder upon cancellation of the original note.

No Sinking Fund

There will be no sinking fund payments for the notes.

Registration Rights

Under the Registration Rights Agreement, we agreed to file this registration statement, which we refer to as “the exchange offer registration statement,” under the Securities Act relating to this exchange offer.

The Registration Rights Agreement provides that unless the exchange offer would not be permitted by applicable law or SEC policy we will (1) use our commercially reasonable efforts to file the exchange offer registration statement with the SEC, (2) use our commercially reasonable efforts to have the exchange offer registration statement declared effective by the SEC on or prior to 180 days after the issue date, (3) upon the effectiveness of the exchange offer registration statement, commence the exchange offer and (4) if obligated pursuant to the terms of the Registration Rights Agreement, file a shelf registration statement on or prior to 90 days after such filing obligation arises and use our reasonable best efforts to cause the shelf registration statement to be declared effective by the SEC on or prior to 180 days after the obligation arises. We will be obligated to use our reasonable best efforts to keep such shelf registration statement continuously effective, supplemented and amended until the second anniversary of the effective date of the shelf registration statement or such shorter period that will terminate when all notes covered by the shelf registration statement have been sold pursuant thereto. A holder of original notes that sells its original notes pursuant to the shelf registration statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such holder (including certain indemnification and contribution obligations).

Ranking of notes

The notes rank:

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effectively junior in right of payment to all of the Company’s existing and future secured debt, including the Company’s obligations under Credit Agreements, to the extent of the value of the assets securing such debt;

•	equal in right of payment with all of the Company’s existing and future unsubordinated Indebtedness; and

•	senior in right of payment to all of the Company’s future subordinated Indebtedness, if any.

To the extent that Subsidiaries of the Company are not Subsidiary Guarantors, creditors of such Subsidiaries, including trade creditors, and preferred stockholders, if any, of such Subsidiaries generally will have priority with respect to the assets and earnings of such Subsidiaries over the claims of creditors of the Company, including holders of the notes. The notes, therefore, will be effectively subordinated in right of payment to the claims of creditors, including trade creditors, and preferred stockholders, if any, of Subsidiaries of the Company formed or acquired in the future that are not Subsidiary Guarantors.

As of September 30, 2007, after giving effect to the offering and the use of the net proceeds to repay loans under the Company’s existing senior secured term loan credit facility, the Company and its subsidiaries had outstanding $796.8 million of Senior Indebtedness, $496.8 million of which was secured indebtedness. In addition, the Company had $50 million of borrowings available under Credit Agreements, subject to certain conditions.

Certain Covenants

Limitation on Indebtedness

The Company will not, and will not permit any Restricted Subsidiary to, Incur any Indebtedness (other than the notes or for Additional Notes under the terms of the Indenture and the Registration Rights Agreement, and any other Existing Indebtedness); provided, however, that the Company and any Subsidiary Guarantor may Incur Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Consolidated Leverage Ratio of the Company would be greater than zero and less than 5.5:1.0.

Notwithstanding the foregoing, the Company and any Restricted Subsidiary (except as specified below) may Incur each and all of the following:

(1)    Indebtedness incurred under Credit Agreements outstanding at any time in an aggregate principal amount not to exceed $775 million, less the aggregate amount of all Net Cash Proceeds of Asset Sales applied to permanently repay any such Indebtedness pursuant to the covenant described below under “—Limitation on Asset Sales”;

(2)    Indebtedness owed:

(A)    to the Company; or

(B)    to any Restricted Subsidiary; provided, however, that any such Indebtedness of the Company or a Subsidiary Guarantor owing to a Restricted Subsidiary that is not a Subsidiary Guarantor is expressly subordinated in right of payment to the notes or the Subsidiary Guarantee, as the case may be; provided, further, that any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company, another Restricted Subsidiary or the holder of a Lien permitted by the Indenture) will be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (2);

(3)    Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, then outstanding Indebtedness (other than Indebtedness Incurred under clause (1), (2), (4) or (10) of this paragraph) and any refinancings thereof in an amount not to exceed the amount so refinanced or refunded (plus premiums, accrued interest, fees and expenses); provided, however, that Indebtedness the proceeds of which are used to refinance or refund the notes or Indebtedness that is pari passu in right of payment with, or subordinated in right of payment to, the notes shall only be permitted under this clause (3) if:

(A)    in case the notes or any Subsidiary Guarantees are refinanced in part or the Indebtedness to be refinanced is pari passu in right of payment with the notes or any Subsidiary Guarantees, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made pari passu in right of payment with, or subordinate in right of payment to, the remaining notes or such Subsidiary Guarantees, as applicable;

(B)    in case the Indebtedness to be refinanced is subordinated in right of payment to the notes or any Subsidiary Guarantee, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the notes or such Subsidiary Guarantee, as applicable, at least to the extent that the Indebtedness to be refinanced is subordinated in right of payment to the notes or such Subsidiary Guarantee, as applicable; and

(C)    such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced or funded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded; and provided, further, that in no event may the Company’s Indebtedness be refinanced by means of any Indebtedness of any of its Restricted Subsidiaries pursuant to this clause (3);

(4)    Indebtedness:

(A)    under Currency Agreements and Interest Rate Agreements; provided, however, that such agreements are:

(i)    designed to protect the Company or the Restricted Subsidiaries against fluctuations in foreign currency exchange rates or interest rates and not for speculative purposes; and

(ii)    do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder; or

(B)    arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any of the Company’s obligations or those of any of its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the purchase or disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by the Company or any Restricted Subsidiary, as applicable, in connection with such purchase or disposition;

(5)    Indebtedness of the Company and Guarantees thereof, to the extent the net proceeds thereof are promptly:

(A)    used to purchase notes tendered in an Offer to Purchase made as a result of a Change of Control; or

(B)    deposited to defease the notes as described below under “Defeasance”;

(6)    Guarantees of the notes and Guarantees by the Company or any Restricted Subsidiary of Indebtedness of the Company or another Restricted Subsidiary that was permitted to be Incurred by another provision of this covenant; provided that if the Indebtedness being Guaranteed is subordinated in right of payment to the notes or a Subsidiary Guarantee, then such Guarantee shall be subordinated in right of payment to the notes or such Subsidiary Guarantee to the same extent as the Indebtedness Guaranteed; and provided, further, that only the Company and Subsidiary Guarantors may Guarantee Indebtedness Incurred pursuant to the first paragraph of this covenant;

(7)    Indebtedness Incurred to finance or refinance the cost (including the cost of design, development, acquisition, construction, installation, improvement, transportation or integration and all transaction costs related to the foregoing) to acquire equipment, inventory or network assets (including acquisitions by way of Capitalized Lease Obligations and acquisitions of the Capital Stock of a Person that becomes a Restricted Subsidiary to the extent of the fair market value of the equipment, inventory or network assets so acquired, plus goodwill associated therewith) by the Company or a Restricted Subsidiary after the Closing Date; provided, however, that the aggregate principal amount of such Indebtedness outstanding at any time may not exceed the greater of $35 million and 3.5% of Total Assets at the time of Incurrence;

(8)    Non-Recourse Indebtedness of the Mortgage Subsidiary Incurred to finance the purchase of the Company’s headquarters buildings and related real and personal property in an aggregate principal amount not to exceed $35 million (and Non-Recourse Indebtedness of the Mortgage Subsidiary issued in exchange for, or the net proceeds of which are used to refinance or refund, then outstanding Indebtedness Incurred pursuant to this clause (8));

(9)    Acquired Indebtedness; provided, however, that after giving effect to the Incurrence of such Indebtedness pursuant to this clause (9) and the related acquisition transaction, either (a) the Company would have been able to Incur $1.00 of Indebtedness under the first paragraph of this covenant or (b) the Company’s Consolidated Leverage Ratio would not be greater than such ratio immediately prior to such acquisition transaction;

(10)    Indebtedness under Shareholder Subordinated Notes; and

(11)    Indebtedness (in addition to Indebtedness permitted under clauses (1) through (10) above) in an aggregate principal amount outstanding at any time not to exceed $25 million.

Notwithstanding any other provision of this “Limitation on Indebtedness” covenant, the maximum amount of Indebtedness that the Company or a Restricted Subsidiary may Incur pursuant to this “Limitation on Indebtedness” covenant shall not be deemed to be exceeded with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

For purposes of determining any particular amount of Indebtedness under this “Limitation on Indebtedness” covenant:

(1)    Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount of Indebtedness shall not be included; and

(2)    any Liens granted pursuant to the equal and ratable provisions referred to in the “Limitation on Liens” covenant shall not be treated as Indebtedness.

For purposes of determining compliance with this “Limitation on Indebtedness” covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses, the Company, in its sole discretion, shall classify, and from time to time may reclassify, such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses; provided, however, that the Company need not classify such item of Indebtedness solely by reference to one provision permitting such Indebtedness, but instead may classify such item of Indebtedness in part by reference to one such provision and in part by reference to one or more other provisions of this covenant; provided, further, that Indebtedness under Credit Agreements outstanding on the Closing Date will be deemed to have been Incurred on such date in reliance on the exception provided by clause (1) of the second paragraph of this covenant.

Neither the Company nor any Subsidiary Guarantor will Incur any Indebtedness that pursuant to its terms is subordinated or junior in right of payment to any Indebtedness unless such Indebtedness is subordinated in right of payment to the notes or the relevant Subsidiary Guarantee, as applicable, to the same extent; provided that Indebtedness will not be considered subordinated or junior in right of payment to any other Indebtedness solely by virtue of being unsecured or secured to a greater or lesser extent or with greater or lower priority.

Limitation on Restricted Payments

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly:

(1)    declare or pay any dividend or make any distribution on or with respect to its Capital Stock (other than (A) dividends or distributions payable solely in shares of the Company’s Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to acquire shares of such Capital Stock (other than Disqualified Stock); and (B) pro rata dividends or distributions on Common Stock of Restricted Subsidiaries held by minority stockholders) held by Persons other than the Company or any Restricted Subsidiary;

(2)    purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of:

(A)    the Company or an Unrestricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Person; or

(B)    a Restricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Affiliate of the Company (other than a Wholly Owned Restricted Subsidiary) or any holder (or any Affiliate of such holder) of 5% or more of the Company’s Capital Stock;

(3)    make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of any Indebtedness that is subordinated in right of payment to the notes or any Subsidiary Guarantee (other than Indebtedness Incurred under clause (2) of the second paragraph of the “Limitation on Indebtedness” covenant); or

(4)    make any Investment, other than a Permitted Investment, in any Person;

(such payments or any other actions described in clauses (1) through (4) above being collectively called “Restricted Payments”) if, at the time of, and after giving effect to, the proposed Restricted Payment:

(A)    a Default or Event of Default shall have occurred and be continuing;

(B)    the Company could not Incur at least $1.00 of Indebtedness under the first paragraph of the “Limitation on Indebtedness” covenant; or

(C)    the aggregate amount of all Restricted Payments (the amount, if other than in cash, to be determined in good faith by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a board resolution) made after the Closing Date shall exceed the sum of:

(i)    the amount by which Consolidated EBITDA of the Company exceeds 140% of Consolidated Interest Expense of the Company, in each case determined on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the fiscal quarter in which the Closing Date occurs and ending on the last day of the last fiscal quarter preceding the Transaction Date for which reports have been filed with the SEC or provided to the trustee pursuant to the “SEC Reports and Reports to Holders” covenant; plus

(ii)    the aggregate Net Cash Proceeds and the fair market value of all non-cash proceeds received by the Company after the Closing Date from the issuance and sale permitted by the Indenture of its Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary of the Company, including an issuance or sale permitted by the Indenture of Indebtedness of the Company for cash subsequent to the Closing Date upon the conversion of such Indebtedness into the Company’s Capital Stock (other than Disqualified Stock), or from the issuance to a Person who is not a Subsidiary of the Company of any options, warrants or other rights to acquire Capital Stock of the Company (exclusive of any Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the notes); plus

(iii)    an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) in any Person resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary, or from the Net Cash Proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Adjusted Consolidated Net Income), or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investments” ), not to exceed, in each case, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

The foregoing provision shall not be violated by reason of:

(1)    the payment of any dividend within 60 days after the date of declaration thereof if, at such date of declaration, such payment would comply with the foregoing paragraph;

(2)    the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the notes or any Subsidiary Guarantee, including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (3) of the second paragraph of the “Limitation on Indebtedness” covenant;

(3)    the repurchase, redemption or other acquisition of the Company’s Capital Stock or that of an Unrestricted Subsidiary (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the proceeds of a substantially concurrent offering of, shares of Capital Stock (other than Disqualified Stock) of the Company (or options, warrants or other rights to acquire such Capital Stock);

(4)    the making of any principal payment or the repurchase, redemption, retirement, defeasance or other acquisition for value of any Indebtedness which is subordinated in right of payment to the notes or any Subsidiary Guarantee in exchange for, or out of the proceeds of a substantially concurrent sale of, shares of Capital Stock (other than Disqualified Stock) of the Company (or options, warrants or other rights to acquire such Capital Stock);

(5)    payments or distributions to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the Company’s property and assets;

(6)    Investments in any Person the primary business of which is related, ancillary or complementary to the Company’s business and that of the Restricted Subsidiaries on the date of such Investments; provided, however, that the aggregate amount of Investments made pursuant to this clause (6) does not exceed the sum of:

(A)    $30 million, plus

(B)    the amount of Net Cash Proceeds and the fair market value of all non-cash proceeds received by the Company after the Closing Date from the sale of Capital Stock (other than Disqualified Stock) of the Company (or options, warrants or other rights to acquire such Capital Stock) to a Person who is not a Subsidiary of the Company, except to the extent such Net Cash Proceeds or non-cash proceeds are used to make Restricted Payments pursuant to clause (4)(C)(ii) of the first paragraph of this “Limitation on Restricted Payments” covenant, or clause (3), (4) or (7) of this paragraph, plus

(C)    the net reduction in Investments made pursuant to this clause (6) resulting from distributions on or repayments of such Investments or from the Net Cash Proceeds or non-cash proceeds from the sale of any such Investment (except in each case to the extent any such distributions, repayments or proceeds are included in the calculation of Adjusted Consolidated Net Income) or from such Person becoming a Restricted Subsidiary (valued in each case as provided in the definition of “Investments”), provided, however, that the net reduction in any Investment shall not exceed the amount of such Investment;

(7)    Investments acquired in exchange for Capital Stock (other than Disqualified Stock) of the Company (or options, warrants or other rights to acquire such Capital Stock), except to the extent such Investments have been used to make Restricted Payments pursuant to clause (4)(C) (ii) of the first paragraph of this “Limitation on Restricted Payments” covenant;

(8)    payments of cash in lieu of fractional shares of the Company’s Capital Stock in an aggregate amount not to exceed $250,000;

(9)    Restricted Payments in addition to the Restricted Payments permitted by the other clauses of this paragraph, in an aggregate amount not to exceed $25 million;

(10)    the repurchase, redemption or other acquisition of the Company’s Capital Stock (or options, warrants or other rights to acquire such Capital Stock) or the payment of any dividend to Parent in order to fund the repurchase, redemption or other acquisition of Capital Stock of Parent (or options, warrants or other rights to acquire such Capital Stock) from Persons who are or were formerly the directors, officers or employees of Parent, the Company or any of the Company’s Restricted Subsidiaries, provided, however, that (x) the only consideration paid by the Company or any Restricted Subsidiary in respect of such redemptions, repurchases or other acquisitions for value shall be cash and Shareholder Subordinated Notes, and (y) the sum of (I) the aggregate amount paid by the Company or any Restricted Subsidiary in cash in respect of all such redemptions, repurchases or other acquisitions for value pursuant to this clause (10) plus (II) the aggregate amount of all cash payments made on all Shareholder Subordinated Notes shall not exceed $10 million;

(11)    the purchase, redemption, retirement or other acquisition for value of Capital Stock of the Company (or options, warrants or other rights to acquire such Capital Stock) (A) in exchange for other Capital Stock of the Company (or options, warrants or other rights to acquire such Capital Stock), including in connection with a Benefit Plan Exchange Offer, (B) upon the conversion of Preferred Stock or the exercise, exchange or conversion of options, warrants or other rights to acquire Capital Stock of the Company, or (C) tendered to the Company by a holder of Capital Stock of the Company in settlement of indemnification or similar claims by the Company against such holder, so long as no cash or other consideration is paid to such holder in connection with such purchase, redemption or other acquisition for value (unless otherwise independently permitted under another provision of this “Limitation on Restricted Payments” covenant);

(12)    the declaration and payment of dividends to holders of Disqualified Stock of the Company issued in compliance with the covenant described under “—Limitation on Indebtedness” to the extent such dividends are included in the definition of “Consolidated Interest Expense”;

(13)    Permitted Payments to Parent; and

(14)    the purchase, redemption, retirement or other acquisition for value of Capital Stock of the Company (or options, warrants or other rights to acquire such Capital Stock) tendered by the holder thereof in payment of withholding or other taxes relating to the vesting, delivery, exercise, exchange or conversion of options, restricted stock, restricted stock units, warrants or other rights relating to, or representing rights to acquire, Capital Stock of the Company;

provided further, however, that, except in the case of clauses (1), (3), (4), (7), (11), (13) and (14) of this paragraph, no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein.

Each Restricted Payment permitted pursuant to the preceding paragraph (other than the Restricted Payment referred to in clause (2) thereof, an exchange of Capital Stock (or options, warrants or other rights to acquire Capital Stock) for Capital Stock (or options, warrants or other rights to acquire Capital Stock) or Indebtedness referred to in clause (3), (4), (11) or (14) thereof and an Investment referred to in clause (6) or (7) thereof), and the Net Cash Proceeds and the fair market value of non-cash proceeds from any issuance of Capital Stock referred to in clauses (3), (4), (6) and (7) thereof, shall be included in calculating whether the conditions of clause (C) of the first paragraph of this “Limitation on Restricted Payments” covenant have been met with respect to any subsequent Restricted Payments. In the event the proceeds of an issuance of the Company’s Capital Stock or options, warrants or other rights to acquire such Capital Stock are used for the redemption, repurchase or other acquisition of the notes, or Indebtedness that is pari passu in right of payment with the notes, then the Net Cash Proceeds of such issuance shall be included in clause (C) of the first paragraph of this “Limitation on Restricted Payments” covenant only to the extent such proceeds are not used for such redemption, repurchase or other acquisition of Indebtedness.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction of any kind on the ability of any Restricted Subsidiary to:

(1)    pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by the Company or any other Restricted Subsidiary;

(2)    pay any Indebtedness owed to the Company or any other Restricted Subsidiary;

(3)    make loans or advances to the Company or any Restricted Subsidiary; or

(4)    transfer any of its property or assets to the Company or any other Restricted Subsidiary.

The foregoing provisions shall not restrict any encumbrances or restrictions:

(1)    existing on the Closing Date or any other agreements in effect on the Closing Date, and any amendments, modifications, extensions, refinancings, renewals or replacements of such agreements; provided, however, that the encumbrances and restrictions in any such amendments, modifications, extensions, refinancings, renewals or replacements, taken as a whole, are not materially more restrictive (as determined by the Company) than those encumbrances or restrictions that are then in effect and that are being amended, modified, extended, refinanced, renewed or replaced;

(2)    existing under or by reason of applicable law or required by any regulatory authority having jurisdiction over the Company or any Restricted Subsidiary;

(3)    existing with respect to any Person or the property or assets of such Person acquired by the Company or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired, and any amendments, modifications, extensions, refinancings, renewals or replacements of such encumbrances or restrictions; provided, however, that the encumbrances and restrictions in any such amendments, modifications, extensions, renewals or replacements, taken as a whole, are not materially more restrictive (as determined by the Company) than those encumbrances or restrictions that are then in effect and that are being amended, modified, extended, refinanced, renewed or replaced;

(4)    in the case of clause (4) of the first paragraph of this “Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” covenant:

(A)    that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset;

(B)    existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on any of the property or assets of the Company or a Restricted Subsidiary not otherwise prohibited by the Indenture; or

(C)    arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, reduce the value of the property or assets of the Company or a Restricted Subsidiary in any manner material to the Company or such Restricted Subsidiary;

(5)    with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary;

(6)    contained in the terms of any Indebtedness or any agreement pursuant to which such Indebtedness was issued if:

(A)    the encumbrance or restriction either:

(i)    applies only in the event of a payment default or non-compliance with respect to a financial covenant contained in such Indebtedness or agreement; or

(ii)    is contained in a Credit Agreement;

(B)    the encumbrance or restriction is not materially more disadvantageous to the holders of the notes than is customary in comparable financings (as determined by the Company); and

(C)    the Company determines on the date of the Incurrence of such Indebtedness that any such encumbrance or restriction would not be expected to materially impair the Company’s ability to make principal or interest payments on the notes;

(7)    arising from customary provisions in joint venture agreements and other agreements entered into in the ordinary course of business;

(8)    pursuant to the notes and the Subsidiary Guarantees and any exchange notes and Subsidiary Guarantees exchanged therefor or for Additional Notes and the related Subsidiary Guarantees to be issued pursuant to the Indenture and the Registration Rights Agreement;

(9)    imposed on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(10)    imposed in connection with purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature specified in clause (4) above on the property so acquired;

(11)    contained in the terms of any Indebtedness of any Restricted Subsidiary that is Incurred as permitted pursuant to the “Limitation on Indebtedness” covenant;

(12)    imposed in connection with any Investment not prohibited by the “Limitation on Restricted Payments” covenant and or in connection with any Permitted Investment; or

(13)    contained in the terms of any Secured Indebtedness otherwise permitted to be Incurred pursuant to the “Limitation on Indebtedness” and “Limitation on Liens” covenants that limit the right of the debtor to dispose of the assets securing such Secured Indebtedness.

Nothing contained in this “Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” covenant shall prevent the Company or any Restricted Subsidiary from:

(1)    creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the “Limitation on Liens” covenant; or

(2)    restricting the sale or other disposition of the Company’s property or assets or the property or assets of any of its Restricted Subsidiaries that secure the Company’s Indebtedness or the Indebtedness of any of its Restricted Subsidiaries.

Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries

The Company will not sell, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to acquire shares of such Capital Stock) except:

(1)    to the Company or a Wholly Owned Restricted Subsidiary;

(2)    issuances of director’s qualifying shares or sales to foreign nationals of shares of Capital Stock of Foreign Restricted Subsidiaries, to the extent required by applicable law;

(3)    if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the “Limitation on Restricted Payments” covenant if made on the date of such issuance or sale;

(4)    issuances or sales of Common Stock of a Restricted Subsidiary, provided, however, that the Company or such Restricted Subsidiary applies the Net Cash Proceeds, if any, of any such sale in compliance with the “Limitation on Asset Sales” covenant; and

(5)    issuances to employees of PAETEC Software Corp. of shares (and options, warrants and other rights to acquire or purchase shares) of the Capital Stock of PAETEC Software Corp. pursuant to employee incentive plans in an aggregate amount, calculated on an as-converted basis, not to exceed at any time 10% of the number of shares of Capital Stock of PAETEC Software Corp. then issued and outstanding, so long as PAETEC Software Corp. is a Subsidiary Guarantor.

Limitation on Transactions With Affiliates

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with a Related Person or with any Affiliate of the Company or any Restricted Subsidiary, except upon fair and reasonable terms no less favorable to the Company or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm’s-length transaction with a Person that is not such a Related Person or an Affiliate.

The foregoing limitation does not limit and shall not apply to:

(1)    transactions:

(A)    approved by a majority of the disinterested members of the Company’s Board of Directors or by a majority of the members of the audit committee or compensation committee of such Board of

Directors constituted in accordance with the rules of The NASDAQ Stock Market, Inc. or other United States national securities exchange; or

(B)    for which the Company or a Restricted Subsidiary delivers to the trustee a written opinion of a nationally recognized investment banking firm stating that the transaction is fair to the Company or such Restricted Subsidiary from a financial point of view:

(2)    any transaction solely between the Company and any Wholly Owned Restricted Subsidiary or solely between Wholly Owned Restricted Subsidiaries;

(3)    fees and compensation paid to and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary of the Company as determined in good faith by the Company’s Board of Directors (or a committee thereof) or senior management;

(4)    any transactions pursuant to employment agreements or arrangements entered into by the Company or any Restricted Subsidiary in the ordinary course of business and any issuance of securities, or other payments, awards or grants in cash, securities or otherwise, pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans or other employee benefit plans approved by the Company’s Board of Directors;

(5)    any grant of stock options, restricted stock or other awards to employees and directors of the Company or any Restricted Subsidiary pursuant to plans approved by the Company’s Board of Directors;

(6)    any transactions pursuant to any agreement or arrangement as in effect as of the Closing Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto and any extension of the maturity thereof) and any replacement agreement or arrangement thereto so long as any such amendment or replacement agreement or arrangement is not more disadvantageous to the holders of the notes in any material respect than the original agreement as in effect on the Closing Date;

(7)    the issuance of Capital Stock of the Company (other than Disqualified Stock);

(8)    a Parent Transaction; or

(9)    any Restricted Payments not prohibited by the “Limitation on Restricted Payments” covenant.

Notwithstanding the foregoing, any transaction or series of related transactions covered by the first paragraph of this “Limitation on Transactions With Affiliates” covenant and not covered by clauses (2) through (9) of the foregoing paragraph, (a) the aggregate amount of which exceeds $20 million, but does not exceed $50 million, in value, must be determined to be fair in the manner provided for in clause (1)(A) or (1)(B) above and (b) the aggregate amount of which exceeds $50 million in value, must be determined to be fair in the manner provided for in clause (1)(B) above.

Limitation on Liens

The Company will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien on any of its assets or properties of any character (including, without limitation, licenses), or any shares of Capital Stock or Indebtedness of any Restricted Subsidiary except Permitted Liens.

Limitation on Sale-Leaseback Transactions

The Company will not, and will not permit any Restricted Subsidiary to, enter into any sale-leaseback transaction involving any of its assets or properties whether now owned or hereafter acquired, whereby the Company or a Restricted Subsidiary sells or transfers such assets or properties and then or thereafter leases such assets or properties or any part thereof or any other assets or properties which the Company or such Restricted Subsidiary, as the case may be, intends to use for substantially the same purpose or purposes as the assets or properties sold or transferred.

The foregoing restriction shall not apply to any sale-leaseback transaction if:

(1)    the Company or such Restricted Subsidiary would be entitled to (a) incur Indebtedness in an amount equal to the Attributable Debt with respect to transaction pursuant to the covenant described under “—Limitation on Indebtedness” and (b) create a Lien on such property securing such Attributable Debt pursuant to the “Limitation on Liens” covenant; and

(2)    the Company or such Restricted Subsidiary applies an amount not less than the net proceeds received from such sale in compliance with the “Limitation on Asset Sales” covenant.

Limitation on Asset Sales

The Company will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale, unless:

(1)    the consideration received by the Company or the Restricted Subsidiary is at least equal to the fair market value of the assets sold or disposed of; and

(2)    at least 75% of the consideration received consists of cash, Temporary Cash Investments or the assumption of Indebtedness of the Company (other than Indebtedness that is subordinated in right of payment to the notes) or a Restricted Subsidiary (other than Indebtedness that is subordinated in right of payment to the Subsidiary Guarantee of such Restricted Subsidiary) and unconditional release of the Company or the Restricted Subsidiary from all liability on the Indebtedness assumed.

Within 12 months after the date of consummation of such Asset Sale, the Company shall or shall cause the relevant Restricted Subsidiary to:

(A)    apply an amount equal to the Net Cash Proceeds of such Asset Sale to repay Indebtedness under Credit Agreements and permanently reduce the commitments in respect thereof; or

(B)    invest an equal amount, or the amount of Net Cash Proceeds of such Asset Sale not so applied pursuant to clause (A) (or enter into a definitive agreement committing to so invest within such 12-month period, which investment shall be consummated within 12 months after the date of such agreement ), in (i) property or assets (other than current assets) of a nature or type or that are used in a business similar or related to the nature or type of the property and assets of, or the business of, the Company and the Restricted Subsidiaries existing on the date of such investment (as determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a board resolution) (a “Related Business”) or (ii) the Capital Stock of a Person primarily engaged in a Related Business that becomes a Restricted Subsidiary as a result of such investment; and

(C)    apply such Net Cash Proceeds (to the extent not applied pursuant to clause (A) or (B)) as provided in the following paragraph of this “Limitation on Asset Sales” covenant.

The amount of such Net Cash Proceeds required to be applied (or to be committed to be applied) during such 12-month period as set forth in the preceding sentence and not applied as so required by the end of such period shall constitute “Excess Proceeds.”

If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Offer to Purchase pursuant to this “Limitation on Asset Sales” covenant totals at least $20 million, the Company must commence, not later than the fifteenth Business Day of such month, and consummate an Offer to Purchase from the holders on a pro rata basis an aggregate principal amount of notes and, to the extent permitted or required by the terms thereof, any other of the Company’s Indebtedness that is pari passu in right of payment with the notes, equal to the Excess Proceeds on such date, at a purchase price equal to 100% of the principal amount of the notes and such other Indebtedness, if applicable, on the relevant Payment Date, plus, in each case, accrued interest (if any) to, but excluding, the Payment Date. If any Excess Proceeds remain after consummation of an Offer to Purchase, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of notes and other pari passu

Indebtedness tendered in response to such Offer to Purchase exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of the Offer to Purchase, the amount of Excess Proceeds will be reset to zero.

Future Subsidiary Guarantors

The Indenture will require that the Company cause each Person that becomes a Domestic Restricted Subsidiary of the Company following the Closing Date (and is eligible to be a Subsidiary Guarantor) and any Foreign Restricted Subsidiary that Guarantees any Indebtedness of the Company or any Domestic Restricted Subsidiary of the Company to execute and deliver to the trustee a supplemental indenture pursuant to which such Domestic Restricted Subsidiary or Foreign Restricted Subsidiary will guarantee the payment and performance of the notes at the time such Person becomes a Domestic Restricted Subsidiary or Guarantees any such Indebtedness, as applicable.

Repurchase of Notes Upon a Change of Control

The Company must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all notes then outstanding, at a purchase price equal to 101% of the principal amount thereof on the relevant Payment Date, plus accrued interest (if any) to, but excluding, the Payment Date.

The Company cannot assure you that it will have sufficient funds available at the time of any Change of Control to make any payment on outstanding Indebtedness (including repurchases of the notes) required by the foregoing covenant (or that may be contained in agreements relating to the Company’s other Indebtedness which might be outstanding at such time).

The above covenant requiring the Company to repurchase the notes will, unless consents are obtained, require the Company to repay all Indebtedness then outstanding which by its terms would prohibit such Note repurchase, either prior to or concurrently with such Note repurchase.

SEC Reports and Reports to Holders

Whether or not the Company is then required to file reports with the SEC under the Exchange Act, the Company will file with the SEC (unless the SEC will not accept or does not permit such a filing, in which case the Company will supply to the trustee for forwarding to each holder, without cost to any holder), within the time periods specified in the SEC’s rules and regulations:

(1)    all quarterly and annual financial information with respect to the Company and its Subsidiaries that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Company were required to file such Forms under the Exchange Act, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants; and

(2)    all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports under the Exchange Act.

If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, or in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

In addition, the Company agrees that, for so long as any notes remain outstanding, if at any time it is not required to file with the SEC the reports and other information required by the preceding paragraphs, it will furnish to holders of notes and prospective investors in the notes, upon request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

For so long as the Company files the foregoing reports and other information with the SEC, the Company will be deemed to have furnished such reports and other information to the trustee if the Company has filed such reports and other information with the SEC via the EDGAR filing system or any successor electronic filing system and such reports are publicly available.

Consolidation, Merger and Sale of Assets

The Company will not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into the Company, unless:

(1)    the Company shall be the continuing Person, or the Person (if other than the Company) formed by such consolidation or into which the Company is merged or that acquired or leased the Company’s property and assets shall be a corporation, partnership or limited liability company organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by supplemental indenture, executed and delivered to the trustee, all of the Company’s obligations on all of the notes and under the Indenture;

(2)    immediately after giving effect to such transaction, no Default or Event of Default will have occurred and be continuing;

(3)    immediately after giving effect to such transaction on a pro forma basis, the Company or any Person becoming the successor obligor of the notes, as the case may be, could Incur at least $1.00 of Indebtedness under the first paragraph of the “Limitation on Indebtedness” covenant; provided, however, that this clause (3) shall not apply to a consolidation, merger or sale of all or substantially all of the Company’s assets if immediately after giving effect to such transaction, on a pro forma basis, the Company or any Person becoming the successor obligor of the notes shall have a Consolidated Leverage Ratio equal to or less than the Consolidated Leverage Ratio of the Company immediately prior to such transaction; and

(4)    the Company delivers to the trustee an Officers’ Certificate and opinion of counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture comply with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with;

provided that clause (3) above will not apply if, in the good faith determination of the Board of Directors of the Company, whose determination shall be evidenced by a board resolution, the principal purpose of such transaction is to change the state of incorporation of the Company or to create a holding company pursuant to a Parent Transaction and provided, further, that any such transaction shall not have as one of its purposes the evasion of the foregoing limitations. In addition, clause (3) above will not apply to any consolidation, merger, sale, conveyance, transfer, lease or other disposition of assets between or among the Company and any Restricted Subsidiaries.

The Person formed by such consolidation or merger, or to which such sale, transfer, lease or other disposition is made, will succeed to, and be substituted for, and may exercise every right and power of the Company under the Indenture, but in the case of

(1)    a sale, transfer, assignment, conveyance or other disposition (unless such sale, transfer, assignment, conveyance or other disposition is of all the assets of the Company) or

(2)    a lease,

the Company will not be released from any of the obligations or covenants under the Indenture, including with respect to the payment of the notes.

Events of Default

The following events are defined as “Events of Default” in the Indenture:

(1)    default in the payment of principal of (or premium, if any, on) any Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

(2)    default in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days;

(3)    default in the performance or breach of the provisions of the “Consolidation, Merger and Sale of Assets” covenant or the failure to make or consummate an Offer to Purchase in accordance with the “Limitation on Asset Sales” or “Repurchase of notes Upon a Change of Control” covenant;

(4)    the Company defaults in the performance of or breaches any other covenant or agreement of the Company in the Indenture or under the notes (other than a default specified in clause (1), (2) or (3) above), and such default or breach continues for a period of 60 consecutive days after written notice by the trustee to the Company or the holders of 25% or more in aggregate principal amount of the notes to the Company and the trustee;

(5)    there occurs with respect to any issue or issues of Indebtedness of the Company or any Restricted Subsidiary having an outstanding principal amount of $20 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (A) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (B) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

(6)    any final judgment or order (not covered by insurance) for the payment of money in excess of $20 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against the Company or any Restricted Subsidiary and shall not be paid or discharged, and there shall be any period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $20 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(7)    a court having jurisdiction in the premises enters a decree or order for

(A)    relief in respect of the Company or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect;

(B)    appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Subsidiary or for all or substantially all of the property and assets of the Company or any Significant Subsidiary; or

(C)    the winding up or liquidation of the affairs of the Company or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days;

(8)    the Company or any Significant Subsidiary

(A)    commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law;

(B)    consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Subsidiary or for all or substantially all of the property and assets of the Company or any Significant Subsidiary; or

(C)    effects any general assignment for the benefit of creditors; or

(9)    Subsidiary Guarantees provided by Subsidiary Guarantors that individually or together would constitute a Significant Subsidiary cease to be in full force and effect (other than in accordance with the terms of such Subsidiary Guarantees or the terms of the Indenture) or any Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guarantee.

If an Event of Default (other than an Event of Default specified in clause (7) or (8) above that occurs with respect to the Company) occurs and is continuing under the Indenture, the trustee or holders of at least 25% in aggregate principal amount of the notes then outstanding by written notice to the Company (and to the trustee if such notice is given by the holders), may, and the trustee at the request of such holders shall, declare the principal amount of, premium, if any, and accrued interest on the notes to be immediately due and payable. Upon a declaration of acceleration, such principal amount, premium, if any, and accrued interest shall be immediately due and payable.

Notwithstanding the foregoing, to the extent elected by the Company, the sole remedy for an Event of Default relating to the failure to comply with “—Certain Covenants—SEC Reports and Reports to Holders” and for any failure to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act, will for the first 120 days after the occurrence of such an Event of Default consist exclusively of the right to receive additional interest on the notes at an annual rate equal to 0.50% of the principal amount of the notes. This additional interest will be paid semi-annually in arrears, with the first semi-annual payment due on the first interest payment date following the date on which the additional interest begins to accrue on any notes. The additional interest will accrue on all outstanding notes from and including the date on which such Event of Default first occurs to, but excluding, the 120th day thereafter (or such earlier date on which such Event of Default shall have been cured or waived). On such 120th day (or earlier, if such Event of Default shall have been cured or waived prior to such 120th day), such special interest will cease to accrue and, if such Event of Default has not been cured or waived prior to such 120th day, the notes will be subject to acceleration as provided above. In the event the Company does not elect to pay additional interest upon an Event of Default in accordance with this paragraph, the notes will be subject to acceleration as provided above. If the Company elects to pay such additional interest, it will notify the trustee and paying agent of such election on or before the close of business on the date on which such Event of Default first occurs.

In the event of a declaration of acceleration because an Event of Default set forth in clause (5) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to such clause (5) shall be remedied or cured by the Company or the relevant Restricted Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto.

If an Event of Default specified in clause (7) or (8) above occurs with respect to the Company, the principal amount of, premium, if any, and accrued interest on the notes then outstanding shall become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder.

The holders of at least a majority in principal amount of the outstanding notes, by written notice to the Company and to the trustee, may waive all past Defaults and rescind and annul a declaration of acceleration and its consequences if (1) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the notes that have become due solely by such declaration of acceleration, have been cured or waived and (2) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see “—Modification and Waiver.”

The holders of at least a majority in aggregate principal amount of the outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee pursuant to the Indenture. However, the trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the trustee in personal liability, or that the trustee determines in good faith may be unduly prejudicial to the rights of holders of notes not joining in the giving of such direction, and may take any other action it deems proper that is not inconsistent with any such direction received from holders of such notes.

A holder may not pursue any remedy with respect to the Indenture or the notes unless:

(1)    the holder gives the trustee written notice of a continuing Event of Default;

(2)    the holders of at least 25% in aggregate principal amount of outstanding notes make a written request to the trustee to pursue the remedy;

(3)    such holder or holders offer the trustee indemnity satisfactory to the trustee against any costs, liability or expense;

(4)    the trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5)    during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding notes do not give the trustee a direction that is inconsistent with the request.

However, such limitations do not apply to the right of any holder of a Note to receive payment of the principal amount of, premium, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the notes, which right shall not be impaired or affected without the consent of the holder.

The Indenture will require certain of the Company’s officers to certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of the Company and the Restricted Subsidiaries and their performance under the Indenture and that the Company and the Restricted Subsidiaries have fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. The Company will also be obligated to notify the trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

Defeasance

Defeasance and Discharge

The Indenture will provide that the Obligors will be deemed to have paid and will be discharged from any and all obligations in respect of the outstanding notes, and the provisions of the Indenture will no longer be in effect with respect to the notes (except for, among other matters, certain obligations to register the transfer or exchange of the notes, to replace stolen, lost or mutilated notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things:

(1)    the Company has deposited with the trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the notes;

(2)    the Company has delivered to the trustee

(A)    either (i) an opinion of counsel to the effect that holders of notes will not recognize income, gain or loss for federal income tax purposes as a result of the Company’s exercise of its option under this “defeasance” provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which opinion of counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the Closing Date such that a ruling is no longer required or (ii) a ruling directed to the trustee received from the Internal Revenue Service to the same effect as the aforementioned opinion of counsel; and

(B)    an opinion of counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and that, after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law;

(3)    immediately after giving effect to such deposit, on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit (other than any Default or Event of Default resulting from the borrowing of funds to be applied to make the deposit referred to in clause (1) above and the granting of Liens in connection therewith), and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; and

(4)    if at such time the notes are listed on a national securities exchange, the Company has delivered to the trustee an opinion of counsel to the effect that the notes will not be delisted as a result of such deposit, defeasance and discharge.

Defeasance of Certain Covenants and Certain Events of Default

The Indenture will further provide that the provisions of the Indenture will no longer be in effect with respect to clause (3) under “—Consolidation, Merger and Sale of Assets” and all the covenants described herein under “—Certain Covenants,” and clause (3) under “—Events of Default” with respect to such clause (3) under “—Consolidation, Merger and Sale of Assets,” clause (4) under “—Events of Default” with respect to such other covenants and clauses (5), (6) and (9) under “—Events of Default” shall be deemed not to be Events of Default upon, among other things, the deposit with the trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the notes, the satisfaction of the provisions described in clauses (2)(B), (3) and (4) under “—Defeasance —Defeasance and Discharge” and the delivery by the Company to the trustee of an opinion of counsel to the effect that, among other things, the holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

Defeasance and Certain Other Events of Default

In the event the Company exercises its option to omit compliance with certain covenants and provisions of the Indenture as described in the immediately preceding paragraph and the notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the trustee will be sufficient to pay amounts due on such notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on such notes at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable for such payments.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect when:

(1)    either:

(a)    all notes that have been authenticated and delivered (other than destroyed, lost or stolen notes that have been replaced, notes that are paid and notes for whose payment money or securities have theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the trustee for cancellation and the Company or any other Obligor has paid all sums payable under the Indenture; or

(b)    all notes mature within one year or are to be called for redemption within one year and the Company or any other Obligor has irrevocably deposited with the trustee, as trust funds in trust solely for the benefit of the holders, money or U.S. Government Obligations sufficient, without consideration of any reinvestment of interest, to pay the principal of, premium, if any, and accrued interest on the notes to the date of maturity or redemption and all other sums payable under the Indenture;

(2)    no Default or Event of Default shall have occurred and be continuing on the date of such deposit and such deposit will not result in a breach or violation of, or constitute a default under the Indenture (other than any Default or Event of Default resulting from the borrowing of funds to be applied to make the deposit referred to in clause (1) above and the granting of Liens in connection therewith) or any other instrument to which the Company or any other Obligor is a party or by which the Company or any other Obligor is bound; and

(3)    the Company has delivered irrevocable instructions to the trustee to apply the deposited money toward the payment of the notes at maturity or the redemption date, as applicable.

In addition, the Company must deliver an Officers’ Certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Modification and Waiver

With the Consent of Holders

Modifications and amendments of the Indenture and the notes may be made by the Company, the Subsidiary Guarantors and the trustee with the consent of the holders of not less than a majority in aggregate principal amount of the notes then outstanding, and the holders of not less than a majority in aggregate principal amount of the notes then outstanding, by written notice to the trustee, may waive future compliance by the Company and the Subsidiary Guarantors with any provision of the Indenture or the notes; provided, however, that no such modification, amendment or waiver may, without the consent of each affected holder of notes (with respect to any notes held by a non-consenting holder):

(1)    change the Stated Maturity of the principal of, or any installment of interest on, any Note;

(2)    reduce the principal amount of, or interest or premium, if any, on any Note;

(3)    change the place or currency of payment of principal of, or interest or premium, if any, on any Note;

(4)    impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any Note or any Subsidiary Guarantee;

(5)    reduce the percentage of outstanding notes, the consent of whose holders is necessary to modify or amend the Indenture or the notes, waive future compliance with any provision of the Indenture or the notes or waive past Defaults;

(6)    waive a default in the payment of principal of, or interest or premium, if any, on the notes; or

(7)    release any Subsidiary Guarantee other than pursuant to the terms of the Indenture.

Without Consent of the Holders

The Company, when authorized by a resolution of its Board of Directors (as evidenced by a board resolution), and the trustee may amend or supplement the Indenture or the notes without notice to or the consent of any holder:

(1)    to cure any ambiguity, defect or inconsistency in the Indenture; provided that such amendments or supplements shall not, in the good faith opinion of the Board of Directors of the Company as evidenced by a board resolution, adversely affect the interests of the holders in any material respect;

(2)    to comply with the “Consolidation, Merger and Sale of Assets” covenant;

(3)    to comply with any requirements of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;

(4)    to evidence and provide for the acceptance of appointment under the Indenture by a successor trustee;

(5)    to provide for uncertificated notes in addition to or in place of certificated notes;

(6)    to add one or more additional Guarantees;

(7)    to grant Liens securing the notes;

(8)    to conform the terms of the indenture to the terms set forth under “Description of the Exchange Notes” in this prospectus;

(9)    to provide for the issuance of Additional Notes; or

(10)    to make any change that, in the good faith opinion of the Board of Directors of the Company as evidenced by a board resolution, does not materially and adversely affect the rights of any holder.

No Personal Liability of Incorporators, Stockholders, Officers, Directors, or Employees

The Indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on the notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company or any Subsidiary Guarantor in the Indenture, or in any of the notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator or against any past, present or future stockholder, other equityholder, officer, director, employee or controlling Person, as such, of either the Company or the Subsidiary Guarantors or of any of their respective successors. Each holder, by accepting the notes, waives and releases all such liability.

Trustee

The Indenture provides that, except during the continuance of a Default, the trustee will perform only such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it under the Indenture as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The Indenture and the provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference into the Indenture contain limitations on the rights of the trustee, if it should become a creditor of an Obligor, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The trustee is permitted to engage in other transactions with the Company or the Company’s affiliates; provided that, if it acquires any conflicting interest, it must eliminate such conflict or resign.

Book-Entry; Delivery and Form

The Company will initially issue the exchange notes in the form of one or more global notes. Each global note will be deposited with, or on behalf of, DTC and registered in the name of DTC or its nominee. Except as described below, a global note may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You may hold your beneficial interests in any global note directly through DTC if you have an account with DTC or indirectly through organizations which have accounts with DTC.

DTC has advised the Company as follows:

•	it is a limited-purpose trust company organized under the laws of the State of New York,

•	it is a member of the Federal Reserve System,

•	is a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and

•	it is “a clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities of institutions that have accounts with it (“participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, which may include the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the NASD. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

The rules applicable to DTC and its participants are on file with the SEC.

The Company expects that, pursuant to procedures established by DTC, upon the deposit of a global note with DTC, DTC will credit, on its book-entry registration and transfer system, the principal amount of notes represented by the global note to the accounts of participants. The accounts to be credited will be designated by the initial purchasers. Ownership of beneficial interests in the global note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC, with respect to participants’ interests, or by DTC’s direct and indirect participants, with respect to the owners of beneficial interests in the global note other than participants. The laws of some jurisdictions may require that purchasers of securities take physical delivery of securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global note.

So long as DTC, or its nominee, is the registered holder and owner of the global note, DTC or its nominee, as the case may be, will be considered the sole legal owner and holder of any notes evidenced by the global note for all purposes of the notes and the indenture. DTC has no knowledge of the actual beneficial owners of the notes; DTC’s records reflect only the identity of the participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers. Except as set forth below, as an owner of a beneficial interest in the global note, you will not be entitled to have the notes represented by the global note registered in your name, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered to be the owner or holder of any notes under the global note. The Company understands that under existing industry practice, in the event an owner of a beneficial interest in the global note desires to take any action that DTC, as the holder of the global note, is entitled to take, DTC would authorize the participants to take the action, and the participants would authorize beneficial owners owning through the participants to take the action or would otherwise act upon the instructions of beneficial owners owning through those participants and indirect participants.

Conveyance of notices and other communications by DTC to participants, by participants to indirect participants, and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of the notes may wish to take certain steps to augment transmission to them of notices of significant events with respect to the notes, such as redemptions, tenders, defaults and proposed amendments to the security documents. Beneficial owners of the notes may wish to ascertain that the nominee holding the notes for their benefit has agreed to obtain and transmit notices to beneficial owners, or in the alternative, beneficial owners may wish to provide their names and addresses to the registrar and request that copies of the notices be provided directly to them.

Redemption notices shall be sent to DTC. If less than all of the notes within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each participant in such issue to be redeemed.

The Company will make payments of principal of, premium, if any, and interest on notes represented by the global note registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global note.

The Company expects that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest on the global note will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC or its nominee. The Company also expects that payments by participants or indirect participants to owners of beneficial interests in the global note held through direct and indirect participants will be governed by standing instructions and customary practices and will be the responsibility of the participants. The Company will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global note for any note or for maintaining, supervising or reviewing any records relating to beneficial ownership interests or for any other aspect of the relationship between DTC and its direct or indirect participants or the relationship between those participants and the owners of beneficial interests in the global note owning through those participants.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global note among participants in DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Under such circumstances, in the event that a successor securities depository is not obtained, note certificates are required to be printed and delivered as described under “Description of Exchange Notes.” Neither the Trustee nor the Company will have any responsibility or liability for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the Indenture. Reference is made to the Indenture for the definition of any other capitalized term used herein for which no definition is provided.

“Acquired Indebtedness” means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with an Asset Acquisition by the Company or a Restricted Subsidiary and not Incurred in connection with, or in anticipation of, such Person becoming a Restricted Subsidiary or such Asset Acquisition; provided, however, that Indebtedness of such Person which is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person becomes a Restricted Subsidiary or such Asset Acquisition shall not be Acquired Indebtedness.

“Adjusted Consolidated Net Income” means, for any period, aggregate net income (or loss) of any Person and its Restricted Subsidiaries for such period determined in conformity with GAAP; provided, however, that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication):

(1)    the net income (or loss) of any other Person that is not a Restricted Subsidiary, except (A) with respect to net income, to the extent of the amount of dividends or other distributions actually paid to such

Person or any of its Restricted Subsidiaries by such other Person during such period and (B) with respect to net losses, to the extent of the amount of Investments made by such Person or any of its Restricted Subsidiaries in such other Person during such period;

(2)    solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the “Limitation on Restricted Payments” covenant (and in such case, except to the extent includable pursuant to clause (1) above), the net income (or loss) of any other Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with such Person or any of its Restricted Subsidiaries or all or substantially all of the property and assets of such other Person are acquired by such Person or any of its Restricted Subsidiaries;

(3)    the net income of any Restricted Subsidiary (other than a Subsidiary Guarantor) to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary;

(4)    any gains or losses (on an after-tax basis) attributable to Asset Sales;

(5)    solely for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the “Limitation on Restricted Payments” covenant, any amount paid or accrued as dividends (other than dividends to the extent paid or payable in shares of Capital Stock (other than Disqualified Stock) of such Person) on Preferred Stock of such Person or any Restricted Subsidiary owned by Persons other than such Person and any of its Restricted Subsidiaries;

(6)    all extraordinary, unusual or non-recurring gains and losses; and

(7)    any compensation expense paid or payable solely with Capital Stock (other than Disqualified Stock) of such Person or any options, warrants or other rights to acquire Capital Stock (other than Disqualified Stock).

“Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Applicable Premium” means, with respect to any Note on any applicable redemption date, the greater of:

(1)    1.0% of the then outstanding principal amount of the Note; and

(2)    the excess of:

(a)    the present value at such redemption date of (i) the redemption price of the Note at July 15, 2011 (such redemption price being set forth in the table appearing above under “—Optional Redemption”) plus (ii) all required interest payments due on the Note, through July 15, 2011 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b)    the then outstanding principal amount of the Note.

“Asset Acquisition” means:

(1)    an investment by the Company or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with the Company or any Restricted Subsidiary; provided, however, that such Person’s primary business is related, ancillary or complementary to the Company’s businesses and those of the Restricted Subsidiaries on the date of such investment; or

(2)    an acquisition by the Company or any Restricted Subsidiary of the property and assets of any Person other than the Company or any Restricted Subsidiary that constitute substantially all of a division or line of business of such Person; provided, however, that the property and assets acquired are related, ancillary or complementary to the Company’s businesses and those of the Restricted Subsidiaries on the date of such acquisition.

“Asset Disposition” means the sale or other disposition by the Company or any Restricted Subsidiary (other than to the Company or another Restricted Subsidiary) of:

(1)    all or substantially all of the Capital Stock of any Restricted Subsidiary; or

(2)    all or substantially all of the assets that constitute a division or line of business of the Company or any of the other Restricted Subsidiaries.

“Asset Sale” means any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transaction) in one transaction or a series of related transactions by the Company or any Restricted Subsidiary to any Person other than the Company or any of its Restricted Subsidiaries of:

(1)    all or any of the Capital Stock of any Restricted Subsidiary, except to the extent permitted pursuant to clause (5) of the “Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries” covenant;

(2)    all or substantially all of the property and assets of an operating unit or business of the Company or any Restricted Subsidiary; or

(3)    any other property and assets (other than the Capital Stock or other Investment in an Unrestricted Subsidiary) of the Company or any Restricted Subsidiary outside the ordinary course of business of the Company or such Restricted Subsidiary and, in each case, that is not governed by the provisions of the Indenture applicable to mergers, consolidations and sales of all or substantially all of the assets of the Company; provided, however that “Asset Sale” shall not include:

(A)    sales or other dispositions of inventory, receivables and other current assets;

(B)    sales, transfers or other dispositions of assets constituting a Restricted Payment permitted to be made under the “Limitation on Restricted Payments” covenant;

(C)    sales, transfers or other dispositions of assets with a fair market value not in excess of $20 million in any transaction or series of related transactions;

(D)    the sale, transfer or other disposition of the Capital Stock of ExtreamTV, LLC and assets related thereto; or

(E)    sales or other dispositions of assets for consideration at least equal to the fair market value of the assets sold or disposed of, to the extent that the consideration received would constitute property, assets or securities of the kind described in clause (B) of the second paragraph of the “Limitation on Asset Sales” covenant.

“Attributable Debt” means Indebtedness deemed to be Incurred in respect of a sale-leaseback transaction, which will be, at the date of determination, the present value (discounted at the actual rate of interest implicit in such transaction, compounded semi-annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such sale-leaseback transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

“Average Life” means, at any date of determination with respect to any Indebtedness, the quotient obtained by dividing

(1)    the sum of the products of (A) the number of years from such date of determination to the dates of each successive scheduled principal payment of such Indebtedness and (B) the amount of such principal payment by

(2)    the sum of all such principal payments.

“Benefit Plan Exchange Offer” means any transaction in which the Company acquires and/or retires Equity Plan Securities in exchange for other Equity Plan Securities.

“Board Designees” means individuals designated as “Continuing PAETEC Corp. Directors” or “Continuing US LEC Directors” in Article III, Section 8 of the bylaws of the Company (as such Article III, Section 8 is in effect on the date of the Indenture) whose appointment or nomination for election to the Board of Directors of the Company is effectuated in accordance with Article III, Section 8 of the bylaws of the Company (as such Article III, Section 8 is in effect on the date of the Indenture).

“Board of Directors” means the Board of Directors of the Company or the Board of Directors, the Board of Managers or other governing body of any Subsidiary Guarantor, as applicable.

“Capital Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all Common Stock and Preferred Stock.

“Capitalized Lease” means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

“Capitalized Lease Obligations” means the discounted present value of the rental obligations under a Capitalized Lease.

“Change of Control” means such time as:

(1)    a “Person” or “group” (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act), other than the Existing Stockholders, has become the ultimate “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of the Company’s Voting Stock, on a Fully Diluted Basis;

(2)    individuals who on the Closing Date constitute the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination by such Board of Directors for election by the stockholders of the Company was approved by a vote of at least a majority of the members of such Board of Directors then in office who either were members of such Board of Directors on the Closing Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of such Board of Directors then in office;

(3)    the Company consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, the Company, other than any such transaction in which the holders of securities that represented 100% of the Voting Stock of the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction;

(4)    any direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one transaction or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries, taken as a whole, to any “Person” or “group” (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act);

(5)    the adoption by the Company’s stockholders of a plan or proposal for the liquidation, winding up or dissolution of the Company; or

(6)    after the occurrence of a Parent Transaction, the first day on which Parent ceases to be the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of 100% of the outstanding Capital Stock of the Company.

For the purposes of clause (2) above, at any time prior to February 28, 2010, all Board Designees shall be deemed to be members of the Board of Directors of the Company whose election or nomination for election to such Board of Directors was approved in the manner set forth in such clause (2).

Notwithstanding any of the foregoing, a Parent Transaction shall not constitute a Change of Control.

“Closing Date” means the date on which the notes are originally issued under the Indenture.

“Closing Date Credit Agreement” means the credit facilities existing or authorized under the Credit Agreement, dated as of February 28, 2007, as amended as of the Closing Date, among the Company, the Lenders party thereto from time to time, Deutsche Bank Trust Company Americas, as Administrative Agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Syndication Agent, and CIT Lending Services Corporation, as Documentation Agent.

“Common Stock” means, with respect to any Person, such Person’s equity other than Preferred Stock of such Person, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all series and classes of such common stock, including any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) thereof.

“Consolidated EBITDA” means, for any period and with respect to any Person, Adjusted Consolidated Net Income of such Person for such period plus, to the extent such amount was deducted in calculating such Adjusted Consolidated Net Income:

(A)    Consolidated Interest Expense;

(B)    income taxes (other than income taxes (either positive or negative) attributable to extraordinary and non-recurring gains or losses or sales of assets);

(C)    depreciation expense;

(D)    amortization expense; and

(E)    all other non-cash items reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made), less all non-cash items increasing Adjusted Consolidated Net Income, in each case as determined on a consolidated basis for such Person and its Restricted Subsidiaries in conformity with GAAP.

“Consolidated Interest Expense” means, for any period and with respect to any Person, the aggregate amount of interest in respect of Indebtedness, including, without limitation, (i) amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting; (ii) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing; (iii) the net costs associated with Interest Rate Agreements; (iv) interest on Indebtedness that is Guaranteed or secured by such Person or any of its Restricted Subsidiaries; (v) the interest component of rentals in respect of Capitalized Lease Obligations; and (vi) dividends on Disqualified Stock, in each case that is paid, accrued or scheduled to be paid or to be accrued by such Person and its Restricted Subsidiaries during such period; excluding, however,

(1)    in calculating Consolidated EBITDA, any amount of such interest of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (3) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (3) of the definition thereof); and

(2)    any premiums, fees and expenses (and any amortization thereof) payable in connection with the offering of the notes;

in each case as determined on a consolidated basis for such Person and its Restricted Subsidiaries in conformity with GAAP.

“Consolidated Leverage Ratio” means, on any Transaction Date and with respect to any Person, the ratio of:

(1)    the aggregate amount of Indebtedness of such Person and its Restricted Subsidiaries on a consolidated basis outstanding on such Transaction Date to:

(2)    the aggregate amount of Consolidated EBITDA for such Person and its Restricted Subsidiaries for the then most recent four fiscal quarters for which such Person’s financial statements have been filed with the SEC or provided to the trustee pursuant to the “SEC Reports and Reports to Holders” covenant (such four fiscal quarter period being the “Four Quarter Period”); provided, that in making the foregoing calculation:

(A)    pro forma effect shall be given to any Indebtedness to be Incurred or repaid on the Transaction Date;

(B)    pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur from the beginning of the Four Quarter Period through the Transaction Date (the “Reference Period”), as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and

(C)    pro forma effect shall be given to asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into such Person or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period;

provided that to the extent that clause (B) or (C) of this definition requires that pro forma effect be given to an Asset Acquisition or Asset Disposition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed of for which financial information is available. Any such pro forma calculation may include adjustments appropriate, in the reasonable determination of a responsible financial officer of the Company as set forth in an Officers’ Certificate, to reflect operating expense reductions and other operating improvements or synergies resulting from the action being given pro forma effect (including, without limitation, the Merger) that have been realized or for which substantially all the steps necessary for realization have been taken or, at the time of determination, are reasonably expected to be taken within 12 months immediately following any such action.

Notwithstanding the foregoing, the Non-Recourse Indebtedness permitted to be Incurred pursuant to clause (8) of the second paragraph of the “Limitation on Indebtedness” covenant shall not be deemed Indebtedness for purposes of the definition of Consolidated Leverage Ratio.

The Four Quarter Period may include fiscal quarters of the applicable Person that ended, and Asset Acquisitions (including the Merger) and Asset Dispositions that were consummated, before the date of the Indenture.

“Credit Agreements” means (i) the Closing Date Credit Agreement and (ii) any and all other credit agreements, vendor financings, or similar facilities or other evidences of indebtedness of the Company and any Restricted Subsidiary for the Incurrence of Indebtedness, including letters of credit, bankers acceptances and any related notes, Guarantees, collateral and security documents, instruments and agreements executed in connection therewith, in each case as the same may be amended, extended, renewed, restated, replaced, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any agreement (and related document) governing Indebtedness Incurred to refinance or otherwise replace, in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under any such Credit Agreement or a successor Credit Agreement.

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“Disqualified Stock” means any class or series of Capital Stock of any Person that by its terms or otherwise is:

(1)    required to be redeemed prior to the Stated Maturity of the notes;

(2)    redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the notes; or

(3)    convertible into or exchangeable for Capital Stock referred to in clause (1) or (2) above or into or for Indebtedness having a scheduled maturity prior to the Stated Maturity of the notes;

provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an “asset sale,” “change of control” or similar event occurring prior to the Stated Maturity of the notes shall not constitute Disqualified Stock if the provisions relating to such “asset sale,” “change of control” or similar event applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in the “Limitation on Asset Sales” and “Repurchase of notes Upon a Change of Control” covenants described above and such Capital Stock, or the agreements or instruments governing the repurchase or redemption rights thereof, specifically provide that such Person will not repurchase or redeem any such Capital Stock pursuant to such provision prior to the Company’s repurchase of such notes as are required to be repurchased pursuant to the “Limitation on Asset Sales” and “Repurchase of Notes Upon a Change of Control” covenants described above.

“Domestic Restricted Subsidiary” means any Restricted Subsidiary other than (i) a Foreign Restricted Subsidiary or (ii) a Subsidiary of a Foreign Restricted Subsidiary.

“Equity Plan” means any stock option, restricted stock, stock incentive, employee stock purchase, deferred compensation, profit sharing, defined benefit, defined contribution or other benefit plan of the Company or any of its Subsidiaries and the related award agreements under each such plan.

“Equity Plan Securities” means any Capital Stock of the Company and options, warrants and other rights to acquire Capital Stock of the Company awarded, granted, sold or issued pursuant to any Equity Plan.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Existing Indebtedness” means the Indebtedness of the Company and its Subsidiaries in existence on the Closing Date.

“Existing Stockholders” means one or more of Arunas A. Chesonis and his Affiliates.

“fair market value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a Board Resolution.

“Foreign Restricted Subsidiaries” means any Restricted Subsidiary which is not organized under the laws of the United States of America or any State thereof or the District of Columbia.

“Fully Diluted Basis” means, as of any date of determination, the sum of (x) the number of shares of Voting Stock outstanding as of such date of determination plus (y) the number of shares of Voting Stock issuable upon the exercise, conversion or exchange of all then-outstanding warrants, options, convertible Capital Stock or indebtedness, exchangeable Capital Stock or indebtedness, or other rights exercisable for or convertible or exchangeable into, directly or indirectly, shares of Voting Stock, whether at the time of issue or upon the passage of time or upon the occurrence of some future event, and whether or not in the money as of such date of determination.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Closing Date, including, without limitation, those set forth in (i) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, (ii) statements and pronouncements of the Financial Accounting Standards Board, (iii) such other statements by such other entity as approved by a significant segment of the accounting profession and (iv) the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncement in SEC staff accounting bulletins and similar written statements from the accounting staff of the SEC. All ratios and computations contained or referred to in the indenture shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the indenture shall be made without giving effect to (1) the amortization of any expenses incurred in connection with the offering of the notes and (2) except as otherwise provided, the amortization of any amounts required or permitted by Statement Nos. 141 and 142 of the Financial Accounting Standards Board.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person

(1)    to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm’s-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise); or

(2)    entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business.

The term “Guarantee” used as a verb has a corresponding meaning.

“Incur” means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including an “Incurrence” of Acquired Indebtedness; provided, however, that neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

“Indebtedness” means, with respect to any Person at any date of determination (without duplication):

(1)    the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money;

(2)    the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)    all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto, but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in clause (1) or (2) above or clause (5), (6) or (7) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third business day following receipt by such Person of a demand for reimbursement);

(4)    all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables;

(5)    all Capitalized Lease Obligations of such Person;

(6)    all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness;

(7)    all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person;

(8)    to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Agreements; and

(9)    the maximum fixed redemption or repurchase price of Disqualified Stock, exclusive of accrued dividends, of such Person at the time of determination.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at the time of its issuance as determined in conformity with GAAP.

Notwithstanding the foregoing, the following will not constitute Indebtedness:

(A)    any obligation in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, security or performance cash deposits, performance bonds, completion bonds, bid bonds, appeal bonds and surety bonds or other similar bonds or obligations, in each case incurred in the ordinary course of business, and any Guarantees or letters of credit functioning as or supporting any of the foregoing;

(B)    any obligation consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements, in each case incurred in the ordinary course of business;

(C)    cash management or similar treasury or custodial arrangements;

(D)    any indebtedness that has been defeased in accordance with GAAP or defeased pursuant to the deposit of cash or cash equivalents (in an amount sufficient to satisfy all obligations, relating thereto at maturity or redemption, as applicable, including all payments of interest and premium, if any) in a trust or account created or pledged for the sole benefit of the holders of such indebtedness, and subject to no other Liens, and in accordance with the other applicable terms of the instrument governing such indebtedness;

(E)    any obligation arising from the honoring by a bank or other financial institution or a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such obligation is extinguished within five business days after its incurrence;

(F)    money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to prefund the payment of the interest on such Indebtedness, so long as such money is held to secure the payment of such interest; and

(G)    any liability for federal, state, local or other taxes.

“Interest Rate Agreement” means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

“Investment” in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement but excluding advances to customers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable on the Company’s balance sheet or those of any Restricted Subsidiary) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include:

(1)    the designation of a Restricted Subsidiary as an Unrestricted Subsidiary; and

(2)    the fair market value of the Capital Stock (or any other Investment) held by the Company or any Restricted Subsidiary, of (or in) any Person that has ceased to be a Restricted Subsidiary, including, without limitation, by reason of any transaction permitted by clause (3) of the “Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries” covenant; provided that the fair market value of the Investment remaining in any Person that has ceased to be a Restricted Subsidiary shall not exceed the aggregate amount of Investments previously made in such Person valued at the time such Investments were made less the net reduction of such Investments.

For purposes of the definition of “Unrestricted Subsidiary” and the “Limitation on Restricted Payments” covenant described above:

(1)    “Investment” shall include the fair market value of the assets (net of liabilities (other than liabilities to the Company or any Restricted Subsidiary)) of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary;

(2)    the fair market value of the assets (net of liabilities (other than liabilities to the Company or any Restricted Subsidiary)) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary shall be considered a reduction in outstanding Investments; and

(3)    any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest).

“Merger” means the merger transactions consummated on February 28, 2007 pursuant to the Agreement and Plan of Merger, dated as of August 11, 2006, as amended as of December 22, 2006 and as of February 6, 2007, among US LEC Corp., PAETEC Corp., the Company, WC Acquisition Sub U Corp. and WC Acquisition Sub P Corp.

“Moody’s” means Moody’s Investors Service Inc. and its successors.

“Mortgage Subsidiary” means the Restricted Subsidiary that Incurs Non-Recourse Indebtedness pursuant to clause (8) of the second paragraph of the “Limitation on Indebtedness” covenant.

“Net Cash Proceeds” means,

(1)    with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of

(A)    brokerage commissions and other fees and expenses (including fees and expenses of counsel, accountants, consultants and investment bankers) related to such Asset Sale,

(B)    provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of the Company and its Restricted Subsidiaries, taken as a whole,

(C)    payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (i) is secured by a Lien on the property or assets sold or (ii) is required to be paid as a result of such sale, and

(D)    appropriate amounts to be provided by the Company or any Restricted Subsidiary as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP; and

(2)    with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorneys’ fees, accountants’ fees, underwriters’ or initial purchasers’ fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Non-Recourse Indebtedness” means Indebtedness:

(1)    as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) other than a Lien on the Company’s headquarters buildings and related real and personal property and other than “carve outs” guarantees and environmental indemnities in respect of Non-Recourse Indebtedness, in each case on customary and commercially reasonable terms, it being understood that the Investments contemplated by clause (9) of the definition of “Permitted Investments” shall not constitute credit support so long as neither the Company nor any of its Restricted Subsidiaries has agreed with (or for the benefit of) the lender or holder of the Non-Recourse Indebtedness to make such Investments except pursuant to a lease of the headquarters buildings and related real and personal property by the Mortgage Subsidiary to the Company and its Restricted Subsidiaries, such “carve outs” guarantees or such environmental indemnities or (b) is directly or indirectly liable as a guarantor or otherwise;

(2)    the terms of which do not provide for a cross-default or cross-acceleration to any other Indebtedness of the Company or any of its Restricted Subsidiaries (other than the Mortgage Subsidiary); and

(3)    as to which the explicit terms provide that there is no recourse against any of the assets of the Company or any of its Restricted Subsidiaries, other than recourse against the Company’s headquarters buildings and related real and personal property.

“Obligor” means a Person obligated as an issuer or guarantor of the notes.

“Offer to Purchase” means an offer to purchase notes by the Company from the holders commenced by mailing a notice to the trustee and each holder stating:

(1)    the covenant pursuant to which the offer is being made and that all notes validly tendered will be accepted for payment on a pro rata basis;

(2)    the purchase price and the date of purchase (which shall be a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Payment Date”);

(3)    that any Note not tendered will continue to accrue interest pursuant to its terms;

(4)    that, unless the Company defaults in the payment of the purchase price, any Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date;

(5)    that holders electing to have a Note purchased pursuant to the Offer to Purchase will be required to surrender the Note, together with the form entitled “Option of the Holder to Elect Purchase” on the reverse side of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the business day immediately preceding the Payment Date;

(6)    that holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third business day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such holder, the principal amount of notes delivered for purchase and a statement that such holder is withdrawing his election to have such notes purchased;

(7)    that holders whose notes are being purchased only in part will be issued new notes equal in principal amount to the unpurchased portion of the notes surrendered; provided, however, that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or an integral multiple thereof; and

(8)    in the event of an Offer to Purchase as a result of the occurrence of a Change of Control exclusively, the circumstances and relevant facts regarding such Change of Control, including information with respect to pro forma historical income, cash flow and capitalization, after giving effect to such Change of Control.

On the Payment Date, the Company shall:

(A)    accept for payment on a pro rata basis notes or portions thereof tendered pursuant to an Offer to Purchase;

(B)    deposit with the Paying Agent money sufficient to pay the purchase price of all notes or portions thereof so accepted; and

(C)    deliver, or cause to be delivered, to the Trustee all notes or portions thereof so accepted together with an Officers’ Certificate specifying the notes or portions thereof accepted for payment by the Company.

The Paying Agent shall promptly mail to the holders of notes so accepted payment in an amount equal to the purchase price, and the trustee shall promptly authenticate and mail to such holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered; provided, however, that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The trustee shall act as the Paying Agent for an Offer to Purchase. The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that the Company is required to repurchase notes pursuant to an Offer to Purchase.

“Parent” means any Person that as a result of and after a Parent Transaction is the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of 100% of the outstanding Capital Stock of the Company.

“Parent Transaction” means a transaction, whether by merger, contribution, capitalization or otherwise, pursuant to which the Company becomes a wholly-owned subsidiary of Parent; provided that all of the Restricted Subsidiaries of the Company immediately prior to such transaction (other than any Restricted Subsidiary participating in such transaction that ceases to exist upon the consummation of such transaction) shall remain Restricted Subsidiaries of the Company immediately after such transaction and the “beneficial owners” (as defined in Rule 13d-3 under the Exchange Act) of the Capital Stock of the Company immediately prior to such transaction shall be the “beneficial owners” (as defined in Rule 13d-3 under the Exchange Act) of the Capital Stock of Parent in substantially the same proportion immediately after such transaction.

“Permitted Investment” means:

(1)    an Investment in the Company or a Restricted Subsidiary of the Company (other than the Mortgage Subsidiary) or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into, or transfer or convey all or substantially all its assets to, the Company or a Restricted Subsidiary (other than the Mortgage Subsidiary); provided, however, that such Person’s primary business is related, ancillary or complementary to the businesses of the Company and the Restricted Subsidiaries on the date of such Investment;

(2)    Temporary Cash Investments;

(3)    payroll, travel, moving and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP;

(4)    Capital Stock, obligations or securities received in settlement of Indebtedness or other obligations Incurred in the ordinary course of business, upon foreclosure of a Lien created in the ordinary course of business or in satisfaction of litigation, arbitration or other disputes, including in connection with a bankruptcy proceeding;

(5)    Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits;

(6)    Interest Rate Agreements and Currency Agreements meeting the requirements specified in clause 4(A) of the second paragraph of the “Limitation on Indebtedness” covenant;

(7)    loans or advances to the Company’s officers or employees or those of any Restricted Subsidiary that do not in the aggregate exceed $7.5 million at any time outstanding;

(8)    any receipt of non-cash consideration from an Asset Sale that was made in compliance with the “Limitation on Asset Sales” covenant;

(9)    Investments in the Mortgage Subsidiary consisting of (x) an initial Investment not exceeding $10.0 million made in connection with the acquisition of the Company’s headquarters buildings and related real and personal property by the Mortgage Subsidiary, including for funding a down-payment, initial tenant improvements and other initial capital expenditures, and (y) amounts required to service Non-Recourse Indebtedness Incurred pursuant to clause (8) of the second paragraph of the “Limitation on Indebtedness” covenant and principal, interest and associated fees and expenses thereunder, to maintain the Company’s headquarters buildings and related real and personal property, to maintain the legal existence of the Mortgage Subsidiary and to pay corporate overhead and legal, accounting and administrative costs and expenses and taxes (including franchise taxes) of the Mortgage Subsidiary; and

(10)    any Investment existing on the Closing Date or made pursuant to a legally binding commitment in existence on the Closing Date.

“Permitted Liens” means:

(1)    Liens securing an aggregate principal amount of Senior Indebtedness not to exceed the greater of (x) the aggregate principal amount of Senior Indebtedness permitted to be Incurred pursuant to clause (1) of the second paragraph of the “Limitation on Indebtedness” covenant and (y) the maximum principal amount of Indebtedness that, after giving effect to the Incurrence of such Indebtedness and the application of the proceeds therefrom, would not cause the Secured Indebtedness Leverage Ratio of the Company to exceed 3.5:1.0, and Liens securing other obligations under the documents governing such Senior Indebtedness not constituting Indebtedness;

(2)    Liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

(3)    statutory and common law Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

(4)    Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security;

(5)    Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers’ acceptances, surety, performance and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money);

(6)    easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the business of the Company and the Restricted Subsidiaries, taken as a whole;

(7)    Liens (including extensions and renewals thereof) upon real or personal property acquired after the Closing Date, provided, however, that

(A)    such Lien is created solely for the purpose of securing Indebtedness Incurred in accordance with the “Limitation on Indebtedness” covenant described above, to finance the cost (including the cost of design, development, acquisition, construction, installation, improvement, transportation or integration and all transaction costs related to the foregoing) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the completion of construction or the commencement of full operation of such property,

(B)    the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost, and

(C)    any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item;

(8)    licenses, sublicenses, leases or subleases granted to others that do not materially interfere with the business of the Company and the Restricted Subsidiaries, taken as a whole;

(9)    Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company or the Restricted Subsidiaries relating to such property or assets;

(10)    any interest or title of a lessor in the property subject to any Capitalized Lease or operating lease;

(11)    Liens arising from filing Uniform Commercial Code financing statements regarding leases;

(12)    Liens on property of, or on shares of Capital Stock or Indebtedness of, any Person existing at the time such Person becomes, or becomes a part of, any Restricted Subsidiary; provided, however, that such

Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets acquired;

(13)    Liens in favor of the Company or any Restricted Subsidiary;

(14)    Liens arising from the rendering of a judgment or order against the Company or any Restricted Subsidiary that does not give rise to an Event of Default;

(15)    Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

(16)    Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(17)    Liens securing Indebtedness under Interest Rate Agreements and Currency Agreements meeting the requirements specified in clause 4(A) of the second paragraph of the “Limitation on Indebtedness” covenant;

(18)    Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any Restricted Subsidiary in the ordinary course of business;

(19)    Liens on or sales of receivables;

(20)    Liens created for the benefit of, or to secure, the notes or the Subsidiary Guarantees (including Liens resulting from the defeasance of the obligations of the Obligors with respect to the notes);

(21)    Liens existing on the Closing Date;

(22)    Liens securing Indebtedness which is Incurred to refinance Secured Indebtedness which is permitted to be Incurred under clause (3) of the second paragraph of the “Limitation on Indebtedness” covenant; provided, however, that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced;

(23)    Liens on the Company’s headquarters buildings and related real and personal property securing Non-Recourse Indebtedness permitted pursuant to clause (8) of the second paragraph of the “Limitations on Indebtedness” covenant; and

(24)    Liens on any assets of the Company or any Restricted Subsidiary; provided that effective provision shall have been made for all the notes and all other amounts due under the Indenture to be directly secured equally and ratably with (or, if the obligation or liability to be secured by such Lien is subordinated in right of payment to the notes, prior to) the obligation or liability secured by such Liens.

“Permitted Payments to Parent” means (i) for so long as the Company is a member of a group filing a consolidated or combined tax return with Parent, payments to Parent in respect of an allocable portion of the tax liabilities of such group that is attributable to the Company and its Subsidiaries (“Tax Payments”) and (ii) any general administrative expenses incurred by Parent (including, without limitation, administrative expenses incurred in connection with the operation of Parent, the filing of required documents pursuant to the Exchange Act and the offering of the notes). The Tax Payments shall not exceed the lesser of (x) the amount of the relevant tax (including any penalties and interest) that the Company would owe if the Company were filing a separate tax return (or a separate consolidated or combined return with its Subsidiaries that are members of the consolidated or combined group), taking into account any carryovers and carrybacks of tax attributes (such as net operating losses) of the Company and such Subsidiaries from other taxable years and (y) the net amount of the relevant tax that Parent actually owes to the appropriate taxing authority. Any Tax Payments received from the Company shall be paid over to the appropriate taxing authority within 30 days of Parent’s receipt of such Tax Payments or refunded to the Company.

“Person” means, an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Preferred Stock” means, with respect to any Person, Capital Stock issued by such Person that is entitled to preference or priority over one or more series or classes of other Capital Stock issued by such Person upon any distribution of such Person’s property and assets, whether by dividend or upon liquidation.

“Related Person” means, as applied to any Person, any other Person directly or indirectly owning

(1)    10% or more of the outstanding Common Stock of such Person (or, in the case of a Person that is not a corporation, 10% or more of the outstanding equity interest in such Person), or

(2)    10% or more of the combined outstanding voting power of the Voting Stock of such Person, and all Affiliates of any such other Person.

“Restricted Subsidiary” means any of the Company’s Subsidiaries other than an Unrestricted Subsidiary.

“SEC” means the Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness secured by a Lien.

“Secured Indebtedness Leverage Ratio” means, on any Transaction Date and with respect to any Person, the ratio of:

(1)    the aggregate amount of Secured Indebtedness of such Person and its Restricted Subsidiaries on a consolidated basis outstanding on such Transaction Date to:

(2)    the aggregate amount of Consolidated EBITDA for such Person and its Restricted Subsidiaries for the then most recent Four Quarter Period;

and otherwise calculated in accordance with the definition of Consolidated Leverage Ratio.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Senior Indebtedness” means:

(1)    with respect to the Company, the notes and any Indebtedness which ranks pari passu in right of payment with the notes; and

(2)    with respect to any Subsidiary Guarantor, its Subsidiary Guarantee and any Indebtedness which ranks pari passu in right of payment with such Subsidiary Guarantee.

“Shareholder Subordinated Notes” means notes issued by the Company and not Guaranteed by any Subsidiary of the Company that (i) is by its terms expressly subordinated or junior in right of payment in all respects to the notes, (ii) is not Secured Indebtedness, (iii) does not have any default provisions or provide to the holder any acceleration rights which are exercisable so long as the notes are outstanding and (iv) limits the payment of principal, interest and premium, if any, on such Indebtedness to the extent that the Company may make Restricted Payments under the “Limitations on Restricted Payments” covenant.

“Significant Subsidiary” means, at any date of determination, any Restricted Subsidiary that, together with its Subsidiaries,

(1)    for the Company’s most recent fiscal year, accounted for more than 10% of the consolidated revenue of the Company and its Restricted Subsidiaries; or

(2)    as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of the Company and its Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements of the Company for such fiscal year.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, and its successors.

“Stated Maturity” means,

(1)    with respect to the notes or other Indebtedness, the date specified in such notes or other Indebtedness as the fixed date on which the final installment of principal of such notes or other Indebtedness is due and payable; and

(2)    with respect to any scheduled installment of principal of or interest on any notes or other Indebtedness, the date specified in such notes or other Indebtedness as the fixed date on which such installment is due and payable.

“Subsidiary” means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and/or one or more other Subsidiaries of such Person.

“Subsidiary Guarantee” means a Guarantee on the terms set forth in the Indenture by a Subsidiary Guarantor of the Company’s obligations under the notes.

“Subsidiary Guarantor” means each Domestic Restricted Subsidiary of the Company and any other Person that becomes a Subsidiary Guarantor pursuant to the “Future Subsidiary Guarantors” covenant; provided, however, that the following Subsidiaries shall not be Subsidiary Guarantors:

(1)    Subsidiaries, whether now existing or hereafter formed, for which proper regulatory approvals for the incurrence of obligations under Subsidiary Guarantees have not been or cannot be obtained or which otherwise under applicable law may not incur obligations under Subsidiary Guarantees;

(2)    at the Company’s option, Subsidiaries, in the aggregate, whose assets are less than 5% of the consolidated assets of the Company and its consolidated Subsidiaries as shown on the most recent consolidated financial statements of the Company; and

(3)    the Mortgage Subsidiary.

“Temporary Cash Investment” means any of the following:

(1)    direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof;

(2)    time deposit accounts, certificates of deposit and money market deposits maturing within one year of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $500 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act);

(3)    repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

(4)    commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America with a rating at the time as of which any Investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to S&P;

(5)    securities with maturities of one year or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by S&P or Moody’s;

(6)    corporate debt securities with maturities of eighteen months or less from the date of acquisition and with a rating at the time as of which any Investment therein is made of “A3” (or higher) according to Moody’s or “A–” (or higher) according to S&P;

(7)    securities with maturities of one year or less from the date of acquisition backed by standby letters of credit issued by any commercial bank organized under the laws of the United States or any state thereof and having a combined capital and surplus of not less than $500 million; and

(8)    money market funds sponsored by a registered broker-dealer or mutual fund distributor at least 95% of the assets of which are invested in the investments and securities described in clauses (1) through (7) above.

“Total Assets” means the total consolidated assets of the Company and its Restricted Subsidiaries, as shown on the most recent balance sheet of the Company.

“Trade Payables” means, with respect to any Person, any accounts payable or any other Indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

“Transaction Date” means, with respect to the Incurrence of any Indebtedness, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

“Treasury Rate” means, as of the applicable redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to July 15, 2011; provided, however, that if the period from the redemption date to July 15, 2011 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to July 15, 2011 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

“Unrestricted Subsidiary” means

(1)    any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company in the manner provided below; and

(2)    any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Company may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary) of the Company to be an Unrestricted Subsidiary unless such Subsidiary owns any of the Capital Stock of the Company or owns or holds any Lien on any property of the Company or any Restricted Subsidiary of the Company; provided, however, that

(A)    any Guarantee by the Company or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an “Incurrence” of such Indebtedness and an “Investment” by the Company or such Restricted Subsidiary at the time of such designation;

(B)    either (i) the Subsidiary to be so designated has total assets of $1,000 or less or (ii) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the “Limitation on Restricted Payments” covenant; and

(C)    if applicable, the Incurrence of Indebtedness and the Investment referred to in clause (A) of this proviso would be permitted under the “Limitation on Indebtedness” and “Limitation on Restricted Payments” covenants.

The Board of Directors of the Company may designate any Unrestricted Subsidiary of the Company to be a Restricted Subsidiary; provided, however, that

(i)    no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such designation; and

(ii)    all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if Incurred at such time, have been permitted to be Incurred (and shall be deemed to have been Incurred) for all purposes of the Indenture.

Any such designation by the Board of Directors of the Company shall be evidenced to the trustee by promptly filing with the trustee a copy of the board resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Government Obligations” means securities that are (i) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof at any time prior to the Stated Maturity of the notes, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a depository receipt; provided, however, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of such U.S. Government Obligation or the specific payment of interest on or principal of such U.S. Government Obligation evidenced by such depository receipt.

“Voting Stock” means, with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

“Wholly Owned” means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director’s qualifying shares or Investments by foreign nationals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person or any combination thereof.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

The exchange offer is designed to provide holders of original notes with an opportunity to acquire exchange notes which, unlike the original notes, will be freely transferable at all times, subject to any restrictions on transfer imposed by state “blue sky” laws and provided that the holder is not our affiliate within the meaning of the Securities Act and represents that the exchange notes are being acquired in the ordinary course of the holder’s business and the holder is not engaged in, and does not intend to engage in, a distribution of the exchange notes. Capitalized terms used herein and otherwise not defined are defined in the indenture.

The outstanding original 9.5% Senior Notes due 2015 in the aggregate principal amount of $300,000,000 were originally issued and sold by PAETEC on July 10, 2007, the issue date, to Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and Wachovia Capital Markets, LLC, as initial purchasers, pursuant to a purchase agreement dated as of June 27, 2007. PAETEC issued and sold the original notes in a transaction not registered under the Securities Act in reliance upon an exemption provided by the Securities Act. The concurrent resale of the original notes by the initial purchasers to investors was effected in reliance upon the exemption provided by Rule 144A promulgated under the Securities Act. The original notes may not be reoffered, resold or transferred other than pursuant to a registration statement filed pursuant to the Securities Act or unless an exemption from the registration requirements of the Securities Act is available. Pursuant to Rule 144 promulgated under the Securities Act, the original notes may generally be resold (1) commencing one year after the issue date, in an amount up to, for any three-month period, the greater of 1% of the original notes then outstanding or the average weekly trading volume of the original notes during the four calendar weeks preceding the filing of the required notice of sale with the SEC and (2) commencing two years after the issue date, in any amount and otherwise without restriction by a holder who is not, and has not been for the preceding three months, our affiliate. Certain other exemptions may also be available under other provisions of the federal securities laws for the resale of the original notes.

In connection with the original issuance and sale of the original notes, we entered into a registration rights agreement, dated as of July 10, 2007 (the “Registration Rights Agreement”), pursuant to which we agreed to file with the SEC a registration statement covering the exchange by us of the exchange notes for the original notes. The Registration Rights Agreement obligates us and the subsidiary guarantors to file with the SEC an exchange offer registration statement on an appropriate form under the Securities Act, with respect to an offer to exchange the original notes for the exchange notes and to offer to holders of original notes who are able to make certain representations the opportunity to exchange their original notes for exchange notes.

The Registration Rights Agreement provides that unless the exchange offer would not be permitted by applicable law or SEC policy we will:

•	use our commercially reasonable efforts to file the exchange offer registration statement with the SEC;

•	use our commercially reasonable efforts to have the exchange offer registration statement declared effective by the SEC on or prior to 180 days after the issue date;

•	upon the effectiveness of the exchange offer registration statement, commence the exchange offer; and

•

if obligated pursuant to the terms of the Registration Rights Agreement, file a shelf registration statement on or prior to 90 days after such filing obligation arises and use our reasonable best efforts to cause the shelf registration statement to be declared effective by the SEC on or prior to 180 days after the obligation arises.

We will be obligated to use our reasonable best efforts to keep such shelf registration statement continuously effective, supplemented and amended until the second anniversary of the effective date of the shelf registration statement or such shorter period that will terminate when all notes covered by the shelf registration statement have been sold pursuant thereto. A holder of original notes that sells its original notes pursuant to the shelf registration statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such holder (including certain indemnification and contribution obligations).

Under existing interpretations by the Staff of the SEC as set forth in no-action letters issued to third parties in other transactions, the exchange notes would, in general, be freely transferable after the exchange offer without further registration under the Securities Act, except that in the case of broker-dealers participating in the Exchange offer, a prospectus meeting the requirements of the Securities Act must be delivered by such broker-dealers in connection with resales of the exchange notes. We have agreed that after consummation of the exchange offer, we will make available a prospectus meeting the requirements of the Securities Act to any such broker-dealer for use in connection with any resale of any exchange notes acquired in the exchange offer. A broker-dealer that delivers such a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Securities Act and will be bound by the provisions of the Registration Rights Agreement (including certain indemnification rights and obligations).

Each holder of original notes that wishes to exchange such original notes for exchange notes in the exchange offer will be required to make certain representations, including representations that:

•	any exchange notes to be received by it will be acquired in the ordinary course of its business;

•	it has no arrangement with any person to participate in the distribution (within the meaning of the Securities Act) of exchange notes;

•	it is not our affiliate as defined in Rule 405 under the Securities Act; and

•	it is not prohibited by any law or policy of the SEC from participating in the exchange offer.

If the holder is not a broker-dealer, it will be required to represent that it is not engaged in, and does not intend to engage in, the distribution of exchange notes. If the holder is a broker-dealer that will receive exchange notes for its own account in exchange for original notes that were acquired as a result of market-making activities or other trading activities, it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes.

We have agreed to pay all expenses incident to the exchange offer and will indemnify the initial purchasers against certain liabilities, including liabilities under the Securities Act.

Pursuant to the Registration Rights Agreement, we will be required to pay additional interest if a registration default exists. A registration default will exist if:

•

any registration statements required by the Registration Rights Agreement is not declared effective by the SEC on or prior to the date specified for effectiveness, which we refer to as the “Effectiveness Target Date”;

•	the exchange offer is not consummated within 30 business days of the Effectiveness Target Date with respect to the exchange offer registration statement; or

•

any registration statement required by the Registration Rights Agreement is declared effective but thereafter ceases to be effective or fails to be usable for its intended purpose without being succeeded immediately by a post-effective amendment that cures such failure.

Additional interest will accrue on the principal amount of the original notes (in addition to the stated interest on the notes) following the date on which any of the registration defaults described above has occurred and continue until all registration defaults have been cured. Additional interest will accrue at a rate of 0.25% per annum during the 90-day period immediately following the occurrence of a registration default and will increase by 0.25% per annum at the end of each subsequent 90-day period while a registration default is continuing, up to a maximum rate of additional interest of 1.00% per annum.

This summary of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, which is listed as an exhibit to the registration statement of which this prospectus is a part.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all original notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date. Subject to the minimum denomination requirements of the exchange notes, the exchange notes are being offered in exchange for a like principal amount of original notes. Original notes may be exchanged only in integral multiples of $1,000 principal amount. Holders may tender some or all of their original notes pursuant to the exchange offer.

The form and terms of the exchange notes will be identical in all material respects to the form and terms of the original notes except that (1) the exchange notes will be registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof, and (2) holders of the exchange notes will not be entitled to certain rights of holders of original notes under the Registration Rights Agreement. The exchange notes will evidence the same debt as the original notes and will be entitled to the benefits of the Indenture. The exchange notes will be treated as a single class under the Indenture with any original notes that remain outstanding. The exchange offer is not conditioned upon any minimum aggregate principal amount of original notes being tendered for exchange.
As of the date of this prospectus, $300,000,000 aggregate principal amount of original notes were outstanding. This prospectus, the letter of transmittal and notice of guaranteed delivery are being sent to all registered holders of original notes as of January 2, 2008. Tendering holders will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of original notes pursuant to the exchange offer. We will pay all charges and expenses, other than certain transfer taxes that may be imposed, in connection with the Exchange Offer. See “—Payment of Expenses.”

Holders of original notes do not have any appraisal or dissenters’ rights under the Delaware General Corporation Law in connection with the exchange offer.

Expiration Date; Extensions; Termination

The exchange offer will expire at 5:00 p.m., New York City time, on February 1, 2008 (21 business days following the date notice of the exchange offer was mailed to the holders). We reserve the right to extend the exchange offer at our discretion, in which event the term expiration date shall mean the time and date on which the exchange offer as so extended shall expire. We shall notify the exchange agent of any extension by oral or written notice and shall mail to the registered holders of original notes an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right to extend or terminate the exchange offer and not accept for exchange any original notes if any of the events set forth below under the caption “Conditions to the Exchange Offer” occur and are not waived by us, by giving oral or written notice of such delay or termination to the exchange agent. See “—Conditions to the Exchange Offer.” The rights reserved by us in this paragraph are in addition to our rights set forth below under the caption “—Conditions to the Exchange Offer.”

Procedures for Tendering

The tender to us of original notes by a holder pursuant to one of the procedures set forth below and the acceptance thereof by us will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

Except as set forth below, a holder who wishes to tender original notes for exchange pursuant to the exchange offer must transmit an agent’s message or a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal, to the exchange agent at the address set forth below under “Exchange Agent” on or prior to the expiration date. In addition, either:

•	certificates for such original notes must be received by the exchange agent along with the letter of transmittal;

•

a timely confirmation of a book-entry transfer (a book-entry confirmation) of such original notes, if such procedure is available, into the exchange agent’s account at DTC pursuant to the procedure of book-entry transfer described below, must be received by the exchange agent prior to the expiration date; or

•	the holder must comply with the guaranteed delivery procedures described below.

LETTERS OF TRANSMITTAL AND ORIGINAL NOTES SHOULD NOT BE SENT TO US.

The term “agent’s message” means a message, transmitted by DTC to and received by the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgement from the tendering participant, which acknowledgment states that such participant has received and agrees to be bound by the letter of transmittal and that we may enforce such letter of transmittal against such participant.

Signatures on a letter of transmittal must be guaranteed unless the original notes tendered pursuant thereto are tendered (1) by a registered holder of original notes who has not completed the box entitled “Special Issuance and Delivery Instructions” on the letter of transmittal or (2) for the account of any firm that is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or “NASD,” or a commercial bank or trust company having an office in the United States, each an eligible institution. In the event that signatures on a letter of transmittal are required to be guaranteed, such guarantee must be by an eligible institution.

The method of delivery of original notes and other documents to the exchange agent is at the election and risk of the holder, but if delivery is by mail it is suggested that the mailing be made sufficiently in advance of the expiration date to permit delivery to the exchange agent before the expiration date.

If the letter of transmittal is signed by a person other than a registered holder of any original notes tendered therewith, such original notes must be endorsed or accompanied by appropriate bond powers, in either case signed exactly as the name of the registered holder appears on the original notes.

If the letter of transmittal or any original notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tendered original notes will be resolved by us, and our determination will be final and binding. We reserve the absolute right to reject any or all tenders that are not in proper form or the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any irregularities or conditions of tender as to particular original notes. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding. Unless waived, any irregularities in connection with tenders must be cured within such time as we shall determine. Neither we nor the exchange agent shall be under any duty to give notification of defects in such tenders or shall incur liabilities for failure to give such notification. Tenders of original notes will not be deemed to have been made until such irregularities have been cured or waived. Any original notes received by the exchange agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

Our acceptance for exchange of original notes tendered pursuant to the exchange offer will constitute a binding agreement between the tendering person and us upon the terms and subject to the conditions of the exchange offer.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the original notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC’s book-entry transfer facility systems may make book-entry delivery of original notes by causing DTC to transfer those original notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. However, although delivery of original notes may be effected through book-entry transfer into the exchange agent’s account at DTC, an agent’s message or a duly executed letter of transmittal, including all other documents required by such letter of transmittal, must in any case, be transmitted to and received by the exchange agent at one of the addresses set forth below under the caption “Exchange Agent” on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH DTC’S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

Guaranteed Delivery Procedures

Holders who wish to tender their original notes and (1) whose original notes are not immediately available or (2) who cannot deliver their original notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date, may effect a tender if:

•	the tender is made through an eligible institution;

•

prior to the expiration date, the exchange agent receives from an eligible institution a properly completed and duly executed letter of transmittal, or a facsimile of the letter of transmittal, and notice of guaranteed delivery by facsimile transmission, mail or hand delivery setting forth the name and address of the holder of the original notes, the certificate number or numbers of the original notes and the amount of original notes being tendered, stating that the tender is being made and guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the properly completed and duly executed letter of transmittal (or facsimile thereof) together with the certificates for all physically tendered original notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•

a properly completed and executed letter of transmittal (or facsimile thereof), as well as the certificates representing all tendered original notes in proper form for transfer, or a book-entry confirmation, as the case may be, and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provisions of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any original notes and may terminate the exchange offer (whether or not any original notes have been accepted for exchange) or may waive any conditions to or amend the exchange offer, if any of the following conditions have occurred or exists or have not been satisfied:

•

there is threatened, instituted or pending any action or proceeding before, or any injunction, order or decree issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission:

(1) seeking to restrain or prohibit the making or completion of the exchange offer or any other transaction contemplated by the exchange offer, or assessing or seeking any damages as a result of this transaction; or

(2) resulting in a material delay in our ability to accept for exchange or exchange some or all of the original notes in the exchange offer; or

(3) any statute, rule, regulation, order or injunction has been sought, proposed, introduced, enacted, promulgated or deemed applicable to the exchange offer or any of the transactions contemplated by the exchange offer by any governmental authority, domestic or foreign; or

•

any action has been taken, proposed or threatened, by any governmental authority, domestic or foreign, that in our sole judgment might directly or indirectly result in any of the consequences referred to in clauses (1), (2) or (3) above or, in our sole judgment, might result in the holders of exchange notes having obligations with respect to resales and transfers of exchange notes which are greater than those described in the interpretation of the SEC referred to above, or would otherwise make it inadvisable to proceed with the exchange offer; or

•	the following has occurred:

(1) any general suspension of or general limitation on prices for, or trading in, securities on any national securities exchange or in the over-the-counter market; or

(2) any limitation by a governmental authority, which may adversely affect our ability to complete the transactions contemplated by the exchange offer; or

(3) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation by any governmental agency or authority which adversely affects the extension of credit; or

(4) a commencement of a war, armed hostilities or other similar international calamity directly or indirectly involving the United States, or, in the case of any of the preceding events existing at the time of the commencement of the Exchange offer, a material acceleration or worsening of these calamities; or

•

any change, or any development involving a prospective change, has occurred or been threatened in our business, financial condition, operations or prospects and those of our subsidiaries taken as a whole that is or may be adverse to us, or we have become aware of facts that have or may have an adverse impact on the value of the original notes or the exchange notes, which in our sole judgment in any case makes it inadvisable to proceed with the exchange offer and/or with such acceptance for exchange or with such exchange; or

•

there shall occur a change in the current interpretation by the Staff of the SEC which permits the exchange notes issued pursuant to the exchange offer in exchange for original notes to be offered for resale, resold and otherwise transferred by holders thereof (other than broker-dealers and any such holder which is our affiliate within the meaning of Rule 405 promulgated under the Securities Act)

without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such exchange notes are acquired in the ordinary course of such holders’ business and such holders have no arrangement or understanding with any person to participate in the distribution of such exchange notes; or

•	any law, statute, rule or regulation shall have been adopted or enacted which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer; or

•

a stop order shall have been issued by the SEC or any state securities authority suspending the effectiveness of the registration statement, or proceedings shall have been initiated or, to our knowledge, threatened for that purpose, or any governmental approval has not been obtained, which approval we shall, in our sole discretion, deem necessary for the consummation of the exchange offer as contemplated hereby; or

•

we have received an opinion of counsel experienced in such matters to the effect that there exists any actual or threatened legal impediment (including a default or prospective default under an agreement, indenture or other instrument or obligation to which we are a party or by which we are bound) to the consummation of the transactions contemplated by the exchange offer.

If we determine in our sole and absolute discretion that any of the foregoing events or conditions has occurred or exists or has not been satisfied, we may, subject to applicable law, terminate the exchange offer (whether or not any original notes have been accepted for exchange) or may waive any such condition or otherwise amend the terms of the exchange offer in any respect. If such waiver or amendment constitutes a material change to the exchange offer, we will promptly disclose such waiver or amendment by means of a prospectus supplement that will be distributed to the registered holders of the original notes and will extend the exchange offer to the extent required by Rule 14e-1 promulgated under the Exchange Act.

These conditions are for our sole benefit and we may assert them regardless of the circumstances giving rise to any of these conditions, or we may waive them, in whole or in part, in our sole discretion. Any determination made by us concerning an event, development or circumstance described or referred to above will be final and binding on all parties.

Acceptance of Original Notes for Exchange; Delivery of Exchange Notes

Upon the terms and subject to the conditions of the exchange offer, we will accept all original notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date. We will issue exchange notes in exchange for original notes promptly following the expiration date.

Subject to the conditions set forth under the caption “—Conditions to the Exchange Offer,” issuance of exchange notes in exchange for original notes tendered and accepted for exchange pursuant to the Exchange offer will be made only after timely receipt by the exchange agent of certificates for original notes or a book-entry confirmation of a book-entry transfer of original notes into the exchange agent’s account at DTC, including an agent’s message if the tendering holder does not deliver a letter of transmittal, a completed letter of transmittal, or, in the case of a book-entry transfer, an agent’s message in lieu of the letter of transmittal and any other documents required by such letter of transmittal. Accordingly, the delivery of exchange notes might not be made to all tendering holders at the same time, and will depend upon when certificates for original notes, book-entry confirmations with respect to original notes and other required documents are received by the exchange agent.

Subject to the terms and conditions of the exchange offer, we will be deemed to have accepted for exchange, and thereby to have exchanged, original notes validly tendered and not withdrawn as, if and when we give oral or written notice to the exchange agent of our acceptance of such original notes for exchange pursuant to the exchange offer. The exchange agent will act as agent for us for the purpose of receiving tenders of original notes, letters of transmittal and related documents, and as agent for tendering holders for the purpose of receiving original notes, letters of transmittal and related documents and transmitting exchange notes which will not be held in global form by DTC or a nominee of DTC to validly tendered holders. Such exchange will be made promptly after the expiration date. If for any reason whatsoever, acceptance for exchange or the exchange of any original notes tendered pursuant to the exchange offer is delayed (whether before or after our acceptance for exchange of original notes) or we extend the exchange offer or are unable to accept for exchange or exchange any original notes tendered pursuant to the exchange offer, then, without prejudice to our rights set forth herein, the exchange agent may, nevertheless, on our behalf and subject to Rule 14e-l promulgated under the Exchange Act, retain tendered original notes and such original notes may not be withdrawn except to the extent tendering holders are entitled to withdrawal rights as described under the caption “—Withdrawal Rights.”

Pursuant to an agent’s message or a letter of transmittal, a holder of original notes will represent, warrant and agree in the letter of transmittal that it has full power and authority to tender, exchange, sell, assign and transfer original notes, that we will acquire good, marketable and unencumbered title to the tendered original notes, free and clear of all liens, restrictions, charges and encumbrances, and the original notes tendered for exchange are not subject to any adverse claims or proxies. The holder also will warrant and agree that it will, upon request, execute and deliver any additional documents deemed by us or the exchange agent to be necessary or desirable to complete the exchange, sale, assignment and transfer of the original notes tendered pursuant to the exchange offer.

If any tendered original notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, any such unaccepted original notes will be returned, at our expense, to the tendering holder thereof as promptly as practicable after the expiration or termination of the exchange offer.

Withdrawal Rights

Tenders of original notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date. For a withdrawal to be effective, the exchange agent must receive a written notice of withdrawal at the address, or in the case of eligible institutions, at the facsimile number, set forth below under the caption “—Exchange Agent” before 5:00 p.m., New York City time, on the expiration date. Any notice of withdrawal must specify the name of the person having tendered the original notes to be withdrawn, identify the original notes to be withdrawn (including the certificate number or numbers and the principal amount of the original notes), and (where certificates for original notes have been transmitted) specify the name in which such original notes are registered, if different from that of the withdrawing holder. If certificates for original notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution. If original notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn original notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by us, and our determination shall be final and binding on all parties. Any original notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any original notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or in the case of original notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the book-entry transfer procedures described above, such original notes will be credited to an account maintained with DTC for the original notes) as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn original notes may be retendered by following one of the procedures described above under the caption “—Procedures for Tendering” at any time on or prior to the expiration date.

Exchange Agent

We have appointed The Bank of New York as the exchange agent for the exchange offer. You should direct all executed letters of transmittal to the exchange agent at the address indicated below. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent addressed as follows:

By Registered or Certified Mail, or

Hand Delivery or Overnight Delivery

101 Barclay Street

Reorganization Unit 7E

New York, New York 10286

By Facsimile Transmission:

(Eligible Institutions Only)

(212) 298-1915

Confirm by Telephone:

(212) 815-5098

If you deliver the letter of transmittal to an address other than any address indicated above or transmit instructions by facsimile to a facsimile number other than any facsimile number indicated above, then your delivery or transmission will not constitute a valid delivery of the letter of transmittal.

Payment of Expenses

We have not retained any dealer-manager or similar agent in connection with the exchange offer. We will not make any payment to brokers, dealers or others for soliciting acceptances of the exchange offer. However, we will pay the reasonable and customary fees and reasonable out-of-pocket expenses to the exchange agent in connection therewith. We will also pay the cash expenses to be incurred in connection with the exchange offer, including accounting, legal, printing and other related fees and expenses.

Consequences of Failure to Exchange

Upon consummation of the exchange offer, certain rights under the Registration Rights Agreement, including registration rights and the right to receive the contingent increases in the interest rate, will terminate. The original notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities within the meaning of Rule 144 promulgated under the Securities Act. Accordingly, such original notes may be resold only:

•	to us or our subsidiaries;

•	pursuant to an effective registration statement under the Securities Act;

•	to a qualified institutional buyer in compliance with Rule 144A promulgated under the Securities Act;

•	pursuant to offers or sales to non-U.S. Persons that occur outside the United States within the meaning of Regulation S under the Securities Act;

•

to an institutional “accredited investor” as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D promulgated under the Securities Act that, prior to such transfer, furnishes to the trustee (which is The Bank of New York) a signed letter containing certain representations and agreements relating to the restrictions on transfer of the original notes (the form of which letter can be obtained from the trustee) and, if the principal amount of notes at the time of transfer is less than $250,000, an opinion of counsel acceptable to us that such transfer is in compliance with the Securities Act; or

•	pursuant to another available exemption from the registration requirements of the Securities Act.

The liquidity of the original notes could be adversely affected by the exchange offer.

Tax Consequences of the Exchange Offer

The exchange of original notes for exchange notes should not be treated as a taxable transaction for U.S. federal income tax purposes because the exchange notes will not be considered to differ materially in kind or in extent from the original notes. Rather, the exchange notes received by a holder of original notes should be treated as a continuation of such holder’s investment in the original notes. As a result, there should be no material U.S. federal income tax consequences to holders exchanging original notes for exchange notes.

PERSONS CONSIDERING THE EXCHANGE OF THE ORIGINAL NOTES FOR EXCHANGE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES ARISING UNDER FEDERAL, STATE, LOCAL OR FOREIGN LAWS OF SUCH AN EXCHANGE.

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the original notes, as reflected in our accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized. See “—Tax Consequences of the Exchange Offer.”

ERISA CONSIDERATIONS

The notes may be purchased and held by an employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, or by an individual retirement account or other plan subject to Section 4975 of the Internal Revenue Code of 1986, or the Code. A fiduciary of an employee benefit plan subject to ERISA must determine that the purchase and holding of a note is consistent with its fiduciary duties under ERISA. The fiduciary of an ERISA plan, as well as any other prospective investor subject to Section 4975 of the Code or any similar law, must also determine that its purchase and holding of notes does not result in a non-exempt prohibited transaction as defined in Section 406 of ERISA or Section 4975 of the Code or any similar law. Each purchasers and transferee of a Note who is subject to Section 406 of ERISA and/or Section 4975 of the Code or any similar law, which we refer to as a “Plan Investor,” will be deemed to have represented by its acquisition and holding of the Note that its acquisition and holding of the Note does not constitute or give rise to a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Code or any similar law. The sale of any notes to any Plan Investor is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plan Investors generally or any particular Plan Investor, or that such an investment is appropriate for Plan Investors generally or any particular Plan Investor.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of material U.S. federal income tax considerations of participation in the exchange offer and of the ownership and disposition of the exchange notes. This summary is based upon provisions of the Internal Revenue Code of 1986, or the Code, applicable regulations, administrative rulings and judicial decisions in effect as of the date of this prospectus, any of which may subsequently be changed, possibly retroactively, or interpreted differently by the Internal Revenue Service, or the “IRS,” so as to result in U.S. federal income tax consequences different from those discussed below. Except where noted, this summary deals only with original notes and exchange notes held as a capital asset by a beneficial owner who purchased the original notes on original issuance at the first price at which a substantial portion of the original notes were sold for cash to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers, which we refer to as the “issue price.” This summary does not address all aspects of U.S. federal income taxes and does not deal with all tax consequences that may be relevant to holders in light of their personal circumstances or particular situations, such as:

•

tax consequences to dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies and traders in securities that elect to use a mark-to-market method of accounting for their securities;

•	tax consequences to persons holding original notes as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	tax consequences to U.S. holders, as defined below, whose “functional currency” is not the U.S. dollar;

•	tax consequences to entities treated as partnerships for U.S. federal income tax purposes and investors therein;

•	tax consequences to certain former citizens or residents of the United States;

•	alternative minimum tax consequences, if any;

•	any state, local or foreign tax consequences; and

•	estate or gift taxes.

If an entity that is treated as a partnership for U.S. federal income tax purposes holds original notes, the tax treatment of a partner or member will generally depend upon the status of the partner or member and the activities of the entity. If you are a partner or member in such an entity holding the original notes, you should consult your tax advisors.

If you are considering participating in the exchange offer, you should consult your tax advisors concerning the U.S. federal income tax consequences to you in light of your own specific situation, as well as consequences arising under the laws of any other taxing jurisdiction.

In this discussion, we use the term “U.S. holder” to refer to a beneficial owner of notes that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

We use the term “non-U.S. holder” to describe a beneficial owner of original notes that is neither a U.S. holder nor a partnership or other entity that is treated as a partnership for U.S. federal income tax purposes. Non-U.S. holders should consult their tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Exchange of Original Notes for Exchange Notes

The exchange of original notes for exchange notes pursuant to the exchange offer will not constitute a taxable event to holders. Rather, the exchange notes will be treated as a continuation of the original notes for federal income tax purposes, and are referred to together as “notes” in this summary of U.S. federal income tax consequences. Consequently, no gain or loss will be recognized by a holder upon receipt of an exchange note, the holding period of the exchange note will include the holding period of the original note, and the initial basis of the exchange note will be the same as the basis of the original note immediately before the exchange.

Consequences to U.S. Holders

Payment of Interest

The issue price of the notes was equal to their principal amount. Accordingly, interest on a note will generally be taxable to a U.S. holder as ordinary income at the time it is received or accrued in accordance with the U.S. holder’s usual method of accounting for tax purposes.

We may redeem all or part of the notes at any time on or after July 15, 2011 by, in some cases, paying the specified premium, as discussed under “Description of the Exchange Notes—Optional Redemption.” U.S. Treasury Regulations regarding notes issued with original issue discount, or “OID,” contain special rules for determining the maturity date and the stated redemption price at maturity of a debt instrument where the issuer of such debt instrument has an unconditional option to make payments under such debt instrument under an alternative payment schedule. Under such rules, it is assumed that the issuer of such debt instrument will exercise an option to redeem a debt instrument if such exercise will lower the yield to maturity of such debt instrument. Since the terms of our option to redeem the notes on or after July 15, 2011 by, in some cases, paying a specified premium would not lower the yield to maturity of the notes, we will disregard this optional redemption provision in determining the amount or timing of any OID inclusions thereon.

We may redeem all or part of the notes at any time prior to July 15, 2011, at a redemption price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium, as discussed under “Description of the Exchange Notes—Optional Redemption.” We believe that as of the issue date of the notes, the likelihood of our right to redeem the notes prior to July 15, 2011 being exercised was for this purpose remote. We may also redeem up to 35% of the notes prior to July 15, 2010, at a premium with the proceeds of one or more equity offerings, as discussed under “Description of the Exchange Notes—Optional Redemption.” We believe that as of the issue date of the notes, the likelihood of our rights to redeem up to 35% of the notes on or before July 15, 2010 with the proceeds of one or more equity offerings being exercised was for this purpose remote. Similarly, you may require us to redeem your notes in the event of a Change of Control, as discussed under “Description of the Exchange Notes—Certain Covenants—Repurchase of Notes Upon a Change of Control.” Under the U.S. Treasury Regulations regarding notes issued with OID, if based on all the facts and circumstances as of the date on which the notes are issued there is a remote likelihood that a contingent redemption option will be exercised, it is assumed that such redemption will not occur. We believe that as of the issue date of the notes, the likelihood of such events was for this purpose remote. In each case, our determination is not binding on the IRS, and if the IRS were to challenge this determination, you may be required to accrue income on the notes that you own in excess of stated interest, and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of such notes before the resolution of the contingency. In the event that any of these contingencies were to occur, it would affect the amount and timing of the income that you recognize. U.S. Holders are urged to consult their own tax advisors regarding the potential application to the notes of the contingent payment debt instrument rules and the consequences of such application.

Additional Interest

If we fail to meet specified obligations under the registration rights agreement we may be required to pay additional interest in the manner described under “Description of the Exchange Notes—Registration Rights” and “—Events of Default.” In general, when the amount or timing of any additional payments on a debt instrument is contingent, the debt instrument could be subject to special rules that apply to contingent payment debt instruments. Although it is not free from doubt, we intend to take the position for U.S. federal income tax purposes that the possibility of such payments should not cause the notes to be subject to the special rules applicable to contingent payment debt instruments and, accordingly, that any such payments of interest should be taxable to you as ordinary interest income when received or accrued, in accordance with your usual method of tax accounting. This position is based in part on our belief that as of the date of issuance of the notes, the possibility that such additional payments will be made was remote within the meaning of applicable Treasury Regulations. Except as otherwise specifically discussed herein, the remainder of this discussion assumes that the notes will not be treated as contingent payment debt instruments.

Sale, Redemption or Other Taxable Disposition of Notes

A U.S. holder will generally recognize gain or loss upon the sale, redemption or other taxable disposition of a note equal to the difference between the amount realized (less accrued interest, which will be taxable as such) upon the sale, redemption or other taxable disposition and the U.S. holder’s adjusted tax basis in the Note. A U.S. holder’s tax basis in a Note will generally be equal to the amount that such U.S. holder paid for the Note. Any gain or loss recognized on a taxable disposition of the Note will be capital gain or loss. If, at the time of the sale, redemption or other taxable disposition of the Note, a U.S. holder is treated as holding the Note for more than one year, this capital gain or loss will be long-term capital gain or loss. Otherwise, this capital gain or loss will be short-term capital gain or loss. In the case of certain non-corporate U.S. holders (including individuals), long-term capital gain generally will be subject to a maximum U.S. federal income tax rate of 15%, which maximum tax rate currently is scheduled to increase to 20% for dispositions occurring during the taxable years beginning on or after January 1, 2011. A U.S. holder’s ability to deduct capital losses may be limited.

Information Reporting and Backup Withholding

Information reporting requirements generally will apply to interest on the notes and the proceeds of a sale of a note paid to a U.S. holder unless the U.S. holder is an exempt recipient (such as a corporation). Backup withholding will apply to those payments if the U.S. holder fails to provide its correct taxpayer identification number, or certification of exempt status, or if the U.S. holder is notified by the IRS that it has failed to report in full payments of interest and dividend income. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability if the required information is furnished in a timely manner to the IRS.

Consequences to Non-U.S. Holders

Payments of Interest

The 30% U.S. federal withholding tax will not apply to any payment of interest to a non-U.S. holder provided that:

•

interest paid on the note is not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is not attributable to a U.S. permanent establishment);

•

the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of section 871(h)(3) of the Code;

•	the non-U.S. holder is not a bank whose receipt of interest on a Note is described in section 881(c)(3)(A) of the Code;

•	the non-U.S. holder is not a controlled foreign corporation that is related to us (actually or constructively) through stock ownership; and

•

(1) the non-U.S. holder provides its name and address, and certifies, under penalties of perjury, that it is not a U.S. person (which certification may be made on an IRS Form W-8BEN or other applicable form) or (2) the non-U.S. holder holds the notes through certain foreign intermediaries or certain foreign partnerships, and the non-U.S. holder and the foreign intermediary or foreign partnership satisfies the certification requirements of applicable Treasury regulations.

If a non-U.S. holder cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless the non-U.S. holder provides us with a properly executed (1) IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (2) IRS Form W-8ECI (or other applicable form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States. If a non-U.S. holder is engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment, then, although the non-U.S. holder will be exempt from the 30% withholding tax (provided the requirement to deliver an IRS Form W-8ECI, as discussed above, is satisfied), the non-U.S. holder will be subject to U.S. federal income tax on that interest on a net income basis in the same manner as if the non-U.S. holder were a U.S. holder. In addition, if a non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lesser rate under an applicable income tax treaty) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States.

Sale, Redemption or Other Taxable Disposition of Notes

Gain realized by a non-U.S. holder on the sale, certain redemptions or other taxable disposition of a Note will not be subject to U.S. federal income tax unless:

•

that gain is effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income treaty, is attributable to a U.S. permanent establishment); or

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met.

If a non-U.S. holder is described in the first bullet point above, it will be subject to tax on the net gain derived from the sale, redemption, conversion or other taxable disposition in the same manner as if the non-U.S. holder were a U.S. holder. In addition, if a non-U.S. holder is a foreign corporation that falls under the first bullet point above, it may be subject to the branch profits tax equal to 30% (or lesser rate as may be specified under an applicable income tax treaty). If a non-U.S. holder is an individual described in the second bullet point above, such holder will be subject to a flat 30% tax on the gain derived from the sale, redemption, conversion or other taxable disposition, which may be offset by U.S. source capital losses, even though such holder is not considered a resident of the United States.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to non-U.S. holders the amount of interest paid to non-U.S. holders and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest and withholding may also be made available to the tax authorities in the country in which a non-U.S. holder resides under the provisions of an applicable income tax treaty.

In general, a non-U.S. holder will not be subject to backup withholding with respect to payments of interest that we make, provided the statement described above in the last bullet point under “—Consequences to Non-U.S. Holders—Payments of Interest” has been received and we do not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, that is not an exempt recipient. In addition, a non-U.S. holder will be subject to information reporting and, depending on the circumstances, backup withholding with respect to payments of the proceeds of the sale of a Note within the United States or conducted through certain U.S.-related financial intermediaries, unless the statement described above has been received, and we do not have actual knowledge or reason to know that a holder is a U.S. person, as defined under the Code, that is not an exempt recipient, or the non-U.S. holder otherwise establishes an exemption. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability if the required information is furnished in a timely manner to the IRS.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with the resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business on the first anniversary of the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until April 1, 2008 (90 days after the date of delivery of this prospectus), all broker-dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale. These resales may be made at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any of the exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an underwriter within the meaning of the Securities Act, and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act.

For a period of 90 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay all expenses incident to the performance of our obligations in connection with the exchange offer. We will indemnify the holders of the notes (including any broker-dealer) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters in connection with the exchange notes will be passed upon for us and the guarantors by Hogan & Hartson L.L.P., Washington, DC.

EXPERTS

The consolidated financial statements of PAETEC Corp. and subsidiaries as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006 included in this prospectus and the related consolidated financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement (which report on the consolidated financial statements expresses an unqualified opinion on the consolidated financial statements and consolidated financial statement schedule and includes an explanatory paragraph referring to the change in method of accounting for stock-based compensation to conform to SFAS No. 123 (revised 2004), Share-Based Payment), and such consolidated financial statements and consolidated financial statement schedule have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of McLeodUSA Incorporated as of and for the years ended December 31, 2006 and 2005 included in this prospectus have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as stated in its report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and includes explanatory paragraphs referring to the emergence from bankruptcy and changes in accounting for share-based payments), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of McLeodUSA Incorporated as of and for the year ended December 31, 2004 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph relating to substantial doubt of McLeodUSA’s ability to continue as a going concern), and such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of US LEC Corp. and subsidiaries as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006 included in this prospectus and the related consolidated financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement (which report on the consolidated financial statements expresses an unqualified opinion on the consolidated financial statements and consolidated financial statement schedule and includes an explanatory paragraph referring to the completion of the merger between US LEC Corp. and PAETEC Corp. on February 28, 2007), and such consolidated financial statements and consolidated financial statement schedule have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

PAETEC filed a registration statement on Form S-4 on December 21, 2007 to register with the SEC its offering of the exchange notes. This prospectus is a part of that registration statement. As permitted by SEC rules, this prospectus does not contain all the information you can find in PAETEC’s registration statement or the exhibits to the registration statement.

PAETEC files annual, quarterly and current reports, proxy statements and other documents with the SEC under the Securities Exchange Act. You may read and copy any document that PAETEC files with the SEC at the SEC’s public reference room at the following location:

Public Reference Room

100 F Street, N.E.

Washington, D.C. 20549

You may call the SEC at 1-800-SEC-0330 for further information concerning the public reference room. PAETEC’s SEC filings are also available to the public from commercial document retrieval services and at the Internet web site maintained by the SEC at www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

PAETEC Corp. and Subsidiaries

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets as of December 31, 2006 and 2005	F-4
Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2006, 2005 and 2004	F-5
Consolidated Statements of Redeemable Preferred Stock and Stockholders’ Deficit for the years ended December 31, 2006, 2005 and 2004	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004	F-7
Notes to Consolidated Financial Statements	F-8

PAETEC Holding Corp. and Subsidiaries

Unaudited Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of September 30, 2007 and December 31, 2006	F-46
Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income for the nine months ended September 30, 2007 and 2006	F-47
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2007 and 2006	F-48
Condensed Statements of Redeemable Preferred Stock and Stockholders’ Equity (Deficit) for the year ended December 31, 2006 and the nine months ended September 30, 2007	F-50
Notes to Unaudited Consolidated Financial Statements	F-51

US LEC Corp. and Subsidiaries

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-69
Consolidated Balance Sheets as of December 31, 2006 and 2005	F-70
Consolidated Statements of Operations for the years ended December 31, 2006, 2005 and 2004	F-71
Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004	F-72
Consolidated Statements of Stockholders’ Deficiency for the years ended December 31, 2006, 2005 and 2004	F-73
Notes to Consolidated Financial Statements	F-74

McLeodUSA Incorporated and Subsidiaries

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-94
Report of Independent Registered Public Accounting Firm	F-95
Consolidated Balance Sheets	F-96
Predecessor McLeodUSA as of December 31, 2005	F-96
Reorganized McLeodUSA as of December 31, 2006	F-96
Consolidated Statements of Operations and Other Comprehensive Income	F-98
Predecessor McLeodUSA for the years ended December 31, 2004 and 2005	F-98
Predecessor McLeodUSA for the one day ended January 1, 2006	F-98
Reorganized McLeodUSA for the year ended December 31, 2006	F-98
Consolidated Statements of Stockholders’ Equity (Deficit)	F-99
Predecessor McLeodUSA for the years ended December 31, 2004 and 2005	F-99
Reorganized McLeodUSA for the year ended December 31, 2006	F-99
Consolidated Statements of Cash Flows	F-100
Predecessor McLeodUSA for the years ended December 31, 2004 and 2005	F-100
Predecessor McLeodUSA for the one day ended January 1, 2006	F-100
Reorganized McLeodUSA for the year ended December 31, 2006	F-100
Notes to the Consolidated Financial Statements	F-101

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

PAETEC Holding Corp.

Fairport, New York

We have audited the accompanying consolidated balance sheets of PAETEC Corp. and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations and comprehensive income, redeemable preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, on January 1, 2006, the Company changed its method of accounting for stock-based compensation to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment.

/s/    Deloitte & Touche LLP

Rochester, New York

April 2, 2007 (December 21, 2007 as to the description of the

$300 million aggregate principal amount of 9.5% Senior Notes due 2015 in Note 16)

PAETEC Corp.

Consolidated Balance Sheets

December 31, 2006 and 2005

(Amounts in Thousands, Except Share and Per Share Amounts)

	December 31, 2006	December 31, 2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$46,885	$49,394
Accounts receivable, net of allowance for doubtful accounts of $5,275 and $6,335, respectively	79,740	68,313
Deferred income taxes	14,210	19,505
Prepaid expenses and other current assets	4,942	4,704

Total current assets	145,777	141,916
PROPERTY AND EQUIPMENT, net	167,566	151,994
GOODWILL	35,082	35,082
INTANGIBLE ASSETS, net of accumulated amortization of $7,958 and $4,731, respectively	8,631	9,725
DEFERRED INCOME TAXES	11,572	13,359
OTHER ASSETS, net	11,112	3,154

TOTAL ASSETS	$379,740	$355,230

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$27,321	$20,328
Accrued expenses	13,865	13,246
Accrued payroll and related liabilities	9,099	8,032
Accrued taxes	7,333	10,021
Accrued commissions	8,234	8,282
Accrued capital expenditures	5,293	7,583
Deferred revenue	22,478	18,923
Current portion of long-term debt	2,856	12,186

Total current liabilities	96,479	98,601
LONG-TERM DEBT (Note 16)	370,930	99,700
FAIR VALUE OF SERIES A CONVERTIBLE REDEEMABLE PREFERRED STOCK CONVERSION RIGHT	—	10,778
OTHER LONG-TERM LIABILITIES	5,646	3,605

TOTAL LIABILITIES	473,055	212,684

COMMITMENTS AND CONTINGENCIES (Note 13)
SERIES A CONVERTIBLE, REDEEMABLE PREFERRED STOCK:
Series A convertible, redeemable preferred stock, $.01 par value, 0 and 134,000 shares authorized, issued and outstanding at December 31, 2006 and 2005, respectively ($195,675 liquidation value at December 31, 2005, inclusive of accrued dividends of $61,675)	—	193,164

STOCKHOLDERS’ DEFICIT:
Class A common stock, $.01 par value; 100,000,000 shares authorized, 36,715,523 shares issued, and 30,168,997 shares outstanding at December 31, 2006; 75,000,000 shares authorized, and 26,679,258 shares issued and outstanding at December 31, 2005	367	267
Class B common stock, $.01 par value; 0 shares authorized, issued and outstanding at December 31, 2006; and 7,500,000 shares authorized and 2,635,000 shares issued and outstanding at December 31, 2005	—	26
Treasury stock, 6,546,526 shares at cost, at December 31, 2006	(45,694)	—
Additional paid-in capital	21,591	24,378
Accumulated other comprehensive loss	(2,093)	—
Accumulated deficit	(67,486)	(75,289)

Total stockholders’ deficit	(93,315)	(50,618)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$379,740	$355,230

See notes to consolidated financial statements.

PAETEC Corp.

Consolidated Statements of Operations and Comprehensive Income

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands Except Share and Per Share Amounts)

	Year Ended December 31,
	2006	2005	2004
REVENUE:
Network services revenue	$460,347	$400,717	$316,731
Carrier services revenue	88,284	76,685	70,767
Integrated solutions revenue	37,671	32,022	26,173

TOTAL REVENUE	586,302	509,424	413,671
COST OF SALES (exclusive of depreciation and amortization shown separately below)	282,169	237,809	168,115
RETROACTIVE NETWORK COST DISCOUNT	—	(1,750)	—
LITIGATION SETTLEMENT	1,500	(860)
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (exclusive of depreciation and amortization shown separately below and inclusive of stock-based compensation)	219,516	193,846	172,075
WITHDRAWN INITIAL PUBLIC OFFERING AND NEW SENIOR SECURED CREDIT FACILITY EXPENSES	—	4,553	—
LEVERAGED RECAPITALIZATION RELATED COSTS	15,153	—	—
DEPRECIATION AND AMORTIZATION	34,618	29,076	22,808

INCOME FROM OPERATIONS	33,346	46,750	50,673
CHANGE IN FAIR VALUE OF SERIES A CONVERTIBLE REDEEMABLE PREFERRED STOCK CONVERSION RIGHT	(10,778)	10,778	—
LOSS ON EXTINGUISHMENT OF DEBT	5,081	—	—
OTHER INCOME, net	(4,509)	(3,098)	(715)
INTEREST EXPENSE	27,319	10,472	10,911

INCOME BEFORE INCOME TAXES	16,233	28,598	40,477
PROVISION FOR (BENEFIT FROM) INCOME TAXES	8,430	14,124	(37,158)

NET INCOME	7,803	14,474	77,635
OTHER COMPREHENSIVE (LOSS) INCOME:
Change in fair value of hedge instruments	(2,093)	360	1,438

COMPREHENSIVE INCOME	$5,710	$14,834	$79,073

(LOSS) INCOME ALLOCATED TO COMMON STOCKHOLDERS (NOTE 11)	$(33,155)	$(623)	$39,495

(LOSS) INCOME PER COMMON SHARE—BASIC (NOTE 11)	$(1.05)	$(0.02)	$1.35

(LOSS) INCOME PER COMMON SHARE—DILUTED (NOTE 11)	$(1.05)	$(0.02)	$1.25

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	31,686,214	29,312,020	29,259,615

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING INCLUDING DILUTIVE EFFECT OF POTENTIAL COMMON SHARES	31,686,214	29,312,020	31,657,760

See notes to consolidated financial statements.

PAETEC Corp.

Consolidated Statements of Redeemable Preferred Stock and Stockholders’ Deficit

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands Except Share Amounts)

	Redeemable Preferred Stock	Common Stock Class A	Common Stock Class B	Treasury Stock	Additional Paid-In Capital	Accumulated Other Comprehensive (Loss)/Income	Accumulated Deficit	Total
Balance at January 1, 2004	$164,043	$266	$26		$53,060	$(466)	$(167,398)	$(114,512)
Accretion of preferred stock to redemption value	603				(603)			(603)
Dividends on preferred stock	13,421				(13,421)			(13,421)
Exercise of stock options, 113,109 shares		1			48			49
Amortization of deferred stock-based compensation					365			365
Net income							77,635	77,635
Other comprehensive income						1,438		1,438

BALANCE, December 31, 2004	$178,067	$267	$26	$—	$39,449	$972	$(89,763)	$(49,049)
Accretion of preferred stock to redemption value	603	—	—	—	(603)	—	—	(603)
Dividends on preferred stock	14,494	—	—	—	(14,494)	—	—	(14,494)
Exercise of stock options, 15,000 shares	—	—	—	—	5	—	—	5
Amortization of deferred stock-based compensation	—	—	—	—	21	—	—	21
Net income	—	—	—	—	—	—	14,474	14,474
Change in fair value of interest rate swaps	—	—	—	—	—	360	—	360
Reclassification due to discontinuance of hedge accounting	—	—	—	—	—	(1,332)	—	(1,332)

BALANCE, December 31, 2005	$193,164	$267	$26	$—	$24,378	$—	$(75,289)	$(50,618)
Accretion of preferred stock to redemption value	251	—	—	—	(251)	—	—	(251)
Dividends on preferred stock	6,873	—	—	—	(6,873)	—	—	(6,873)
Conversion and redemption of Series A convertible redeemable preferred stock	(200,288)	67	—	—	(4,779)	—	—	(4,712)
Conversion of Class B common stock to Class A common stock	—	26	(26)	—	—	—	—	—
Repurchase of Class A common stock, 6,546,526 shares	—	—	—	(45,694)	—	—	—	(45,694)
Class A common stock issued to initial stockholders, 690,065 shares	—	7	—	—	2,615	—	—	2,622
Repurchase of stock options					(56)	—	—	(56)
Exercise of stock options, 37,562 shares	—	—	—	—	15	—	—	15
Stock-based compensation expense	—	—	—	—	6,070	—	—	6,070
Stock-based compensation expense-warrants					472			472
Net income	—	—	—	—	—	—	7,803	7,803
Change in fair value of interest rate swaps, net of income taxes	—	—	—	—	—	(2,093)	—	(2,093)

BALANCE, December 31, 2006	$—	$367	$—	$(45,694)	$21,591	$(2,093)	$(67,486)	$(93,315)

See notes to consolidated financial statements.

PAETEC Corp.

Consolidated Statements of Cash Flows

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands)

	Year Ended December 31,
	2006	2005	2004
OPERATING ACTIVITIES:
Net income	$7,803	$14,474	$77,635
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	34,618	29,076	22,808
Amortization of debt issuance costs	1,513	2,108	1,794
Stock-based compensation expense	6,024	—	—
Stock-based compensation—warrants	472	21	365
Loss on disposal of property and equipment	85	44	5
Deferred income taxes	7,081	12,978	(38,235)
Change in fair value of Series A convertible redeemable preferred stock conversion right	(10,778)	10,778	—
Change in fair value of interest rate swaps	10	(1,449)	178
Leveraged recapitalization related costs	2,622	—	—
Loss on extinguishment of debt	4,255	—	—
Change in assets and liabilities which provided (used) cash:
Accounts receivable	(11,427)	(9,447)	(8,857)
Prepaid expenses and other current assets	(348)	(761)	(862)
Other assets	163	15	68
Accounts payable	6,993	(2,390)	2,968
Accrued expenses	1,722	364	(1,204)
Deferred revenue	4,357	4,358	4,476
Accrued payroll and related liabilities	1,066	2,330	(2,553)
Accrued commissions	12	1,856	(704)
Accrued taxes	(2,688)	96	12

Net cash provided by operating activities	53,555	64,451	57,894

INVESTING ACTIVITIES:
Purchases of property and equipment	(41,032)	(29,607)	(24,034)
Acquisitions, net of cash received	(4,972)	(2,201)	(14,566)
Proceeds from the disposal of property, plant and equipment	116	—	—
Software development costs	(1,974)	—	—

Net cash used in investing activities	(47,862)	(31,808)	(38,600)

FINANCING ACTIVITIES:
Repayments of long-term debt	(122,359)	(28,789)	(22,558)
Payment for debt issuance costs	(11,106)	(347)	(2,727)
Proceeds from long-term borrowings	375,997	—	—
Redemption of Series A preferred stock	(205,000)	—	—
Class A common stock repurchase	(45,694)	—	—
Stock option repurchase	(56)	—	—
Proceeds from exercise of stock options	16	5	49

Net cash used in financing activities	(8,202)	(29,131)	(25,236)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(2,509)	3,512	(5,942)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	49,394	45,882	51,824

CASH AND CASH EQUIVALENTS, END OF YEAR	$46,885	$49,394	$45,882

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$25,642	$9,929	$9,091

Cash paid for income taxes	$1,791	$1,302	$1,489

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING TRANSACTIONS:
Leveraged recapitalization transactions (NOTE 3)
Deferred consideration in connection with a business acquisition	$—	$2,161	$2,861

Property and equipment acquired under capital lease obligations	$8,263	$8,549	$9,511

Accrued property and equipment expenditures	$5,293	$7,583	$1,549

Tenant incentive leasehold improvements	$265	$901	$—

See notes to consolidated financial statements.

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

1.	DESCRIPTION OF BUSINESS

Description of Business

PAETEC Holding Corp. (the “PAETEC Holding”) operates in one business segment and is an integrated communications provider that offers broadband communications solutions, including voice, data, application and network integration services, primarily to business and institutional customers. PAETEC Holding was formed in August 2006 in connection with the merger of PAETEC Corp. (“PAETEC”) and US LEC Corp. (“US LEC”), which was consummated on February 28, 2007 (Note 16). As a result of the merger, PAETEC and US LEC each became a wholly owned subsidiary of PAETEC Holding. The merger was structured as a stock-for-stock exchange and will be accounted for by PAETEC Holding as an acquisition of US LEC using the purchase method of accounting for business combinations. Under the purchase method of accounting, any excess of the purchase price over estimated fair values of the net assets acquired will be recorded as goodwill.

Because the merger was not consummated on or before December 31, 2006, the accompanying historical financial statements and notes for all periods presented reflect only the financial results of PAETEC, as predecessor to PAETEC Holding. The consolidated financial statements accordingly include the accounts of PAETEC and its wholly-owned subsidiaries, PAETEC Communications, Inc., PAETEC Capital Corp., PAETEC Communications of Virginia, Inc., PAETEC Software Corp., PAETEC Integrated Solutions Group, Inc. and, effective February 28, 2005, American Long Lines, Inc. (Note 15) (collectively “the Company”).

As of December 31, 2006, the Company had incurred approximately $2.7 million of external legal, accounting, consulting and bank fees directly related to the Merger. These direct costs were recorded in other assets as of December 31, 2006.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation—The accompanying consolidated financial statements include the accounts of PAETEC Holding Corp. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents—The Company includes as cash and cash equivalents, cash, marketable securities and commercial paper with original maturities of three months or less.

Allowance for Doubtful Accounts—To determine its allowance for bad debts, the Company uses estimates based on its historical collection experience, its assessment of current industry trends and its credit policies.

Prepaid Expenses and Other Current Assets—Prepaid expenses and other current assets consist of prepaid services, insurance, maintenance contracts and refundable deposits. Prepayments are expensed on a straight-line basis over the corresponding life of the underlying agreements.

Property and Equipment—Property and equipment are stated at cost less accumulated depreciation. Interest is capitalized in connection with the installation of integrated network and related equipment. The capitalized interest is recorded as part of such assets and is amortized over the asset’s estimated useful life. Interest cost capitalized in 2006, 2005 and 2004 was not material.

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

Depreciation is computed using the straight-line method over the estimated useful lives of the property and equipment as follows:

Switches and switch-related equipment	5 - 12 years
Computer hardware and purchased software	3 - 10 years
Equipment	4 - 10 years
Office equipment, furniture and fixtures	3 - 7 years
Leasehold improvements	3 - 20 years

For leasehold improvements, depreciation is calculated using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term.

Goodwill—Goodwill represents the excess of cost over the fair value of net assets of businesses acquired.

In accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, the Company does not amortize goodwill or other acquired intangible assets with indefinite useful lives. The Company has identified two reporting units as defined in SFAS No. 142. Goodwill is assessed for impairment at least annually, based upon the Company’s estimate of the fair value of each reporting unit. As of December 31, 2006 and 2005, the Company did not have any intangible assets with indefinite useful lives.

The Company assesses the carrying value of its goodwill as of July 1 of each fiscal year. In accordance with SFAS No. 142, goodwill of a reporting unit will also be tested for impairment between annual tests if a triggering event occurs, as defined by SFAS No. 142, that could potentially reduce the fair value of the reporting unit below its carrying value. The 2006, 2005 and 2004 annual assessments of the carrying value of the Company’s reporting units indicated that the value of the remaining goodwill was not impaired.

Long-Lived Assets—The Company has a policy to review the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. For purposes of evaluating and measuring impairment, the Company groups a long-lived asset or assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairment charge for long-lived assets has been recorded in the accompanying consolidated financial statements for the years ended December 31, 2006, 2005 or 2004.

Software Development Costs—Software development costs incurred subsequent to establishing technological feasibility through general release of the software products are capitalized in accordance with “SFAS” No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Capitalized costs will be amortized on a product-by-product basis, with annual amortization being the greater of (a) the ratio of current product gross revenues to the total of current and anticipated future product gross revenues or (b) the straight-line method over the product’s remaining estimated economic life, including the current reporting period. Amortization will begin once the associated software product is available for general release to customers. There was no amortization of these costs in 2006 or 2005. The unamortized balance of capitalized software was $2.1 million and $0.1 million as of December 31, 2006 and 2005, respectively.

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

Deferred Income Taxes—The Company recognizes deferred income tax assets and liabilities for the expected future tax consequences of transactions and events. Under this method, deferred income tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities using enacted income tax rates in effect for the year in which the differences are expected to reverse. If necessary, deferred income tax assets are reduced by a valuation allowance to an amount that is determined to be more likely than not recoverable. The Company must make significant estimates and assumptions about future taxable income and future income tax consequences when determining the amount of the valuation allowance. In accordance with SFAS No. 5, Accounting for Contingencies, the Company records income tax contingencies when the exposure item becomes probable and reasonably estimable. As of December 31, 2006 and 2005, the Company had income tax contingency reserves of approximately $0.4 million and $0.3 million, respectively.

Other Assets—Other assets consist primarily of debt issuance costs, deposits and miscellaneous other assets. Debt issuance costs are amortized over the term of the related debt instruments, which is recorded as interest expense.

Self-insurance reserve—The Company is self-insured for certain losses related to insurance, although it maintains stop-loss coverage with third party insurers to limit exposures. The estimate of its self-insurance liability contains uncertainty since the Company must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and claims for incidents incurred but not reported as of the balance sheet date. When estimating its self-insurance liability, the Company considers a number of factors which include, but are not limited to, historical claim experience and known claims not yet paid. The Company has not made any material changes in the accounting methodology used to establish its self-insurance liabilities during the past three fiscal years.

Legal and contingency reserves—The Company accounts for legal and other contingencies in accordance with SFAS No. 5. Loss contingencies are accrued by a charge to income if both of the following conditions are met: 1) information prior to issuance of the consolidated financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss; and 2) the amount of the loss can be reasonably estimated.

Redeemable preferred stock—Redeemable preferred stock is reflected in the 2005 consolidated balance sheet at an amount that includes cumulative dividends due on the preferred stock through the balance sheet date and accretion to the mandatory redemption date of the direct costs associated with obtaining the preferred stock using the straight-line method. On June 12, 2006, the Company consummated a series of transactions (collectively, the “Leveraged Recapitalization”) in which, among other transactions, specified shares of the Series A convertible redeemable preferred stock were converted into Class A common stock in accordance with the existing terms of the Series A convertible redeemable preferred stock. See Note 3 for a detailed description of the Leveraged Recapitalization.

Revenue Recognition—The Company derives its revenue primarily from sales of telecommunications services, principally usage fees and monthly recurring fees. Usage fees consist of fees paid by customers for each call made, access fees paid by carriers for long distance calls that the Company originates and terminates and fees paid by the incumbent carriers as reciprocal compensation when the Company terminates local calls made by their customers. Revenue related to usage fees is recognized when the service is provided. Usage fees are billed in arrears and estimates are used to recognize revenue for unbilled usage fees. The Company’s ability to

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

generate access fee revenue, including reciprocal compensation revenue, is subject to numerous regulatory and legal proceedings. Until these proceedings are ultimately resolved, the Company’s policy is to recognize access fee revenue including reciprocal compensation revenue only when it is concluded that realization of that revenue is reasonably assured.

Monthly recurring fees include the fees paid for lines in service and additional features on those lines. Monthly recurring fees are paid by end-user customers and are primarily billed in advance. This revenue is recognized during the period in which it is earned.

Management makes estimates of future customer credits through the analysis of historical trends and known events. Provisions for customer credits are recorded as a reduction of revenue when incurred. Since any revenue allowances are recorded as an offset to revenue, any future increases or decreases in the allowances will positively or negatively affect revenue by the same amount.

The Company has certain arrangements where it recognizes revenue in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition, which requires certain non-recurring service activation and installation fee revenues that become payable at the time service is initiated to be deferred over the average customer life. In accordance with SAB No. 104, the Company defers service activation and installation fee revenues and related costs and amortizes them over the average customer life, which generally is three years.

The Company also derives revenue from sales of telecommunications equipment and software. Equipment revenue consists of fees paid for equipment and for system design and installation services. Equipment revenue is recognized upon delivery and acceptance of the equipment. Software revenue is derived through selling and supporting the Company’s proprietary telecommunications software. Revenue related to software sales is recognized upon delivery and acceptance of the software in accordance with Statement of Position (“SOP”) 97-2, Software Revenue Recognition and related interpretations. Support fees include fees for maintenance of the Company’s telecommunications software and fees for training the end user in the proper use of the telecommunications software. Maintenance fees are recognized pro rata over the length of the underlying maintenance contract. Training fees are recognized after the training obligation has been fulfilled.

Arrangements with multiple deliverables are accounted for in accordance with Emerging Issues Task Force (“EITF”) Bulletin No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF No. 00-21 provides additional guidance on revenue recognition for transactions that may involve the delivery or performance of multiple products, services or rights to use assets, and performance that may occur at different points in time or over different periods of time. Arrangements with multiple deliverables are reviewed and the elements separated into units of accounting under the provisions of EITF No. 00-21, with the total consideration received allocated over the relative fair value of the units of accounting. Revenue is recognized as the elements are delivered, assuming all other conditions for recognition of revenue described above have been met.

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

Deferred Revenue—Deferred revenue as of December 31, 2006 and 2005 is comprised of the following:

	December 31,
	2006	2005
	(in thousands)
Monthly recurring transport charges billed in advance	$15,963	$13,627
Deferred software maintenance revenue	2,649	2,163
Non-recurring service activation and installation fee revenue	3,054	2,242
Other deferrals	812	891

Current deferred revenue	22,478	18,923
Other non-current deferred revenue	3,099	2,297

Total deferred revenue	$25,577	$21,220

Cost of Sales—Cost of sales consists primarily of leased transport charges, usage costs for local and long distance calls, and costs associated with equipment sales. Leased transport charges are the payments the Company makes to lease the telephone and data transmission lines it uses to connect customers to the Company’s network and to connect the Company’s network to the networks of other carriers. Usage costs for local and long distance calls are the costs incurred to connect the Company’s switching centers to each other, or for calls made by customers that are terminated on the networks of other carriers. These costs include an estimate of charges for which invoices have not yet been received, and are based upon the estimated number of transmission lines and facilities in service, estimated minutes of use and estimated amounts accrued for pending disputes with other carriers, as well as upon the contractual rates charged by the Company’s service providers. Subsequent adjustments to these estimates may occur after the bills are received for the actual costs incurred, but these adjustments generally are not expected to be material to operating results. As of December 31, 2006 and 2005, the Company had $1.4 million and $5.1 million, respectively, of disputed network invoices and approximately $0.7 million and $2.5 million, respectively, of recorded reserves related to disputed balances recorded in accounts payable on the consolidated balance sheet.

In 2005, cost of sales included a credit of approximately $2.5 million from one of the Company’s largest suppliers for a network services discount based on cumulative purchases from June 1, 2004 through March 31, 2005. Approximately $0.7 million of the credit was based on purchases during 2005. The Company did not recognize approximately $1.8 million of the credit over the discount period, because, prior to the recognition of the credit, the Company did not believe it would achieve the level of cumulative purchases required to earn the credit, and therefore, the Company did not believe that the amount of the credit was fixed or determinable. During the three months ended March 31, 2005, the Company executed a new agreement with this supplier related to discounts on future purchases of network services. At that same time, the Company reached an agreement regarding the criteria required to earn the credit as defined in the prior year’s agreement. As a result of that agreement, the Company believed that the amount of the credit related to past purchases of network services was fixed and determinable and, accordingly, recognized a credit of $2.5 million in its results of operations for 2005.

Selling, General and Administrative Expenses—The Company’s selling, general and administrative expenses include selling and marketing, customer service, billing, corporate administration, engineering personnel and other personnel costs.

Withdrawn Initial Public Offering and Related Terminated New Senior Secured Credit Facility Expenses—The Company accounts for specific incremental costs directly attributable to a proposed offering of securities in

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

accordance with SAB Topic 5A, Expenses of Offering. Under SAB Topic 5A, specific incremental costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering. On September 16, 2005, the Company requested the withdrawal of its Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 22, 2005 related to a proposed initial public offering of common stock. Therefore, the Company’s 2005 operating expenses include a charge of approximately $4.6 million for costs related to the withdrawn initial public offering, including costs associated with the related terminated new senior secured credit facility.

Stock-Based Compensation—On January 1, 2006, the Company adopted SFAS No. 123(R), Share-Based Payment, which revised SFAS No. 123, Accounting for Stock-Based Compensation, and superseded Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees. SFAS No. 123(R) requires the measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award. The Company adopted SFAS No. 123(R) using the modified prospective transition method and therefore has not restated results for prior periods. Under this transition method, stock-based compensation expense is recorded for the unvested portion of previously issued awards that remain outstanding at January 1, 2006 using the same estimate of grant date fair value and the same attribution method used to determine the pro forma disclosure under SFAS No. 123. Stock-based compensation expense for all stock-based compensation awards granted on or after January 1, 2006 is based on the grant date fair value estimated in accordance with SFAS No. 123(R). The Company recognizes these compensation costs ratably over the requisite service period of the award. SFAS No. 123(R) also requires an entity to calculate the pool of excess tax benefit available to absorb tax deficiencies recognized subsequent to adoption of SFAS No. 123(R) (“APIC pool”). In November 2005, the Financial Accounting Standards Board (“FASB”) issued Staff Position (“FSP”) No. 123(R)-3, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards, which provides entities an elective alternative simplified method for computing their APIC pool upon adoption of SFAS No. 123(R). Entities may take up to one year from the effective date of the FSP to evaluate the available transition alternatives and make a one-time election as to which method to adopt. The Company has evaluated its APIC pool and has determined that it was immaterial as of January 1, 2006. SFAS No.123(R) also amends SFAS No. 95, Statement of Cash Flows, to require that excess tax benefits that had been reflected as operating cash flows be reflected as financing cash flows. Prior to the adoption of SFAS No.123(R), the Company accounted for stock-based compensation cost under the Option Plans using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and had adopted the disclosure-only provisions of SFAS No. 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation-Transition Disclosure. See Note 10 for additional information on stock-based compensation.

Agent Warrant Plan—The Company’s independent sales agents participate in the PAETEC Communications, Inc. Agent Incentive Plan (the “Warrant Plan”). Warrants granted under the Warrant Plan are recorded at fair value and are accounted for under the provisions of SFAS No. 123(R) and EITF Issue 96-18, Accounting for Equity Investments that are Issued to Other than Employees or in Conjunction with Selling Goods or Services. In accordance with SFAS No. 123(R), the Company estimates the fair value of each warrant grant on the date of grant using the Black-Scholes option-pricing model and using assumed risk-free interest rates ranging from 2.84% to 6.67% and expected lives of ten years. The volatility factor assumptions used in the Company’s fair value model ranged from 71% to 99%. The Company accrues compensation expense during the service period and adjusts the value attributable to unvested warrants in subsequent periods to the measurement date for increases or decreases in the fair value of the shares of common stock issuable upon exercise of the warrants. In accordance with EITF Issue 96-18, the measurement date is the date at which the agent’s performance is complete.

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

Leveraged Recapitalization Related Costs—On June 12, 2006, the Company consummated the Leveraged Recapitalization. (Note 3)

In 2006, the Company’s operating expenses include a charge of approximately $15.2 million for costs related to the Leveraged Recapitalization. The Company’s 2006 operating expenses also include other charges incurred in connection with the Leveraged Recapitalization, including a charge of $5.0 million for management cash bonuses and a stock-based compensation charge related to the Executive of $2.8 million for equity awards made under PAETEC Corp. Incentive Plan. The Leveraged Recapitalization also resulted in a non-operating charge in 2006 of approximately $5.1 million attributable to the extinguishment of the company’s then existing senior secured credit facility and capital leases.

Concentration of Credit Risk—Financial instruments that potentially subject the Company to credit risk consist of cash, cash equivalents and accounts receivable. Exposure to losses on accounts receivable is principally dependent on each customer’s financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses. As of December 31, 2006 and 2005, cash and cash equivalents of $28.6 million and $25.2 million, respectively, were held by a major financial institution, and the remaining cash and cash equivalents of $18.3 million and $24.2 million, respectively, were held at various financial institutions and banks.

Concentration of Suppliers—The Company currently leases its transport capacity from a limited number of suppliers and is dependent upon the availability of transmission facilities owned by the suppliers. The Company is vulnerable to the risk of renewing favorable supplier contracts, timeliness of the supplier in processing the Company’s orders for customers and is at risk related to regulatory agreements that govern the rates to be charged to the Company.

Financial Instruments—The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The fair values of the Company’s financial instruments are as follows:

•

The amount of long-term debt reported in the accompanying consolidated balance sheets approximates the fair value of these instruments. Fair value is based on the Company’s review of market values associated with comparable debt instruments.

•

The Company is also a party to letters of credit totaling $4.5 million and $3.5 million as of December 31, 2006 and 2005, respectively. Management does not believe it is practicable to estimate the fair value of these financial instruments and does not expect any material losses from their resolution since performance under these letters of credit is not likely to be required.

Basic and Diluted Income Per Common Share—For the years ended December 31, 2005 and 2004, basic income per common share was calculated utilizing the “two-class” method, by dividing income allocated to common stockholders by the weighted average number of common shares outstanding during the period.

At December 31, 2005 and 2004, the Company had 134,000 outstanding shares of Series A convertible redeemable preferred stock that meet the criteria of a participating security in the calculation of basic income per common share using the “two-class” method of SFAS No. 128. Therefore, EITF 03-06 requires that earnings be allocated between common stock and the participating security. Diluted income per common share was computed by dividing income allocated to common stockholders by the weighted average number of shares of Class A common stock, Class B common stock and potential common stock outstanding during the period. Potential

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

common stock consists of common stock issuable under the assumed exercise of stock options and warrants, computed based on the treasury stock method, and the assumed conversion of the issued and outstanding Series A convertible redeemable preferred stock using the “if-converted” method. Diluted income per common share includes the effect of potentially dilutive issuances of securities. Potential common stock is not included in the calculations of diluted income per common share to the extent its inclusion would be anti-dilutive.

As a result of the Leveraged Recapitalization on June 12, 2006, the Company converted or redeemed all of the outstanding shares of its Series A convertible redeemable preferred stock (Note 3). At December 31, 2006, there were no shares of Series A convertible redeemable preferred stock outstanding and, therefore, the “two-class” method of computing basic income per common share was not applicable.

Use of Estimates in Financial Statements—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Derivatives—SFAS. No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, allows the gains and losses of a derivative to offset related results on the hedged item in the consolidated statement of operations and comprehensive income, and requires the Company to formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

Derivatives are recognized on the balance sheet at fair value. The Company’s freestanding derivative instruments are evaluated for hedge accounting at inception and evaluated for effectiveness at least quarterly throughout the hedge period. These derivatives are designated as hedges of the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). The effective portion of the derivative’s gain or loss is initially reported as a component of comprehensive (loss) income and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to specific assets and liabilities on the balance sheet.

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in cash flows of a hedged item, the derivative or hedged item expires or is sold, terminated, or exercised, or management determines that it is no longer appropriate to designate the derivative as a hedge instrument.

Prior to the Leveraged Recapitalization, the shares of Series A convertible redeemable preferred stock were convertible at any time at the holder’s option into shares of the Class A common stock at a price of $7.50 per share of Class A common stock. At any time after February 4, 2007, but not after the consummation of a qualified public offering or a specified sale of the Company, any holder of the Series A convertible redeemable preferred stock had the right to require the Company to repurchase for cash any or all of the outstanding shares of

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

the Series A convertible redeemable preferred stock at fair market value, as defined in the agreement pursuant to which the Series A convertible redeemable preferred stock was issued. The conversion right of the Series A convertible redeemable preferred stockholders combined with the cash repurchase right of the Series A convertible redeemable preferred stockholders represented an embedded derivative as defined in SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company estimated the fair value and bifurcated the embedded derivative from the host contract. At each balance sheet date, the embedded derivative was recorded at fair value, with any change in fair value recognized in current operations. The fair value of the embedded derivative was determined based on a number of assumptions including the liquidity and volatility of the Company’s common stock. As a result of the Leveraged Recapitalization, the Series A convertible redeemable preferred stock conversion right no longer exists. The fair value of the Series A convertible redeemable preferred stock conversion right was zero as of June 12, 2006, as the Leveraged Recapitalization effectively set the termination date of the conversion right to June 12, 2006, on which date the right was out of the money and, therefore, had a fair value of zero. The change in fair value from January 1, 2006 to June 12, 2006 is included as income in the 2006 consolidated statements of operations and comprehensive income.

Interest rate swap agreements are periodically used by the Company to reduce exposure to fluctuations in the interest rates on its variable rate debt. These agreements are recorded in the condensed consolidated balance sheets at fair value. Changes in the fair value of the agreements are recorded in net income or other comprehensive (loss) income, based on whether the agreements are designated as part of the hedge transaction and whether the agreements are effective in offsetting the change in the value of the interest payments attributable to the Company’s variable rate debt.

Also as part of the Leveraged Recapitalization, the Company obtained borrowings under new senior secured credit facilities. In connection with these new facilities, the Company had interest rate swaps as of December 31, 2006 that qualified as cash flow hedges (Note 6).

Comprehensive Income—Comprehensive income includes all changes in stockholders’ equity during a period, except for changes resulting from investments by owners and distributions to owners. In 2006, 2005 and 2004, comprehensive income includes the Company’s net income and also includes the change in the market value of derivative hedge instruments of $2.1 million, $0.4 million and $1.4 million, respectively.

Recently Issued Accounting Standards—In July 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that entities recognize in their financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN No. 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. Based upon an assessment of the application of FIN 48 with respect to the Company’s income taxes, the adoption of FIN 48 is not expected to have a material effect on the consolidated financial statements of the Company.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors’ requests for more information concerning the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect that fair-value measurements have on earnings. SFAS No. 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS No. 157 is effective for financial

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the potential impact of adopting SFAS No. 157.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 108, codified as SAB Topic 1.N, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 was issued to address diversity in practice in quantifying financial statement misstatements. SAB No. 108 requires that misstatements are quantified based on their impact on each of an entity’s financial statements and related disclosures. SAB No. 108 is effective for financial statements covering the first fiscal year ending after November 15, 2006, and allows a one-time transitional cumulative effect adjustment to the carrying amounts of assets and liabilities as of the beginning of the fiscal year, with the offsetting adjustment to the opening balance of retained earnings. This one-time adjustment is allowed only for errors that were not previously deemed material, but are material under the guidance in SAB No. 108. The adoption of SAB No. 108 did not have an impact on the consolidated financial statements of the Company.

In February of 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS No. 157, Fair Value Measurements. The Company is currently evaluating the potential impact of adopting SFAS No. 159.

3.	LEVERAGED RECAPITALIZATION

On June 12, 2006, the Company consummated the Leveraged Recapitalization pursuant to, among other transactions, specified shares of the Series A convertible redeemable preferred stock were converted into shares of Class A common stock according to the existing terms of the Series A convertible redeemable preferred stock. As part of the Leveraged Recapitalization, the Company repurchased all remaining outstanding shares of the Series A convertible redeemable preferred stock, and specified outstanding shares of Class A common stock, for cash. The purchase price was funded in part with proceeds of borrowings under new senior secured credit facilities obtained by the Company (Note 6). The Leveraged Recapitalization, also included the conversion of all outstanding shares of the Class B common stock into an equal number of shares of Class A common stock (the “Class B Conversion”), and the right to receive 3.4 million additional shares of Class A common stock (the “Additional Shares”). Specified options to purchase Class A common stock issued in connection with the Company’s acquisition by merger of Campuslink Communications Systems, Inc. (the “CCS options”) also were repurchased by the Company for cash as part of the Leveraged Recapitalization. In addition, , to induce certain initial stockholders of the Company to provide the consents, approvals, waivers, releases and other agreements necessary to consummate the Leveraged Recapitalization, the Leveraged Recapitalization also involved the Company‘s issuance and sale of 690,065 shares of Class A common stock for no additional cash consideration to these initial stockholders (the “Initial Stockholder Sale”). The Company used the proceeds from the new senior secured credit facilities, in part, to pay some or all of the total cash required to consummate the Leveraged Recapitalization and to pay off or refinance substantially all of the Company’s then existing debt, including its then existing senior secured credit facility and capital leases.

The Company’s board of directors approved the grant of equity-based and cash incentive awards to certain senior executives for services in connection with the Leveraged Recapitalization and to promote the Company’s

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

retention of the executives following the consummation of the Leveraged Recapitalization. These awards included total cash bonuses of $5.0 million and grants of restricted stock units for 4.0 million shares of Class A common stock, which vest on the third anniversary of the date of grant (Note 10). The cash bonuses were paid following completion of the Leveraged Recapitalization and were subject to specified repayment provisions that could have resulted in an executive’s repayment of some or all of the bonus upon the occurrence of specified events during the 36 full calendar months following the month in which the bonuses were paid. In August 2006, the Company entered into agreements with the executive who had received one of these cash bonuses, under which PAETEC agreed to terminate the repayment provisions to which the bonuses were originally subject. These termination agreements were entered into to induce the executive to take actions or enter into or consent to agreements related to the execution of the merger agreement pursuant to which the Mergers (Note 15) were consummated,, including amendments to severance agreements and consents to incentive plan amendments that would preclude the completion of the mergers from triggering potential accelerated payments or accelerated vesting of equity awards held by the executives. As a result of these cash bonus transactions, the Company recorded a charge of $5.0 million, which is included in income from operations for the year ended December 31, 2006.

Series A Repurchase—Under the Leveraged Recapitalization, the Series A convertible redeemable preferred stockholders converted 50,045 outstanding shares of Series A convertible redeemable preferred stock into 6,672,638 shares of Class A common stock immediately before the Company’s repurchase of the remaining 83,955 outstanding shares of Series A convertible redeemable preferred stock, including accrued dividends, for cash. The total cash paid by the Company in connection with the repurchase was $205.0 million, of which $68.5 million represented the payment of accrued dividends on the converted and repurchased shares of Series A convertible redeemable preferred stock.

In accordance with Emerging Issues Task Force (“EITF”) Issue No. D-42, The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock, the repurchase of the Series A convertible redeemable preferred stock was accounted for as a redemption. As a result, the $33.8 million excess of fair value of the consideration transferred to the holders of the Series A convertible redeemable preferred stock over the carrying value of the Series A convertible redeemable preferred stock in the Company’s balance sheet on the date of the repurchase of $33.8 million was charged against paid-in-capital during the year ended December 31, 2006 and is reflected in the total net change in paid-in-capital for the year ended December 31, 2006. The $33.8 million was subtracted from net income for the purpose of computing the net loss allocated to common stockholders and charged against paid-in-capital during the year ended December 31, 2006.

Class A Repurchase—The Company purchased from some of the former stockholders of Campuslink Communications and some of their affiliates a total of 6,546,526 shares of Class A common stock for $56.9 million in cash, which represented a weighted average purchase price of $8.06 per share. In accordance with FASB Technical Bulletin (“FTB”) No. 85-6, Accounting for a Purchase of Treasury Shares at a Price Significantly in Excess of the Current Market Price of the Shares and the Income Statement Classification of Costs Incurred in Defending Against a Takeover Attempt, the total fair value of the repurchased shares on June 12, 2006 of $45.7 million ($6.98 per share—see Fair Value of Common Stock below) was accounted for as the cost of the shares and was included in treasury stock within the Company’s total stockholders’ deficit at December 31, 2006. The cash paid in excess of the fair market value of those shares on the repurchase date of $11.3 million was charged against income as inducement expense during the year ended December 31, 2006.

Class B Conversion—The Company and specified Class B common stockholders entered into an agreement to cause the conversion of all 2,635,000 outstanding shares of Class B common stock into an equal number of

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

shares of Class A common stock in accordance with the terms of the Company’s restated certificate of incorporation and to provide the specified Class B common stockholders with the right to receive at a specified date 3.4 million additional shares of Class A common stock in connection with the conversion. In accordance with the agreement, as modified in January 2007, (Note 15), these additional shares were issued in January 2007.

The Company determined that the fair value of the shares of Class B common stock was equal to the fair value of the total number of shares of Class A common stock which the Class B common stockholders were entitled to receive under the agreement, based on a number of factors. All parties to the Leveraged Recapitalization negotiated with each other and the Company to determine the various elements of the Leveraged Recapitalization. The parties each received a range of values for the shares and rights relinquished and/or received. Each share of Class B common stock had 20-to-1 voting rights over each share of Class A common stock, and the total voting power of the Class B common stock represented approximately 54% of the total voting power of all outstanding voting securities of the Company immediately prior to the Leveraged Recapitalization. Because of the 20-to-1 voting rights of the Class B common stock and the resulting voting control of the Class B common stockholders, and the contractual approval rights over specified and other matters held by the Series A convertible redeemable preferred stockholders and certain former stockholders of Campuslink Communications, the Company concluded that these three groups relinquished similar rights in the Leveraged Recapitalization. The Company concluded that a complex capitalization structure, similar to the Company’s capital structure prior to the Leveraged Recapitalization, might result in a range of fair values of the Company’s common stock. Based upon these facts and circumstances, the Company concluded that the $8.70 per share value that the Class B common stockholders received for their shares of Class B common stock represented fair value.

Campuslink Options—As part of the Leveraged Recapitalization, the Company purchased from some of the former stockholders or employees of Campuslink Communications options to purchase 40,568 shares of Class A common stock subject to each repurchased option. These options to purchase Class A common stock were repurchased by the Company for cash at a price of $6.38 per option. These options were originally recorded as part of the purchase price for the Company’s acquisition by merger of Campuslink Communications in 1999. In accordance with SFAS No.123(R), the excess of the repurchase price over the fair value of the options immediately before the repurchase of $0.2 million was recognized as additional compensation expense and included in leveraged recapitalization related costs in the Company’s consolidated statements of operations and comprehensive income for the year ended December 31, 2006. The Company determined the fair value of the options immediately before the repurchase using the Black-Scholes option-pricing model using the following assumptions: 1) a fair market value of the Company’s Class A common stock immediately before the repurchase of $6.98 per share (see Fair Value of Common Stock below); 2) an exercise price of $2.50 per share; 3) an expected life of 0.25 years; 4) an annualized volatility of 71%; and 5) a risk free interest rate of 4.93%.

Initial Stockholder Sale—To induce specified initial stockholders to provide the consents, approvals, waivers, releases and other agreements required to consummate the Leveraged Recapitalization, the Company issued to these initial stockholders 690,065 shares of Class A common stock for no additional cash consideration. The fair value of the Class A common stock at June 12, 2006 of $2.6 million was recorded as an inducement expense and included in leveraged recapitalization related costs in the Company’s consolidated statements of operations and comprehensive income for the year ended December 31, 2006.

Fair Value of Common Stock—The Company determined the illiquid, non-marketable fair value of the Company’s Class A common stock at June 12, 2006 based upon the Company’s capitalization structure after the Leveraged Recapitalization, using the Class A common stock price negotiated as part of the Leveraged Recapitalization. The Company assessed the reasonableness of this price by performing an internal valuation

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

analysis similar to the periodic analysis that the Company applies to determine the fair value of its Class A common stock from time to time in connection with granting stock options to employees (Note 10). This analysis used the Company’s projected future cash flows, discounted at a rate that reflects both the Company’s weighted average cost of capital and the lack of liquidity of the Company’s stock, and an implied market value analysis based on the stock price performance of the Company’s most comparable public peers (as determined by management) within the competitive carrier industry. Based on this analysis, the Company’s board of directors determined that the fair value of the Class A common stock was equal to $3.80 per share at June 12, 2006, based upon the Company’s capitalization structure after the Leveraged Recapitalization.

The Company also determined the liquid, marketable fair value of the Company’s Class A common stock at June 12, 2006 based upon the Company’s capitalization structure just prior to the Leveraged Recapitalization, using the Class A common stock price negotiated as part of the Leveraged Recapitalization. The Company assessed the reasonableness of this price by performing an internal valuation analysis similar to the periodic analysis that the Company applies to determine the fair value of its Class A common stock from time to time in connection with granting stock options to employees (Note 10). However, this analysis used the Company’s projected future cash flows, which were discounted at a rate that reflects the Company’s weighted average cost of capital but which did not include a discount for the lack of liquidity of the Company’s stock, and an implied market value analysis based on the stock price performance of the Company’s most comparable public peers (as determined by management) within the competitive carrier industry. Based on this analysis, the Company determined that the liquid, marketable fair value of the Class A common stock based upon the Company’s capitalization structure just prior to the Leveraged Recapitalization was $6.98 per share. This price was used to determine the accounting impact of the Class A Repurchase, the Class B Conversion and the repurchase of the Campuslink options as these transactions were negotiated based on the undiscounted, fully liquid value of the Class A common stock.

Debt and Capital Leases—As part of the Leveraged Recapitalization, the Company incurred borrowings under new senior secured credit facilities that consisted of a first lien term loan of $275.0 million, which included a revolving credit facility of $25.0 million, and a second lien term loan of $100.0 million (see Note 6). The Company applied the proceeds from the new senior credit facilities, in part, to make some or all of the total cash payments pursuant to the Leveraged Recapitalization and to repay or refinance all outstanding principal and interest under its then-existing $100.0 million senior secured credit facility, and $18.6 million of capital leases. In addition, the Company extinguished its interest rate swaps related to the foregoing indebtedness (Note 6).

Transaction Fees—The Company incurred $10.0 million in external legal, accounting, consulting and bank fees related to the Leveraged Recapitalization. Of these fees, $8.9 million represented direct costs incurred to acquire borrowings under the Company’s new senior secured credit facilities and were recorded as an asset at December 31, 2006. These fees will be amortized and charged to interest expense using the effective interest method over the life of the facilities. Direct costs incurred as a result of the Leveraged Recapitalization that were not direct costs of acquiring the senior credit facilities represented $1.1 million of these fees. These costs were included in income from operations as part of leveraged recapitalization related costs for the year ended December 31, 2006.

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

The following table shows the Company’s cash and cash equivalents and capitalization as of March 31, 2006 and as of June 30, 2006, reflecting the effects of the Leveraged Recapitalization:

	March 31, 2006	June 30, 2006
	(in thousands, except share and per share data)
Cash and cash equivalents	$52,092	$33,333

Current portion of long-term debt	$16,084	$2,873
Long-term debt	99,786	372,308

Total long-term debt, including current portion	$115,870	$375,181

Fair value of Series A convertible redeemable preferred stock conversion right	$5,282	$—

Series A convertible, redeemable preferred stock, $.01 par value, 134,000 and 0 shares authorized, issued and outstanding at March 31, 2006 and June 30, 2006, respectively ($199,515 liquidation value at March 31, 2006, inclusive of accrued dividends of $65,515)	$197,155	$—

Stockholders’ deficit:
Class A common stock, $.01 par value; 75,000,000 shares authorized, and 26,686,758 shares issued and outstanding at March 31, 2006; 100,000,000 shares authorized, 36,715,523 shares issued, and 30,168,997 shares outstanding at June 30, 2006	267	367
Class B common stock, $.01 par value; 7,500,000 shares authorized and 2,635,000 shares issued and outstanding at March 31, 2006; and 0 shares authorized, issued and outstanding at June 30, 2006	26	—
Treasury stock, 6,546,526 shares at cost, at June 30, 2006	—	(45,694)
Additional paid-in capital	21,518	17,162
Deferred stock-based compensation	(149)	(135)
Accumulated other comprehensive loss	—	(556)
Accumulated deficit	(62,763)	(68,577)

Total stockholders’ deficit	(41,101)	(97,433)

Total capitalization	$277,206	$277,748

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment as of December 31, 2006 and December 31, 2005 consisted of the following:

	December 31,
	2006	2005
	(in thousands)
Switches and switch-related equipment	$232,627	$196,612
Computer hardware and purchased software	49,213	42,834
Equipment	18,011	16,283
Office equipment, furniture and fixtures	16,543	14,478
Construction-in-progress	443	1,484

	316,836	271,691
Accumulated depreciation	(149,270)	(119,697)

Property and equipment, net	$167,566	$151,994

Construction-in-progress as of December 31, 2006 and 2005 consisted primarily of costs associated with the build-out of the Company’s network switch sites. Depreciation expense for 2006, 2005 and 2004 totaled $31.4 million, $26.0 million, and $21.9 million, respectively.

5.	GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill—Goodwill was $35.1 million as of December 31, 2006 and 2005, respectively. There was no change in goodwill during the year ended December 31, 2006.

The changes in the carrying value of goodwill in 2005 were as follows (in thousands):

Balance as of December 31, 2004	$36,695
Goodwill related to acquisition of American Long Lines, Inc. (Note 15)	1,471
Purchase accounting adjustment—Covista Communications, Inc.	(3,084)

Balance as of December 31, 2005 and 2006	$35,082

Other Intangible Assets

The gross carrying amount and accumulated amortization by major intangible asset category for December 31, 2006 and 2005 were as follows:

	As of December 31, 2006			Weighted- Average Amortization Period
	(in thousands)
	Gross Carrying Amount	Accumulated Amortization	Net
Customer-related	$13,803	$7,306	$6,497	4 years
Technology-based	653	653	—	3 years
Capitalized software costs	2,134	—	2,134	—

Total	$16,590	$7,959	$8,631	3 years

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

	As of December 31, 2005			Weighted- Average Amortization Period
	(in thousands)
	Gross Carrying Amount	Accumulated Amortization	Net
Customer-related	$13,803	$4,078	$9,725	4 years
Technology-based	653	653	—	3 years

Total	$14,456	$4,731	$9,725	3 years

Gross intangible assets at December 31, 2006 included $2.1 million of capitalized software costs, for which there was no amortization during 2006. Intangible asset amortization expense for the years ended 2006, 2005 and 2004 was $3.2 million, $3.1 million , and $1.0 million, respectively.

The Company estimates that future aggregate amortization expense related to purchased intangible assets as of December 31, 2006 will be as follows for the periods presented (in thousands):

Year Ending December 31,
2007	$3,145
2008	2,772
2009	2,257
2010	457

Total	$8,631

6.	LONG-TERM DEBT

Long-term debt as of December 31, 2006 and 2005 consisted of the following:

	December 31, 2006	December 31, 2005
	(in thousands)
Senior secured debt, as described below	$373,625	$99,048
Capital lease agreement (Anaheim switch), payable in monthly installments of $83, including interest at 5.8%, maturing in 2009	—	2,868
Capital lease agreement (New Jersey switch), payable in monthly installments of $72, including interest at 7.3%, maturing in 2010	—	2,896
Other debt	161	7,074

Total debt	373,786	111,886
Less: current portion	(2,856)	(12,186)

Long-term debt	$370,930	$99,700

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

Principal payments on long-term debt are as follows (in thousands):

Year Ending December 31,
2007	$2,856
2008	2,788
2009	2,767
2010	2,750
2011	2,750
Thereafter	359,875

Total	$373,786

The principal payments in the table above do not reflect those due under the $800 million term loan facility obtained on February 28, 2007 in connection with the completion of the US LEC merger (Note 16).

Senior Secured Debt—On February 21, 2006, the Company amended and restated its previously existing senior secured credit facility. Under this amendment and restatement, the term loan was increased to $100.0 million and the reducing revolving credit facility was reduced to $25.0 million. The outstanding principal balance of the term loan was payable in fifteen quarterly installments commencing on June 30, 2006, with a final installment payment on January 31, 2010. In accordance with SFAS No. 6, Classification of Short-Term Obligations Expected to be Refinanced, the Company’s long-term debt obligations at December 31, 2005 were adjusted to reflect the terms of the February 21, 2006 amendment.

On June 12, 2006, as part of the Leveraged Recapitalization (Note 3), the Company paid off its then existing senior secured credit facility and entered into two new senior secured credit facilities. The new senior secured credit facilities include a first lien credit agreement, consisting of an initial term loan commitment of $275.0 million and a revolving loan commitment of $25.0 million, and a second lien credit agreement consisting of a $100.0 million term loan commitment. The Company used the proceeds from the new senior secured credit facilities, in part, to pay some or all of the total cash required for the Leveraged Recapitalization, and to pay off the Company’s existing debt, including its existing senior secured credit facility and capital leases. In connection with the repayment of its then existing senior secured credit facility and capital leases, the Company incurred a loss on extinguishment of debt totaling approximately $5.1 million. As of December 31, 2006, the Company had $25.0 million in borrowings available under the revolving portion of the first lien credit agreement. The outstanding principal balance of the first lien term loan is payable in twenty quarterly installments, which commenced on September 30, 2006. Each quarterly installment payable during the period from September 30, 2006 through and including March 31, 2011 is equal to $0.7 million, with the final quarterly installment payable on June 30, 2011 equal to the remaining unpaid portion of the term loan. Under the first lien credit agreement, additional payments of principal may become due annually, based upon the Company’s level of excess cash flow as defined in the credit agreement. The first lien credit agreement also carries a fee of 0.5% on the unutilized revolving loan commitment as well as a fee equivalent to an applicable margin for each outstanding letter of credit under the agreement. The outstanding principal balance on the second lien term loan is payable in full on the June 12, 2013 maturity date. In connection with the new senior secured credit facilities, the Company incurred debt issuance costs of approximately $8.9 million. These costs were capitalized, and are being amortized over the term of the facilities using the effective interest method. The Company granted the lenders under this facility a security interest in substantially all of its assets and in the capital stock of its subsidiaries.

Amounts borrowed under the Company’s first lien term loan bear interest at the Company’s option at either the London Interbank Offered Rate (“LIBOR”) plus 3.5%, or a defined base rate plus 2.5%. The defined base

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

rate is equal to the higher of the prime lending rate or the overnight federal funds rate plus one-half of one percent (the “Base Rate”). Amounts borrowed under the Company’s second lien term loan bear interest at the Company’s option at either LIBOR plus 7.5%, or Base Rate plus 6.5%. At December 31, 2006, borrowing rates were 8.9% and 12.9% under the first and second lien credit agreements, respectively.

Under the Company’s new senior secured credit facilities, the Company is subject to the following financial covenants:

•	minimum fixed charge coverage ratio; and

•	maximum total leverage ratio.

The Company is also subject to various other restrictions under the new senior secured credit facility agreements, which affect, and in some cases significantly limit or prohibit, the Company’s ability to incur additional indebtedness. As of December 31, 2006, the Company was in compliance with all of its covenants.

Other Debt— As of December 31, 2005, other debt included capital lease and vehicle note obligations. As part of the Leveraged Recapitalization, the Company paid off approximately $18.6 million in capital lease liabilities. Prior to the Leveraged Recapitalization, on April 3, 2006, the Company and one of its primary lessors amended the provisions of their master agreement to lease equipment. Under the amended terms, which changed the classification of 40 operating leases under the master agreement from operating to capital leases, the Company recorded approximately $3.1 million of additional debt and additional equipment. As a result of the subsequent payment of capital lease obligations in connection with the Leveraged Recapitalization, there were no outstanding capital lease obligations as of December 31, 2006. Other debt as of December 31, 2006 included the Company’s vehicle note obligations of approximately $0.2 million.

Interest Rate Swap Agreements—In order to reduce the Company’s exposure to fluctuations in interest rates, the Company periodically enters into interest rate swap agreements. These agreements effectively convert a portion of the Company’s floating-rate debt to fixed-rate debt. Such agreements involve the exchange of fixed-rate and floating-rate payments over the life of the agreement without the exchange of the underlying principal amounts. The Company’s policy is to enter into swap agreements only with creditworthy counterparties.

Swap agreements in effect as of December 31, 2006 and December 31, 2005 were as follows:

	Notional Amount	Maturities	Strategy	Weighted Average LIBOR Rate	Fixed Rate
	(in thousands)
December 31, 2006	$125,000	06/30/2009	Cash Flow Hedge	5.38%	5.64%
	$100,000	06/30/2009	Cash Flow Hedge	5.38%	5.63%
December 31, 2005	$45,000	09/30/2006	Cash Flow Hedge	4.36%	2.96%
	$25,000	04/01/2007	Cash Flow Hedge	4.36%	4.23%

Weighted-average variable rates are subject to change over time as LIBOR fluctuates. Notional amounts do not represent amounts exchanged by the parties and, thus, are not a measure of the Company’s interest rate exposure.

Neither the Company nor the counterparty is required to collateralize its obligations under the swap agreements. The Company is exposed to loss if the counterparty defaults. Management does not anticipate any

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

non-performance by counter-parties to the Company’s swap agreements as all counterparties have investment grade credit ratings. Risk management strategies, such as interest rate swaps, are reviewed and approved by the Company’s board of directors. The Company’s policy is to limit the maximum number of positions that can be taken in any given instruments.

In connection with the Leveraged Recapitalization, the Company extinguished the $45.0 million and $25.0 million notional amount interest rate swap agreements associated with its previously existing senior secured credit facility, and entered into two new swap agreements to hedge against the variability in cash flows associated with the interest payment on its new senior secured credit facilities. The change in the fair value of the previously existing swaps of less than $0.1 million from January 1, 2006 to June 26, 2006, the date the swaps were extinguished, was recorded in interest expense for the year ended December 31, 2006.

In connection with the new senior secured credit facilities entered into as part of the Leveraged Recapitalization, the Company also entered into two new interest rate swap agreements on June 26, 2006. In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, the Company designated the two new swap agreements as cash flow hedges. The Company estimates the effectiveness of the interest rate swap agreements using the hypothetical derivative method. Under this method, the fair value of the actual interest rate swaps is compared to the fair value of hypothetical swap agreements that have the same critical terms as the portion of the debt being hedged. The critical terms of the interest rate swap agreements are identical to the portion of the debt being hedged as of December 31, 2006. To the extent that the agreements are not considered highly effective in offsetting the change in fair value of the interest payments being hedged, the fair value relating to the ineffective portion of such agreements and any subsequent changes in such fair value will be immediately recognized in net income as interest expense. To the extent that the swap agreements are considered highly effective, but not completely effective, in offsetting the change in the value of the benchmark interest payments being hedged, any changes in fair value relating to the ineffective portion of such agreements will be immediately recognized in net income as interest expense. During the year ended December 31, 2005, the Company recorded a $1.0 million (before income taxes) out of period adjustment in the consolidated statement of operations and comprehensive income to properly discontinue hedge accounting related to its interest rate swaps.

Under hedge accounting, interest rate swap agreements are reflected at fair value in the condensed consolidated balance sheets and the related gains and losses on these agreements are recorded in total stockholders’ deficit, net of applicable income taxes; as accumulated other comprehensive loss. Gains and losses recorded in accumulated other comprehensive loss are reclassified into income as an adjustment to interest expense in the same periods in which the hedged transaction is recognized in income.

In performing its assessment of effectiveness of its cash flow hedges as of December 31, 2006, the Company concluded that its cash flow hedges were highly effective. As of December 31, 2006, the Company’s outstanding swaps represented a liability with a fair value of $2.1 million, net of tax. Accumulated other comprehensive loss and other long-term liabilities have been adjusted based on the fair value. The adjustment to fair value from July 1, 2006 to December 31, 2006 was recorded as a component of comprehensive income for year ended December 31, 2006.

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

7.	INCOME TAXES

Income Taxes

The provision (benefit) for income taxes for the years ended December 31, 2006, 2005 and 2004 consisted of the following:

	2006	2005	2004
	(amounts in thousands)
Current income tax expense:
U.S. Federal	$623	$650	$450
U.S. State	726	497	627

Total	$1,349	$1,147	$1,077
Deferred income tax expense (benefit):
U.S. Federal	$7,082	$12,795	$(38,360)
U.S. State	(1)	182	125

Total	$7,081	$12,977	$(38,235)

Total income tax expense (benefit)	$8,430	$14,124	$(37,158)

Income tax expense for each of the years ended December 31, 2006, 2005 and 2004 differs from the expected income tax expense calculated using the statutory U.S. Federal income tax rate as follows:

	2006		2005		2004
	($ amounts in thousands)
Federal provision at statutory rate	$5,682	35%	$10,010	35%	$14,167	35%
State taxes, net of Federal provision	838	5%	711	2%	1,195	3%
Fair value of Series A convertible redeemable preferred stock conversion right	(3,772)	(23)%	3,772	13%	—	—
Amounts paid to facilitate Leveraged Recapitalization	5,287	33%
Acquired net operating loss carryforwards	—	—	—	—	7,419	18%
Stock-based compensation	852	5%
Other	(47)	(0)%	37	0%	(395)	(1)%
Change in valuation allowance	(410)	(3)%	(406)	(1)%	(59,544)	(147)%

Income tax expense (benefit)	$8,430	52%	$14,124	49%	$(37,158)	(92)%

Deferred Income Taxes—Deferred income tax assets or liabilities reflect temporary differences between amounts of assets and liabilities, including net operating loss carryforwards, for financial and tax reporting. Such amounts are adjusted as appropriate to reflect changes in the tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is established for any deferred income tax asset for which realization is not more likely than not.

The Company considers all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance is needed for some portion or all of a net deferred income tax asset. Judgment is used in considering the relative impact of negative and positive evidence. In arriving at these judgments, the weight given to the potential effect of negative and positive evidence is commensurate with the extent to which it can be objectively verified.

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

As of December 31, 2006, the Company maintained a valuation allowance of approximately $2.7 million, which primarily relates to state net operating loss carryforwards that the Company does not believe it is more likely than not to realize. As of December 31, 2005, the Company maintained a valuation allowance of approximately $3.1 million.

The Company’s deferred income tax assets (liabilities) as of December 31, 2006 and 2005 consisted of the following:

	December 31,
	2006	2005
	(amounts in thousands)
Current:
Net operating loss (NOL) carryforwards	$7,583	$14,426
Allowance for doubtful accounts	2,407	2,804
Other accruals and deferrals	3,583	2,257
Deferred revenue	1,244	896
Valuation allowance	(607)	(878)

Net current deferred income tax asset	$14,210	$19,505

Non-current:
NOL carryforwards	$42,299	$45,548
Federal & State AMT credit carryforward	2,260	1,287
Basis difference in property and equipment and intangible assets	(33,102)	(31,785)
Stock-based compensation	2,181	—
Other	15	529
Valuation allowance	(2,081)	(2,220)

Net non-current deferred income tax asset	$11,572	$13,359

The Company recorded a tax provision of $8.4 million for the year ended December 31, 2006, which represented an effective tax rate of 51.9%. Of the $20.2 million in charges related to the Leveraged Recapitalization, $15.1 million related to the acquisition of the Company’s stock. As such, these costs are non-deductible for tax purposes. Excluding the $15.1 million of charges related to the acquisition of the Company’s stock, as well as the $10.8 million in income that resulted from the change in the fair value of the Series A convertible redeemable preferred stock conversion right, the Company’s effective income tax rate would have been 41.0% for the year ended December 31, 2006.

The Company recorded a tax provision of $14.1 million for the year ended December 31, 2005, which represented an effective tax rate of 49.4%. Excluding the $10.8 million charge in 2005 that resulted from the change in the fair value of the Series A preferred stock conversion right, which is not deductible for tax purposes, the effective income tax rate would have been 35.9%.

As of December 31, 2005, the Company had net operating loss carryforwards of approximately $154.7 million. The Company utilized $26.2 million of net operating loss carryforwards to offset federal taxable income during the year ended December 31, 2006. In addition, the Company accumulated an additional $0.5 million of net operating losses related to converted charitable contributions. As of December 31, 2006 the Company had approximately $129.0 million in net operating loss carryforwards (“NOLs”). As a result, the Company currently only pays accrued alternative minimum taxes and state income taxes. The Company conducted an analysis of the

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

impact that the Leveraged Recapitalization had on the Company’s ability to utilize its NOLs. The analysis concluded that PAETEC incurred a change in ownership within the meaning of Section 382 of the Internal Revenue Code (IRC Section 382) as a result of the Leveraged Recapitalization on June 12, 2006. In general, IRC Section 382 places annual limitations on the use of certain tax attributes such as net operating losses and tax credit carryovers in existence at the ownership change date. As such, as of December 31, 2006, the $129.0 million pre-change net operating losses will be subject to an annual limitation under IRC Section 382. The analysis concluded that an annual limitation of approximately $7.1 million will be imposed on these NOLs. To the extent the Company has a net unrealized built in gain (“NUBIG”) at the date of the ownership change, the limitation may be increased during the first five years following the ownership change pursuant to IRC Section 382 and published notices. The analysis supports the conclusion that a NUBIG existed at the date of the ownership change providing for the increase in the annual limitation by approximately $9.3 million during the five year period immediately following the ownership change that occurred on June 12, 2006. Based on this conclusion, a combined NOL limitation of $16.4 million will exist on PAETEC’s NOLs during the five years immediately following the ownership change, and an annual limitation of $7.1 million will exist thereafter. The overall analysis supports the Company’s ability to utilize its pre-change deferred income tax assets related to the NOLs prior to their expiration.

8.	REDEEMABLE PREFERRED STOCK

As a result of the Leveraged Recapitalization (Note 3), all of the Company’s convertible redeemable preferred stock was converted or redeemed. A total of 50,045 shares of Series A convertible redeemable preferred stock were converted into shares of Class A common stock pursuant to the original terms of the Series A convertible redeemable preferred stock. The Company paid each Series A convertible redeemable preferred stockholder in cash for the aggregate amount of accrued and unpaid dividends on the converted shares. In addition, the Company purchased a total of 83,955 shares of Series A convertible redeemable preferred stock for cash, including all unpaid dividends accrued on those shares. The Company made total cash payments of $205.0 million with respect to these preferred stock transactions, of which, $68.5 million represented the payment of accrued dividends on the converted and repurchased shares. The excess of fair value of the consideration transferred to the holders of the preferred stock over the carrying amount of the preferred stock in the Company’s balance sheet was subtracted from net income for purposes of computing the net loss allocated to common stockholders, in accordance with the EITF Issue No. D-42. As such, the Company charged the amount of this excess ($33.8 million) against paid-in-capital for the year ended December 31, 2006.

9.	STOCKHOLDERS’ EQUITY

Common Stock—Subsequent to the Leveraged Recapitalization (Note 3), the authorized capital stock of the Company consists of one class of common stock, designated as Class A common stock. In addition to the Class A common stock, the Company has the authority to issue 10 million shares of preferred stock. No such shares have been issued as of December 31, 2006. All shares of Class A common stock have the same rights, powers and privileges.

Holders of common stock are entitled to share ratably in dividends when and as declared by the Company’s Board of Directors out of funds legally available. On liquidation and dissolution of the Company, each holder of common stock is entitled to share ratably in all assets.

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

10.	SHARE-BASED TRANSACTIONS

Stock Options—Employees of the Company participate in the PAETEC Corp. 2001 Stock Option and Incentive Plan (the “2001 Equity Plan”) and the PAETEC Corp. 1998 Incentive Compensation Plan (the “1998 Option Plan” and, together with the 2001 Equity Plan, the “General Equity Plans”). The 1998 Option Plan provides for the issuance of up to an aggregate of 5,300,000 shares of Class A common stock. The 1998 Option Plan was designed to create an incentive for the Company’s employees and is administered by a committee of the Company’s board of directors. Although the 1998 Option Plan remains in effect and options under the plan remain outstanding, the Company ceased making awards under the plan as of February 28, 2001. In March 2001, the Company adopted the 2001 Equity Plan in order to enhance the Company’s ability to attract and retain the Company’s employees. The 2001 Equity Plan is administered by a committee of the Company’s board of directors and provides for the issuance, as of December 31, 2006, of up to an aggregate of 20,225,650 shares of Class A common stock, plus any shares of Class A common stock that are represented by awards granted under the 1998 Option Plan which are forfeited, expire or are canceled without the delivery of shares of Class A common stock, up to a maximum of 2,987,782 shares.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), using the modified prospective transition method and, therefore, has not restated results for prior periods’. Under this transition method, stock-based compensation expense is recorded for the unvested portion of previously issued awards that remain outstanding as of January 1, 2006 using the same estimate of grant date fair value and the same attribution method used to determine the pro forma disclosure under SFAS No. 123. Stock-based compensation expense for all stock-based compensation awards granted on or after January 1, 2006 is based on the grant date fair value estimated in accordance with SFAS No. 123(R). The Company recognizes these compensation costs, net of an estimated forfeiture rate, ratably over the requisite service period of the award. The Company estimated the forfeiture rate based on its historical experience since January 1, 2000. For the year ended December 31, 2006, the total compensation expense related to stock options granted under the General Equity Plans was $2.9 million, net of a deferred income tax benefit of $0.3 million. This expense is included as part of selling, general and administrative expenses in the consolidated statements of operations and comprehensive income.

Prior to January 1, 2006, the Company accounted for compensation cost under the General Equity Plans using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and had adopted the disclosure-only provisions of SFAS No. 123 as amended by SFAS No. 148, Accounting for Stock-Based Compensation-Transition Disclosure. When options were granted with exercise prices below fair value, compensation expense was recorded for awards of options over the period earned. However, in most cases the Company had not recognized any compensation expense in connection with option awards to employees, since the exercise price of the option on the date of grant generally approximated the fair market value of the Company’s underlying Class A common stock on that date.

Prior to the adoption of SFAS No. 123(R), the tax benefit, if any, from stock option exercises was presented as an operating cash flow. Upon adoption of SFAS No. 123(R), tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options will be classified as financing cash flows. Additionally, SFAS No. 123(R) states that any potential tax benefit associated with incentive stock options should be recognized only at the time of settlement (if those options are settled through a disqualifying disposition). As a result, the stock-based compensation expense associated with incentive stock options must be treated as a permanent difference until that time, which, in turn results in an increase to the Company’s effective income tax rate in the period granted.

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

The following table illustrates the effect on net (loss) and income per common share for the years ended December 31, 2005 and 2004, as if the Company had applied the fair value recognition provisions of SFAS No. 123, as amended by SFAS No. 148:

	Year Ended December 31,
	2005	2004
	(in thousands, except per share data)
Net income	$14,474	$77,635
Plus: Stock-based employee compensation expense (income) included in reported net income, net of income taxes	(10)	185
Less: Stock-based employee compensation expense determined under fair value based method for all awards, net of income taxes	(5,712)	(7,753)

Net income—pro forma	$8,752	$70,067

(Loss) income per common share (basic)—as reported	$(0.02)	$1.35
(Loss) income per common share (diluted)—as reported	$(0.02)	$1.25
(Loss) income per common share (basic)—pro forma	$(0.22)	$1.19
(Loss) income per common share (diluted)—pro forma	$(0.22)	$1.10

The contractual term of options granted under the General Equity Plans is ten years. Options granted under the General Equity Plans prior to April 1, 2005 generally vest ratably over a four-year period, provided that the grantee remains in service during that time. Beginning with options granted during the second quarter of 2005, the Company’s option agreements prohibited exercise of these options until the Company became a reporting company under the Securities Exchange Act of 1934 or any corresponding provision of any successor statute (an “SEC reporting company”) with respect to any class of its securities (the “Exercise Freeze”). In February 2007, the Company became an SEC reporting company, and the Exercise Freeze was removed.

The Company determines the fair value of each option award on the date of grant using the Black-Scholes option-pricing model. The Company determined that as a private company it was not practicable to estimate the volatility of its share price, based on the Company’s low frequency of price observations. Therefore, expected volatilities were based on a volatility factor computed based upon an external peer group analysis of publicly traded companies based in the United States within a predetermined market capitalization range (“public comparables”). The analysis provided historical and implied volatilities of the public comparables and developed an estimate of constant expected volatility for the Company. The Company performs an internal valuation analysis to determine the fair value of its Class A common stock from time to time in connection with granting stock options to employees. This analysis uses the Company’s projected future cash flows, discounted at a rate that reflects both the Company’s weighted average cost of capital and the lack of liquidity of the Company’s stock, and an implied market value analysis based on the stock price performance of the Company’s most comparable public peers (as determined by management) within the competitive carrier industry. The expected term for options granted prior to April 1, 2005 is 7 years. For options granted subsequent to March 31, 2005, the expected term is 9.9 years, which takes into consideration the Exercise Freeze described above. The risk free interest rate is based on the implied yield available at the time the options were granted on U.S. Treasury zero coupon issues with a remaining term equal to the expected term of the option. The expected dividend yield is 0% for all periods presented, based upon the Company’s historical practice of electing not to declare or pay cash dividends on its common stock.

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

For options granted during the years ended December 31, 2006, 2005, and 2004, the weighted average fair value of the stock options granted, estimated on the date of grant using the Black-Scholes option-pricing model, was $3.56, $2.54, and $4.06, respectively, using the following assumptions:

	Year Ended December 31,
	2006	2005	2004
Expected Option Life (in years)	9.9	7.0-9.9	7.0
Risk Free Interest Rate	4.64% - 5.11%	3.86% - 4.48%	3.31% - 4.35%
Expected Volatility	75.0%	71.24% - 77.80%	72.54% - 77.94%
Expected Dividend Yield	—	—	—

A summary of stock option activity under the General Equity Plans for the year ended December 31, 2006 follows:

	Shares of Class A Common Stock Underlying Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2006	12,612,804	$4.46
Granted	863,150	$4.37
Exercised	(37,562)	$0.40
Canceled	(40,568)	$2.50
Forfeited	(287,732)	$4.12

Outstanding at December 31, 2006	13,110,092	$4.48	5.5	$119,578

Exercisable at December 31, 2006	10,122,309	$4.52	4.8	$91,604

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the Company’s stock price on December 31, 2006 and the exercise price, multiplied by the number of options with an exercise price lower than the Class A common stock price on December 31, 2006 (“in-the- money” options)) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount changes based on the fair market value of the Company’s stock. Total intrinsic value of options exercised during the years ended December 31, 2006 and 2005 was approximately $0.1 million. Total intrinsic value of options exercised during the year ended December 31, 2004 was approximately $0.6 million. The Company received less than $0.1 million of cash related to the exercise of stock options for the years ended December 31, 2006, 2005 and 2004. Total fair value of options vested and expensed was $2.9 million, net of a deferred income tax benefit of $0.3 million, for the year ended December 31, 2006. The impact on the Company’s loss per share of this after-tax charge was approximately $0.09 for the year ended December 31, 2006.

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

The following table summarizes stock option information at December 31, 2006:

	Options Outstanding		Options Exercisable
Range of Exercise Prices	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$0.00 - $4.08	7,551,205	$2.93	5,844,098	$2.98
$4.09 - $6.80	3,695,583	$5.75	2,526,057	$5.82
$6.81 - $13.60	1,863,304	$8.21	1,752,154	$7.92

	13,110,092	$4.48	10,122,309	$4.52

As of December 31, 2006, there was $4.9 million of total unrecognized stock-based compensation expense related to unvested stock options granted under the General Equity Plans. The Company expects to recognize the expense over a weighted-average period of 1.4 years.

Warrants—The Company’s independent sales agents participate in the PAETEC Communications, Inc. Agent Incentive Plan (the “Warrant Plan”). Warrants granted under the Warrant Plan are recorded at fair value and are accounted for under the provisions of SFAS No. 123(R) and EITF Issue 96-18, Accounting for Equity Investments that are Issued to Other than Employees or in Conjunction with Selling Goods or Services. In accordance with SFAS No. 123(R), the Company estimates the fair value of each warrant grant on the date of grant using the Black-Scholes option-pricing model and using assumed risk-free interest rates ranging from 2.84% to 6.67% and expected lives of ten years. The volatility factor assumptions used in the Company’s fair value model ranged from 71% to 99%. The Company accrues compensation expense during the service period and adjusts the value attributable to unvested warrants in subsequent periods to the measurement date for increases or decreases in the fair value of the shares of common stock issuable upon exercise of the warrants. In accordance with EITF Issue 96-18, the measurement date is the date at which the agent’s performance is complete.

The Warrant Plan provides for the issuance of up to 500,000 shares of Class A common stock based upon the achievement and maintenance of certain revenue goals by the Company’s independent sales agents. The Warrant Plan is designed to create an incentive for the sales agents and is administered by the Company’s senior management. Warrants issuable under the Warrant Plan vest with respect to 20% of the shares of Class A common stock subject to such warrants in the first year. Vesting with respect to the remaining 80% of the shares subject to such warrants is dependent upon the generation and maintenance of certain revenue levels by the warrant holder. Warrants are not exercisable until after the Company completes an initial public offering of the Class A common stock. The February 28, 2007 merger with US LEC (Note 16) was deemed an “initial public offering” for purposes of the exercisability of these warrants.

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

The following table summarizes information concerning outstanding and exercisable warrants as of December 31, 2006:

	Shares of Class A Common Stock Underlying Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2006	395,666	$5.42
Granted	—
Exercised	—
Canceled	—
Forfeited	—

Outstanding at December 31, 2006	395,666	$5.42	5.2	$3,237

Exercisable at December 31, 2006	—	—	—	—

There were no warrants granted during the year ended December 31, 2006. The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the Company’s stock price on December 31, 2006 and the exercise price, multiplied by the number of in-the-money warrants) that would have been received by the warrant holders had all warrant holders exercised their warrants on December 31, 2006. This amount will change based on the fair market value of the Company’s stock. There were no warrants exercised during the year ended December 31, 2006. Total fair value of warrants vested and expensed, net of tax, was approximately $0.3 million, less than $0.1 million, and $0.2 million for the years ended December 31, 2006, 2005 and 2004, respectively.

The following table summarizes warrant information as of December 31, 2006:

	Warrants Outstanding		Warrants Exercisable
Range of Exercise Prices	Number of Warrants	Weighted- Average Exercise Price	Number of Warrants	Weighted- Average Exercise Price
$0.00 - $4.50	107,500	$3.26	—	—
$4.51 - $6.49	172,500	$5.31	—	—
$6.50 - $8.00	115,666	$7.59	—	—

	395,666	$5.42	—	—

Restricted Stock Units—The Company adopted the PAETEC Corp. Executive Incentive Plan on June 7, 2006 (the “RSU Plan”), in connection with the Leveraged Recapitalization. The RSU Plan provides for the award of stock units for up to a total of 4.0 million shares of Class A common stock to officers of the Company and its subsidiaries. All stock units outstanding as of December 31, 2006 were issued in connection with the Leveraged Recapitalization. The stock units were issued under the terms of the Plan and a stock unit agreement. The purpose of the RSU Plan is to advance the interests of the Company and its stockholders by providing a means for executives of the Company to obtain or further a sense of proprietorship in the development and financial success of the Company. Awards under the RSU Plan may be granted to any officer of the Company or any subsidiary thereof. The RSU Plan will terminate on June 7, 2016. The RSU Plan is administered by the Company’s board of directors. The board of directors has the authority to interpret the RSU Plan, determine the

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

terms and conditions of awards and make all other determinations required for the administration of the RSU Plan. The board of directors may delegate its authority to a committee of directors. The board of directors may amend, suspend or terminate the RSU Plan at any time. Without the consent of the participant or except as otherwise provided in the RSU Plan or in the stock unit agreement, no amendment, suspension or termination of the RSU Plan may alter or impair any rights or obligations under any outstanding award. No award may be granted after the RSU Plan is terminated. Awards under the RSU Plan will be made in the form of stock units. A stock unit is an award that represents a conditional right to receive shares of Class A common stock in the future and that is subject to restrictions and a risk of forfeiture.

A participant will not be entitled to receive the shares of Class A common stock subject to the stock units until the stock units have vested. All of the stock units will be subject to time-based vesting, and will vest on a single date with respect to 100% of the shares subject to the stock units on the first to occur of the following dates:

1.	on the third anniversary of the grant date, provided executive is then in service;

2.	upon termination of service due to:

•	death or disability;

•	termination by the Company without cause; or

•	as a result of the executive’s resignation for good reason, as defined in the RSU Plan; or

3.	immediately prior to the consummation of a “Corporate Transaction,” as defined in the RSU Plan.

No stock units will vest if the executive’s service is terminated before the third anniversary of the grant date:

•	by the Company for cause; or

•	as a result of the executive’s resignation without good reason, unless vesting continues pursuant to the terms of such executive’s post-employment non-competition covenant, if any, with the Company.

The board of directors may accelerate vesting of an award at its discretion. A participant will not have any of the rights of a stockholder with respect to the stock units unless and until the Class A common stock relating to the stock units has been delivered to him. The participant will, however, be entitled to receive, upon the Company’s payment of a cash dividend on outstanding Class A common stock, a cash payment for each stock unit that the participant holds as of the record date for such dividend equal to the per-share dividend paid on the Class A common stock.

Awards of stock units are not transferable and, until such time as the Company becomes a reporting company under the Securities Exchange Act of 1934, the participant may not sell, assign, pledge, hypothecate, transfer by gift or otherwise dispose of shares of Class A common stock represented by the stock units and acquired under the grant, except in transfers back to the Company or transfers by will or the laws of descent and distribution, or transfers by gift or domestic relations order to family members as defined in Rule 701 under the Securities Act of 1933. The RSU Plan provides for specified adjustments upon the occurrence of a transaction that would involve a capitalization change as defined in the RSU Plan.

As part of the Leveraged Recapitalization, the Company’s board of directors approved the grant under the RSU Plan of stock units for 4.0 million shares of Class A common stock with a fair value of $3.80 per share. These stock units vest on the third anniversary of the date of grant, unless vesting is accelerated as described

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

above. The Company expenses the cost of the stock units, which is determined to be the fair market value of the underlying shares of the Class A common stock at the date of grant, ratably over the three-year vesting period.

In connection with the execution of the Company’s definitive agreement to merge with US LEC in August 2006, the Company’s board of directors approved the grant under the 2001 Equity Plan of stock units for 0.6 million shares of Class A common stock to employees of the Company and its subsidiaries. These stock units vest on the fourth anniversary of the date of grant, unless vesting is accelerated for reasons specified in the 2001 Equity Plan. The terms of these stock units further provide that, if merger with US LEC does not occur prior to a specified outside date set forth in the merger agreement, or if the merger agreement is otherwise terminated prior to the outside date, as amended from time to time, the stock units will expire without delivery of any of the shares subject to the stock units. Since the vesting of these awards is contingent upon the completion of the merger with US LEC, the Company determined to defer recognition of the compensation expense attributable to these stock units until such time as the merger is consummated. Outstanding stock unit awards as of December 31, 2006 and changes during the year ended December 31, 2006 were as follows:

	Shares of Class A Common Stock Underlying Stock Units	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2006	—	—
Granted	4,572,834	$4.20
Vested	—
Canceled	—
Forfeited	(20,000)

Outstanding at December 31, 2006	4,552,834

Vested at December 31, 2006	—

For the year ended December 31, 2006, the total compensation expense related to stock units granted under the RSU Plan was $1.7 million, net of a deferred income tax benefit of $1.1 million. This expense is incorporated as part of selling, general and administrative expenses in the consolidated statements of operations and comprehensive income. As described above, this expense does not include any amount attributable to the 0.6 million stock units granted in August 2006 under the 2001 Equity Plan, since the Company is deferring recognition of the compensation expense attributable to these stock units until such time as the proposed US LEC merger is consummated. As of December 31, 2006, there was unrecognized stock-based compensation expense related to unvested stock unit awards of approximately $16.0 million. That cost is expected to be recognized over a weighted average period of 1.5 years.

11.	(LOSS) INCOME PER COMMON SHARE

During the year ended December 31, 2005, the Company had 134,000 outstanding shares of Series A convertible redeemable preferred stock that met the criteria of a participating security in the calculation of basic income per common share using the “two-class” method of SFAS No. 128. During the year ended December 31, 2005, basic loss per common share was calculated utilizing the “two-class” method by dividing loss allocated to common shareholders by the weighted average number of common shares outstanding during the period.

Diluted loss per common share was computed by dividing loss allocated to common stockholders by the weighted average number of shares of Class A common stock, Class B common stock and potential common

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

stock outstanding during the period. Potential common stock consisted of common stock issuable under the assumed exercise of stock options and warrants, computed based on the treasury stock method, and the assumed conversion of any issued and outstanding Series A convertible redeemable preferred stock using the “if-converted” method. Diluted loss per common share included the effect of potentially dilutive issuances of securities. Potential common stock was not included in the calculations of diluted loss per common share to the extent its inclusion would be anti-dilutive.

As a result of the Leveraged Recapitalization on June 12, 2006, the Company converted or redeemed all of the outstanding shares of its Series A convertible redeemable preferred stock (Note 3). At December 31, 2006, there were no shares of Series A convertible redeemable preferred stock outstanding and, therefore, the “two-class” method of computing basic income per common share was not applicable. As part of the Leveraged Recapitalization, the Company issued stock units under the Plan (Note 10). The Company issued additional stock units under the 2001 Option Plan in August 2006 (Note 10). All of these stock units are excluded from the computation of basic loss per common share for the year ended December 31, 2006, as the time-based vesting conditions had not been satisfied as of December 31, 2006. Under SFAS No. 128, these stock units are considered options for purposes of computing diluted earnings per share and, therefore, are included in the computation of diluted loss per common share for the year ended December 31, 2006. Also as part of the Leveraged Recapitalization, the Company agreed to issue to the Class B Stockholders a total of 3.4 million shares of Class A Common Stock (the “Additional Shares”). These Additional Shares are included in the computation of basic loss per common share for the year ended December 31, 2006, since all necessary conditions for issuance of the shares have been satisfied at December 31, 2006 (i.e. the issuance of the shares is not contingent).

The computation of basic and diluted (loss) income per common share for the years ended December 31, 2006, 2005 and 2004 was as follows:

	Year Ended December 31,
	2006	2005	2004
	(in thousands, except share and per share data)
Basic (loss) income per common share
Net income	$7,803	$14,474	$77,635
Less: accretion on preferred stock	251	603	603
Less: cumulative preferred stock dividends	6,873	14,494	13,421
Less: redemption charge related to Series A preferred stock	33,834	—	—

Undistributed (loss) income	(33,155)	(623)	63,611

Income allocated to participating preferred stockholders	—	—	24,116

(Loss) income allocated to common stockholders	$(33,155)	$(623)	$39,495

Weighted average common shares outstanding—basic	31,686,214	29,312,020	29,259,615

(Loss) income per common share—basic	$(1.05)	$(0.02)	$1.35

Diluted (loss) income per common share
(Loss) income allocated to common stockholders	$(33,155)	$(623)	$39,495

Weighted average common shares outstanding—basic	31,686,214	29,312,020	29,259,615
Dilutive effect of warrants—treasury stock method	—	—	69,161
Dilutive effect of stock options—treasury stock method	—	—	2,328,984

Weighted average common shares outstanding—diluted	31,686,214	29,312,020	31,657,760

(Loss) income per common share—diluted	$(1.05)	$(0.02)	$1.25

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

For 2006, a total of 3,907,780 shares of Class A common stock issuable upon the assumed conversion of stock options, warrants, and restricted stock units computed based on the treasury method, were not included in the calculation of diluted loss per common share as the effect of including these shares would have been anti-dilutive.

For 2005, a total of 36,832,660 shares of Class A common stock, which were issuable as of December 31, 2005 upon conversion of the Series A convertible redeemable preferred stock, including dividends accumulated on the Series A convertible redeemable preferred stock through December 31, 2004, and a total of 909,726 shares of common stock issuable under the assumed exercises of stock options and warrants computed based on the treasury stock method, were not included in the as reported calculation of diluted (loss) income per common share. Such shares were not included in the calculation of diluted (loss) income per common share as the effect of including these shares would have been anti-dilutive.

For 2004, a total of 23,268,174 shares of Class A common stock, which were issuable as of December 31, 2004 upon conversion of the Series A convertible redeemable preferred stock, including dividends accumulated on the Series A convertible redeemable preferred stock through December 31, 2003, were not included in the as reported calculation of diluted (loss) income per common share. Such shares were not included in the calculation of diluted (loss) income per common share as the effect of including these shares would have been anti-dilutive.

In connection with any conversion of shares of Series A convertible redeemable preferred stock, the Company had the right to issue additional shares of Class A common stock, valued at the then-current market value of the Class A common stock (as determined in accordance with the terms of the Series A convertible redeemable preferred stock), as payment of accumulated dividends on the shares of Series A convertible redeemable preferred stock being converted. Because the Company’s then existing senior credit facility (Note 6) restricted the payment of cash dividends by the Company, in cases where such share amounts were not anti-dilutive, the foregoing share amounts for the years ended December 31, 2005 and 2004 include the additional shares of Class A common stock that the Company would have issued in payment of accumulated dividends in connection with the conversion of the Series A convertible redeemable preferred stock.

12.	EMPLOYEE BENEFIT PLAN

The Company has a 401(k) retirement savings plan, pursuant to section 401(k) of the Internal Revenue Code, under which employees can contribute up to 25% of their annual salary. Employees are eligible for participation upon employment. The Company’s discretionary matching contributions for the 12 months ended December 31, 2006, 2005 and 2004 totaled $2.1 million, $1.8 million, and $1.5 million, respectively.

13.	COMMITMENTS & CONTINGENCIES

Operating Leases—The Company has entered into various non-cancelable operating lease agreements, with expiration dates through 2021, for office space and equipment. Some of these leases have free or escalating rent payment provisions. The Company recognizes rent expense under these leases on a straight-line basis. The Company began occupying a new corporate headquarters in January 2001 under a 20-year lease agreement, and expects that annual rent payments under the lease will increase to approximately $2.0 million for the last ten years of the lease term. The Company’s annual rental payments under the lease were $1.8 million for 2006, 2005, and 2004.

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

Total rent expense for 2006, 2005 and 2004 was $11.1 million, $11.3 million, and $9.9 million, respectively. Future minimum lease obligations related to the Company’s operating leases as of December 31, 2006 are as follows (amounts in thousands):

Year Ending December 31,
2007	$9,012
2008	8,310
2009	6,304
2010	5,731
2011	4,964
Thereafter through 2021	23,353

$57,674

Purchase Commitments—As of December 31, 2006, the Company had entered into agreements with vendors to purchase approximately $12.0 million of equipment and services, of which we expect $10.7 million to be delivered and payable in 2007, $0.9 million to be delivered and payable in 2008, and $0.4 million to be delivered and payable in 2009.

Data and Voice Services—The Company has various agreements with certain carriers for data and voice services. As of December 31, 2006, our minimum commitments under these agreements were $116.3 million, which expire through 2011. Related expenses for the periods ended in 2006, 2005 and 2004 were included in cost of sales in our consolidated statements of operations and comprehensive income.

Regulation—The Company’s services are subject to varying degrees of federal, state and local regulation. These regulations are subject to ongoing proceedings at federal and state administrative agencies or within state and federal judicial systems. Results of these proceedings could change, in varying degrees, the manner in which the Company operates. The Company cannot predict the outcome of these proceedings or their effect on the Company’s industry generally or upon the Company specifically.

Interconnection Agreements—The Company is dependent on the cooperation of the incumbent local exchange carriers in its service area to provide service for the origination and termination of its local and long distance traffic. Historically, charges for these services have made up a significant percentage of the overall cost of providing these services. The Company incurs costs through the use of services agreed to in its contracts with these incumbent local exchange carriers. These costs are recognized in the period in which the service is delivered and are included as a component of the Company’s cost of sales.

Litigation—The Company is party to various legal proceedings, most of which relate to routine matters incidental to the Company’s business. The result of any current or future litigation is inherently unpredictable; however, management believes there is no litigation asserted or pending against the Company that could have, individually or in the aggregate, a material adverse effect on its financial position, results of operations or cash flows.

MCI-WorldCom Network Services, Inc. sued the Company in an attempt to recover approximately $5.6 million in access charges that the carrier paid to the Company between October 2003 and June 2004. The challenged charges were imposed by the Company for the use of its network to route calls from end user customers of various wireless companies to the interexchange carrier for completion to its subscribers’ toll-free numbers. The carrier claimed that the access service performed by the Company in connection with these calls

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

was unnecessary, unwanted and without justification in the Company’s applicable access tariffs. The Company denied these claims, and contended that the services it performed were legitimate, beneficial and appropriate under the Company’s tariffs, FCC rulings and other applicable authority, and that the access charges assessed were therefore properly collected and retained. The Company counterclaimed to recover approximately $2.0 million in other access charges that the interexchange carrier had withheld in connection with its dispute. In November 2005, a ruling in favor of MCI reduced the amount owed to MCI to $3.5 million. This ruling was appealed. In accordance with its revenue recognition policy, the Company delayed recognition of a portion of these disputed revenues, specifically the approximately $2.0 million of other access charges that the interexchange carrier had withheld in connection with its dispute, until it is concluded that realization of that revenue is reasonably assured. In October 2006, the appellate court ruled in MCI’s favor and the Company accordingly recorded a $1.5 million litigation settlement charge in September 2006 to reflect the incremental amount of the ruling not previously recorded.

14.	RELATED PARTIES

During 2005 and 2004, in connection with the Company’s senior secured credit facility, the Company made interest payments of $1.7 million and $1.4 million, respectively, to an affiliate of an investor of the Company, and ceased to be an affiliate of a material investor of the Company during 2006.

The Company employs two immediate family members of its Chairman, President and Chief Executive Officer. The Company made total salary and bonus payments to them of $451,263 for 2006, $282,411 for 2005, and $277,668 for 2004. During the period from January 1, 2004 to December 31, 2006, the Company issued these individuals options to purchase a total of 46,200 shares of Class A common stock at exercise prices ranging from $2.00 to $6.25 per share, as well as 114,000 restricted stock units. In addition, from time to time, another immediate family member of the Chairman, President and Chief Executive Officer performs consulting services for the Company. For these services, the Company has paid this individual $18,350 for 2006, $13,669 for 2005, and $14,020 for 2004.

15.	ACQUISITIONS

Covista— On May 27, 2004, the Company announced that it had agreed with Covista Communications, Inc. (“Covista”), a facilities-based provider of telecommunications services, to purchase a base of commercial customers, switches and related facilities of Covista. Subject to final adjustment, the Company was obligated to pay a cash amount of approximately $17.5 million, inclusive of transaction costs, which is based on a multiple of monthly operating revenue of approximately $2.7 million associated with the acquired Covista customers, assets and facilities. Due to the nature of this acquisition, the primary component of which was a group of Covista customers that met certain criteria at a specific moment in time, the Company concluded that it was not practicable to provide historical pro forma financial statements with respect to the acquisition. Payment of the purchase price was due in three installments within 270 days after closing, with the majority payable upon closing. As part of the acquisition, the Company assumed operating leases for existing Covista switch facilities in New York and Philadelphia, as well as office locations in Bensalem, PA and Paramus, NJ. Covista also executed a wholesale service agreement to purchase $12.0 million of services from the Company over 24 months. The terms of this wholesale agreement are consistent with current market rates and terms.

The transaction closed on August 18, 2004, and the results of operations of the Covista business are included in the Company’s consolidated statement of operations and comprehensive income from August 18, 2004. The fair values of the assets acquired, including intangible assets, were determined by management with assistance from an adviser. Of the $17.5 million in purchase price, approximately $4.3 million represented

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

goodwill, which is deductible for tax purposes, approximately $10.4 million was allocated to customer-related intangible assets, which have useful lives ranging from three to five years, approximately $2.4 million represented accounts receivable, and approximately $0.4 million was allocated to other tangible assets. The final payment to Covista was contingent upon the average monthly revenue run rate of the customers during the seventh, eighth and ninth months following the closing and the amount of cash collected from the accounts receivable acquired from Covista.

As of December 31, 2005, the Company paid a total of approximately $15.0 million in cash for the purchase of assets from Covista. The purchase price was reduced by approximately $2.5 million during 2005 primarily as a result of a reduction in the customer revenue run rates that determined the final purchase price and a reduction in the cash collected from the accounts receivable. The reduction in purchase price, as well as other adjustments to the purchase price allocation, resulted in the following changes in the allocation of purchase price: approximately $3.1 million reduction to goodwill, approximately $0.8 million increase to customer-related intangible assets, and approximately $0.2 million reduction to accounts receivable. The purchase price and purchase price allocation was finalized during the third quarter of 2005.

American Long Lines—On February 28, 2005, the Company announced its purchase of American Long Lines, Inc., a privately owned telecommunications company serving primarily small and medium-sized business customers in the mid-Atlantic region for approximately $4.3 million in cash of which approximately $2.0 million was paid at closing and approximately $2.3 million was paid during 2006. This acquisition increased the Company’s penetration in existing Metro New York, New Jersey and Philadelphia markets.

On May 31, 2006 the purchase agreement was amended to alter the original payment schedule and payment methodology such that a $1.1 million payment made in the third quarter of 2006 represented the final purchase payment under the amended agreement. Of the $4.3 million in total purchase price, approximately $1.5 million represented goodwill, which is expected to be deductible for tax purposes. Commencing on February 28, 2005, the results of operations for the American Long Lines business have been included as part of the accompanying condensed consolidated financial statements of the Company. American Long Lines was merged with and into one of the Company’s other subsidiaries effective in December 2005.

16.	SUBSEQUENT EVENTS

Class B Conversion—In January 2007, the agreement originally entered into between former Class B common stockholders and the Company related to the Leveraged Recapitalization (Note 3) was modified to allow for the issuance of 3.4 million shares of Class A common stock to those former Class B common stockholders, at any time, upon notification from those former Class B common stockholders. On January 23, 2007, the 3.4 million shares of Class A common stock were issued to those former Class B common stockholders.

Merger Agreement—On February 28, 2007, PAETEC and US LEC completed their combination pursuant to the merger agreement, dated as of August 11, 2006, as amended, among PAETEC, US LEC, PAETEC Holding and PAETEC Holding’s two wholly-owned subsidiaries as of that date. Under the merger agreement, one PAETEC Holding subsidiary merged with and into the other PAETEC Holding subsidiary and merged with and into US LEC (the “US LEC merger” and together with the PAETEC merger, the “mergers”). PAETEC and US LEC were the surviving corporations of the mergers and, as a result of the mergers, became wholly-owned subsidiaries of PAETEC Holding.

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

Pursuant to the PAETEC merger, each outstanding share of Class A common stock, par value $0.01 per share, of PAETEC was converted into the right to receive 1.623 shares of the common stock, par value $0.01 per share, of PAETEC Holding. Pursuant to the US LEC merger, each outstanding share of US LEC Class A common stock, par value $0.01 per share, was converted into the right to receive 1.000 share of PAETEC Holding common stock. At the effective time of the mergers, each then outstanding option, warrant or other right to acquire common stock of PAETEC or US LEC, whether or not vested or exercisable at that time, was assumed by PAETEC Holding and converted into an option, warrant or other right, as applicable, to purchase PAETEC Holding common stock on the same terms and conditions applicable to such option, warrant or right in effect before the mergers, including existing vesting and exercisability provisions without any acceleration, except that the number of shares subject to, and (to the extent applicable) the per share exercise price of, the option, warrant or other right were adjusted based on the applicable exchange ratio. Cash is paid in lieu of fractional shares of PAETEC Holding common stock in connection with the mergers.

PAETEC Holding will account for the mergers as a purchase of US LEC by PAETEC using the purchase method of accounting under generally accepted accounting principles. For federal income tax purposes, the PAETEC merger together with the US LEC merger is intended to be treated as an integrated series of transfers under Section 351 of the Internal Revenue Code.

Credit Agreement—On February 28, 2007, in connection with the completion of the mergers, PAETEC Holding obtained $850 million of new senior secured credit facilities pursuant to a Credit Agreement, dated as of February 28, 2007, among PAETEC Holding, as Borrower, the Lenders party thereto from time to time, Deutsche Bank Trust Company Americas (“Deutsche Bank”), as Administrative Agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), as Syndication Agent, and CIT Lending Services Corporation (“CIT”), as Documentation Agent. PAETEC and US LEC used the proceeds of the $800 million term loan facility together with a portion of their cash on hand to refinance substantially all of their senior secured indebtedness and to repurchase all outstanding shares of the US LEC preferred stock.

Before the execution of the credit agreement on February 28, 2007, Deutsche Bank, Merrill Lynch or their respective affiliates had provided investment banking, commercial banking and other financial services to PAETEC, US LEC or their respective affiliates. CIT was a stockholder of PAETEC and CIT or its affiliates previously had provided commercial banking services to PAETEC or PAETEC’s affiliates.

PAETEC Holding is the borrower under the new facilities. All obligations under the facilities are guaranteed by all subsidiaries of PAETEC Holding, including PAETEC, US LEC and their respective subsidiaries. PAETEC Holding and the subsidiary guarantors under the new facilities are referred to in this prospectus as the “PAETEC loan parties.”

The credit facilities consist of:

•	a term loan facility in a total principal amount of $800 million, which was fully drawn on the merger closing date and applied to the uses described above; and

•	a revolving credit facility in a total available principal amount of $50 million, none of which was drawn on the merger closing date.

The PAETEC loan parties may use the proceeds of loans under the revolving credit facility for working capital, capital expenditures and general corporate purposes. A portion of this facility is available for the issuance of letters of credit to support the operating requirements of the PAETEC loan parties.

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

On June 27, 2007, PAETEC Holding, as Borrower, the Lenders party thereto and Deutsche Bank Trust Company Americas, as Administrative Agent, entered into a First Amendment to Credit Agreement (the “Amendment”), which amended the Credit Agreement.

The Amendment became effective on July 10, 2007 as of the closing of the Notes offering, described below, and upon the Company’s application of the net proceeds of the Notes offering, together with cash on hand, to repay $300 million principal amount of loans outstanding under the term loan facility. Except as amended by the Amendment, the provisions of the Credit Agreement as executed on February 28, 2007 remain in effect.

Under the Credit Agreement, as amended by the Amendment, the credit facilities consist of a term loan facility in a total principal amount of $498 million, all of which is fully drawn, and a revolving credit facility in a total available principal amount of $50 million, none of which was drawn at the Amendment closing date. The Company may elect, subject to pro forma compliance with a total leverage ratio covenant and other conditions, to solicit the lenders under the Credit Agreement or other prospective lenders to increase by up to $225 million the total principal amount of borrowings available under the term loan facility. Any such increased borrowings may be used for capital expenditures and general corporate and working capital purposes.

The Company is required to make scheduled principal payments under the term loan facility, in equal quarterly installments, in an annual amount of $5.0 million during the first 5 1/2 years after the Amendment closing date.

Borrowings under the amended credit facilities bear interest, at the Company’s option, at an annual rate equal to either a specified “base rate” plus a margin of 1.50% or the London interbank offered rate (“LIBOR”) plus a margin of 2.50%. The margin applicable to LIBOR loans under the revolving credit facility is subject to specified reductions based on certain reductions in the Company’s total leverage ratio.

The Amendment modified some of the restrictive covenants in the Credit Agreement to provide the Company with enhanced operating flexibility, including the ability to incur additional indebtedness.

The Amendment eliminated a financial covenant that had required the Company to maintain compliance with specified ratios of consolidated adjusted EBITDA to fixed charges (as defined for purposes of the Credit Agreement). The Amendment also modified the terms of the total leverage ratio covenant previously applicable to the Company. Under the amended covenant, the Company’s ratio of consolidated debt to consolidated adjusted EBITDA (as defined for purposes of the Credit Agreement) for any measurement period will not be permitted to be greater than 5.00:1.00. The Company was in compliance with this financial covenant as of September 30, 2007.

The Company accounted for the Amendment in accordance with EITF 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments, and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities-a replacement of FASB Statement No. 125. Based on the terms of the Amendment, the modification of the debt instrument is considered substantial and has been accounted for as a debt extinguishment.

        PAETEC Holding is required to maintain interest rate protection agreements mutually acceptable to PAETEC Holding and the administrative agent under the Credit Agreement. Such agreements under the facilities may include any interest rate swap agreement, interest rate cap agreement, interest collar agreement, interest rate hedging agreement or other similar agreement or arrangement. The agreements must have a term of at least two

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

years and establish a fixed or maximum interest rate for an aggregate notional principal amount equal to at least 50% of the aggregate principal amount of the initial term loans incurred on the initial borrowing date of February 28, 2007.

Senior Notes Offering

On July 10, 2007, PAETEC Holding entered into an Indenture, dated as of July 10, 2007 (the “Indenture”), among PAETEC Holding, the subsidiary guarantors of PAETEC Holding named therein, and The Bank of New York, as trustee (the “Trustee”), pursuant to which PAETEC Holding issued $300 million in aggregate principal amount of 9.5% Senior Notes due 2015 (the “Notes”). PAETEC Holding sold the Notes in an offering exempt from the registration requirements of the Securities Act of 1933. The closing of the sale took place on July 10, 2007.

The Notes accrue interest at a rate of 9.5% per year from July 10, 2007. Interest is payable semi-annually in arrears on January 15 and July 15 of each year, commencing on January 15, 2008. The Notes will mature on July 15, 2015.

The Company may redeem some or all of the Notes, at any time before July 15, 2011, at a redemption price equal to 100% of their principal amount plus a “make-whole” premium. The Company may redeem some or all of the Notes, at any time on or after July 15, 2011, at specified redemption prices declining to 100% of their principal amount. In addition, before July 15, 2010, the Company may redeem up to 35% of the Notes at a redemption price of 109.500% of their principal amount with the net cash proceeds of certain equity offerings. If the Company undergoes certain kinds of changes of control, or sells certain of its assets and does not apply the net proceeds to repay indebtedness under the Company’s credit facilities or reinvest such net proceeds in its business, it may be required to offer to purchase Notes from holders.

The Notes are PAETEC Holding’s senior unsecured obligations and rank equally in right of payment with all of PAETEC Holding’s existing and future senior indebtedness. Each of PAETEC Holding’s restricted subsidiaries that is eligible and required under the Indenture to do so (the “Subsidiary Guarantors”) has guaranteed the Notes on a senior unsecured basis, as described below. The Subsidiary Guarantors include all subsidiaries of PAETEC Holding, including PAETEC, US LEC and their respective subsidiaries. Each guarantee ranks equally in right of payment with all existing and future senior indebtedness of the Subsidiary Guarantor. The Notes and the guarantees are effectively subordinated in right of payment to all of the existing and future secured obligations of PAETEC Holding and the Subsidiary Guarantors, to the extent of the value of the assets securing that indebtedness. Some of PAETEC Holding’s restricted subsidiaries were added as Subsidiary Guarantors of the Notes pursuant to a supplemental indenture dated as of September 25, 2007.

The Subsidiary Guarantors have, jointly and severally, fully and unconditionally guaranteed, to each holder of the Notes, the full and prompt performance of PAETEC Holding’s obligations under the Indenture and the Notes, including the payment of principal (or premium, if any) and interest on the Notes, on an equal and ratable basis. Further, PAETEC Holding has no independent assets or operations, and there are no material restrictions on the ability of consolidated subsidiaries to transfer funds to PAETEC Holding in the form of cash dividends, loans or advances. PAETEC Holding’s assets are comprised solely of investments it has made in its consolidated subsidiaries and its operations are comprised solely of changes in its investment in subsidiaries and interest associated with the senior indebtedness. Based on these facts, and in accordance with SEC Regulation S-X Rule 3-10, “Financial statements of guarantors and issuers of guaranteed securities registered or being registered”, PAETEC Holding will not be required to provide condensed consolidating financial information for the Subsidiary Guarantors.

The Company entered into a registration rights agreement, dated as of July 10, 2007, pursuant to which the Company agreed to use commercially reasonable efforts to file a registration statement with the SEC to exchange the Notes for a new issue of substantially identical debt securities in an exchange registered under the Securities Act of 1933 or, if required, to file a shelf registration statement to cover resales of the Notes under specified circumstances. If the Company fails either to cause the exchange offer registration statement to be declared effective or to complete the exchange offer within the period specified in the Indenture or, if required, to cause any shelf registration statement with respect to resales of the Notes to be declared effective within the period specified in the Indenture, or if the exchange offer registration statement or any shelf registration statement is declared effective but thereafter ceases to be effective or usable, subject to specified exceptions, in connection with exchanges or resales of the Notes, the Company will be required to pay additional interest to the holders of the Notes under some circumstances. The additional interest in the case of a registration default will accrue at an annual rate of 0.25% with respect to the first 90-day period immediately following the occurrence of any such default and will increase by the 0.25% annual rate with respect to any subsequent 90-day period during which such a registration default continues, up to a maximum increase of 1.00% in the annual interest rate.

The Indenture contains customary restrictive covenants, all of which are subject to a number of important qualifications and exceptions.

The Company applied the net proceeds of the offering, together with cash on hand, to repay $300 million principal amount of loans under the Company’s then-existing senior secured term loan credit facility and to pay related fees and expenses.

On January 25, 2007, the PAETEC Holding Corp. 2007 Omnibus Incentive Plan was approved with a view to providing PAETEC Holding’s compensation committee, as administrator of the plan, with the flexibility to structure compensation programs that are consistent with PAETEC Holding’s overall goals and strategic direction and that provide a wide range of incentives to encourage and reward superior performance. The plan’s purpose is to provide incentives to PAETEC Holding’s executive officers and other employees to expend their maximum effort to improve the company’s operating results primarily by giving plan participants an opportunity to acquire or increase a direct proprietary interest in PAETEC Holding’s future success through their ownership of common stock. A total of 10,000,000 shares of PAETEC Holding common stock are available for issuance under the plan in connection with equity awards. The plan also provides for the grant of performance incentives in the form of cash-based awards.

17.	QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following summarizes the Company’s unaudited quarterly results of operations for 2006 and 2005:

	Three Months Ended
	March 31	June 30	September 30	December 31
	(amounts in thousands, except per share amounts)
Year Ended December 31, 2006
Total revenue	$140,775	$145,613	$148,426	$151,488
Net income (loss)	$12,526	$(5,814)	$(1,533)	$2,625
Basic income (loss) per common share	$0.18	$(1.42)	$(0.05)	$0.08
Diluted income (loss) per common share	$0.18	$(1.42)	$(0.05)	$0.06
Year Ended December 31, 2005
Total revenue	$118,449	$126,845	$129,952	$134,178
Net income (loss)	$6,658	$(3,274)	$5,208	$5,882
Basic and diluted income (loss) per common share	$0.06	$(0.24)	$0.03	$0.04

The total net income (loss) per share for the 2006 and 2005 quarters do not equal net income (loss) per share for the respective years as the per share amounts for each quarter and for each year are computed based on their respective discrete periods.

PAETEC HOLDING CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

September 30, 2007 and December 31, 2006

(Amounts in Thousands, Except Share and Per Share Amounts)

(unaudited)

	September 30, 2007	December 31, 2006
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$105,481	$46,885
Accounts receivable, net of allowance for doubtful accounts of $5,268 and 5,275, respectively	149,461	79,740
Deferred income taxes	24,244	14,210
Prepaid expenses and other current assets	8,885	4,942

Total current assets	288,071	145,777
PROPERTY AND EQUIPMENT, net	289,763	167,566
GOODWILL	333,288	35,082
INTANGIBLE ASSETS, net of accumulated amortization of $24,789 and $7,958, respectively	116,381	8,631
DEFERRED INCOME TAXES	70,636	11,572
OTHER ASSETS, net	15,021	11,112

TOTAL ASSETS	$1,113,160	$379,740

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$54,245	$27,321
Accrued expenses	25,882	13,865
Accrued payroll and related liabilities	13,188	9,099
Accrued taxes	19,801	7,333
Accrued commissions	14,186	8,234
Accrued capital expenditures	7,675	5,293
Deferred revenue	39,840	22,478
Current portion of long-term debt	5,054	2,856

Total current liabilities	179,871	96,479
LONG-TERM DEBT	791,771	370,930
OTHER LONG-TERM LIABILITIES	12,885	5,646

TOTAL LIABILITIES	984,527	473,055

COMMITMENTS AND CONTINGENCIES (Note 9)

STOCKHOLDERS’ EQUITY (DEFICIT):

Common stock, $.01 par value; 300,000,000 shares authorized, 102,617,076 shares issued and 102,515,529 shares outstanding at September 30, 2007;
Class A common stock, $.01 par value; 100,000,000 shares authorized, 36,715,523 shares issued and 30,168,997 shares outstanding at December 31, 2006	1,025	367
Treasury stock, 101,547 and 6,546,526 shares at cost, at September 30, 2007 and December 31, 2006, respectively	(1,011)	(45,694)
Additional paid-in capital	204,749	21,591
Accumulated other comprehensive loss	(3,453)	(2,093)
Accumulated deficit	(72,677)	(67,486)

Total stockholders’ equity (deficit)	128,633	(93,315)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$1,113,160	$379,740

See notes to condensed consolidated financial statements.

PAETEC HOLDING CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE (LOSS) INCOME

Nine Months Ended September 30, 2007 and 2006

(Amounts in Thousands, Except Share and Per Share Amounts)

(unaudited)

	Nine Months Ended September 30,
	2007	2006
REVENUE:
Network services revenue	$620,038	$341,406
Carrier services revenue	104,929	65,408
Integrated solutions revenue	27,403	28,000

TOTAL REVENUE	752,370	434,814
COST OF SALES (exclusive of depreciation and amortization shown separately below)	353,585	209,389

LITIGATION SETTLEMENT	—	1,500

SELLING, GENERAL AND ADMINISTRATIVE
EXPENSES (exclusive of depreciation and amortization shown separately below and inclusive of stock-based compensation)	271,952	163,292
INTEGRATION/RESTRUCTURING COSTS	2,741	—
LEVERAGED RECAPITALIZATION RELATED COSTS	—	15,086
DEPRECIATION AND AMORTIZATION	69,290	25,296

INCOME FROM OPERATIONS	54,802	20,251
CHANGE IN FAIR VALUE OF SERIES A CONVERTIBLE REDEEMABLE PREFERRED STOCK CONVERSION RIGHT	—	(10,777)
LOSS ON EXTINGUISHMENT OF DEBT	14,111	5,081
OTHER INCOME, net	(3,464)	(3,343)
INTEREST EXPENSE	51,001	17,144

(LOSS) INCOME BEFORE INCOME TAXES	(6,846)	12,146
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(1,875)	6,968

NET (LOSS) INCOME	(4,971)	5,178
OTHER COMPREHENSIVE (LOSS) INCOME:
Change in fair value of hedge instruments	(1,360)	(2,498)

COMPREHENSIVE (LOSS) INCOME	$(6,331)	$2,680

LOSS ALLOCATED TO COMMON
STOCKHOLDERS (Note 8)	$(4,971)	$(35,781)

LOSS PER COMMON SHARE - BASIC (Note 8)	$(0.06)	$(1.15)

LOSS PER COMMON SHARE - DILUTED (Note 8)	$(0.06)	$(1.15)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	84,792,643	31,058,110

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING INCLUDING DILUTIVE EFFECT OF POTENTIAL COMMON SHARES	84,792,643	31,058,110

See notes to condensed consolidated financial statements.

PAETEC HOLDING CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Nine Months Ended September 30, 2007 and 2006

(Amounts in Thousands)

(unaudited)

	Nine Months Ended September 30,
	2007	2006
OPERATING ACTIVITIES:
Net (loss) income	$(4,971)	$5,178
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	69,290	25,296
Amortization of debt issuance costs	1,482	1,096
Stock-based compensation expense	13,239	4,020
Stock-based compensation - warrants	424	169
Loss on disposal of property and equipment	73	78
Deferred income taxes	(2,894)	5,961
Change in fair value of Series A convertible redeemable preferred stock conversion right	—	(10,777)
Change in fair value of interest rate swaps	—	10
Leveraged recapitalization related costs	—	2,622
Loss on extinguishment of debt	12,111	4,255
Change in assets and liabilities which provided (used) cash:
Accounts receivable	(24,015)	(9,756)
Prepaid expenses and other current assets	(2,071)	(147)
Other assets	(669)	189
Accounts payable	2,474	3,915
Accrued expenses	(12,058)	2,486
Deferred revenue	804	3,224
Accrued payroll and related liabilities	(9,984)	(1,727)
Accrued commissions	1,225	(60)
Accrued taxes	6,054	(4,251)

Net cash provided by operating activities	50,514	31,781

INVESTING ACTIVITIES:
Purchases of property and equipment	(52,196)	(29,582)
Acquisitions, net of cash acquired	(228,597)	(4,083)
Proceeds from the disposal of property and equipment	—	116
Internally-developed software	(1,267)	(1,390)

Net cash used by investing activities	(282,060)	(34,939)

FINANCING ACTIVITIES:
Repayments of long-term debt	(826,962)	(121,642)
Payment for debt issuance costs	(15,589)	(10,856)
Proceeds from long-term borrowings	1,100,000	375,952
Redemption of Series A preferred stock	—	(205,000)
Class A common stock repurchase	—	(45,694)
Stock option repurchase	—	(56)
Payment for registering securities	(2,014)	—
Proceeds from exercise of stock options and warrants	34,707	16

Net cash provided (used) by financing activities	290,142	(7,280)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	58,596	(10,438)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	46,885	49,394

CASH AND CASH EQUIVALENTS, END OF PERIOD	$105,481	$38,956

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$42,462	$16,080

Cash paid for income taxes	$215	$1,629

	Nine Months Ended September 30,
	2007	2006
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Fair value of assets acquired in business acquisition	$665,049	$—

Liabilities assumed in business acquisition	$251,076	$—

Equity consideration issued in business acquisition	$183,039	$—

Property and equipment acquired under capital lease obligations	$—	$8,263

Accrued property and equipment expenditures	$8,137	$4,315

See notes to condensed consolidated financial statements.

PAETEC HOLDING CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK

AND STOCKHOLDERS’ EQUITY (DEFICIT)

For the Year Ended December 31, 2006 and the Nine Months Ended September 30, 2007

(Amounts in Thousands)

(unaudited)

	Redeemable Preferred Stock	Common Stock Class A	Common Stock Class B	Treasury Stock	Additional Paid-In Capital	Accumulated Other Comprehensive (Loss)/Income	Accumulated Deficit	Total
BALANCE, January 1, 2006	$193,164	$267	$26	$—	$24,378	$—	$(75,289)	$(50,618)
Accretion of preferred stock to redemption value	251	—	—	—	(251)	—	—	(251)
Dividends on preferred stock	6,873	—	—	—	(6,873)	—	—	(6,873)
Conversion and redemption of Series A convertible redeemable preferred stock	(200,288)	67	—	—	(4,779)	—	—	(4,712)
Conversion of Class B common stock to Class A common stock	—	26	(26)	—	—	—	—	—
Repurchase of Class A common stock, 6,546,526 shares	—	—	—	(45,694)	—	—	—	(45,694)
Class A common stock issued to initial stockholders, 690,065 shares	—	7	—	—	2,615	—	—	2,622
Repurchase of stock options					(56)	—	—	(56)
Exercise of stock options, 37,562 shares	—	—	—	—	15	—	—	15
Stock-based compensation expense	—	—	—	—	6,070	—	—	6,070
Stock-based compensation expense- warrants	—	—	—	—	472	—	—	472
Net income	—	—	—	—	—	—	7,803	7,803
Change in fair value of interest rate swaps, net of income taxes	—	—	—	—	—	(2,093)	—	(2,093)

BALANCE, December 31, 2006	$—	$367	$—	$(45,694)	$21,591	$(2,093)	$(67,486)	$(93,315)
Issuance of shares in connection with US LEC merger	—	519	—	(1)	182,520	—	—	183,038
Exercise of stock options 13,381,517 shares	—	137	—	—	34,441	—	—	34,578
Exercise of warrants 436,842 shares	—	2	—	—	214	—	—	216
Retirement of treasury stock	—	—	—	45,694	(45,694)	—	—	—
Merger costs of registering securities	—	—	—	—	(2,014)	—	—	(2,014)
Shares withheld to satisfy tax withholding requirements related to restricted stock units granted	—	—	—	(1,010)	—	—	—	(1,010)
Adoption of FIN 48 (Note 6)	—	—	—	—	—	—	(220)	(220)
Stock-based compensation expense	—	—	—	—	13,267	—	—	13,267
Stock-based compensation expense- warrants	—	—	—	—	424	—	—	424
Net loss	—	—	—	—	—	—	(4,971)	(4,971)
Change in fair value of interest rate swaps, net of income taxes	—	—	—	—	—	(1,360)	—	(1,360)

BALANCE, September 30, 2007	$—	$1,025	$—	$(1,011)	$204,749	$(3,453)	$(72,677)	$128,633

See notes to condensed consolidated financial statements.

PAETEC HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2006

(Amounts in Thousands, Except Share and Per Share Amounts)

(unaudited)

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

Nature of Business

PAETEC Holding Corp. (“PAETEC Holding”) is a Delaware corporation that, through its subsidiaries, provides broadband communications solutions, including voice, data, application and network integration services, primarily to business and institutional customers. PAETEC Holding was formed in August 2006 to effectuate the combination by merger of PAETEC Corp. (“PAETEC”) and US LEC Corp. (“US LEC”), which was consummated on February 28, 2007. As a result of the merger transaction, PAETEC and US LEC became wholly-owned subsidiaries of PAETEC Holding. The accompanying historical financial statements and notes for all periods presented prior to March 1, 2007 reflect only the financial results of PAETEC, as predecessor to PAETEC Holding, and PAETEC’s wholly-owned subsidiaries. After February 28, 2007, the date of consummation of the merger transaction, the accompanying historical financial statements and notes include the accounts of PAETEC Holding and its wholly-owned subsidiaries, including PAETEC and PAETEC’s wholly-owned subsidiaries and US LEC and US LEC’s wholly-owned subsidiaries. References to the “Company” in these Notes to Condensed Consolidated Financial Statements are to PAETEC and PAETEC’s wholly-owned subsidiaries through February 28, 2007 and to PAETEC Holding and PAETEC Holding’s wholly-owned subsidiaries beginning on March 1, 2007.

Organization

The Company operates in one segment.

Basis of Presentation

The accompanying condensed consolidated financial statements are unaudited and have been prepared by the Company’s management in accordance with generally accepted accounting principles in the United States for interim financial information and the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial statements and accounting policies consistent, in all material respects, with those applied in preparing the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”), as filed with the SEC. In the opinion of management, these interim financial statements reflect all adjustments, including normal recurring adjustments, management considers necessary for the fair presentation of the Company’s financial position, operating results and cash flows for the interim periods presented. The condensed consolidated balance sheet as of December 31, 2006 has been derived from the audited consolidated balance sheet as of that date. These unaudited, condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in the 2006 Form 10-K.

The accompanying condensed consolidated financial statements present results for the nine months ended September 30, 2007. These results are not necessarily indicative of the results that may be achieved for the year ending December 31, 2007 or any other period.

Basis of Consolidation

The accompanying condensed consolidated financial statements include the accounts of PAETEC and its subsidiaries through February 28, 2007 and PAETEC Holding and its subsidiaries beginning on March 1, 2007. All significant intercompany transactions and balances have been eliminated.

2. ACQUISITIONS

Merger With US LEC Corp.

On February 28, 2007, PAETEC and US LEC completed their combination pursuant to the merger agreement, dated as of August 11, 2006, as amended, among PAETEC, US LEC, PAETEC Holding and PAETEC Holding’s two wholly-owned subsidiaries as of that date. Under the merger agreement, one PAETEC Holding subsidiary merged with and into PAETEC (the “PAETEC merger”) and the other PAETEC Holding subsidiary merged with and into US LEC (the “US LEC merger” and together with the PAETEC merger, the “mergers”). PAETEC and US LEC were the surviving corporations of the two mergers (collectively, the “merger”) and, as a result of the merger, became wholly-owned subsidiaries of PAETEC Holding. US LEC, through its subsidiaries, provides integrated voice, data and Internet services to mid-to-large-sized business customers throughout the eastern United States. US LEC also provides shared Web hosting and dial-up Internet services to residential and small business customers.

Pursuant to the PAETEC merger, each outstanding share of Class A common stock, par value $0.01 per share, of PAETEC was converted into the right to receive 1.623 shares of the common stock, par value $0.01 per share, of PAETEC Holding. Pursuant to the US LEC merger, each outstanding share of Class A common stock, par value $0.01 per share, of US LEC was converted into the right to receive 1.000 share of PAETEC Holding common stock. At the effective time of the mergers, each then outstanding option, warrant or other right to acquire common stock of PAETEC or US LEC, whether or not vested or exercisable at that time, was assumed by PAETEC Holding and converted into an option, warrant or other right, as applicable, to purchase PAETEC Holding common stock on generally the same terms and conditions applicable to such option, warrant or right in effect before the merger, including existing vesting and exercisability provisions without any acceleration, except that the number of shares subject to, and (to the extent applicable) the per share exercise price of, the option, warrant or other right was adjusted based on the applicable exchange ratio, except as otherwise described in Note 7. Cash was paid in lieu of fractional shares of PAETEC Holding common stock in connection with the merger. For federal income tax purposes, the PAETEC merger together with the US LEC merger is intended to be treated as an integrated series of transfers under Section 351 of the Internal Revenue Code. Deductibility of amounts related to goodwill, if any, will be determined as the Company finalizes its purchase price allocation for costs of the merger.

The merger is being accounted for as an acquisition of US LEC by PAETEC using the purchase method in accordance with the Statement of Financial Accounting Standard (“SFAS”) No. 141, Business Combinations, of the Financial Accounting Standards Board (the “FASB”). The aggregate transaction value, net of cash acquired, was $414.0 million as follows:

(in thousands)
Equity consideration- US LEC common stock	172,173
Equity consideration- US LEC, 1,063 vested options	4,125
Equity consideration- US LEC, 2,016 vested warrants	6,741

Total equity consideration	183,039
Consideration for repurchase of US LEC preferred stock	271,302
Estimated PAETEC transaction costs	9,005

Total estimated consideration	$463,346
Less: Cash acquired	$(49,373)

Net estimated purchase price, excluding liabilities assumed	$413,973

In accordance with Emerging Issues Task Force (“EITF”) Issue No. 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination, the equity consideration was based on the assumed price of PAETEC Holding Corp common stock, which was determined using a conversion ratio of 1:1 for the US LEC shares and the average closing price of US LEC Class A common stock immediately before and after the merger terms were agreed upon and announced. Further, consideration related to vested options and warrants was calculated based on vested options and warrants outstanding as of February 28, 2007. The fair value of these awards was calculated using the Black-Scholes model based on assumptions determined as of August 11, 2006, in accordance with EITF Issue No. 99-12.

The number of shares issued was based on the merger exchange ratios specified in the merger agreement. The accompanying condensed consolidated financial statements include the results of operations of US LEC and US LEC’s wholly-owned subsidiaries from the date of consummation of the merger.

Prior to the merger, there were commercial transactions between PAETEC and US LEC for telecommunications services at rates comparable to similar transactions with other third parties. Subsequent to the merger, these transactions are eliminated in consolidation.

Reasons for Merger

The Company believes that the merger will make it a more efficient competitor in providing a broad range of communications services and will result in several significant strategic benefits to the Company, including the following:

•

Strategic Position. Following the merger, the Company expects that PAETEC’s core strengths in communication services will be enhanced by US LEC’s business customer base, customer service capabilities and product offerings.

•

Operational Benefits. The Company believes that it will achieve operational benefits through, among other things: eliminating duplicative staff and information and operation systems and, to a lesser extent, overlapping network facilities; reducing procurement costs; using the existing networks more efficiently; reducing line support functions; reducing general and administrative expenses; improving information systems; enhancing traffic flow; and reducing planned or potential capital expenditures.

Allocation of Cost of Merger

In accordance with SFAS No. 141, the Company has preliminarily allocated the purchase price to the assets acquired and liabilities assumed based on their fair values as of the closing of the merger, with the amounts exceeding the fair value being recorded as goodwill. To the extent fair values as of the merger closing date were not yet available at the time of the preliminary allocation, amounts including property and equipment and certain intangibles were recorded at their historical carrying value.

The Company recorded the assets acquired and liabilities assumed from US LEC at their respective preliminary fair values as of the closing of the merger and did not reflect the preliminary purchase price allocations of acquired intangible assets related to customer relationships and deferred income tax assets related to net operating loss carryforwards acquired from US LEC, net of deferred income tax liabilities associated with acquired intangible assets and other acquired deferred tax liabilities. The Company has recorded adjustments for these assets and liabilities in the unaudited condensed combined balance sheet as of September 30, 2007 based on preliminary estimates of the value of these assets. Based on preliminary valuation estimates, the Company has concluded that the historical carrying value of property and equipment acquired from US LEC approximated fair value at the date of acquisition.
Definitive allocations will be finalized based upon valuations and other studies that are being performed. Final determinations of fair value may differ materially from those presented. The Company expects to finalize the valuations within 12 months of the closing of the merger. When the valuations are finalized, any changes to the preliminary valuation of assets acquired or liabilities assumed may result in material adjustments to the fair value of property and equipment, identifiable intangible assets acquired, deferred income tax assets and goodwill.

The following table summarizes the preliminary allocation of the purchase price to the assets acquired, net of cash acquired of $49.4 million, and liabilities assumed as of the closing of the merger and adjustments made to the estimated fair values of the assets acquired and liabilities assumed as of February 28, 2007 (in millions):

	Initial Estimate	Adjustments	Revised Estimate
Assets acquired
Current assets	55.0	—	55.0
Property and equipment	122.9	—	122.9
Intangible assets subject to amortization
Customer relationships	2.1	120.4	122.5
Other	0.8	—	0.8
Deferred income taxes and other assets	5.1	60.6	65.7
Goodwill	478.7	(180.5)	298.2

Total assets acquired	$664.6	$0.5	$665.1
Liabilities assumed
Current liabilities	89.4	0.1	89.5
Long-term debt	158.7	—	158.7
Deferred income taxes and other non-current liabilities	2.9	—	2.9

Total liabilities assumed	$251.0	$0.1	$251.1

Purchase price, net of cash acquired	$413.6	$0.4	$414.0

The Company paid off the long-term debt assumed with proceeds from a new senior secured credit facility obtained on February 28, 2007 (Note 5). In connection with the merger, the Company recorded $5.9 million of severance and severance-related costs and $0.1 million of contract termination costs in the preliminary allocation of the purchase price in accordance with EITF Issue No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination. The Company expects to pay $2.9 million of severance and severance-related costs and $0.1 million of contract termination costs in the year ending December 31, 2007 and to pay the balance of the recorded costs over the remaining contract periods through December 2008. The following table summarizes the obligations recognized by the Company in connection with the merger and related activity through September 30, 2007 (in millions):

	Beginning balance	Payments	Ending Balance
Accrued severance costs and contract termination costs	$6.0	$2.6	$3.4

In connection with the merger, the Company has incurred integration and restructuring costs. Substantially all of the recognized amounts are expected to be paid by December 31, 2007.

Pro Forma Information

The following unaudited pro forma consolidated results of operations of the Company assume that the merger was completed as of January 1, 2006 (in millions, except per share data):

	Nine Months Ended September 30,
	2007	2006
Revenues	$825.9	$749.7
Net income (loss)	$(6.2)	$(25.1)
Basic earnings (loss) per common share	$(0.06)	$(0.31)
Diluted earnings per common share	$(0.06)	$(0.31)

The unaudited pro forma information presents the combined operating results of PAETEC and US LEC, with the results prior to the merger closing date adjusted (1) to include the pro forma effect of the elimination of transactions between PAETEC and US LEC, the elimination of merger expenses incurred by US LEC, the elimination of the loss on the early redemption of US LEC’s debt, and the adjustment of interest expense reflecting the redemption of all of US LEC’s debt and the replacement of that debt with $800.0 million of new debt issued on February 28, 2007 at PAETEC’s weighted average borrowing rate, and (2) to reflect the effect of income taxes on the pro forma adjustments using PAETEC’s effective tax rate of 38.5%.

The unaudited pro forma consolidated basic and diluted earnings per share for the nine months ended September 30, 2007 and 2006 are based on the consolidated basic and diluted weighted average shares of PAETEC and US LEC. The historical basic and diluted weighted average shares were converted using the applicable merger exchange ratio.

The unaudited pro forma results are presented for illustrative purposes only and do not reflect either the realization of potential cost savings or any related integration costs, other than those actually realized and reflected in the accompanying condensed consolidated financial statements for the nine months ended September 30, 2007. Certain cost savings have resulted or may result from the merger, although there can be no assurance that additional cost savings will be achieved. These pro forma results do not purport to be indicative of the results that would have actually been obtained if the merger had occurred as of January 1, 2006, nor do they intend to be a projection of results that may be obtained in the future.

Definitive Agreement to Acquire McLeodUSA Incorporated

Effective as of September 17, 2007, PAETEC Holding, McLeodUSA Incorporated (“McLeodUSA”) and PS Acquisition Corp., a direct wholly-owned subsidiary of PAETEC Holding, entered into an Agreement and Plan of Merger, dated as of September 17, 2007 (the “merger agreement”), pursuant to which the PAETEC Holding subsidiary will merge with and into McLeodUSA (the “merger”), with McLeodUSA surviving the merger as a direct wholly-owned subsidiary of PAETEC Holding.

Subject to the terms and conditions of the merger agreement, upon the completion of the merger, each outstanding share of McLeodUSA common stock will be automatically converted into and become the right to receive 1.30 shares of PAETEC Holding common stock. The exchange ratio is fixed and will not be subject to any increase or decrease based on changes in the trading price of the PAETEC Holding common stock or in the fair market value of the McLeodUSA common stock between execution of the merger agreement and the merger closing. McLeodUSA stock options will be assumed by PAETEC Holding upon completion of the merger and converted into options to purchase shares of PAETEC Holding common stock. The number of shares issuable upon exercise of the assumed options and the option exercise prices will be adjusted to give effect to the merger exchange ratio. Approximately 39,975,000 shares of PAETEC Holding common stock will be issued to holders of McLeodUSA common stock outstanding as of the date of the merger agreement. As of the same date, McLeodUSA had outstanding options to purchase approximately 2,700,000 shares of McLeodUSA common stock. PAETEC Holding’s offering of the merger shares will be registered with the SEC under the Securities Act of 1933.

The merger is intended to be treated as a tax-free reorganization for federal income tax purposes.

The merger agreement contains customary representations, warranties and covenants of PAETEC Holding and McLeodUSA. Covenants in the merger agreement require each company to conduct its business in the ordinary course during the period between the execution of the merger agreement and the completion of the merger and restrict each company from engaging in specified kinds of transactions during the pre-closing period.

Pursuant to the merger agreement and a board membership agreement which PAETEC Holding is obligated to enter into as of the merger closing date, PAETEC Holding will grant board membership and board observer rights to certain McLeodUSA institutional stockholders. These rights will terminate on the second anniversary of the merger closing date or, if earlier, on the date on which the applicable stockholders cease to own at least 50% of the PAETEC Holding shares they will acquire in the merger.

Under the merger agreement, PAETEC Holding is obligated to use commercially reasonable best efforts to enter into a registration rights agreement on or after the merger closing date with the certain stockholders, pursuant to which PAETEC Holding will grant demand, shelf and piggyback registration rights with respect to the PAETEC Holding shares to be acquired in the merger. The exercise of the registration rights will be subject to limitations, qualifications and conditions.

McLeodUSA’s board of directors has unanimously adopted resolutions recommending adoption of the merger agreement and submission of this matter to McLeodUSA’s stockholders for approval at a special meeting. Under voting agreements with PAETEC, some McLeodUSA stockholders have agreed to vote all of their shares of McLeodUSA common stock in favor of the McLeodUSA merger agreement proposal and have granted to specified PAETEC officers a proxy to vote their shares in favor of the proposal. As of the record date for the McLeodUSA special meeting, the McLeodUSA stockholders who are parties to the McLeodUSA voting agreements collectively owned approximately 67.6% of the McLeodUSA common stock outstanding and entitled to vote at the special meeting. Accordingly, if the shares of such McLeodUSA stockholders are voted in accordance with the McLeodUSA voting agreements, approval of the McLeodUSA merger agreement proposal is assured. PAETEC’s board of directors has unanimously adopted resolutions approving the issuance of PAETEC common stock in the merger pursuant to the merger agreement and the submission of this matter to PAETEC’s stockholders for approval at a stockholder meeting in accordance with the NASDAQ Marketplace Rules.

Each company has agreed not to solicit proposals relating to alternative business combination transactions or, subject to specified exceptions and for a specified period, to enter into discussions or an agreement concerning, or provide confidential information in connection with, any unsolicited proposals for alternative business combination transactions.

Completion of the merger is subject to customary conditions, including required approvals of PAETEC and McLeodUSA stockholders, receipt of regulatory approvals, and the absence of any law or order prohibiting the closing. Consummation of the merger also is subject to the repayment, as of or concurrently with the closing, of McLeodUSA’s outstanding 10.5% Senior Second Secured Notes due 2011, of which approximately $104 million in principal amount was outstanding as of the merger agreement date. Each party’s obligation to complete the merger is subject to additional conditions, including the accuracy of the representations and warranties of the other party (subject to an overall material adverse effect qualification), material compliance of the other party with its covenants, and the absence of any continuing material adverse change affecting the other party.

The merger agreement contains certain termination rights for both PAETEC Holding and McLeodUSA and further provides that, upon termination of the merger agreement under specified circumstances, each company may be required to pay the other company a termination fee of $14 million plus reasonable out-of-pocket expenses incurred by the other company in an amount not to exceed $0.5 million.

The merger agreement provides that the merger must be completed on or before 150 days after the merger agreement date, subject to a 30-day extension for specified reasons.

3. PROPERTY AND EQUIPMENT, NET

Property and equipment as of September 30, 2007 and December 31, 2006 consisted of the following (in thousands):

	September 30, 2007	December 31, 2006
Switches and switch related equipment	$364,158	$232,626
Computer hardware and purchased software	78,515	49,213
Equipment	20,497	18,011
Office equipment, furniture and fixtures	27,408	16,543
Construction-in-progress	575	443

	491,153	316,836
Accumulated depreciation	(201,390)	(149,270)

Property and equipment, net	$289,763	$167,566

Depreciation expense for the nine months ended September 30, 2007 and 2006 totaled $52.5 million and $22.9 million, respectively.

4. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The changes in the carrying value of goodwill from January 1, 2007 to September 30, 2007 were as follows (in thousands):

Balance as of January 1, 2007	$35,082
Goodwill related to US LEC merger	298,206

Balance as of September 30, 2007	$333,288

Goodwill related to the merger is based on the Company’s preliminary allocation of purchase price and may change significantly based on various valuations that the Company expects to finalize within 12 months of the merger closing date (Note 2).

Other Intangible Assets

The gross carrying amount and accumulated amortization by major intangible asset category as of September 30, 2007 and December 31, 2006 were as follows:

	September 30, 2007			Amortization Period
	(in thousands)
	Gross Carrying Amount	Accumulated Amortization	Net
Customer-related	$137,102	$23,965	$113,137	3 -5 years
Technology-based	653	653	—	3 years
Capitalized software cost	3,415	171	3,244	5 years

Total	$141,170	$24,789	$116,381

	December 31, 2006			Amortization Period
	(in thousands)
	Gross Carrying Amount	Accumulated Amortization	Net
Customer-related	$13,802	$7,305	$6,497	3-5 years
Technology-based	653	653	—	3 years
Capitalized software costs	2,134	—	2,134	—

Total	$16,589	$7,958	$8,631

Gross intangible assets as of September 30, 2007 included $3.4 million of capitalized software costs related to software to be sold, of which $0.2 million of those costs were amortized in the nine months ended September 30, 2007. Intangible asset amortization for the nine months ended September 30, 2007 and 2006 was $16.8 million and $2.4 million, respectively. The increase in amortization expense is primarily attributable to the reclassification of a $120.3 million fair value estimate of the customer relationship intangible assets acquired by PAETEC Holding as a result of the US LEC merger. This amount had previously been classified as goodwill, based on a preliminary allocation of the US LEC purchase price.

The Company estimates that future aggregate amortization expense related to intangible assets as of September 30, 2007 will be as follows for the periods presented (in thousands):

Year Ending December 31,
2007 (remaining three months)	$6,851
2008	27,404
2009	26,889
2010 2011 Thereafter	25,444 25,343 4,450

Total	$116,381

The future aggregate amortization expense as described above may change significantly as the Company completes its fair value assessment of acquired intangible assets related to the merger (Note 2).

5. LONG-TERM DEBT

Long-term debt as of September 30, 2007 and December 31, 2006 consisted of the following:

	September 30, 2007	December 31, 2006
	(in thousands)
Senior secured debt, as described below	$496,750	$373,625
9.5% Senior notes due 2015, as described below	300,000	—
Other debt	75	161

Total debt	796,825	373,786
Less: current portion	(5,054)	(2,856)

Long-term debt	$791,771	$370,930

Amendment to Credit Facilities Agreement

On February 28, 2007, in connection with the completion of the merger (Note 2), PAETEC Holding obtained $850 million of new senior secured credit facilities pursuant to a Credit Agreement, dated as of February 28, 2007 (the “Credit Agreement”), among PAETEC Holding, as Borrower, the Lenders party thereto from time to time, Deutsche Bank Trust Company Americas, as Administrative Agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Syndication Agent, and CIT Lending Services Corporation, as Documentation Agent. PAETEC and US LEC used the proceeds of the $800 million term loan facility together with a portion of their cash on hand to refinance substantially all of their senior secured indebtedness and to repurchase all outstanding shares of the US LEC preferred stock.

As of February 28, 2007, the credit facilities consisted of:

•	a term loan facility in a total principal amount of $800 million, which was fully drawn on the merger closing date and applied to the uses described above; and

•	a revolving credit facility in a total available principal amount of $50 million, none of which was drawn on the merger closing date.

The PAETEC loan parties may use the proceeds of loans under the revolving credit facility for working capital, capital expenditures and general corporate purposes. A portion of this facility is available for the issuance of letters of credit to support the operating requirements of the PAETEC loan parties.

On June 27, 2007, PAETEC Holding, as Borrower, the Lenders party thereto and Deutsche Bank Trust Company Americas, as Administrative Agent, entered into a First Amendment to Credit Agreement (the “Amendment”), which amended the Credit Agreement.

The Amendment became effective on July 10, 2007 as of the closing of the Notes offering, described below, and upon the Company’s application of the net proceeds of the Notes offering, together with cash on hand, to repay $300 million principal amount of loans outstanding under the term loan facility. Except as amended by the Amendment, the provisions of the Credit Agreement as executed on February 28, 2007 remain in effect.

Under the Credit Agreement, as amended by the Amendment, the credit facilities consist of a term loan facility in a total principal amount of $498 million, all of which is fully drawn, and a revolving credit facility in a total available principal amount of $50 million, none of which was drawn at the Amendment closing date. The Company may elect, subject to pro forma compliance with a total leverage ratio covenant and other conditions, to solicit the lenders under the Credit Agreement or other prospective lenders to increase by up to $225 million the total principal amount of borrowings available under the term loan facility. Any such increased borrowings may be used for capital expenditures and general corporate and working capital purposes.

The Company is required to make scheduled principal payments under the term loan facility, in equal quarterly installments, in an annual amount of $5.0 million during the first 5 1/2 years after the Amendment closing date.

Borrowings under the amended credit facilities bear interest, at the Company’s option, at an annual rate equal to either a specified “base rate” plus a margin of 1.50% or the London interbank offered rate (“LIBOR”) plus a margin of 2.50%. The margin applicable to LIBOR loans under the revolving credit facility is subject to specified reductions based on certain reductions in the Company’s total leverage ratio.

The Amendment modified some of the restrictive covenants in the Credit Agreement to provide the Company with enhanced operating flexibility, including the ability to incur additional indebtedness.

The Amendment eliminated a financial covenant that had required the Company to maintain compliance with specified ratios of consolidated adjusted EBITDA to fixed charges (as defined for purposes of the Credit

Agreement). The Amendment also modified the terms of the total leverage ratio covenant previously applicable to the Company. Under the amended covenant, the Company’s ratio of consolidated debt to consolidated adjusted EBITDA (as defined for purposes of the Credit Agreement) for any measurement period will not be permitted to be greater than 5.00:1.00. The Company was in compliance with this financial covenant as of September 30, 2007.

The Company accounted for the Amendment in accordance with EITF 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments, and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities-a replacement of FASB Statement No. 125. Based on the terms of the Amendment, the modification of the debt instrument is considered substantial and has been accounted for as a debt extinguishment. As a result, the Company recorded a loss on debt extinguishment of $4.3 million in the three months ended September 30, 2007.

        PAETEC Holding is required to maintain interest rate protection agreements mutually acceptable to PAETEC Holding and the administrative agent under the Credit Agreement. Such agreements under the facilities may include any interest rate swap agreement, interest rate cap agreement, interest collar agreement, interest rate hedging agreement or other similar agreement or arrangement. The agreements must have a term of at least two years and establish a fixed or maximum interest rate for an aggregate notional principal amount equal to at least 50% of the aggregate principal amount of the initial term loans incurred on the initial borrowing date of February 28, 2007. As of September 30, 2007, PAETEC Holding had interest rate protection, via interest rate swaps, on $400.0 million of its outstanding floating-rate debt, as indicated below in this Note 5.

Senior Notes Offering

On July 10, 2007, PAETEC Holding entered into an Indenture, dated as of July 10, 2007 (the “Indenture”), among PAETEC Holding, the subsidiary guarantors of PAETEC Holding named therein, and The Bank of New York, as trustee (the “Trustee”), pursuant to which PAETEC Holding issued $300 million in aggregate principal amount of 9.5% Senior Notes due 2015 (the “Notes”). PAETEC Holding sold the Notes in an offering exempt from the registration requirements of the Securities Act of 1933. The closing of the sale took place on July 10, 2007.

The Notes accrue interest at a rate of 9.5% per year from July 10, 2007. Interest is payable semi-annually in arrears on January 15 and July 15 of each year, commencing on January 15, 2008. The Notes will mature on July 15, 2015.

The Company may redeem some or all of the Notes, at any time before July 15, 2011, at a redemption price equal to 100% of their principal amount plus a “make-whole” premium. The Company may redeem some or all of the Notes, at any time on or after July 15, 2011, at specified redemption prices declining to 100% of their principal amount. In addition, before July 15, 2010, the Company may redeem up to 35% of the Notes at a redemption price of 109.500% of their principal amount with the net cash proceeds of certain equity offerings. If the Company undergoes certain kinds of changes of control, or sells certain of its assets and does not apply the net proceeds to repay indebtedness under the Company’s credit facilities or reinvest such net proceeds in its business, it may be required to offer to purchase Notes from holders.

The Notes are PAETEC Holding’s senior unsecured obligations and rank equally in right of payment with all of PAETEC Holding’s existing and future senior indebtedness. Each of PAETEC Holding’s restricted subsidiaries that is eligible and required under the Indenture to do so (the “Subsidiary Guarantors”) has guaranteed the Notes on a senior unsecured basis, as described below. The Subsidiary Guarantors include all subsidiaries of PAETEC Holding, including PAETEC, US LEC and their respective subsidiaries. Each guarantee ranks equally in right of payment with all existing and future senior indebtedness of the Subsidiary Guarantor. The Notes and the guarantees are effectively subordinated in right of payment to all of the existing and future secured obligations of PAETEC Holding and the Subsidiary Guarantors, to the extent of the value of the assets securing that indebtedness. Some of PAETEC Holding’s restricted subsidiaries were added as Subsidiary Guarantors of the Notes pursuant to a supplemental indenture dated as of September 25, 2007.

The Subsidiary Guarantors have, jointly and severally, fully and unconditionally guaranteed, to each holder of the Notes, the full and prompt performance of PAETEC Holding’s obligations under the Indenture and the Notes, including the payment of principal (or premium, if any) and interest on the Notes, on an equal and ratable basis. Further, PAETEC Holding has no independent assets or operations, and there are no material restrictions on the ability of consolidated subsidiaries to transfer funds to PAETEC Holding in the form of cash dividends, loans or advances. PAETEC Holding’s assets are comprised solely of investments it has made in its consolidated subsidiaries and its operations are comprised solely of changes in its investment in subsidiaries and interest associated with the senior indebtedness. As of and for the nine month period ended September 30, 2007, PAETEC Holding recorded $786.7 million net carrying value of senior indebtedness and recognized $44.3 million of interest expense associated with the senior indebtedness. Based on these facts, and in accordance with SEC Regulation S-X Rule 3-10, “Financial statements of guarantors and issuers of guaranteed securities registered or being registered”, PAETEC Holding will not be required to provide condensed consolidating financial information for the Subsidiary Guarantors.

The Company entered into a registration rights agreement, dated as of July 10, 2007, pursuant to which the Company agreed to use commercially reasonable efforts to file a registration statement with the SEC to exchange the Notes for a new issue of substantially identical debt securities in an exchange registered under the Securities Act of 1933 or, if required, to file a shelf registration statement to cover resales of the Notes under specified circumstances. If the Company fails either to cause the exchange offer registration statement to be declared effective or to complete the exchange offer within the period specified in the Indenture or, if required, to cause any shelf registration statement with respect to resales of the Notes to be declared effective within the period specified in the Indenture, or if the exchange offer registration statement or any shelf registration statement is declared effective but thereafter ceases to be effective or usable, subject to specified exceptions, in connection with exchanges or resales of the Notes, the Company will be required to pay additional interest to the holders of the Notes under some circumstances. The additional interest in the case of a registration default will accrue at an annual rate of 0.25% with respect to the first 90-day period immediately following the occurrence of any such default and will increase by the 0.25% annual rate with respect to any subsequent 90-day period during which such a registration default continues, up to a maximum increase of 1.00% in the annual interest rate.

The Indenture contains customary restrictive covenants, all of which are subject to a number of important qualifications and exceptions.

The Company applied the net proceeds of the offering, together with cash on hand, to repay $300 million principal amount of loans under the Company’s then-existing senior secured term loan credit facility and to pay related fees and expenses.

Other Debt

Other debt includes vehicle note obligations. As of September 30, 2007, $0.07 million remained outstanding on vehicle notes, none of which were issued during the nine months ended September 30, 2007.

Interest Rate Swap Agreements

To reduce its exposure to fluctuations in interest rates, the Company periodically enters into interest rate swap agreements. These agreements effectively convert a portion of the Company’s floating-rate debt to fixed-rate debt. Such agreements involve the exchange of fixed-rate and floating-rate payments over the life of the agreement without the exchange of the underlying principal amounts. The Company’s policy is to enter into swap agreements only with creditworthy counterparties. Swap agreements in effect as of September 30, 2007 and December 31, 2006 were as follows:

	Notional Amount (in thousands)	Maturities	Strategy	Weighted Average LIBOR Rate	Fixed Rate
September 30, 2007	$125,000	06/30/2009	Cash Flow Hedge	5.40%	5.64%
	$100,000	06/30/2009	Cash Flow Hedge	5.40%	5.63%
	$175,000	04/30/2009	Cash Flow Hedge	5.40%	5.00%
December 31, 2006	$125,000	06/30/2009	Cash Flow Hedge	5.38%	5.64%
	$100,000	06/30/2009	Cash Flow Hedge	5.38%	5.63%

Weighted-average variable rates are subject to change over time as LIBOR fluctuates. Notional amounts do not represent amounts exchanged by the parties and, thus, are not a measure of the Company’s interest rate exposure.

Neither the Company nor the counterparty is required to collateralize its obligations under the swap agreements. The Company is exposed to loss if the counterparty defaults. Management does not anticipate any non-performance by counterparties to the Company’s swap agreements as all counterparties have investment grade credit ratings. Risk management strategies, such as interest rate swaps, are reviewed and approved by the Audit Committee of the Company’s Board of Directors. The Company’s policy is to limit the maximum amount of positions that can be taken in any given instrument.

As of September 30, 2007, the swaps represented a liability with a fair value of $3.5 million. The adjustment to fair value from January 1, 2007 to September 30, 2007 was recorded as a component of comprehensive (loss) income.

6. INCOME TAXES

The difference between the statutory rate and the Company’s effective tax rate for the period ended September 30, 2007 is primarily due to the effect of non-deductible stock-based compensation.

As of September 30, 2007, the Company had approximately $112 million in net operating loss carryforwards (“NOLs”) relating specifically to the financial activity of PAETEC, as predecessor to PAETEC Holding, and PAETEC’s wholly-owned subsidiaries through February 28, 2007, and the financial activity of PAETEC Holding and its wholly-owned subsidiaries, including PAETEC and PAETEC’s wholly-owned subsidiaries and US LEC and US LEC’s wholly-owned subsidiaries, from March 1, 2007 through September 30, 2007. In general, Section 382 of the Internal Revenue Code (“IRC Section 382”) places annual limitations on the use of certain tax attributes such as net operating losses and tax credit carryovers in existence at the time of an ownership change. The entire balance of the Company’s NOLs is subject to annual limitations under IRC Section 382, although the Company expects that it will be able to use the pre-change deferred tax assets related to the NOLs prior to their expiration.

The Company acquired approximately $334 million of NOLs pursuant to the merger. The Company performed a comprehensive analysis of IRC Section 382 to assess its ability to use the acquired NOLs. Based on this analysis, the Company concluded that US LEC incurred a change in ownership within the meaning of IRC Section 382 as a result of the merger and that, as of March 1, 2007, the $334 million of acquired NOLs would be subject to an annual limitation under IRC Section 382. The Company further concluded that an annual limitation of approximately $14.3 million would be imposed on these NOLs. To the extent that US LEC has a net unrealized built in gain (“NUBIG”) at the date of the ownership change, the limitation could be increased during the first five years following the ownership change pursuant to IRC Section 382 and published notices. The Company’s analysis supports the conclusion that a NUBIG existed at the date of the ownership change providing for the increase in the annual limitation by approximately $21 million during the five-year period immediately following the ownership change. Based on this conclusion, a combined NOL limitation of $35.3 million will exist on the acquired NOLs during the five years immediately following the ownership change and an annual limitation of $14.3 million will exist thereafter. The overall analysis supports the Company’s ability to use the deferred income tax assets related to the acquired NOLs prior to their expiration. As a result, the Company has allocated approximately $117.0 million to deferred income tax assets for the acquired NOLs as part of the allocation of purchase price related to the merger (see Note 2).

In July 2006, the FASB, issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109 (“FIN 48”). Among other things, FIN 48 provides guidance to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing a minimum recognition threshold which income tax positions must achieve before being recognized in the financial statements. In addition, FIN 48 requires expanded annual disclosures, including a rollforward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. The Company adopted FIN 48 on January 1, 2007, and recorded a reduction of retained earnings of $0.2 million effective January 1, 2007. The amount of unrecognized tax benefits from uncertain tax positions as of January 1, 2007 and September 30, 2007 was $0.6 million, the majority of which, if recognized, would affect the effective tax rate.

The Company recognizes interest accrued related to unrecognized tax benefits in tax expense. Penalties, if incurred, would also be recognized as a component of tax expense. As of January 1, 2007 and September 30, 2007, the Company had approximately $0.1 million of interest accrued related to unrecognized tax benefits.

The Company files U.S. federal income tax returns and income tax returns in various state jurisdictions. The Company’s 2003 through 2006 U.S. federal tax years and 2001 to 2006 state tax years remain subject to income tax examinations by tax authorities.

7. SHARE-BASED TRANSACTIONS

2007 Stock Incentive Plan

On January 25, 2007, the PAETEC Holding Corp. 2007 Omnibus Incentive Plan (the “2007 Incentive Plan”) was approved. A total of 10,000,000 shares of PAETEC Holding common stock are available for issuance in connection with equity awards under the 2007 Incentive Plan. The 2007 Incentive Plan also provides for the grant of performance incentives in the form of cash-based awards. The 2007 Incentive Plan represents the only equity-based incentive plan in which employees or directors of the Company are eligible to participate following the merger. Awards under the 2007 Incentive Plan may be made in the form of stock options, restricted stock, stock units, unrestricted stock, stock appreciation rights, performance awards, incentive awards and any combination of the foregoing.

Merger-Related Transactions

Prior to the merger, employees of PAETEC participated in the PAETEC Corp. 2001 Stock Option and Incentive Plan (the “2001 Incentive Plan”) and the PAETEC Corp. 1998 Incentive Compensation Plan (the “1998 Option Plan”) and employees of US LEC participated in the US LEC Corp. 1998 Omnibus Stock Plan (the “US LEC Option Plan”). PAETEC’s executive employees also participated in the PAETEC Corp. Executive Incentive Plan prior to the merger (the “Executive Incentive Plan” and, together with the 2007 Incentive Plan, the 2001 Incentive Plan, the 1998 Option Plan and the US LEC Option Plan, the “Stock Incentive Plans”). PAETEC’s

independent sales agents participated in the PaeTec Communications, Inc. Agent Incentive Plan (the “Warrant Plan”) prior to the merger, pursuant to which PAETEC had issued warrants to purchase PAETEC Class A common stock (the “PAETEC Warrants”). In addition, US LEC had outstanding immediately prior to the merger warrants to purchase US LEC Class A common stock that were issued in December 2002 as part of a US LEC debt financing transaction (the “US LEC Warrants”).

At the effective time of the merger, each outstanding option to purchase shares of PAETEC Class A common stock and each stock unit representing shares of PAETEC Class A common stock outstanding under the 2001 Incentive Plan, the 1998 Option Plan, or the Executive Incentive Plan, and each warrant to purchase shares of PAETEC Class A common stock outstanding under the Warrant Plan, was assumed by PAETEC Holding and converted into an option or warrant to purchase, or stock unit representing, as applicable, a number of shares of PAETEC Holding common stock equal to the number of shares subject to the original option, warrant or stock unit multiplied by the PAETEC merger exchange ratio of 1.623, rounded down to the nearest whole share. The exercise price of the assumed PAETEC options and warrants was equal to the exercise price of the original option or warrant, divided by the applicable merger exchange ratio, rounded up to the nearest whole cent. Each option outstanding under the US LEC Option Plan and each US LEC Warrant was assumed and converted in the same manner, except that each such option and warrant was converted into an option or warrant to purchase a number of shares of PAETEC Holding common stock equal to the number of shares subject to the original option or warrant, at the same exercise price. The terms and conditions of the assumed awards otherwise generally remained the same, without any accelerated vesting, except that the completion of the merger was deemed to satisfy the “Initial Public Offering” exercise requirement of the assumed PAETEC Warrants.

In 2006, US LEC adopted the US LEC Corp. Retention and Severance Plan, which included a stock option program covering all employees of US LEC prior to the merger who held options outstanding under the US LEC Option Plan. Under the change of control provisions of the stock option program, all outstanding options held by covered US LEC employees who remain employed by US LEC or its affiliates (including the Company) on the date that is 18 months following the merger closing date of February 28, 2007 will immediately vest. In addition, the stock option program provides for immediate vesting of all outstanding options held by each covered US LEC employee whose employment is terminated without specified cause or as a result of a specified constructive termination at any time between August 11, 2006 and the date that is 18 months following the merger closing date of February 28, 2007.

Year-to-Date Activity

Stock Options —The following table summarizes stock option activity under the Stock Incentive Plans for the nine months ended September 30, 2007:

	Shares of Common Stock Underlying Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2007	13,110,092	$4.48
Effect of exchange ratio	8,165,354
Assumed in connection with merger	4,087,702	$3.02
Granted	1,178,670	$10.47
Exercised	(13,381,517)	$2.59
Canceled	(175,613)	$3.90
Forfeited	(257,894)	$4.84

Outstanding at September 30, 2007	12,726,794	$3.71	6.2	$111,810

Exercisable at September 30, 2007	7,604,547	$3.20	4.9	$70,562

*	Excludes activity under the US LEC Option Plan prior to the closing of the merger on February 28, 2007.

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the closing sale price of PAETEC Holding’s common stock on September 30, 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders if all option holders had exercised their options on September 30, 2007. This amount changes based on the fair market value of PAETEC Holding’s common stock. The Company received approximately $34.5 million of cash, and had an outstanding receivable for approximately $0.1 million, related to the exercise of stock options for the nine months ended September 30, 2007. The Company received less than $0.1 million of cash related to the exercise of stock options for the nine months ended September 30, 2006. Stock-based compensation expense related to stock options totaled approximately $5.1 million, net of a deferred income tax benefit of $1.0 million, for the nine months ended September 30, 2007.

For options granted during the nine months ended September 30, 2007, the weighted average fair value of options on the date of grant, estimated using the Black-Scholes option pricing model, was $7.12, using the following assumptions: dividend yield of 0%; expected option life of 6.25 years; a risk free interest rate of 4.30 - 4.96%; and an expected volatility of 68.57% – 78.68%.

The following table summarizes stock option information as of September 30, 2007:

	Options Outstanding		Options Exercisable
Range of Exercise Prices	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price
$0.00 - $2.10	4,179,913	$1.70	2,852,104	$1.75
$2.11 - $3.15	2,654,911	$2.42	1,693,499	$2.45
$3.16 - $7.35	4,259,590	$4.01	2,676,164	$4.31
$7.36 - $23.50	1,632,380	$10.12	382,780	$9.67

	12,726,794	$3.71	7,604,547	$3.20

As of September 30, 2007, there was $9.8 million of total unrecognized compensation expense related to unvested stock options granted under the Stock Incentive Plans. The Company expects to recognize the expense over a weighted-average period of 1.4 years.

Stock Units — The following table summarizes stock unit activity under the Stock Incentive Plans for the nine months ended September 30, 2007:

	Shares of Common Stock Underlying Stock Units	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2007	4,552,834	$2.60
Effect of exchange ratio	2,836,414
Granted	865,467	$10.17
Vested	(253,110)	$9.89
Forfeited	(443,209)	$2.91

Outstanding at September 30, 2007	7,558,396	$3.20

There were no stock units granted under the 1998 Option Plan or the US LEC Option Plan.

For the nine months ended September 30, 2007, the total compensation expense related to stock units granted under the Stock Incentive Plans was approximately $4.4 million, net of a deferred income tax benefit of $2.8 million. During the three months ended March 31, 2007, stock units and stock options were issued to certain employees who were previously ineligible to receive stock-based awards. Certain of these awards were vested at grant. As of September 30, 2007, there was unrecognized stock-based compensation expense related to unvested stock unit awards of approximately $14.6 million. The Company expects to recognize the expense over a weighted-average period of 1.2 years.

In connection with awards of stock units during the nine months ended September 30, 2007, the Company withheld 101,430 shares of PAETEC Holding common stock to satisfy income tax withholding requirements. These shares, which had a value of approximately $1.0 million as of September 30, 2007, are held as treasury stock.

Warrants — The following table summarizes warrant activity for the nine months ended September 30, 2007:

	Shares of Common Stock Underlying Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2007	395,666	$5.42
Effect of conversion ratio on options outstanding at December 31, 2006	246,476
Assumed in connection with merger	2,015,788	$1.97
Granted	—
Exercised	(436,842)	$1.94
Canceled	—
Forfeited	—

Outstanding at September 30, 2007	2,221,088	$2.37	2.7	$22,424

Exercisable at September 30,2007	1,578,946	$1.98	2.0	$16,563

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the closing sale price of PAETEC Holding’s common stock on September 30, 2007 and the exercise price, multiplied by the number of in-the-money warrants) that would have been received by the warrant holders if all warrant holders had exercised their warrants on September 30, 2007. This amount changes based on the fair market value of PAETEC Holding’s common stock. The Company received approximately $0.2 million of cash related to the exercise of warrants for the nine months ended September 30, 2007. Stock-based compensation expense related to warrants totaled approximately $0.3 million, net of tax, for the nine months ended September 30, 2007.

The following table summarizes warrant information as of September 30, 2007, which includes warrants issued under the Warrant Plan and the assumed US LEC Warrants:

	Warrants Outstanding		Warrants Exercisable
Range of Exercise Prices	Number of Warrants	Weighted- Average Exercise Price	Number of Warrants	Weighted- Average Exercise Price
$0.00-$2.78	1,753,414	$1.98	1,578,946	$1.98
$2.79-$4.00	279,959	$3.28	—
$4.01-$5.00	187,715	$4.68	—

	2,221,088		1,578,946

8. LOSS PER COMMON SHARE

The computation of basic and diluted loss per common share for the nine months ended September 30, 2007 and 2006, was as follows:

	Nine Months Ended September 30,
(in thousands, except share and per share data)	2007	2006
Basic and diluted loss per common share
Net (loss) income	$(4,971)	$5,178
Less: accretion on preferred stock	—	251
Less: cumulative preferred stock dividends	—	6,873
Less: redemption charge related to Series A preferred stock	—	33,835

Income (loss) allocated to common stockholders	$(4,971)	$(35,781)

Weighted average common shares outstanding - basic	84,792,643	31,058,110

Weighted average common shares outstanding - diluted	84,792,643	31,058,110

Basic income (loss) per common share	$(0.06)	$(1.15)

Diluted income (loss) per common share	$(0.06)	$(1.15)

The weighted average common shares outstanding as of September 30, 2007 reflect approximately 33,600,000 shares outstanding immediately before the merger, approximately 20,900,000 shares of PAETEC Holding common stock issued to PAETEC stockholders as a result of the merger, approximately 34,100,000 shares of PAETEC Holding common stock issued to US LEC stockholders as a result of the merger, and other PAETEC Holding common stock equivalents that were assumed pursuant to the merger or issued on various dates (Note 2).

For the nine month periods ended September 30, 2007 and 2006, the Company had outstanding options, warrants and restricted stock units for 17,431,245 shares, respectively, which were convertible into or exercisable for common shares that were not included in the calculation of diluted loss per common share because the effect would have been anti-dilutive.

9. COMMITMENTS & CONTINGENCIES

Purchase Commitments

As of September 30, 2007, the Company had entered into agreements with vendors to purchase approximately $17.4 million of equipment and services, of which the Company expects approximately $14.9 million to be delivered and payable in the year ending December 31, 2007, $1.1 million in the year ending December 31, 2008, $1.1 million in the year ending December 31, 2009 and $0.3 million in the year ending December 31, 2010.

Regulation

The Company’s services are subject to varying degrees of federal, state and local regulation. These regulations are subject to ongoing proceedings at federal and state administrative agencies or within state and federal judicial systems. Results of these proceedings could change, in varying degrees, the manner in which the Company operates. The Company cannot predict the outcome of these proceedings or their effect on the Company’s industry generally or upon the Company specifically.

Interconnection Agreements

The Company is dependent on the cooperation of the incumbent local exchange carriers in its service area to provide service for the origination and termination of its local and long distance traffic. Historically, charges for these services have made up a significant percentage of the overall cost of providing these services. The Company incurs costs through the use of services agreed to in its contracts with the incumbent local exchange carriers. These costs are recognized in the period in which the service is delivered and are included as a component of the Company’s cost of sales.

Legal Proceedings

The Company is party to various legal proceedings, most of which relate to routine matters incidental to the Company’s business. Although the result of any current or future litigation is inherently unpredictable, management believes there is no litigation pending against the Company that would have a material adverse effect on the Company’s financial position, results of operations or cash flows.

10. RECENT ACCOUNTING PRONOUNCEMENTS

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of SFAS 115, which allows for the option to measure financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect of SFAS No. 159 on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement. SFAS No. 157 expands disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and establishes a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value. The Company is required to adopt SFAS No. 157 effective January 1, 2008 on a prospective basis. The Company is currently evaluating the effect this new standard will have on its consolidated financial statements.

11. SUBSEQUENT EVENT

Acquisition of Allworx Corp.

On October 31, 2007, PAETEC Holding completed its acquisition of Allworx Corp. (“Allworx”), a privately held Delaware corporation (“Allworx”), pursuant to an Agreement and Plan of Merger dated as of October 11, 2007, among PAETEC Holding, Allworx, AWX Acquisition Corp., a direct wholly-owned subsidiary of PAETEC Holding, and Advantage Capital New York Partners I, LP, as stockholders’ representative. On the closing date, PAETEC Holding’s subsidiary merged with and into Allworx, which was the surviving corporation in the merger and will continue in existence as a direct wholly-owned subsidiary of PAETEC Holding.

The purchase price for the acquisition was $25 million in cash, of which $5 million was placed in escrow as security for the indemnification obligations under the merger agreement. The Company funded the purchase price from cash on hand.

Allworx develops, designs, markets and sells a complete phone and network system. The Allworx business provides manufacturing, distribution and software and digital hardware engineering services that are designed to benefit small and medium-sized businesses.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

US LEC Corp.

Charlotte, North Carolina

We have audited the accompanying consolidated balance sheets of US LEC Corp. and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ deficiency, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, on February 28, 2007 the Company and PAETEC Corp. completed their combination pursuant to the Merger Agreement dated as of August 11, 2006, as amended.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina

April 2, 2007

US LEC Corp. and Subsidiaries

Consolidated Balance Sheets

(In Thousands)

	December 31, 2006	December 31, 2005
Assets
Current Assets
Cash and cash equivalents	$42,562	$30,704
Restricted cash	64	67
Accounts receivable (net of allowance of $3,964 and $10,349 at December 31, 2006 and December 31, 2005, respectively)	44,496	49,841
Prepaid expenses and other assets	9,303	9,289

Total current assets	96,425	89,901
Property and Equipment, Net	127,043	144,350
Other Assets	14,004	18,101

Total Assets	$237,472	$252,352

Liabilities and Stockholders’ Deficiency
Current Liabilities
Accounts payable	$10,958	$9,125
Accrued network costs	17,681	20,252
Commissions payable	134	984
Accrued expenses — other	28,606	31,567
Deferred revenue	15,122	14,292
Deferred income taxes	1,644	2,792

Total current liabilities	74,145	79,012
Long-Term Debt	149,587	149,438
Other Liabilities	5,489	5,879
Commitments and Contingencies (Note 7)
Series A Mandatorily Redeemable Convertible Preferred Stock (10,000 authorized shares, 296 and 278 shares issued with a redemption values of $298,420 and $281,167 at December 31, 2006 and 2005, respectively) (Note 6)	295,952	278,037
Stockholders’ Deficiency
Common stock-Class A, $.01 par value (122,925 authorized shares, 33,271 and 30,751 shares outstanding at December 31, 2006 and December 31, 2005)	333	307
Additional paid-in capital (Note 10)	100,050	93,181
Retained deficit	(388,084)	(353,502)

Total stockholders’ deficiency	(287,701)	(260,014)

Total Liabilities and Stockholders’ Deficiency	$237,472	$252,352

See notes to consolidated financial statements

US LEC Corp. and Subsidiaries

Consolidated Statements of Operations

For the Years Ended December 31, 2006, 2005, and 2004

(In Thousands, Except Per Share Data)

	2006	2005	2004
Revenue	$424,201	$387,738	$356,181
Network Expenses (including depreciation and amortization shown below)	212,140	186,924	171,292
Depreciation and Amortization	48,656	50,668	49,851
Selling, General and Administrative Expenses	161,107	148,902	139,231
Charge Related to Carrier Access Disputes	—	23,292	—

Gain (Loss) from Operations	2,298	(22,048)	(4,193)
Other (Income) Expense
Other Income	—	(202)	—
Charges Related to Early Extinguishment of Debt (Note 5)	—	—	4,416
Interest Income	(1,537)	(1,003)	(581)
Interest Expense (Note 6)	20,502	17,805	11,734

Net Loss	(16,667)	(38,648)	(19,762)

Less: Preferred Stock Dividends (Note 6)	17,253	16,256	15,316
Less: Accretion of Preferred Stock Issuance Cost (Note 6)	662	623	587

Net Loss Attributable to Common Stockholders	$(34,582)	$(55,527)	$(35,665)

Net Loss Attributable to Common Stockholders Per Common Share (Note 11):
Basic and Diluted	$(1.10)	$(1.83)	$(1.19)

Weighted Average Number of Shares Outstanding (Note 11):
Basic and Diluted	31,337	30,399	29,927

See notes to consolidated financial statements

US LEC Corp. and Subsidiaries

Consolidated Statements of Cash Flows

(In Thousands)

	2006	2005	2004
Operating Activities
Net loss	$(16,667)	$(38,648)	$(19,762)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	48,656	50,668	49,851
Charges related to early extinguishment of debt	—	—	4,416
Accretion of debt	150	150	509
Accretion of lease exit costs	127	70	73
Other Income	173	(45)	118
Deferred compensation expense	2,278
Charge related to carrier access disputes	—	23,292	—
Changes in assets and liabilities which provided (used) cash:
Accounts receivable	5,253	(12,260)	(12,451)
Notes receivable	—	(150)	—
Prepaid expenses and other assets	245	1,436	202
Other assets	790	(24)	1,522
Accounts payable	71	(289)	2,712
Deferred revenue	830	718	(473)
Accrued network costs	(2,571)	(8,452)	3,642
Customer commissions payable	(850)	(4,288)	(7,586)
Other liabilities—noncurrent	(1,039)	(392)	(881)
Accrued expenses—other	(1,212)	5,950	3,327

Net cash provided by operating activities	36,234	17,736	25,219

Investing Activities
Purchase of property and equipment	(29,443)	(34,954)	(33,395)
Businesses and assets acquired	(1)	(34)	(2,321)
Proceeds from insurance claim	—	202	—
Increase (decrease) in restricted cash	3	148	(8)

Net cash used in investing activities	(29,441)	(34,638)	(35,724)

Financing Activities
Issuance of notes payable	460	—	—
Proceeds from exercise of stock options, warrants, and ESPP	4,617	817	1,458
Proceeds from long-term debt	—	—	149,250
Payments on long-term debt	—	—	(128,330)
Payments on notes payable	—	(980)	(1,300)
Payment for deferred loan fees	(12)	(463)	(5,467)

Net cash provided by (used in) financing activities	5,065	(626)	15,611

Net (Decrease) Increase in Cash and Cash Equivalents	11,858	(17,528)	5,106
Cash and Cash Equivalents, Beginning of Period(1)	30,704	48,232	43,126

Cash and Cash Equivalents, End of Period	$42,562	$30,704	$48,232

Supplemental Cash Flow Disclosures
Cash Paid for Interest	$20,023	$17,033	$7,565

Cash Paid for Income Taxes	$—	$—	$—

Supplemental Noncash Investing and Financing Activities:
At December 31, 2006, 2005, and 2004, $4,984, $3,537 and $7,677, respectively, of property and equipment additions are included in outstanding accounts payable.

See notes to consolidated financials statements.

US LEC Corp. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIENCY

For the years ended December 31, 2006, 2005 and 2004

(In Thousands)

	Common Stock Class A		Common Stock Class B		Additional Paid-In Capital	Retained Deficit	Total
	Shares	Amount	Shares	Amount
Balance, December 31, 2003	29,677	$297	—	$—	$90,852	$(262,310)	$(171,161)
Exercise of stock options and warrants	227	2			295		297
Issuance of ESPP Stock	379	4			1,157		1,161
Private Placement of Class A Common Stock					64		64
Preferred Stock Dividends						(15,316)	(15,316)
Accretion of Preferred Stock Issuance Fees						(587)	(587)
Net Loss						(19,762)	(19,762)

Balance, December 31, 2004	30,283	$303	—	$—	$92,368	$(297,975)	$(205,304)
Exercise of stock options	10				24		24
Issuance of ESPP Stock	458	4			789		793
Preferred Stock Dividends						(16,256)	(16,256)
Accretion of Preferred Stock Issuance Fees						(623)	(623)
Net Loss						(38,648)	(38,648)

Balance, December 31, 2005	30,751	$307	—	$—	$93,181	$(353,502)	$(260,014)
Exercise of stock options	2,093	22			3,777		3,799
Issuance of ESPP Stock	427	4			814		818
Stock-based compensation expense					2,278		2,278
Preferred Stock Dividends						(17,253)	(17,253)
Accretion of Preferred Stock Issuance Fees						(662)	(662)
Net Loss						(16,667)	(16,667)

Balance, December 31, 2006	33,271	$333	—	$—	$100,050	$(388,084)	$(287,701)

See notes to consolidated financial statements

US LEC Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

1.	PAETEC AND US LEC MERGERS

On February 28, 2007, PAETEC Corp., a Delaware corporation (“PAETEC”), and US LEC Corp. completed their combination pursuant to the Merger Agreement, dated as of August 11, 2006, as amended (the “Merger Agreement”), among PAETEC, US LEC Corp., PAETEC Holding Corp., a Delaware corporation (“PAETEC Holding”), WC Acquisition Sub U Corp., a Delaware corporation, and WC Acquisition Sub P Corp., a Delaware corporation. In accordance with the Merger Agreement, WC Acquisition Sub P Corp. merged with and into PAETEC (the “PAETEC Merger”) and WC Acquisition Sub U Corp. merged with and into US LEC Corp. (the “US LEC Merger” and together with the PAETEC merger, the “Mergers”). PAETEC and US LEC Corp. were the surviving corporations of the Mergers and, as a result, became wholly-owned subsidiaries of PAETEC Holding.

Pursuant to the PAETEC Merger, each outstanding share of Class A common stock, par value $0.01 per share, of PAETEC was converted into the right to receive 1.623 shares of the common stock, par value $0.01 per share, of PAETEC Holding. Pursuant to the US LEC Merger, each outstanding share of US LEC Corp. Class A common stock, par value $0.01 per share (“US LEC common stock”), was converted into the right to receive one share of PAETEC Holding common stock.

PAETEC Holding is accounting for the Mergers as a purchase of US LEC by PAETEC using the purchase method of accounting under generally accepted accounting principles. For federal income tax purposes, the PAETEC Merger together with the US LEC Merger is intended to be treated as an integrated series of transfers under Section 351 of the Internal Revenue Code.

The issuance of PAETEC Holding’s common stock pursuant to the Mergers was registered under the Securities Act of 1933 pursuant to a registration statement on Form S-4 (File No. 333-138594) filed by PAETEC Holding with the Securities and Exchange Commission (“SEC”) and declared effective on February 8, 2007.

PAETEC Holding obtained $850 million of new senior secured credit facilities pursuant to a Credit Agreement, dated as of February 28, 2007, among PAETEC Holding, as Borrower, the Lenders party thereto from time to time, Deutsche Bank Trust Company Americas (“Deutsche Bank”), as Administrative Agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), as Syndication Agent, and CIT Lending Services Corporation (“CIT”), as Documentation Agent. PAETEC and US LEC used $800 million of the new senior secured credit facility together with a portion of their cash on hand to refinance substantially all of their senior secured indebtedness. In addition, US LEC used a portion of the proceeds of the credit facility to purchase all of its outstanding Series A Mandatorily Redeemable Convertible Preferred Stock (the “Preferred Stock”) from affiliates of Bain Capital, Inc. and Thomas H. Lee Partners LP, at a price which reflects a $30.0 million discount to its accreted value (approximately $266.0 million as of December 31, 2006, net of discount).

2.	ORGANIZATION AND NATURE OF BUSINESS

The consolidated financial statements include the accounts of US LEC Corp. and its wholly owned subsidiaries (the “Company”). All intercompany transactions and balances have been eliminated in consolidation. The Company was incorporated in 1996 and in 1998 completed an initial public offering of its common stock.

The Company, through its subsidiaries, provides integrated voice, data and Internet services to approximately 28,800 mid-to-large-sized business customers throughout the eastern United States. The Company also provides shared Web hosting and dial-up Internet services to approximately 10,000 additional residential and small business customers.

US LEC Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition—The Company recognizes revenue on telecommunications services in the period that the service is provided. Revenue is recognized when earned based upon the following specific criteria: (1) persuasive evidence of arrangement exists (2) services have been rendered (3) seller’s price to the buyer is fixed or determinable and (4) collectibility is reasonably assured. US LEC’s revenue is comprised of two primary components: (1) fees paid by end customers for voice, data and Internet services, and (2) carrier charges primarily including access and reciprocal compensation. End customer revenue is comprised of monthly recurring charges, usage charges, and initial non-recurring charges. Monthly recurring charges include the fees paid by customers for facilities in service and additional features on those facilities. Usage charges consist of usage-sensitive fees paid for calls made. Initial non-recurring charges consist primarily of installation charges. Access charges are comprised of charges paid primarily by inter-exchange carriers (“IXCs”), competitive local exchange carriers (“CLECs”) and incumbent local exchange carriers (“ILECs”) for the origination and termination of inter-exchange toll and toll-free calls. Reciprocal compensation arises when a local exchange carrier completes a call that originated on another local exchange carrier’s network. Reciprocal compensation that is earned as revenue from other local exchange carriers represents compensation for local telecommunications traffic terminated on the Company’s network that originates on another carrier’s network.

Certain revenues are recorded net of amounts that are due to other parties, primarily customers pursuant to each respective telecommunications service arrangement with whom the Company is required to share related access revenue. For the years ended December 31, 2006, 2005 and 2004, revenue amounts allocated under these arrangements of $2,192, $2,480 and $6,466, respectively, are netted with gross carrier revenues in the accompanying consolidated financial statements. The Company records these arrangements on a net basis primarily because of the passage of credit risk to their participating customers. In 2006 and 2005, the amounts payable to participating customers in connection with these arrangements, and the associated contra revenue, was reduced by $1,123 and $4,190, respectively, primarily as a result of reductions in amounts collected from carriers for access revenue and related settlement costs.

When an end customer terminates its contract with the Company prior to its contractual term, the Company is entitled to collect an early termination fee from the customer. Revenues associated with early termination fees are recognized when payment is received. Revenue related to billings in advance of providing services is deferred and recognized when the services are provided.

The Company defers amounts billed for non-recurring installation costs for new contracts with end customers and with other carriers. The Company is amortizing this revenue over the average initial term of the related contracts. As of December 31, 2006 and 2005, the Company had $419 and $1,228, respectively, of such installation costs recorded in Deferred Revenue as a current liability on the accompanying Consolidated Balance Sheets. In addition, the Company had $447 and $997 as of December 31, 2006 and 2005, respectively, recorded in Other Liabilities for the non-current portion of the deferred installation revenue.

Network Expenses—The Company’s network expenses are comprised primarily of two types of charges: leased transport charges which comprised approximately 78%, 77%, and 78% of the Company’s network expenses for the years ended December 31, 2006, 2005 and 2004, respectively, and usage sensitive charges which comprised approximately 22%, 23% and 22% of the Company’s network expenses for the years ended December 31, 2006, 2005 and 2004, respectively. The Company’s leased transport charges are the lease payments incurred by US LEC for the transmission facilities used to connect the Company’s customers to the Company-owned switch that services that customer, to connect the Company’s network and to connect to the ILEC and other carrier networks. The Company does not currently own any fiber or copper transport facilities.

US LEC Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

These facilities are leased from various providers including, in many cases, the ILEC. Usage sensitive charges are primarily comprised of charges associated with the Company’s long distance, access charges and reciprocal compensation owed to other carriers.

The Company accrues network costs based upon management’s estimate of network expenses for periods for which bills have not yet been received or paid by the Company. Management’s estimate is developed from the number of lines and facilities in service, minutes of use and contractual rates charged by each respective service provider. Subsequent adjustments to this estimate result when actual costs are billed by the service provider to the Company.

Cash and Cash Equivalents—Cash equivalents consist of highly liquid investments with original maturities of three months or less at the time of purchase.

Restricted Cash—The restricted cash balance as of December 31, 2006 and 2005 serves to secure the Company’s performance of obligations under letters of credit to support leases or as deposits in restricted use accounts. These letters of credit renew annually.

Accounts Receivable—The Company maintains an allowance for doubtful accounts for estimated losses resulting from customers’ or carriers’ failure to make payments on amounts due to the Company. These estimates are based on a number of factors including 1) historical experience, 2) aging of trade accounts receivable, 3) amounts disputed and the nature of the dispute, 4) bankruptcy, 5) general economic, industry or business information and 6) specific information obtained by the Company on the financial condition and current credit worthiness of customers or carriers.

Deferred Customer and Network Installation Costs—The Company incurs and capitalizes certain costs in connection with the required expansion of its telecommunications network infrastructure to provide service to new customers. These costs are comprised of payments for equipment and services provided by external parties in connecting the telecommunication systems of new customers to the Company’s telecommunication platform as well as expenditures for expanding the network when customer growth requires capacity enhancements. These two types of costs are referred to as customer installation costs and network installation costs, respectively. Customer installation costs represent incremental direct costs to enhance the Company’s telecommunications network to allow the Company to provide services to new customers under contract. These costs result directly from entering into a new customer contract and would not have been incurred by the Company had a new contract not been entered into. These costs are amortized over the average initial term of open contracts, which is currently 30 months.

Network installation costs are paid to local exchange carriers and IXCs for installing circuits and trunks to insure adequate capacity on the Company’s network to serve existing and new customers. Network installation costs are amortized over 60 months, the expected useful life of the circuits and trunks that are installed.

Property and Equipment—Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, except for leasehold improvements as noted below.

US LEC Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

The estimated useful lives of the Company’s principal classes of property and equipment are as follows:

Telecommunications switching and	5 — 9 years
other equipment Office equipment, furniture and other	5 years
Leasehold improvements	The lesser of the estimated useful lives or the lease term

The Company capitalized $735 and $522 in payroll related costs during the years ended December 31, 2006 and 2005, respectively, in accordance with the AICPA Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” These costs are amortized over five years.

Long-Lived Assets—The Company reviews the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Determination of impairment results from a comparison of estimated undiscounted future operating cash flows anticipated to be generated during the remaining life of the assets with their net carrying value. An impairment loss would be recognized as the amount by which the carrying value of the assets exceeds their fair value.

Intangible Assets—The Company has intangible assets in the form of goodwill, customer relationships and marketing related assets. These intangible assets were initially recognized based on their fair values in connection with acquisitions. Goodwill is tested for impairment on an annual basis at the end of the fiscal year or when there are indicators that impairment of goodwill may have incurred. Customer relationships and marketing assets are amortized on a straight-line basis over their estimated useful lives, ranging from 3-5 years at approximately $2,000 per year beginning in 2004. These intangible assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Included in Other Assets in the accompanying consolidated balance sheets are other identifiable intangible assets (primarily customer relationship and marketing related assets) and goodwill of $3,235 and $651, and $4,873 and $651 as of December 31, 2006 and 2005, respectively. Goodwill and intangible assets were reviewed for impairment as of December 31, 2006 and no impairment was identified.

Debt Issuance Cost—The Company capitalizes costs associated with securing long-term debt and amortizes such costs over the term of the debt agreement using the straight-line method which approximates the interest method. The Company had deferred debt issuance costs (net of accumulated amortization of $2,614 and $1,411) of $3,321 and $4,592 as of December 31, 2006 and 2005, respectively, recorded in other assets on the accompanying consolidated balance sheets that are being amortized over the life of the related debt agreement. (See Note 5)

Fair Value of Financial Instruments—Management believes the fair values of the Company’s financial instruments, including cash equivalents, restricted cash, accounts receivables, accounts payable, and accrued network costs approximate their carrying value. In addition, because long-term debt consists of variable rate instruments, management believes the carrying values approximate fair values.

Income Taxes—Income taxes are provided for temporary differences between the tax and financial accounting basis of assets and liabilities using the liability method. The tax effects of such differences, as reflected on the balance sheet, are at the enacted tax rates expected to be in effect when the differences reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized and are reversed at such time that realization is believed to be more likely than not.

US LEC Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

Concentration of Risk—The Company is exposed to concentration of credit risk principally from trade accounts receivable due from end customers and carriers. The Company’s end customers are located in the eastern United States. The Company performs ongoing credit evaluations of its end customers but does not require collateral deposits from a majority of its end customers. The Company is exposed to additional credit risk due to the fact that the Company’s most significant trade receivables are from a few large telecommunications carriers.

The Company is dependent upon certain suppliers for the provision of telecommunications services to its customers. The Company has executed interconnection agreements for all states in which it provides local phone service.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Significant estimates relate to revenue recognition, the allowance for doubtful accounts receivable, estimated end customer contract life, the valuation of intangible assets, accrual of network costs payable to other telecommunications entities, including estimated amounts accrued for pending disputes with other carriers, income tax valuation allowance, 123(R) valuation, and conclusions regarding the impairment of and the estimated useful lives of fixed assets. Any difference between the amounts recorded and amounts ultimately realized or paid will be adjusted prospectively as new facts become known.

Advertising—The Company expenses advertising costs in the period incurred. Advertising expense amounted to $3,004, $3,415 and $2,489 for 2006, 2005 and 2004, respectively.

Investment in Variable Interest Entity—In the second quarter of 2006, the Company agreed to invest $2,500 in ExtreamTV, LLC (“ExtreamTV”), a Massachusetts-based company formed in January 2006 that provides video-on-demand services to the hospitality industry. US LEC’s investment in ExtreamTV is comprised of 2,500 Class B units which is equal to a 37.5% equity stake in ExtreamTV. Class B units receive a 6% annual preferred return and have similar voting rights as Class A units. The preferred return is paid annually and can either be paid in cash or in additional Class B units at a rate of $1.00 per unit. In addition, Class B units are entitled to one of five positions on ExtreamTV’s Board of Directors.

Under the provisions of Financial Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51” (“FIN46R”), the ExtreamTV investment qualifies as a variable interest entity subject to consolidation because US LEC is the primary beneficiary. All significant intercompany accounts and transactions among consolidated entities have been eliminated. As of December 31, 2006, the Company’s consolidated balance sheet included a reduction in assets totaling $716, an increase in liabilities totaling $1,153, and an equity deficiency of $1,869 related to ExtreamTV. For the year ended December 31, 2006, the Company recorded a net loss (including depreciation) associated with ExtreamTV of $1,869. There were no events of reconsideration during the year ended December 31, 2006.

Stock-Based Compensation Expense—Prior to January 1, 2006 the Company measured the compensation cost of its stock plans under the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, as permitted under Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation.” Under the provisions of APB No. 25, compensation cost is measured based on the intrinsic value of the equity instrument awarded. Under the

US LEC Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

provisions of SFAS No. 123, compensation cost is measured based on the fair value of the equity instrument awarded.

As of January 1, 2006, the Company adopted SFAS No. 123(R), “Share-Based Payment,” using the modified prospective transition method. Under this method, compensation expense is recognized for new grants in fiscal 2007 and any unvested grants prior to the adoption of SFAS No. 123(R). In accordance with this method, the Company’s consolidated financial statements for prior periods have not been restated.

In February 2006, the Company announced a voluntary stock option exchange offer for current employees and eligible directors that were holding stock options granted prior to January 1, 2006 (the “2006 Exchange Offer”). The 2006 Exchange Offer expired on March 27, 2006. Options covering a total of 4,321 shares were eligible for exchange in the 2006 Exchange Offer. Immediately following the expiration of the 2006 Exchange Offer, the Company accepted for exchange eligible options tendered to it for 3,721 shares of US LEC Class A common stock and canceled all of these eligible options. New options covering 3,721 shares were granted with an exercise price of $2.08 per share, the average closing price per share of US LEC’s Class A common stock on the NASDAQ National Market for the five consecutive trading days immediately before the date the new options were granted. Stock-based compensation expense for the year ended December 31, 2006 relating to stock options as calculated using SFAS No. 123(R) includes the impact of the 2006 Exchange Offer.

The Company recognizes compensation expense on a straight-line basis over the optionee’s vesting period. Total stock-based compensation expense related to the Company’s stock option plan for the year ended December 31, 2006 was $2,278.

Had compensation cost for the employee stock plans been determined consistent with SFAS No. 123, the Company’s net loss and net loss per share would approximate the following proforma amounts:

	2005	2004
Net loss, as reported	$(38,648)	$(19,762)
Preferred dividends	(16,256)	(15,316)
Accretion of preferred stock issuance fees	(623)	(587)

Net loss attributable to common stockholders, as reported	(55,527)	(35,665)
Add: Stock-based employee compensation expense included in reported net income	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(1,823)	(6,357)

Pro forma net loss	$(57,350)	$(42,022)

Weighted average shares outstanding	30,399	29,927
Net loss per share:
Basic and diluted, as reported	$(1.83)	$(1.19)

Basic and diluted, pro forma	$(1.89)	$(1.40)

The Company estimated the fair value for stock options using the Black-Scholes model assuming no dividend yield; volatility of 80%, an average risk-free interest rate of 4.35% and 3.63% for 2005 and 2004, respectively, and an expected life of 5.1 for 2005 and 2004. The weighted average remaining contractual life of stock options outstanding at December 31, 2005 was 7.6 years.

US LEC Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

The company estimated the fair value of the Employee Stock Purchase Plan for 2005, using the Black-Scholes model assuming no dividend yield, volatility of 80%, an average risk-free interest rate of 3.72%, and an expected life of 0.5 years.

Recent Accounting Pronouncements—In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Income Tax Uncertainties” (“FIN No. 48”). FIN No. 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority and provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN No. 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN No. 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company is currently evaluating the impact of FIN No. 48 on US LEC’s consolidated financial position, results of operations or cash flows.

In September 2006, SFAS No. 157 “Fair Value Instruments” was issued. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value instruments. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. SFAS No. 157, among other things, clarifies various market participation assumptions and fair value measurement, expands disclosures about using fair values in interim and annual periods subsequent to initial recognition, and applies for derivatives and other financial instruments measured at fair value under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” at initial recognition and in all subsequent periods. This statement also nullifies certain guidance in EITF No. 02-3 “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities”. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact, if any, adopting SFAS No. 157 may have on its financial statements or disclosures.

In February 2007, SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” was issued which, among other things, permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. SFAS No. 159 was issued to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to FASB Statement No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities, and unrealized gains and losses are to be reported on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact, if any, adopting SFAS No. 159 may have on its financial statements or disclosure.

3.	ACQUISITIONS

On November 10, 2004, the Company acquired the majority of the assets of StarNet, Inc., a nationwide provider of dial-up Internet access and telephony services to Internet Service Providers (ISPs), in a transaction accounted for using the purchase method of accounting. The purchase price included $1,200 in cash and the

US LEC Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

issuance of a $980 note payable. Along with the assumption of certain liabilities and direct costs of the acquisition of $209, the total consideration was $2,389. The results of operations of StarNet have been included in the accompanying consolidated financial statements since the acquisition date. Total consideration was allocated as follows:

December 31, 2004
Current assets	$980
Current liabilities	(696)
Property and equipment	96
Identifiable intangible assets	2,009

$2,389

The identifiable intangible assets consist of customer relationship and marketing related assets that are amortizable over 3 -5 years.

4.	PROPERTY AND EQUIPMENT

Property and equipment at December 31, is summarized by major class as follows:

	2006	2005	2004
Telecommunications and other equipment	$278,952	$257,710	$234,524
Office equipment, furniture and other	105,910	101,596	97,079
Leasehold improvements	31,285	30,937	30,862

	416,147	390,243	362,465
Less accumulated depreciation and amortization	(289,104)	(245,893)	(203,848)

Total	$127,043	$144,350	$158,617

5.	LONG-TERM DEBT

On September 30, 2004, the Company privately placed $150,000 in aggregate principal amount of Second Priority Senior Secured Floating Rate notes due 2009. The notes were issued at a price of 99.5% and bear interest at an annual rate of the six-month London Interbank Offered Rate (“LIBOR”) plus 8.50%. In December 2004, the Company completed an exchange of the privately placed notes for publicly registered notes with substantially identical terms (the “Notes”). Interest on the notes is reset semi- annually and is payable on April 1 and October 1 of each year. The interest rate for the six-month period ending April 1, 2007 is approximately 13.87%. The notes are guaranteed by all of the Company’s subsidiaries and are secured on a second priority basis by substantially all of the assets of the Company and its subsidiaries, including the capital stock of the Company’s subsidiaries. Each subsidiary guarantor is 100% owned by US LEC Corp. (the “Parent”), the guarantees are full and unconditional, the guarantees are joint and several, the Parent has no independent assets, and the Parent is not restricted in obtaining funds from its subsidiaries in the form of dividends or loans.

The indenture governing the notes contains covenants which, subject to certain exceptions, limit the ability of the Company and its subsidiaries to incur additional indebtedness, engage in certain asset sales, make certain types of restricted payments, engage in transactions with affiliates and create certain liens on the assets of the Company or its subsidiaries. The Company was in compliance with all such covenants as of December 31, 2006.

US LEC Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

Debt issuance fees associated with the notes totaled $5,512 and are being amortized through the maturity date of October 1, 2009. Unamortized debt issuance fees related to the notes are $3,030 as of December 31, 2006, and are included in the accompanying balance sheet in Other Assets. On the date of the Mergers, February 28, 2007, the Company gave irrevocable notice to redeem the notes as of March 30, 2007. The notes were paid to the trustee in full on February 28, 2007 including the redemption fee of $8.25 million and all accrued and unpaid interest through March 30, 2007.

The Company used a majority of the net proceeds from the sale of the notes to repay in full $120,325 under its senior credit facility and $6,750 on its senior subordinated notes. The Company also paid $2,071 in additional interest due on the deferred portion of the senior credit facility term loan which included a $255 termination amount. The senior credit facility was terminated and all of the senior subordinated notes were retired following repayment of the outstanding indebtedness. Unamortized debt issuance fees totaling $2,375 related to the senior credit facility and the senior subordinated notes and the remaining unamortized discount on the subordinated notes of $2,041 were expensed in 2004 and are included in Charges Related to Early Extinguishment of Debt on the Consolidated Statements of Operations.

In October 2005, the Company entered into a $10,000 secured revolving credit facility. The interest rate for any advances under the credit facility was a floating rate based, at the Company’s option, on either the lender’s prime rate plus .25% or LIBOR plus 2.25%. As of December 31, 2006, there were no advances under the credit facility. Debt issuance fees associated with the credit facility totaled $423 and are being amortized through the maturity date in August 2009. Unamortized debt issuance fees related to the notes are $291 as of December 31, 2006.

6.	SERIES A MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

On April 11, 2000, the Company issued $200,000 of its Series A Mandatorily Redeemable Convertible Preferred Stock (the “Preferred Stock”) to affiliates of Bain Capital (“Bain”) and Thomas H. Lee Partners, L.P. (“THL”). The Preferred Stock earns dividends on a cumulative basis at an annual rate of 6%, payable quarterly, and at the Company’s option, in cash or shares of Preferred Stock through April 11, 2010. All such dividends through December 31, 2006 have been paid in shares of Preferred Stock. In addition, the Preferred Stock participates on a pro rata basis in any dividends payable to common shareholders. As of December 31, 2006, the Company had declared and accrued $98,420 in Preferred Stock dividends. In the event of any liquidation, dissolution or other winding up of the affairs of the Company, the holders of Preferred Stock are entitled to be paid in preference to any distribution to holders of junior securities, an amount in cash, equal to $1,000 per share plus all accrued and unpaid dividends on such shares.

The holders of the shares of Preferred Stock may convert all or a portion of their shares into shares of US LEC’s common stock at a set conversion price, subject to adjustment for certain dilutive events. The initial conversion price of $35 per share has been adjusted to approximately $28 per share as of December 31, 2006 pursuant to the anti-dilution provisions of the Preferred Stock. The holders of the Preferred Stock may also convert all or a portion of their shares into US LEC’s common stock at the then adjusted conversion price prior to April 11, 2010 in the event of a change in control. Each holder of the Preferred Stock may redeem all or a portion of their Preferred Stock at a price equal to 101% of $1,000 per share plus all accrued dividends on such shares after the occurrence of a change in control and for a period of 60 days following such event. Each share of the Preferred Stock is entitled to one vote per share of common stock into which it could have been converted on the record date for determination of stockholders entitled to notice of and to vote at the Company’s annual stockholders meeting. The Company may redeem all of the outstanding shares of Preferred Stock, at a price equal

US LEC Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

to $1,000 per share plus all accrued and unpaid dividends on such shares, but only if the market price of a share of US LEC’s common stock for 30 consecutive trading days during the 90 day period immediately preceding the date of the notice of redemption is at least 150% of the then effective conversion price and the market price of a share of the common stock on the redemption date is also at least 150% of the then effective conversion price. All outstanding shares of the Preferred Stock, including the shares of Preferred Stock issued as in-kind dividends, are subject to mandatory redemption on April 11, 2010.

Proceeds to the Company, net of commissions and other transaction costs, were approximately $194,000. The Company incurred $6,240 in expenses related to the issuance of the Preferred Stock. The carrying amount of the Preferred Stock will be accreted to its redemption amount over its life. As of December 31, 2006 and 2005, the unaccreted redemption amount was of $2,468 and $3,130, respectively.

In connection with the Mergers and pursuant to the US LEC preferred stock repurchase agreement entered into with the holders of the Preferred Stock in the third quarter 2006, all of the issued and outstanding shares of Preferred Stock, including accrued and unpaid dividends on these shares, were repurchased by US LEC for cash at a purchase price that reflected a $30,000 discount from the liquidation value of these shares at the effective time of the Mergers. The liquidation value equaled the sum of the stated value of these shares plus all accrued and unpaid dividends through the closing date of the Mergers. The liquidation value was approximately $301,000 and the total purchase price was approximately $271,000.

Effective upon the closing of the repurchase of the Preferred Stock, all agreements among US LEC and the US LEC preferred stockholders or among US LEC, the US LEC preferred stockholders and the former US LEC Class B stockholders, in each case entered into as of April 11, 2000, and in each case, as amended and in effect as of the date of the Merger Agreement, terminated and became null and void.

7.	COMMITMENTS AND CONTINGENCIES

The deregulation of the telecommunications industry, the implementation of the Telecommunications Act of 1996 (“Telecom Act”) and the distress of many carriers in the wake of the downturn in the telecommunications industry have involved numerous industry participants, including the Company, in disputes, lawsuits, proceedings and arbitrations before state and federal regulatory commissions, private arbitration organizations such as the American Arbitration Association, and courts over many issues important to the financial and operational success of the Company. These issues include the interpretation and enforcement of existing interconnection agreements, the terms of new interconnection agreements the Company may enter into, operating performance obligations, inter-carrier compensation, access rates applicable to different categories of traffic, including traffic originating from or terminating to cellular or wireless users, the jurisdiction of traffic for inter-carrier compensation purposes, the services and facilities available to the Company, the price the Company will pay for those services and facilities and the regulatory treatment of new technologies and services. The Company anticipates that it will continue to be involved in various disputes, lawsuits, arbitrations and proceedings over these and other material issues. The Company anticipates also that further legislative and regulatory rulemaking will occur—on the federal and state level—as the industry deregulates and as the Company enters new markets or offers new products. Rulings adverse to the Company, adverse legislation, new regulations or changes in governmental policy on issues material to the Company could have a material adverse effect on the Company’s financial condition or results of its operations. Revenue recognized and amounts recorded as allowances for doubtful accounts in the accompanying financial statements have been determined considering the impact, if any, of the items described below. Currently, the Company is involved in several legal and regulatory proceedings including the following, which, if resolved unfavorably to the Company, could have a material adverse effect on the Company’s results of operations, cash flow and financial position.

US LEC Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

Proposed Reduction and Unification of Rates for Access, Local and ISP-bound Traffic.—On July 24, 2006, the National Association of Regulatory Commissioners’ Task Force on Intercarrier Compensation filed a comprehensive proposal in the FCC open proceeding on intercarrier compensation that provides a plan to reduce and unify interstate and intrastate, originating and terminating, intercarrier compensation—both access charges and reciprocal compensation, the so-called “Missoula Plan.” The FCC placed the Missoula Plan on public notice for comment, and the pleading cycle ended on February 1, 2007. Under the Missoula Plan, the rates of the Regional Bell Operating Companies (“RBOCs”), non-rural ILECs, Commerical Mobile Radio Service (“CMRS” or cellular) providers, and CLECs like US LEC (“Track I Carriers”), rates for terminating interstate and intrastate access and reciprocal compensation traffic (including ISP-bound and VoIP traffic) would be unified in the third year of the Plan at $.0007 per minute, which is a significant reduction to the access and reciprocal compensation (non ISP-bound traffic) currently charged and collected by the Company. Originating interstate and intrastate access rates would also be reduced under the Plan. In addition, the interconnection architecture of the Company may be revised under the Plan, which likely would have an impact on its cost of interconnection facilities with other carriers. The Company cannot predict the outcome of this proceeding, but if the FCC were to adopt the Missoula Plan for all traffic or otherwise change its rules on intercarrier compensation, it could have an adverse impact on the Company’s ability to bill carriers for reciprocal compensation (including compensation for ISP-bound traffic) and access charges and could have a material adverse effect on US LEC’s results of operations, cash flow and financial position. The Company does not expect the Plan, if it is adopted without any modifications, to become effective any earlier than mid-2007.

Access Revenues—On April 27, 2001, the Federal Communications Commission (“FCC”) released its Seventh Report and Order and Further Notice of Proposed Rulemaking (the “Seventh Report and Order”) in which it established a benchmark rate at which a CLECs’ interstate access charges would be presumed to be reasonable and which CLECs could impose on IXCs. Several requests for reconsideration were filed addressing various aspects of the Seventh Report and Order. The FCC resolved those requests in the Eighth Report and Order and Fifth Order on Reconsideration released on May 18, 2004 (“Eighth Report and Order”) in ways that, except as further noted, do not affect the Company. In the Eighth Report and Order, the FCC announced a prospective rule that confirmed a CLEC’s right to bill for calls from other than its own end users as long as it bills only for the components of the access service that it provides. Addressing prior billings for wireless traffic as requested in the Company’s Petition, the FCC made it clear that it had not been unreasonable for a CLEC to bill an IXC at the benchmark rates provided that the CLEC’s charges were otherwise in compliance with and supported by its tariff, and the wireless carrier had not separately billed the IXC for those services.

The Seventh Report and Order provides some certainty as to the Company’s right to bill IXCs for interstate access at rates at or below the FCC-set benchmark rate even though, up until July 24, 2004, those rates might have been above those tariffed by the ILECs. Notwithstanding the apparent certainty created by the Seventh Report and Order, its effect on the Company continues to depend on how it is interpreted and enforced. Carrier access revenue, including revenue for traffic originating from wireless carriers’ end users, accounted for approximately 9% of the Company’s revenue for the year ended December 31, 2005 and approximately 6% for the year ended December 31, 2006. If the Seventh Report and Order and/or the Eighth Report and Order are interpreted or enforced in a manner adverse to us, such result could have a material adverse effect on the Company.

The FCC has an open proceeding to address rules for intercarrier compensation that could result in changes to current rules governing what traffic is compensable by means of access charges and at what rates, and is considering adoption of the recently filed Missoula plan discussed above in the Proposed Reduction and Unification of Rates for Access, Local and ISP-bound traffic. If the Missoula Plan were to be adopted, or the

US LEC Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

FCC were to otherwise change its policy concerning the ability of CLECs to recover access charges, the ability of the Company to bill and recover access charges could be adversely affected and could result in a material adverse impact on the Company.

Notwithstanding the prospective nature of the Eighth Report and Order, several IXCs continued to dispute interstate and intrastate access charges that the Company billed them for wireless traffic, with some electing to withhold current payments, in whole or in part, pending resolution of their disputes. Litigation with Qwest, MCI and a similar dispute with Sprint that existed as of December 31, 2005 were resolved by agreement of the parties in 2006. The settlements resulted in a cash receipt by the Company of approximately $9,000 in the first quarter of 2006 and a cash payment by the Company of $3,000 in 2006. Going forward, the Company expects to receive payments from these carriers on a timely basis with no further disputes on the settled issues. The Company took a one-time, non-recurring, non-cash charge of approximately $23,300 in the fourth quarter of 2005 after taking into account prior reserves and the impact of these settlements.

In light of the general conditions prevailing in the telecommunications industry, there is a risk of further delinquencies, nonpayment or bankruptcies by other telecommunications carriers that owe outstanding amounts derived from access and facility revenues we have billed. Such events, in the aggregate, could have a material adverse effect on the Company’s performance in future periods. We are unable to predict such events at this time.

The regulatory treatment of VoIP also could affect the Company’s ability to collect access charges, especially to the extent that in the future VoIP becomes a more significant voice service technology in the telephone network. In February 2004, the FCC initiated a proceeding to address the appropriate regulatory framework for VoIP providers. Currently, the status of VoIP service as either a telecommunications service or an information service is not clear, although a report issued by the FCC in 1998 suggests that some forms of VoIP may constitute “telecommunications services.” Additionally, in a recent order, the FCC determined, on an interim basis, that interconnected VoIP providers would be required to contribute to the Universal Service Fund similar to other telecommunication service providers. Long distance telecommunications services that originate or terminate on the traditional telephone network are subject to access charges. The FCC is additionally considering a number of separate petitions filed by ILECs and others specifically concerning whether VoIP is subject to access charges. Our ability to collect access charges could be materially affected if the FCC determines that VoIP or some types of VoIP should not be subject to access charges to the extent any traffic upon which the Company currently, or could potentially in the future, impose access charges is VoIP. Our obligation to pay other carriers access charges for VoIP services that we provide could also be affected by the FCC’s consideration of VoIP regulatory issues. We cannot predict the outcome of the FCC’s VoIP proceedings; however, if the FCC were to adopt the Missoula Plan (discussed above), VoIP traffic would be treated in the same manner as telecommunications traffic and be subject to either access charges or reciprocal compensation based on comparing the calling party’s telephone number to the called party’s telephone number to determine if the telephone numbers are assigned to the same local calling area or are either intrastate interexchange or interstate traffic.

Reciprocal Compensation—On April 27, 2001, the FCC released an Order on Remand and Report and Order (the “Remand Order”) addressing inter-carrier compensation for traffic terminated to ISPs. The interpretation and enforcement of the Remand Order has been, and will likely continue to be, an important factor in the Company’s efforts to collect reciprocal compensation for ISP-bound traffic. In the Remand Order, the FCC addressed a number of important issues, including the rules under which carriers are to compensate each other for traffic terminated to ISPs and the rates applicable for ISP-bound traffic as well as traffic bound to other customers.

US LEC Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

While the Remand Order provides greater certainty about the Company’s right to bill for traffic terminated to ISPs, the effect of the Remand Order on the Company will depend on how it is interpreted and enforced. In particular, there are uncertainties as to whether the limitations on growth of ISP traffic in the Remand Order, which was subsequently removed, will survive legal challenge.

On May 3, 2002, the D.C. Circuit rejected the FCC’s legal analysis in the Remand Order and remanded the order to the FCC for further review (the “Second Remand”), but the D.C. Circuit did not vacate the Remand Order. As such, the ISP compensation structure established by the FCC in the Remand Order remains in effect. It remains unclear whether, how or when the FCC will respond to the Second Remand, and how the Remand Order will be interpreted in light of the Second Remand.

On October 8, 2004, the FCC adopted an order in response to a July 2003 Petition for Forbearance filed by Core Communications (“Core Petition”) asking the FCC to forbear from enforcing the rate caps, growth caps, new market rules and mirroring rules of the Remand Order. The FCC granted the Core Petition with respect to growth caps and the new markets rule, but denied the Petition as to the rate caps and mirroring rules (“Core Order”). In a decision dated June 30, 2006, the D.C. Circuit upheld the FCC’s grant of forbearance on enforcement of the growth caps and new market rules of the Remand Order and the FCC’s denial of forbearance on enforcement of the rate caps and mirroring rules of the Remand Order. The Court’s decision allows the Company to continue to collect intercarrier compensation for ISP-bound traffic in new markets and without regard to growth caps, if permitted pursuant to the terms of its interconnection agreements.

If the Remand Order or the Second Remand or the Core Order were to be interpreted in a manner adverse to the Company on all or any of the issues, or if the Remand Order is modified as a result of the Second Remand or other pending or new legal challenges, it could have a material adverse effect on the Company’s ability to collect intercarrier compensation for ISP-bound traffic.

The FCC has an open proceeding to address rules for intercarrier compensation that could result in changes to current rules governing what traffic is compensable and at what rates, including compensation for traffic to ISPs, so it remains unclear at this time whether or how the Remand Order or the Core Order will be interpreted and enforced. Although reciprocal compensation accounted for only 2% of the Company’s revenue for the year ended December 31, 2006, if the FCC were to adopt the Missoula Plan (discussed above) for all traffic, and if such changes were approved by the courts, it could have an adverse impact on the Company’s ability to bill carriers for reciprocal compensation and access charges. The FCC’s resolution of the regulatory status of VoIP could affect the Company’s ability to participate in receipt or payment of reciprocal compensation for VoIP calls. The Company cannot predict the FCC’s resolution of its consideration of VoIP regulatory issues or decision in the intercarrier compensation proceeding.

Forbearance Petitions.—In a Petition for Forbearance filed with the FCC on December 20, 2004, Verizon asked the FCC to forbear Title II regulations of standalone broadband services, such as ATM, Frame Relay and similar packet-switched services. Under Section 10 of the Act, if the FCC fails to act upon a petition for forbearance within the statutory period, the petition is deemed granted. March 19, 2006 was the date on which the petition was required to be acted upon, or it would be deemed granted. On March 20, 2006, the FCC issued a Public Notice in which it announced that no action was taken on the Verizon petition and it was deemed granted. With the grant of forbearance, the services affected by the grant are no longer required to be offered under the terms, conditions and rates set forth in the tariffs on file with the FCC nor would the Title II sections of the Act that require Verizon to offer these service at just and reasonable rates and in a non-discriminatory manner be applied to the offering of these services. The Company purchases certain of the affected services from Verizon

US LEC Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

and is in discussions with Verizon as to the impact on the current terms, conditions and rates on these services due to the grant of the petition. AT&T, BellSouth, Qwest and Sprint have filed similar petitions for forbearance, with AT&T asking that the FCC take action on its petition within 60 days rather than waiting the statutory period available to the FCC. The FCC quickly placed all these petitions on public notice for comment and the pleading cycle ended on August 31, 2006, but the FCC has not yet taken action on the petitions. The Company cannot predict the impact, if any, the grant of these petitions and similar ones will have on the Company’s network expenses; however, if the rates, terms and conditions associated with the current service subject to the petition are negotiated adverse to the Company, it could have a material adverse effect on the Company.

On or about September 6, 2006, Verizon filed six petitions for forbearance—each petition identified a different Metropolitan Statistical Area (“MSA”)—in which Verizon seeks similar regulatory relief as granted by the FCC to Qwest in the Omaha Forbearance Order, 20 FCC Rcd 19415 (2005) (“Qwest Order”). In the Qwest Order, the FCC granted Qwest forbearance from the obligation to provide unbundled loops and dedicated transport pursuant to 251(c)(3) in those portions of the Omaha MSA where a facilities-based competitor (Cox Cable) had substantially built out its network. In addition, the FCC also decided to forbear from applying certain dominant carrier regulation to Qwest’s provision of mass market switched access and broadband services in Qwest’s service territory. Of the six MSAs subject to the petitions, US LEC provides local exchange services in four of them—Virginia Beach MSA; Pittsburgh MSA; Philadelphia MSA; and, New York MSA. The other two MSAs are Boston MSA and Providence MSA. The FCC has established a pleading cycle ending April 18, 2007. In addition, several competitive LECs have filed motions in the proceeding which have also been placed on public notice for comment. The pleading cycle has ended, and the FCC has taken no actions on these motions. Grant of the petitions could have an adverse affect on the Company’s ability to obtain unbundled loops and transport in the applicable MSAs, and may result in BellSouth, Sprint and other ILECs filing similar petitions as well as Verizon targeting other MSAs in which the Company provides service.

Legislation—Periodically, legislation has been introduced in Congress to alter or amend the Telecom Act, which opened local telephone markets for competition and outlines many of the ground rules pursuant to which ILECs and CLECs operate with respect to each other. Additional efforts are underway to alter, amend or re-write the Telecom Act, with bills having been introduced in both the House and Senate that are aimed at further relaxing the regulation of ILECs and at creating new frameworks to govern the provision of so-called broadband services. The Company cannot predict whether or when any particular piece of legislation will become law or how the Telecom Act might be modified. The passage of legislation amending the Telecom Act could have a material adverse effect on the Company’s future operations and its future financial results.

Similarly, some ILECs have introduced legislation in various state legislatures aimed at minimizing or eliminating entirely the extent to which those ILECs are regulated by state PUCs. The Company anticipates that additional efforts will be made in the state legislatures to alter or amend the oversight of ILECs and ILEC services in those states. The Company cannot predict whether any particular piece of legislation will become law and how it will impact the provision of telecommunications in a particular state. The passage of legislation altering PUCs’ jurisdiction over ILECs in any number of states could have a material adverse effect on the Company’s future operations and its future financial results.

Interconnection Agreements with ILECs—The Company has agreements for the interconnection of its networks with the networks of the ILECs covering each market in which US LEC has installed a switching platform. US LEC may be required to negotiate new interconnection agreements as it enters new markets in the future. In addition, as its existing interconnection agreements expire, it will be required to negotiate extension or replacement agreements. The Company concluded interconnection arbitrations with Verizon in 2002 in order to

US LEC Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

obtain new interconnection agreements on terms acceptable to the Company. The Company has filed new agreements in several Verizon states based on the decisions of the PUCs in those states. In February 2004, Verizon filed petitions with several state commissions asking those commissions to arbitrate the terms of an amendment to its interconnection agreements addressing the triennial review order (“TRO”), and subsequently amended the petitions asking those commissions to address the terms of the Triennial Review Remand Order (“TRRO”) in the arbitrations as well. Verizon has asked each commission to consolidate arbitrations against a number of CLECs and CMRS carriers, including US LEC. The Company has received a decision in each of TRRO arbitration cases in the proceedings in which it actively participated, has executed one amendment and filed it with the DC commission, filed briefs in two states to have the applicable commission determine the final language of a conforming amendment with Verizon and is awaiting a decision of one commission on a petition for reconsideration filed by Verizon. There can be no assurance that the Company will successfully negotiate, successfully arbitrate or otherwise obtain such additional agreements or amendments for interconnection with the ILECs or renewals of existing interconnection agreements on terms and conditions acceptable to the Company.

Interconnection with Other Carriers—The Company anticipates that as its interconnections with various carriers increase, the issue of seeking compensation for the termination or origination of traffic whether by reciprocal arrangements, access charges or other charges will become increasingly complex. The Company does not anticipate that it will be cost effective to negotiate agreements with every carrier with which the Company exchanges originating and/or terminating traffic. The Company will make a case-by-case analysis of the cost effectiveness of committing resources to these interconnection agreements or otherwise billing and paying such carriers. The Missoula Plan, if adopted, will facilitate carriers obtaining interim interconnection arrangement with other carriers to enable the requesting carrier to bill the other carrier for intercarrier compensation, which may have an adverse affect on the Company’s cost of services.

Other Litigation—We are involved, and expect to continue to be involved, in other proceedings arising out of the conduct of the Company’s business, including litigation with other carriers, employment related lawsuits and regulatory proceedings. The results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters, including the matters specifically discussed above, could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows and business prospects.

8.	INCOME TAXES

The reconciliation of the statutory federal income tax rate to the Company’s federal and state overall effective income tax rate is as follows:

	2006	2005	2004
Statutory federal rate	(35.00)%	(35.00)%	(35.00)%
State income taxes	—	—	—
Change in valuation allowance	35.28	34.99	35.27
Miscellaneous	(0.28)	0.01	(0.27)

Effective tax rate	0%	0%	0%

US LEC Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2006 and 2005 are as follows:

	2006	2005
Deferred tax assets:
Net operating loss carryforward	$139,361	$134,597
Accrued expenses	739	3,395

Deferred tax assets	140,100	137,992
Less: Valuation Allowance	(117,067)	(108,995)

Total deferred tax assets	23,033	28,997
Deferred tax liabilities:
Net deferred revenues	1,504	1,549
Depreciation and amortization	18,822	24,721
Capitalized salaries and interest	2,707	2,727

Total deferred tax liabilities	23,033	28,997

Net Deferred Taxes	$—	$—

For the years ended December 31, 2006 and 2005, a valuation allowance has been provided against the net deferred tax assets since management cannot conclude, based on the weight of available evidence, that it is more likely than not that such assets will be ultimately realized. The Company has recorded a current deferred tax liability and a non-current deferred tax asset (included in other assets), both in the amount of $1,644.

At December 31, 2006, the Company had net operating loss carryforwards for federal and state tax purposes of approximately $328,018. Such losses begin to expire for federal and state purposes in 2017 and 2012, respectively.

9.	EMPLOYEE BENEFIT PLAN

The Company has a 401(k) savings plan under which employees can contribute up to 15% of their annual salary. For 2006, 2005, and 2004, respectively, the Company made matching contributions to the plan totaling $1,334, $1,264 and $527 based on 50% of the first 6% of an employee’s compensation in 2006 and 2005, and 25% of the first 6% of an employee’s contribution to the plan in 2004.

10.	STOCKHOLDERS’ DEFICIENCY

Common Stock—The holders of US LEC’s common stock are entitled to one vote per share in the election of the members of the Board of Directors.

Employee Stock Purchase Plan—In May 2000, the Company’s shareholders approved and the Company adopted the Employee Stock Purchase Plan (the “ESPP”). The ESPP provides for specified offering periods (initially the period from the effective date to December 31, 2000 and thereafter, the six month periods between January and June and July and December of each respective year) during which an eligible employee is permitted to accumulate payroll deductions in a plan account for the purchase of shares of US LEC’s common stock. Substantially all employees may elect to participate in the ESPP by authorizing payroll deductions in an amount

US LEC Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

not exceeding ten percent (10%) of their compensation payable during the offering period, and not more than $25 annually. The purchase price per share will be the lower of 85% of the market value of a share as of the first day of each offering period or 85% of the market value of a share as of the last day of each offering period. The ESPP was amended in May 2005 to increase the number of shares issuable under the ESPP by 1,000. The Company is presently authorized to issue 3,000 shares of common stock under the amended ESPP of which 75 were available for issuance as of December 31, 2006. The Company issued share amounts of 151, 276, 247 and 211 shares at a purchase price of approximately $2.77, $1.45 $1.45 and $2.06 per share, respectively, which represents a 15% discount to the closing price on December 31, 2006, June 30, 2006, December 31, 2005 and June 30, 2005, respectively.

Stock Option Plan —In January 1998, the Company adopted the US LEC Corp. 1998 Omnibus Stock Plan (the “Plan”). The Plan was amended in May 2005 to increase the number of shares issuable under the Plan by 2,000. Under the amended Plan, 7,000 shares of US LEC’s common stock have been reserved for issuance for stock options, stock appreciation rights, restricted stock, performance awards or other stock-based awards of which 1,185 were available for grant at December 31, 2006. Options granted under the Plan are at exercise prices determined by the Board of Directors or its Compensation Committee. For incentive stock options, the option price may not be less than the market value of the common stock on the date of grant (110% of market value for greater than 10% stockholders).

A summary of the option and warrant activity is as follows:

	Options			Warrants
	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Fair Value at Date of Grant	Number of Warrants	Weighted Average Exercise Price Per Warrant
Balance at December 31, 2003	4,602	$4.05		3,496	$2.01

Granted at fair market value	509	$4.27	$2.85	—	—
Exercised	(89)	$3.33		(184)	$1.90
Forfeited or canceled	(274)	$4.01		—	—

Balance at December 31, 2004	4,748	$4.09		3,312	$2.01

Granted at fair market value	522	$2.32	$1.57	—	—
Exercised	(9)	$2.43		—	$—
Forfeited or canceled	(358)	$4.19		—	—

Balance at December 31, 2005	4,903	$3.90		3,312	$2.01

Granted at fair market value	4,903	$2.20	$0.52	—	—
Exercised	(1,312)	$2.61		(1,046)	$2.02
Forfeited or canceled	(4,130)	$3.94		—	—

Balance at December 31, 2006	4,364	$2.34		2,266	$2.01

US LEC Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

A summary of the range of exercise prices and weighted average remaining lives for options and warrants outstanding and exercisable at December 31, 2006 is as follows:

	Options Outstanding
	Range of Exercise Price	Number of Options Outstanding	Weighted Avg. Remaining Contractual Life	Weighted Avg. Exercise Price	Number of Options Exercisable	Weighted Avg. Exercise Price
Options granted at fair market value:
	$1.74 - 2.06	86	7.3 years	$1.96	36	$1.98
	2.08 - 2.08	2,918	7.2 years	2.08	1,236	2.08
	2.12 - 2.14	338	8.9 years	2.12	—	—
	2.20 - 2.34	306	8.5 years	2.34	76	2.34
	2.40 - 3.00	461	7.8 years	2.99	16	3.00
	3.01 - 3.98	154	7.9 years	3.27	48	3.37
	4.05 - 27.69	101	6.1 years	6.37	82	6.53

Total options outstanding at December 31, 2006	$1.74 - $27.69	4,364	7.5 years	$2.34	1,494	$2.39

	Warrants Outstanding
	Range of Exercise Price	Number of Warrants Outstanding	Weighted Avg. Remaining Contractual Life	Weighted Avg. Exercise Price
Warrants granted at	6.21	26	1.9 years	$6.21
fair market value	2.06	895	2.8 years	2.06

		921	2.8 years	2.18
Warrants granted at less than fair market value	1.90	1,345	2.8 years	1.90

Total warrants outstanding at December 31, 2006	$1.90 - $6.21	2,266	2.8 years	$2.01

In February 2006, the Company announced a voluntary stock option exchange offer for current employees and eligible directors that were holding stock options granted prior to January 1, 2006 (the “2006 Exchange Offer”). The 2006 Exchange Offer expired on March 27, 2006. Options covering a total of 4,321 shares were eligible for exchange in the 2006 Exchange Offer. Immediately following the expiration of the 2006 Exchange Offer, the Company accepted for exchange eligible options tendered to it for 3,721 shares of US LEC common stock and canceled all of these eligible options. New options covering 3,721 shares were granted with an exercise price of $2.08 per share, the average closing price per share of US LEC’s common stock on the NASDAQ National Market for the five consecutive trading days immediately before the date the new options were granted. Stock-based compensation expense year ended December 31, 2006 relating to stock options as calculated using SFAS No. 123R includes the impact of the 2006 Exchange Offer.

The Company recognizes compensation expense on a straight-line basis over the optionee’s vesting period. Total stock-based compensation expense related to stock options for the year ended December 31, 2006 was $1,895.

The Company extended the term of a fully vested employee warrant which produced incremental compensation expense for the year ended December 31, 2006 of $52.

US LEC Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

As of December 31, 2006 there was $2,332 of unrecognized compensation expense related to non-vested option awards that is expected to be recognized over a weighted average period of 2.3 years.

The total number of options that vested not related to the 2006 Exchange Offer during the year ended December 31, 2006 was 213 with a total fair value of $453. The weighted average grant date fair value of stock options granted not related to the 2006 Exchange Offer during the years ended December 31, 2006 and 2005 were $1.98 and $1.58, respectively. The weighted average grant date fair value of stock options granted related to the 2006 Exchange Offer during the year ended December 31, 2006 pre-modification and post-modification was $1.45 per share and $1.52 per share, respectively.

The fair value of each option grant was determined using the Black-Scholes option pricing model with the following assumptions:

	Years Ended
Black-Scholes Option Valuation Assumptions(1)	December 31, 2006	December 31, 2005
Risk-free interest rate(2)	4.28% - 5.21%	3.72% - 4.35%
Expected term (years)(3)	5.00 - 6.25	5.20 - 5.30
Volatility(4)	71.5% - 91.4%	80.0%
Dividend yield(5)	0%	0%

(1)	Forfeitures are estimated and based on historical experience.
(2)	Based on interpolation between Treasury Constant Maturity rates with maturities corresponding to the expected term of our stock options.
(3)	Represents the period of time that options granted are expected to be outstanding using the SAB 107 simplified method.
(4)	Expected stock price volatility is based on historical experience.
(5)	Assumes no dividend yield.

The Company estimated the fair value of grants under its Employee Stock Purchase Plan (the “ESPP”) for the year ended December 31, 2006 using the Black-Scholes model assuming no dividend yield, volatility of 76.0%, an average risk-free interest rate of 5.11%, and an expected life of 0.5 years. The stock-based compensation expense related to the Company’s ESPP for the year ended December 31, 2006 was $331.

11.	LOSS PER SHARE

Loss per common and common equivalent share are based on net loss, after consideration of preferred stock dividends, and accretion of preferred stock issuance cost divided by the weighted average number of common shares outstanding during the period. For all periods presented all common stock equivalents comprised of options and warrants disclosed in Note 10 above, are considered anti-dilutive and are therefore excluded from the calculation of the diluted loss per share.

US LEC Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

12.	QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table summarizes the Company’s results of operations as presented in the consolidated statements of operations by quarter for 2006 and 2005.

	Quarter Ended
	March 31, 2006	June 30, 2006	September 30, 2006(1)	December 31, 2006(1)
Revenue	$102,797	$106,683	$105,420	$109,301
Network Expenses	50,250	53,149	53,818	54,923
Depreciation and Amortization	12,194	12,172	12,303	11,987
Selling, General and Administrative	38,519	39,618	43,177	39,793

Income (Loss) from Operations	1,834	1,744	(3,878)	2,598
Net Interest Expense	(4,545)	(4,867)	(4,800)	(4,753)

Net Loss	(2,711)	(3,123)	(8,678)	(2,155)
Preferred Stock Dividends	4,218	4,281	4,345	4,409
Accretion of Preferred Stock Issuance Cost	162	164	167	169

Net Loss Attributable to Common Stockholders	$(7,091)	$(7,568)	$(13,190)	$(6,733)

Net Loss Attributable to Common Stockholders per Share:
Basic and Diluted	$(0.23)	$(0.25)	$(0.42)	$(0.21)

Weighted Average Share Outstanding:
Basic and Diluted	30,751	30,792	31,343	32,442

	Quarter Ended
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005(2)
Revenue	$93,516	$95,343	$98,824	$100,055
Network Expenses	45,784	46,597	47,680	46,863
Depreciation and Amortization	12,931	12,638	12,684	12,415
Selling, General and Administrative	35,868	36,590	37,560	38,884
Charge Related to Carrier Access Disputes(1)	—	—	—	23,292

Income (Loss) from Operations	(1,067)	(482)	900	(21,399)
Other Income	—	—	202	—
Net Interest Expense	(3,712)	(4,279)	(4,228)	(4,583)

Net Loss	(4,779)	(4,761)	(3,126)	(25,982)
Preferred Stock Dividends	3,974	4,033	4,094	4,155
Accretion of Preferred Stock Issuance Cost	152	155	157	159

Net Loss Attributable to Common Stockholders	$(8,905)	$(8,949)	$(7,377)	$(30,296)

Net Loss Attributable to Common Stockholders per Share:
Basic and Diluted	$(0.29)	$(0.30)	$(0.24)	$(0.99)

Weighted Average Share Outstanding:
Basic and Diluted	30,255	30,295	30,504	30,507

(1)	The quarters ended September 30, 2006 and December 31, 2006 include merger related expenses of approximately $5,070 and $2,106, respectively.
(2)	The quarter ended December 31, 2005 Loss from Operations includes the impact of carrier access disputes settlements as discussed in Note 7.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

McLeodUSA Incorporated and Subsidiaries

Hiawatha, Iowa

We have audited the accompanying consolidated balance sheets of McLeodUSA Incorporated and Subsidiaries as of December 31, 2006 (Reorganized McLeodUSA) and December 31, 2005 (Predecessor McLeodUSA), and the related consolidated statements of operations and other comprehensive income, stockholders’ equity and cash flows for the periods from January 1, 2006 to December 31, 2006 (Reorganized McLeodUSA period), for the portion of January 1, 2006, related to the Predecessor’s reorganization gain (Predecessor McLeodUSA period), and for the year ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Reorganized McLeodUSA consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of McLeodUSA Incorporated and Subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the Reorganized McLeodUSA period in conformity with U.S. generally accepted accounting principles. Further, in our opinion, the Predecessor McLeodUSA consolidated financial statements referred to above present fairly, in all material respects, the financial position of McLeodUSA Incorporated and Subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for the portion of January 1, 2006, related to the Predecessor’s reorganization gain and for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

As more fully described in Note 1 to the consolidated financial statements, effective January 6, 2006 the Company emerged from Bankruptcy pursuant to a plan of reorganization confirmed by the Bankruptcy Court on December 16, 2005. In accordance with American Institute of Certified Public Accountants’ Statement of Position No. 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code, the Company adopted fresh start accounting whereby its assets, liabilities and new capital structure were adjusted to reflect estimated fair value as of January 1, 2006. As a result the consolidated financial statements of Reorganized McLeodUSA are presented on a different basis than those of Predecessor McLeodUSA and, therefore, are not comparable in all respects.

As discussed in Note 1 to the accompanying consolidated financial statements, effective January 1, 2006, the Company adopted SFAS No. 123(R), Share-Based Payment.

/s/ McGLADREY & PULLEN, LLP

Cedar Rapids, Iowa
March 21, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

McLeodUSA Incorporated

Cedar Rapids, Iowa

We have audited the accompanying consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the year ended December 31, 2004 of McLeodUSA Incorporated and subsidiaries (the “Company”). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements of the Company present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements for the year ended December 31, 2004 have been prepared assuming that the Company will continue as a going concern. The Company’s recurring losses from operations, negative net cash flows, and net stockholders’ capital deficiency raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
March 25, 2005

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In millions, except share data)

	Predecessor McLeodUSA	Reorganized McLeodUSA
	December 31, 2005	December 31, 2006

ASSETS
Current assets
Cash and cash equivalents	$20.0	$64.8
Restricted cash	43.4	10.6
Short-term investments	—	—
Trade receivables, net	40.7	32.1
Prepaid expenses and other	13.8	10.8
Assets held for sale	—	19.6

Total current assets	117.9	137.9
Property and equipment
Land and buildings	24.0	11.2
Communications networks	966.1	286.3
Furniture, fixtures and equipment	159.4	44.5
Networks in progress	21.6	10.7

Total property and equipment	1,171.1	352.7
Less accumulated depreciation	824.7	46.4

Net property and equipment	346.4	306.3
Intangibles and other assets
Goodwill	—	—
Intangibles, net	18.4	26.7
Other	3.5	8.1

Total intangibles and other assets	21.9	34.8

TOTAL ASSETS	$486.2	$479.0

The accompanying notes are an integral part of these consolidated financial statements.

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In millions, except share data)

	Predecessor McLeodUSA	Reorganized McLeodUSA
	December 31, 2005	December 31, 2006

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Liabilities subject to compromise	$728.1	$—
Current maturities of long-term debt	100.0	—
Accounts payable	33.7	35.6
Accrued payroll and payroll related expenses	13.7	13.2
Other accrued liabilities	57.6	48.8
Deferred revenue, current portion	9.4	8.7
Liabilities related to assets held for sale	—	1.6

Total current liabilities	942.5	107.9
Long-term liabilities
Long-term debt, less current maturities	—	120.0
Deferred revenue, less current portion	18.6	19.8
Other long-term liabilities	31.3	14.2

Total liabilities	992.4	261.9
Redeemable convertible preferred stock
McLeodUSA Preferred Series A, redeemable, convertible, $0.01 par value; 10,000,000 authorized and issued; 2,265,864 outstanding at December 31, 2005	42.4	—
Stockholders’ equity (deficit)
McLeodUSA Common, Class A $0.01 par value; 1,886,249,986 authorized, 201,972,902 issued and outstanding at December 31, 2005	2.0	—
McLeodUSA Common, Class B $0.01 par value; 78,203,135 authorized, issued and outstanding at December 31, 2005	0.8	—
McLeodUSA Common, Class C $0.01 par value; 35,546,879 authorized, issued and outstanding at December 31, 2005	0.3	—
McLeodUSA Preferred Series B, $0.01 par value; 10 authorized, issued and outstanding at December 31, 2005	—	—
McLeodUSA Warrants	22.6	—
Reorganized McLeodUSA Common, Class A $0.01 par value; 37,500,000 authorized, 30,750,000 issued and outstanding at December 31, 2006	—	0.3
Additional paid-in capital	1,082.1	245.0
Accumulated deficit	(1,656.4)	(28.3)
Accumulated other comprehensive income	—	0.1

Total stockholders’ equity (deficit)	(548.6)	217.1

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$486.2	$479.0

The accompanying notes are an integral part of these consolidated financial statements.

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME

(In millions, except per share data)

	Predecessor McLeodUSA			Reorganized McLeodUSA
	Year Ended December 31,		One Day January 1, 2006	Year Ended December 31, 2006
	2004	2005

Revenue	$716.2	$635.0	$—	$544.7
Operating expenses:
Cost of service (exclusive of depreciation and a mortization expense shown separately below)	393.8	362.1	—	315.8
Selling, general and administrative	268.4	217.4	—	181.7
Depreciation and amortization	356.8	212.9	—	60.1
Impairment charge	263.1	277.8	—	—
Reorganization items, net	—	20.2	(18.5)	—
Restructuring charges (adjustment)	(0.2)	23.9	—	2.4

Total operating expenses	1,281.9	1,114.3	(18.5)	560.0

Operating (loss) income	(565.7)	(479.3)	18.5	(15.3)

Nonoperating (expense) income:
Interest expense, net of amounts capitalized (including related party interest expense of $4.9 million during 2006)	(48.2)	(65.3)	—	(12.7)
Other income (expense)	(10.6)	9.8	—	(0.3)
Gain on cancellation of debt	—	—	728.1	—

Total nonoperating (expense) income	(58.8)	(55.5)	728.1	(13.0)

Net (loss) income	(624.5)	(534.8)	746.6	(28.3)
Preferred stock dividend	(2.9)	(1.3)	—	—

Net (loss) income applicable to common shares	(627.4)	(536.1)	746.6	(28.3)

Basic and diluted (loss) income per common share	$(2.12)	$(1.71)	$2.36	$(0.94)

Weighted average shares outstanding	296.2	313.2	315.7	30.0

Other comprehensive income:
Unrealized holding gains arising during the period	$—	$—	$—	$0.1
Less: reclassification adjustment for gains included in net income	—	—	—	—

Total Other Comprehensive Income	$—	$—	$—	$0.1

Comprehensive (loss) income	$(624.5)	$(534.8)	$746.6	$(28.2)

The accompanying notes are an integral part of these consolidated financial statements.

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(In millions)

	Common Stock			Preferred Series B	Warrants	Additional Paid-In Capital	Accumulated Deficit	Total
Predecessor McLeodUSA	Class A	Class B	Class C
Balance December 31, 2003	$1.8	$0.8	$0.3	$—	$22.6	$993.3	$(497.1)	$521.7
Net loss	—	—	—	—	—	—	(624.5)	(624.5)
Stock based compensation	—	—	—	—	—	0.3	—	0.3
Preferred stock conversions	0.1	—	—	—	—	58.5	—	58.6
Preferred stock dividends	—	—	—	—	—	(2.9)	—	(2.9)

Balance December 31, 2004	$1.9	$0.8	$0.3	$—	$22.6	$1,049.2	$(1,121.6)	$(46.8)
Net loss	—	—	—	—	—	—	(534.8)	(534.8)
Preferred stock conversions	0.1	—	—	—	—	34.2	—	34.3
Preferred stock dividends	—	—	—	—	—	(1.3)	—	(1.3)

Balance December 31, 2005	$2.0	$0.8	$0.3	$—	$22.6	$1,082.1	$(1,656.4)	$(548.6)
Reorganization Adjustments	(2.0)	(0.8)	(0.3)	—	(22.6)	(1,082.1)	1,656.4	548.6

Balance January 1, 2006	$—	$—	$—	$—	$—	$—	$—	$—

Reorganized McLeodUSA	Class A Common Stock	Additional Paid-In Capital	Accumulated Deficit	Other Comprehensive Income	Total
Balance January 1, 2006	$—	$—	$—	$—	$—
Issuance of equity of Reorganized McLeodUSA	0.3	240.1	—	—	240.4
Net loss	—	—	(28.3)	—	(28.3)
Unrealized holding gains	—	—	—	0.1	0.1
Stock compensation expense	—	4.9	—	—	4.9

Balance December 31, 2006	$0.3	$245.0	$(28.3)	$0.1	$217.1

The accompanying notes are an integral part of these consolidated financial statements.

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Predecessor McLeodUSA			Reorganized McLeodUSA
	Year Ended December 31,		One Day Jan 1, 2006	Year Ended December 31, 2006
	2004	2005

Cash Flow from Operating Activities
Net (loss) income	$(624.5)	$(534.8)	$746.6	$(28.3)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	298.6	158.5	—	51.9
Amortization	58.2	54.4	—	8.2
Amortization of deferred financing fees	4.2	4.7	—	0.5
Accretion of interest	3.6	3.8	—	1.4
(Gain) loss on sale of assets	12.2	(9.3)	—	(0.4)
Gain on cancellation of debt	—	—	(728.1)	—
Non-cash reorganization items	—	13.8	(18.5)	—
Non-cash restructuring adjustment	(0.2)	—	—	—
Impairment charge	263.1	277.8	—	—
Stock compensation expense	—	—	—	4.9
Changes in assets and liabilities:
Trade receivables	9.0	16.8	—	7.9
Prepaid expenses and other	7.3	4.0	—	5.3
Accounts payable and accrued expenses	(16.6)	20.5	—	(6.8)
Deferred revenue	1.8	4.2	—	1.1

Net cash provided by operating activities	16.7	14.4	—	45.7

Cash Flows from Investing Activities
Purchase of property and equipment	(49.4)	(35.9)	—	(31.9)
Deferred line installation costs	(28.8)	(26.3)	—	(17.0)
Proceeds from sale of assets	24.8	61.2	—	2.7
Acquisition	—	—	—	—
Purchase of available-for-sale securities	—	—	—	—
Decrease (increase) in restricted cash	—	(43.4)	—	31.7

Net cash (used in) provided by investing activities	(53.4)	(44.4)	—	(14.5)

Cash Flows from Financing Activities
Payments on long term debt	(27.0)	—	—	(110.0)
Proceeds from long-term debt	60.0	—	—	130.0
Deferred financing fees	(2.8)	—	—	(6.4)

Net cash provided by (used in) financing activities	30.2	—	—	13.6

Net increase (decrease) in cash and cash equivalents	(6.5)	(30.0)	—	44.8
Cash and cash equivalents
Beginning	56.5	50.0	20.0	20.0

Ending	$50.0	$20.0	$20.0	$64.8

Supplemental Disclosure of Cash Flow Information
Cash payments for interest, net of capitalized amounts	$42.6	$6.7	$—	$7.6

Supplemental Schedule of Noncash Investing and Financing Activities
Principal amount converted of Redeemable Preferred Series A to Class A common stock	$58.6	$34.3	$—	$—

Accrued capital expenditures	$—	$1.2	$—	$0.8

Preferred stock dividends	$2.9	$1.3	$—	$—

Equipment purchased under capital leases	$—	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Nature of Business and Significant Accounting Policies

Nature of Business: McLeodUSA Incorporated (“McLeodUSA” or the “Company”), a Delaware corporation, through its subsidiaries, provides integrated local, long distance, data, Internet and other advanced telecommunications services in 25 Midwest, Southwest, Northwest and Rocky Mountain states. McLeodUSA’s business is highly competitive and is subject to various federal, state and local regulations.

The Company derives its revenue from its core telecommunications and related communications services. These include providing Internet protocol- (“IP”), based communications services to small- and medium-sized enterprises, and traditional circuit-switched telephony services to commercial and residential customers. The Company provides a wide variety of broadband IP-based voice and data solutions, including local and long distance voice, dedicated broadband Internet access, email, virtual private networking, managed network security, conference calling, high capacity private line services and other integrated voice and data services. It delivers integrated IP-based communications solutions to customers over a high-speed broadband connection over its private managed secure network. The Company also provides wholesale communications services to other communications services providers.

On October 28, 2005, the Company and certain of its subsidiaries filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Illinois (the “Bankruptcy Court”). The Company’s plan of reorganization (the “Plan”) was confirmed by the Bankruptcy Court on December 15, 2005 with the confirmation order entered by the Bankruptcy Court on December 16, 2005. The Plan became effective and the Company legally emerged from Chapter 11 on January 6, 2006 (the “Effective Date”). Accordingly, the accompanying consolidated financial statements have been prepared in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code, (“SOP 90-7”) and on a going concern basis which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business. In accordance with SOP 90-7, the financial statements for the periods presented distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the Company. See Note 2 for further discussion of the Bankruptcy Court proceedings and the structure of the Plan.

Background of the Restructuring: The Company competes against large, financially strong competitors with well-known brands. The regulatory and competitive environment had not allowed the Company to obtain performance levels projected, and as a result the Company’s balance sheet was too highly leveraged relative to the Company’s operating performance. The Company did not believe it would be able to service its debt level through maturity, or to refinance that debt when it matured. Faced with this set of circumstances, in late 2004 the Company began evaluating its strategic alternatives. The principal alternatives available to the Company were a sale of the Company (in one or more transactions) or a restructuring of the balance sheet coupled with certain operational changes to reduce debt-service requirements and improve free cash flow.

On March 16, 2005, the Company and holders of a majority of the debt under its Credit Agreement dated May 31, 2000, as amended (the “Credit Agreement”) and its Exit Credit Agreement, dated April 16, 2002, as amended (the “Exit Facility” or collectively, the “Credit Facilities”), entered into a forbearance agreement. Pursuant to the forbearance agreement, the lenders agreed to forbear from exercising certain default related remedies against the Company, including with respect to the non-payment of principal and certain interest payment obligations under the Credit Facilities. The initial forbearance agreement expired on May 23, 2005, but was extended on four occasions until October 31, 2005. The forbearance agreement, as amended, among other things, limited the Company’s ability to sell certain assets without prior approval of the lender group and required the Company to accrue two additional percentage points of interest on the outstanding loan balances.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the forbearance period, the Company explored the possibilities of selling all or pieces of the Company and solicited interest from potential acquirers. All indications of interest received were for a level of net sale proceeds below the amounts required to pay obligations under the Credit Facilities in full. Only one indication of interest for the entire Company was received, and that indication of interest was withdrawn at an early stage. As a result, the majority of the lenders indicated that they did not support continuation of the sale process and desired to have the Company proceed with a restructuring. After taking such views into account, the Company determined not to pursue the continuation of the sale process.

On a parallel path with efforts to solicit interest from third parties regarding a potential sale of the Company, the Company discussed with a committee of its lenders the terms of a financial restructuring that would convert the majority of the debt under the Credit Agreement into equity and transfer ownership of the Company to the lenders under the Credit Agreement. The Company decided to proceed with this financial restructuring in light of the results of the sale process described above. To minimize the amount of time the Company would spend in Chapter 11 and the disruption to the Company’s operations and thus maximize the value of the Company for the benefit of its stakeholders, the Company, after discussions with a committee of its lenders, concluded that the proposed restructuring should be implemented through a prepackaged plan of reorganization. The Company believed that the value of its businesses would be damaged significantly by a prolonged Chapter 11 case.

Basis of Presentation: The consolidated financial statements include those of McLeodUSA and its subsidiaries, all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

As noted above, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code, and during the period from October 28, 2005 to the Effective Date, operated as a debtor-in-possession. The Company adopted the provisions of SOP 90-7 upon commencement of the Bankruptcy Court proceedings. As discussed in Note 3, the Company implemented fresh start accounting under the provisions of SOP 90-7 as of January 1, 2006. Under the fresh start accounting provisions of SOP 90-7, the fair value of the reorganized Company was allocated to its assets and liabilities, and its accumulated deficit eliminated. The adoption of fresh start accounting on January 1, 2006, had a material effect on the financial statements of McLeodUSA. As a result, the historical financial statements are not comparable to financial statements of the Company published for periods following the implementation of fresh start accounting. Throughout these financial statements, Predecessor Company refers to periods prior to the implementation of fresh start. Reorganized Company refers to McLeodUSA and its operations subsequent to emergence.

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates significant to the financial statements include allowance for doubtful accounts, carrier access billing disputes, line cost disputes, internal capitalization rates, restructuring reserves, impairment of long-lived assets, asset retirement obligations, valuation allowances on deferred income taxes, regulation and litigation matters and depreciation and amortization periods. Actual results could differ from those estimates.

Cash and cash equivalents: The Company considers all highly liquid debt instruments purchased with a maturity generally of three months or less and all certificates of deposit to be cash equivalents. Included in cash and cash equivalents at December 31, 2006 was $46.9 million of available-for-sale securities with a cost basis of $46.8 million. The Company did not have any available-for-sale securities at December 31, 2005.

Restricted cash: In accordance with the forbearance agreement amongst the Company and its lenders, the proceeds from certain asset sales were to be placed in escrow with the lending agent. During 2005, the Company

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

sold three aircraft, certain fiber assets, and its headquarters building in Cedar Rapids, Iowa for $43.4 million, which was placed in escrow and was classified as restricted cash in the Company’s consolidated balance sheet as of December 31, 2005. In accordance with the Plan, upon the Company’s emergence from bankruptcy, the funds held in escrow were used to make various payments in accordance with the Plan, including $27.3 million for debt repayment and $5.6 million for lease rejection claims.

On September 28, 2006, the Company refinanced its outstanding debt obligations under its credit facility dated January 6, 2006, with $120.0 million of private placement bonds. As a result, the Company’s outstanding letters of credit are required to be cash collateralized at 105% of face value. At December 31, the Company was in the process of exchanging a letter of credit that resulted in additional cash collateral in excess of the 105% of the outstanding letters of credit balance of $0.5 million. This cash collateral totaled $9.3 million at December 31, 2006. $8.2 million was classified as restricted cash in the current assets sections of the Company’s consolidated balance sheet as of December 31, 2006 and $3.7 million was classified as noncurrent because the Company did not expect to have access to those funds within the next 12 months.

The Company has disputed and is continuing to dispute certain charges billed by AT&T. In accordance with various interconnection agreements between the Company and AT&T, the Company must deposit the disputed amounts into an interest bearing escrow account with a third party escrow agent. There was $2.4 million held in escrow for such disputes that has been classified as restricted cash in the Company’s consolidated balance sheet as of December 31, 2006. Subsequent to year end, the escrow was increased to $3.1 million and the disputes were settled during May 2007, resulting in $2.5 million being returned to the Company and $0.6 million paid to AT&T.

Trade accounts receivable: Trade accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Trade accounts receivable are written off when deemed uncollectible. Recoveries of trade accounts receivable previously written off are recorded when received. The provision for doubtful accounts charged to expense was approximately $6.6 million for the year ended December 31, 2004, $20.6 million for the year ended December 31, 2005, and $1.9 million for the year ended December 31, 2006. During the year ended December 31, 2005, the Company recorded charges totaling $15.7 million related to settlements and allowances with respect to certain interstate and intrastate access charge disputes.

Property and equipment: In accordance with the provisions of SOP 90-7, all property and equipment was recorded at its estimated fair value as of the Effective Date. Assets acquired after January 6, 2006 are stated at historical cost. Networks in progress includes construction costs, internal labor, overhead and interest capitalized during the construction and installation of fiber optic networks as well as new and reusable parts to maintain those fiber optic networks. The Company capitalized interest of $1.7 million, $0.8 million and $0.7 million for the years ended December 31, 2004, 2005 and 2006, respectively, as part of its construction of fiber optic networks. These costs are considered in progress until the networks become operational at which time the costs are reclassified as communications network assets. The provision for depreciation of property and equipment is recorded using the straight-line method based on the following estimated useful lives:

Years
Buildings	15-27
Communications networks	3-15
Furniture, fixtures and equipment	3-10

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s telecommunications networks are subject to technological risks and rapid market changes due to new products and services and changing customer demand. These changes may result in changes in the estimated useful lives of these assets.

Impairment: In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”), whenever events or changes in circumstances indicate that the carrying amount of its long-lived assets may not be recoverable, the Company evaluates long-lived assets to be held and used for impairment. The Company recognizes an impairment loss if the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount of the asset. The impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. During 2005, the Company performed an evaluation of the recoverability of its property and equipment that indicated that certain of its long-lived assets were impaired. See further discussion in Note 13.

Goodwill: In accordance with SFAS No. 142, Accounting for Goodwill and Other Intangible Assets (“SFAS 142”), the goodwill resulting from the allocation of the April 2002 reorganization equity value was not amortized but reviewed at least annually for impairment or more frequently when an event occurred or circumstances changed that would more likely than not reduce the fair value below its carrying amount. The Company established July 1 as the date for its annual impairment test. SFAS 142 required the identification of reporting units and the application of a two-step approach to assess goodwill impairment. The Company defined reporting units during its transitional and annual goodwill impairment tests as an operating segment comprised of the consolidated operations of McLeodUSA. In order to identify potential impairment, impairment tests of goodwill were performed by comparing the fair value of its reporting unit with its carrying amount, including goodwill. The fair value of goodwill was estimated using a discounted cash flow valuation model. During the 2004 annual impairment test of the Company, the carrying amount of its reporting unit exceeded its fair value, and the impairment loss was measured in the second step by comparing the implied fair value of goodwill, determined in the same manner as in a business combination, with its carrying amount. These tests concluded that goodwill was fully impaired. See further discussion in Note 13.

Intangibles: Intangibles consist of customer relationships, trade names, and line installation costs incurred in the establishment of local access lines for customers. The customer relationships are being amortized using the straight-line method over 52 months. The Company defers installation costs when there is an underlying customer contract or when there is associated deferred installation fee revenue. The deferred costs associated with an underlying contract are being amortized using the straight-line method over 24 to 27 months, which approximate the estimated contract term. Deferred costs that have associated deferred installation fee revenue are amortized using the straight-line method over the estimated customer life of 36 to 60 months. The Company classifies the costs that qualify for deferral as deferred line installation costs in the investing activities section of its statement of cash flows. Installation costs that do not qualify for deferral are expensed as incurred and included in the operating activities section of the Company’s statement of cash flows. Prior to the Effective Date, the McLeodUSA trade name was determined to have an indefinite life and was not amortized but reviewed annually for impairment. The Company applied an income approach using a “relief from royalty” method in valuing its trade name. This approach assumes that by virtue of having ownership of the subject trade name, the Company does not have to pay royalties for the rights and privileges to use it in the production and marketing of its products. The fair value of such ownership is expressed using a cash flow valuation model of the expected net royalty savings over a projection period. The trade name PrimeLine was determined to have a finite life and was amortized over 36 months. During the years ended December 31, 2004 and 2005 the Company concluded that certain of its intangible assets, principally the McLeodUSA trade name, were partially impaired. See further discussion in Note 13. In connection with the implementation of fresh start, the McLeodUSA trade name was determined to have a finite life and is being amortized over 48 months.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment reporting: The Company operates its business as a single segment, engaging in the provision of telecommunications services based upon a single, integrated, interconnected telecommunications network in 20 Midwest, Southwest, Northwest and Rocky Mountain States. This segment includes all services offered by the Company, comprised of telecommunications products provided over this single integrated network including local and long-distance services, access services, and private line and data services. Management reviews operating results, assesses performance and allocates resources on a company-wide, single segment basis.

The following services comprise total revenue (in millions):

	Year Ended December 31,
	2004	2005	2006

Local	$365.1	$324.0	$286.7
Long distance	133.8	130.4	104.9
Data services and other	131.7	112.0	97.5
Carrier access	76.9	51.4	43.3
Indefeasible rights of use agreements including those that qualify as sales type leases	8.7	17.2	12.3

	$716.2	$635.0	$544.7

Income tax matters: The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Net deferred tax assets are reduced by a valuation allowance when appropriate. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. See further discussion in Note 18.

Revenue recognition: Revenue is derived primarily from business telephony services, including dedicated transport, local, switched, long distance, data, and high-speed Internet access services. The Company’s customers are principally small and medium-sized businesses and residential customers in its 25-state footprint. Revenue for dedicated transport, data, Internet, and the majority of switched services exclusive of switched access is generally billed in advance on a fixed rate basis and recognized over the period the services are provided. Revenue for the majority of switched access and long distance is generally billed on a transactional basis determined by customer usage with some fixed rate elements. The transactional elements of switched services are billed in arrears and estimates are used to recognize revenue in the period earned. The fixed rate elements are billed in advance and recognized over the period the services are provided. Revenue derived from customer installation fees are deferred and recognized over the expected customer service period.

The revenue from indefeasible rights to use fiber optic telecommunications network facilities is recognized over the term of the related lease unless it qualifies as a sales type lease, on which revenue is recognized at the time the sale criteria in SFAS 66, Accounting for Sales of Real Estate, are met. Base annual revenue for telecommunications network maintenance is recognized on a straight-line basis over the term of the contract. Additional services provided under these contracts are recognized as the services are performed.

Key business suppliers: Qwest Communications International, Inc. and AT&T Inc., formerly SBC Communications, Inc., are the Company’s primary suppliers of non-owned local central office switching and local lines.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Advertising costs: Advertising costs totaling $9.1 million, $1.5 million and $1.2 million for the years ended December 31, 2004, 2005 and 2006, respectively, were expensed as incurred.

Reclassification: Certain reclassifications have been made to prior year financials to conform to current year.

Stock-based Compensation

McLeodUSA Incorporated 2002 Omnibus Plan

The Company established the McLeodUSA Incorporated 2002 Omnibus Equity Plan (the “2002 Omnibus Plan”) on April 16, 2002. Under the 2002 Omnibus Plan awards were made to officers and key employees of the Company or to any of the affiliates of McLeodUSA, to non-employee directors and to other non-employee service providers and consultants whose participation in the 2002 Omnibus Plan was determined to be in the best interests of the Company by the full Board of Directors or a committee thereof. The 2002 Omnibus Plan was terminated by the Board of Directors in 2006 and all outstanding stock options issued under the 2002 Omnibus Plan were canceled upon the Company’s emergence from bankruptcy on January 6, 2006.

McLeodUSA Incorporated 2006 Omnibus Equity Plan

On March 22, 2006, the board of directors of Reorganized McLeodUSA established the 2006 Omnibus Equity Plan. The 2006 Omnibus Equity Plan reserves a maximum of 3,100,000 shares of Common Stock for issuance in the form of restricted stock or stock option awards. The 2006 Omnibus Equity Plan is administered by a committee established at the discretion of the Company’s board of directors consisting of either the full board of directors or a committee of the board of directors. The committee may grant options or shares of restricted stock in such amounts and with such terms and conditions, as the committee shall determine, subject to the provisions of the plan.

Stock Options

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123R, Share Based Payment: An amendment of FASB Statement No. 123 and FASB Statement No. 95 (“SFAS 123R”), which requires the measurement and recognition of compensation expense for all share-based payment awards to employees and directors based on estimated fair values. Prior to the adoption of SFAS 123R, the Company accounted for its stock-based compensation under the recognition and measurement principles of Accounting Principles Board Opinion No. 25 (“APB 25”), Accounting for Stock Issued to Employees, and related interpretations. The Company has used the modified prospective method of application for its adoption of SFAS 123R and records the compensation expense on a straight-line basis over the service period. The Company recorded stock-based compensation expense under SFAS 123R for stock option awards of $4.0 million for the year ended December 31, 2006. As of December 31, 2006, there was $3.8 million of unrecognized compensation expense related to unvested options granted under the Company’s share-based payment plans. The expense is expected to be recognized over a weighted-average requisite service period of 1.9 years.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company records compensation expense for employee stock options based on the estimated fair value of the options on the date of grant using assumptions required by SFAS 123R. To determine the fair value, the Company has elected to use the Black-Scholes option-pricing model. The weighted-average fair value of options granted was $0.90, $0.55 and $5.02 for the years ended December 31, 2004, 2005 and 2006, respectively, with the following weighted average assumptions:

	Year Ended December 31,
	2004	2005	2006
Expected volatility	103%	149%	60%
Risk-free interest rate	3.3%	3.7%	4.9%
Dividend yield	0%	0%	0%
Expected term	5 years	5 years	6 years

The expected volatility for 2006 and 2007 was based on an analysis of the trading activity of a number of companies in the telecommunications industry over a period commensurate with the expected term of the options granted. During 2004 and 2005, volatility was based on the Company’s historical trading activity. The average risk free rate was determined using the U.S Treasury rate for the nearest period that coincides with the expected term. The dividend yield is 0% because the Company has never paid dividends and is restricted from doing so under the terms of its debt agreement. The expected term was determined by using the “short-cut” method, which averages the vesting period and the contractual term.

Pro forma information regarding net loss and net loss per share for the years ended December 31, 2004 and 2005 is required by SFAS 123, Accounting for Stock-Based Compensation, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The following table illustrates the effect on net loss per share for the years ended December 31, 2004 and 2005, as if the Company had applied the fair value recognition provision of SFAS 123 to stock-based employee compensation (in millions except per share data):

	Year Ended December 31,
	2004	2005
Net loss applicable to common shares, as reported	$(627.4)	$(536.1)
Less: Total stock-based employee compensation expense determined under fair value based methods	(11.3)	(3.5)

Pro forma net loss applicable to common shares	$(638.7)	$(539.6)

Loss per share:
Basic and diluted, as reported	$(2.12)	$(1.71)

Basic and diluted, pro forma	$(2.16)	$(1.72)

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Activity under the option plan as of December 31, 2006 and changes during the year ended December 31, 2006 were as follows:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
	(in thousands)		(in years)	(in millions)
Outstanding at January 1, 2006	—
Granted	1,711	$8.37
Exercised	—
Forfeited	110	8.33

Outstanding at December 31, 2006	1,601	$8.38	5.2	$1.5

Outstanding and exercisable at December 31, 2006	438	$8.38	5.2	$0.4

The aggregate intrinsic value is calculated as the difference between the exercise price and market value of the underlying common stock as of the balance sheet date.

Information on stock option grants since May 2006 is as follows:

For Quarter Ended	Shares	Weighted-Average Common Stock Fair Value	Weighted-Average Exercise Price	Intrinsic Value(1)
	(in thousands)
June 30, 2006	901	$8.29	$8.33	$—
September 30, 2006	810	8.42	8.42	$—

	1,711	$8.35	$8.37	$—

(1)	Intrinsic Value reflects the amount by which the fair value of the shares underlying the options as of the grant date exceeds the exercise price.

The fair value of the common stock was determined based on contemporaneous valuations.

Restricted Common Stock

In 2006, the Company granted 750,000 shares of restricted common stock to its Chief Executive Officer with a weighted average grant date fair value of $6.00, with restrictions that lapse upon the achievement of specific performance and market conditions. Of the 750,000 shares, 450,000 shares will vest upon completion of the Company’s initial public offering or a change in control, and an additional 300,000 shares will vest if the value of the Company’s equity, at the completion of its initial public offering or a change in control, is at least $500 million. The fair value of the 450,000 restricted shares tied to performance conditions was based upon the market value of the underlying equity of the Company and was determined to be $8.43 per share. The fair value of the remaining 300,000 restricted shares tied to market conditions was determined using a Monte Carlo simulation valuation technique and was determined to be $2.35 per share. The Company recognizes compensation expense for the restricted stock awards over the expected requisite service period. Total compensation expense related to restricted stock awards for the year ended December 31, 2006 was $0.9 million. As of December 31, 2006, there was $3.6 million of unrecognized compensation expense related to restricted stock awards. At December 31, 2006, the remaining expense was expected to be recognized over a weighted-average requisite service period of 1.4 years. The Company filed a registration statement with the Securities and Exchange Commission to register its common shares during the first quarter of 2007.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Basic and diluted loss per common share

Loss per common share has been computed using the weighted average number of shares of common stock outstanding. All stock options granted, and the Predecessor Company convertible preferred stock and Predecessor Company warrants outstanding are anti-dilutive, and are therefore excluded from the computation of earnings per share. The Predecessor Company convertible preferred stock, warrants and options were considered to be canceled for purposes of calculating diluted earnings per share for the one day ended January 1, 2006. The restricted stock issued during 2006 has been excluded from the calculation of basic earnings per share because it is contingently returnable to the Company unless certain conditions, as described previously in this footnote, are met.

New accounting pronouncements

The Financial Accounting Standards Board (“FASB”) has issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Company’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 provides guidance for recognizing and measuring tax positions taken or expected to be taken in a tax return that directly or indirectly affect amounts reported in the financial statement. FIN 48 also provides accounting guidance for related income tax effects of tax positions that do not meet the recognition threshold specified in this interpretation. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have a material effect on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which is intended to provide guidance for using fair value to measure assets and liabilities. In general, this pronouncement is intended to establish a framework for determining fair value and to expand the disclosures regarding the determination of fair value. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. McLeodUSA is currently evaluating the potential impact of adopting SFAS 157.

During 2006, the FASB Emerging Issues Task Force (“EITF”) issued EITF No. 06-3, How Taxes Collected from Customers and Remitted to Government Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation.) This consensus concludes that the presentation on either a gross or net basis of any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer is an accounting policy decision that should be disclosed. For any such taxes that are reported on a gross basis, a company should disclose the amount of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The consensus should be applied to financial reports for interim and annual periods beginning after December 15, 2006. The adoption of EITF No. 06-3 in the first quarter of 2007 did not have a material effect on its consolidated financial statements.

In December 2006, the FASB issued FASB Staff Position on EITF No. 00-19, Accounting for Registration Payment Arrangements. This FASB Staff Position, or FSP, addresses an issuer’s accounting for registration payment arrangements, specifying that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. This FSP further clarifies that a financial instrument subject to a registration payment arrangement should be accounted for in accordance with other applicable generally accepted accounting principles without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement. This FSP is effective for new and modified registration payment arrangements. Registration payment arrangements that were entered into before the FSP was issued would become subject to its guidance for fiscal years beginning after December 15, 2006 by recognizing a cumulative-effect adjustment in retained earnings as of the year of adoption. The adoption of this FSP did not have a material affect on its consolidated financial statements.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115, (“SFAS 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of SFAS 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company will be required to adopt SFAS 159 on January 1, 2008. The Company has not completed its evaluation of the effect of SFAS 159.

Note 2.    Chapter 11 Proceedings

As discussed above in Note 1, on October 28, 2005, the Company and certain of its subsidiaries filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court. The Company’s Plan was confirmed by the Bankruptcy Court on December 15, 2005 with the confirmation order entered by the Bankruptcy Court on December 16, 2005. The general unsecured creditors of the Company were unaffected by the Chapter 11 proceedings and the Plan. The Plan provided for, among other things:

•	The elimination of approximately $677.3 million of indebtedness and accrued interest of $50.8 million under the Credit Facilities;

•	In exchange for the cancellation of the $677.3 million of debt and the unpaid interest thereon, the lenders received their pro rata share of 100% of the new common stock of Reorganized McLeodUSA;

•

The cancellation of all of the McLeodUSA Series A Redeemable Convertible Preferred Stock, Series B Preferred Stock, Class A Common Stock, Class B Common Stock, Class C Common Stock and Warrants upon the Effective Date;

•	The elimination of certain lease agreements in exchange for termination payments of approximately $5.6 million; and

•

The conversion of the $100 million Exit Facility to $82.7 million of new term loans (after the retirement of $27.3 million through the sale of certain assets and proceeds of $10 million from new term loans).

Liabilities subject to compromise: The Company’s December 31, 2005 balance sheet included $728.1 million of total liabilities subject to compromise that consisted of the following (in millions):

Balances outstanding under the Credit Agreement	$677.3
Accrued interest	50.8

$728.1

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reorganization items, net: SOP 90-7 requires that financial statements for the period following the Chapter 11 filing through the emergence date distinguish transactions that are directly associated with the reorganization from the ongoing operations of the business. These transactions are reported separately as reorganization items, net, in the Company’s consolidated statement of operations. On January 1, 2006, the Company recorded a gain of $18.5 million in reorganization items due to the change in the discount rate used to value its asset retirement obligation. Reorganization items consisted of the following for the year ended December 31, 2005 (in millions):

Write off of deferred financing fees	$9.2
Professional fees	4.5
Predecessor Company director & officer insurance	4.6
Incremental lease rejection claims	1.9

$20.2

Upon filing for Chapter 11 protection on October 28, 2005, the impaired interest on the Credit Facilities and the preferred stock dividends ceased to accrue by operation of law. Contractual interest and contractual preferred stock dividends were $11.7 million and $0.2 million, respectively, for the period October 29, 2005 to December 31, 2005.

Note 3.    Fresh-start Accounting

As discussed in Note 1, the Company adopted the provisions of fresh start accounting as of the beginning of business on January 1, 2006. The value of the Company’s reorganization equity value or fair value of Reorganized McLeodUSA was based on two different valuation methods: the income approach and the market approach. These were used to formulate value indications that were used, in turn, to formulate the estimate of the reorganization equity value of Reorganized McLeodUSA. The market approach analyzes the financial statements of comparable publicly-traded companies and compares their performances with that of McLeodUSA. The income approach utilized a discounted cash flow based on management’s projections of future operating results. These indications of the Company’s enterprise value were then adjusted for the Company’s working capital deficit and net debt to arrive at an estimated reorganization equity value of $240.4 million. These indications of fair value contain significant estimates as to the Company’s projected operating profit, cash flow and certain other items for the years 2006 through 2010. The estimates were based on a number of assumptions regarding the Company’s anticipated future performance, industry performance, general business and economic conditions and other matters.

SOP 90-7 requires an allocation of the reorganization equity value in conformity with procedures specified by APB 16, Business Combinations, as amended by SFAS 141, Business Combinations, for transactions reported on the basis of the purchase method. In order to estimate the value of the Company’s noncurrent and intangible assets, three generally accepted approaches to valuation were relied upon: the income approach, sales comparison approach, and cost approach. The method or methods most appropriate for each asset type analyzed were selected as follows:

•	Land. The sales approach was used to estimate the fair value of land. A sample of land properties was selected for market analysis and the overall adjustment was applied to the remaining properties.

•

Property and equipment other than land. The remaining tangible assets were valued based on the cost approach. The cost approach is based on the current cost to recreate or duplicate the asset less an appropriate allowance for depreciation. The cost approach requires significant assumptions regarding the allowance for physical depreciation based on the condition of the asset, functional obsolescence based on whether a current replacement asset would have greater functionality, and economic obsolescence caused by external factors such as market conditions.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•

McLeodUSA trade name. The McLeodUSA trade name was valued using a relief from royalty method that assumes that McLeodUSA does not have to pay royalties because it owns the trade name. This approach requires significant estimates of the royalty rate applied to the forecast of net sales.

•

Customer relationships. The value of the customer relationships was estimated utilizing both the cost approach and income approach and requires estimates as to the cost associated with the Company’s installed customer base as well as the future cash flows from the established base that the Company had in service on December 31, 2005.

The Company used this estimate of fair value as the basis for its impairment charge during the fourth quarter of 2005. As a result of the impairment charges recorded as of December 31, 2005, the fresh start adjustments on the following table are to revalue the asset retirement obligation using current discount rates in accordance with FAS 143 and to reset accumulated depreciation.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the adjustments recorded in connection with the debt restructuring and the adoption of fresh start accounting is presented below (in millions):

	Predecessor McLeodUSA 12/31/2005	Debt Restructuring		Fresh-start Adjustments (d)	Pro-Forma Reorganized McLeodUSA 12/31/2005
Assets
Current assets
Cash & cash equivalents	$20.0	$10.0	(a)	$—	$30.0
Restricted cash	43.4	(27.3	)(a)	—	16.1
Trade receivables, net	40.7	—		—	40.7
Prepaid expense and other	13.8	—		—	13.8

Total current assets	117.9	(17.3)		—	100.6

Property and equipment
Land and buildings	24.0	—		(13.7)	10.3
Communications networks	966.1	—		(673.8)	292.3
Furniture, fixtures and equipment	159.4	—		(122.9)	36.5
Networks in progress	21.6	—		(14.3)	7.3

Total property & equipment	1,171.1	—		(824.7)	346.4
Less accumulated depreciation	(824.7)	—		824.7	—

Net property and equipment	346.4	—		—	346.4

Intangibles and other assets
Other intangibles, net	18.4	—		—	18.4
Other non-current	3.5	—		—	3.5

Total intangibles and other assets	21.9	—		—	21.9

TOTAL ASSETS	$486.2	$(17.3)		$—	$468.9

Liabilities and Stockholders’ Equity
Current liabilities
Liabilities subject to compromise	728.1	(728.1	)(b)	—	—
Current maturities of long-term debt	100.0	(100.0	)(a)	—	—
Accounts payable	33.7	—		—	33.7
Accrued payroll and payroll related expenses	13.7	—		—	13.7
Other accrued liabilities	57.6	—		—	57.6
Deferred revenue, current portion	9.4	—		—	9.4

Total current liabilities	942.5	(828.1)		—	114.4

Long-term debt, less current maturities	—	82.7	(a)	—	82.7
Deferred revenue, less current portion	18.6	—		—	18.6
Other long-term liabilities	31.3	—		(18.5)	12.8

Total liabilities	992.4	(745.4)		(18.5)	228.5

Redeemable convertible preferred stock
McLeodUSA Preferred Series A	42.4	(42.4	)(c)	—	—

Stockholders’ deficiency
McLeodUSA Common, Class A	2.0	(2.0	)(c)	—	—
McLeodUSA Common, Class B	0.8	(0.8	)(c)	—	—
McLeodUSA Common, Class C	0.3	(0.3	)(c)	—	—
McLeodUSA Preferred Series B	—	—	(c)	—	—
McLeodUSA Warrants	22.6	(22.6	)(c)	—	—
Reorganized McLeodUSA Common, Class A	—	0.3	(b)	—	0.3
Additional paid-in capital	1,082.1	—		(842.0)	240.1
Accumulated deficit	(1,656.4)	795.9	(b)(c)	860.5	—

Total stockholders’ equity	(548.6)	770.5		18.5	240.4

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$486.2	$(17.3)		$—	$468.9

a)	It was a material condition to the effectiveness of the Plan that the Predecessor Company secure new financing. On January 6, 2006, the Company restructured its Exit Facility into two term loans (the “Term Loans”). The Company used the proceeds from the sale of the Company’s headquarters building totaling $27.3 million to reduce the amount outstanding from $100.0 million to $72.7 million. The Term Loans also consisted of an additional $10.0 million that was funded upon emergence.
b)	To record the discharge of indebtedness, including accrued interest, in accordance with the Plan, and the issuance of 30,000,000 shares of Reorganized McLeodUSA Class A Common Stock to the lenders under the Credit Agreement resulting in a gain on the cancellation of debt of $728.1 million in the 2006 statement of operations.
c)	To eliminate Predecessor McLeodUSA Class A Common Stock, Class B Common Stock, Class C Common Stock, Series A Preferred Stock, Series B Preferred Stock and Warrants.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

d)	To reallocate the estimated fair market value of property and equipment and adjust the carrying value of the asset retirement obligation based on current discount rates resulting in reorganization income of $18.5 million in the 2006 statement of operations.

In connection with the fresh start valuation, property and equipment in service as of December 31, 2005 was assigned the following remaining lives over which to record depreciation expense. Any assets placed in service after December 31, 2005 will be depreciated over the estimated lives as described in Note 1.

Years
Buildings	13
Communications networks	5-15
Furniture, fixtures and equipment	2-6

Note 4.    Trade Receivables

The composition of trade receivables, net, is as follows (in millions):

	December 31,
	2005	2006

Trade receivables:
Billed	$47.3	$37.9
Unbilled	4.3	3.4

	51.6	41.3
Allowance for doubtful accounts and discounts	(10.9)	(9.2)

	$40.7	$32.1

Note 5.    Other Accrued Liabilities

Other accrued liabilities consists of the following (in millions):

	December 31,
	2005	2006

Accrued Sales/Use/Excise Taxes	$17.2	$16.3
Interest	1.0	4.3
Accrued property taxes	7.1	5.3
Restructuring	6.5	0.2
Customer deposits	2.8	5.7
Other	23.0	17.0

	$57.6	$48.8

Note 6.    Debt

As described in Note 1, on March 16, 2005, the Company and holders of a majority of the debt under its Credit Facilities entered into a forbearance agreement. Pursuant to the forbearance agreement, the lenders agreed to forbear from exercising certain default related remedies against the Company, including with respect to the non-payment of principal and certain interest payment obligations under the Credit Facilities. The initial forbearance agreement expired on May 23, 2005, but was extended on four occasions until October 31, 2005.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The forbearance agreement, as amended, among other things, limited the Company’s ability to sell certain assets without prior approval of the lender group and required the Company to accrue two additional percentage points of interest on the outstanding loan balances.

On October 28, 2005, the Company filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code. The Company’s Plan was confirmed on December 15, 2005 with the confirmation order entered by the Bankruptcy Court on December 16, 2005. Under the terms of the Plan, $677.3 million of debt outstanding under the Credit Agreement and $50.8 million of accrued interest was discharged in exchange for 100% of the equity of Reorganized McLeodUSA.

On January 6, 2006, the Company restructured its Exit Facility into the Term Loans. The Company used the proceeds from the sale of the Company’s headquarters building totaling $27.3 million to reduce the amount outstanding from $100.0 million to $72.7 million. The Term Loans consisted of $72.7 million outstanding under a Tranche A borrowing and $10.0 million outstanding under a Tranche B borrowing.

On September 28, 2006, the Company completed a private placement of notes with a principal amount of $120.0 million (the “Notes”). The Notes bear interest at 10.5% per annum, payable semi-annually in arrears, and mature on October 1, 2011. No principal payments are due until maturity. In connection with the private placement of the Notes, the Company entered into a registration rights agreement in which the Company agreed to, among other things, file a registration statement with the SEC within 180 days of the issuance of the Notes and use its best efforts to cause the registration statement to be declared effective within 270 days after the issuance of the Notes. The Company used the proceeds from the Notes to pay off the $82.7 million outstanding under the Term Loans and cash collateralize outstanding letters of credit at 105% of their face value totaling $8.8 million. The remaining proceeds will be used for general corporate purposes.

The Notes are collateralized by substantially all of the Company’s tangible and intangible assets and include restrictions as to, among other things, additional indebtedness, payment of cash dividends, liens, investments and asset sales. The Notes do not contain financial maintenance covenants. The Company may, at its option, choose to redeem a portion of the Notes in an aggregate principal amount not exceeding the amount of the proceeds from the sale of the Company’s ATS cable and telephony business of approximately $16 million. On April 6, 2007, the Company provided notice that the $16 million in principal amount of the Notes would be redeemed, and on May 8, 2007, completed the redemption. The Notes also allow for the redemption of up to 35% of the aggregate principal amount of the Notes prior to October 1, 2009 subject to certain prepayment premiums. The holders of the Notes may require the Company to repurchase the notes at 101% of the principal amount upon the occurrence of a change of control.

The Company’s debt consists of the following at December 31, (in millions):

	2005	2006
Revolving Credit Facility, variable rate due May 31, 2007	$150.0	$—
Revolving Exit Facility, variable rate due May 31, 2007	100.0	—
Tranche A Term Facility, variable rate due in various installments through May 31, 2007	150.8	—
Tranche B Term Facility, variable rate due in various installments through May 30, 2008	376.5	—
10 1/2% Senior Second Secured Notes due 2011	—	120.0

	$777.3	$120.0
Less current maturities of long-term debt	(100.0)	—
Less liabilities subject to compromise	(677.3)	—

Total long-term debt	$—	$120.0

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 7.    Fair Value of Financial Instruments

At December 31, 2006 and 2005, the financial instruments of the Company consist of cash and cash equivalents, restricted cash, receivables, current liabilities and debt. The carrying value of these financial instruments approximates their fair value at December 31, 2006 and 2005 with the exception of the Company’s debt at December 31, 2005. Utilizing data derived for December 31, 2005 from the adoption of fresh start accounting, the estimated fair value of the outstanding debt balance as of December 31, 2005 was $340.4 million, as compared to the carrying amount of $777.3 million.

Note 8.    Leases and Commitments

Leases: The Company leases certain of its office and network facilities under noncancelable agreements that expire at various times through September 2016. These agreements require various monthly rentals plus the payment of applicable property taxes, maintenance and insurance.

The total minimum commitment at December 31, 2006 under such operating leases is as follows (in millions):

Operating Leases
2007	28.9
2008	21.1
2009	12.7
2010	5.8
2011	3.2
Thereafter	4.3

$76.0

The total rental expense included in the consolidated statements of operations for the years ended December 31, 2004, 2005 and 2006 is $24.8 million, $23.7 million and $18.2 million, respectively. Included in the commitments above are long-term service arrangements with telecommunication companies where the Company leases special access. These charges are not included in rent expense but are classified as cost of service in the consolidated statements of operations. The Company received sublease payments that reduced rent expense by $0.4 million, $0.9 million and $1.4 million for the years ended December 31, 2004, 2005 and 2006.

McLeodUSA, the parent company, has various guarantees related to subsidiary commitments under operating leases. The guarantees total $8.3 million and expire over various periods through December 2014, corresponding with the termination of the lease agreement. The underlying contractual commitment of the subsidiaries is included in the minimum commitment table above. At December 31, 2006, the Company had standby letters of credit outstanding of $8.3 million.

McLeodUSA has indemnification obligations to its current and former Directors and Officers. The terms of the indemnification obligations provide for no limitation to the maximum potential future payments under such indemnifications. McLeodUSA maintains insurance, subject to limitations set forth in the policies, which is intended to cover the costs of claims made against its Directors and Officers.

Note 9.    Capital Stock

The Predecessor Company’s Class A Common Stock, Class B Common Stock, Class C Common Stock, Series A Preferred Stock, Series B Preferred Stock and the Predecessor McLeodUSA Warrants were all canceled upon the Effective Date of the Plan.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Reorganized Company’s Third Amended and Restated Certificate of Incorporation authorize the Company to issue 37,500,000 shares of common stock. On the Effective Date, 30,000,000 shares of Reorganized McLeodUSA Common Stock were distributed to the impaired debt holders under the Credit Facilities in accordance with the Plan.

Note 10.    Change-of-Control Agreements

At December 31, 2006, the Company had agreements with certain of its executive employees, which provide for certain additional severance payments as defined in the individual agreements upon a change of control. In addition, the Company has a severance plan covering certain other management employees whereby participants in the severance plan are entitled to receive certain severance benefits upon a qualifying termination, as defined in the severance plan, following a change of control.

Note 11.    Employee Benefit Plan

The Company maintains two contributory retirement plans (401(k) plans) for its employees (including executive officers) age 21 and over with at least three months of service with the company. One 401(k) plan covers employees with job titles of Director and above and provides that each participant may contribute up to 50% of his or her salary (not to exceed the annual statutory limit). The second 401(k) plan covers employees with job titles below Director. It allows contributions of up to 50% of salary (not to exceed the annual statutory limit).

Note 12.    Restructuring Charges

As discussed in Note 1, during 2005 the Company entered into a forbearance agreement with its lenders. During the forbearance period the Company explored the possibility of selling all or pieces of the Company and solicited interest from potential acquirers. All indications of interest received were for a level of net sale proceeds below the amounts required to pay obligations under the Credit Facilities in full. Only one indication of interest for the entire Company was received, and that indication of interest was withdrawn at an early stage. As a result, the majority of the lenders indicated that they did not support continuation of the sale process and desired to have the Company proceed with a restructuring. After taking such views into account, the Company determined not to pursue the continuation of the sale process. The Company decided to proceed with a financial restructuring that would convert the $677.3 million of debt outstanding under the Credit Agreement into equity and transfer ownership of the Company to the lenders under the Credit Agreement. In connection with this process, the Company incurred charges of $23.9 million and $2.4 million during the years ended December 31, 2005 and 2006, respectively, comprised of the following (in millions):

	2005	2006
Professional fees and related expenses	$17.5	$0.9
Severance	6.4	1.5

	$23.9	$2.4

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in the carrying amount of the restructuring liability for the years ended December 31, 2005 and 2006 are summarized as follows (in millions):

Facility Closure Costs
Liability at December 31, 2004	$15.2
Cash payments through December 31, 2005	(10.5)
Reserve additions	1.8

Liability at December 31, 2005	$6.5
Cash payments through December 31, 2006	(6.2)
Reserve reductions	(0.1)

Liability at December 31, 2006	$0.2

Note 13.    Impairment Charges

In accordance with SFAS 142, goodwill and other indefinite lived intangible assets are not amortized but reviewed annually for impairment or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. SFAS 142 requires the identification of reporting units and the application of a two-step approach to assess goodwill impairment. In order to identify potential impairment, the Company performed annual impairment tests of goodwill by comparing the fair value of its reporting unit with its carrying amount, including goodwill. If the carrying amount of its reporting unit exceeds its fair value, the impairment loss is measured in the second step by comparing the implied fair value of goodwill, determined in the same manner as in a business combination, with its carrying amount. The Company defined reporting units during its transitional and annual goodwill impairment tests as an operating segment comprised of McLeodUSA’s consolidated operations.

For other indefinite lived intangible assets SFAS 142 requires that the impairment test consist of a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Company has established July 1 as the date for its annual impairment test for both goodwill and its other indefinite lived intangible assets. The Company performed its annual goodwill impairment and other indefinite lived intangible assets evaluations using the July 1 test date. During 2004, the evaluations based on a discounted cash flow analysis indicated full impairment in the carrying amount of the Company’s goodwill of $245.1 million and partial impairment in the McLeodUSA trade name of $18.0 million, resulting in a non-cash impairment charge of $263.1 million in the Company’s consolidated statement of operations for the year ended December 31, 2004.

In accordance with SFAS 144, a long-lived asset group shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. During the second quarter of 2005, the Company concluded there was not an acceptable strategic partner or buyer for all or portions of the Company and proceeded to work with its lender group to complete a capital restructuring. As a result, the Company performed an evaluation of the recoverability of its property and equipment that indicated that certain of its long-lived assets were impaired. The Company used a probability-weighted discounted cash flow analysis to estimate the fair value of the Company’s property and equipment and recorded a non-cash impairment charge of $174.8 million to reduce the carrying amount to estimated fair value. The Company also performed an evaluation of the McLeodUSA trade name during the second quarter of 2005 as a result of the capital restructuring process described above. The Company performed the evaluation of the McLeodUSA trade name utilizing a “relief from royalty” method of valuation. The results of this evaluation indicated partial impairment of the McLeodUSA trade name and the Company recorded a non-cash impairment charge of $27.7 million to reduce its carrying value to estimated fair value of $37.2 million.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In connection with the Company’s bankruptcy filing in October 2005 and the results of valuations performed on the Company’s noncurrent tangible and intangible assets in connection with the adoption of fresh start accounting, as described in Note 3, the Company recorded an incremental impairment charge of $75.3 million in the fourth quarter of 2005. This incremental impairment charge consisted primarily of revisions to the valuation assumptions related to the McLeodUSA trade name, the value of the customer lists as well as adjustments to the carrying value of deferred line installation costs.

Note 14.    Assets Held for Sale

In conjunction with the Plan, certain assets of the Company were identified for sale to raise cash. The Company’s ATS cable and telephony business (“ATS”), which provides cable television services in and around Cedar Rapids and Marion, Iowa was identified as one of these assets because it was not considered to be core to the continuing competitive telecommunications business. The Company completed the sale of its ATS operations on March 9, 2007 for approximately $16 million. The Company recorded a loss on the sale of $1.0 million (unaudited). Assets held for sale and liabilities related to assets held for sale have been presented separately in the asset and liabilities sections of the consolidated balance sheet as of December 31, 2006. The assets held for sale are recorded at fair market value based on the contract value. The liabilities related to assets held for sale represent the liabilities of ATS.

In connection with the Company’s strategic plan, it may divest certain assets or markets that it no longer deems core to its business strategy. At December 31, 2006, the Company was in discussions with a potential buyer for certain property and equipment and customers in North Dakota and had classified the related property and equipment, totaling $1.6 million, as held for sale in the consolidated balance sheet. Since that time, discussions with the potential buyer have ceased and the Company does not anticipate that a sale will occur in the next 12 months.

The carrying amounts of the major classes of assets held for sale and liabilities related to assets held for sale as of December 31, 2006 (in millions):

December 31, 2006
Current assets	$0.9
Property & equipment, net	18.7

19.6

Liabilities related to assets held for sale	$1.6

Note 15.    Intangible Assets

Intangible assets with finite lives at December 31, 2005 and 2006, are summarized as follows (in millions):

December 31, 2005:	Gross	Accumulated Amortization	Net
Deferred line installation costs	$178.5	$164.8	$13.7
Customer base	19.2	17.8	1.4
McLeodUSA trade name	3.3	—	3.3

	$201.0	$182.6	$18.4

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006:	Gross	Accumulated Amortization	Net
Deferred line installation costs	$16.5	$3.9	$12.6
Customer relationships	15.1	3.5	11.6
McLeodUSA trade name	3.3	0.8	2.5

	$34.9	$8.2	$26.7

Annual estimated amortization expense for intangible assets above is $9.6 million during each of 2007 and 2008, $7.2 million in 2009 and $0.3 million in 2010.

Note 16.    Accounting for Asset Retirement Obligations

SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which the legal or contractual removal obligation is incurred and capitalized as part of the carrying amount of the long-lived asset. Over time, the liability is recorded at its present value each period through accretion expense, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the Company recognizes a gain or loss for any difference between the settlement amount and the obligation.

Changes in the carrying amount of the asset retirement obligation for the years ended December 31, 2005 and 2006, are summarized as follows (in millions):

Balance, January 1, 2005	$61.4
Interest accretion	3.8
Revisions	(33.7)
Payments	(0.2)

Balance, December 31, 2005	$31.3
Fresh start accounting adjustment	(18.5)
Interest accretion	1.4

Balance, December 31, 2006	$14.2

The asset retirement obligations are estimated based on various assumptions reviewed periodically by the Company. If information becomes known that is different than the assumptions in use, revisions are made using the more precise information. During 2005, such revisions principally related to timing of the settlement of asset retirement obligations and the likelihood of retirement provisions being enforced. As a result of the Company’s adoption of fresh start accounting as of January 1, 2006, the discount rate used to determine the present value of the asset retirement obligation was changed to reflect current discount rates resulting in a decrease in the liability of $18.5 million classified as an reorganization item in the Company’s consolidated statement of operations for the one day ended January 1, 2006. If actual results differ from the assumptions used, the amount of the obligations will differ, perhaps significantly, from the amounts reflected in the accompanying consolidated financial statements.

Note 17.    Related Party Transactions

Jefferies & Company, Inc. and certain of its affiliates at December 31, 2006, beneficially owned approximately 8.4% of our common stock. Jefferies & Company, Inc. was the initial purchaser in the offering of the Notes and was paid $3.6 million in fees for acting in such capacity in connection with the Notes offering.

JPMorgan Chase and certain of its affiliates at December 31, 2006, beneficially owned approximately 7.8% of our common stock. JPMorgan Chase Bank, N.A. acted as administrative agent under the Credit Facilities and

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

received customary fees for acting in such capacity. At December 31, 2006, the Company had $8.3 million of outstanding letters of credit with JPMorgan Chase Bank, N.A, which are cash collateralized at 105% of face value. At December 31, 2006, JPMorgan Chase also held $2.4 million as escrow agent for the Company’s dispute with AT&T.

Jefferies & Company, Inc., JPMorgan Chase and Wayzata Investment Partners LLC, or their affiliates, were among the lenders under the Company’s Exit Facility and were paid $0.7 million, $3.5 million and $0.7 millions in interest, respectively. The Exit Facility was paid off on September 28, 2006. Wayzata Investment Partners LLC and certain of its affiliates own approximately 26.1% of the Company’s common stock.

During 2006, the Company made payments totaling less than $0.1 million to Birch Telecom, Inc. for telecommunication services. A director of McLeodUSA is also a director of Birch Telecom, Inc.

During 2004 and 2005, the Predecessor Company provided and purchased services from various companies, the principals of which were stockholders or directors of McLeodUSA or affiliates. Revenues from services provided totaled $2.0 million and $1.5 million for the years ended December 31, 2004 and 2005, respectively. Services purchased during the years ended December 31, 2004 and 2005, primarily professional services, totaled $3.5 million and $0.2 million, respectively. In addition, the Company paid Forstmann Little & Co., a majority owner of the Predecessor Company, $0.1 million for the year ended December 31, 2004, for expenses incurred by Forstmann Little & Co. on behalf of the Predecessor Company.

Note 18.    Income Tax Matters

Net deferred taxes consist of the following components (in millions):

	December 31,
	2005	2006
Deferred tax assets
Net operating loss carryforwards	$1,482.3	$1,328.1
Property and equipment	348.4	145.5
Accruals and reserves not currently deductible	29.1	33.3
Intangibles and other assets	11.2	2.9
Deferred revenues	10.5	11.2
Non-qualified stock option expense	—	1.9
Other	2.7	3.4

	1,884.2	1,526.3
Less valuation allowance	(1,878.7)	(1,517.1)

	$5.5	$9.2

Deferred tax liabilities:
Deferred line installation cost	5.0	8.8
Other	0.5	0.4

	5.5	9.2

	$—	$—

In assessing the future utilization of deferred tax assets, management considers whether it is “more likely than not” that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. No benefit for federal income taxes has been recorded for the years

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ended December 31, 2004 through December 31, 2006 as the net deferred tax assets generated, primarily from temporary differences related to net operating losses, were offset by a full valuation allowance because it is considered “more likely than not” that these benefits will not be realized due to the Company’s historic continued losses since inception.

In January 2006, the Company emerged from bankruptcy and adopted the provisions of its Plan of reorganization. The Company realized substantial cancellation of debt, or “COD,” income as a result of the implementation of the Plan. Because the Company was a debtor in a bankruptcy case at the time it realized the COD income, it was not required to include such COD income in its taxable income for federal income tax purposes. Instead, the Company was required to reduce certain of its tax attributes (including net operating loss (“NOL”) carry forwards) by the amount of COD income so excluded. The Company’s NOL carry forwards at December 31, 2006 have been adjusted for this impact.

An “ownership change” (as defined in Internal Revenue Code Section 382 (“Section 382”)) generally occurs if certain persons or groups increase their aggregate ownership percentage in a corporation’s stock by more than 50 percentage points in the shorter of any three-year period or the period beginning the day after the day of the last ownership change. A Section 382 ownership change occurred with respect to the Company’s stock in connection with its emergence from bankruptcy pursuant to the Plan. As a result, the Company’s NOL carry forwards allocable to periods prior to the Effective Date, and certain subsequently recognized “built-in” losses and deductions, if any, may be subject to limitation under the provisions of Section 382. The amount of this annual limitation is approximately $10.5 million. If a loss corporation (or consolidated group) has a “net unrealized built-in loss” at the time it incurs an ownership change (taking into account most assets and items of “built-in” income and deduction), then any built-in losses that are recognized during the following five years (up to the amount of the original net unrealized built-in loss) generally will be treated as prechange losses and will be subject to the annual limitation discussed above. For this purpose, depreciation and amortization deductions that arise during such five-year period are treated as recognized built-in losses (and, accordingly, are subject to the annual limitation under Section 382) to the extent that such deductions are attributable to unrealized built-in losses that exist at the time of the ownership change.

An exception to the annual limitation rules generally applies where existing stockholders and qualified creditors of a debtor receive, in respect of their stock and debt claims, at least 50% of the vote and value of the stock of the reorganized debtor pursuant to a confirmed chapter 11 plan. Under this exception, a debtor’s prechange NOL carry forwards and built-in losses are not limited on an annual basis, but instead are required to be reduced by the amount of any interest deductions claimed during the three taxable years preceding the effective date of the reorganization, and during the part of the taxable year that is prior to and includes the reorganization, in respect of all debt that is converted into stock in the bankruptcy proceeding. Management estimates that, under the bankruptcy exception, the Company’s available NOL carry forwards would be reduced by approximately $120 million as a result of the reduction in such interest deductions with respect to such COD income (as discussed above). If the special bankruptcy exception applies, any further ownership change (as defined above) of the Company within a two-year period after the consummation of the Plan will preclude the Company’s future utilization of any pre-change losses existing at the time of the subsequent ownership change. Management continues to evaluate whether such election will be made with their 2006 federal income tax return, which will be filed prior to September 15, 2007.

It has yet to be determined which election the Company will make regarding its alternatives under IRC Section 382, however management believes the Company will qualify for the Section 382 exception. Accordingly, the deferred taxes associated with the NOL carry forwards are reflected in the above schedule at gross value, without regard to any annual limitations that would be applicable if the Company did not qualify for the Section 382 exception. In addition, net deferred tax assets associated with property and equipment have been decreased to reflect the entire limitation on future recognized “built-in” losses and deductions. At December 31,

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2006, the Company has NOL carry forwards for federal income tax purposes of approximately $3 billion, which are available to offset future taxable income through 2025.

The Company’s ability and that of its subsidiaries to utilize new NOL carry forwards arising after the ownership change will not be affected.

The income tax rate differs from the U.S. Federal income tax rate due to the following:

	2004	2005	2006
Expected tax rate	(35)%	(35)%	35%
Percent increase (decrease) in income taxes resulting from:
Effect of Reorganization	—	—	8
Other		2	1
Change in valuation allowance	35	33	(44)

	—%	—%	—%

The Company adopted FIN 48 during the first quarter of 2007. The adoption of FIN 48 did not have a material impact on the Company’s consolidated financial statements and required no cumulative adjustment to beginning retained earnings. The Company files income tax returns in the U.S. federal jurisdiction and various states. The 2003 through 2006 tax years, according to statute, remain open to examination by the major taxing authorities to which the Company is subject.

Note 19.    Litigation

The Company is involved in numerous regulatory proceedings before state public utility commissions and the Federal Communications Commission (the “FCC”), particularly in connection with actions by the regional Bell operating companies (the “RBOCs”), which include AT&T, Qwest and Verizon. The Company anticipates that the RBOCs will continue to pursue litigation, changes in regulations and legislation in states within the Company’s 20-state footprint, as well as before the FCC and Congress, to reduce regulatory oversight and regulation over their rates, operations and access by others to their networks. This includes the pursuit of major changes in the Telecommunications Act of 1996, which may adversely affect competitive local exchange carriers (“competitive local exchange carriers”), including the Company. If adopted, these changes could make it more difficult for the Company to challenge the RBOCs’ competitive actions and to compete with the RBOCs generally.

The Company is one of several defendants in a lawsuit brought by AT&T and its affiliates in the U.S. District Court in the Eastern District of Missouri in February 2005. AT&T alleges that the Company conspired with one or more of Global Crossing and its affiliates, certain named competitive local exchange carriers, and/or certain unnamed Least Cost Router entities (“LCRs”), to breach AT&T’s state or federal tariffs, unjustly enrich themselves and commit fraud on AT&T. AT&T alleges that the defendants knowingly disguised long distance calls that were terminated to AT&T so that they appeared to AT&T to be local calls thereby depriving AT&T of the difference between the access charge rate owed for termination of long distance calls and the reciprocal compensation rate owed for termination of local calls. The Company filed its answer on April 1, 2005, denying all liability. No discovery has been conducted in the case. On February 7, 2006, the court entered an order staying the case on the grounds that primary jurisdiction regarding the obligations of the defendants rests with the FCC. AT&T did not quantify its damages, and the case was stayed. The claims remain pending with the FCC. As this case is in an early stage and no specific claim of damages has been made against the Company, the risk of damages against the Company, if any, cannot be estimated at this time. The Company intends to vigorously defend against these claims.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has been sued in two actions brought in May 2003 in the Circuit Court of Cook County, Illinois, consolidated as Telecommunications Network Design, Inc. vs. McLeodUSA, No. 03 CH 8477, and certified as a class action, for allegedly sending unsolicited faxes in violation of 47 U.S.C. section 227(b)(3). The complaints do not quantify the alleged damages. Under the statute, recipients of unsolicited facsimile advertisements are entitled to damages of up to $500 per facsimile for inadvertent violations and up to $1,500 per facsimile for knowing or willful violations. The Company has demanded coverage from its insurance carrier, AIG, which has denied coverage. The Company is currently in litigation with AIG over coverage for these claims. The court has held that the insurance policy imposed a duty to defend these actions, but has expressed no opinion on AIG’s duty to indemnify the Company for losses. The complaints do not quantify their damages. While the Company is vigorously defending against liability in the class action and pursuing its claim against AIG for insurance coverage, there can be no assurance that it will be successful in its defense or that a negative outcome would not have a material adverse effect on the Company. The Company believes it has an adequate reserve related to this dispute based on its assessment of the likely outcome, and that the risk of loss beyond the reserved amount is remote.

The Company has protested and appealed various sales and use tax assessments levied in January 2002 by the Iowa Department of Revenue with respect to the purchase of certain equipment from 1996 through 2000. These assessments total approximately $8 million, excluding interest and penalties. The Company believes it has meritorious defenses against these assessments and intends to vigorously defend itself during this appeal process. The Company has reserved what it believes to be an adequate amount related to this dispute based on its assessment of the likely outcome. However, there can be no assurance that its business will not be materially adversely affected by a negative outcome of this dispute.

On March 13, 2007, the Universal Service Administrative Company (“USAC”), which administers the federal universal service program on behalf of the FCC, completed an audit of the Company’s contributions to the federal universal service program based upon the Company’s 2005 revenues. The audit report concludes that the Company underreported or misclassified certain telecommunications service revenues, resulting in a contribution shortfall of approximately $4.0 million. The Company believes it has an adequate reserve related to this dispute based on its assessment of the likely outcome. The Company is continuing to negotiate with USAC in an attempt to revise or amend their findings. If the Company’s efforts are unsuccessful, the Company has the right to appeal the audit findings to the FCC.

As a result of a settlement reached with Qwest prior to the Company’s emergence from Chapter 11, the Company filed complaints against Qwest during the first quarter of 2006 with several state utility commissions related to a colocation billing dispute. The Company had withheld payments due to Qwest because it believed Qwest had not properly implemented the parties’ amended interconnection agreement. In July 2006, the Iowa Utilities Board agreed with Qwest’s interpretation of the 2004 amendment, which would require the Company to pay Qwest the disputed payments. In August 2006, the Company filed a petition with the Iowa Utilities Board requesting reconsideration of its decision, which application was granted for purposes of further consideration. Cases filed by the Company against Qwest are pending in three other states. The Company believes it has an adequate reserve related to this dispute based on its assessment of the likely outcome.

Also as a result of the settlement with Qwest, on March 14, 2006, the Company filed an action against Qwest in the U.S. District Court for the Northern District of Iowa seeking recovery of damages related to numerous other billings between the parties. Qwest filed a counterclaim for amounts it believes the Company owes it. This lawsuit encompasses billing disputes involving access billing for 800 toll-free calls made by the Company’s customers and 800 toll-free calls made by third-party wireless carrier customers, access charges related to VoIP traffic, billing disputes related to the parties unbundled network element platform agreement, backbilling for colocation space and related disputes for fiber maintenance fees under an IRU agreement between

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the parties, reimbursement of third-party access charges and other issues. In addition, Qwest alleges that the Company improperly entered into revenue-sharing arrangements with wireless carriers in order to charge Qwest for access services provided to such carriers whose customers made 800 toll-free calls that were routed through Qwest’s network. The Company is also seeking a declaratory judgment that it is not responsible for reimbursing Qwest for terminating access charge payments that Qwest allegedly made to rural incumbent local exchange carriers for calls that were originated by its end user customers. Qwest claims its damages exceed $14 million, and the Company’s claims against Qwest exceed $12 million.

On July 24, 2006, the Company moved to dismiss Qwest’s negligent misrepresentation, conversion, trespass, fraud, fraudulent concealment and negligence counterclaims. On August 24, 2006, Qwest amended its counterclaims both by making additional factual allegations and by interposing a limited number of new legal theories. The Company filed a motion to dismiss Qwest’s amended counterclaims on September 11, 2006. On January 16, 2007, the court dismissed the negligence and negligent misrepresentation claims. The court declined to dismiss the remaining counterclaims. The Company filed its response to Qwest’s amended counterclaims, including the tort claims that were not dismissed on February 21, 2007. The Company believes that its billing was and remains consistent with industry practice, FCC regulations, its tariffs and interconnection agreements, and that it has good defenses to Qwest’s counterclaims. The Company intends to aggressively pursue its claims against Qwest and vigorously contest the Qwest counterclaims. The Company’s business and cash reserves could be adversely affected by adverse rulings by the court in this lawsuit, and the Company’s loss could be as high as the total amount of damages Qwest has claimed. The Company believes it has an adequate reserve related to this dispute based on its assessment of the likely outcome.

The Company, along with a number of other telecommunications carriers, filed suit in March 2006 against AT&T Corp. in the U.S. District Court in the District of New Jersey for unpaid and underpaid access charges. This suit claims that AT&T deliberately disguised the nature of certain calls so that the Company was unable to assess and bill the applicable access charges. AT&T has asserted a counterclaim alleging that the Company improperly billed AT&T terminating intrastate access charges on wireless roaming traffic, a portion of which should have been billed at the lower interstate rate. The Company intends to pursue its claims and to contest the AT&T counterclaim vigorously.

The Company’s former Chairman Clark E. McLeod, former President and Chief Executive Officer Stephen C. Gray, former Chairman and Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, Chris A. Davis, and former Chief Financial Officer, J. Lyle Patrick, whom are referred to together as the individual defendants, were defendants in a number of putative class action complaints filed in January 2002 that have been consolidated into a single complaint entitled In Re McLeodUSA Incorporated Securities Litigation C.O. 2-0001 (N. Iowa). The Company refers to this matter as the Iowa class action. Putative class plaintiff, New Millennium Growth Fund LLC, has also filed proofs of claim against the Company in the Company’s Chapter 11 case on behalf of all class claimants in the Iowa Class Action. The Company refers to these claims as the bankruptcy claims, and together with the Iowa class action, are referred to as the securities claims. In February 2006, the plaintiffs and the Company jointly filed a stipulation of dismissal, which effectively dismissed it as a defendant in the securities claims. In September 2006, the remaining parties to the Iowa class action, including the individual defendants, filed a settlement agreement with the court, which held a fairness hearing on November 29, 2006. On January 5, 2007, the court approved the settlement agreement. On January 8, 2007, the court entered an Order and Final Judgment in this matter. The Company has no payment or other obligations in connection with this settlement.

The Company is not aware of any other material litigation against them. It is, however, party to a number of legal actions and proceedings arising from its provision and marketing of telecommunications services (including matters involving do-not-call and billing regulations), as well as certain legal actions and regulatory matters arising

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

in the ordinary course of business. The Company believes that the ultimate outcome of the foregoing actions will not result in a liability that would have a material adverse effect on its financial condition or results of operations.

Note 20.    Condensed Consolidating Financial Information

On September 28, 2006, McLeodUSA Incorporated (“Issuer”) issued the Notes. The Notes are fully, unconditionally and irrevocably guaranteed by each of the Company’s existing and future subsidiaries (“Subsidiary Guarantors”), jointly and severally. All of the Company’s subsidiaries are wholly-owned. Substantially all of the Issuer’s cash flow is generated by the Subsidiary Guarantors. As a result, funds necessary to meet the Issuer’s debt service obligations are provided by the Subsidiary Guarantors.

The following information sets forth the Company’s Condensed Consolidating Balance Sheets as of December 31, 2005 and 2006, Condensed Consolidating Statements of Operations for the years ended December 31, 2004, 2005 and 2006, and Condensed Consolidating Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006.

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEETS

December 31, 2005

	Issuer	Combined Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets
Cash and cash equivalents	$13.9	$6.1	$—	$20.0
Restricted cash	43.4	—	—	43.4
Trade receivables, net	—	40.7	—	40.7
Prepaid expenses and other	6.4	7.4	—	13.8

Total current assets	63.7	54.2	—	117.9

Property and equipment, net	—	346.4	—	346.4
Intangibles, net	3.3	15.1	—	18.4
Other	1.1	2.4	—	3.5

Total assets	$68.1	$418.1	$—	$486.2

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Liabilities subject to compromise	$728.1	$—	$—	$728.1
Current maturities of long-term debt	100.0	—	—	100.0
Accounts payable	0.4	33.3	—	33.7
Accrued payroll and payroll related expenses	11.5	2.2	—	13.7
Other accrued liabilities	40.3	17.3	—	57.6
Deferred revenue, current portion	—	9.4	—	9.4

Total current liabilities	880.3	62.2	—	942.5
Long-term liabilities
Losses in subsidiary in excess of investment	(1,250.1)	(3,294.6)	4,544.7	—
Due to (due from) affiliates	944.1	(944.1)	—	—
Deferred revenue, less current portion	—	18.6	—	18.6
Other long-term liabilities	—	31.3	—	31.3

Total liabilities	574.3	(4,126.6)	4,544.7	992.4

Preferred stock	42.4	—	—	42.4
Stockholders’ equity (deficit)	(548.6)	4,544.7	(4,544.7)	(548.6)

Total liabilities and stockholders’ equity (deficit)	$68.1	$418.1	$—	$486.2

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEETS

December 31, 2006

	Issuer	Combined Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets
Cash and cash equivalents	$58.7	$6.1	$—	$64.8
Restricted cash	10.6	—	—	10.6
Trade receivables, net	—	32.1	—	32.1
Prepaid expenses and other	3.7	7.1	—	10.8
Assets held for sale	—	19.6	—	19.6

Total current assets	73.0	64.9	—	137.9

Property and equipment, net	—	306.3	—	306.3
Investment in subsidiaries	320.0	352.1	(672.1)	—
Intangibles, net	2.5	24.2	—	26.7
Other	7.0	1.1	—	8.1

Total assets	$402.5	$748.6	$(672.1)	$479.0

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	$0.5	$35.1	$—	$35.6
Accrued payroll and payroll related expenses	10.8	2.4	—	13.2
Other accrued liabilities	6.8	42.0	—	48.8
Deferred revenue, current portion	0.2	8.5	—	8.7
Liabilities related to assets held for sale	—	1.6	—	1.6

Total current liabilities	18.3	89.6	—	107.9
Long-term liabilities
Due (from)/due to affiliates	47.1	(47.1)	—	—
Long-term debt, less current maturities	120.0	—	—	120.0
Deferred revenue, less current portion	—	19.8	—	19.8
Other long-term liabilities	—	14.2	—	14.2

Total liabilities	185.4	76.5	—	261.9

Stockholders’ equity (deficit)	217.1	672.1	(672.1)	217.1

Total liabilities and stockholders’ equity (deficit)	$402.5	$748.6	$(672.1)	$479.0

McLEODUSA INCORPORATED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

For the Year Ended December 31, 2004

	Issuer	Combined Guarantor Subsidiaries	Eliminations	Consolidated
Revenue	$—	$716.2	$—	$716.2
Operating expenses:
Cost of service (exclusive of depreciation and amortization expense shown separately below)	—	393.8	—	393.8
Selling, general and administrative	39.3	229.1	—	268.4
Depreciation and amortization	1.5	355.3	—	356.8
Impairment charge	263.1	—	—	263.1
Reorganization items	—	—	—	—
Restructuring charges	(0.2)	—	—	(0.2)

Total operating expenses	303.7	978.2	—	1,281.9

Operating (loss) income	(303.7)	(262.0)	—	(565.7)
Nonoperating (expense) income:
Interest expense, net of amounts capitalized	(44.5)	(3.7)	—	(48.2)
Other income (expense)	3.2	(13.8)	—	(10.6)

Total nonoperating expenses	(41.3)	(17.5)	—	(58.8)

Net (loss) income before equity in undistributed earnings (losses) of subsidiaries	(345.0)	(279.5)	—	(624.5)
Equity in undistributed earning (losses) of subsidiaries	(279.5)	—	279.5	—

Net (loss) income	$(624.5)	$(279.5)	$279.5	$(624.5)

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

For the Year Ended December 31, 2005

	Issuer	Combined Guarantor Subsidiaries	Eliminations	Consolidated
Revenue	$—	$635.0	$—	$635.0
Operating expenses:
Cost of service (exclusive of depreciation and amortization expense shown separately below)	—	362.1	—	362.1
Selling, general and administrative	29.2	188.2	—	217.4
Depreciation and amortization	1.3	211.6	—	212.9
Impairment charge	63.1	214.7		277.8
Reorganization items	20.2	—		20.2
Restructuring charges	23.9	—	—	23.9

Total operating expenses	137.7	976.6	—	1,114.3

Operating (loss) income	(137.7)	(341.6)	—	(479.3)
Nonoperating (expense) income:
Interest expense, net of amounts capitalized	(61.3)	(4.0)	—	(65.3)
Other income (expense)	—	9.8	—	9.8

Total nonoperating expense	(61.3)	5.8	—	(55.5)

Net (loss) income before equity in undistributed earnings (losses) of subsidiaries	(199.0)	(335.8)	—	(534.8)
Equity in undistributed earning (losses) of subsidiaries	(335.8)	—	335.8	—

Net (loss) income	$(534.8)	$(335.8)	$335.8	$(534.8)

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS AND

OTHER COMPREHENSIVE LOSS

For the Year Ended December 31, 2006

	Issuer	Combined Guarantor Subsidiaries	Eliminations	Consolidated
Revenue	$—	$544.7	$—	$544.7
Operating expenses:
Cost of service (exclusive of depreciation and amortization expense shown separately below)	—	315.8	—	315.8
Selling, general and administrative	24.8	156.9	—	181.7
Depreciation and amortization	0.8	59.3	—	60.1
Impairment charge	—	—	—	—
Reorganization items	—	—	—	—
Restructuring charges	2.4	—	—	2.4

Total operating expenses	28.0	532.0	—	560.0

Operating (loss) income	(28.0)	12.7	—	(15.3)
Nonoperating (expense) income:
Interest expense, net of amounts capitalized	(11.0)	(1.7)	—	(12.7)
Other income (expense)	(1.2)	0.9	—	(0.3)

Total nonoperating expense	(12.2)	(0.8)	—	(13.0)

Net (loss) income before equity in undistributed earnings (losses) of subsidiaries	(40.2)	11.9	—	(28.3)
Equity in undistributed earning (losses) of subsidiaries	11.9	—	(11.9)	—

Net (loss) income	$(28.3)	$11.9	$(11.9)	$(28.3)

Other comprehensive income:
Unrealized holding gains arising during the period	$0.1	$—	$—	$0.1

Comprehensive (loss) income	$(28.2)	$11.9	$(11.9)	$(28.2)

McLEODUSA INCORPORATED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2004

	Issuer	Combined Guarantor Subsidiaries	Consolidated
Cash Flow from Operating Activities
Net loss	$(344.9)	$(279.6)	$(624.5)
Depreciation and amortization	1.5	355.3	356.8
Impairment charges	263.1	—	263.1
Changes in operating assets and liabilities	(10.0)	31.3	21.3

Net cash provided by (used in) operating activities	(90.3)	107.0	16.7

Cash Flows from Investing Activities
Purchase of property and equipment	—	(49.4)	(49.4)
Deferred line installation costs	—	(28.8)	(28.8)
Proceeds from sale of assets	5.0	19.8	24.8
Decrease in restricted cash	—	—	—

Net cash provided by (used in) investing activities	5.0	(58.4)	(53.4)

Cash Flows from Financing Activities
Principal repayments of long-term debt	—	(27.0)	(27.0)
Proceeds from issuance of long-term debt	—	60.0	60.0
Deferred financing fees	—	(2.8)	(2.8)
Change in due to/due from affiliates	81.0	(81.0)	—

Net cash provided by (used in) financing activities	81.0	(50.8)	30.2

Net decrease in cash and cash equivalents	(4.3)	(2.2)	(6.5)

Cash and cash equivalents
Beginning	50.7	5.8	56.5

Ending	$46.4	$3.6	$50.0

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2005

	Issuer	Combined Guarantor Subsidiaries	Consolidated
Cash Flow from Operating Activities
Net loss	$(209.4)	$(325.4)	$(534.8)
Depreciation and amortization	1.3	211.6	212.9
Impairment charges	63.1	214.7	277.8
Changes in operating assets and liabilities	52.0	6.5	58.5

Net cash provided by (used in) operating activities	(93.0)	107.4	14.4

Cash Flows from Investing Activities
Purchase of property and equipment	—	(35.9)	(35.9)
Deferred line installation costs	—	(26.3)	(26.3)
Proceeds from sale of assets	29.9	31.3	61.2
Increase in restricted cash	(43.4)	—	(43.4)

Net cash used in investing activities	(13.5)	(30.9)	(44.4)

Cash Flows from Financing Activities
Principal repayments of long-term debt	—	—	—
Proceeds from issuance of long-term debt	—	—	—
Deferred financing fees	—	—	—
Change in due to/due from affiliates	74.0	(74.0)	—

Net cash provided by (used in) financing activities	74.0	(74.0)	—

Net increase (decrease) in cash and cash equivalents	(32.5)	2.5	(30.0)

Cash and cash equivalents
Beginning	46.4	3.6	50.0

Ending	$13.9	$6.1	$20.0

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2006

	Issuer	Combined Guarantor Subsidiaries	Consolidated
Cash Flow from Operating Activities
Net (loss) income	$(40.2)	$11.9	$(28.3)
Depreciation and amortization	0.8	51.1	51.9
Stock compensation expense	4.9	—	4.9
Changes in operating assets and liabilities	(29.7)	46.9	17.2

Net cash provided by (used in) operating activities	(64.2)	109.9	45.7

Cash Flows from Investing Activities
Purchase of property and equipment	—	(31.9)	(31.9)
Deferred line installation costs	—	(17.0)	(17.0)
Proceeds from sale of assets	—	2.7	2.7
Decrease in restricted cash	31.7	—	31.7

Net cash provided by (used in) investing activities	31.7	(46.2)	(14.5)

Cash Flows from Financing Activities
Principal repayments of long-term debt	(110.0)	—	(110.0)
Proceeds from issuance of long-term debt	130.0	—	130.0
Deferred financing fees	(6.4)	—	(6.4)
Change in due to/due from affiliates	63.7	(63.7)	—

Net cash provided by (used in) financing activities	77.3	(63.7)	13.6

Net increase in cash and cash equivalents	44.8	—	44.8
Cash and cash equivalents
Beginning	13.9	6.1	20.0

Ending	$58.7	$6.1	$64.8

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 22.    Quarterly Data—(Unaudited)

The following table includes summarized quarterly financial data for the years ended December 31, 2005 and 2006 (in millions, except per share data):

	Predecessor McLeodUSA
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2005
Revenues	$160.5	$159.7	$154.4	$160.4
Operating loss	(82.8)	(248.0)	(46.6)	(101.9)
Net loss	(97.5)	(268.0)	(63.9)	(105.4)
Net loss applicable to common shares	(98.0)	(268.4)	(64.2)	(105.5)
Loss per common share	(0.32)	(0.86)	(0.20)	(0.33)

	Predecessor McLeodUSA	Reorganized McLeodUSA
	January 1, 2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006
Revenues	$—	$145.7	$139.7	$132.5	$126.8
Operating (loss) income	18.5	(1.6)	(3.7)	(4.2)	(5.8)
Net (loss) income	746.6	(4.8)	(6.5)	(7.9)	(9.1)
(Loss) income per common share	2.36	(0.16)	(0.21)	(0.26)	(0.31)

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions, except share data)

	December 31, 2006	September 30, 2007
		(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$64.8	$26.7
Restricted cash	10.6	4.6
Short term investments	—	7.6
Trade receivables, net	32.1	41.1
Prepaid expenses and other	10.8	7.1
Assets held for sale	19.6	—

Total current assets	137.9	87.1

Property and equipment
Land and buildings	11.2	11.9
Communications networks	286.3	297.9
Furniture, fixtures and equipment	44.5	54.2
Networks in progress	10.7	11.2

Total property and equipment	352.7	375.2
Less accumulated depreciation	46.4	84.8

Net property and equipment	306.3	290.4

Intangibles and other assets
Goodwill	—	5.1
Intangibles, net	26.7	35.7
Other	8.1	9.7

Total intangibles and other assets	34.8	50.5

TOTAL ASSETS	$479.0	$428.0

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions, except share data)

	December 31, 2006	September 30, 2007
		(unaudited)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current maturities of long-term debt	$—	$0.8
Accounts payable	35.6	33.1
Accrued payroll and payroll related expenses	13.2	12.9
Other accrued liabilities	48.8	45.3
Deferred revenue, current portion	8.7	7.4
Liabilities related to assets held for sale	1.6	—

Total current liabilities	107.9	99.5

Long-term liabilities
Long-term debt, less current maturities	120.0	105.2
Deferred revenue, less current portion	19.8	20.8
Other long-term liabilities	14.2	16.0

Total liabilities	261.9	241.5

Stockholders’ equity
McLeodUSA Common, Class A $0.01 par value; 37,500,000 authorized, 30,750,000 issued and outstanding at December 31, 2006 and September 30, 2007	0.3	0.3
Additional paid-in capital	245.0	252.0
Accumulated deficit	(28.3)	(65.9)
Accumulated other comprehensive income	0.1	0.1

Total stockholders’ equity	217.1	186.5

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$479.0	$428.0

The accompanying notes are an integral part of these consolidated financial statements.

McLEODUSA INCORPORATED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

OTHER COMPREHENSIVE INCOME

(In millions, except per share data)

	Predecessor McLeodUSA	Reorganized McLeodUSA
	One Day	For the Nine Months Ended
	January 1, 2006	September 30, 2006	September 30, 2007
Revenue	$—	$417.9	$375.4

Operating expenses:
Cost of service (exclusive of depreciation and amortization expense shown separately below)	—	245.3	198.3
Selling, general and administrative	—	135.4	151.0
Depreciation and amortization	—	44.2	54.0
Reorganization items	(18.5)	—	—
Restructuring charges	—	2.5	(0.1)

Total operating expense	(18.5)	427.4	403.2

Operating income (loss)	18.5	(9.5)	(27.8)

Nonoperating income (expense):
Interest expense, net of amounts capitalized (including related party interest expense of $4.8 million and $0.3 million for the nine months ended September 30, 2006 and 2007)	—	(9.2)	(9.6)
Other expense	—	(0.5)	(0.2)
Gain on cancellation of debt	728.1	—	—

Total nonoperating income (expense)	728.1	(9.7)	(9.8)

Net income (loss)	$746.6	$(19.2)	$(37.6)

Basic and diluted income (loss) per common share	$2.36	$(0.64)	$(1.25)

Weighted average shares outstanding	315.7	30.0	30.0

Other comprehensive income, net of tax:
Unrealized holding gains arising during the period	$—	$—	$1.4
Less: reclassification adjustment for gains included in net income	—	—	(1.4)

Total other comprehensive income (loss )	—	—	—

Comprehensive income (loss)	$746.6	$(19.2)	$(37.6)

The accompanying notes are an integral part of these consolidated financial statements.

McLEODUSA INCORPORATED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Predecessor McLeodUSA	Reorganized McLeodUSA
	One Day	For the Nine Months Ended
	January 1, 2006	September 30, 2006	September 30, 2007
Cash Flows from Operating Activities
Net income (loss)	$746.6	$(19.2)	$(37.6)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	—	38.4	42.3
Amortization	—	5.8	11.7
Amortization of deferred financing fees	—	0.2	0.8
Accretion of interest	—	1.1	1.2
Loss on sale of assets	—	0.2	0.1
Gain on cancellation of debt	(728.1)	—	—
Non-cash reorganization items	(18.5)	—	—
Stock compensation expense	—	3.2	7.0
Changes in assets and liabilities:
Trade receivables	—	(0.2)	(8.3)
Prepaid expenses and other	—	6.9	8.3
Accounts payable and accrued expenses	—	(11.2)	(6.7)
Deferred revenue	—	0.8	(0.5)

Net cash provided by operating activities	—	26.0	18.3
Cash Flows from Investing Activities
Purchases of property and equipment	—	(22.1)	(24.2)
Deferred line installation costs	—	(12.7)	(11.4)
Proceeds from the sale of assets	—	2.5	16.9
Acquisition	—	—	(17.3)
Purchase of available-for-sale securities	—	—	(7.6)
Decrease in restricted cash	—	34.6	3.4

Net cash provided by (used in) investing activities	—	2.3	(40.2)

Cash Flows from Financing Activities
Payments of long-term debt	—	(110.0)	(16.2)
Net proceeds from Exit Facility	—	130.0	—
Deferred financing fees	—	(5.3)	—

Net cash provided by (used in) financing activities	—	14.7	(16.2)

Net increase (decrease) in cash and cash equivalents	—	43.0	(38.1)
Cash and cash equivalents
Beginning	20.0	20.0	64.8

Ending	$20.0	$63.0	$26.7

Supplemental Disclosure of Cash Flow Information
Cash payments for interest, net of capitalized amounts	$—	$7.6	$6.4

Supplemental Schedule of Noncash Investing and Financing Activities
Equipment purchased under capital leases	$—	$—	$2.2

Accrued capital expenditures	$—	$0.8	$0.6

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Note 1.    Proposed Merger

On September 17, 2007, MCLEODUSA INCORPORATED (“McLeodUSA” or the “Company”) announced the signing of a definitive agreement to merge with PAETEC HOLDING CORP. (“PAETEC”) and PS ACQUISITION CORP., a direct wholly owned subsidiary of PAETEC, a publicly-held supplier of communications solutions to medium and large businesses and institutions, in an all-stock transaction.

Under the terms of the merger agreement, the Company will become a wholly owned subsidiary of PAETEC and McLeodUSA stockholders will become stockholders of PAETEC. Upon closing, McLeodUSA stockholders will receive 1.30 shares of PAETEC common stock for each share of McLeodUSA common stock they own. On October 18, 2007, PAETEC filed a Form S-4 Registration Statement with the Securities and Exchange Commission to register the securities that will be issued to McLeodUSA shareholders at closing.

The transaction is subject to approval by a majority of both McLeodUSA and PAETEC shareholders and the satisfaction of other closing conditions, including approvals by state public service commissions in the states where the combined company will operate. Adoption of the merger agreement by McLeodUSA stockholders was satisfied by the delivery to PAETEC on September 17, 2007 of written consents executed by McLeodUSA stockholders holding shares representing a majority of the outstanding McLeodUSA common stock. The companies expect that the transaction will close in the first quarter of 2008.

Note 2.    Basis of Presentation and Summary of Significant Accounting Policies

Nature of Business

McLeodUSA Incorporated, a Delaware corporation, through its subsidiaries, provides integrated local, long distance, data, Internet and other advanced telecommunications services in 25 Midwest, Southwest, Northwest and Rocky Mountain states. McLeodUSA’s business is highly competitive and is subject to various federal, state and local regulations.

The Company derives its revenue from its core telecommunications and related communications services. These include providing internet protocol- (“IP”) based communications services to small- and medium-sized enterprises, and traditional circuit-switched telephony services to commercial and residential customers. The Company provides a wide variety of broadband IP-based voice and data solutions, including local and long distance voice, dedicated broadband internet access, email, virtual private networking, managed network security, conference calling, high capacity private line services and other integrated voice and data services. It delivers integrated IP-based communications solutions to customers over a high-speed broadband connection over its private managed secure network. The Company also provides wholesale communications services to other communications services providers.

Basis of Presentation

The consolidated financial statements include those of McLeodUSA and its subsidiaries, all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

On October 28, 2005, the Company and certain of its subsidiaries filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Illinois (the “Bankruptcy Court”). The Company’s plan of reorganization (the “Plan”) was confirmed by the Bankruptcy Court on December 15, 2005, with the confirmation order entered by the Bankruptcy Court on December 16, 2005. The Plan became effective and the Company legally emerged from Chapter 11 on January 6, 2006 (the “Effective Date”) but used January 1, 2006 as the date for its adoption of fresh start accounting. Accordingly, the accompanying 2006 consolidated financial statements have been prepared in accordance with

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

the American Institute of Certified Public Accountants Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code, (“SOP 90-7”) and on a going concern basis which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business. In accordance with SOP 90-7, the financial statements for the periods presented distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the Company. Under the fresh start accounting provisions of SOP 90-7, the fair value of the reorganized Company was allocated to its assets and liabilities, and its accumulated deficit eliminated. The adoption of fresh start accounting on January 1, 2006, had a material effect on the financial statements of McLeodUSA. As a result, the historical financial statements are not comparable to financial statements of the Company published for periods following the implementation of fresh start accounting. See Note 4 for further discussion of the Bankruptcy Court proceedings and the structure of the Plan.

Interim Financial Information (unaudited)

The accompanying unaudited interim condensed consolidated financial statements and information have been prepared in accordance with accounting principles generally accepted in the United States and in accordance with the instructions for Form 10-Q and article 10 of Regulation S-X. Accordingly, they do not include all of the information and disclosures required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, these financial statements contain all normal and recurring adjustments considered necessary to present fairly the financial position, results of operations and cash flows for the periods presented. The results for the nine month periods ended September 30, 2006 and 2007 are not necessarily indicative of the results to be expected for the full year. The consolidated balance sheet at December 31, 2006 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These statements should be read in conjunction with the Company’s audited consolidated financial statements and related notes thereto for the year ended December 31, 2006 included in the McLeodUSA, Inc. Form S-1/A filed with the Securities and Exchange Commission, (“SEC”) on August 20, 2007.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates significant to the financial statements include allowance for doubtful accounts, carrier access billing disputes, line cost disputes, internal capitalization rates, restructuring reserves, impairment of long-lived assets, asset retirement obligations, valuation allowances on deferred income taxes, regulation and litigation matters and depreciation and amortization periods. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid debt instruments purchased with a maturity generally of three months or less and all certificates of deposit to be cash equivalents. Included in cash and cash equivalents at September 30, 2007 was $16.6 million of available-for-sale securities with a cost basis of $16.5 million. Included in cash and cash equivalents at December 31, 2006 was $46.9 million of available-for-sale securities with a cost basis of $46.8 million.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Short-term investments

At September 30, 2007, the Company had $7.6 million of short-term investments with a cost basis of $7.6 million. These investments consist primarily of government debt securities with an original maturity date over three months. There were no short-term investments as of December 31, 2006.

Restricted cash

On September 28, 2006 the Company refinanced its outstanding debt obligations under its credit facility dated January 6, 2006, with $120.0 million of private placement bonds. As a result, the Company’s outstanding letters of credit are required to be cash collateralized at 105% of face value. This cash collateral totaled $9.3 million and $8.3 million at December 31, 2006 and September 30, 2007, respectively. $8.2 million and $4.6 million was classified as restricted cash in the current assets section of the Company’s consolidated balance sheet as of December 31, 2006 and September 30, 2007, respectively, and $1.1 million and $3.7 million was classified as noncurrent at December 31, 2006 and September 30, 2007, because the Company did not expect to have access to those funds within the next 12 months.

In accordance with various interconnection agreements between the Company and AT&T, the Company deposited certain disputed charges billed by AT&T into an interest bearing escrow account with a third party escrow agent. There was $2.4 million held in escrow for such disputes that had been classified as restricted cash in the Company’s consolidated balance sheets as of December 31, 2006. Subsequent to year end, the escrow was increased to $3.1 million and the disputes were settled during May 2007, resulting in $2.5 million being returned to the Company and $0.6 million paid to AT&T.

Basic and diluted loss per common share

Loss per common share has been computed using the weighted average number of shares of common stock outstanding. All stock options are anti-dilutive, and are therefore excluded from the computation of earnings per share. The restricted stock issued during 2006 has been excluded from the calculation of basic earnings per share because it is contingently returnable to the Company unless certain conditions, as described in Note 3, are met.

New accounting pronouncements

The Financial Accounting Standards Board (“FASB”) has issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Company’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 provides guidance for recognizing and measuring tax positions taken or expected to be taken in a tax return that directly or indirectly affect amounts reported in the financial statements. FIN 48 also provides accounting guidance for related income tax effects of tax positions that do not meet the recognition threshold specified in this interpretation. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have a material effect on the Company’s consolidated financial statements.

In September 2006, the FASB issued the Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS 157”), which is intended to provide guidance for using fair value to measure assets and liabilities. In general, this pronouncement is intended to establish a framework for determining fair value and to expand the disclosures regarding the determination of fair value. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. McLeodUSA is currently evaluating the potential impact of adopting SFAS 157.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115, (“SFAS 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of SFAS 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company will be required to adopt SFAS 159 on January 1, 2008. The Company has not completed its evaluation of the effect of SFAS 159.

Note 3.    Stock-based Compensation

Stock Options

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123R, Share Based Payment: An amendment of FASB Statement No. 123 and FASB Statement No. 95 (“SFAS 123R”), which requires the measurement and recognition of compensation expense for all share-based payment awards to employees and directors based on estimated fair values. The Company has used the modified prospective method of application for its adoption of SFAS 123R and records compensation expense on a straight-line basis over the service period. The Company recorded stock-based compensation expense under SFAS 123R for stock option awards of $3.6 million for the nine months ended September 30, 2007. As of September 30, 2007, there was $6.1 million of unrecognized compensation expense related to options granted under the Company’s share-based payment plans. The remaining expense is expected to be recognized over a weighted-average requisite service period of 1.9 years.

The Company records compensation expense for employee stock options based on the estimated fair value of the options on the date of grant using assumptions required by SFAS 123R. To determine the fair value, the Company has elected to use the Black-Scholes option pricing model. The weighted-average fair value of options granted was $5.02 and $5.80 for the nine months ended September 30, 2006 and 2007, respectively, with the following weighted average assumptions:

	September 30, 2006	September 30, 2007
Expected volatility	60.0%	54.0%
Risk-free interest rate	4.9%	4.6%
Dividend yield	0%	0%
Expected term	6 years	6 years

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

The expected volatility was based on an analysis of the trading activity of a number of companies in the telecommunications industry over a period commensurate with the expected term of the options granted. The average risk free rate was determined using the U.S. Treasury rate for the nearest period that coincides with the expected term. The dividend yield is 0% because the Company has never paid dividends and is restricted from doing so under the terms of its debt agreement. The expected term was determined using the “short-cut” method, which averages the vesting period and the contractual term.

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
	(in thousands)		(in years)	(in millions)
Outstanding at December 31, 2006	1,601	$8.38	5.2	$1.5
Granted	1,138	11.26
Exercised	—	—
Forfeited/cancelled/expired	(45)	8.63

Outstanding at September 30, 2007	2,694	9.59	4.9	9.4

Outstanding and exercisable at September 30, 2007	1,138	8.91	4.7	4.7

The aggregate intrinsic value is calculated as the difference between the exercise price and market value of the underlying common stock as of the balance sheet date.

Information on stock option grants since May 2006 is as follows:

	Shares	Weighted- Average Common Stock Fair Value	Weighted- Average Exercise Price	Intrinsic Value(1)
	(in thousands)
June 30, 2006	901	$8.29	$8.33	$—
September 30, 2006	810	8.42	8.42	—
March 31, 2007 (unaudited)	662	9.29	9.29	—
September 30, 2007 (unaudited)	476	13.07	14.00	—

	2,849	$9.36	$9.53	$—

(1)	Intrinsic Value reflects the amount by which the fair value of the shares underlying the options as of the grant date exceeds the exercise price.

The fair value of the common stock was determined based on contemporaneous valuations.

Restricted Common Stock

In 2006, the Company granted 750,000 shares of restricted common stock to its Chief Executive Officer with a weighted average grant date fair value of $6.00, with restrictions that lapse upon the achievement of specific performance and market conditions. Of the 750,000 shares, 450,000 shares will vest upon completion of an initial public offering or a change in control, and an additional 300,000 shares will vest if the value of the Company’s equity, at the completion of its initial public offering or a change in control, is at least $500 million.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

The fair value of the 450,000 restricted shares tied to performance conditions was based upon the market value of the underlying equity of the Company and was determined to be $8.43 per share. The fair value of the remaining 300,000 restricted shares tied to market conditions was determined using a contemporaneous Monte Carlo simulation valuation technique and was determined to be $2.35 per share. The Company recognizes compensation expense for the restricted stock awards over the expected requisite service period. None of the restricted shares have vested as of September 30, 2007. Total compensation expense related to restricted stock was $3.4 million (unaudited) for the nine months ended September 30, 2007. As of September 30, 2007, there was $0.3 million of unrecognized compensation expense related to restricted stock awards. At December 31, 2006, the remaining expense was expected to be recognized over a weighted-average requisite service period of 1.4 years. The Company filed a registration statement with the Securities and Exchange Commission to register its common shares during the first quarter of 2007. During the first quarter of 2007, the Company accelerated the expense recognition related to the 450,000 shares tied to a successful initial public offering of the Company’s equity because it anticipated the completion of an offering during the third quarter of 2007.

Note 4.    Chapter 11 Proceedings

As discussed in Note 1, on October 28, 2005, the Company and certain of its subsidiaries filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court. The Company’s Plan was filed with the Bankruptcy Court on October 19, 2005 and was confirmed on December 15, 2005, with the confirmation order entered by the Bankruptcy Court on December 16, 2005. The general unsecured creditors of the Company were unaffected by the Chapter 11 proceedings and the Plan. The Plan provided for, among other things:

•	The elimination of approximately $677.3 million of indebtedness and accrued interest of $50.8 million under the Credit Facilities;

•	In exchange for the cancellation of the $677.3 million of debt and the unpaid interest thereon, the lenders received their pro rata share of 100% of the new common stock of Reorganized McLeodUSA;

•

The cancellation of all of the McLeodUSA Series A Redeemable Convertible Preferred Stock, Series B Preferred Stock, Class A Common Stock, Class B Common Stock, Class C Common Stock and Warrants upon the Effective Date;

•	The elimination of certain lease agreements in exchange for termination payments of approximately $5.6 million; and

•

The conversion of the $100 million exit facility to $82.7 million of new term loans (after the retirement of $27.3 million through the sale of certain assets and proceeds of $10 million from new term loans).

On January 1, 2006, the Company recorded a gain of $18.5 million in reorganization items due to the change in the discount rate used to value its asset retirement obligation.

Note 5.    Fresh-start Accounting

As discussed in Note 1, the Company adopted the provisions of fresh start accounting as of the beginning of business on January 1, 2006. The value of the Company’s reorganization equity value or fair value of Reorganized McLeodUSA was based on two different valuation methods: the income approach and the market approach. These were used to formulate value indications that were used, in turn, to formulate the estimate of the reorganization equity value of Reorganized McLeodUSA. The market approach analyzed the financial statements of comparable publicly traded companies and compared their performances with that of McLeodUSA. The income approach utilized a discounted cash flow based on management’s projections of future operating results.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

These indications of the Company’s enterprise value were then adjusted for the Company’s working capital deficit and net debt to arrive at an estimated reorganization equity value of $240.4 million. These indications of fair value contain significant estimates as to the Company’s projected operating profit, cash flow and certain other items for the years 2006 through 2010. The estimates were based on a number of assumptions regarding the Company’s anticipated future performance, industry performance, general business and economic conditions and other matters.

SOP 90-7 requires an allocation of the reorganization equity value in conformity with procedures specified by APB 16, Business Combinations, as amended by SFAS 141, Business Combinations, for transactions reported on the basis of the purchase method. In order to estimate the value of the Company’s noncurrent and intangible assets, three generally accepted approaches to valuation were relied upon: the income approach, sales comparison approach, and cost approach. The method or methods most appropriate for each asset type analyzed were selected as follows:

•	Land. The sales approach was used to estimate the fair value of land. A sample of land properties was selected for market analysis and the overall adjustment was applied to the remaining properties.

•

Property and equipment other than land. The remaining tangible assets were valued based on the cost approach. The cost approach is based on the current cost to recreate or duplicate the asset less an appropriate allowance for depreciation. The cost approach requires significant assumptions regarding the allowance for physical depreciation based on the condition of the asset, functional obsolescence based on whether a current replacement asset would have greater functionality, and economic obsolescence caused by external factors such as market conditions.

•

McLeodUSA trade name. The McLeodUSA trade name was valued using a relief from royalty method that assumes that McLeodUSA does not have to pay royalties because it owns the trade name. This approach requires significant estimates of the royalty rate applied to the forecast of net sales.

•

Customer relationships. The value of the customer relationships was estimated utilizing both the cost approach and income approach and required estimates as to the cost associated with the Company’s installed customer base as well as the future cash flows from the established base that the Company had in service on December 31, 2005.

The Company used this estimate of fair value as the basis for its impairment charge during the fourth quarter of 2005. As a result of the impairment charges recorded as of December 31, 2005, the fresh start adjustments on the following table are to revalue the asset retirement obligation using current discount rates in accordance with FAS 143 and to reset accumulated depreciation.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

A reconciliation of the adjustments recorded in connection with the debt restructuring and the adoption of fresh start accounting is presented below (in millions):

	Predecessor McLeodUSA 12/31/2005 (Audited)	Debt Restructuring		Fresh-start Adjustments (d)	Pro-Forma Reorganized McLeodUSA 12/31/2005
Assets
Current assets
Cash & cash equivalents	$20.0	$10.0	(a)	$—	$30.0
Restricted cash	43.4	(27.3	)(a)	—	16.1
Trade receivables, net	40.7	—		—	40.7
Prepaid expense and other	13.8	—		—	13.8

Total current assets	117.9	(17.3)		—	100.6

Property and equipment
Land and buildings	24.0	—		(13.7)	10.3
Communications networks	966.1	—		(673.8)	292.3
Furniture, fixtures and equipment	159.4	—		(122.9)	36.5
Networks in progress	21.6	—		(14.3)	7.3

Total property & equipment	1,171.1	—		(824.7)	346.4
Less accumulated depreciation	(824.7)	—		824.7	—

Net property and equipment	346.4	—		—	346.4

Intangibles and other assets
Other intangibles, net	18.4	—		—	18.4
Other non-current	3.5	—		—	3.5

Total intangibles and other assets	21.9	—		—	21.9

TOTAL ASSETS	$486.2	$(17.3)		$—	$468.9

Liabilities and Stockholders’ Equity
Current liabilities
Liabilities subject to compromise	728.1	(728.1	)(b)	—	—
Current maturities of long-term debt	100.0	(100.0	)(a)	—	—
Accounts payable	33.7	—		—	33.7
Accrued payroll and payroll related expenses	13.7	—		—	13.7
Other accrued liabilities	57.6	—	(a)	—	57.6
Deferred revenue, current portion	9.4	—		—	9.4

Total current liabilities	942.5	(828.1)		—	114.4

Long-term debt, less current maturities	—	82.7	(a)	—	82.7
Deferred revenue, less current portion	18.6	—		—	18.6
Other long-term liabilities	31.3	—		(18.5)	12.8

Total liabilities	992.4	(745.4)		(18.5)	228.5

Redeemable convertible preferred stock
McLeodUSA Preferred Series A	42.4	(42.4	)(c)	—	—

Stockholders’ deficiency
McLeodUSA Common, Class A	2.0	(2.0	)(c)	—	—
McLeodUSA Common, Class B	0.8	(0.8	)(c)	—	—
McLeodUSA Common, Class C	0.3	(0.3	)(c)	—	—
McLeodUSA Preferred Series B	—	—	(c)	—	—
McLeodUSA Warrants	22.6	(22.6	)(c)	—	—
Reorganized McLeodUSA Common, Class A	—	0.3	(b)	—	0.3
Additional paid-in capital	1,082.1	—		(842.0)	240.1
Accumulated deficit	(1,656.4)	795.9	(b)(c)	860.5	—

Total stockholders’ equity	(548.6)	770.5		18.5	240.4

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$486.2	$(17.3)		$—	$468.9

(a)	It was a material condition to the effectiveness of the Plan that the Predecessor Company secure new financing. On January 6, 2006, the Company restructured its exit facility into two term loans (the “Term Loans”). The Company used the proceeds from the sale of the Company’s headquarters building totaling $27.3 million to reduce the amount outstanding from $100.0 million to $72.7 million. The Term Loans also consisted of an additional $10.0 million that was funded upon emergence.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

(b)	To record the discharge of indebtedness, including accrued interest, in accordance with the Plan, and the issuance of 30,000,000 shares of Reorganized McLeodUSA Class A Common Stock to the lenders under the credit agreement resulting in a gain on the cancellation of debt of $728.1 million in the 2006 statement of operations.
(c)	To eliminate Predecessor McLeodUSA Class A Common Stock, Class B Common Stock, Class C Common Stock, Series A Preferred Stock, Series B Preferred Stock and Warrants.
(d)	To reallocate the estimated fair market value of property and equipment and adjust the carrying value of the asset retirement obligation based on current discount rates resulting in reorganization income of $18.5 million in the 2006 statement of operations.

Note 6.    Acquisition

On May 16, 2007, the Company completed the acquisition of the Chicago-area customer base and related assets from Mpower Communications Corp. for approximately $17.3 million in cash.

Mpower Communications Corp. was a subsidiary of TelePacific Communications and provided business telecommunications under the name Mpower of Illinois. The Company expects to benefit from operating synergies by consolidating Mpower’s operation into its existing business. The results of Mpower subsequent to May 16, 2007, are included in the results of operations.

The transaction was accounted for using the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations (“SFAS 141”). In accordance with SFAS 141, the purchase price was preliminarily allocated to the assets acquired and liabilities assumed based on their estimated fair values as of the close of the acquisition, with amounts exceeding the fair value being recorded as goodwill. As the values of certain assets and liabilities are preliminary in nature, they are subject to adjustments as additional information is obtained. In order to estimate the value of the noncurrent and intangible assets acquired, the Company used two generally accepted valuation approaches: the income approach and the cost approach. The cost approach is based on the current cost to recreate or duplicate the asset less an appropriate allowance for depreciation. The other intangible assets were appraised using the income approach which values the asset at the present value of the expected economic income to be earned from the ownership of the asset. This requires estimates regarding the future cash flows of the asset as well as the rate of return.

The following table summarizes the estimated allocation of the purchase price to the fair value of the assets acquired and liabilities assumed at the date of the acquisition (in millions):

Property and equipment	$3.8
Goodwill	5.1
Intangible assets	9.5

Total assets	$18.4

Current liabilities	$0.4
Long term liabilities	0.7

Total liabilities	1.1
Cash paid	$17.3

The following table presents detail of the purchase price allocated to intangible assets as of the date of acquisition (in millions):

	Fair Value	Weighted Average Amortization Period
Non-compete / Non-solicit agreements	$4.3	2 years
Customer relationships	5.2	5 years

Total intangible assets subject to amortization	$9.5	3.7 years

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Note 7.    Assets Held for Sale

The Company completed the sale of its ATS operations on March 9, 2007 for approximately $16 million, resulting in a loss on sale of $1.0 million. Assets held for sale and liabilities related to assets held for sale have been presented separately in the asset and liabilities sections of the condensed consolidated balance sheet as of December 31, 2006.

The carrying amounts of the major classes of assets held for sale and liabilities related to assets held for sale as of December 31, 2006 were as follows (in millions):

December 31, 2006
Current assets	$0.9
Property & equipment, net	18.7

19.6

Liabilities related to assets held for sale	$1.6

In connection with the Company’s strategic plan, it may divest certain assets or markets that it no longer deems core to its business strategy. At December 31, 2006, the Company was in discussions with a potential buyer for certain property and equipment and customers in North Dakota and had classified the related property and equipment, totaling $1.6 million, as held for sale in the consolidated balance sheet. Since that time, discussions with the potential buyer have ceased and the Company does not anticipate that a sale will occur in the next twelve months. As a result, the assets are no longer classified as held for sale as of September 30, 2007.

Note 8.    Trade Receivables

The composition of trade receivables, net, is as follows (in millions):

	December 31, 2006	September 30, 2007
Trade Receivables
Billed	$37.9	$47.3
Unbilled	3.4	2.6

	41.3	49.9
Allowance for doubtful accounts and discounts	$(9.2)	(8.8)

	$32.1	$41.1

Note 9.    Other Accrued Liabilities

Other accrued liabilities consisted of the following (in millions):

	December 31, 2006	September 30, 2007
Accrued Sales/Use/Excise Taxes	$16.3	$13.3
Interest	4.3	7.0
Accrued property taxes	5.3	3.7
Customer deposits	5.7	2.2
Other	17.2	19.1

	$48.8	$45.3

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Note 10.    Other Intangible Assets

Intangible assets with finite lives at December 31, 2006 and September 30, 2007 are summarized as follows (in millions):

December 31, 2006:	Gross	Accumulated Amortization	Net
Deferred line installation costs	$16.5	$3.9	$12.6
Customer relationships	15.1	3.5	11.6
McLeodUSA trade name	3.3	0.8	2.5

	$34.9	$8.2	$26.7

September 30, 2007	Gross	Accumulated Amortization	Net
Deferred line installation costs	$27.7	$12.0	$15.7
Customer relationships	20.3	5.6	14.7
Non-compete agreement	4.2	0.8	3.4
McLeodUSA trade name	3.3	1.4	1.9

	$55.5	$19.8	$35.7

Annual estimated amortization expense for intangible assets above is $5.4 million for the remainder of 2007, $21.8 million for 2008, $6.7 million for 2009, and $1.8 million for 2010.

Note 11.    Accounting for Asset Retirement Obligations

SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which the legal or contractual removal obligation is incurred and capitalized as part of the carrying amount of the long-lived asset. Over time, the liability is recorded at its present value each period through accretion expense, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the Company recognizes a gain or loss for any difference between the settlement amount and the obligation.

Changes in the carrying amount of the asset retirement obligation for the nine months ended September 30, 2007 are summarized as follows (in millions):

Balance, December 31, 2006	$14.2
Interest accretion	1.2
Additions	0.7
Payments	(0.1)

Balance, September 30, 2007	$16.0

The Company recorded additional asset retirement obligations of $0.7 million in connection with the acquisition of the Chicago-area customer base and related assets of Mpower Communications Corp.

The asset retirement obligations are estimated based on various assumptions reviewed periodically by the Company. If information becomes known that is different than the assumptions in use, revisions are made using the more precise information. If actual results differ from the assumptions used, the amount of the obligations will differ, perhaps significantly, from the amounts reflected in the accompanying consolidated financial statements.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Note 12.    Employee Benefit Plan

The Company maintains two contributory retirement plan (the “401(k) Plans”) for its employees (including executive officers) age 21 and over with at least three months of service with the Company. One 401(k) Plan covers employees with job titles of Director and above and provides that each participant may contribute up to 50% of his or her salary (not to exceed the annual statutory limit). The second 401(k) plan covers employees with job titles below Director. This plan allows matching contributions and as of May 1, 2007, the Company began matching 50% of the first 4% of each participant’s contribution in this plan. Prior to May 1, 2007, no matching contributions were made.

Note 13.    Debt

On September 28, 2006, the Company completed a private placement of notes with a principal amount of $120.0 million (the “Notes”). The Notes bear interest at 10.5% per annum, payable semi-annually in arrears, and mature on October 1, 2011. No principal payments are due until maturity. In connection with the private placement of the Notes, the Company entered into a registration rights agreement in which the Company agreed to, among other things, file a registration statement with the SEC within 180 days of the issuance of the Notes and use its best efforts to cause the registration statement to be declared effective within 270 days after the issuance of the Notes. As of September 30, 2007, the registration statement had not been declared effective. As a result of the registration default, the annual interest rate on the Notes will increase by 0.25% for any subsequent 90-day period during which the registration default continues, up to a maximum additional interest rate of 1.00% per year. As of September 30, 2007, the Company has accrued the additional interest it expects to incur.

The Notes are collateralized by substantially all of the Company’s tangible and intangible assets and include restrictions as to, among other things, additional indebtedness, payment of cash dividends, liens, investments and asset sales. The Notes do not contain financial maintenance covenants. The Company chose to redeem a portion of the Notes out of the proceeds from the sale of the Company’s ATS cable and telephony business of approximately $16 million. The Company redeemed $16 million in aggregate principal amount of the Notes on May 8, 2007. The Notes also allow for the redemption of up to 35% of the aggregate principal amount of the Notes prior to October 1, 2009, subject to certain prepayment premiums. The holders of the Notes may require the Company to repurchase the Notes at 101% of the principal amount upon the occurrence of a change of control.

The Company entered into capital leases for computer equipment and an installment purchase of software licensing during the first nine months of 2007, resulting in additional debt of $2.0 million, of which $1.2 million is classified as long-term.

Note 14.    Capital Stock

The 2006 Omnibus Equity Plan is administered by a committee established at the discretion of the Company’s board of directors. This committee, with the approval of the board of directors, increased the total number of Common Stock for issuance in the form of restricted stock or stock option awards from 3,100,000 shares to 3,500,000 shares on August 6, 2007.

Note 15.    Litigation

The Company is involved in numerous regulatory proceedings before state public utility commissions and the Federal Communications Commission (the “FCC”), particularly in connection with actions by the regional Bell operating companies (the “RBOCs”), which include AT&T, Qwest and Verizon. The Company anticipates

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

that the RBOCs will continue to pursue litigation, changes in regulations and legislation in states within the Company’s 20-state network footprint, as well as before the FCC and Congress, to reduce regulatory oversight and regulation over their rates, operations and access by others to their networks. This includes the pursuit of major changes in the Telecommunications Act of 1996, which may adversely affect competitive local exchange carriers (“CLECs”), including the Company. If adopted, these changes could make it more difficult for the Company to challenge the RBOCs’ competitive actions and to compete with the RBOCs generally.

The Company is one of several defendants in a lawsuit brought by AT&T and its affiliates in the U.S. District Court in the Eastern District of Missouri in February 2005. AT&T alleges that the Company conspired with one or more of Global Crossing and its affiliates, certain named competitive local exchange carriers, and/or certain unnamed Least Cost Router entities (“LCRs”), to breach AT&T’s state or federal tariffs, unjustly enrich themselves and commit fraud on AT&T. AT&T alleges that the defendants knowingly disguised long distance calls that were terminated to AT&T so that they appeared to AT&T to be local calls thereby depriving AT&T of the difference between the access charge rate owed for termination of long distance calls and the reciprocal compensation rate owed for termination of local calls. The Company filed its answer on April 1, 2005, denying all liability. No discovery has been conducted in the case. On February 7, 2006, the Court entered an order staying the case on the grounds that primary jurisdiction regarding the obligations of the defendants rests with the FCC. AT&T did not quantify its damages, and the case was stayed. The claims remain pending with the FCC. Because this case is in an early stage and no specific claim of damages has been made against the Company, the risk of damages against the Company, if any, cannot be estimated at this time. The Company intends to vigorously defend against these claims.

The Company has been sued in two actions brought in May 2003 in the Circuit Court of Cook County, Illinois, consolidated as Telecommunications Network Design, Inc. vs. McLeodUSA, No. 03 CH 8477, and certified as a class action, for allegedly sending unsolicited faxes in violation of 47 U.S.C. section 227(b)(3). The complaints do not quantify the alleged damages. Under the statute, recipients of unsolicited facsimile advertisements are entitled to damages of up to $500 per facsimile for inadvertent violations and up to $1,500 per facsimile for knowing or willful violations. The Company has demanded coverage from its insurance carrier, AIG, which initially denied coverage. On September 17, 2007, McLeodUSA and AIG entered into a settlement agreement whereby AIG promised to indemnify McLeodUSA from any adverse judgment or settlement in this case, with McLeodUSA paying $100,000, subject to court approval. On October 3, 2007, the court approved the settlement.

The Company has protested and appealed various sales and use tax assessments levied in January 2002 by the Iowa Department of Revenue with respect to the purchase of certain equipment from 1996 through 2000. These assessments total approximately $8 million, excluding interest and penalties. The Company believes it has meritorious defenses against these assessments and intends to vigorously defend itself during this appeal process. The Company has reserved what it believes to be an adequate amount related to this dispute based on its assessment of the likely outcome. However, there can be no assurance that its business will not be materially adversely affected by a negative outcome of this dispute.

On March 13, 2007, the Universal Service Administrative Company (“USAC”), which administers the federal universal service program on behalf of the FCC, completed an audit of the Company’s contributions to the federal universal service program based upon the Company’s 2005 revenues. The audit report concludes that the Company underreported or misclassified certain telecommunications service revenues, resulting in a contribution shortfall of approximately $4.0 million. The Company filed additional material with USAC and a revised report in October 2007. The Company believes it has an adequate reserve related to this dispute based on its assessment of the likely outcome. The Company is continuing to negotiate with USAC in an attempt to revise or amend their findings. The Company has also filed an appeal of the audit findings to the FCC.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

As a result of a settlement reached with Qwest prior to the Company’s emergence from Chapter 11, the Company filed complaints against Qwest during the first quarter of 2006 with several state utility commissions related to a collocation billing dispute. The Company had withheld payments due to Qwest because it believed Qwest had not properly implemented the parties’ amended interconnection agreement. The Company has filed a civil complaint in federal district court asking it to review the Iowa case based on federal and state law. The Company believes it has an adequate reserve related to this dispute based on its assessment of the likely outcome.

Also as a result of the settlement with Qwest, on March 14, 2006, the Company filed an action against Qwest in the U.S. District Court for the Northern District of Iowa seeking recovery of damages related to numerous other billings between the parties. Qwest filed a counterclaim for amounts it believes the Company owes it. This lawsuit encompasses billing disputes involving access billing for 800 toll-free calls made by the Company’s customers and 800 toll-free calls made by third-party wireless carrier customers, access charges related to VoIP traffic, billing disputes related to the parties unbundled network element platform agreement, backbilling for collocation space and related disputes for fiber maintenance fees under an IRU agreement between the parties, reimbursement of third-party access charges and other issues. In addition, Qwest alleges that the Company improperly entered into revenue-sharing arrangements with wireless carriers in order to charge Qwest for access services provided to such carriers whose customers made 800 toll-free calls that were routed through Qwest’s network. The Company is also seeking a declaratory judgment that it is not responsible for reimbursing Qwest for terminating access charge payments that Qwest allegedly made to rural incumbent local exchange carriers for calls that were originated by its end user customers. Qwest claims its damages exceed $14 million, and the Company’s claims against Qwest exceed $12 million.

On July 24, 2006, the Company moved to dismiss Qwest’s negligent misrepresentation, conversion, trespass, fraud, fraudulent concealment and negligence counterclaims. On August 24, 2006, Qwest amended its counterclaims both by making additional factual allegations and by interposing a limited number of new legal theories. The Company filed a motion to dismiss Qwest’s amended counterclaims on September 11, 2006. On January 16, 2007, the court dismissed the negligence and negligent misrepresentation claims. The court declined to dismiss the remaining counterclaims. The Company filed its response to Qwest’s amended counterclaims, including the tort claims that were not dismissed on February 21, 2007. The Company believes that its billing was and remains consistent with industry practice, FCC regulations, its tariffs and interconnection agreements, and that it has good defenses to Qwest’s counterclaims. The Company intends to aggressively pursue its claims against Qwest and vigorously contest the Qwest counterclaims. The Company’s business and cash reserves could be adversely affected by adverse rulings by the court in this lawsuit, and the Company’s loss could be as high as the total amount of damages Qwest has claimed. The Company believes it has an adequate reserve related to this dispute based on its assessment of the likely outcome.

The Company, along with a number of other telecommunications carriers, filed suit in March 2006 against AT&T Corp. in the U.S. District Court in the District of New Jersey for unpaid and underpaid access charges. This suit claims that AT&T deliberately disguised the nature of certain calls so that the Company was unable to assess and bill the applicable access charges. AT&T has asserted a counterclaim alleging that the Company improperly billed AT&T terminating intrastate access charges on wireless roaming traffic, a portion of which should have been billed at the lower interstate rate. This counterclaim has been transferred by the court to the FCC for resolution. The parties are in settlement negotiations. The Company intends to pursue its claims and to contest the AT&T counterclaim vigorously.

The Company is not aware of any other material litigation against them. It is, however, party to a number of legal actions and proceedings arising from its provision and marketing of telecommunications services (including matters involving do-not-call and billing regulations), as well as certain legal actions and regulatory matters

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

arising in the ordinary course of business. The Company believes that the ultimate outcome of the foregoing actions will not result in a liability that would have a material adverse effect on its financial condition or results of operations.

Note 16.    Condensed Consolidating Financial Information

On September 28, 2006, McLeodUSA Incorporated (“Issuer”) issued the Notes. The Notes are fully, unconditionally and irrevocably guaranteed by each of the Company’s existing and future subsidiaries (“Subsidiary Guarantors”), jointly and severally. All of the Company’s subsidiaries are wholly owned. Substantially all of the Issuer’s cash flow is generated by the Subsidiary Guarantors. As a result, funds necessary to meet the Issuer’s debt service obligations are provided by the Subsidiary Guarantors.

The following information sets forth the Company’s Condensed Consolidating Balance Sheets as of September 30, 2007, and December 31, 2006, Condensed Consolidating Statements of Operations for the nine months ended September 30, 2007 and 2006, and Condensed Consolidating Statements of Cash Flows for the nine months ended September 30, 2007 and 2006.

McLEODUSA INCORPORATED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING BALANCE SHEETS

September 30, 2007

	Issuer	Combined Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets
Cash and cash equivalents	$23.0	$3.7	$—	$26.7
Restricted cash	4.6	—	—	4.6
Short term investments	7.6	—	—	7.6
Trade receivables, net	—	41.1	—	41.1
Prepaid expenses and other	1.8	5.3	—	7.1

Total current assets	37.0	50.1	—	87.1

Property and equipment, net	—	290.4	—	290.4
Investment in subsidiaries	91.2	73.3	(164.5)	—
Goodwill	—	5.1	—	5.1
Other intangibles, net	1.9	33.8	—	35.7
Other	5.2	4.5	—	9.7

Total assets	$135.3	$457.2	$(164.5)	$428.0

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current maturities of long-term debt	$—	$0.8	$—	$0.8
Accounts payable	0.1	33.0	—	33.1
Accrued payroll and payroll related expenses	9.1	3.8	—	12.9
Other accrued liabilities	10.4	34.9	—	45.3
Deferred revenue, current portion	0.1	7.3	—	7.4

Total current liabilities	19.7	79.8	—	99.5

Long-term liabilities
Due (from) / due to affiliates	(174.8)	174.8	—	—
Long-term debt, less current maturities	104.0	1.2	—	105.2
Deferred revenue, less current portion	—	20.8	—	20.8
Other long-term liabilities	—	16.0	—	16.0

Total liabilities	(51.1)	292.6	—	241.5

Stockholders’ equity	186.4	164.6	(164.5)	186.5

Total liabilities and stockholders’ equity	$135.3	$457.2	$(164.5)	$428.0

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEETS

December 31, 2006

	Issuer	Combined Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets
Cash and cash equivalents	$58.7	$6.1	$—	$64.8
Restricted cash	10.6	—	—	10.6
Trade receivables, net	—	32.1	—	32.1
Prepaid expenses and other	3.7	7.1	—	10.8
Assets held for sale	—	19.6	—	19.6

Total current assets	73.0	64.9	—	137.9

Property and equipment, net	—	306.3	—	306.3
Investment in subsidiaries	320.0	352.1	(672.1)	—
Intangibles, net	2.5	24.2	—	26.7
Other	7.0	1.1	—	8.1

Total assets	$402.5	$748.6	$(672.1)	$479.0

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$0.5	$35.1	$—	$35.6
Accrued payroll and payroll related expenses	10.8	2.4	—	13.2
Other accrued liabilities	6.8	42.0	—	48.8
Deferred revenue, current portion	0.2	8.5	—	8.7
Liabilities related to assets held for sale	—	1.6	—	1.6

Total current liabilities	18.3	89.6	—	107.9

Long-term liabilities
Due (from) / due to affiliates	47.1	(47.1)	—	—
Long-term debt, less current maturities	120.0	—	—	120.0
Deferred revenue, less current portion	—	19.8	—	19.8
Other long-term liabilities	—	14.2	—	14.2

Total liabilities	185.4	76.5	—	261.9

Stockholders’ equity	217.1	672.1	(672.1)	217.1

Total liabilities and stockholders’ equity	$402.5	$748.6	$(672.1)	$479.0

McLEODUSA INCORPORATED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS AND

OTHER COMPREHENSIVE INCOME

Nine months ended September 30, 2007

	Issuer	Combined Guarantor Subsidiaries	Eliminations	Consolidated
Revenue	$—	$375.4	$—	$375.4
Operating expenses:
Cost of service (exclusive of depreciation and amortization expense shown separately below)	—	198.3	—	198.3
Selling, general and administrative	28.7	122.3	—	151.0
Depreciation and amortization	0.6	53.4	—	54.0
Restructuring	(0.1)	—	—	(0.1)

Total operating expenses	29.2	374.0	—	403.2

Operating (loss) income	(29.2)	1.4	—	(27.8)
Nonoperating expense:
Interest expense, net of amounts capitalized	(8.0)	(1.6)	—	(9.6)
Other expense	—	(0.2)	—	(0.2)

Net loss before equity in undistributed earnings (losses) of subsidiaries	(37.2)	(0.4)	—	(37.6)
Equity in undistributed earning (losses) of subsidiaries	(0.4)	0.4	—	—

Net loss	$(37.6)	$—	$—	$(37.6)

Other comprehensive income (loss), net of tax:
Unrealized holding gains arising during the period	$1.4	$—	$—	$1.4
Less: reclassification adjustment for gains included in net income	(1.4)	—	—	(1.4)

Total other comprehensive income	—	—	—	—

Comprehensive (loss) income	$(37.6)	$—	$—	$(37.6)

McLEODUSA INCORPORATED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS AND

OTHER COMPREHENSIVE INCOME

Nine months ended September 30, 2006

	Issuer	Combined Guarantor Subsidiaries	Eliminations	Consolidated
Revenue	$—	$417.9	$—	$417.9
Operating expenses:
Cost of service (exclusive of depreciation and amortization expense shown separately below)	—	245.3	—	245.3
Selling, general and administrative	18.3	117.1	—	135.4
Depreciation and amortization	0.6	43.6	—	44.2
Restructuring	2.5	—	—	2.5

Total operating expenses	21.4	406.0	—	427.4

Operating (loss) income	(21.4)	11.9	—	(9.5)
Nonoperating expense:
Interest expense, net of amounts capitalized	(7.9)	(1.3)	—	(9.2)
Other expense	—	(0.5)	—	(0.5)

Net (loss) income before equity in undistributed earnings (losses) of subsidiaries	(29.3)	10.1	—	(19.2)
Equity in undistributed earning (losses) of subsidiaries	10.1	(10.1)	—	—

Net loss	$(19.2)	$—	$—	$(19.2)

McLEODUSA INCORPORATED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Nine Months Ended September 30, 2007

	Issuer	Combined Guarantor Subsidiaries	Consolidated
Cash Flow from Operating Activities
Net loss	$(37.2)	$(0.4)	$(37.6)
Depreciation and amortization	0.6	53.4	54.0
Stock compensation expense	7.0	—	7.0
Changes in operating assets and liabilities	(1.0)	(4.1)	(5.1)

Net cash provided by (used in) operating activities	(30.6)	48.9	18.3

Cash Flows from Investing Activities
Purchase of property and equipment	—	(24.2)	(24.2)
Deferred line installation costs	—	(11.4)	(11.4)
Proceeds from sale of assets	—	16.9	16.9
Acquisition	—	(17.3)	(17.3)
Purchase of available-for-sale securities	(7.6)	—	(7.6)
Decrease in restricted cash	3.4	—	3.4

Net cash used in investing activities	(4.2)	(36.0)	(40.2)

Cash Flows from Financing Activities
Payments on long-term debt	(16.0)	(0.2)	(16.2)
Change in due to/due from affiliates	15.1	(15.1)	—

Net cash used in financing activities	(0.9)	(15.3)	(16.2)

Net decrease in cash and cash equivalents	(35.7)	(2.4)	(38.1)

Cash and cash equivalents
Beginning	58.7	6.1	64.8

Ending	$23.0	$3.7	$26.7

McLEODUSA INCORPORATED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Nine Months Ended September 30, 2006

	Issuer	Combined Guarantor Subsidiaries	Consolidated
Cash Flow from Operating Activities
Net loss	$(11.5)	$(7.7)	$(19.2)
Depreciation and amortization	0.6	43.6	44.2
Stock compensation	3.2	—	3.2
Changes in operating assets and liabilities	4.5	(6.7)	(2.2)

Net cash provided by (used in) operating activities	(3.2)	29.2	26.0

Cash Flows from Investing Activities
Purchase of property and equipment	—	(22.1)	(22.1)
Deferred line installation costs	—	(12.7)	(12.7)
Proceeds from sale of assets	—	2.5	2.5
Decrease in restricted cash	34.6	—	34.6

Net cash provided by (used in) investing activities	34.6	(32.3)	2.3

Cash Flows from Financing Activities
Repayments of long-term debt	(110.0)	—	(110.0)
Proceeds from long-term debt	130.0	—	130.0
Deferred financing fees	(5.3)	—	(5.3)
Change in due to/due from affiliates	—	—	—

Net cash provided by financing activities	14.7	—	14.7

Net increase (decrease) in cash and cash equivalents	46.1	(3.1)	43.0

Cash and cash equivalents
Beginning	13.9	6.1	20.0

Ending	$60.0	$3.0	$63.0

We have not authorized any dealer or salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not constitute an offer to sell or buy any securities in any jurisdiction where it is unlawful. The information in this prospectus is current only as of the date of this prospectus unless the information specifically indicates that another date applies.

Until April 1, 2008, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

$300,000,000

PAETEC Holding Corp.

Exchange Offer of

$300,000,000 of our 9.5% Senior Notes due 2015

December 31, 2007